Filed Pursuant to Rule 424(b)(3)
Registration No. 333-267200

PROSPECTUS

Up To 16,213,419 Shares Of Common Stock

Issuable Upon Exercise Of Warrants

Up To 120,443,882 Shares of Common Stock

Up To 7,588,430 Warrants

This prospectus relates to the issuance by us of up to an aggregate of 16,213,419 shares of our common stock, par value $0.0001 per share (the “Common Stock”) consisting of (i) up to 5,450,000 shares of Common Stock that are issuable upon the exercise of 5,450,000 warrants (the “Sponsor Warrants”) originally issued to JAR Sponsor, LLC (the “Sponsor”) in private placements at a price of $1.00 per warrant in connection with the initial public offering (the “L&F IPO”) of L&F Acquisition Corp., a Cayman Islands exempted company (“L&F”), (ii) up to 2,138,430 shares of Common Stock that are issuable upon the exercise of 2,138,430 warrants (the “Underwriter Warrants” and, together with the Sponsor Warrants, the “Private Placement Warrants”) originally issued to Jefferies LLC, the underwriter of the L&F IPO, in private placements at a price of approximately $1.21 per warrant in connection with the L&F IPO, and (iii) up to 8,624,989 shares of Common Stock that are issuable upon the exercise of 8,624,989 warrants (the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”) originally issued in the L&F IPO. Each Warrant entitles the holder thereof to purchase one share of our Common Stock at a price of $11.50 per share. We will receive the proceeds from any exercise of any Warrants for cash, which amount of aggregate proceeds, assuming the exercise of all Warrants, would be $186.5 million. We believe the likelihood that warrant holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Common Stock, the last reported sales price for which was $5.50 per share on October 7, 2022. If the market price for our Common Stock is less than $11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants.

This prospectus also relates to the offer and sale from time to time by the selling securityholders named in this prospectus or their permitted transferees (the “Selling Securityholders”) of (a) up to 120,443,882 shares of Common Stock consisting of (i) 89,348,952 shares of Common Stock issued as merger consideration to certain former stockholders of ZeroFox, Inc. and ID Experts Holdings, Inc., a Delaware corporation (“IDX”) in connection with the consummation of the Business Combination (as defined in this prospectus) based upon an implied equity consideration value of $10.00 per share, (ii) 193,039 shares of Common Stock issued upon the exercise by two of our executives of options assumed by us in connection with the consummation of the Business Combination at exercise prices of $0.49 per share and $0.60 per share, (iii) up to 137,253 shares of Common Stock issuable upon the exercise of options assumed by us in connection with the consummation of the Business Combination with a weighted average exercise price of $0.29 per share, (iv) 2,000,000 shares of Common Stock (the “PIPE Shares”) issued by us to certain investors (the “PIPE Investors”) in connection with the consummation of the Business Combination in a private placement at a price of $10.00 per share, (v) up to 16,863,708 shares of Common Stock that are issuable upon the conversion of $150 million aggregate principal amount of our 7.00%/8.75% Convertible Senior Cash/PIK Toggle Notes due 2025 (the “Notes”) issued by us to certain investors (the “Convertible Notes Investors”) in connection with the consummation of the Business Combination in a private placement for an aggregate purchase price of $150 million, (vi) 4,312,500 shares of Common Stock (the “Founder Shares”) originally purchased by the Sponsor for $25,000, or approximately $0.006 per share, in a private placement in connection with the L&F IPO, and (vii) up to 7,588,430 shares of Common Stock issuable upon the exercise of the Private Placement Warrants, and (b) up to 7,588,430 Private Placement Warrants. The Notes have an initial conversion price of $11.50 per share, subject to adjustment as provided in the indenture governing the Notes. The number of shares issuable upon conversion of the Notes (the “Notes Shares”) is calculated assuming that we exercise our option to pay interest in kind with respect to the Notes and further assumes conversion of the Notes after all interest payments prior to maturity are paid in kind and the Notes are converted and settled on the second business day prior to maturity. We will not receive any proceeds from the sale of shares of Common Stock or Warrants by the Selling Securityholders pursuant to this prospectus.

In connection with L&F’s extraordinary general meetings to approve (i) an amendment to L&F’s amended and restated memorandum and articles of association to extend the date to complete L&F’s initial business combination and (ii) the Business Combination, holders of an aggregate of 16,243,998 Class A Ordinary Shares (as defined in this prospectus), representing 94.2% of L&F’s Class A Ordinary Shares, exercised their right to redeem their shares for cash at redemption prices of approximately $10.154 per share and $10.177 per share, respectively, for an aggregate redemption amount of $165,004,557. The shares of Common Stock being offered for resale pursuant to this prospectus by the Selling Securityholders represent approximately 84.4% of the outstanding shares of Common Stock as of October 7, 2022 and approximately 121.0% of our public float (after giving effect to the issuance of shares upon the exercise of the Private Placement Warrants and the issuance of 16,863,708 shares upon conversion of the Notes, which assumes we exercise our option to pay interest in kind and the maximum additional shares are issued). Given the substantial number of shares of Common Stock being registered for potential resale by the Selling Securityholders pursuant to this prospectus, the sale of shares by the Selling Securityholders, or the perception in the market that the Selling Securityholders of a large number of shares intend to sell shares, could increase the volatility of the market price of our Common Stock or result in a significant decline in the public trading price of our Common Stock. Even if the trading price of our Common Stock is significantly below $10.00, the offering price for the L&F Public Units (as defined in this prospectus), certain of the Selling Securityholders, including the Sponsor, may still have an incentive to sell shares of our Common Stock because they purchased the shares at prices lower than the public investors or the current trading price of our Common Stock. For example, based on the closing price of our Common Stock of $5.50 on October 7, 2022, the Sponsor and other holders of the Founder Shares (assuming 1,293,750 Founder Shares are no longer subject to forfeiture based on the satisfaction of certain earnout conditions) would experience a potential profit of up to approximately $5.50 per share, or up to approximately $23.7 million in the aggregate.

Our registration of the securities covered by this prospectus does not mean that the Selling Securityholders will offer or sell any of the shares of Common Stock or Private Placement Warrants. The Selling Securityholders may offer, sell or distribute all or a portion of their shares of Common Stock or Private Placement Warrants publicly or through private transactions at prevailing market prices or at negotiated prices. We provide more information about how the Selling Securityholders may sell shares of Common Stock or Private Placement Warrants in the section titled “Plan of Distribution.”

Our Common Stock is listed on The Nasdaq Global Market and our Public Warrants are listed on The Nasdaq Capital Market under the symbols “ZFOX” and “ZFOXW,” respectively. On October 7, 2022, the last reported sales price of our Common Stock was $5.50 per share and the last reported sales price of our Public Warrants was $0.205 per Warrant.

We will bear all costs, expenses and fees in connection with the registration of the shares of Common Stock and the Private Placement Warrants. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sales of the shares of Common Stock and the Private Placement Warrants.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and are subject to reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

See the section titled “Risk Factors” beginning on page 8 of this prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 7, 2022.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) using the “shelf” registration process. Under this shelf registration process, the Selling Securityholders may, from time to time, sell the securities offered by them described in this prospectus. We will not receive any proceeds from the sale by such Selling Securityholders of the securities offered by them described in this prospectus. This prospectus also relates to the issuance by us of the shares of Common Stock issuable upon the exercise of any Warrants. We will not receive any proceeds from the sale of shares of Common Stock underlying the Warrants pursuant to this prospectus, except with respect to amounts received by us upon the exercise of the Warrants for cash.

We may also file a prospectus supplement or post-effective amendment to the registration statement of which this prospectus forms a part that may contain material information relating to these offerings. The prospectus supplement or post-effective amendment may also add, update or change information contained in this prospectus with respect to that offering. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement or post-effective amendment, you should rely on the prospectus supplement or post-effective amendment, as applicable. Before purchasing any securities, you should carefully read this prospectus, any post-effective amendment and any applicable prospectus supplement, together with the additional information described under the section titled “Where You Can Find More Information.”

Neither we nor the Selling Securityholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any accompanying prospectus supplement or any free writing prospectus we have prepared. We and the Selling Securityholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy securities, in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement is accurate only as of the date on the front of those documents only, regardless of the time of delivery of this prospectus or any applicable prospectus supplement, or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

On August 3, 2022 (the “Closing Date”), we consummated the transactions contemplated by the Business Combination Agreement, dated as of December 17, 2021 (the “Business Combination Agreement”), by and among L&F, L&F Acquisition Holdings, LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of L&F (“L&F Holdings”), ZF Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of L&F Holdings (“ZF Merger Sub”), IDX Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of L&F Holdings (“IDX Merger Sub”), IDX Forward Merger Sub, LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of L&F Holdings (“IDX Forward Merger Sub”), ZeroFox, Inc., a Delaware corporation, and IDX. As contemplated by the Business Combination Agreement, L&F was domesticated as a Delaware corporation and changed its name to ZeroFox Holdings, Inc. (the “Domestication”). On the Closing Date, we consummated the merger transactions contemplated by the Business Combination Agreement, whereby following the Domestication (i) ZF Merger Sub merged with and into ZeroFox, Inc. (the “ZF Merger”), with ZeroFox, Inc. being the surviving company in the ZF Merger and continuing (immediately following the ZF Merger) as a direct, wholly-owned subsidiary of L&F Holdings (the time that the ZF Merger became effective being referred to as the “ZF Effective Time”), (ii) immediately following the ZF Merger, IDX Merger Sub merged with and into IDX (the “IDX Merger”), with IDX being the surviving company in the IDX Merger (referred to herein as “Transitional IDX Entity”) and continuing (immediately following the IDX Merger) as a direct, wholly-owned subsidiary of L&F Holdings (the time that the IDX Merger became effective being referred to as the “IDX Effective Time”), and (iii) immediately following the IDX Merger, Transitional IDX Entity merged with and into IDX Forward Merger Sub (the “IDX

Forward Merger,” and together with the ZF Merger and IDX Merger, the “Mergers” and collectively with the Domestication, the “Business Combination”), with IDX Forward Merger Sub being the surviving company in the IDX Forward Merger and continuing (immediately following the IDX Forward Merger) as a direct, wholly-owned subsidiary of L&F Holdings. The closing of the Business Combination is referred to herein as the “Closing.”

We are registering the resale of shares of Common Stock and Private Placement Warrants as required by (i) the Amended and Restated Registration Rights Agreement, dated as of August 3, 2022, by and among ZeroFox Holdings, Inc., the Sponsor Holders (as defined in this prospectus), Jefferies LLC and certain former stockholders of ZeroFox, Inc. and IDX, (ii) the Registration Rights Agreement, dated as of August 3, 2022, by and among ZeroFox Holdings, Inc. and the Convertible Notes Investors and (iii) the Common Equity Subscription Agreements (as defined in this prospectus).

Unless otherwise indicated, references in this prospectus to “ZeroFox,” “we,” “us,” “our,” and the “Company” refer to ZeroFox Holdings, Inc., a Delaware corporation (f/k/a L&F Acquisition Corp., a Cayman Islands exempted company), and its consolidated subsidiaries following the Closing (as defined below) or to ZeroFox, Inc., a Delaware corporation, prior to the Closing, as the context requires. References in this prospectus to “L&F” refer to L&F Acquisition Corp., a Cayman Islands exempted company, prior to the Closing.

CERTAIN DEFINED TERMS

“A&R Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement, dated as of August 3, 2022, by and among ZeroFox Holdings, Inc., the Sponsor Holders, Jefferies LLC and certain former stockholders of ZeroFox, Inc. and IDX.

“Board” means the board of directors of ZeroFox Holdings, Inc. after the Closing.

“Business Combination” means the Domestication and the Mergers.

“Business Combination Agreement” means the Business Combination Agreement, dated as of December 17, 2021, by and among L&F, L&F Holdings, ZF Merger Sub, IDX Merger Sub, IDX Forward Merger Sub, ZeroFox, Inc. and IDX.

“Bylaws” means the amended and restated bylaws of ZeroFox Holdings, Inc. adopted on August 3, 2022.

“Certificate of Incorporation” means the Certificate of Incorporation of ZeroFox Holdings, Inc. filed with the Secretary of State of the State of Delaware on August 3, 2022.

“Class A Ordinary Shares” means the Class A ordinary shares, par value $0.0001 per share, of L&F prior to the Closing.

“Class B Ordinary Shares” means the Class B ordinary shares, par value $0.0001 per share, of L&F prior to the Closing.

“Closing” means the closing of the Business Combination.

“Closing Date” means the date of the Closing, August 3, 2022.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Equity PIPE Financing” or “PIPE Investment” means the transactions consummated in connection with the Common Equity Subscription Agreements, pursuant to which the PIPE Investors collectively purchased an aggregate of 2,000,000 shares of Common Stock for an aggregate purchase price of $20,000,000.

“Common Equity Subscription Agreements” means the subscription agreements, dated December 17, 2021, entered into between L&F and each of the PIPE Investors in connection with the Common Equity PIPE Financing.

“Common Stock” means the common stock, par value $0.0001 per share, of ZeroFox Holdings, Inc.

“Continental” means Continental Stock Transfer & Trust Company.

“Convertible Notes Financing” means the transactions consummated in connection with the Convertible Notes Subscription Agreements, pursuant to which the Convertible Notes Investors collectively purchased an aggregate principal amount of $150,000,000 of Notes with an initial conversion price of $11.50 per share of Common Stock, on the terms and subject to the conditions set forth in the Convertible Notes Subscription Agreements.

“Convertible Notes Investors” means the investors in the Convertible Notes Financing pursuant to the Convertible Notes Subscription Agreements.

“Convertible Notes Registration Rights Agreement” means the Registration Rights Agreement, dated as of August 3, 2022, by and among ZeroFox Holdings, Inc. and the Convertible Notes Investors.

“Convertible Notes Subscription Agreements” means the convertible notes subscription agreements, dated December 17, 2021, entered into between L&F and each of the Convertible Notes Investors in connection with the Convertible Notes Financing.

“DGCL” means the Delaware General Corporation Law, as amended.

“Domestication” means the transfer by way of continuation and deregistration of L&F as an exempted company incorporated in the Cayman Islands and the continuation and domestication of L&F as a corporation incorporated in the State of Delaware.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Extension Amendment Proposal” means the proposal presented at the Extension Meeting to amend the amended and restated memorandum and articles of association of L&F to extend the date by which L&F must complete its initial business combination from May 23, 2022 to August 24, 2022.

“Extension Articles Amendment” means the amendment to the amended and restated memorandum and articles of association of L&F as proposed in the Extension Amendment Proposal approved as a special resolution passed at the Extension Meeting.

“Extension Amendment Redemptions” means the redemption by L&F shareholders of 13,824,311 Class A Ordinary Shares in connection with the approval and implementation of the Extension Amendment Proposal.

“Extension Meeting” means the extraordinary general meeting of L&F shareholders held on May 3, 2022 to consider the Extension Amendment Proposal.

“Founder Shares” means the aggregate 4,312,500 shares of Common Stock held by the Sponsor Holders, originally purchased as 4,312,500 Class B Ordinary Shares by the Sponsor for $25,000, or approximately $0.006 per share, in connection with the L&F IPO and converted, on a one-for-one basis, into shares of Common Stock in connection with the Domestication, of which 4,202,767 shares of Common Stock are held by the Sponsor, 20,000 shares of Common Stock are held by Albert Goldstein, 50,000 shares of Common Stock are held by Joseph Lieberman and 39,733 shares of Common Stock are held by Kurt Summers.

“GAAP” means U.S. generally accepted accounting principles.

“IDX” means ID Experts Holdings, Inc., a Delaware corporation.

“IDX Effective Time” means the time of the filing of a certificate of merger with the Secretary of State of the State of Delaware in order to effect the IDX Merger, or such later time as specified in such certificate of merger, upon which the IDX Merger was consummated.

“IDX Forward Merger” means the merger of IDX Transitional Entity with and into IDX Forward Merger Sub.

“IDX Forward Merger Sub” means IDX Forward Merger Sub, LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of L&F Holdings prior to the Closing.

“IDX Merger” means the merger of IDX Merger Sub with and into IDX.

“IDX Merger Sub” means IDX Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of L&F Holdings prior to the Closing.

“Incentive Equity Plan” means the ZeroFox Holdings, Inc. 2022 Incentive Equity Plan.

“Indenture” means the Indenture, dated as of August 3, 2022, by and between ZeroFox Holdings, Inc. and Wilmington Trust Company, National Association.

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“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“L&F” or “LNFA” means L&F Acquisition Corp., a Cayman Islands exempted company, prior to Closing.

“L&F Holdings” means L&F Acquisition Holdings, LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of L&F prior to the Closing, now known as ZeroFox Holdings, LLC.

“L&F Initial Shareholders” or “Sponsor Holders” means the Sponsor, Albert Goldstein, Joseph Lieberman and Kurt Summers.

“L&F IPO” means the initial public offering of L&F.

“L&F Public Units” means the units issued in the L&F IPO, consisting of one Class A Ordinary Share and one-half of one L&F Public Warrant.

“Mergers” means (i) the merger of ZF Merger Sub with and into ZeroFox, with ZeroFox being the surviving entity and continuing as a direct, wholly-owned subsidiary of L&F Holdings, (ii) the merger of IDX Merger Sub with and into IDX, with IDX being the surviving entity and continuing as a direct, wholly-owned subsidiary of L&F Holding (“IDX Transitional Entity”), and (iii) the merger of IDX Transitional Entity with and into IDX Forward Merger Sub, with IDX Forward Merger Sub being the surviving entity and continuing as a direct, wholly-owned subsidiary of L&F Holdings.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Notes” means the 7.00%/8.75% Convertible Senior Cash/PIK Toggle Notes due 2025, subject to the terms and conditions of the Indenture.

“Notes Shares” means shares of Common Stock issuable upon conversion of the Notes.

“PIPE Investors” means the investors in the Common Equity PIPE Financing pursuant to the Common Equity Subscription Agreements.

“PIPE Shares” means 2,000,000 shares of Common Stock issued in the Common Equity PIPE Financing.

“Prior Equity Plans” means the 2013 ZeroFox, Inc. Equity Incentive Plan, the IDX 2016 Stock Option and Grant Plan, and the IDX 2017 Equity Incentive Plan, in each case, as amended and in effect immediately prior to the Closing.

“Private Placement Warrants” means the Sponsor Warrants and the Underwriter Warrants.

“Public Warrants” means warrants to purchase shares of Common Stock at an initial exercise price of $11.50 per share, originally issued as part of the L&F Public Units as warrants to purchase Class A Ordinary Shares (“L&F Public Warrants”) and converted, on a one-for-one basis, into warrants to purchase shares of Common Stock in connection with the Domestication.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Sponsor” means JAR Sponsor, LLC, a Delaware limited liability company.

“Sponsor Support Letter Agreement” means the Second Amended and Restated Sponsor Support Letter Agreement, dated as of January 31, 2022, by and among L&F, the Sponsor, ZeroFox, Inc., IDX, Albert Goldstein, Joseph Lieberman, Kurt Summers, and certain other individuals named therein.

“Sponsor Warrants” means the 5,450,000 warrants to purchase shares of Common Stock at an initial exercise price of $11.50 per share, originally issued to the Sponsor as warrants to purchase Class A Ordinary Shares in private placements at a purchase price of $1.00 per warrant in connection with the L&F IPO and converted, on a one-for-one basis, into warrants to purchase shares of Common Stock in connection with the Domestication.

“Underwriter Warrants” means the 2,138,430 warrants to purchase shares of Common Stock at an initial exercise price of $11.50 per share, originally issued to Jefferies LLC as warrants to purchase Class A Ordinary Shares in private placements at a purchase price of approximately $1.21 per warrant in connection with the L&F IPO and converted, on a one-for-one basis, into warrants to purchase shares of Common Stock in connection with the Domestication.

“Warrants” means the Public Warrants and the Private Placement Warrants.

“Warrant Agreement” means the warrant agreement, dated as of November 23, 2020, by and between L&F and Continental (as amended or amended and restated from time to time).

“ZF Effective Time” means the time of the filing of a certificate of merger with the Secretary of State of the State of Delaware in order to effect the ZF Merger, or such later time as specified in such certificate of merger, upon which the ZF Merger was consummated.

“ZF Merger” means the merger of ZF Merger Sub with and into ZeroFox, Inc.

“ZF Merger Sub” means ZF Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of L&F Holdings prior to the Closing.

MARKET AND INDUSTRY INFORMATION

Information contained in this prospectus concerning the market and the industry in which we compete, including our market positions, general expectations of market opportunities and market sizes, are based on information from various third-party sources, publicly available information, various industry publications, internal data and estimates, and assumptions made by us based on such sources and our knowledge of the external cybersecurity market and data breach response market. Internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. This information and any estimates provided herein involve numerous assumptions and limitations, and you are cautioned not to give undue weight to such information. Third-party sources generally state that the information contained in such sources have been obtained from sources believed to be reliable. Although we believe that such information is reliable, there can be no assurance as to the accuracy or completeness of such information. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. We have not independently verified any third-party information and each publication speaks as of its original publication date (and not as of the date of this prospectus). In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. The industry in which we operate is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this prospectus are subject to change.

TRADEMARKS

This prospectus contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks, trade names and service marks. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of it by, any other companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this prospectus may constitute “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, that address activities, events or developments that we expect, believe or anticipate will or may occur in the future, including statements related to plans, strategies and objectives of management, our business prospects, our systems and technology, future profitability and our competitive position, are forward-looking statements. The words “will,” “may,” “believes,” “anticipates,” “thinks,” “expects,” “estimates,” “plans,” “intends” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. The inclusion of any statement in this prospectus does not constitute an admission by us or any other person that the events or circumstances described in such statement are material. In addition, new risks may emerge from time to time and it is not possible for management to predict such risks or to assess the impact of such risks on our business or financial results. Accordingly, future results may differ materially from historical results or from those discussed or implied by these forward-looking statements. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

•	our ability to recognize the anticipated benefits of the Business Combination;

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defects, errors or vulnerabilities in the ZeroFox platform, the failure of the ZeroFox platform to block malware or prevent a security breach, misuse of the ZeroFox platform or risks of product liability claims that would harm our reputation and adversely impact our business, operating results and financial condition;

•

if our enterprise platform offerings do not interoperate with our customers’ network and security infrastructure, or with third-party products, websites or services, our results of operations may be harmed;

•	we may not timely and cost-effectively scale and adapt our existing technology to meet our customers’ performance and other requirements;

•	our ability to introduce new products, solutions and features is dependent on adequate research and development resources and our ability to successfully complete acquisitions;

•	our success depends, in part, on the integrity and scalability of our systems and infrastructure;

•

we rely on third-party cloud providers, such as Microsoft Azure, Amazon Web Services and Cloudflare, to host and operate our platform and any disruption of or interference with our use of these facilities may negatively affect our ability to maintain the performance and reliability of our platform, which could cause our business to suffer;

•	we rely on software and services from other parties;

•	ZeroFox has a history of losses, and we may not be able to achieve or sustain profitability in the future;

•

if organizations do not adopt cloud and/or SaaS-delivered external cybersecurity solutions that may be based on new and untested security concepts, our ability to grow our business and our results of operations may be adversely affected;

•	we have experienced rapid growth in recent periods, and if we do not manage our future growth, our business and results of operations will be adversely affected;

•	we face intense competition and could lose market share to our competitors, which could adversely affect our business, financial condition and results of operations;

•	competitive pricing pressure may reduce revenue, gross profits and adversely affect our financial results;

•

adverse general and industry-specific economic and market conditions and reductions in customer spending, in either the private or public sector, including as a result of geopolitical uncertainty such as the ongoing conflict between Russia and Ukraine, may reduce demand for our platform or products and solutions, which could harm our business, financial condition and results of operations;

•	the COVID-19 pandemic could adversely affect our business, operating results, and financial condition;

•	if we fail to adapt to rapid technological change, evolving industry standards and changing customer needs, requirements or preferences, our ability to remain competitive could be impaired;

•

if we are unable to maintain successful relationships with our channel partners, or if our channel partners fail to perform, our ability to market, sell and distribute our platform will be limited, and our business, financial position and results of operations will be harmed;

•	we target enterprise customers and government organizations, and sales to these customers involve risks that may not be present or that are present to a lesser extent with sales to smaller entities;

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historically, one U.S. government customer has accounted for a substantial portion of IDX’s revenues and is expected to account for a substantial portion of our revenues following the Business Combination;

•

we may need to raise additional capital to maintain and expand our operations and invest in new solutions, which capital may not be available on terms acceptable to us, or at all, and which could reduce our ability to compete and could harm our business;

•	we will incur significant increased expenses and administrative burdens as a public company, which could negatively impact our business, financial condition and results of operations;

•

sales of our Common Stock, or the perception of such sales, by us or the Selling Securityholders pursuant to this prospectus in the public market or otherwise could cause the market price for our Common Stock to decline and certain Selling Securityholders still may realize significant profits;

•	there may not be an active trading market for our Common Stock, which may make it difficult to sell shares of Common Stock;

•	the trading price of our Common Stock may be volatile due to factors outside of our control;

•

the Notes issued in connection with the Business Combination may impact our financial results, result in the dilution of stockholders, create downward pressure on the price of our Common Stock and restrict our ability to raise additional capital or take advantage of future opportunities;

•

we rely heavily on the services of our senior management team, and if we are not successful in attracting or retaining senior management personnel, we may not be able to successfully implement our business strategy; and

•	our management has limited experience in operating a public company.

Additional information concerning these, and other risks, is described under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ZeroFox” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of IDX” in this Prospectus. We expressly disclaim any obligation to update any of these forward-looking statements, except to the extent required by applicable law.

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PROSPECTUS SUMMARY

The following summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common stock or warrants. You should carefully consider, among other things, the financial statements and related notes of ZeroFox, IDX and L&F, and the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ZeroFox,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of IDX” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of L&F” included elsewhere in this prospectus.

Company Overview

We are an enterprise cybersecurity software-as-a-service company that addresses the full lifecycle of external cyber threats and risks for our customers. External cybersecurity encompasses the threats that target internet accessible systems, devices and digital assets that exist beyond the protection of an organization’s endpoint and firewall systems. The ZeroFox platform addresses these risks by providing enterprises external threat intelligence and protection to disrupt attacks and threats to brands, people, systems, assets and data, and respond to data breaches across the internet. The integration of IDX’s technology into the ZeroFox platform enhances the platform to support expanded use cases, additional cross-sell synergy opportunities between ZeroFox’s and IDX’s customer bases and future growth. The combined business creates a unique competitive advantage by providing external threat protection capabilities and breach response services, for companies protecting against, or responding to, an external cyberattack, effectively capturing the entire lifecycle of the external cybersecurity market.

Background

L&F was a blank check company organized as a Cayman Islands exempted company on August 20, 2020, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities.

In connection with L&F’s extraordinary general meetings to approve (i) an amendment to L&F’s amended and restated memorandum and articles of association to extend the date to complete L&F’s initial business combination and (ii) the Business Combination, holders of an aggregate of 16,243,998 Class A Ordinary Shares, representing 94.2% of L&F’s Class A Ordinary Shares, exercised their right to redeem their shares for cash at redemption prices of approximately $10.154 per share and $10.177 per share, respectively, for an aggregate redemption amount of $165,004,557. The shares of Common Stock being offered for resale pursuant to this prospectus by the Selling Securityholders represent approximately 84.4% of the outstanding shares of Common Stock as of October 7, 2022 and approximately 121.0% of our public float (after giving effect to the issuance of shares upon the exercise of the Private Placement Warrants and the issuance of 16,863,708 shares upon conversion of the Notes, which assumes we exercise our option to pay interest in kind and the maximum additional shares are issued). Given the substantial number of shares of Common Stock being registered for potential resale by the Selling Securityholders pursuant to this prospectus, the sale of shares by the Selling Securityholders, or the perception in the market that the Selling Securityholders of a large number of shares intend to sell shares, could increase the volatility of the market price of our Common Stock or result in a significant decline in the public trading price of our Common Stock. Our four largest stockholders collectively own 52,204,368 shares of Common Stock, representing approximately 44.2% of our outstanding shares. Of such shares, 407,884 PIPE Shares may be sold at such times as this prospectus is available for use and 51,796,484 of such shares may be sold following the expiration of a 180-day lock-up period, which expires on January 30, 2023, at such times as this prospectus is available for use. Sales by such stockholders could result in a significant decline in the public trading price of our Common Stock. See “Risk Factors—Sales of our Common Stock, or the perception of such sales, by us or the Selling Securityholders pursuant to this prospectus in the public market or otherwise could cause the market price for our Common Stock to decline and certain Selling Securityholders still may realize significant profits.”

On the Closing Date, L&F filed an application of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and filed the Certificate of Incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which L&F was domesticated and continues as a Delaware corporation, changing its name to “ZeroFox Holdings, Inc.” In connection with the Domestication, prior to the ZF Effective Time and the IDX Effective Time, among other things, (i) each of the then-issued and outstanding Class A Ordinary Shares converted, on a one-for-one basis, into a share of our Common Stock, (ii) each of the then-issued and outstanding Class B Ordinary Shares converted, on a one-for-one basis, into a share of our Common Stock, and (iii) each then-issued and outstanding Warrant exercisable for one Class A Ordinary Share converted into a Warrant exercisable for one share of our Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the Warrant Agreement.

On the Closing Date, we consummated the Mergers contemplated by the Business Combination Agreement. As a result of the Mergers, among other things, (i) at the ZF Effective Time, all shares of ZeroFox, Inc. common stock (including shares of ZeroFox restricted stock) issued and outstanding immediately prior to the ZF Effective Time converted into an aggregate of 82,030,308 shares of our Common Stock, (ii) at the IDX Effective Time, all shares of IDX capital stock issued and outstanding immediately prior to the IDX Effective Time converted into an aggregate of 27,849,942 shares of our Common Stock, (iii) options to purchase shares of ZeroFox, Inc. common stock and IDX common stock were assumed by us and converted into comparable options to purchase shares of our Common Stock based upon the respective exchange ratios applicable to the conversions of the shares of ZeroFox, Inc. common stock and IDX capital stock, (iv) warrants to purchase shares of ZeroFox, Inc. common stock were assumed by us and converted into comparable warrants to purchase shares of our Common Stock based upon the exchange ratio applicable to the conversion of the shares of ZeroFox, Inc. common stock and (v) holders of IDX capital stock received aggregate cash consideration of approximately $49.4 million.

Also on the Closing Date, we closed the Common Equity PIPE Financing and the Convertible Notes Financing. Pursuant to the Common Equity PIPE Financing, we issued and sold to the PIPE Investors an aggregate of 2,000,000 shares of our Common Stock, for an aggregate purchase price of $20 million. Pursuant to the Convertible Notes Financing, we issued and sold to the Convertible Notes Investors an aggregate of $150 million principal amount of Notes for an aggregate purchase price of $150 million. The terms of the Notes are set forth in the Indenture and the form of global note attached thereto. The Notes bear interest at a rate of 7.00% per annum, payable quarterly in cash; provided, that we may elect to pay interest in kind at a rate of 8.75% per annum. The Notes will be convertible into cash, shares of our Common Stock or a combination of both at an initial conversion price of $11.50 per share, subject to customary anti-dilution adjustments, including with respect to stock-splits and stock dividends, dividends and other distributions, above-market tender offers, below-market rights offerings and spin-offs (the “Conversion Price”), and will mature on August 3, 2025. We may, at our election, force conversion of the Notes after the first anniversary of the issuance of the Notes (the “Conversion Trigger Date”), subject to a holder’s prior right to convert, if the volume-weighted average trading price of the our Common Stock (x) for the first year after the Conversion Trigger Date, is greater than or equal to 150% of the Conversion Price for at least 20 trading days during a period of 30 consecutive trading days and (y) for the second year after the Conversion Trigger Date, is greater than or equal to 130% of the Conversion Price for at least 20 trading days during a period of 30 consecutive trading days. Upon conversion of any Note, we have the option to settle the conversion in cash, shares of Common Stock, or a combination of both. Each holder of a Note will have the right to cause us to repurchase for cash all or a portion of the Notes held by such holder at any time upon the occurrence of a “fundamental change,” a customary definition provided in the

Indenture, at a price equal to par plus accrued and unpaid interest. In the event of a conversion in connection with a “make-whole fundamental change,” as defined in the Indenture, the Conversion Price will be adjusted pursuant to a usual and customary make-whole fundamental change table provided in the Indenture. The Indenture includes restrictive covenants that, among other things, limits our ability to incur senior debt in excess of $50 million, subject to certain qualifications and exceptions set forth in the Indenture. The Indenture also includes customary events of default. Our obligations under the Indenture are guaranteed by each of our subsidiaries.

Excluding any potential cash proceeds from the exercise of Warrants, we believe that our existing cash and cash equivalents should be sufficient to meet our anticipated operating cash needs for at least the next 12 months. This estimate is based on our current business plan and expectations and assumptions in light of current macroeconomic conditions. We have based these estimates on assumptions that may prove to be incorrect and could use our available capital resources sooner than we currently expect, and future capital requirements and the adequacy of available funds will depend on many factors, including those described in the section titled “Risk Factors” in this prospectus. Our primary uses of cash are to fund our operations as we continue to grow our business. We will require a significant amount of cash for expenditures as we invest in ongoing research and development and business operations. We expect to finance our cash needs through cash from operations and equity or debt financings or other capital sources. Our ability to raise additional capital through the sale of equity or debt securities could be significantly impacted by the resale of shares of Common Stock by Selling Securityholders pursuant to this prospectus, which could result in a significant decline in the trading price of our Common Stock and potentially hinder our ability to raise capital at terms that are acceptable to us or at all. We will receive the proceeds from any exercise of any Warrants for cash, which amount of aggregate proceeds, assuming the exercise of all Warrants, would be $186.5 million. We believe the likelihood that warrant holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Common Stock, the last reported sales price for which was $5.50 per share on October 7, 2022. If the market price for our Common Stock is less than $11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants.

Summary of Risk Factors (page 8)

An investment in our securities involves significant risks, and you should carefully read and consider the factors discussed under “Risk Factors.” The following is a summary of some of these risks. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

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Defects, errors, or vulnerabilities in our platform, the failure of our platform to block malware or prevent a security breach, misuse of our platform, or risks of product liability claims would harm our reputation and adversely impact our business, operating results, and financial condition.

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If our enterprise platform offerings do not interoperate with our customers’ network and security infrastructure, or with third-party products, websites or services, our results of operations may be harmed.

•	We may not timely and cost-effectively scale and adapt our existing technology to meet our customers’ performance and other requirements.

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Our success depends, in part, on the integrity and scalability of our systems and infrastructure. System interruption and the lack of integration, redundancy and scalability in these systems and infrastructure may adversely affect our business, financial condition, and results of operations.

•	ZeroFox has a history of losses, and following the Business Combination, we may not be able to achieve or sustain profitability in the future.

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If organizations do not adopt cloud, and/or SaaS-delivered external cybersecurity solutions that may be based on new and untested security concepts, our ability to grow our business and results of operations may be adversely affected.

•	We face intense competition and could lose market share to our competitors, which could adversely affect our business, financial condition, and results of operations.

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Adverse general and industry-specific economic and market conditions and reductions in customer spending, in either the private or public sector, including as a result of geopolitical uncertainty such as the ongoing conflict between Russia and Ukraine, may reduce demand for our platform or products and solutions, which could harm our business, financial condition and results of operations.

•	The COVID-19 pandemic could adversely affect our business, operating results, and financial condition.

•	If we fail to adapt to rapid technological change, evolving industry standards and changing customer needs, requirements or preferences, our ability to remain competitive could be impaired.

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Historically, on a pro forma basis, one U.S. government customer has accounted and is expected to account for a substantial portion of our revenues. If our largest customer does not renew its contract with us (or renews at reduced spending levels), or if our relationship with our largest customer is impaired or terminated, our revenues would decline, and our business, financial condition, and results of operations would be adversely affected.

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We may need to raise additional capital to maintain and expand our operations and invest in new solutions, which capital may not be available on terms acceptable to us, or at all, and which could reduce our ability to compete and could harm our business.

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The integration of two companies with different organization and compensation structures presents significant management challenges. There can be no assurance that this integration, and the synergies expected to result from that integration, will be achieved as rapidly or to the extent currently anticipated.

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The unaudited pro forma financial information included in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” may not be indicative of what our actual financial position or results of operations would have been.

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Our issued and outstanding Notes may impact our financial results, result in the dilution of our stockholders, create downward pressure on the price of our Common Stock, and restrict our ability to raise additional capital or take advantage of future opportunities.

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We may not have the ability to raise the funds necessary to settle in cash conversions of the Notes, repurchase the Notes upon a fundamental change or repay the Notes in cash at their maturity, and our future debt may contain limitations on our ability to pay cash upon conversion, redemption or repurchase of the Notes.

•	We will incur significant increased expenses and administrative burdens as a public company, which could negatively impact our business, financial condition and results of operations.

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Sales of our Common Stock, or the perception of such sales, by us or the Selling Securityholders pursuant to this prospectus in the public market or otherwise could cause the market price for our Common Stock to decline and certain Selling Securityholders still may realize significant profits.

•	There may not be an active trading market for our Common Stock, which may make it difficult to sell shares of our Common Stock.

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We rely heavily on the services of our senior management team, and if we are not successful in attracting or retaining senior management personnel, we may not be able to successfully implement our business strategy.

•	Our management has limited experience in operating a public company.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year: (a) following November 23, 2025, the fifth anniversary of the closing of the L&F IPO; (b) in which we have total annual gross revenue of at least $1.07 billion; or (c) the date on which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter; and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Corporate Information

Our principal executive offices are located at 1834 S. Charles Street, Baltimore, Maryland 21230, and our telephone number is (855) 936-9369. Our website is www.zerofox.com. The information found on, or that can be accessed from or that is hyperlinked to, our website is not part of this prospectus.

THE OFFERING

Issuer	ZeroFox Holdings, Inc. (f/k/a L&F Acquisition Corp.).

Issuance of Common Stock:

Shares of Common Stock offered by us	Up to 16,213,419 shares of our Common Stock consisting of (i) up to 5,450,000 shares of Common Stock issuable upon the exercise of the Sponsor Warrants, (ii) up to 2,138,430 shares of Common Stock issuable upon the exercise of the Underwriter Warrants, and (iii) up to 8,624,989 shares of Common Stock issuable upon the exercise of the Public Warrants.

Shares of Common Stock outstanding prior to exercise of all Warrants	118,178,028 shares (as of October 7, 2022).

Exercise price of Public Warrants and Private Placement Warrants	$11.50 per share, subject to adjustment as described herein.

Use of proceeds	We could potentially receive up to an aggregate of approximately $186.5 million from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. We expect to use any net proceeds from the exercise of the Warrants for general corporate purposes. We believe the likelihood that warrant holders will exercise their Public Warrants and Private Placement Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Common Stock, the last reported sales price for which was $5.50 per share on October 7, 2022. If the trading price for our Common Stock is less than $11.50 per share, we believe holders of our Public Warrants and Private Placement Warrants will be unlikely to exercise their Warrants. See the section titled “Use of Proceeds.”

Resale of Common Stock and Warrants:

Shares of Common Stock offered by the Selling Securityholders	We are registering the resale by the Selling Securityholders named in this prospectus, or their permitted transferees, an aggregate of up to 120,443,882 shares of Common Stock, consisting of:

•	89,348,952 shares of Common Stock issued as merger consideration in the Business Combination to certain former stockholders of ZeroFox, Inc. and IDX;

•	193,039 shares of Common Stock issued upon the exercise of options assumed in the Business Combination;

•	up to 137,253 shares of Common Stock issuable upon the exercise of options assumed by us in connection with the consummation of the Business Combination;

•	2,000,000 shares of Common Stock issued in the Common Equity PIPE Financing;

•	up to 16,863,708 shares of Common Stock issuable upon the conversion of the Notes;

•	4,312,500 Founder Shares (including 1,293,750 shares that are subject to forfeiture); and

•	up to 7,588,430 shares of Common Stock issuable upon the exercise of the Private Placement Warrants.

Warrants offered by the Selling Securityholders	Up to 7,588,430 Private Placement Warrants.

Redemption	The Public Warrants are redeemable in certain circumstances. See the section titled “Description of Securities—Warrants” for further discussion.

Use of proceeds	We will not receive any of the proceeds from the sale of the shares of Common Stock or Private Placement Warrants by the Selling Securityholders.

Lock-up agreements	Certain of our securityholders are subject to certain restrictions on transfer until the termination of applicable lock-up periods. See the sections titled “Certain Relationships and Related Party Transactions—L&F Related Party Transactions--Sponsor Support Letter Agreement,” “Certain Relationships and Related Party Transactions—ZeroFox Related Party Transactions—A&R Registration Rights Agreement” and “Description of Our Securities—Lock-Up Provisions in Bylaws” for further discussion.

Market for Common Stock and Public Warrants	Our Common Stock is listed on The Nasdaq Global Market and our Public Warrants are listed on The Nasdaq Capital Market under the symbols “ZFOX” and “ZFOXW,” respectively.

Risk factors	Before investing in our securities, you should carefully read and consider the information set forth in “Risk Factors” beginning on page 8.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before making an investment decision, you should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus. Our business, operating results, financial condition and prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, operating results, financial condition and prospects could be adversely affected. In that event, the market price of our Common Stock and Warrants could decline, and you could lose part or all of your investment.

Risks Related to Our Technology, Products and Solutions

Defects, errors, or vulnerabilities in our platform, the failure of our platform to block malware or prevent a security breach, misuse of our platform, or risks of product liability claims would harm our reputation and adversely impact our business, operating results, and financial condition.

Our platform is multi-faceted and may be deployed with material defects, software “bugs” or errors that are not detected until after commercial release and deployment to our customers. Our platform provides our customers with the ability to customize a multitude of settings and it is possible that a customer could misconfigure our platform or otherwise fail to configure our products in an optimal manner. Such defects and misconfigurations of our platform could cause our platform to operate at suboptimal efficacy and increase the risk of cyberattacks on our customers. In addition, because the techniques used by computer hackers to access or sabotage target computing environments change frequently and generally are not recognized until launched against a target, there is a risk that an advanced attack could emerge that we do not anticipate and that our platform is unable to detect or prevent.

As a well-known provider of external cybersecurity products and solutions, we may in the future be specifically targeted by bad actors for attacks intended to circumvent our security capabilities or to exploit our platform as an entry point into customers’ endpoints, networks, or systems. The risk of cybersecurity attacks related to political and economic conditions, war, and terrorism may increase, including from retaliatory cybersecurity attacks as a result of Russia’s invasion of Ukraine and related political, economic and counter-responses. In addition, defects or errors in our platform could result in a failure to effectively alert customers of potential threats. Our data centers and platform may experience technical failures and downtime, may fail to distribute appropriate updates, or may fail to meet the increased requirements of a growing customer base, any of which could temporarily or permanently reduce the efficacy of our solutions and expose our customers to cyber threats. Any of these situations could result in negative publicity to us, damage our reputation, and increase expenses and customer relations issues, which would adversely impact our business, financial condition, and operating results.

Advances in computer capabilities, discoveries of new weaknesses and other developments with software generally used by the internet community may increase the risk we will suffer a security breach. Furthermore, our platform may fail to detect malware, ransomware, viruses, worms or similar threats for any number of reasons, including our failure to enhance and expand our platform to reflect industry trends, new technologies and new operating environments, the complexity of the environment of our customers and the sophistication of malware, viruses and other threats. We or our service providers may also suffer security breaches or unauthorized access to personal information, financial account information, and other confidential information due to employee error, rogue employee activity, or unauthorized access by third parties either by mistake or acting with malicious intent. If we experience any breaches of security measures or sabotage or otherwise suffer unauthorized use or disclosure of, or access to, personal information, financial account information or other confidential information, we might be required to expend significant capital and resources to address these problems. We may not be able to remedy any problems caused by hackers or other similar actors in a timely manner, or at all. Any real or perceived defects, errors or vulnerabilities in our platform, or any other failure of our platform to detect an advanced threat, could result in:

•	a loss of existing or potential customers;

•	delayed or lost revenue and adverse impacts to our business, financial condition and operating results;

•	a delay in attaining, or the failure to attain, market acceptance;

•	the expenditure of significant financial and research and development resources in efforts to analyze, correct, eliminate, or work around errors or defects, and address and eliminate vulnerabilities;

•	an increase in resources devoted to customer service and support, which could adversely affect our gross margin;

•	harm to our reputation or brand; and

•	claims and litigation, regulatory inquiries, investigations, enforcement actions, and other claims and liabilities, all of which may be costly and burdensome and further harm our reputation.

If a high-profile cybersecurity incident occurs with respect to another SaaS provider, customers may lose trust in the security of the SaaS business model generally, which could adversely impact our ability to retain existing customers or attract new ones. In the last few years there have been many successful advanced external cybersecurity incidents that have damaged several prominent companies in spite of strong information security measures. We expect that the risks associated with cybersecurity incidents and the costs of preventing such external cybersecurity attacks will continue to increase in the future.

We cannot assure you that any limitation of liability provisions in our customer agreements, contracts with third-party vendors and service providers, or other contracts would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim relating to a breach of contract, security breach or other security-related matter as a result of federal, state, or local laws or ordinances, or unfavorable judicial decisions in the U.S. or other countries.

While we maintain insurance policies that may cover certain liabilities in connection with a cybersecurity incident, we cannot be certain that our insurance coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, results of operations and reputation. Even claims that ultimately are unsuccessful could result in our expenditure of significant funds in litigation, divert management’s time and other resources, and harm our reputation.

If our enterprise platform offerings do not interoperate with our customers’ network and security infrastructure, or with third-party products, websites or services, our results of operations may be harmed.

Our enterprise product offerings must interoperate with our customers’ existing network and security infrastructure. These complex systems are developed, delivered and maintained by the customer, their employees and a myriad of vendors and service providers. As a result, the components of our customers’ infrastructure have different specifications, rapidly evolve, utilize multiple protocol standards, include multiple versions and generations of products and may be highly customized. Our platform must be able to interoperate with highly complex and customized networks, which requires careful planning and execution between our customers, our customer support teams and our channel partners. Further, when our customers add new or update elements of their infrastructure, when new usage trends emerge (such as remote work during the COVID-19 pandemic), or new industry standards or protocols are introduced, we may have to update or enhance our platform and our other solutions to allow us to continue to provide service to customers. Our competitors or other vendors may refuse to work with us to allow their products to interoperate with our solutions, which could make it difficult for our platform to function properly in customer networks that include these third-party products.

We may not deliver or maintain interoperability quickly, cost-effectively, or at all. These efforts require capital investment and engineering resources. If we fail to maintain compatibility of our platform and solutions with our customers’ network and security infrastructures, our customers may not be able to fully utilize our products and solutions, and we may, among other consequences, lose or fail to increase our market share and experience reduced demand for our services, which would materially harm our business, operating results, and financial condition.

We may not timely and cost-effectively scale and adapt our existing technology to meet our customers’ performance and other requirements.

Our future growth is dependent upon our ability to continue to meet the needs of new customers and the expanding needs of our existing customers as their use of our products and solutions grow. As our customers gain more experience with our products and solutions, the amount of data transferred, processed and stored by us, the number of locations where our platform and services are being accessed, have in the past, and may in the future, expand rapidly. In order to meet the performance and other requirements of our customers, we intend to continue to make material investments to increase capacity and to develop and implement new technologies in our service and cloud infrastructure operations. These technologies, which include databases, applications and server optimizations, network and hosting strategies, and automation, are often advanced, complex, new and untested. We may not be successful in developing or implementing these technologies. In addition, it takes a significant amount of time to plan, develop and test improvements to our technologies and infrastructure, and we may not be able to accurately forecast demand or predict the results we will realize from such improvements. To the extent that we do not effectively scale our operations to meet the needs of our growing customer base and to maintain performance as our customers expand their use of our products and solutions, we may not be able to grow as quickly as we anticipate, our customers may reduce or cancel use of our solutions and we may be unable to compete as effectively, and our business and results of operations may be harmed.

Our success depends, in part, on the integrity and scalability of our systems and infrastructure. System interruption and the lack of integration, redundancy and scalability in these systems and infrastructure may adversely affect our business, financial condition, and results of operations.

Our success depends, in part, on our ability to maintain the integrity of our systems and infrastructure, including websites, information systems and related systems. System interruption and a lack of integration and redundancy in our information systems and infrastructure may adversely affect our ability to operate websites, process and fulfill transactions, respond to customer inquiries, and generally maintain cost-efficient operations. We may experience occasional system interruptions that make some or all systems or data unavailable or prevent us from efficiently providing access to our platform.

Our ability to introduce new products and solutions and features is dependent on adequate research and development resources and our ability to successfully complete acquisitions. If we do not adequately fund our research and development efforts or complete acquisitions successfully, we may not be able to compete effectively and our business, financial condition, and results of operations may be harmed.

To remain competitive, we must continue to offer new products and solutions and enhancements to our existing platform. This is particularly true as we further expand and diversify our capabilities. Maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the demands of the market is essential. We may also choose to expand into a certain market or strategy via an acquisition for which we could potentially pay too much or fail to successfully integrate into our operations.

Further, many of our competitors expend a considerably greater amount of funds on their respective research and development programs, and those that do not may be acquired by larger companies that would allocate greater resources to our competitors’ research and development programs. Our failure to maintain adequate research and development resources or to compete effectively with the research and development programs of our competitors would give an advantage to such competitors and our business, financial condition, and results of operations could be adversely affected. Moreover, there is no assurance that our research and development or acquisition efforts will successfully anticipate market needs and result in significant new marketable solutions or enhancements to our existing platform and solutions, design improvements, cost savings, revenues, or other expected benefits. If we are unable to generate an adequate return on such investments, we may not be able to compete effectively and our business, financial condition, and results of operations may be materially and adversely affected.

We rely on third-party cloud providers, such as Microsoft Azure, Amazon Web Services, and Cloudflare, to host and operate our platform, and any disruption of or interference with our use of these facilities may negatively affect our ability to maintain the performance and reliability of our platform which could cause our business to suffer.

Our customers depend on the continuous availability of our platform. We currently host our platform and serve our customers using a mix of third-party cloud providers, including, but not limited to, Microsoft Azure, Cloudflare, and Amazon Web Services. Consequently, we may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of our direct control. We have experienced and expect that in the future we may experience interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints.

The following factors, many of which are beyond our control, can affect the delivery, platform availability, and the performance of our products:

•	the development and maintenance of the infrastructure of the internet;

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the performance and availability of third-party providers of cloud infrastructure services, such as AWS, with the necessary speed, data capacity and security for providing reliable internet access and services;

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decisions by the owners and operators of service providers where our cloud infrastructure is deployed to terminate our contracts, discontinue services to us, shut down operations or facilities, increase prices, change service levels, limit bandwidth, declare bankruptcy or prioritize the traffic of other parties;

•	physical or electronic break-ins, acts of war or terrorism, human error or interference (including by disgruntled employees, former employees or contractors) and other catastrophic events;

•	external cyberattacks, including denial of service attacks, targeted at us or the infrastructure of the internet;

•	failure by us to maintain and update our cloud infrastructure to meet our data capacity requirements;

•	errors, defects or performance problems in our software, including third-party software incorporated in our software;

•	improper deployment or configuration of our solutions;

•	the failure of our redundancy systems, in the event of a service disruption at one of our data centers, to provide failover to other data centers in our data center network;

•	the failure of our disaster recovery and business continuity arrangements; and

•	availability to acquire and source data.

The adverse effects of any service interruptions on our reputation, results of operations, and financial condition may be disproportionately heightened due to the nature of our business and the fact that our customers have a low tolerance for interruptions of any duration. Interruptions or failures in our service delivery could result in a cyberattack or other security threat to our customers during such periods of interruption or failure. Additionally, interruptions or failures in our service could cause customers to terminate their subscriptions with us, adversely affect our renewal rates, and harm our ability to attract new customers. Our business would also be harmed if our customers believe that a cloud-based SaaS-delivered security solution is unreliable. We have experienced, and may in the future experience, service interruptions and other performance problems due to a variety of factors. The occurrence of any of these factors, or if we are unable to rapidly and cost-effectively fix such errors or other problems that may be identified, could damage our reputation, negatively affect our relationship with our customers or otherwise harm our business, results of operations and financial condition.

In addition, because of the importance of cloud services to our business and our cloud providers’ positions in the cloud-based server industry, any renegotiation or renewal of our agreements may be on terms that are significantly less favorable to us than our current agreements. If our cloud-based server costs were to increase, our business, results of operations and financial condition may be adversely affected. Although we expect that we could receive similar services from other cloud providers, if any of our arrangements with our cloud providers are terminated, we could experience interruptions on our platform and in our ability to make our products and solutions available to customers, as well as delays and additional expenses in arranging alternative cloud infrastructure services. Ongoing improvements to cloud infrastructure may be more expensive than we anticipate and may not yield the expected savings in operating costs or the expected performance benefits. In addition, we may be required to re-invest any cost savings achieved from prior cloud infrastructure improvements in future infrastructure projects to maintain the levels of service required by our customers. We may not be able to maintain or achieve cost savings from our investments, which could harm our financial results.

We rely on software and services from other parties. Defects in or the loss of access to software or services from third parties could increase our costs and adversely affect the quality of our solutions.

We rely on third-party computer systems, broadband and other communications systems and service and data providers to provide customers with access to our platform. Any interruptions, outages or delays in our systems, infrastructure or business, or the systems, infrastructure, or business of such third parties, or deterioration in the performance of these systems and infrastructure, could impair our ability to provide access to our platform. Our business would be disrupted if any of the third-party software or services we utilize, particularly with respect to third-party software or services embedded in our solutions, or functional equivalents thereof, were unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices or at all.

In each case, we would be required to either seek licenses to software or services from other parties and redesign our solutions to function with such other parties’ software or services or develop these components ourselves, which would result in increased costs and could result in delays in our solution and solution package launches and the release of new solution and solution package offerings until equivalent technology can be identified, licensed or developed, and integrated into our solutions. Furthermore, we might be forced to limit the features available in our current or future solutions. If these delays and feature limitations occur, our business, results of operations and financial condition could be adversely affected.

Risk Factors Related to our Business and Industry

ZeroFox has a history of losses, and following the Business Combination, we may not be able to achieve or sustain profitability in the future.

ZeroFox has incurred net losses in all periods since its inception. ZeroFox experienced net losses of $38.4 million, $22.7 million and $22.7 million for fiscal 2022, 2021 and 2020, respectively, and $21.5 million and $17.3 million for the six months ended July 31, 2022 and 2021, respectively. As of July 31, 2022, ZeroFox had an accumulated deficit of $178.3 million. Following the Business Combination, we cannot predict when or whether the combined company will reach or maintain profitability. We also expect that our operating expenses will increase over our historical expenses in the future as we continue to invest for future growth, including expanding our research and development activities to enhance our platform, expanding our sales and marketing activities and reaching customers in new geographic locations, which will negatively affect our operating results if our total revenue does not increase. We cannot assure you that these investments will result in substantial increases in our revenue or improvements in our operating results. In addition to the anticipated costs to grow our business, we also expect to incur significant additional legal, accounting, and other expenses as a newly public operating company. Any failure to increase our revenue as we invest in our business or to manage our costs could prevent us from achieving or maintaining profitability.

If we are not able to maintain and enhance our brand and our reputation as a provider of external cybersecurity products and solutions, our business and results of operations may be adversely affected.

We believe that maintaining and enhancing our brand and our reputation as a provider of external cybersecurity products and solutions is critical to our relationship with existing customers, channel partners, and technology alliance partners and our ability to attract new customers and partners. The successful promotion of our brand will depend on a number of factors, including our marketing efforts, our ability to continue to develop additional features for our platform and our ability to successfully differentiate our platform from competitive cloud-based or legacy security solutions. Although we believe it is important for our growth, our brand promotion activities may not be successful or yield increased revenue.

In addition, independent industry or financial analysts and research firms often test our products and solutions and provide reviews of our platform, as well as the products of our competitors, and the perception of our platform in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors’ products, our brand may be adversely affected. Our products and solutions may fail to detect or prevent threats in any particular test for a number of reasons that may or may not be related to the efficacy of our products and solutions in real world environments. To the extent potential customers, industry analysts or testing firms believe that the occurrence of a failure to detect or prevent any particular threat is a flaw or indicates that our products and solutions or services do not provide significant value, we may lose customers, and our reputation, financial condition and business would be harmed. Additionally, the performance of our channel partners and technology alliance partners may affect our brand and reputation if customers do not have a positive experience with these partners. In addition, we have in the past worked, and continue to work, with high profile customers as well as assist in analyzing and remediating high profile cyberattacks. Our work with such customers has exposed us to publicity and media coverage. Negative publicity about us, including about our management, the efficacy and reliability of our platform, our product offerings, our professional services, and the customers we work with, even if inaccurate, could adversely affect our reputation and brand.

If organizations do not adopt cloud, and/or SaaS-delivered external cybersecurity solutions that may be based on new and untested security concepts, our ability to grow our business and results of operations may be adversely affected.

Our future success depends on the growth in the market for cloud and/or SaaS-delivered external cybersecurity products and solutions. The use of SaaS products and solutions to manage and automate security and IT operations is rapidly evolving. As such, it is difficult to predict our potential growth, customer adoption and retention rates, customer demand for our products and solutions, or the success of existing or future competitive products. Any expansion in our market depends on several factors, including the cost, performance and perceived value associated with our products and solutions and those of our competitors. If our solutions do not achieve widespread adoption or there is a reduction in demand for our products and solutions due to a lack of customer acceptance, technological challenges, competing products, privacy or other liability concerns, decreases in corporate spending, weakening economic conditions, or otherwise, it could adversely affect our business, results of operations and financial results, resulting in early terminations, reduced customer retention rates, or decreased sales. We do not know whether the trend in adoption of cloud-enabled and/or SaaS-delivered cybersecurity solutions that we have experienced in the past will continue in the future. Furthermore, if we or other SaaS security providers experience security incidents, loss or disclosure of customer data, disruptions in delivery, or other problems, the market for SaaS solutions as a whole, including our security solutions, could be negatively affected.

Historically, information sharing related to cybersecurity has been a very well accepted concept from a theoretical perspective but very difficult to implement in practice. Companies are generally reluctant to share their sensitive cyber information with other entities, despite knowing the advantages of doing so. Misperceptions may exist, however, about what information gets shared, with whom that information is shared, and the jurisdictions (including foreign countries) of the companies with which the information gets shared. Further, concerns of existing or potential customers may exist related to the ability to completely remove any indicia of the source company, general market rejection of information sharing, or specific market skepticism of our approach, which may further add to a lack of customer acceptance.

In addition to the potential concerns related to sharing sensitive information in a system consisting of commercial or potentially competitive entities, additional concerns can arise when governments become involved as participants in the collective defense ecosystem. From a commercial perspective, companies frequently view information sharing on platforms with governments that are also customers as risky, based on perceptions that the governments might use such shared information to take action against the companies or to otherwise utilize it in a way that will expose such companies to liability. Such perceptions could lead commercial entities to stop sharing, not procure our services in the first place, or terminate their relationship with us altogether. Similarly, governments (as customers) may be unable to properly process such data or utilize it in a meaningful way, or share useful information back into our solutions. Any of these concerns could lead to reduced sales or contribute to a lack of customer acceptance. In addition, the mere involvement of one or more government entities as customers may harm our reputation with certain companies.

ZeroFox has experienced rapid growth in recent periods, and if we do not manage our future growth, our business and results of operations will be adversely affected.

ZeroFox experienced rapid revenue growth in recent periods, and we expect to continue to invest broadly across our organization to support our growth. For example, ZeroFox’s actual employee headcount grew from 158 employees as of January 31, 2019 to 578 employees as of July 31, 2022. Although ZeroFox experienced rapid growth historically, we may not sustain these growth rates, nor can we assure you that our investments to support our growth will be successful. The growth and expansion of our business will require us to invest significant financial and operational resources and the continuous dedication of our management team. We have encountered and will continue to encounter risks and difficulties frequently experienced by rapidly growing companies in evolving industries, including market acceptance of our platform, adding new customers, intense competition, and our ability to manage our costs and operating expenses. Our future success will depend in part on our ability to manage our growth effectively, which will require us to, among other things:

•	effectively attract, integrate, and retain a large number of new employees, particularly members of our sales and marketing and research and development teams;

•	further improve our platform and cloud infrastructure to support our business needs;

•

enhance our information and communication systems to ensure that our employees and offices around the world are well-coordinated and can effectively communicate with each other and our growing base of channel partners and customers; and

•	improve our financial, management, and compliance systems and controls.

If we fail to achieve these objectives effectively, our ability to manage our expected growth, ensure uninterrupted operation of our platform and key business systems, and comply with the rules and regulations applicable to our business could be impaired. Additionally, the quality of our platform and services could suffer and we may not be able to adequately address competitive challenges. Any of the foregoing could adversely affect our business, results of operations, and financial condition.

We face intense competition and could lose market share to our competitors, which could adversely affect our business, financial condition, and results of operations.

The market for security solutions is intensely competitive, fragmented, and characterized by rapid changes in technology, customer requirements and industry standards, increasingly sophisticated attackers, and by frequent introductions of new or improved products to combat security threats. We expect to continue to face intense competition from current competitors, as well as from new entrants into the market given the relatively low barriers to entry in the industry. If we are unable to anticipate or react to these challenges, our competitive position could weaken, and we could experience a decline in revenue or reduced revenue growth, and loss of market share that would adversely affect our business, financial condition, and results of operations. Our ability to compete effectively depends upon numerous factors, many of which are beyond our control, including, but not limited to:

•	product capabilities, including the performance and reliability of our platform — including our services and features, compared to those of our competitors;

•	our ability, and the ability of our competitors, to improve existing products, services, and features, or to develop new ones to address evolving customer needs;

•	our ability to attract, retain, and motivate talented employees;

•	our ability to establish and maintain relationships with channel partners;

•	the strength of our sales and marketing efforts; and

•	acquisitions or consolidation within our industry, which may result in more formidable competitors.

Our competitors include the following, by general category:

•	digital risk protection, such as Proofpoint, Rapid7 and Help Systems;

•	threat intelligence providers, such as Mandiant and Recorded Future; and

•	breach response providers, such as Experian, Transunion and Kroll.

Many of these competitors have greater financial, technical, marketing, sales, and other resources, greater name recognition, longer operating histories, and a larger base of customers than we do. They may be able to devote greater resources to the development, promotion, and sale of services than we can, and they may offer lower pricing than we do. Further, they may have greater resources for research and development of new technologies, the provision of customer support, and the pursuit of acquisitions, or they may have other financial, technical, or other resource advantages. Our larger competitors have substantially broader and more diverse product and service offerings as well as routes to market, which allows them to leverage their relationships based on other products and to incorporate functionality into existing products to gain business in a manner that discourages users from purchasing our platform. Conditions in our market could change rapidly and significantly because of technological advancements, partnering or acquisitions by our competitors or continuing market consolidation. Some of our competitors have recently made acquisitions of businesses or have established cooperative relationships that may allow them to offer more directly competitive and comprehensive solutions than were previously offered and adapt more quickly to new technologies and customer needs. As a result of such acquisitions or arrangements, our current or potential competitors may be able to devote greater resources to bring these solutions and services to market, initiate or withstand substantial price competition or develop and expand their product and service offerings more quickly than we do. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer orders, reduced revenue and gross margins, increased net losses and loss of market share. Further, many competitors that specialize in providing protection from a single type of security threat may be able to deliver these targeted security products to the market quicker than we can or convince organizations that these limited products meet their needs. Even if there is significant demand for cloud-based security solutions like ours, if our competitors include functionality that is, or is perceived to be, equivalent to or better than ours in legacy products that are already generally accepted as necessary components of an organization’s security architecture, we may have difficulty increasing the market penetration of our platform. Furthermore, even if the functionality offered by other security providers is different and more limited than the functionality of our platform, organizations may elect to accept such limited functionality in lieu of adding products from additional vendors like us.

For all of these reasons, competition may negatively impact our ability to maintain and grow consumption of our platform and solutions or put downward pressure on our prices and gross margins, any of which could materially harm our reputation, business, financial condition, and results of operations.

Competitive pricing pressure may reduce revenue, gross profits, and adversely affect our financial results.

If we are unable to maintain our pricing due to competitive pressures or other factors, our revenue and margins may be reduced and our revenue and gross profits, business, results of operations and financial condition may be adversely affected. The prices for our platform, products and solutions, and professional services may decline for a variety of reasons, including competitive pricing pressures, discounts, anticipation of the introduction of new solutions by competitors, or promotional programs offered by us or our competitors. Competition continues to increase in the market segments in which we operate, and we expect competition to further increase in the future. Larger competitors with more diverse product and service offerings may reduce the price of products or subscriptions that compete with ours or may bundle them with other products and subscriptions in an effort to leverage their existing market share to make it harder for newer companies, like us, to effectively compete.

Adverse general and industry-specific economic and market conditions and reductions in customer spending, in either the private or public sector, including as a result of geopolitical uncertainty such as the ongoing conflict between Russia and Ukraine, may reduce demand for our platform or products and solutions, which could harm the combined company’s business, financial condition and results of operations.

Our business, financial condition, and results of operations depend on the overall demand for our platform and products and solutions. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from the COVID-19 pandemic, changes in gross domestic product growth, financial and credit market fluctuations, energy costs, international trade relations, geopolitical issues, such as the conflict between Russia and Ukraine, or the availability and cost of credit could lead to increased market volatility, decreased consumer confidence, and diminished growth expectations in the U.S. economy and abroad, which in turn could result in reductions in information technology, software, and security spending by our existing and prospective customers. Negative economic conditions in both the public and private sectors, including macroeconomic, political and market conditions, government shutdowns or reduction in government spending, the availability of short-term and long-term funding and capital, the level and volatility of interest rates, currency exchange rates, and inflation, may cause customers to reduce their spending. Prolonged economic slowdowns may result in customers delaying or canceling projects, choosing to focus on in-house development efforts or seeking to lower their costs by requesting us to renegotiate existing contracts on less advantageous terms or defaulting on payments due on existing contracts or not renewing at the end of the contract term.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this prospectus, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Such information concerning the market and the industry in which we compete, including their market positions, general expectations of market opportunities and market sizes, are based on information from various third-party sources, internal data and estimates, and assumptions made by us based on such sources and our knowledge of the external cybersecurity market and data breach response market. Internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. This information and any estimates provided herein involve numerous assumptions and limitations. Third-party sources generally state that their information has been obtained from sources believed to be reliable. There can be no assurance as to the accuracy or completeness of such information. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. We have not independently verified any third-party information, and each publication speaks as of its original publication date (and not as of the date of this prospectus). We do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited in this prospectus.

The COVID-19 pandemic could adversely affect our business, operating results, and financial condition.

We face various risks related to public health issues, including epidemics, pandemics, and other outbreaks, including the ongoing COVID-19 pandemic. The effects and potential effects of COVID-19 include, but are not limited to, its impact on general economic conditions, trade and financing markets and changes in customer behavior, and significant uncertainty in the overall continuity in business operations. In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19, we have taken precautionary measures intended to minimize the risk of the virus to our employees, our customers, and the communities in which we operate, which may negatively impact our business. The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, operating results, cash flows, and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted.

ZeroFox experienced, and we may continue to experience, an adverse impact on certain parts of our business following the implementation of shelter-in-place orders to mitigate the outbreak of the COVID-19 pandemic, including a lengthening of the sales cycle for some prospective customers and delays in the delivery of professional services and trainings to our customers.

We do not yet know the full extent of potential impacts on our business, operations or on the global economy, particularly if the COVID-19 pandemic continues and persists for an extended period. The impacts and potential impacts of the COVID-19 pandemic on our business operations include:

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our customer prospects and our existing customers may experience slowdowns in their businesses, which in turn may result in reduced demand for our platform, change in budget priorities, lengthening of sales cycles, loss of customers, and difficulties in collections;

•

while certain of our offices have reopened on a limited basis in accordance with local ordinances, a substantial number of our employees continue to work from home and a substantial number may continue to do so for the foreseeable future, which may result in decreased employee productivity and morale with increased unwanted employee attrition;

•	we continue to incur fixed costs, particularly for real estate, and are deriving reduced or no benefit from those costs;

•	we may continue to experience disruptions to our growth planning, such as for facilities and international expansion;

•	we anticipate incurring costs in returning to work from our facilities, including changes to the workplace, such as space planning, food service, and amenities;

•	we may be subject to legal liability for safe workplace claims;

•	our critical vendors could go out of business;

•	we may continue to experience limited or reduced participation at our in-person marketing events, including conferences and other related activities, that help us generate new business; and

•	we may experience unwanted attrition, retention challenges or greater competition for recruiting.

Any of the foregoing could adversely affect our business, financial condition, and operating results.

The extent to which the COVID-19 pandemic may continue to affect our business will depend on continued developments, which are uncertain and cannot be predicted. Even after the COVID-19 pandemic has subsided, we may continue to suffer an adverse effect to our business due to its global economic effect, including any economic recessions. In addition, a recurrence of COVID-19 cases or an emergence of additional variants or strains could cause other widespread or more severe impacts depending on where infection rates are highest.

We employ multiple and evolving pricing models, which subject us to various pricing challenges that could make it difficult for us to derive value from our customers and may adversely affect our business, financial condition, and results of operations.

We employ multiple and evolving pricing models for our offerings. Our pricing models may ultimately result in a higher total cost to our customers generally as data volumes increase over time, or may cause our customers to limit or decrease usage in order to stay within the limits of their existing licenses or lower their costs, making it more difficult for us to compete in our markets or negatively impacting our business, financial condition, and results of operations. As the amount of data within our customers’ organizations grows, we face downward pressure from our customers regarding our pricing, which could adversely affect our revenues and operating margins. In addition, our pricing models may allow competitors with different pricing models to attract customers unfamiliar or uncomfortable with our pricing models, which would cause us to lose business or modify our pricing models, both of which could adversely affect our revenues and operating margins. We have introduced and expect to continue to introduce variations to our pricing models, including but not limited to usage-based, tiered pricing based on number of users, flat upfront fee, fixed price, level of effort, cost plus fee, utility-based pricing and other pricing programs. We also must determine the appropriate price to enable us to compete effectively internationally. Although we believe that these pricing models and variations to these models will drive net new customers, and increase customer adoption, it is possible that they will not and may potentially cause customers to decline to purchase or renew contracts with us or confuse customers and reduce their lifetime value, which could negatively impact our business, financial condition, and results of operations.

If we fail to adapt to rapid technological change, evolving industry standards and changing customer needs, requirements or preferences, our ability to remain competitive could be impaired.

The market for our platform and solutions is characterized by rapid technological change, evolving industry standards and changing regulations, as well as changing customer needs, requirements, and preferences. The success of our business will depend, in part, on our ability to anticipate, adapt and respond effectively to these changes on a timely and cost-effective basis. In addition, as our customers’ data infrastructure needs grow more complex, we expect them to face new and increasing challenges. Our customers require that our platform and products and solutions effectively identify and respond to these challenges without disrupting the performance of our customers’ information technology and data systems or interrupting their operations. As a result, we must continually modify and improve our offerings in response to changes in our customers’ data infrastructures and operational needs or end-user preferences. The success of any enhancement to our existing offerings or the deployment of new offerings depends on several factors, including the timely completion and market acceptance of our enhancements or new offerings. Any enhancement to our existing offerings or new offerings that we develop and introduce involves significant commitment of time and resources and is subject to a number of risks and challenges, including, but not limited to:

•	ensuring the timely release of new solutions (including products and professional services) and enhancements to our existing solutions;

•	adapting to emerging and evolving industry standards, technological developments by our competitors and customers and changing regulatory requirements;

•	interoperating effectively with existing or newly-introduced technologies, systems or applications of our existing and prospective customers;

•	resolving defects, errors or failures in our platform or solutions;

•	extending our solutions to new and evolving operating systems and hardware products; and

•	managing new solutions, product suites and service strategies for the markets in which we operate.

If we are not successful in managing these risks and challenges, or if our platform or products and solutions (including any upgrades thereto) are not technologically competitive or do not achieve market acceptance, our business, financial condition, and results of operations could be adversely affected.

If we are unable to maintain successful relationships with our channel partners, or if our channel partners fail to perform, our ability to market, sell and distribute our platform will be limited, and our business, financial position and results of operations will be harmed.

In addition to our direct sales force, we rely on our channel partners to sell our platform. A substantial amount of sales of our platform flows through our channel partners and we expect this to continue for the foreseeable future. ZeroFox derived approximately 40% of its revenue for the fiscal year ended January 31, 2022 from subscriptions through channel partners. The loss of a substantial number of our channel partners or the failure to recruit additional channel partners, could adversely affect our operating results. Our ability to increase revenue will depend in part on our success in maintaining successful relationships with our channel partners and in training our channel partners to independently sell and deploy our platform. If we fail to effectively manage our existing sales channels, or if our channel partners are unsuccessful in fulfilling the orders for our solutions, or if we are unable to enter into arrangements with, and retain a sufficient number of, high quality channel partners in each of the regions in which we sell products and solutions and keep them motivated to sell our products and solutions, our ability to sell our products and solutions and results of operations will be harmed.

We target enterprise customers and government organizations, and sales to these customers involve risks that may not be present or that are present to a lesser extent with sales to smaller entities.

We have a robust sales team that targets enterprise customers and government organizations. These sales involve risks that may not be present or that are present to a lesser extent with sales to smaller entities, such as longer sales cycles, more complex customer requirements, substantial upfront sales costs, and less predictability in completing sales. For example, enterprise customers may require considerable time to evaluate and test our products and solutions and those of our competitors prior to making a purchase decision and placing an order. A number of factors influence the length and variability of our sales cycle, including the need to educate potential customers about the uses and benefits of our products and solutions, the discretionary nature of purchasing and budget cycles, and the competitive nature of evaluation and purchasing approval and/or competitive bidding processes. As a result, the length of our sales cycle, from identification of the opportunity to deal closure, may vary significantly from customer to customer, with sales to enterprise customers and government organizations typically taking longer to complete. Moreover, enterprise customers often begin to deploy our products and solutions on a limited basis, but nevertheless demand configuration, integration services and pricing negotiations, which increase our upfront investment in the sales effort with no guarantee that these customers will deploy our products and solutions widely enough across their organization to justify our substantial upfront investment.

Further, a significant percentage of our enterprise sales are to customers in the financial services sector. An economic slowdown in that sector could adversely impact our sales.

Our success and ability to grow our business depend on retaining and expanding our customer base. If we fail to add new customers or retain existing customers, our business, financial condition, and results of operations could be harmed.

We may enter into subscription agreements for our platform and solutions where customers have discretion to renew or terminate services at the end of the term, or stand-alone agreements for the provision of specified software or services. For us to improve our operating results, it is important that we add new customers and that our existing customers renew their subscriptions and upgrade and expand their subscribed services. Our customers have no obligation to renew their subscriptions, to upgrade or expand their subscribed services, or to continue their relationship with us once a stand-alone engagement ends. Our customers’ renewal, upgrade and expansion rates may decline or fluctuate as a result of a number of factors, including their satisfaction or dissatisfaction with our offerings, our pricing, the effects of general economic conditions, competitive offerings, or alterations or reductions in our customers’ spending levels. If we are unable to add new customers or if our existing customers do not renew their subscriptions when the term expires or do not upgrade and expand the subscribed services or if customers renew on terms less favorable to us, or do not otherwise continue to use our platform and solutions for subsequent engagements, our revenues may decline and our business, financial condition, and results of operations could be harmed.

Our customers may merge with other entities who purchase solutions and services from our competitors, and, during weak economic times, there is an increased risk that one or more of our customers will file for bankruptcy protection, either of which may harm our business, financial condition, and results of operations. We also face risks from international customers that file for bankruptcy protection in foreign jurisdictions, particularly given that the application of foreign bankruptcy laws may be more difficult to predict. In addition, we may determine that the cost of pursuing any claim may outweigh the recovery potential of such claim. As a result, broadening or protracted extension of an economic downturn could harm our business, financial condition, and results of operations.

We provide service level commitments under some of our customer contracts. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service and our business could suffer.

Certain of our customer agreements contain service level commitments, which contain specifications regarding the availability and performance of our platform. Any failure of or disruption to our infrastructure could impact the performance of our platform and the availability of products and services to customers. If we are unable to meet our stated service level commitments or if we suffer extended periods of poor performance or unavailability of our platform, we may be contractually obligated to provide affected customers with service credits for future subscriptions, refunds, and in certain cases, the right to cancel their subscription. Our revenue, other results of operations and financial condition could be harmed if we suffer performance issues or downtime that exceeds the service level commitments under our agreements with our customers.

Our business will be subject to the risks of natural catastrophic events and to interruption by man-made problems such as power disruptions or terrorism.

A significant natural disaster, such as an earthquake, a fire, a flood, or significant power outage could have a material adverse impact on our business, results of operations and financial condition. Natural disasters could affect our personnel, supply chain, or logistics providers’ ability to provide materials and perform services. In addition, climate change could result in an increase in the frequency or severity of natural disasters. In the event that our infrastructure, or the information technology systems, supply chain or logistics of our service providers, is hindered by any of the events discussed above, the results could be missed financial targets, such as revenue, for a particular quarter. Likewise, we could be subject to other man-made problems, including but not limited to power disruptions and terrorist acts.

We rely heavily on the services of our senior management team, and if we are not successful in attracting or retaining senior management personnel, we may not be able to successfully implement our business strategy.

Our future success is substantially dependent on our ability to attract, retain, and motivate our key employees and the members of our management team. In particular, we are highly dependent on the services of James C. Foster, our chief executive officer, who is critical to our future vision and strategic direction. We also rely on our leadership team in the areas of operations, security, analytics, engineering, product management, research and development, marketing, sales, partnerships, mergers and acquisitions, support, and general and administrative functions. Although we expect to enter into employment agreements with our key personnel, our senior management is employed on an “at-will” basis, which means they may terminate their employment with us at any time. If one or more of our key employees resigns or otherwise ceases to provide us with their service, our business could be harmed.

We rely on the performance of highly skilled personnel, including senior engineering, professional services, sales and technology professionals, and our ability to increase our customer base depends to a significant extent on our ability to expand our sales and marketing operations.

We believe our success has depended, and continues to depend, on the efforts and talents of our highly skilled team members, including our sales personnel, professional services personnel, and software engineers. We do not maintain key person insurance on any of our employees. Our key employees are employed on an “at-will” basis, which means that they could terminate their employment with us at any time. The loss of any of our key employees could adversely affect our ability to execute our business plan, and we may not be able to find adequate replacements. We cannot ensure that we will be able to retain the services of our key employees.

If we do not effectively expand and train our sales force, we may be unable to add new customers or increase sales to our existing customers, and our business will be adversely affected.

We depend on our sales force to obtain new customers and increase sales with existing customers. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel, and our third-party channel partner network of resellers, both domestically and internationally. We have expanded our sales organization in recent periods and expect to continue to add additional sales capabilities in the near term. Significant competition exists for sales personnel with the skills and technical knowledge that we require. New hires require significant training and may take significant time before they achieve full productivity, and this delay may be accentuated by our long sales cycles. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. In addition, a significant percentage of our sales force is new to our company and selling our solutions, and therefore this team may be less effective than our more seasoned sales personnel. Furthermore, hiring sales personnel in new countries, or expanding our existing presence, requires upfront and ongoing expenditures that we may not recover if the sales personnel fail to achieve full productivity. We cannot predict whether, or to what extent, our sales will increase as we expand our sales force or how long it will take for sales personnel to become productive. If we are unable to hire and train a sufficient number of effective sales personnel, or the sales personnel we hire are not successful in obtaining new customers or increasing sales to our existing customer base, our business and results of operations will be adversely affected. All of these efforts will require us to invest significant financial and other resources and our business will be harmed if our efforts do not generate a correspondingly significant increase in revenue.

Our ability to maintain customer satisfaction depends in part on the quality of our customer support.

Once our platform and solutions are purchased, our customers depend on our maintenance and support teams to resolve technical and operational issues relating to our platform and solutions. Our ability to provide effective customer maintenance and support is largely dependent on our ability to attract, train, and retain qualified personnel with experience in supporting customers with our platform and products and solutions such as ours and maintaining the same. The number of our customers has grown significantly and that has and will continue to put additional pressure on our support teams. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support. We may be subject to disruptions in customer support as well as failures to provide adequate support for reasons that are outside of our direct control.

We also may be unable to modify the future, scope and delivery of our maintenance services and technical support to compete with changes in the technical services provided by our competitors. Increased customer demand for maintenance and support services, without corresponding revenue, could increase costs and negatively affect our operating results. In addition, if we experience increased customer demand for support and maintenance, we may face increased costs that may harm our business, financial condition, or results of operations. Further, as we continue to grow our operations and support our global customer base, we need to be able to continue to provide efficient support and effective maintenance that meet our customers’ needs globally at scale. Customers receive additional maintenance and support features, and the number of our customers has grown significantly, which will put additional pressure on our organization. If we are unable to provide efficient customer maintenance and support globally at scale or if we need to hire additional maintenance and support personnel, our business may be harmed. Our ability to attract new customers is highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality maintenance and support services or a market perception that we do not maintain high-quality maintenance and support services for our customers would harm our business.

If we cannot maintain our company culture as we grow, we could lose the innovation, teamwork, passion, and focus on execution that we believe contribute to our success and our business may be harmed.

We believe that our corporate culture has been a contributor to our success, which we believe promotes innovation, teamwork, passion and focus on building and marketing our products and solutions. Any integration challenges or any failure to preserve our culture could harm our future success, including our ability to retain and recruit personnel, innovate and operate effectively and execute on our business strategy. As we grow, we may find it difficult to maintain our corporate culture. Additionally, our productivity and the quality of our products and solutions may be adversely affected if we do not integrate and train our new employees quickly and effectively. If we experience any of these effects in connection with future growth, it could impair our ability to attract new customers, retain existing customers and expand their use of our products and solutions, all of which would adversely affect our business, financial condition and results of operations.

We recognize revenue from subscriptions to our platform over the term of the subscription. Consequently, increases or decreases in new sales may not be immediately reflected in our results of operations.

We generally recognize revenue from customers ratably over the terms of their subscription, which is generally one to three years. As a result, a substantial portion of the revenue we report in each period is attributable to the recognition of deferred revenue relating to agreements that we entered into during previous periods. Consequently, any increase or decline in new sales or renewals in any one period will not be immediately reflected in our revenue for that period. Any such change, however, would affect our revenue in future periods. Accordingly, the effect of downturns or upturns in new sales and potential changes in our rate of renewals may not be fully reflected in our results of operations until future periods. We may also be unable to timely reduce our cost structure in line with a significant deterioration in sales or renewals that would adversely affect our results of operations and financial condition.

Our operating results may fluctuate significantly which could make our future results difficult to predict and could cause our operating results to fall below expectations.

Our operating results may vary significantly in the future, particularly considering the number of enterprise customer contracts and the cyclical nature of our government sales generation, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly operating results may fluctuate as a result of a variety of factors, many of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. Fluctuations in quarterly results may negatively impact the value of our securities. Factors that may cause fluctuations in our quarterly operating results include, without limitation, those disclosed elsewhere in this prospectus and:

•	our ability to generate significant revenue from new offerings and cross-selling current offerings;

•	our ability to expand our number of customers and sales;

•	our ability to hire and retain employees, in particular those responsible for our sales and marketing;

•	changes in the way we organize and compensate our sales teams;

•	the timing of expenses and recognition of revenue;

•	the timing and length of our sales cycles;

•	increased sales to large organizations;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business and operations, as well as international expansion;

•	the timing and effectiveness of new sales and marketing initiatives;

•	changes in our pricing policies or those of our competitors;

•	the timing and success of new platforms, applications, features, and functionality by us or our competitors;

•	changes in the competitive dynamics of our industry, including consolidation among competitors;

•	changes in laws and regulations that impact our business;

•	the timing of expenses related to any future acquisitions, including our ability to successfully integrate, and fully realize the expected benefits of, completed acquisitions;

•	health epidemics or pandemics, such as the COVID-19 pandemic;

•	civil unrest and geopolitical instability, including as a result of the ongoing conflict between Russia and Ukraine; and

•	general political, economic, and market conditions.

Our long-term success depends, in part, on our ability to expand the sale of our platform to customers located outside of the U.S., and our current, and any further, expansion of our international operations exposes us to risks that could have a material adverse effect on our business, operating results, and financial condition.

We are generating a portion of our revenue outside of the U.S., and conduct our business activities in various foreign countries, including some emerging markets, where the challenges of conducting our business can be significantly different from those we have faced in more developed markets and where business practices may create internal control risks. There are certain risks inherent in conducting international business, including:

•	fluctuations in foreign currency exchange rates, which could add volatility to our operating results;

•	new, or changes in, regulatory requirements;

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uncertainty regarding regulation, currency, tax, and operations resulting from the United Kingdom’s, or the U.K., exit from the European Union, or the E.U., and possible disruptions in trade, the sale of our services and commerce, and movement of our people between the U.K., E.U., and other locations;

•	tariffs, export and import restrictions, restrictions on foreign investments, sanctions, and other trade barriers or protection measures;

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costs and liabilities related to compliance with foreign privacy, data protection and information security laws and regulations, including the General Data Protection Regulation of the European Union, or the GDPR, and the risks and costs of noncompliance;

•	costs of localizing products and services;

•	the lack of acceptance of localized products and services;

•	the need to make significant investments in people, solutions and infrastructure, typically well in advance of revenue generation;

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challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

•	difficulties in maintaining our corporate culture with a dispersed and distant workforce;

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treatment of revenue from international sources, evolving domestic and international tax environments, and other potential tax issues, including with respect to our corporate operating structure and intercompany arrangements;

•	different standards for or weaker protection of our intellectual property, including increased risk of theft of our proprietary technology and other intellectual property;

•	economic weakness or currency-related crises;

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compliance with multiple, conflicting, ambiguous or evolving governmental laws and regulations, including employment, tax, privacy, anti-corruption, import/export, antitrust, data transfer, storage and protection, and industry-specific laws and regulations, including rules related to compliance by our third-party resellers and our ability to identify and respond timely to compliance issues when they occur, and regulations applicable to us and our third-party data providers from whom we purchase and resell data;

•	vetting and monitoring our third-party resellers in new and evolving markets to confirm they maintain standards consistent with our brand and reputation;

•	generally longer payment cycles and greater difficulty in collecting accounts receivable;

•	our ability to adapt to sales practices and customer requirements in different cultures;

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the lack of reference customers and other marketing assets in regional markets that are new or developing for us, as well as other adaptations in our market generation efforts that we may be slow to identify and implement;

•	dependence on certain third parties, including resellers with whom we do not have extensive experience;

•	natural disasters, acts of war, terrorism, or pandemics, including the ongoing COVID-19 pandemic;

•	corporate espionage; and

•	political instability and security risks in the countries where we are doing business and changes in the public perception of governments in the countries where we operate or plan to operate.

We might undertake corporate operating restructurings that involve our group of foreign country subsidiaries through which we do business abroad. We consider various factors in evaluating these restructurings, including the alignment of our corporate legal entity structure with our organizational structure and our objectives, the operational and tax efficiency of our group structure, and the long-term cash flows and cash needs of our business. Such restructurings could increase our operating costs, and if ineffectual, could increase our income tax liabilities and our global effective tax rate.

Risks Related to Government Contracting

Historically, on a pro forma basis, one U.S. government customer has accounted and is expected to account for a substantial portion of our revenues. If our largest customer does not renew its contract with us (or renews at reduced spending levels), or if our relationship with our largest customer is impaired or terminated, our revenues would decline, and our business, financial condition, and results of operations would be adversely affected.

On a pro forma basis, we have derived a substantial portion of our revenues from one U.S. government customer, the Office of Personnel Management (“OPM”). Our contract with OPM (the “OPM Contract”) is structured as a Base Period from July 1, 2019 to June 30, 2020, followed by a series of options as follows: Option Period I from July 1, 2020 to June 30, 2021, Option Period II from July 1, 2021 to June 30, 2022, Option Period III from July 1, 2022 to June 30, 2023, and Option Period IV from July 1, 2023 to December 31, 2023. OPM has an option to extend the OPM Contract from January 1, 2024 to June 30, 2024, as well as an option to add a transition-out period. To date, OPM has exercised Option Period I, Option Period II, and Option Period III. We plan to pursue the rebid of the OPM Contract in 2024 for an extension through 2027. A copy of the OPM Contract is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. OPM accounted for approximately 54% of our pro forma revenue and approximately 64% of our pro forma revenue for the fiscal years ended January 31, 2022 and 2021, respectively.

As a result, our revenue could fluctuate materially, and could be materially and disproportionately affected by purchasing decisions by this customer or any other significant future customer. This customer may decide to purchase less than it has in the past, may alter its purchasing patterns at any time with limited notice, or may decide not to continue to license our products at all, any of which could cause our revenues to decline and adversely affect our financial condition and results of operations. If we do not further diversify our customer base, we will continue to be susceptible to risks associated with customer concentration.

Our business depends, in part, on sales to government organizations, and significant changes in the contracting or fiscal policies of such government organizations could have an adverse effect on our business and results of operations.

Our future growth depends, in part, on increasing sales to government organizations. Demand from government organizations is often unpredictable, subject to budgetary uncertainty and typically involves long sales cycles. We have made significant investment to address the government sector, but we cannot assure you that these investments will be successful, or that we will be able to maintain or grow our revenue from the government sector. U.S. federal, state and local government sales are subject to a number of challenges and risks that may adversely impact our business. Sales to such government entities include the following risks:

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selling to governmental agencies can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that such efforts will generate a sale;

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government certification requirements applicable to our products may change and, in doing so, restrict our ability to sell into the U.S. federal government sector until we have attained the revised certification. For example, although we are currently certified under the Federal Risk and Authorization Management Program, or FedRAMP, such certification is costly to maintain and if we lose our certification in the future it would restrict our ability to sell to government customers;

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government demand and payment for our platform may be impacted by public sector budgetary cycles and funding priorities and authorizations, with funding reductions or delays adversely affecting public sector demand for our platform;

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governments routinely investigate and audit government contractors’ administrative processes, and any unfavorable audit could result in the government refusing to continue buying our platform, which would adversely impact our revenue and results of operations, or institute fines or civil or criminal liability if the audit were to uncover improper or illegal activities; and

•	governments may add new or change existing contractual and/or data security infrastructure requirements that could restrict our ability to sell to government customers.

The occurrence of any of the foregoing could cause governments and governmental agencies to delay or refrain from purchasing our solutions in the future or otherwise have an adverse effect on our business and results of operations.

A decline in the U.S. government budget, changes in spending or budgetary priorities or delays in contract awards may adversely affect our business, financial condition, and results of operations and limit our growth prospects.

Revenue under contracts with U.S. government agencies represents a substantial amount of our total revenue. Levels of U.S. government spending are difficult to predict and subject to significant risk. Laws and plans adopted by the U.S. government relating to, along with pressures on and uncertainty surrounding the U.S. federal budget, potential changes in budgetary priorities, sequestration, the appropriations process, and the permissible federal debt limit, could adversely affect the funding for individual programs and delay purchasing or payment decisions by our customers. Considerable uncertainty exists regarding how future budget and program decisions will unfold and what challenges budget reductions will present for us and the industry for our solutions and products.

Current U.S. government spending levels may not be sustained and future spending and program authorizations may not increase or may decrease or shift to programs in areas in which we do not provide services or are less likely to be awarded contracts. Such changes in spending authorizations and budgetary priorities may occur as a result of uncertainty surrounding the federal budget, increasing political pressure and legislation, shifts in spending priorities as a result of competing demands for federal funds, or other factors. In the event government funding relating to our contracts with the U.S. government becomes unavailable, or is reduced or delayed, or planned orders are reduced, our contract or subcontract under such programs may be terminated or adjusted by the U.S. government or the prime contractor, if applicable. Our operating results could also be adversely affected by spending caps or changes in the budgetary priorities of the U.S. government, as well as delays in program starts or the award of contracts or task orders under contracts.

In addition, changes to the federal acquisition system and contracting models could affect whether and how we pursue certain opportunities and the terms under which we are able to do so. A significant decline in overall U.S. government spending, a significant shift in its spending priorities, significant delays in contract or task order awards for large programs could adversely affect our business, financial condition, and results of operations and limit our growth prospects.

A delay in the completion of the U.S. government’s budget and appropriation process could delay procurement of solutions we provide and have an adverse effect on our future revenues.

The funding of U.S. government programs is subject to an annual congressional budget authorization and appropriations process. In years when the U.S. government does not complete its appropriations before the beginning of the new fiscal year on October 1, government operations are typically funded pursuant to a “continuing resolution,” which allows federal government agencies to operate at spending levels approved in the previous appropriations cycle but does not authorize new spending initiatives. When the U.S. government operates under a continuing resolution, delays can occur in the procurement of our products and solutions and may result in new initiatives being canceled. Revenue from government customers is often cyclical and based upon delays or change in the appropriation cycle or government shutdowns and thus can impact future performance. When the U.S. government fails to complete its appropriations process or to provide for a continuing resolution, a full or partial federal government shutdown may result. A federal government shutdown could, in turn, result in our incurrence of substantial labor or other costs without reimbursement under customer contracts, the delay or cancellation of key programs or the delay of contract payments, which could have a negative effect on our cash flows and adversely affect our business, financial condition, and results of operations. For many programs, Congress appropriates funds on an annual fiscal year basis even though the program performance period may extend over several years. Consequently, programs are often partially funded initially, and additional funds are committed only as Congress makes further appropriations. If we incur costs in excess of funds obligated on a contract, we may be at risk for reimbursement of those costs unless or until additional funds are earmarked to the contract. In addition, when supplemental appropriations are required to operate the U.S. government or fund specific programs and passage of legislation needed to approve any supplemental appropriations bill is delayed, the overall funding environment for our business could be adversely affected.

Due to the competitive process to obtain contracts and the likelihood of bid protests, we may be unable to achieve or sustain revenue growth and our business, financial condition, and results of operations may be adversely affected.

A substantial portion of the business that we seek with respect to our solutions is subject to competitive bidding processes with U.S. government customers. The U.S. government has increasingly relied on contracts that are subject to a continuing competitive bidding process which has resulted in greater competition and increased pricing pressure. The competitive bidding process involves substantial costs and several risks, including significant cost and managerial time to prepare bids and proposals for contracts that may not be awarded to us, may be split among competitors or that may be awarded but for which we do not receive meaningful task orders, and to the risk of inaccurately estimating the resources and costs that will be required to fulfill any contract we win.

Following contract award, we may encounter significant expense, delay, contract modifications or even contract loss because of our competitors challenging (or protesting) the award of contracts to us in competitive bidding. Any resulting loss or delay of start-up and funding of work under protested contract awards may adversely affect our revenues and/or profitability. In addition, multi-award contracts require that we make sustained post-award efforts to obtain task orders under the contract. As a result, we may not be able to obtain these task orders or recognize revenues under these multi-award contracts. We are also experiencing increased competition generally which impacts our ability to obtain contracts. Our failure to compete effectively in this procurement environment would adversely affect our revenues and our business, financial condition, and results of operations may be adversely affected.

The U.S. government may terminate, cancel, stop, modify or curtail our contracts at any time prior to their completion and, if we do not replace them, this may adversely affect our future revenues and profitability.

Many of the U.S. government programs in which we may participate as a prime contractor or subcontractor extend for several years and include one or more base years and one or more option years. These programs are normally funded on an annual basis. Under our contracts, the U.S. government generally has the right to not exercise options to extend or expand our contracts and may otherwise terminate, cancel, stop, modify, or curtail our contracts at its convenience. Any decisions by the U.S. government to not exercise contract options or to terminate, cancel, stop, modify or curtail our major programs or contracts would adversely affect our revenues, revenue growth and profitability.

We may also experience technological or other performance difficulties under our contracts, which may result in delays, cost overruns, and failures in our performance of these contracts. If a government customer terminates a contract for default, we may be exposed to liability, including for excess costs incurred by the customer in procuring undelivered services and solutions from another source. Depending on the nature and value of the contract, a performance issue or termination for default could cause our actual results to differ from those anticipated and could harm our reputation, and even lead to a suspension or debarment action.

Our failure to comply with a variety of complex procurement rules and regulations could result in our being liable for civil or criminal penalties, termination of our U.S. government contracts, disqualification from bidding on future U.S. government contracts, and suspension or debarment from U.S. government contracting.

As a U.S. government contractor, we must comply with laws and regulations relating to the formation, administration, and performance of U.S. government contracts, which affect how we do business with our customers. Such laws and regulations may potentially impose added costs on our business and our failure to comply with them may lead to civil or criminal penalties, termination of our U.S. government contracts, or suspension or debarment from contracting with federal agencies. Some significant laws and regulations that affect us include, but are not limited to the following:

•	the Federal Acquisition Regulations (“FAR”) and FAR supplements, which regulate the formation, administration and performance of U.S. government contracts;

•	Truthful Cost or Pricing Data, formerly known as the Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with certain contract negotiations;

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the Procurement Integrity Act, which regulates access to competitor bid and proposal information and government source selection information and our ability to provide compensation to certain former government officials;

•

the Civil False Claims Act, which provides for substantial civil penalties for violations, including for the knowing submission of a false or fraudulent claim to the U.S. government for payment or approval;

•	the False Statements Act, which imposes civil and criminal liability for making false statements to the U.S. government; and

•	the U.S. government Cost Accounting Standards, which imposes accounting requirements that govern our right to reimbursement under certain cost-based U.S. government contracts.

The FAR and many of our U.S. government contracts contain organizational conflict of interest clauses that may limit our ability to compete for or perform certain other contracts or other types of services for particular customers. Organizational conflicts of interest (“OCI”) arise when we engage in activities that may make us unable to render impartial assistance or advice to the U.S. government, impair our objectivity in performing contract work or provide us with an unfair competitive advantage in winning or performing on a contract. An OCI that precludes our competition for or performance on a significant program or contract could harm our prospects. Conversely, our failure to identify and disclose an OCI can result in civil and/or criminal penalties.

The U.S. government may adopt new contract rules and regulations or revise its procurement practices in a manner adverse to us at any time without notice and/or compensation, which could adversely affect our profitability, cash position or growth prospects.

Our industry has experienced, and we expect it will continue to experience, significant changes to business practices because of an increased focus on affordability, efficiencies and recovery of costs, among other items. U.S. government agencies may face restrictions or pressure regarding the type and number of services that they may obtain from private contractors. Legislation, regulations, and initiatives dealing with enhanced governance, oversight, and/or security (physical or cyber), procurement reform, mitigation of potential conflicts of interest, and environmental responsibility or sustainability, as well as any resulting shifts in the buying practices of U.S. government agencies, such as increased usage of fixed-price contracts, multiple-award contracts and small business set-aside contracts, could have adverse effects on government contractors. Any of these changes could impair our ability to obtain new contracts or renew our existing contracts when customers recompete those contracts. Any new contracting requirements or procurement methods could be costly or administratively difficult for us to implement and could adversely affect our business, financial condition, and results of operations.

As a U.S. government contractor, we are subject to reviews, audits, and cost adjustments by the U.S. government, which, if resolved unfavorably to us, could adversely affect our profitability, cash position or growth prospects.

U.S. government contractors (including their subcontractors and others with whom they do business) operate in a highly regulated environment and are routinely audited and reviewed by the U.S. government and its agencies. These agencies review a contractor’s performance on government contracts, cost structure, indirect rates, and pricing practices and compliance with applicable contracting and procurement laws, regulations, terms and standards, as well as the adequacy of our systems and processes in meeting government requirements. They also review the adequacy of the contractor’s compliance with government standards for its business systems, including a contractor’s accounting system, earned value management system, estimating system, materials management and accounting system, property management system and purchasing system.

Both contractors and the U.S. government agencies conducting these audits and reviews have come under increased scrutiny. As a result, the current audits and reviews have become more rigorous and the standards to which we are held are being more strictly interpreted, increasing the likelihood of an audit or review resulting in an adverse outcome.

A finding of significant control deficiencies in our system audits or other reviews can result in decremented billing rates to our U.S. government customers until the control deficiencies are corrected and our remediations are accepted. Government audits and reviews may conclude that our practices are not consistent with applicable laws and regulations and result in adjustments to contract costs and mandatory customer refunds. Such adjustments can be applied retroactively, which could result in significant customer refunds. Our receipt of adverse audit findings or the failure to obtain an “approved” determination of our various business systems from the responsible U.S. government agency could significantly and adversely affect our business, including our ability to bid on new contracts and our competitive position in the bidding process. A determination of non-compliance with applicable contracting and procurement laws, regulations and standards could also result in the U.S. government imposing penalties and sanctions against us, including reductions of the value of contracts, contract modifications or termination, withholding of payments, the loss of export/import privileges, administrative or civil judgements and liabilities, criminal judgements or convictions, liabilities and consent or other voluntary decrees or agreements, other sanctions, the assessment of penalties, fines or compensatory, treble or other damages or non-monetary relief or actions, suspension or debarment, suspension of payments, and increased government scrutiny that could negatively impact our reputation, delay or adversely affect our ability to invoice and receive timely payment on contracts, perform contracts or compete for contracts with the U.S. government and may adversely affect our revenues and profitability.

Risks Relating to Financial, Tax and Accounting Issues

Our issued and outstanding Notes may impact our financial results, result in the dilution of our stockholders, create downward pressure on the price of our Common Stock, and restrict our ability to raise additional capital or take advantage of future opportunities.

In connection with the Business Combination, we issued the Notes in an aggregate principal amount of $150,000,000. The Notes are convertible into shares of our Common Stock at an initial conversion rate of 86.9565 shares of our Common Stock (subject to adjustment as provided in the Indenture) per $1,000 of principal amount of Notes and 86.9565 shares of our Common Stock (subject to adjustment as provided in the Indenture)

per $1,000 of accrued and unpaid interest on any Notes. To the extent we exercise our option to pay interest in kind with respect to the Notes rather than in cash, the number of shares of our Common Stock into which the Notes may be converted would increase. The sale of the Notes may affect our earnings per share, as accounting procedures may require that we include in our calculation of earnings per share the number of shares of our Common Stock into which the Notes are convertible.

Upon a conversion of the Notes, we will have the ability to settle by payment of cash, by issuance of our Common Stock, or a combination of both. If shares of our Common Stock are issued to the holders of the Notes upon conversion, there will be dilution to our stockholders and the market price of our Common Stock may decrease due to the additional selling pressure in the market. Any downward pressure on the price of our Common Stock caused by the sale, or potential sale, of shares issuable upon conversion of the Notes could also encourage short sales by third parties, creating additional selling pressure on our share price.

We may not have the ability to raise the funds necessary to settle in cash conversions of the Notes, repurchase the Notes upon a fundamental change or repay the Notes in cash at their maturity, and our future debt may contain limitations on our ability to pay cash upon conversion, redemption or repurchase of the Notes.

Holders of the Notes will have the right under the Indenture to require us to repurchase all or a portion of their Notes upon the occurrence of a fundamental change before the applicable maturity date at a repurchase price equal to 100% of the principal amount of such Notes to be repurchased plus accrued and unpaid interest to, but not including, the repurchase date. Moreover, we will be required to repay the Notes in cash at their maturity, unless earlier converted, redeemed or repurchased. We may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of such Notes surrendered or pay cash with respect to such Notes being converted (which we otherwise may elect to do upon the conversion of Notes in lieu of issuing shares).

Upon a conversion of the Notes, we will have the ability to settle by payment of cash, by issuance of our Common Stock, or a combination of both. Our ability to repurchase, redeem or to pay cash upon conversion of Notes may be limited by law, regulatory authority, or agreements governing our future indebtedness. Our failure to repurchase the Notes at a time when the repurchase is required by the Indenture would constitute a default under such indenture (provided that upon a conversion, we could settle by issuance of our Common Stock). A default under the Indenture or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the interest on such indebtedness and repurchase the Notes or to pay cash upon conversion of the Notes.

We may still incur substantially more debt or take other actions that would diminish our ability to make payments on the Notes when due.

We and our subsidiaries may be able to incur substantial additional debt in the future, subject to the restrictions contained in our debt instruments, including, pursuant to the Indenture governing the Notes. Pursuant to the Indenture, we and our subsidiaries are not permitted to issue any Senior Indebtedness, Disqualified Capital Stock and Preferred Stock (each such term as defined in the Indenture) in an aggregate principal amount in excess of $50,000,000. However, we are not restricted from recapitalizing our debt or taking a number of other actions that are not limited by the terms of the Indenture that could have the effect of diminishing our ability to make payments on the Notes when due.

We have secured debt outstanding, which may adversely affect our financial condition and future financial results. Our existing debt agreements contain restrictive covenants that may limit our ability to operate our business.

After giving effect to the Business Combination, we had outstanding secured indebtedness with Stifel Bank of $15.0 million. Our secured indebtedness contains a number of restrictive covenants that impose significant operating and financial restrictions on us. As a result of these covenants, our ability to respond to changes in business and economic conditions and engage in beneficial transactions, including to obtain additional financing as needed, may be restricted. Furthermore, our failure to comply with our debt covenants could result in a default under our debt agreements, which would cause our indebtedness under such debt agreements to become immediately due and payable. If any of our debt is accelerated, we may not have sufficient funds available to repay it.

Our ability to make scheduled payments of principal and interest and other required repayments depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flows from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flows, we may be required to adopt one or more alternatives, such as selling assets, restructuring operations, restructuring debt or obtaining additional equity capital on terms that may be onerous or dilutive.

We may incur additional indebtedness in the future in the ordinary course of business subject to the restrictions in the Indenture and our secured debt, which could include restrictive covenants. If new debt is added to current debt levels, the risks described above could intensify.

We may need to raise additional capital to maintain and expand our operations and invest in new solutions, which capital may not be available on terms acceptable to us, or at all, and which could reduce our ability to compete and could harm our business.

Retaining or expanding our current levels of personnel and products offerings may require additional funds to respond to business challenges, including the need to develop new products and enhancements to our platform, improve our operating infrastructure, or acquire complementary businesses and technologies. The failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new products and solutions could reduce our ability to compete and could harm our business. Accordingly, we may need to engage in additional equity or debt financings to secure additional funds. If we raise additional equity financing, stockholders may experience significant dilution of their ownership interests and the market price of our Common Stock could decline. If we engage in debt financing, the holders of debt would have priority over the holders of our Common Stock, and we may be required to accept terms that restrict our operations or our ability to incur additional indebtedness or to take other actions that would otherwise be in the interests of the debt holders. Any of the above could harm our business, results of operations and financial condition.

Future acquisitions, strategic investments, partnerships, or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value, and adversely affect our results of operations and financial condition.

As part of our business strategy, we have in the past and expect to continue to make investments in and/or acquire complementary businesses and assets. Our ability as an organization to acquire and integrate other companies, services, or technologies in a successful manner in the future is not guaranteed. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions or strategic investments, we may not ultimately strengthen our competitive position or ability to achieve our business objectives, and any acquisitions or investments we complete could be viewed negatively by our end-customers or investors. In addition, our due diligence may fail to identify all the problems, liabilities or other shortcomings or challenges of an acquired business, product, or technology, including issues related to intellectual property, product quality or product architecture, regulatory compliance practices, revenue recognition or other accounting practices or issues with employees or customers. If we are unsuccessful at integrating such acquisitions, or the technologies associated with such acquisitions, into our company, our revenue and results of operations could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition and the market price of our Common Stock. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

Additional risks we may face in connection with acquisitions include:

•	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

•	coordination of research and development and sales and marketing functions;

•	integration of product and service offerings;

•	retention of key employees from the acquired company;

•	changes in relationships with strategic partners as a result of product acquisitions or strategic positioning resulting from the acquisition;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	integration of the acquired company’s accounting, management information, human resources and other administrative systems;

•	the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked sufficiently effective controls, procedures and policies;

•	additional legal, regulatory or compliance requirements;

•	financial reporting, revenue recognition or other financial or control deficiencies of the acquired company that we do not adequately address and that cause our reported results to be incorrect;

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liability for activities of the acquired company before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

•	unanticipated write-offs or charges; and

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former stockholders or other third parties.

Our failure to address these risks or other problems encountered in connection with acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, and harm our business generally.

We identified material weaknesses in our internal controls over financial reporting, and we may identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, which may result in material misstatements of our financial statements or cause us to fail to meet our periodic reporting obligations. These material weaknesses could adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. If we conclude that a material weakness occurred or is occurring, we expect to evaluate and pursue steps to remediate the material weakness. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

L&F identified a material weakness in its internal control over financial reporting related to the accounting for a significant and unusual transaction related to the warrants issued in connection with its initial public offering in November 2020 and the underwriters’ partial exercise of the over-allotment option in November 2020. As a result of this material weakness, L&F’s management concluded that its internal control over financial reporting was not effective as of December 31, 2020 and December 31, 2021. This material weakness resulted in a material misstatement of its warrant liabilities, change in fair value of warrant liabilities, additional paid-in capital, accumulated deficit and related financial disclosures for the affected periods.

L&F identified a material weakness in its internal control over financial reporting related to the application of ASC 480-10-S99-3A to its accounting classification of its Class A Ordinary Shares. As a result of this material weakness, L&F’s management concluded that its internal control over financial reporting was not effective as of December 31, 2021. Historically, a portion of the Class A Ordinary Shares was classified as permanent equity to maintain stockholders’ equity greater than $5 million on the basis that L&F would not redeem its Class A Ordinary Shares in an amount that would cause its net tangible assets to be less than $5,000,001, as described in L&F’s amended and restated memorandum and articles of association in effect prior to the Closing. Pursuant to L&F’s re-evaluation of the application of ASC 480-10-S99-3A to its accounting classification of the Class A Ordinary Shares, L&F’s management determined that the Class A Ordinary Shares included certain provisions that required classification of all of the Class A Ordinary Shares as temporary equity regardless of the net tangible assets redemption limitation contained in L&F’s amended and restated memorandum and articles of association in effect prior to the Closing.

In connection with the preparation and audit of IDX’s financial statements for its fiscal year ended December 31, 2021, a material weakness was identified in its internal control over financial reporting related to the review of the valuation of its common stock. Specifically, the valuation did not include all known or knowable information available to determine the value of the potential transaction outcome.

In connection with the preparation and audit of ZeroFox’s financial statements for its fiscal year ended January 31, 2022, a material weakness was identified in its internal control over financial reporting. Specifically, we need to continue to add financial reporting personnel with US GAAP and SEC reporting experience and finalize our processes and procedures, establish clear authorities and approvals, and segregation of duties to facilitate accurate and timely financial reporting.

We have implemented a remediation plan, which includes adding additional resources as well as improving the control environment around financial systems and processes. In fiscal year 2022, we completed the following remedial actions:

•	hired additional full-time accounting personnel with appropriate levels of experience, and augmented skills gaps with external advisors;

•	established and implemented controls surrounding the approval of transactions, related to, but not limited to, review of routine and non-standard transactions and certain monitoring controls; and

•	implemented a financial accounting system to support effective internal controls over financial reporting as well as the anticipated growth of the business.

There can be no assurance that the actions we already have completed coupled with the additional actions we have planned under our remediation plans will be sufficient to remediate the material weaknesses identified and strengthen our internal control over financial reporting. The actions we are taking are subject to ongoing senior management review, as well as Audit Committee oversight.

Any failure to maintain such internal control could adversely impact our ability to report our financial position and results of operations on a timely and accurate basis. If our financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if our financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by the stock exchange on which our Common Stock is listed, the SEC or other regulatory authorities. In either case, there could result a material adverse effect on our business. Failure to timely file will cause us to be ineligible to utilize short form registration statements on Form S-3, which may impair our ability to obtain capital in a timely fashion to execute our business strategies or issue shares to effect an acquisition. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We can give no assurance that any additional material weaknesses or resulting restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of January 31, 2022, ZeroFox had aggregate U.S. federal and state net operating loss carryforwards, or NOLs, of $101.9 million, which may be available to offset future taxable income for income tax purposes, and portions of which expire in various years. A lack of future taxable income would adversely affect our ability to utilize these NOLs before they expire. Under the Tax Cuts and Jobs Act of 2017 (the “Tax Act”), as modified by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), federal NOLs incurred in tax years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal NOLs in tax years beginning after December 31, 2020 is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the Tax Act or the CARES Act.

In addition, under Section 382 of the Code, a corporation that undergoes an “ownership change” (as defined under Sections 382 and 383 of the Code and applicable Treasury Regulations) is subject to limitations on its ability to utilize its pre-change NOLs and certain other tax attributes to offset post-change taxable income or taxes. We are in the process of conducting, but have not yet completed, a Section 382 review in connection with the Business Combination, but it is likely that the Business Combination constituted an ownership change that would limit our ability to use our pre-change NOLs and certain other tax attributes on a going forward basis. In addition, we may experience future ownership changes under Section 382 of the Code that could further affect our ability to utilize our NOLs to offset our income. Furthermore, our ability to utilize NOLs of companies that we have acquired or may acquire in the future may be subject to limitations. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we attain profitability, which could potentially result in increased future tax liability to us and could adversely affect our operating results and financial condition.

IDX failed to collect sales and use tax prior to January 1, 2022, and we have been working to mitigate such failure.

Prior to January 1, 2022, IDX did not collect U.S. sales and use tax from its customers for its services. During 2020, IDX engaged an external tax consultant to perform a full U.S. sales tax nexus study and analysis. IDX accrued and reflected historical liabilities in its financial statements and was filing Voluntary Disclosure Agreements (“VDA”) in relevant U.S. jurisdictions, and we will be remitting liabilities accordingly. From January 1, 2022 until the Closing Date, IDX was collecting, reporting, and remitting appropriate U.S. sales tax from its customers in all applicable jurisdictions.

Our goodwill and identifiable intangible assets could become impaired, which could reduce the value of our assets and reduce our net income in the year in which the write-off occurs.

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. We also ascribe value to certain identifiable intangible assets, which consist primarily of customer relationships, developed technology and trade names, among others, as a result of acquisitions. We may incur impairment charges on goodwill or identifiable intangible assets if we determine that the fair values of goodwill or identifiable intangible assets are less than their current carrying values. We evaluate, on a regular basis, whether events or circumstances have occurred that indicate all, or a portion, of the carrying amount of goodwill may no longer be recoverable, in which case an impairment charge to earnings would become necessary.

A decline in general economic conditions or global equity valuations could impact the judgments and assumptions about the fair value of our business and we could be required to record impairment charges on our goodwill or other identifiable intangible assets in the future, which could impact our consolidated balance sheet, as well as our consolidated statement of comprehensive loss.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We have historically based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances as discussed in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ZeroFox” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of IDX.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in our consolidated financial statements include, and may include in the future, those related to revenue recognition; valuation of intangibles in purchase accounting; allowance for doubtful accounts; costs to obtain or fulfill a contract; valuation of common stock; carrying value and useful lives of long-lived assets; loss contingencies; and the provision for income taxes and related deferred taxes. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of industry or financial analysts and investors, resulting in a decline in the market price of our Common Stock.

Additionally, we will regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, changes to existing standards and changes in their interpretation, we might be required to change our accounting policies, alter our operational policies and implement new or enhance existing systems so that they reflect new or amended financial reporting standards, or we may be required to restate our published financial statements. Such changes to existing standards or changes in their interpretation may have an adverse effect on our reputation, business, financial position and profit, or cause an adverse deviation from our revenue and operating profit targets, which may negatively impact our financial results.

An investment in this offering may result in uncertain U.S. federal income tax consequences.

An investment in this offering may result in uncertain U.S. federal income tax consequences. See “Certain Material U.S. Federal Income Tax Consequences” for a summary of the material U.S. federal income tax considerations applicable to an investment in our Common Stock or Private Placement Warrants. Prospective investors are urged to consult their tax advisors with respect to these and other tax consequences applicable to their specific circumstances.

Risks Related to the Business Combination, Being a Public Company and Integration of ZeroFox and IDX

The unaudited pro forma financial information included in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” may not be indicative of what our actual financial position or results of operations would have been.

The pro forma financial information included in this prospectus is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of our future operating results or financial position. The unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of future market conditions on revenues or expenses. The pro forma financial information included in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” has been derived from L&F’s, ZeroFox’s and IDX’s historical financial statements and certain adjustments and assumptions have been made regarding the combined company after giving effect to the Business Combination. There may be differences between preliminary estimates in the pro forma financial information and the final acquisition accounting, which could result in material differences from the pro forma information presented in this prospectus.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect our financial condition or results of operations following the Closing.

We will incur significant increased expenses and administrative burdens as a public company, which could negatively impact our business, financial condition and results of operations.

We face increased legal, accounting, administrative and other costs and expenses as a public company that we have not historically incurred. The Sarbanes-Oxley Act, including the requirements of Section 404(a) relating to disclosing (i) management’s responsibility for establishing and maintaining internal control over financial reporting and (ii) annually assessing the effectiveness of the internal control over financial reporting, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board (“PCAOB”) and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. Our management and other personnel are required to devote a substantial amount of time to compliance with these requirements.

We have made, and will continue to make, changes to our internal control over financial reporting, including IT controls, and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. If we do not continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition and results of operations. In addition, we cannot predict or estimate the amount of additional costs we may incur to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses.

These rules and regulations result in our incurring legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our Board, on our Board committees or as executive officers.

Our management has limited experience in operating a public company.

Our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our transition to a public company that is subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities, which results in less time being devoted to our management and growth. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal control over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

We qualify as an “emerging growth company.” The reduced public company reporting requirements applicable to emerging growth companies may make our Common Stock less attractive to investors.

We qualify as an “emerging growth company” under SEC rules. As an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These provisions include, but are not limited to: (1) an exemption from compliance with the auditor attestation requirement in the assessment of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, (2) not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, (3) reduced disclosure obligations regarding executive compensation arrangements in periodic reports, registration statements, and proxy statements, and (4) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. As a result, the information we provide is different than the information that is available with respect to other public companies that are not emerging growth companies. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock, and the market price of our Common Stock may be more volatile.

The integration of two companies with different organization and compensation structures presents significant management challenges. There can be no assurance that this integration, and the synergies expected to result from that integration, will be achieved as rapidly or to the extent currently anticipated.

The Business Combination involves the integration of two businesses that currently operate as independent businesses. We are devoting significant management attention and resources to integrating business practices and operations following the Closing. We may encounter potential difficulties in the integration process including the following:

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the inability to successfully integrate our businesses, including operations, technologies, products and services, in a manner that permits us to achieve the cost savings and operating synergies anticipated to result from the Business Combination, which could result in the anticipated benefits of the Business Combination not being realized partly or wholly in the time frame currently anticipated or at all;

•

the loss of customers as a result of certain customers of either or both of the two businesses deciding not to continue to do business with us, or deciding to decrease their amount of business in order to reduce their reliance on a single company;

•	the necessity of coordinating geographically separated organizations, systems and facilities;

•	the integration of personnel, including sales teams, with diverse business backgrounds and business cultures, while maintaining focus on providing consistent, high-quality products and services;

•	the consolidation and rationalization of information technology platforms and administrative infrastructures as well as accounting systems and related financial reporting activities; and

•	the challenge of preserving important relationships of both companies and resolving potential conflicts that may arise.

Furthermore, it is possible that the integration process could result in the loss of talented employees or skilled workers of the companies. The loss of talented employees and skilled workers could adversely affect our ability to successfully conduct our business because of such employees’ experience and knowledge of the respective business. In addition, we could be adversely affected by the diversion of management’s attention and any delays or difficulties encountered in connection with the integration of the companies. The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the businesses. If we experience difficulties with the integration process, the anticipated benefits of the Business Combination may not be realized fully or at all, or may take longer to realize than expected. These integration matters could have an adverse effect on our business, results of operations, financial condition or prospects during this transition period and for an undetermined period after completion of the Business Combination.

Uncertainty about the effects of the Business Combination may affect our ability to retain key employees and integrate management structures and may materially impact the management, strategy and results of our operation as a combined company.

Uncertainty about the effects of the Business Combination on our business, employees, customers, third parties with whom we have relationships, and other third parties may adversely affect us. These uncertainties may impair our ability to attract, retain and motivate key personnel for a period of time after the Business Combination. If key employees depart because of issues related to the uncertainty and difficulty of integration or a desire not to remain with our company, our business could be harmed.

Some of our existing agreements contain change in control or early termination rights that may have been implicated by the Business Combination.

Parties with which we have been doing business, including customers and suppliers, may experience uncertainty associated with the Business Combination, including with respect to current or future business relationships with us. As a result, our business relationships may be subject to disruptions if customers, suppliers or others attempt to negotiate or renegotiate changes in existing business relationships or consider entering into business relationships with parties other than us. For example, certain customers, suppliers and third-party providers may assert contractual consent rights or termination rights that may have been triggered by a change of control. These disruptions could harm our relationships with existing third parties with whom we have relationships, all of which could have a material adverse effect on our business, financial condition and results of operations, cash flows, and/or share price of our Common Stock.

Risks Related to Legal and Regulatory Matters

Failure to adequately obtain, maintain, protect, and enforce our intellectual property and other proprietary rights could adversely affect our business.

Our success and ability to compete depends in part on our ability to protect the proprietary information, methods, software, and technologies that we develop, hold, or claim under a combination of intellectual property and proprietary rights in and outside the U.S. Despite our efforts, third parties may still attempt to disclose, obtain, copy, use or otherwise exploit our intellectual property or other proprietary information, methods or technologies without our authorization, and our efforts to protect our intellectual property and other proprietary rights may not prevent such unauthorized disclosure, use, exploitation, misappropriation, infringement, reverse engineering or other violation of our intellectual property or other proprietary rights. Further, effective protection of our rights may not be available to us in every country in which our platform or products and solutions are available. The laws of some countries also may not be as protective of intellectual property and other proprietary rights as those in the U.S., and mechanisms for enforcement of intellectual property and other proprietary rights may be inadequate. In addition, we may need to license our intellectual property in order to participate in patent pools or industry standard setting activities or to receive third-party grants as a part of stand-alone licensing arrangements. Accordingly, despite our efforts, we may be unable to prevent third parties from using our intellectual property or other proprietary information or technology.

While we hold a number of issued patents and have a number of pending patent applications, we may be unable to obtain patent protection for the technology covered in our patent applications or such patent protection may not be obtained quickly enough to meet our business needs. Furthermore, the patent prosecution process is expensive, time-consuming, and complex, and we may not be able to prepare, file, prosecute, maintain, and enforce all necessary or desirable patent applications at a reasonable cost or in a timely manner. The scope of patent protection also can be reinterpreted after issuance and issued patents may be invalidated. Even if our patent applications do issue as patents, they may not issue in a form that is sufficiently broad to protect our technology, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. In addition, any of our patents, copyrights, trademarks, or other proprietary rights may be challenged, narrowed, invalidated, held unenforceable, or circumvented in litigation or other proceedings, including, where applicable, opposition, re-examination, inter partes review, post-grant review, interference, nullification and derivation proceedings, and equivalent proceedings in foreign jurisdictions, and such intellectual property or other proprietary rights may be lost or no longer provide us meaningful competitive advantages. Such proceedings may result in substantial cost and require significant time from our management, even if the eventual outcome is favorable to us. Third parties also may legitimately and independently develop solutions, services, and technology similar or duplicative of our platform.

Besides protection under intellectual property laws, we enforce and protect our rights through confidentiality or license agreements that we generally enter into with our corporate partners, employees, consultants, advisors, vendors, and customers. We generally limit access to our intellectual property and control access to our proprietary information. However, we cannot guarantee protection of our intellectual property or proprietary information with all of the parties who may have or have had access, and we cannot guarantee that such agreements we have entered into will not be breached or challenged, or that such breaches will be detected. Furthermore, non-disclosure provisions within such agreements can be difficult to enforce, and even if successfully enforced, may not be entirely effective.

Despite our efforts, we cannot guarantee that any of the measures we have taken will limit the unauthorized use of our proprietary information or prevent infringement, misappropriation, or other violation of our technology or other intellectual property or proprietary rights. We may be an attractive target for cyberattacks or other unauthorized intrusion or access, and we may also have a heightened risk of unauthorized access to, and misappropriation of, our proprietary and competitively sensitive information. We therefore may be required to spend significant resources to monitor and protect our intellectual property and other proprietary rights, and we may conclude that in at least some instances the benefits of protecting our intellectual property or other proprietary rights may be outweighed by the expense or distraction to our management. We may initiate claims or litigation against third parties for infringement, misappropriation, or other violation of our intellectual property or other proprietary rights or to establish the validity of our intellectual property or other proprietary rights. Any such claims or litigation, whether or not it is resolved in our favor, could be time-consuming, result in significant expense to us and divert the efforts of our technical and management personnel. Furthermore, attempts to enforce our intellectual property rights against third parties could also provoke these third parties to assert their own intellectual property or other rights against us, or result in a holding that invalidates or narrows the scope of our intellectual property rights, in whole or in part.

Claims by others that we infringe their proprietary technology or other intellectual property rights could result in significant costs and substantially harm our business, financial condition, results of operations, and prospects.

Claims by others that we infringe their intellectual property rights or violate other rights in their proprietary technology could harm our business. Companies in our industry hold a large number of patents and also protect their copyright, trade secret and other intellectual property rights, and companies in the security industry frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. As we face increasing competition and grow, the possibility of intellectual property rights claims against us also grows. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that such personnel have divulged proprietary or other confidential information to us.

Third parties may in the future also assert claims against our customers or channel partners, whom our standard license and other agreements obligate us to indemnify against third-party claims that our products and solutions infringe the intellectual property rights of third parties. As the number of products and competitors in the security and IT operations market increases and overlaps occur, third-party claims of infringement, misappropriation, and other violations of intellectual property rights may also increase. While we intend to increase the size of our patent portfolio, many of our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. In addition, future litigation may involve non-practicing entities, companies or other patent owners who have no relevant product offerings or revenue and against whom our own patents may therefore provide little or no deterrence or protection. Any claim of intellectual property infringement by a third party, even a claim without merit, could cause us to incur substantial costs defending against such claim, could distract our management from our business and could require us to cease use of such intellectual property.

Additionally, our insurance policies may not cover intellectual property infringement claims. In the event that we fail to successfully defend ourselves against an infringement claim, a successful claimant could secure a judgment or otherwise require payment of legal fees, settlement payments, ongoing royalties or other costs or damages; we may agree to a settlement that prevents us from offering certain services or features; or we may be required to obtain a license, which may not be available on reasonable terms, or at all, to use the relevant technology. If we are prevented from using certain technology or intellectual property, we may be required to develop alternative, non-infringing technology, which could require significant time and costs, during which we could be unable to continue to offer our affected products and services or features, and may ultimately not be successful. Any of these events could harm our business, financial condition and results of operations.

Although third parties may alternatively offer a license to their technology or other intellectual property, the terms of any such license may not be acceptable, and the failure to obtain a license or the costs associated with any license could cause our business, financial condition and results of operations to be adversely affected. In addition, some licenses may be nonexclusive, and therefore our competitors may have access to the same technology licensed to us.

Some of our technologies incorporate “open-source” software, which could negatively affect our ability to sell our platform and subject us to possible litigation.

Our platform and subscriptions contain third-party open-source software components, and failure to comply with the terms of the underlying open-source software licenses could restrict our ability to sell our platform and services. The use and distribution of open-source software may also entail greater risks than the use of third-party commercial software, as open-source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Many of the risks associated with use of open-source software cannot be eliminated and could negatively affect our business. In addition, the wide availability of open code used in our solutions could expose us to security vulnerabilities.

Certain open-source licenses may contain requirements that we make available source code for the modifications or derivative works we create based upon the type of open-source software used. If we combine our proprietary software with such open-source software, under such open-source licenses, we may be required to release the source code of our proprietary software to the public, including authorizing further modification and redistribution, or otherwise be limited in the licensing of our services, each of which could provide an advantage to our competitors or other entrants to the market, create security vulnerabilities in our solutions, require us to re-engineer all or a portion of our platform, and could reduce or eliminate the value of our services. This would allow our competitors to create similar products with lower development effort and time and ultimately could result in a loss of sales for us.

The terms of many open-source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in ways that could impose unanticipated conditions or restrictions on our ability to commercialize products, solutions and subscriptions incorporating such software. Moreover, we cannot assure you that our processes for controlling our use of open-source software in our products, solutions and subscriptions have been or will be effective. From time to time, we may face claims from third parties asserting ownership of, or demanding release of, the open-source software or derivative works that we developed using such software (which could include our proprietary source code), or otherwise seeking to enforce the terms of the applicable open-source license. These claims could result in litigation that could be costly to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our solutions. Responding to any infringement or noncompliance claim by an open-source vendor, regardless of its validity, discovering certain open-source software code in our platform, or a finding that we have breached the terms of an open-source software license, could harm our business, results of operations and financial condition, by, among other things:

•	resulting in time-consuming and costly litigation;

•	diverting management’s time and attention from developing our business;

•	requiring us to pay monetary damages or enter into royalty and licensing agreements that we would not normally find acceptable;

•	causing delays in the deployment of our platform or service offerings to our customers;

•	requiring us to stop offering certain services or features of our platform;

•	requiring us to redesign certain components of our platform using alternative non-infringing or non-open-source technology, which could require significant effort and expense;

•	requiring us to disclose our proprietary software source code and the detailed program commands for our software;

•	prohibiting us from charging license fees for the proprietary software that uses certain open source; and

•	requiring us to satisfy indemnification obligations to our customers.

We may become involved in litigation that may adversely affect us.

We may become subject to claims, suits, and government investigations and other proceedings including patent, product liability, class action, whistleblower, personal injury, property damage, labor and employment (including all allegations of wage and hour violations), commercial disputes, compliance with laws and regulatory requirements and other matters, and we may become subject to additional types of claims, suits, investigations and proceedings as our business develops. Such claims, suits, and government investigations and proceedings are inherently uncertain, and their results cannot be predicted. Regardless of the outcome, any of these types of legal proceedings can have an adverse impact on us because of legal costs and diversion of management attention and resources and could cause us to incur significant expenses or liability, adversely affect our brand recognition, and/or require us to change our business practices. The expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change and could adversely affect our results of operations. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect our business, consolidated financial position, results of operations, or cash flows in a particular period. These proceedings could also result in reputational harm, sanctions, consent decrees, or orders requiring a change in our business practices. Because of the potential risks, expenses, and uncertainties of litigation, we may, from time to time, settle disputes, even where we have meritorious claims or defenses, by agreeing to settlement agreements. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business, financial condition, results of operations, and prospects. Any of these consequences could adversely affect our business and results of operations.

If we are not able to satisfy data protection, security, privacy, and other government- and industry-specific requirements or regulations, our business, results of operations, and financial condition could be harmed.

Personal privacy, data protection, information security regulations, and other laws applicable to specific categories of information raise significant issues in the U.S., Europe and in other jurisdictions where we offer our products and solutions. The data that we collect, analyze, and store is subject to a variety of laws and regulations, including regulation by various government agencies. The U.S. federal government, and various state and foreign governments, have adopted or proposed limitations on the collection, distribution, use, retention, protection, transfer, processing, and storage of certain categories of information, such as the personal information of individuals. These laws and regulations include, but are not limited to, the Federal Trade Commission Act, the Computer Fraud and Abuse Act, the Health Insurance Portability and Accountability Act and the Gramm-Leach-Bliley Act.

The nature of cybersecurity product and service offerings requires the collection of various types of data. In the operation of our business we may collect the types of data covered by these laws and regulations including personally identifiable information, such as information about an individual’s health and financial information about individuals. To the extent we are in possession of such data and these various laws and regulations are determined to apply to us, this could require us to adopt additional operational, technological and security measures to protect and manage such information which could increase our costs of operations. Our failure to comply with such laws and regulations could also result in monetary fines and reputational damage which would have a negative impact on our business. Laws and regulations outside the U.S., and particularly in Europe, often are more restrictive than those in the U.S. Applicable laws and regulations may require us to implement privacy and security policies, permit customers to access, correct, and delete personal information stored or maintained by us, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals’ consents to use personal information for certain purposes. In addition, some foreign governments require that personal information collected in a country not be disseminated outside of that country without consent or other implemented safeguards.

We may find it necessary or desirable to join industry or other self-regulatory bodies or other information security or data protection-related organizations that require compliance with their rules pertaining to information security and data protection. We also may be bound by additional, more stringent contractual obligations with our customers and partners relating to our collection, use and disclosure of personal, financial, and other data. We expect that there will continue to be new proposed laws, regulations, and industry standards concerning privacy, data protection, information security, specific categories of data, and electronic services in the U.S., the E.U. and other jurisdictions in which we operate or may operate, and we cannot yet determine the impact such future laws, regulations, standards, or perception of their requirements may have on our business.

For example, the GDPR applies to the processing (which includes the collection and use) of certain personal data of data subjects in the European Economic Area (“EEA”). As compared to previously effective data protection law in the European Union, the GDPR imposes additional obligations and resulting risk upon our business and increases substantially the penalties to which we could be subject in the event of any non-compliance. Administrative fines under the GDPR can amount to 20,000,000 Euros or four percent of our worldwide annual revenue for the prior fiscal year, whichever is higher. We may be required to incur, in the future, substantial expense in complying with the obligations imposed by the GDPR, potentially making significant changes in our business operations, which may adversely affect our revenue and our business overall. Additionally, because there have been very few GDPR actions enforced against companies similar to ours, we are unable to predict how they will be applied to us or our customers. Despite our efforts to comply with the GDPR, a regulator may determine that we have not done so and subject us to fines and public censure, which could harm our company financially and negatively affect our reputation. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have been found to not provide adequate protection to such personal data, including the U.S. We have undertaken certain efforts to conform transfers of personal data from the EEA to the U.S. and other jurisdictions based on our understanding of current regulatory obligations and the guidance of data protection authorities. Despite this, we may be unsuccessful in establishing or maintaining conforming means of transferring such data from the EEA, in particular because of continued legal and legislative activity within the European Union that has challenged or called into question the legal basis for existing means of data transfers to countries (including the U.S.) that have been found to not provide adequate protection for personal data.

The implementation of the GDPR has led other jurisdictions to either amend existing laws or propose new data privacy and cybersecurity laws to resemble all or a portion of the requirements of the GDPR (e.g., for purposes of having an adequate level of data protection to facilitate data transfers from the E.U.). Accordingly, the challenges we face in the E.U. will likely also apply to other jurisdictions outside the E.U. that adopt laws similar to the GDPR or regulatory frameworks of equivalent complexity. For example, the California Consumer Privacy Act of 2018, or CCPA, became enforceable on July 1, 2020. The CCPA has been characterized as the first “GDPR-like” privacy statute to be enacted in the U.S. because it contains several provisions similar to certain provisions of the GDPR. In addition, the California Privacy Rights Act of 2020, or the CPRA, was passed by California voters in November 2020. The CPRA amends the CCPA by creating additional privacy rights for California consumers and additional obligations on businesses, which could subject us to additional compliance costs as well as potential fines, individual claims, and commercial liabilities. The majority of the CPRA provisions will take effect on January 1, 2023. The CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., as other states or the federal government may follow California’s lead and increase protections for U.S. residents. For example, the Virginia Consumer Data Protection Act and the CCPA have already prompted several proposals for new federal and state privacy legislation that, if passed, could increase our potential liability, add layers of complexity to compliance in the U.S. market, increase our compliance costs and adversely affect our business.

Evolving and changing definitions of personal data and personal information within the E.U., the U.S. and elsewhere, especially relating to classification of IP addresses, machine identification, location data and other information, may limit or inhibit our ability to operate or expand our business, including limiting technology alliance partnerships with other security vendors that may involve the sharing of data. Even the perception of privacy concerns, whether or not valid, may harm our reputation, inhibit adoption of our products by current and future customers, or adversely impact our ability to attract and retain workforce talent. In addition, changes in laws or regulations that adversely affect the use of the internet, including laws impacting net neutrality, could impact our business. We expect that existing laws, regulations and standards may be interpreted in new manners in the future. Future laws, regulations, standards and other obligations, and changes in the interpretation of existing laws, regulations, standards and other obligations could require us to modify our products and solutions, restrict our business operations, increase our costs and impair our ability to maintain and grow our customer base and increase our revenue.

Beyond broader data processing regulations affecting our business, the overall cybersecurity industry may face direct regulation. For example, in 2018, Singapore introduced what is believed to be the world’s first cybersecurity licensing requirement, mandating that providers of specific types of incident response services receive a government license before providing such services. License requirements such as these may impose upon us significant organizational costs and high barriers of entry into new markets.

Although we have worked and will continue to work to comply with applicable laws and regulations, applicable industry standards with which we represent compliance, and our contractual obligations, such laws, regulations, standards, and obligations are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. In addition, they may conflict with other requirements or legal obligations that apply to our business or the security features and services that our customers expect from our solutions. As such, we cannot assure ongoing compliance with all such laws, regulations, standards, and obligations which may change in the future. Any failure or perceived failure by us or our employees, representatives, contractors, channel partners, agents, intermediaries, or other third parties to comply with applicable laws and regulations, or applicable industry standards that we represent compliance with or that may be asserted to apply to us, or to comply with employee, customer, partner, and other data privacy and data security requirements pursuant to contract and our stated notices or policies, could result in enforcement actions against us, including fines, imprisonment of company officials and public censure, claims for damages by customers and other affected individuals, damage to our reputation and loss of goodwill (both in relation to existing customers and prospective customers), any of which could have a material adverse effect on our operations, financial performance and business. Any inability of us or our employees, representatives, contractors, channel partners, agents, intermediaries, or other third parties to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, standards, and obligations, could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business and results of operations.

We are subject to laws and regulations, including governmental export and import controls, sanctions, foreign investment screening, and anti-corruption laws, that could impair our ability to compete in our markets and subject us to liability if we are not in full compliance with applicable laws.

We are subject to laws and regulations, including governmental export controls, that could subject us to liability or impair our ability to compete in our markets. Our products and solutions are subject to U.S. export controls, including the U.S. Department of Commerce’s Export Administration Regulations, and we and our employees, representatives, contractors, agents, intermediaries, and other third parties are also subject to various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. We incorporate standard encryption algorithms into our products, which, along with the underlying technology, may be exported outside of the U.S. only with the required export authorizations, including by license, license exception or other appropriate government authorizations, which may require the filing of an encryption registration and classification request. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain cloud-based solutions to countries, governments, and persons targeted by U.S. sanctions. We also collect information about cyber threats from internet-accessible, and non-internet routable sources, intermediaries, and third parties that we make available to our customers in our threat industry publications. While we have implemented certain procedures to facilitate compliance with applicable laws and regulations in connection with the collection of this information, we cannot assure you that these procedures have been effective or that we, or third parties, many of whom we do not control, have complied with all laws or regulations in this regard. Failure by our employees, representatives, contractors, channel partners, agents, intermediaries, or other third parties to comply with applicable laws and regulations in the collection of this information also could have negative consequences to us, including reputational harm, government investigations and penalties.

Although we take precautions to prevent our information collection practices and services from being provided in violation of such laws, our information collection practices and services may have been in the past, and could in the future be, provided in violation of such laws. If we or our employees, representatives, contractors, channel partners, agents, intermediaries, or other third parties fail to comply with these laws and regulations, we could be subject to civil or criminal penalties, including the possible loss of export privileges and fines. We may also be adversely affected through reputational harm, loss of access to certain markets, or otherwise. Obtaining the necessary authorizations, including any required license, for a particular transaction may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities.

Various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our products or could limit our customers’ ability to implement our products in those countries. Changes in our products and solutions or changes in export and import regulations may create delays in the introduction of our products and solutions into international markets, prevent our customers with international operations from deploying our products and solutions globally or, in some cases, prevent the export or import of our products and solutions to certain countries, governments or persons altogether. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products and solutions by, or in our decreased ability to export or sell our products and solutions to, existing or potential customers with international operations. Any decreased use of our products and solutions or limitation on our ability to export or sell our products and solutions would likely adversely affect our business, results of operations, and financial condition.

We may be subject to review and enforcement under domestic and foreign laws that screen investment and to other national-security-related laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in the United States and may impact cybersecurity providers more specifically. As a result of these laws, investments by certain investors may impose added costs on our business, impact our operations, and/or limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors.

We are also subject to the Foreign Corrupt Practices Act (“FCPA”), the U.K. Anti-Bribery Act, and other anti-corruption, sanctions, anti-bribery, anti-money laundering and similar laws in the U.S. and other countries in which we conduct activities. Anti-corruption and anti-bribery laws, which have been enforced aggressively and are interpreted broadly, prohibit companies and their employees, agents, intermediaries, and other third parties from promising, authorizing, making or offering improper payments or other benefits to government officials and others in the private sector. We leverage third parties, including intermediaries, agents, and channel partners, to conduct our business in the U.S. and abroad, to sell subscriptions to our platform and to collect information about cyber threats. We and these third parties may have direct or indirect interactions with officials and employees of government agencies, or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, channel partners, agents, intermediaries, and other third parties, even if we do not explicitly authorize such activities. While we have policies and procedures to address compliance with the FCPA, the U.K. Anti-Bribery Act and other anti-corruption, sanctions, anti-bribery, anti-money laundering and similar laws, we cannot assure you that they will be effective, or that all of our employees, representatives, contractors, channel partners, agents, intermediaries, or other third parties have not taken, or will not take actions, in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, severe criminal or civil sanctions, settlements, prosecution, loss of export privileges, suspension or debarment from U.S. government contracts, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, whistleblower complaints, adverse media coverage and other consequences. Any investigations, actions or sanctions could harm our reputation, business, results of operations and financial condition.

Risks Related to Ownership of our Common Stock and Warrants

There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.

If we fail to satisfy the continued listing requirements of Nasdaq such as the corporate governance requirements or the minimum share price requirement, Nasdaq may take steps to delist our securities. Such a delisting would likely have a negative effect on the price of the securities and would impair your ability to sell or purchase the securities when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our securities from dropping below the Nasdaq minimum share price requirement or prevent future non-compliance with Nasdaq’s listing requirements. Additionally, if our securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

Our business and operations could be negatively affected if we become subject to any securities litigation or shareholder activism, which could cause us to incur significant expense, hinder execution of our business and growth strategy and impact our stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of our Common Stock or other reasons may in the future cause it to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management’s and our Board’s attention and resources from our business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters. Further, our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.

Sales of our Common Stock, or the perception of such sales, by us or the Selling Securityholders pursuant to this prospectus in the public market or otherwise could cause the market price for our Common Stock to decline and certain Selling Securityholders still may realize significant profits.

The sale of shares of our Common Stock in the public market or otherwise, including sales pursuant to this prospectus, or the perception that such sales could occur, could harm the prevailing market price of shares of our Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Resales of our Common Stock may cause the market price of our securities to drop significantly, even if our business is doing well.

Pursuant to the A&R Registration Rights Agreement, the Sponsor Support Letter Agreement and our Bylaws, subject to certain exceptions, the Sponsor Holders, stockholders who received shares of Common Stock in the Business Combination and our directors, officers and employees who own shares of Common Stock or who receive shares of Common Stock upon the exercise of stock options or other equity awards, are contractually restricted from selling or transferring any of their shares of Common Stock. Such restrictions end, in the case of the shares that are restricted pursuant to the A&R Registration Rights Agreement and, subject to certain exceptions, the Bylaws, on January 31, 2023, and in the case of the shares restricted pursuant to the Sponsor Support Letter Agreement, upon the earlier of (a) one year after the Closing, (b) the share price equaling or exceeding $12.00 on a volume-weighted average price basis for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing, and (c) the completion of a transaction that results in all stockholders having the right to exchange shares for cash, securities or other property. The shares issued in the PIPE Financing and the shares issuable upon conversion of the Notes are not subject to these lock-up periods.

Following the expiration of the applicable lock-up periods described in this prospectus and as restrictions on resale end and registration statements are available for use, the market price of our Common stock could decline if the holders of restricted or locked-up shares sell them or are perceived by the market as intending to sell them.

The shares of Common Stock being offered for resale pursuant to this prospectus also include shares that were purchased at prices that may be significantly below the trading price of our Common Stock and the sale of which would result in the Selling Securityholder realizing a significant gain. The Sponsor paid $25,000, or approximately $0.006 per share, for the 4,312,500 Founder Shares. Subsequent to the initial purchase of the Founder Shares by the Sponsor, the Sponsor transferred 20,000 Founder Shares to Mr. Albert Goldstein and 50,000 Founder Shares to Senator Joseph Lieberman at a nominal purchase price of $0.004 per Founder Share prior to the closing of the L&F IPO and 39,733 Founder Shares to Mr. Kurt Summers shortly after his being appointed to the L&F Board in December 2021 for no cash consideration. Even if the trading price of our Common Stock is significantly below $10.00, the offering price for the L&F Public Units, the Sponsor Holders may still have an incentive to sell shares of our Common Stock because they purchased the shares at prices lower than the public investors or the current trading price of our Common Stock. For example, based on the closing price of our Common Stock of $5.50 as of October 7, 2022, the Sponsor and the other Sponsor Holders would experience a potential profit of up to approximately $5.50 per share, or up to approximately $23.7 million in the aggregate, if they elected to sell their shares. In addition, (i) former stockholders of ZeroFox, Inc. and IDX, including Selling Securityholders, who received 109,880,250 shares of our Common Stock in the Business Combination acquired their shares based on an implied equity consideration value of $10.00 per share, (ii) investors in the PIPE Financing purchased 2,000,000 shares of Common Stock at a price of $10.00 per share, (iii) investors in the Convertible Notes Financing purchased $150 million aggregate principal amount of Notes with an initial Conversion Price of $11.50 per share for an aggregate purchase price of $150 million, and (iv) the Sponsor paid $5,450,000 for 5,450,000 Private Placement Warrants and Jefferies paid $2,587,500 for 2,138,430 Private Placement Warrants, which Private Placement Warrants have an exercise price of $11.50 per share.

In connection with L&F’s extraordinary general meetings to approve (i) an amendment to L&F’s amended and restated memorandum and articles of association to extend the date to complete L&F’s initial business combination and (ii) the Business Combination, holders of an aggregate of 16,243,998 Class A Ordinary Shares, representing 94.2% of L&F’s Class A Ordinary Shares, exercised their right to redeem their shares for cash at redemption prices of approximately $10.154 per share and $10.177 per share, respectively, for an aggregate redemption amount of $165,004,557. The shares of Common Stock being offered for resale pursuant to this prospectus by the Selling Securityholders represent approximately 84.4% of the outstanding shares of Common Stock as of October 7, 2022 and approximately 121.0% of our public float (after giving effect to the issuance of shares upon the exercise of the Private Placement Warrants and the issuance of 16,863,708 shares upon conversion of the Notes, which assumes we exercise our option to pay interest in kind and the maximum additional shares are issued). Our four largest stockholders collectively own 52,204,368 shares of Common Stock, representing approximately 44.2% of our outstanding shares. Of such shares, 407,884 PIPE Shares may be sold at such times as this prospectus is available for use and 51,796,484 of such shares may be sold following the expiration of a 180-day lock-up period, which expires on January 30, 2023, at such times as this prospectus is available for use. Sales by such stockholders could result in a significant decline in the public trading price of our Common Stock.

In addition, the shares of our Common Stock reserved for future issuance as a result of the exercise of options granted under the Prior Equity Plans and assumed in the Business Combination and under our Incentive Equity Plan will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. We expect to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Common Stock issuable pursuant to these plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market, subject to the provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable.

The market price of shares of our Common Stock may be volatile, which could cause the value of stockholder investments to decline.

The market price of our Common Stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. Market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our Common Stock regardless of our operating performance.

In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including:

•	variations in quarterly operating results or dividends, if any, to stockholders;

•	additions or departures of key management personnel;

•	publication of research reports about our industry;

•	litigation and government investigations;

•	changes or proposed changes in laws or regulations or differing interpretations or enforcement of laws or regulations affecting our business;

•	adverse market reaction to any indebtedness incurred or securities issued in the future;

•	changes in market valuations of similar companies;

•	adverse publicity or speculation in the press or investment community;

•	the development and sustainability of an active trading market for our Common Stock;

•	announcements by competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures, or capital commitments; and

•	the impact of the COVID-19 pandemic (or future pandemics) on our management, employees, partners, customers, and operating results.

In response to any of the foregoing developments, the market price of shares of our Common Stock could decrease significantly. You may be unable to resell your shares at or above your purchase price.

If our operating and financial performance in any given period does not meet the guidance provided to the public or the expectations of investment analysts, the market price of our Common Stock may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will consist of forward-looking statements, subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance provided or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our Common Stock may decline as well. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

If securities or industry analysts do not publish research or reports about our business or publish negative reports, the market price of our Common Stock could decline.

The trading market for our Common Stock is influenced by the research and reports that industry or securities analysts publish about us and our business. If regular publication of research reports ceases, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume of our Common Stock to decline. Moreover, if one or more of the analysts who cover us downgrade our Common Stock or if reporting results do not meet their expectations, the market price of our Common Stock could decline.

We may issue additional shares of our Common Stock (including upon the exercise of warrants), which would increase the number of shares eligible for future resale in the public market and result in dilution to Company stockholders.

The Warrants became exercisable on September 2, 2022 provided in each case that we have an effective registration statement under the Securities Act covering the shares of our Common Stock issuable upon exercise of our Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or holders exercise their warrants on a cashless basis under the circumstances specified in the Warrant Agreement). Each Warrant entitles the holder thereof to purchase one share of our Common Stock at a price of $11.50 per whole share, subject to adjustment. In addition, the Notes initially will be convertible into approximately 13,043,473 shares of our Common Stock, subject to increase to the extent that we exercise our option to pay interest in kind with respect to the Notes rather than in cash (please see “Risk Factors—Risks Related to Ownership of our Common Stock—Our issued and outstanding Notes may impact our financial results, result in the dilution of our stockholders, create downward pressure on the price of our Common Stock, and restrict our ability to raise additional capital or take advantage of future opportunities.”) The issuance of additional shares of our Common Stock as a result of any of the aforementioned transactions may result in dilution to the then-existing holders of our Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our Common Stock.

We may issue additional shares of our Common Stock or other equity securities without stockholder approval, which would dilute stockholder ownership interests and may depress the market price of our Common Stock.

Pursuant to the Incentive Equity Plan, we may issue an aggregate of up to the number of shares equal to ten percent (10%) of our Common Stock issued and outstanding at the Closing (or approximately 11,719,875 shares), which amount will be subject to increase from time to time. We may also issue additional shares of our Common Stock or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions or repayment of outstanding indebtedness, without stockholder approval, in a number of circumstances.

The issuance of additional shares or other equity securities of equal or senior rank would have the following effects:

•	existing stockholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available per share, including for payment of dividends in the future, may decrease;

•	the relative voting strength of each share of previously outstanding common stock may be diminished; and

•	the market price of our Common Stock may decline.

There is no guarantee that our Warrants will ever be in the money, and they may expire worthless.

The exercise price for our Warrants is $11.50 per-share (subject to adjustment as described herein). We do not expect warrantholders to exercise their Warrants and, therefore, we do not expect to receive cash proceeds from any such exercise, for so long as Warrants are out-of-the money. There can be no assurance that Warrants will ever be in-the-money prior to their expiration and, as such, the Warrants may expire worthless. The last reported sales price for our Common Stock on October 7, 2022 was $5.50 per share.

We may amend the terms of our Public Warrants in a manner that may be adverse to holders of such warrants with the approval by the holders of at least 50% of the then outstanding our Public Warrants. As a result, the exercise price of our Public Warrants could be increased, the exercise period could be shortened and the number of shares of our Common Stock purchasable upon exercise of our Public Warrants could be decreased, all without any particular public warrantholder’s approval.

Our Public Warrants were issued in registered form under the Warrant Agreement. The Warrant Agreement provides that the terms of the public warrants may be amended without the consent of any holder to cure any ambiguity, mistake or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of such warrants. Accordingly, we may amend the terms of our Public Warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding Public Warrants approve of such amendment and, solely with respect to any amendment to the terms of our Private Placement Warrants or any provision of the Warrant Agreement with respect to our Private Placement Warrants, 50% of the number of the then outstanding Private Placement Warrants. Although our ability to amend the terms of our Public Warrants with the consent of at least 50% of the then outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash, shorten the exercise period or decrease the number of shares of our Common Stock purchasable upon exercise of a warrant.

We may redeem unexpired Public Warrants prior to their exercise at a time that is disadvantageous to holders of Public Warrants, thereby making such warrants worthless.

We have the ability to redeem all, but not less than all, of the outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of our Common Stock equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption to the warrants holders and provided certain other conditions are met. We may not redeem the warrants unless an effective registration statement under the Securities Act covering the shares of our Common Stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares is available throughout the minimum 30-day notice period discussed below. If and when our Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force warrant holders to (i) exercise their warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so, (ii) sell their warrants at the then-current market price when they might otherwise wish to hold their warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of their warrants. None of our Private Placement Warrants will be redeemable by us in accordance with these provisions so long as they are held by the Sponsor, Jefferies LLC or their permitted transferees.

In addition, we have the ability to redeem all, but not less than all, of the outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant, provided that the closing price of our Common Stock equals or exceeds $10.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption to the warrants holders and provided certain other conditions are met, including that holders will be able to exercise their warrants on a “cashless basis” prior to redemption for a number of shares of our Common Stock determined based on the period of time to expiration of the warrants and the redemption fair market value of our Common Stock, both as set forth in a table in the Warrant Agreement. See “Description of Securities—Warrants—Our Public Warrants—Redemption of Warrants when the price per share of our Common Stock equals or exceeds $10.00.” If and when our Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. The value received upon exercise of the warrants (1) may be less than the value the holders would have received if they had been able to exercise their warrants at a later time at which the underlying share price is higher and (2) may not compensate the holders for the value of the warrants, including because the number of shares received on a cashless exercise basis is capped at 0.361 of a share of our Common Stock per warrant (subject to adjustment) irrespective of the remaining life of our Public Warrants. If the closing price of our Common Stock is less than $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption to the warrants holders, we may only redeem our Public Warrants in accordance with these provisions if we concurrently redeem the outstanding Private Placement Warrants (other than Private Placement Warrants held by the Sponsor, Jefferies LLC and their permitted transferees) on the same terms.

In the event that we elect to redeem our Public Warrants in either of the scenarios described above we would only be required to have the notice of redemption mailed by first class mail, postage prepaid, by us not less than thirty (30) days prior to the redemption date to the registered holders of the outstanding warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner provided above will be conclusively presumed to have been duly given whether or not the registered holder of the warrants received such notice. We are not contractually obligated to notify investors when our Public Warrants become eligible for redemption, and we do not intend to so notify investors upon eligibility of the warrants for redemption.

The Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our Warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with us.

The Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. However, Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over lawsuits brought under the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Notwithstanding the foregoing, these provisions of the Warrant Agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any our Warrants shall be deemed to have notice of and to have consented to the forum provisions in the Warrant Agreement. If any action, the subject matter of which is within the scope the forum provisions of the Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our Warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and Board.

Provisions in our organizational documents and provisions of the DGCL may delay or prevent an acquisition by a third party that could otherwise be in the interests of stockholders.

Our organizational documents contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our Board. These provisions, which may delay, prevent or deter a merger, acquisition, tender offer, proxy contest, or other transaction that stockholders may consider favorable, include the following:

•	the division of our Board into three classes and the election of each class for three-year terms;

•	advance notice requirements for stockholder proposals and director nominations;

•	provisions limiting stockholders’ ability to call special meetings of stockholders and to take action by written consent;

•	restrictions on business combinations with interested stockholders;

•

in certain cases, the approval of holders representing at least two-thirds of the total voting power of the shares entitled to vote will be required for stockholders to adopt, amend or repeal certain provisions of the Bylaws, or amend or repeal certain provisions of the Certificate of Incorporation;

•	no cumulative voting; and

•

the ability of the Board to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used, among other things, to institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions by such acquirer.

These provisions of our organizational documents could discourage potential takeover attempts and reduce the price that investors might be willing to pay for the shares of our Common Stock in the future, which could reduce the market price of the common stock. For more information, see the section titled “Description of Securities”.

The provision of our Certificate of Incorporation requiring exclusive venue in the Court of Chancery in the State of Delaware and the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against directors and officers.

Our Certificate of Incorporation provides that, unless otherwise consented to by us in writing, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for the following types of actions or proceedings: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any of our current or former director, officer, stockholder, employee or agent to us or our stockholders; (iii) any action asserting a claim against us or any of our current or former director, officer, stockholder, employee or agent relating to any provision of the DGCL or the Certificate of Incorporation or the Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (iv) any action asserting a claim against us or any of our current or former director, officer, stockholder, employee or agent governed by the internal affairs doctrine of the State of Delaware, in each such case unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Our Certificate of Incorporation further provides that, unless otherwise consented to by us in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint against any person in connection with any offering of our securities, asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities will be deemed to have notice of and consented to this provision.

Although our Certificate of Incorporation contains the choice of forum provisions described above, it is possible that a court could rule that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and, therefore, the exclusive forum provisions described above do not apply to any actions brought under the Exchange Act.

Although we believe these provisions will benefit us by limiting costly and time-consuming litigation in multiple forums and by providing increased consistency in the application of applicable law, these exclusive forum provisions may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and other employees.

We have no current plans to pay cash dividends on our Common Stock. As a result, stockholders may not receive any return on investment unless they sell their Common Stock for a price greater than the purchase price.

We have no current plans to pay dividends on our Common Stock. Any future determination to pay dividends will be made at the discretion of our Board, subject to applicable laws. It will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual, legal, tax and regulatory restrictions, general business conditions, and other factors that our Board may deem relevant. In addition, the ability to pay cash dividends may be restricted by the terms of debt financing arrangements, as any future debt financing arrangement likely will contain terms restricting or limiting the amount of dividends that may be declared or paid on our Common Stock. As a result, stockholders may not receive any return on an investment in our Common Stock unless they sell their shares for a price greater than that which they paid for them.

USE OF PROCEEDS

All of the Common Stock and Private Placement Warrants offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective accounts. We will not receive any of the proceeds from these sales.

We could potentially receive up to an aggregate of approximately $186.5 million from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. We expect to use any net proceeds from the exercise of the Warrants for general corporate purposes. We will have broad discretion over the use of any proceeds from the exercise of the Warrants. There is no assurance that the holders of the Warrants will elect to exercise any or all of such Warrants. The exercise price of our Public Warrants and Private Placement Warrants is $11.50 per share. We believe the likelihood that warrant holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Common Stock, the last reported sales price for which was $5.50 per share on October 7, 2022. If the trading price for our Common Stock is less than $11.50 per share, we believe holders of our Public Warrants and Private Placement Warrants will be unlikely to exercise their Warrants.

DETERMINATION OF OFFERING PRICE

The offering price of the shares of Common Stock underlying the Public Warrants and Private Placement Warrants offered hereby is determined by reference to the exercise price of the Warrants of $11.50 per warrant. The Public Warrants are listed on The Nasdaq Capital Market under the symbol “ZFOXW.”

We cannot currently determine the price or prices at which shares of our Common Stock or the Private Placement Warrants may be sold by the Selling Securityholders under this prospectus.

MARKET INFORMATION FOR SECURITIES AND DIVIDEND POLICY

Market Information

Our Common Stock is listed on The Nasdaq Global Market and our Public Warrants are listed on The Nasdaq Capital Market under the symbols “ZFOX” and “ZFOXW,” respectively. Prior to the consummation of the Business Combination, L&F Class A Common Stock and L&F Public Warrants were listed on NYSE American under the symbols “LNFA” and “LNFA.WS,” respectively. As of October 7, 2022, there were 164 holders of record of our Common Stock, 1 holder of record of the Public Warrants and 2 holders of record of the Private Placement Warrants.

Dividend Policy

We have never declared or paid any dividends on shares of our Common Stock. We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the sole discretion of our Board and will depend on, among other things, restrictions under our outstanding debt, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board may deem relevant.

Equity Compensation Plan

In connection with the Business Combination, our stockholders approved the Incentive Equity Plan on August 2, 2022, which became effective immediately upon the Closing, and we assumed the Prior Equity Plans.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of Common Stock issuable under the Incentive Equity Plan and the assumed Prior Equity Plans. Any such Form S-8 registration statement will become effective automatically upon filing. Once these shares are registered, they can be sold in the public market upon issuance, subject to applicable restrictions, including the lock-up provisions of our Bylaws.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included in the Proxy Statement/Prospectus.

The following unaudited pro forma condensed combined financial statements are provided to aid you in your analysis of the financial aspects of the Business Combination involving L&F, ZeroFox, and IDX, the consummation of the Common Equity PIPE Financing and the Convertible Notes Financing, and adjustments for other material events (“Adjustments for Material Events”), which are collectively referred to as the “Transactions.” For purposes of these unaudited pro forma condensed combined financial statements, the entity surviving the Business Combination is referred to as “New ZeroFox.”

The unaudited pro forma condensed combined financial statements are based on L&F’s historical financial statements and ZeroFox’s and IDX’s historical consolidated financial statements, as adjusted to give effect to the Business Combination. The historical financial statements of L&F and IDX were prepared based on a December 31 fiscal year-end and the historical financial statements of ZeroFox were prepared based on a January 31 fiscal year-end. Following the consummation of the Business Combination, New ZeroFox will have a January 31 fiscal year-end.

The historical balance sheets presented in the unaudited pro forma condensed combined financial statements reflect balances as of July 31, 2022 for ZeroFox and June 30, 2022 for L&F and IDX. The unaudited pro forma condensed combined balance sheet gives pro forma effect to the Business Combination as if they had been consummated on July 31, 2022.

The historical statements of operations presented in the unaudited pro forma condensed combined financial statements reflect ZeroFox’s activity for the six months ended July 31, 2022 and the year ended January 31, 2022. The historical statements of operations presented in the unaudited pro forma condensed combined financial statements reflect L&F’s and IDX’s activity for the six months ended June 30, 2022 and the year ended December 31, 2021. The unaudited pro forma condensed combined statements of operations give pro forma effect to the Business Combination as if they had been consummated on February 1, 2021.

The unaudited pro forma condensed combined financial statements have been derived from the historical financial statements and should be read in conjunction with:

•	the historical unaudited condensed financial statements of L&F as of and for the three months ended June 30, 2022;

•	the historical audited financial statements of L&F as of and for the year ended December 31, 2021 and the related notes;

•	the historical unaudited condensed consolidated financial statements of ZeroFox as of and for the six months ended July 31, 2022 and the related notes;

•	the historical audited consolidated financial statements of ZeroFox as of and for the year ended January 31, 2022 and the related notes;

•	the historical unaudited condensed financial statements of IDX as of and for the three months ended June 30, 2022, and the related notes;

•	the historical audited consolidated financial statements of IDX as of and for the year ended December 31, 2021 and the related notes;

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•

the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of L&F,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ZeroFox,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of IDX.”

The Business Combination will be accounted for in accordance with the acquisition method of accounting under the provisions of ASC 805, Business Combinations, with L&F as the accounting acquirer and ZeroFox and IDX as the accounting acquirees.

Upon consummation of the Business Combination, ZeroFox is considered a variable interest entity as the equity at risk for ZeroFox is not sufficient to fund expected future cash flow needs, including funding future projected losses, and servicing existing debt obligations. L&F will hold a variable interest in ZeroFox as it will own 100% of ZeroFox’s equity. L&F will be considered the primary beneficiary as its ownership will provide the power to direct the activities that most significantly impact ZeroFox’s performance and the obligation to absorb the losses and/or receive the benefits of ZeroFox that could potentially be significant to ZeroFox. L&F will be treated as the accounting acquirer.

IDX is considered a business under ASC 805, Business Combinations. IDX is not considered the accounting acquirer in the Business Combination based on evaluation of the following factors:

•	IDX shareholders will not have the largest voting interest in New ZeroFox;

•	IDX will not comprise all of the ongoing operations of New ZeroFox;

•	IDX will not designate a majority of the governing body of New ZeroFox;

•	IDX senior management will not have a substantive role in the senior management of New ZeroFox; and

•	the largest single owner of the combined company will not be a legacy owner of IDX;

L&F is determined to be the accounting acquirer as it will be ZeroFox’s primary beneficiary and it will own 100% of IDX’s equity. L&F’s acquisitions of ZeroFox and IDX will be considered business combinations under ASC 805, Business Combinations, and will be accounted for using the acquisition method of accounting. The consideration transferred will be allocated to the assets acquired and liabilities assumed based on their estimated acquisition-date fair values. The excess of consideration transferred to effect the acquisitions over the fair values of assets acquired and liabilities assumed will be recorded as goodwill. Transaction costs will be expensed as if the Business Combination had occurred on February 1, 2021.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the combined company.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JULY 31, 2022

(in thousands, except share amounts)

	Historical June 30, 2022	Historical July 31, 2022	Historical June 30, 2022	Transaction Accounting Adjustments
	L&F	ZF	IDX	Adjustments Related to ZF			Adjustments Related to IDX			Additional Pro Forma Adjustments			Pro Forma Balance Sheet
ASSETS
Current assets:
Cash and cash equivalents	$157	$2,803	$17,012	(11,731)	5	(cc)	$(64,112)	5	(A)	34,865	5	(AA)	$62,086
				(39,037)	5	(ff)	(2,623)	5	(B)	(10,248)	5	(BB)
										149,806	5	(CC)
										15,000	5	(DD)
										(5,022)	5	(EE)
										(24,626)	5	(FF)
										(158)	5	(GG)
Accounts receivable, net of allowance for doubtful accounts	—	14,210	12,037	—			—			—			26,247
Deferred contract acquisitions costs, current	—	4,918	1,065	—			—			—			5,983
Prepaid expenses and other assets	39	2,859	1,071	—			—			(39)	5	(BB)	3,930

Total current assets	196	24,790	31,185	(50,768)			(66,735)			159,578			98,246
Marketable investments held in Trust Account	34,832	—	—							(34,832)	5	(AA)	—
Property and equipment, net of accumulated depreciation	—	609	128	—			—			—			737
Capitalized software, net of accumulated amortization	—	1,082	—	—			—			—			1,082
Deferred contract acquisition costs, net of current portion	—	6,854	188	—			—			—			7,042
Acquired intangible assets, net of accumulated amortization	—	12,631	—	172,000	5	(aa)	94,900	5	(A)	—			279,531
Goodwill	—	35,002	—	754,083	5	(aa)	245,843	5	(A)	—			1,034,928
Deferred tax asset	—	—	1,227	37,993	5	(aa)	(1,227)	5	(A)	—			—
				(37,993)	5	(ee)
Other assets	—	341	—	—			—			—			341

Total assets	$35,028	$81,309	$32,728	$875,315			$272,781			$124,746			$1,421,907

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$—	$4,333	$7,950	$—			$—			$—			$12,283
Accrued liabilities	6,253	4,302	5,680	12,777	5	(aa)	2,118	5	(A)	(6,253)	5	(BB)	10,152
				(11,731)	5	(cc)	(2,623)	5	(B)
				(371)	5	(ff)
Accrued offering costs	350	—	—	—			—			(350)	5	(BB)	—
Deferred revenue, current	—	36,019	8,870	—			—			—			44,889
Related party convertible debt, carried at fair value	—	—	2,924	—			(2,924)	5	(A)	—			—
Current portion of long-term debt	—	6,094	3,333	—			(3,333)	5	(A)	(5,158)	5	(GG)	936

Total current liabilities	6,603	50,748	28,757	675			(6,762)			(11,761)			68,260
Deferred underwriting fee payable	6,038	—	—							(6,038)	5	(EE)	—
Deferred revenue—net of current portion	—	6,326	1,610	—			—			—			7,936
Accrued liabilities, long-term	—	—	779	—			—			—			779
Deferred tax liability	—	—	—	56,430	5	(aa)	—			—			18,437
				(37,993)	5	(ee)
Long term debt—net of current portion	—	52,327	6,655	(36,131)	5	(ff)	(6,655)	5	(A)				16,196
Convertible debt	—	—	—	—			—			149,806	5	(CC)	149,806
Warrants	4,198	7,387	—	(7,387)	5	(bb)	—			—			4,198

Total liabilities	16,839	116,788	37,801	(24,406)			(13,417)			132,007			265,612

See accompanying notes to the unaudited pro forma condensed combined financial statements.

	Historical June 30, 2022	Historical July 31, 2022	Historical June 30, 2022
	L&F	ZF	IDX	Adjustments Related to ZF and Acquisition of ZF			Adjustments Related to IDX and Acquisition of IDX			Additional Pro Forma Adjustments			Pro Forma Balance Sheet
ZeroFox redeemable convertible preferred stock	—	138,129	—	1,914	5	(bb)	—			—			—
				(140,043)	5	(dd)
IDX redeemable convertible preferred stock	—	—	65,166	—			(65,166)	5	(C)	—			—

Total redeemable convertible preferred stock	—	138,129	65,166	(138,129)			(65,166)			—			—
L&F Class A ordinary shares subject to possible redemption	34,832	—	—	—			—			(24,626)	5	(FF)	—
										(10,206)	5	(HH)
Stockholders’ equity (deficit):
L&F Class A ordinary shares	—	—	—	8	5	(aa)	3	5	(A)	1	5	(HH)	12
L&F Class B ordinary shares	—	—	—	—			—			—			—

ZeroFox common stock	—	—	—	—			—			—			—

IDX common stock	—	—	1	—			(8)	5	(A)	—			—
							7	5	(C)
Additional paid-in capital	—	4,829	24	716,424	5	(aa)	215,939	5	(A)	(3,684)	5	(BB)	1,174,412
				5,473	5	(bb)	—			15,000	5	(DD)
				140,043	5	(dd)	65,159	5	(C)	5,000	5	(GG)
										10,205	5	(HH)
Accumulated deficit	(16,643)	(178,278)	(70,264)	178,278	5	(aa)	70,264	5	(A)	33	5	(AA)	(18,129)
				(2,535)	5	(ff)				1,016	5	(EE)
Accumulated other comprehensive loss	—	(159)	—	159	5	(aa)	—			—			—

Total stockholders’ equity (deficit)	(16,643)	(173,608)	(70,239)	1,037,850			351,364			27,571			1,156,295

Total liabilities, redeemable convertible preferred stock, L&F Class A ordinary shares, and stockholders’ equity (deficit)	$35,028	$81,309	$32,728	$875,315			$272,781			$124,746			$1,421,907

See accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED JULY 31, 2022

(in thousands, except share and per share amounts)

	Historical Six Months Ended June 30, 2022	Historical Six Months Ended July 31, 2022	Historical Six Months Ended June 30, 2022	Transaction Accounting Adjustments
	L&F	ZF	IDX	Adjustments Related to ZF			Adjustments Related to IDX			Additional Pro Forma Adjustments			Pro Forma Statement of Operations
Revenue	$—	$28,743	$56,706	$—			$—			$—			$85,449
Cost of revenue	—	8,729	44,207	9,900	6	(aa)	1,400	6	(A)	—			64,236

Gross profit	—	20,014	12,499	(9,900)			(1,400)			—			21,213
Operating expenses:
Research and development	—	8,023	2,838	—			—			—			10,861
Sales and marketing	—	18,363	4,828	4,500	6	(aa)	3,633	6	(A)	—			31,324
General and administrative	3,856	9,985	3,977	1,900	6	(aa)	3,090	6	(A)	—			16,075
				(3,790)	6	(ee)	(2,943)	6	(F)

Total operating expenses	3,856	36,371	11,643	2,610			3,780			—			58,260

(Loss) / income from operations	(3,856)	(16,357)	856	(12,510)			(5,180)			—			(37,047)

Other income (expense):
Interest expense, net	—	(2,931)	(257)	2,275	6	(bb)	257	6	(B)	(5,283)	6	(AA)	(6,771)
				(607)	6	(cc)
				(225)	6	(ff)
Fair value adjustments	14,439	(2,059)	(133)	2,059	6	(dd)	133	6	(E)	—			14,439
Other expense	—	—	(473)	—			85	6	(C)				(25)
							363	6	(D)
Interest earned on marketable securities held in Trust Account	100	—	—	—			—			(100)	6	(BB)	—

Total other income (expense)	14,539	(4,990)	(863)	3,502			838			(5,383)			7,643

Income / (loss) before taxes	10,683	(21,347)	(7)	(9,008)			(4,342)			(5,383)			(29,404)

Income tax expense (benefit)	—	111	22	(6,877)	7	(b)	(1,940)	7	(c)	(910)	7	(d)	(9,594)	7	(a)

Net income / (loss) after taxes	$10,683	$(21,458)	$(29)	$(2,131)			$(2,402)			$(4,473)			$(19,810)

Net income attributable to Class A redeemable ordinary shares (basic and diluted)	$7,990

Net income attributable to Class B non-redeemable ordinary shares (basic and diluted)	$2,693

Net income attributable to IDX redeemable convertible preferred stock (basic and diluted)		$(21,458)	$(8)

Net (loss) / income attributable to common stockholders (basic and diluted)		$(21,458)	$(8)

Net loss attributable to Class A non-redeemable ordinary shares (basic and diluted)													$(19,810)

Net income per share attributable to Class A redeemable ordinary shares (basic and diluted)	$0.62

See accompanying notes to the unaudited pro forma condensed combined financial statements.

	Historical Six Months Ended June 30, 2022	Historical Six Months Ended July 31, 2022	Historical Six Months Ended June 30, 2022	Transaction Accounting Adjustments
	L&F	ZF	IDX	Adjustments Related to ZF	Adjustments Related to IDX	Additional Pro Forma Adjustments	Pro Forma Statement of Operations
Net income per share attributable to Class B non-redeemable ordinary shares (basic and diluted)	$0.62

Net (loss) / income per share attributable to IDX redeemable convertible preferred stock (basic and diluted)			$—

Net (loss) / income per share attributable to common stockholders (basic and diluted)		$(0.50)	$—

Net loss per share attributable to Class A non-redeemable ordinary shares (basic and diluted)							$(0.17)

Weighted-average shares outstanding of Class A redeemable ordinary shares used in computing net income per share attributable to stockholders of Class A redeemable ordinary shares (basic and diluted)	12,795,500

Weighted-average shares outstanding of Class B non-redeemable ordinary shares used in computing net income per share attributable to stockholders of Class B non-redeemable ordinary shares (basic and diluted)	4,312,500

Weighted-average average shares used in computing net (loss) / income per share attributable to IDX redeemable convertible preferred stockholders (basic and diluted)			12,706,627

Weighted-average average shares used in computing net (loss) / income per share attributable to common stockholders (basic and diluted)		43,038,331	12,706,627

Weighted-average shares outstanding of Class A non-redeemable ordinary shares used in computing net loss per share attributable to stockholders of Class A non-redeemable ordinary shares (basic and diluted)							117,983,659	6	(CC)

See accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF

OPERATIONS FOR THE YEAR ENDED JANUARY 31, 2022

(in thousands, except share and per share amounts)

	Historical Year Ended December 31, 2021	Historical Year Ended January 31, 2022	Historical Year Ended December 31, 2021	Transaction Accounting Adjustments
	L&F	ZF	IDX	Adjustments Related to ZF			Adjustments Related to IDX			Additional Pro Forma Adjustments			Pro Forma Statement of Operations
Revenue	$—	$47,433	$106,072	$—			$—			$—			$153,505
Cost of revenue	—	16,357	82,745	19,800	6	(aa)	2,800	6	(A)	—			121,702

Gross profit	—	31,076	23,327	(19,800)			(2,800)			—			31,803
Operating expenses:
Research and development	—	12,810	4,941	—			—			—			17,751
Sales and marketing	—	29,873	7,182	9,000	6	(aa)	13,667	6	(A)	—			59,722
General and administrative	3,848	16,408	6,872	3,800	6	(aa)	6,180	6	(A)	—			54,766
				12,290	6	(ee)	5,368	6	(F)

Total operating expenses	3,848	59,091	18,995	25,090			25,215			—			132,239

(Loss) / income from operations	(3,848)	(28,015)	4,332	(44,890)			(28,015)			—			(100,436)

Other income (expense):
Interest expense, net	—	(3,585)	(483)	2,849	6	(bb)	483	6	(B)	(10,565)	6	(AA)	(13,158)
				(957)	6	(cc)
				(900)	6	(ff)
Fair value adjustments	9,426	(7,375)	(1,944)	7,375	6	(dd)	1,944	6	(E)	—			9,426
Other expense	—	—	(716)	—			25	6	(D)	—			—
							169	6	(C)
							522	6	(D)
Interest earned on marketable securities held in Trust Account	20	—	—	—			—			(20)	6	(BB)	—

Total other income (expense)	9,446	(10,960)	(3,143)	8,367			3,143			(10,585)			(3,732)

Income / (loss) before taxes	5,598	(38,975)	1,189	(36,523)			(24,872)			(10,585)			(104,168)

Income tax expense (benefit)	—	(536)	1,716	(11,658)	7	(b)	(5,919)	7	(c)	(2,380)	7	(d)	(18,777)	7	(a)

Net income / (loss) after taxes	$5,598	$(38,439)	$(527)	$(24,865)			$(18,953)			$(8,205)			$(85,391)

Net income attributable to Class A redeemable ordinary shares (basic and diluted)	$4,478

Net income attributable to Class B non-redeemable ordinary shares (basic and diluted)	$1,120

Net loss attributable to common stockholders (basic)		$(38,439)	$(32,978)

Net loss attributable to common stockholders (diluted)		$(38,439)	$(32,978)

Net loss attributable to Class A non-redeemable ordinary shares (basic and diluted)													$(85,391)

See accompanying notes to the unaudited pro forma condensed combined financial statements.

	Historical Year Ended December 31, 2021	Historical Year Ended January 31, 2022	Historical Year Ended December 31, 2021	Transaction Accounting Adjustments
	L&F	ZF	IDX	Adjustments Related to ZF	Adjustments Related to IDX	Additional Pro Forma Adjustments	Pro Forma Statement of Operations
Net income per share attributable to Class A redeemable ordinary shares (basic and diluted)	$0.26

Net income per share attributable to Class B non-redeemable ordinary shares (basic and diluted)	$0.26

Net loss per share attributable to common stockholders (basic)		$(0.91)	$(2.80)

Net loss per share attributable to common stockholders (diluted)		$(0.91)	$(2.80)

Net loss per share attributable to Class A non-redeemable ordinary shares (basic and diluted)							$(0.72)

Weighted-average shares outstanding of Class A redeemable ordinary shares used in computing net income per share attributable to stockholders of Class A redeemable ordinary shares (basic and diluted)	17,250,000

Weighted-average shares outstanding of Class B non-redeemable ordinary shares used in computing net income per share attributable to stockholders of Class B non-redeemable ordinary shares (basic and diluted)	4,312,500

Weighted-average average shares used in computing net loss per share attributable to common stockholders (basic)		42,073,351	11,777,989

Weighted-average shares used in computing net loss per share attributable to common stockholders (diluted)		42,073,351	11,777,989

Weighted-average shares outstanding of Class A non-redeemable ordinary shares used in computing net loss per share attributable to stockholders of Class A non-redeemable ordinary shares (basic and diluted)							117,983,659	6	(CC)

See accompanying notes to the unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Description of the Transactions

Business Combination, Common Equity PIPE Financing, and Notes

On December 17, 2021, L&F, ZeroFox and IDX entered into a definitive business combination agreement (the “Business Combination Agreement”). Under the terms of the Business Combination Agreement, following the domestication of L&F as a Delaware corporation that occurred on August 3, 2022, (i) ZF Merger Sub, Inc., an indirect wholly-owned subsidiary of L&F, merged with and into ZeroFox (the “ZF Merger”) on August 3, 2022, with ZeroFox as the surviving company in the ZF Merger and continuing (immediately following the ZF Merger) as an indirect, wholly-owned subsidiary of L&F, (ii) immediately following the ZF Merger, IDX Merger Sub, Inc., an indirect wholly-owned subsidiary of L&F, merged with and into IDX (the “IDX Merger”), with IDX as the surviving company in the IDX Merger (referred to herein as “Transitional IDX Entity”) and continuing (immediately following the IDX Merger) as an indirect, wholly-owned subsidiary of L&F, and (iii) immediately following the IDX Merger, Transitional IDX Entity merged with and into IDX Forward Merger Sub, LLC, an indirect wholly-owned subsidiary of L&F (the “IDX Forward Merger,” and together with the ZF Merger and IDX Merger, the “Mergers”), with IDX Forward Merger Sub, LLC as the surviving company in the IDX Forward Merger and continuing (immediately following the IDX Forward Merger) as an indirect, wholly-owned subsidiary of L&F (the mergers together with the domestication of L&F, the “Business Combination”). The cash components of the transaction were funded by the $20.0 million Common Equity PIPE Financing, and $150.0 million Convertible Notes Financing. The Notes will mature three years from issuance and accrue cash interest at 7.00% per annum payable quarterly with an option for the issuer to accrue paid-in-kind interest at an annual rate of 8.75%.

2.	Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of SEC Regulation S-X, as amended by the final rule, Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses. Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the Business Combination (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Management has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The adjustments presented in the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the combined company reflecting the Business Combination.

The unaudited pro forma condensed combined financial statements are based on L&F’s historical financial statements and ZeroFox’s and IDX’s historical consolidated financial statements, as adjusted to give effect to the Business Combination. The historical financial statements of L&F and IDX were prepared based on a December 31 fiscal year-end and the historical financial statements of ZeroFox were prepared based on a January 31 fiscal year-end. Following the consummation of the Business Combination, New ZeroFox will have a January 31 fiscal year-end.

The unaudited pro forma condensed combined balance sheet gives pro forma effect to the Business Combination as if the Business Combination had been consummated on July 31, 2022. The unaudited pro forma condensed combined statements of operations for the six months ended July 31, 2022 and the year ended January 31, 2022 give effect to the Business Combination as if the Business Combination had occurred on February 1, 2021.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. The pro forma adjustments reflecting the Business Combination are based on certain currently available information and certain assumptions and methodologies that management believes are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial statements.

On May 3, 2022, L&F held an extraordinary general meeting of shareholders and voted to approve the Extension Articles Amendment, extending the date by which L&F must complete its initial business combination from May 23, 2022 to August 24, 2022. The L&F shareholders approved the Extension Amendment Proposal at the Extension Meeting and on May 3, 2022, L&F filed the Extension Articles Amendment with the Register of Companies of the Cayman Islands. In connection with the vote to approve the Extension Amendment Proposal, the holders of 13,824,311 Class A Ordinary Shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.15 per share, for an aggregate redemption amount of approximately $140,378,518.

Prior to completion of the Business Combination, the holders of 2,419,687 Class A ordinary shares exercised their right to redeem their shares for cash at a redemption price of approximately $10.18 per share, for an aggregate redemption amount of $24,626,039.

After giving effect to the Extension Amendment Redemptions and the additional redemptions prior to the completion of the Business Combination, there were 1,006,002 Class A Ordinary Shares and 4,312,500 Class B Ordinary Shares issued and outstanding and approximately $10,238,000 remaining in the Trust Account.

The unaudited pro forma condensed combined financial statements do not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. L&F and ZeroFox have not had any historical relationship prior to the Business Combination. L&F and IDX have not had any historical relationship prior to the Business Combination. Prior to the Business Combination, IDX was a customer of ZeroFox.

Shares outstanding as presented in the unaudited pro forma condensed combined financial statements include 82,815,215 shares of Common Stock to be issued to ZeroFox’s shareholders, 27,849,942 shares of Common Stock to be issued to IDX’s shareholders, 5,318,502 shares of Common Stock issued to L&F shareholders (including the 1,293,750 shares of Common Stock to be issued to the Sponsor Holders that are subject to forfeiture if certain earnout conditions are not satisfied (the “Sponsor Holders Earnout Shares”)), and 2,000,000 shares of Common Stock to be issued in connection with the Common Equity PIPE Financing.

As a result of the Business Combination ZeroFox’s shareholders will own approximately 70% of the shares of Common Stock, IDX’s shareholders will own approximately 23% of the shares of Common Stock, the Common Equity PIPE Investors will own 2% of the shares of Common Stock, and the L&F Initial Shareholders will own approximately 5% of the shares of Common Stock, based on the number of Class A Ordinary Shares outstanding as of August 3, 2022 immediately preceding the completion of the Business Combination (in each case, not giving effect to any shares issuable upon exercise of any L&F warrants, L&F options, or conversion of the Notes).

	Shares from Transaction (after Redemptions)	Shares from PIPE Investment	Total Shares	%
ZeroFox Shareholders	82,815,215	—	82,815,215	70%
IDX Shareholders	27,849,942	—	27,849,942	23%
Common Equity PIPE Investors	—	2,000,000	2,000,000	2%
L&F Initial Shareholders	5,318,502	—	5,318,502	5%

Total	115,983,659	2,000,000	117,983,659	100%

The L&F Public Warrants and the L&F Private Placement Warrants have been reported as liability-classified instruments that will be subsequently remeasured at fair value in future reporting periods, with changes in fair value recognized in earnings. The 1,293,750 Sponsor Holders Earnout Shares that are subject to an earnout pursuant to the Sponsor Support Letter Agreement have been reported as equity-classified as they are indexed to the entity’s own stock and meet the additional criteria for equity classification. The L&F Public Warrants and the L&F Private Placement Warrants will continue to be reported as liability-classified and the Sponsor Holders Earnout Shares will continue to be reported as equity-classified by New ZeroFox.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of New ZeroFox.

3.	Accounting Treatment for the Business Combination

Upon consummation of the Business Combination, ZeroFox is considered a variable interest entity as the equity at risk for ZeroFox is not sufficient to fund expected future cash flow needs, including funding future projected losses, and servicing existing debt obligations. L&F will hold a variable interest in ZeroFox as it will own 100% of ZeroFox’s equity. L&F is considered the primary beneficiary as its ownership will provide the power to direct the activities that most significantly impact ZeroFox’s performance and the obligation to absorb the losses and/or receive the benefits of ZeroFox that could potentially be significant to ZeroFox. L&F is treated as the accounting acquirer.

L&F’s acquisitions of ZeroFox and IDX are considered business combinations under ASC 805, Business Combinations, and will be accounted for using the acquisition method of accounting. The consideration transferred to effect the acquisitions will be allocated to the assets acquired and liabilities assumed based on their estimated acquisition-date fair values. The excess of consideration transferred over the fair values of assets acquired and liabilities assumed will be recorded as goodwill. Transaction costs related to the acquisitions of ZeroFox and IDX are expensed.

4.	Exchange of Shares for Common Stock

Exchange of ZeroFox Shares for Common Stock

Based on 289,284,084 shares of ZeroFox common stock outstanding as of August 3, 2022 after the net exercise of certain warrants that occurred within a short period of time following completion of the Business Combination, and the ZF Mandatory Conversion (as such term is defined in the Business Combination Agreement) immediately prior to the Closing, and the ZF Closing Stock per Share Consideration (as such term is defined in the Business Combination Agreement), determined in accordance with the terms of the Business Combination Agreement, of approximately 0.2863 of a share of ZeroFox common stock, holders of ZeroFox common stock (excluding holders of certain ZeroFox warrants and ZeroFox options) are expected to receive 82,815,215 shares of Common Stock in the Business Combination, determined as follows:

	ZeroFox Shares Outstanding as of August 3, 2022	Net Exercise of Stock Warrants	Conversion of ZeroFox Redeemable Convertible Preferred Stock into ZeroFox Common Stock	ZeroFox common stock assumed outstanding prior to Closing
Series Seed, par value $0.00001 per share	9,198,372	—	(9,198,372)	—
Series A, par value $0.00001 per share	15,997,285	115,393	(16,112,678)	—
Series B, par value $0.00001 per share	26,914,949	132,014	(27,046,963)	—
Series C, par value $0.00001 per share	21,124,699	—	(21,124,699)	—
Series C-1, par value $0.00001 per share	11,882,605	—	(11,882,605)	—
Series D, par value $0.00001 per share	13,871,547	—	(13,871,547)	—
Series D-1, par value $0.00001 per share	5,878,303	—	(5,878,303)	—
Series D-2, par value $0.00001 per share	993,868	—	(993,868)	—
Series E, par value $0.00001 per share	15,767,013	207,875	(15,974,888)	—
Common stock, par value $0.00001 per share	43,285,001	1,831,237	244,167,846	289,284,084

Total	164,913,642	2,286,519	122,083,923	289,284,084

ZeroFox common stock assumed outstanding prior to Closing				289,284,084
ZF Closing Stock Per Share Consideration				0.2863

				82,814,578
Adjustment for fractional shares				637

Estimated shares of Common Stock issued to ZeroFox stockholders upon Closing				82,815,215

Exchange of Shares of IDX Capital Stock for Shares of Common Stock

Based on 45,301,745 shares of IDX capital stock outstanding as of August 3, 2022 and the IDX Closing Stock Per Share Consideration (as such term is defined in the Business Combination Agreement), determined in accordance with the terms of the Business Combination Agreement, of approximately 0.6148 of a share of

IDX capital stock, holders of IDX capital stock are expected to receive 27,849,942 shares of Common Stock in the Business Combination, determined as follows:

	IDX Capital Stock outstanding as of August 3, 2022	Net Exercise of IDX Common Stock Warrants	IDX Capital Stock assumed outstanding prior to Closing
Series A-1, par value $0.0001 per share	5,882,350	—	5,882,350
Series A-2, par value $0.0001 per share	26,194,324	—	26,194,324
Common stock, par value $0.0001 per share	13,225,071	—	13,225,071

	45,301,745	—	45,301,745

IDX Common Stock assumed outstanding prior to closing			45,301,745
IDX Closing Stock Per Share Consideration			0.6148

			27,849,966
Adjustment for fractional shares			(24)

Estimated shares of Common Stock issued to IDX stockholders upon Closing			27,849,942

5.	Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

The pro forma adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro Forma Adjustments Related to ZeroFox:

The adjustments below relate to ZeroFox and include adjustments to record the allocation of the purchase price for the acquisition of ZeroFox and additional adjustments related to the Business Combination.

(aa)

All of the outstanding shares of ZeroFox were exchanged for shares of Common Stock. ZeroFox provides digital risk protection services and safeguards modern organizations from dynamic security risks across social, mobile, surface, deep and dark web, email and collaboration platforms. The ZeroFox acquisition will allow New ZeroFox to further scale its digital risk protection services and expand its customer base. The acquisition will be accounted for as a business combination in accordance with ASC 805, Business Combinations.

The following table summarizes the estimate of the consideration transferred to effect the ZeroFox acquisition (in thousands, except share and share price amounts):

Repayment of ZeroFox’s debt (1)	$38,625
Shares of Common Stock transferred	82,815,215
Common Stock share price	$10.00

Common Stock consideration transferred	$828,152

Total consideration transferred	$866,777

(1)	Total consideration transferred will include payment ZeroFox’s debt with Orix and related prepayment penalty by New ZeroFox.

Adjustment 5(aa) reflects the following:

•	The adjustment reflects consideration transferred in the adjustments to L&F Class A ordinary shares (Domesticated) of $8,000 and additional paid-in capital of $866.8 million.

•	The adjustment reflects the elimination of ZeroFox’s historical equity as well as its equity arising from the other Adjustments Related to ZeroFox. These eliminations include:

•	the elimination of $4.8 million of historical additional paid-in capital;

•	the elimination of $(145.5) million of additional paid-in capital arising from the other Adjustments Related to ZeroFox;

•	the elimination of $(178.3) million of historical accumulated deficit;

•	the elimination of $(12.8) million of accumulated deficit arising from the Adjustments Related to ZeroFox; and

•	the elimination of $0.2 million of historical accumulated other comprehensive income.

•	The adjustment reflects fair value adjustments to record ZeroFox’s identifiable intangible assets and goodwill of $172.0 million and $746.4 million, respectively.

•	The adjustment reflects the acquisition of a deferred tax asset of $32.9 million and a deferred tax liability of $43.7 million.

The following table summarizes the allocation of the preliminary estimate of the purchase price to the assets acquired and liabilities assumed (in thousands):

Cash and cash equivalents (1)	$(8,928)
Accounts receivable, net of allowance for doubtful accounts	14,210
Deferred contract acquisitions costs, current	4,918
Prepaid expenses and other assets	2,859
Property and equipment, net of accumulated depreciation	609
Capitalized software, net of accumulated amortization	1,082
Deferred contract acquisition costs, net of current portion	6,854
Acquired intangible assets, net of accumulated amortization	184,631
Goodwill	789,085
Deferred tax asset	37,993
Other assets	341

Total assets acquired	1,033,654

Accounts payable	4,333
Accrued liabilities	5,348
Deferred revenue, current	36,019
Current portion of long-term debt	6,094
Deferred revenue, net of current portion	6,326
Long-term debt, net of current portion	52,327
Deferred tax liability	56,430

Total liabilities assumed	166,877

Total consideration transferred	$866,777

(1)	Cash is presented net of payment of $11.7 million of ZeroFox’s transaction costs which are offset against accrued liabilities in the preliminary purchase price allocation above.

The excess of the purchase price over the fair values of the net identifiable tangible and intangible assets acquired will be assigned to goodwill. Goodwill represents the future benefits as a result of the acquisition that will enhance the services available to both new and existing customers and increase the New ZeroFox’s competitive position. Goodwill will not be amortized, but instead will be tested for impairment at least annually or more frequently if certain indicators are present. In the event that management determines that the value of goodwill has been impaired, an accounting charge for the amount of impairment during the quarter in which the determination is made may be recognized. Goodwill attributable to the ZeroFox acquisition is not expected to be deductible for tax purposes.

With respect to the adoption of ASU No. 2021-08, notwithstanding the fact that the Business Combination is assumed to have occurred as of February 1, 2021, based on Article 11 guidance for the pro forma condensed statement of comprehensive income, ZeroFox used February 1, 2022 as the adoption date for purposes of the pro forma condensed statement of comprehensive income as that is the adoption date reflected in the historical financial statements for the three months ended April 30, 2022.

The following table sets forth the amounts allocated to the intangible assets identified, the estimated useful lives of those intangible assets, and the methodologies used to determine the fair values of those intangible assets (dollars in thousands):

	Fair Value	Useful Life (in years)	Fair Value Methodology
Trade names and trademarks	$19,000	5	Relief from Royalty method Developed technology
Developed technology	99,000	5	Replacement Cost method Customer relationships
Customer relationships	54,000	6	Multi-period Excess Earnings method of the Income Approach

	$172,000

(bb)

To reflect the net exercise of warrants to purchase ZeroFox Series A, B, and E redeemable convertible preferred stock and ZeroFox common stock that were outstanding and unexercised as of July 31, 2022. Upon the Business Combination, these warrants were exchanged for warrants to purchase Common Stock. Within a short period time following the completion of the Business Combination, the warrants to purchase Common Stock were exercised. This adjustment reduces the warrant liability by $7.4 million and increases redeemable convertible preferred stock and additional paid-in capital by $1.9 million and $5.5 million, respectively.

(cc)

To reflect the payment of ZeroFox’s total estimated advisory, legal, accounting, auditing, and other professional fees of $17.7 million that are deemed to be direct and incremental costs of the Business Combination. Approximately $8.5 million of these costs have been expensed in the historical financial statements and of that amount, approximately $5.9 million was paid as of July 31, 2022. This adjustment reduces cash and accrued liabilities by $11.7 million to reflect the payment of the unpaid costs of the Business Combination.

(dd)

To reflect the conversion of all of ZeroFox’s redeemable convertible preferred stock into ZeroFox common stock in connection with the Business Combination. Each share of all series of ZeroFox redeemable convertible preferred stock converts into two shares of ZeroFox common stock.

(ee)

To reflect an adjustment to present deferred taxes as a net deferred tax liability. The pro forma tax adjustments are based on the assumption that the acquired deferred tax liabilities will be a source of income for our net operating losses. The Company will complete its analysis relating to the availability of the deferred tax liabilities as a source of income and evaluate any limitations on the use of its net operating losses when the Business Combination is complete.

(ff)

To reflect the repayment of notes due to Orix Growth Capital, LLC of $37.5 million and accrued interest of $0.3 million. The repayment of the note due to Orix Growth Capital, LLC includes a 3% pre-payment penalty of $1.1 million. The net book value of the notes includes unamortized debt issuance costs and unamortized debt discounts of $1.5 million.

Pro Forma Adjustments Related to IDX:

The adjustments below relate to IDX and include an adjustment to record the allocation of the purchase price for the acquisition of IDX and additional adjustments related to the Business Combination.

(A)

All of the outstanding shares of IDX capital stock were exchanged for shares of Common Stock. IDX provides privacy, identity protection, and data breach response services to its government and commercial customers. The IDX acquisition will allow New ZeroFox to further scale its digital risk protection services and expand its customer base. The acquisition will be accounted for as a business combination in accordance with ASC 805, Business Combinations.

The following table summarizes the preliminary estimate of the consideration transferred to effect the IDX acquisition (in thousands, except share and share price amounts):

Cash consideration (1)	$30,088
Repayment of IDX’s estimated transaction costs (2)	6,726
Repayment of IDX’s debt (3)	12,912

Total cash consideration and repayment of IDX’s debt and estimated transaction costs	$49,726

Shares of Common Stock transferred	27,849,966
Common Stock share price	$10.00

Common Stock consideration transferred	$278,499

Total consideration transferred	$328,225

(1)

Total consideration transferred will include cash consideration of $47.1 million, adjusted for IDX’s closing working capital, debt, and cash. As a condition to the Business Combination, IDX retains their pre-closing cash balance. As such, the pro forma adjustment to cash includes a reduction of $17.0 million.

(2)

Total consideration transferred will include transaction costs incurred by IDX that are not deemed to be direct and incremental costs of the Business Combination that will be reimbursed by New ZeroFox.

(3)	Total consideration transferred will include payment of IDX’s debt by New ZeroFox.

Adjustment 5(A) reflects the following:

•

The adjustment reflects consideration transferred in the adjustments to cash and cash equivalents of $47.1 million, L&F Class A ordinary shares (Domesticated) of $3,000, and additional paid-in capital of $281.1 million.

•

The adjustment reflects the elimination of IDX’s historical equity as well as its equity arising from the other Adjustments Related to Acquisition of IDX (see Notes 5(B) through 5(C)). These eliminations of IDX’s equity include the elimination of IDX’s historical additional paid-in capital of $24,000 as well as the elimination of its additional paid-in capital arising from the other Adjustments Related to Acquisition of IDX of $65.2 million. The eliminations of IDX’s equity also include the elimination of historical common stock of $1,000 and the elimination of $3,000 of common stock arising from the other Adjustments Related to Acquisition of IDX. These eliminations also include the elimination of IDX’s historical accumulated deficit of $70.3.

•	The adjustment reflects fair value adjustments to record IDX’s identifiable intangible assets and goodwill of $94.9 million and $245.8 million, respectively.

•

The adjustment reflects the payment of IDX’s current portion of long-term debt, long-term debt—net of current portion, and related party convertible debt of $3.3 million, $6.7 million, and $2.9 million, respectively.

The following table summarizes the allocation of the preliminary estimate of the purchase price to the assets acquired and liabilities assumed (in thousands):

Cash and cash equivalents (1)	$—
Accounts receivable	12,037
Deferred contract acquisitions costs, current	1,065
Prepaid expenses and other assets	1,071
Property and equipment	128
Deferred contract acquisition costs, net of current portion	188
Goodwill	245,843
Intangible assets	94,900

Total assets acquired	355,232

Accounts payable	7,950
Accrued liabilities	7,798
Deferred revenue, current	8,870
Deferred revenue, net of current portion	1,610
Accrued liabilities, long-term	779

Total liabilities assumed	27,007

Total consideration transferred	$328,225

(1)

No cash was acquired as part of the Business Combination. The pro forma adjustment to cash reflects the retention of pre-acquisition cash by the IDX shareholders of $(17.0) million and the payment of cash consideration to the IDX shareholders of $(47.1) million, a total adjustment of $(64.1) million.

The excess of the purchase price over the fair values of the net identifiable tangible and intangible assets acquired will be assigned to goodwill. Goodwill represents the future benefits as a result of the acquisition that will enhance the services available to both new and existing customers and increase the New ZeroFox’s competitive position. Goodwill will not be amortized, but instead will be tested for impairment at least annually or more frequently if certain indicators are present. In the event that management determines that the value of goodwill has been impaired, an accounting charge for the amount of impairment during the quarter in which the determination is made may be recognized. Goodwill attributable to the IDX acquisition is not expected to be deductible for tax purposes.

With respect to the adoption of ASU No. 2021-08, notwithstanding the fact that the Business Combination is assumed to have occurred as of February 1, 2021, based on Article 11 guidance for the pro forma condensed statement of comprehensive income, IDX used February 1, 2022 as the adoption date for purposes of the pro forma condensed statement of comprehensive income as that is the adoption date reflected in the historical financial statements for the six months ended July 31, 2022.

The following table sets forth the amounts allocated to the intangible assets identified, the estimated useful lives of those intangible assets, and the methodologies used to determine the fair values of those intangible assets (dollars in thousands):

	Fair Value	Useful Life (in years)	Fair Value Methodology
Trade name	$30,900	5	Relief from Royalty method
Developed technology	14,000	5	Replacement Cost method
Breach-related contracts	2,300	1	Multi-period Excess Earnings Method of the Income Approach
Office of Personnel Management contract	43,600	6	Multi-period Excess Earnings Method of the Income Approach
Customer relationships	4,100	1	Multi-period Excess Earnings Method of the Income Approach

	$94,900

As part of the IDX acquisition, ZeroFox incurred negligible acquisition-related costs and therefore no adjustment is reflected in these pro forma financial statements.

(B)

To reflect the payment of IDX’s total estimated advisory, legal, accounting, auditing, and other professional fees of $6.7 million that are deemed to be direct and incremental costs of the Business Combination. Approximately $4.6 million of these costs have been expensed in the historical financial statements and of that amount, approximately $4.1 million was paid as of June 30, 2022. This adjustment reduces cash and accrued liabilities by $2.6 million to reflect the payment of the unpaid costs of the Business Combination.

(C)

To reflect the conversion of all of IDX’s redeemable convertible preferred stock into IDX common stock due to the Business Combination. Each share of all series of IDX redeemable convertible preferred stock converts into one share of IDX common stock.

Additional Pro Forma Adjustments:

The adjustments below are related to the Common Equity PIPE Financing, the Convertible Notes Financing, and the Business Combination, which include additional adjustments related to L&F.

(AA)

To reflect the release of cash from the trust account to cash and cash equivalents. The entry includes an additional $33,000 of interest earned on the trust account through the completion of the Business Combination.

(BB)

To reflect the payment of L&F’s total estimated advisory, legal, accounting, auditing, and other professional fees of $14.9 million that are deemed to be direct and incremental costs of the Business Combination. The adjustment reduces cash by $10.3 million, prepaid expenses by $39,000, accrued liabilities by $6.3 million, accrued offering costs by $0.4 million, and additional paid-in capital by $3.7 million.

(CC)

To reflect the issuance of the Notes for $150.0 million. This adjustment records an increase of cash from the convertible note issuance of $149.8 million ($150.0 million, net of debt issuance costs of $0.2 million) and a corresponding increase in the carrying value of convertible debt. The Notes contain a provision whereby, in the case of an event of default, the obligation will bear additional interest at a rate equal to 2.00%. Management evaluated Events of Default and determined the non-credit related events of default represent an embedded derivative that must be bifurcated and accounted for separately from the Notes. The default rate derivative is treated as a liability, initially measured at fair value with subsequent changes in fair value recorded in earnings. Management has assessed the probability of occurrence for a non-credit default event and determined the likelihood of a referenced event to be remote. Therefore, the estimated fair value of the default rate derivative is negligible and no amount was recorded.

(DD)

To reflect the issuance of an aggregate of 1,500,000 shares of Common Stock in the Common Equity PIPE Financing (excludes the 500,000 Common Equity PIPE Financing shares to be issued to holders of the ZeroFox PIK Promissory Notes, see Note 5(GG)) at a price of $10.00 per share, for an aggregate purchase price of $15.0 million.

(EE)

To reflect the settlement of the $6.0 million deferred underwriting fee payable that was incurred during L&F’s initial public offering, which is required to be settled upon completion of the Business Combination. Immediately prior to the completion of the Business Combination the deferred underwriting fee payable was reduced by $1 million. Accordingly, this adjustment includes a reduction to Accumulated Deficit of $1 million.

(FF)

To reflect the L&F’s public shareholders exercise of their redemption rights with respect to 2,419,687 L&F Class A Ordinary Shares prior to the Closing at a redemption price of approximately $10.18 per share, or $24.6 million in cash.

(GG)

To reflect the issuance of an aggregate of 500,000 shares of Common Stock in the Common Equity PIPE Financing to be issued to holders of the ZeroFox PIK Promissory Notes at a price of $10.00 per share. The issuance of these shares results in a reduction to the ZeroFox PIK Promissory Notes liability and an increase to additional paid-in-capital of $5.0 million and a reduction to cash of $0.2 million for accrued interest paid at the closing of the Business Combination.

(HH)	To reflect the reclassification of 1,006,002 Class A Ordinary Shares of $10.2 million to common stock and additional paid-in capital of $10.2 million.

6.	Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro Forma Adjustments Related to ZeroFox:

The adjustments below relate to ZeroFox and include adjustments related to the allocation of the purchase price and additional adjustments related to the Business Combination.

(aa)

To reflect incremental amortization expense as a result of the fair value adjustment to intangible assets. Amortization expense related to developed technology is recorded as cost of revenue. Amortization expense related to the trade names and trademarks is recorded as general and administrative expense. Amortization expense related to customer relationships is recorded as sales and marketing expense.

(bb)

To reflect an adjustment to eliminate interest expense, amortization of discount and debt issuance costs on the Orix loan as it is assumed that the related debt balance would have been paid off by ZeroFox on February 1, 2021.

(cc)

To reflect an adjustment to write-off the unamortized debt discounts related to ZeroFox’s loan with Orix. The unamortized debt discounts include discounts due to unamortized debt issuance costs and warrants.

(dd)

To reflect the elimination of the change in fair value of ZeroFox’s warrant liabilities. It is assumed that the warrants to purchase ZeroFox’s Series A, B, C, C-1, and E redeemable convertible preferred stock and warrants to purchase ZeroFox Common Stock will be net exercised on February 1, 2021.

(ee)

To reflect the recognition of ZeroFox’s total estimated advisory, legal, accounting, auditing, and other professional fees of $17.7 million that are deemed to be direct and incremental costs of the Business Combination (see Note 5(cc)). Of this amount, $12.3 million was recognized in subsequent fiscal periods and has been added to the pro forma statement of operations for the twelve months ended January 31, 2022. For the pro forma statement of operations for the six months ended July 31, 2022, general and administrative expense was reduced by $3.8 million to eliminate the amount of transaction related expenses recognized in that fiscal period.

(ff)	To reflect the prepayment penalty associated with the payment of its long-term debt with Orix (see Note 5(ff)).

Pro Forma Adjustments Related to IDX:

The adjustments below relate to IDX and include adjustments related to the allocation of the purchase price and additional adjustments related to the Business Combination.

(A)

To reflect incremental amortization expense as a result of the fair value adjustment to intangible assets. Amortization expense related to developed technology is recorded as cost of revenue. Amortization expense related to the trade name is recorded as general and administrative expense. Amortization expense related to the Office of Personnel Management contract, breach-related contract, and customer relationships is recorded as sales and marketing expense.

(B)	To reflect the elimination of interest expense and amortization of deferred debt issuance costs on IDX’s loan with Comerica Bank as it is assumed that this debt balance is paid off upon Closing.

(C)	To reflect the elimination of interest expense on IDX’s related party convertible debt as it is assumed that this debt balance would have been paid off upon the Closing.

(D)	To reflect the elimination of the change in fair value of IDX’s related party convertible debt as it is assumed that this debt balance would have been paid off upon the Closing.

(E)	To reflect the elimination of the change in fair value of IDX’s warrant liabilities. It is assumed that the warrants to purchase IDX’s capital stock will be net exercised on February 1, 2021.

(F)

To reflect the recognition IDX’s total estimated advisory, legal, accounting, auditing, and other professional fees of $6.7 million that are deemed to be direct and incremental costs of the Business Combination (see Note 5(B)). Of this amount, $5.4 million was recognized in subsequent fiscal periods and has been added to the pro forma statement of operations for the twelve months ended January 31, 2022. For the pro forma statement of operations for the six months ended July 31, 2022, general and administrative expense was reduced by $1.3 million to eliminate the amount of transaction related expenses recognized in that fiscal period.

Additional Pro Forma Adjustments:

The adjustments below include adjustments related to the Common Equity PIPE Financing, the Convertible Notes Financing and the Business Combination, which include additional adjustments related to L&F.

(AA)	To reflect an adjustment to record cash interest expense of 7.00% and amortization of debt issuance costs on the Notes (see Note 5(CC)).

The Notes bear interest at a rate of 7.00% per annum, payable quarterly in cash; provided, that the issuer may elect to pay interest in kind at a rate of 8.75% per annum. The preparation of the unaudited pro forma condensed combined financials statements assumes the cash interest option was elected consistently throughout the reporting period. The following table summarizes the impact of selecting the interest in kind option on unaudited pro forma condensed combined financials statements (in thousands, except share and share price amounts):

	Cash Interest Option	PIK Option
For the six months ended July 31, 2022
Convertible debt	$149,806	$170,956
Total liabilities	$265,612	$286,762
Accumulated deficit	$(18,129)	$(39,279)
Total stockholders’ equity	$1,156,295	$1,135,145
Interest expense	$6,771	$8,721
Net los after taxes	$(19,810)	$(21,820)
Net loss per share	$(0.17)	$(0.18)
For the year ended January 31, 2022
Interest expense	$13,158	$16,257
Net loss after tax	$(85,391)	$(88,490)
Net loss per share	$(0.72)	$(0.75)

(BB)	To reflect the elimination of interest income related to the marketable securities held in the trust account.

(CC)

The pro forma basic and diluted net loss per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of New ZeroFox shares outstanding as if the Business Combination occurred on February 1, 2021. The calculation of weighted-average shares outstanding for pro forma basic and diluted net loss per share assumes that the shares issuable in connection with the Business Combination have been outstanding for the entirety of the periods presented. The unaudited pro forma condensed combined statements of operations reflect net losses for the periods presented and, accordingly, no loss amounts have been allocated to the Sponsor Holders Earnout Shares. The Sponsor Holders Earnout Shares have also been excluded from basic and diluted pro forma net loss per share as such shares are subject to forfeiture until certain specified earnout triggering events have occurred.

Pro Forma weighted-average common shares outstanding—basic and diluted is calculated as follows for the year ended January 31, 2022 and the six months ended July 31, 2022:

Assuming Actual Redemptions into Cash
Assume conversion of Class B ordinary shares into Class A ordinary shares effective February 1, 2021 as a result of assuming closing of the Business Combination on February 1, 2021	4,312,500
Assume reclassification of L&F Class A ordinary shares subject to redemption to L&F Class A ordinary shares not subject to redemption effective February 1, 2021 as a result of assuming closing of the Business Combination on February 1, 2021	1,006,002
Assume February 1, 2021 issuance of L&F Class A ordinary shares in connection with the closing of the Common Equity PIPE Investment Financing	2,000,000
Assume February 1, 2021 issuance of L&F Class A ordinary shares to ZeroFox shareholders as a result of assuming closing of the Business Combination on February 1, 2021	82,815,215
Assume February 1, 2021 issuance of L&F Class A ordinary shares to IDX shareholders as a result of assuming closing of the Business Combination on February 1, 2021	27,849,942

Pro forma weighted-average shares outstanding - basic and diluted	117,983,659

7.	Income Taxes

(a)	The pro forma provision for income taxes for six months ended July 31, 2022 and year ended January 31, 2022, is as follows (in thousands):

	Six Months Ended July 31, 2022	Year Ended January 31, 2022
Current tax expense:
Federal	$—	$—
Foreign	111	100
State and local	27	74

	138	174
Deferred tax (benefit) expense:
Federal	(8,892)	(20,225)
State and local Foreign	(1,334 —)	226 —

	(10,226)	(19,999)
Less change in valuation allowance	494	1,048

Income tax benefit	$(9,594)	$(18,777)

The reported pro forma income tax provision differs from the amount computed by applying the statutory US federal income tax rate to the loss before income taxes due to foreign non-deductible income and nondeductible expenses, primarily consisting of transaction costs. A reconciliation of the statutory US income tax rate to the effective pro forma income tax rate for the six months ended July 31, 2022 and year ended January 31, 2022, is as follows:

	Six Months Ended July 31, 2022	Year Ended January 31, 2022
US statutory rate	21.00%	21.00%
Permanent differences	8.32	(0.31)
Change in deferred tax assets and liabilities	4.40	(0.45)
Change in valuation allowance	(1.63)	(1.06)
Other	(0.43)	(0.16)

Net income tax expense	31.66%	19.02%

Deferred income taxes reflect temporary differences in the recognition of revenue and expenses between financial statement reporting and income tax reporting. Deferred income taxes as of July 31, 2022 consisted of the following (in thousands):

July 31, 2022
Deferred tax assets
Depreciation and amortization	$813
Deferred revenue	1,227
Stock-based compensation	118
Accruals	1,216
Charitable contributions	3
Allowance for doubtful accounts	74
Tax credits	12
Limitation on business interest expense	4,185
Net operating losses - federal and state	33,697
Credit carryforward	36
Deferred rent	15
Other, net	(15)

Total deferred tax asset before valuation allowance	41,381
Valuation allowance	(3,388)

Total deferred tax asset	37,993

Deferred tax liabilities:
Prepaid commissions	(2,944)
Deferred revenue	(3,877)
Intangibles from ZeroFox’s acquisition of a business	(786)
ZeroFox intangibles	(32,024)
IDX intangibles	(16,683)
Other, net	(116)

Total deferred tax liability before valuation allowance	(56,430)
Valuation allowance	—
Total deferred tax liability	(56,430)

Net deferred tax	$(18,437)

(b)	The following table represents the pro forma income tax adjustments for the six months ended July 31, 2022 (in thousands):

	Adjustments Related to ZF	Adjustments Related to IDX	Additional Pro Forma Adjustments
Pro forma income tax adjustments
Amortization of intangible assets	$(4,240)	$(2,113)	$—
Net operating loss carry forward	(3,691)	—	—
Deferred Revenue	724	171	—
Limitation of business interest expense	—	—	(1,404)
Other	330	2	—
Valuation allowance	—	—	494

Total pro forma income tax adjustments	$(6,877)	$(1,940)	$(910)

(c)	The following table represents the pro forma income tax adjustments for the year ended January 31, 2022 (in thousands):

	Adjustments Related to ZF	Adjustments Related to IDX	Additional Pro Forma Adjustments
Pro forma income tax adjustments
Amortization intangible assets	$(6,111)	$(4,584)	$—
Net operating loss carryforward	(11,811)	—	—
Deferred revenue	4,736	342	—
Limitation of business interest expense	—	—	(3,428)
Other	1,528	(1,677)	—
Valuation allowance	—	—	1,048

Total pro forma income tax adjustments	$(11,658)	$(5,919)	$(2,380)

The pro forma tax adjustments are based on the assumption that the acquired deferred tax liabilities will be a source of income for our net operating losses. We will complete our analysis relating to the availability of the deferred tax liabilities as a source of income and evaluate any limitations on the use of our net operating losses when the Business Combination is complete.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF L&F

The following discussion and analysis should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this prospectus.

The following discussion and analysis of the company’s financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this prospectus. The following discussion relates to L&F’s operations prior to the completion of the Business Combination. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ZeroFox,” which includes a discussion of liquidity and capital resources of the combined ZeroFox Holdings, Inc. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Overview

L&F was a blank check company incorporated in the Cayman Islands on August 20, 2020 formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses. On August 3, 2020, L&F effected the Business Combination.

The Business Combination

The Business Combination Agreement provided for, among other things, the following transactions on the date of Closing: (i) the ZF Merger, with ZeroFox being the surviving company in the ZF Merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of L&F Holdings, (ii) the IDX Merger, with IDX being the Transitional IDX Entity and, after giving effect to such merger, continuing as a wholly-owned subsidiary of L&F Holdings, and (iii) the IDX Forward Merger, with IDX Forward Merger Sub being the surviving company in the IDX Forward Merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of L&F Holdings (the “Mergers”).

L&F (now known as ZeroFox Holdings, Inc.) is considered both the legal and accounting acquirer for both ZeroFox and IDX. After consummation of the Business Combination, ZeroFox is considered a variable interest entity (“VIE”) as the equity at risk for ZeroFox is not sufficient to fund expected future cash flow needs, including funding future projected losses, and servicing existing debt obligations. L&F holds a variable interest in ZeroFox as it owns 100% of ZeroFox’s equity. L&F is considered the primary beneficiary as its ownership provides the power to direct the activities that most significantly impact ZeroFox’s performance and the obligation to absorb the losses and/or receive the benefits of ZeroFox that could potentially be significant to ZeroFox. As ZeroFox is considered a VIE and L&F is its primary beneficiary, L&F is considered the accounting acquirer of ZeroFox. L&F is considered the accounting acquirer of IDX as L&F owns 100% of IDX’s equity and the former stockholders of IDX do not have the largest voting interest in ZeroFox Holdings, Inc., does not compromise all the ongoing operations of ZeroFox Holdings, Inc., and does not designate the majority of senior leadership of ZeroFox Holdings, Inc., among other factors.

Business Combination Consideration

In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the effective times of the Mergers, among other things, (i) each outstanding share of common stock (including shares of common stock issued upon the mandatory conversion of shares of preferred stock) of ZeroFox, other than ZF Dissenting Shares (as defined in the Business Combination Agreement) and ZF Cancelled Shares (as defined in the Business Combination Agreement), were automatically cancelled and converted into a right to receive a fraction of a share of LNFA Common Stock determined in accordance with the Business Combination Agreement on the basis of a pre-money enterprise value of ZeroFox of $866,250,000 and a price of $10.00 per share of LNFA Common Stock and (ii) each outstanding share of common stock and preferred stock of IDX, other than IDX Dissenting Shares (as defined in the Business Combination Agreement) and IDX Cancelled Shares (as defined in the Business Combination Agreement), were automatically cancelled and converted into a right to receive (x) for common stock and series a-1 and series a-2 preferred stock, a fraction of a share of LNFA Common Stock, (y) for common stock and series a-1 and series a-2 preferred stock, a portion of $50,000,000 in cash consideration (subject to certain adjustments for cash, working capital, debt and transaction expenses, and net of liquidation preferences, as provided in the Business Combination Agreement), and (z) for series a-1, series a-2 and series b preferred stock, a liquidation preference amount of $0.361, in each case, in accordance with the Business Combination Agreement and on the basis of a pre-money enterprise value of IDX of $338,750,000 and a price of $10.00 per share of LNFA Common Stock.

Common Equity Investment

Concurrently with the execution of the Business Combination Agreement, LNFA entered into subscription agreements (the “Common Equity Subscription Agreements”) with certain investors, including, among others, Victory Park Capital, certain existing stockholders of ZeroFox (including certain funds affiliated with New Enterprise Associates, Highland Capital and Alsop Louie Partners (the “ZF Investors”)), and certain existing stockholders of IDX (including certain funds affiliated with Blue Venture Fund, Peloton Equity and ForgePoint Capital (the “IDX Investors”)). Pursuant to the Common Equity Subscription Agreements, the investors agreed to the Common Equity PIPE Financing.

In addition, on December 16, 2021, the ZF Investors purchased the ZF PIK Promissory Notes (as defined in the Business Combination Agreement) for an aggregate purchase price of $5,000,000. Such ZF PIK Promissory Notes accrued interest that was paid-in-kind at a rate of 5.0% per annum. On August 3, 2022 as part of the Business Combination, the original principal amount of the ZF PIK Promissory Notes was offset against amounts owed by the ZF investors under their Common Equity Subscription Agreements.

In addition, a portion of closing cash consideration to which the IDX Investors were entitled in connection with the consummation of the Business Combination was reduced to fund the subscription amount the IDX Investors were otherwise required to pay pursuant to the Common Equity Subscription Agreements.

The foregoing description of the Common Equity Subscription Agreements and the Common Equity PIPE Financing is subject to and qualified in its entirety by reference to the full text of the form of Common Equity Subscription Agreement, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

Convertible Notes Investment

In connection with signing the Business Combination Agreement, L&F entered into the Convertible Note Subscription Agreements with the Convertible Notes Investors, in respect of the Convertible Notes Financing. The principal terms of the Notes are set forth in the Indenture and the form of global note attached thereto. The Notes will bear interest at a rate of 7.00% per annum, payable quarterly in cash; provided, that the issuer may elect to pay interest in kind at 8.75% per annum, and the Notes will be convertible at an initial conversion price of $11.50, subject to customary anti-dilution adjustments, including with respect to the Conversion Price, and shall mature on the date that is three years following the closing of the Convertible Notes Financing.

On August 3, 2022 as part of the Business Combination, the Convertible Notes Financing was completed and the $150.0 million of proceeds of the financing were distributed along with the other sources of cash during the Business Combination.

Results of Operations

L&F neither engaged in any operations nor generated any operating revenues prior to the Business Combination. L&F’s only activities from inception through June 30, 2022, were organizational activities and those necessary to prepare for the initial public offering, described below and identifying a target company for a business combination, and activities in connection with the Business Combination. L&F did not generate any operating revenues until after the completion of the Business Combination. L&F generated non-operating income in the form of interest income on marketable investments held in trust account after the initial public offering. L&F expects that it will continue to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), and incurred expenses in connection with the Business Combination.

For the six months ended June 30, 2022, L&F had a net income of $10,682,774, which consists of change in fair value of warrant liabilities of $14,439,162 and interest earned on marketable investments held in Trust Account of $100,017, partially offset by operating costs of $3,856,405.

For the six months ended June 30, 2021, L&F had a net income of $7,931,054 which consists of change in fair value of warrant liabilities of $8,365,226 and interest earned on marketable investments held in Trust Account of $14,546, partially offset by operating costs of $448,718.

For the year ended December 31, 2021, L&F had a net income of $5,598,086, which consists of change in fair value of warrant liabilities of $9,425,504 and interest earned on marketable investments held in Trust Account of $20,498, offset by operating costs of $3,847,916.

Liquidity, Capital Resources and Going Concern

On November 23, 2020, L&F consummated the initial public offering of 15,000,000 units, at a price of $10.00 per unit, generating gross proceeds of $150,000,000. Simultaneously with the closing of the initial public offering, L&F consummated the sale of 6,859,505 private placement warrants to JAR Sponsor, LLC and Jefferies LLC at a price of $1.00 per private placement warrant and approximately $1.21 per private placement warrant, respectively, generating gross proceeds of approximately $7,250,002.

On November 25, 2020, L&F sold an additional 2,250,000 Units for total gross proceeds of $22,500,000 in connection with the underwriters’ full exercise of their over-allotment option. Simultaneously with the closing of the over-allotment option, L&F also consummated the sale of an additional 728,925 private placement warrants to the sponsor and Jefferies LLC at $1.00 per private placement warrant and approximately $1.21 per private placement warrant, respectively, generating total proceeds of $787,500.

Following the initial public offering, the full exercise of the over-allotment option, and the sale of the private placement warrants, a total of $175,087,500 was placed in the trust account, and L&F had $1,480,035 of cash held outside of the trust account, after payment of costs related to the initial public offering, and available for working capital purposes. L&F incurred $10,050,665 in transaction costs, including $3,450,000 of underwriting fees, $6,037,500 of deferred underwriting fees and $563,165 of other offering costs.

For the six months ended June 30, 2022, net cash used in operating activities was $418,629. Net income of $10,682,774 was affected by change in fair value of warrant liabilities of $14,439,162 and interest earned on marketable investments held in trust account of $100,017. Changes in operating assets and liabilities provided $3,437,776 of cash from operating activities.

For the six months ended June 30, 2021, net cash used in operating activities was $186,124. Net income of $7,931,054 was affected by change in fair value of warrant liabilities of $8,365,226 and interest earned on marketable investments held in trust account of $14,546. Changes in operating assets and liabilities provided $261,794 of cash from operating activities.

For the year ended December 31, 2021, net cash used in operating activities was $903,189. Net income of $5,598,086 was affected by change in fair value of warrant liabilities of $9,425,504 and interest earned on marketable investments held in trust account of $20,498. Changes in operating assets and liabilities, provided $2,944,727 of cash from operating activities.

Cash and Marketable Investments in the Trust Account

On June 30, 2022, L&F had cash and marketable securities held in the trust account of $34,831,528. L&F used substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account, which interest shall be net of taxes payable and excluding deferred underwriting commissions, to complete, and to fund redemptions in connection with, the Business Combination.

On June 30, 2022, L&F had cash of $157,110 held outside of the trust account. L&F used the funds held outside the trust account primarily to complete the Business Combination.

Off-Balance Sheet Financing Arrangements

L&F has no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2022. L&F does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. L&F has not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Critical Accounting Policies

The preparation of condensed consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires L&F’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. L&F has not identified any critical accounting policies.

Class A Ordinary Shares Subject to Possible Redemption

L&F accounted for its ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A Ordinary shares subject to mandatory redemption were classified as a liability instrument and were measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) were classified as temporary equity. At all other times, ordinary shares were classified as shareholders’ equity. L&F’s Class A ordinary shares feature certain redemption rights that were considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, Class A ordinary shares subject to possible redemption were presented as temporary equity, outside of the shareholders’ equity section of L&F’s balance sheet.

Warrant Liabilities

L&F accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in the FASB Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to L&F’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

Net Income (Loss) per Ordinary Share

L&F complies with accounting and disclosure requirements of the Financial Accounting Standards Board (“FASB”) ASC Topic 260, “Earnings Per Share”. Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period. Accretion associated with the redeemable shares of Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value.

Recent Accounting Pronouncements

In October 2021, the FASB issued ASU No. 2021-08, Accounting Standards Update No. 2021-08 Business Combinations (Topic 805) Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which amends ASC 805 to require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. As a result of the amendments, it is expected that an acquirer will generally recognize and measure acquired contract assets and contract liabilities in a manner consistent with how the acquiree recognized and measured them in its preacquisition financial statements. The standard is effective for L&F for annual reporting periods beginning after December 15, 2022, and early adoption is permitted. L&F elected to early adopt ASU No. 2021-08 for fiscal year 2023. There was no impact to L&F’s condensed consolidated financial statements for the three and six months ended June 30, 2022. L&F expects that the adoption of ASU No. 2021-08 will simplify the accounting for the anticipated merger transaction as it will permit L&F to record the contract assets and liabilities acquired from ZeroFox and/or IDX to be recorded at book value rather than an estimated fair value.

L&F’s management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on L&F’s condensed consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF IDX

The following discussion and analysis of the financial condition and results of operations of IDX should be read together with its unaudited condensed interim consolidated financial statements as of June 30, 2022 and 2021, and its audited consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020, and 2019, in each case together with related notes thereto, included elsewhere in this prospectus.

The following discussion contains forward-looking statements that reflect future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside of IDX’s control. Actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus. Certain amounts may not foot due to rounding.

Overview

IDX was founded in 2003 with a mission to address the growing threat from data breaches and resulting identity theft and fraud. The Company created a software and services platform to help protect individuals from data breaches and resulting identity crime and to remediate the negative effects of such breaches.

As organizations began to experience cybersecurity breaches of growing frequency and severity, the Company expanded its offerings by providing organizations with data breach response services that leveraged IDX’s identity protection offerings for individuals. As new laws and regulations were passed that required breach notification and protections for affected individuals, the IDX business grew to serve both governmental and commercial entities of different sizes.

The Business

IDX believes it has a leading position in the United States by revenues as a provider of data breach response services, and associated identity and privacy protection services, to both government and commercial entities. IDX acquires new customers for its data breach services through cyber insurers (and their approved privacy attorneys) where IDX services are pre-approved, through direct relationships with organizations that choose to select a data breach response service provider, where IDX enters into a master services agreement (MSA) with them for current and future services, as well as through government channels as a result of approved listings with the General Services Administration (“GSA”) for federal agencies with the National Association of State Procurement Officials (NASPO) for state and local agencies.

IDX provides identity and privacy protection services through its proprietary, cloud-native platform for the protection of individuals impacted by data breaches, as well as through other channels, for proactively addressing the risks associated with privacy and identity risks to the affected individuals and the breached organization. This platform was designed to improve scalability and usability, while concurrently supporting rapid development of new capabilities, and compliance with increasingly rigorous security standards based on the National Institute of Standards and Technology (NIST) Special Publication 800-53 Rev 4. Typically, IDX tests its own security controls, and in some cases contracts out testing to third parties as part of yearly FISMA security risk assessments, HIPAA security risk analysis for business associates, and SOC 2 type 2 certifications.

IDX has a substantial customer base for data breach services in the public sector. The largest component of revenue from the public sector results from a multiyear contract with OPM, described below.

In 2015, OPM and the Department of Defense (“DoD”) awarded IDX a three-year, $330 million contract to provide identity protection and breach response services covering approximately 21.5 million current and former federal employees and contractors that were affected by the OPM data breach of background investigation records. IDX believes winning this award resulted in further market validation, increased visibility, and enhanced reputation for IDX as a leading data breach response provider in the United States by revenues. Earning this award required the Company to comply with rigorous government security standards, and when combined with receiving “very good” and “excellent” Contractor Performance Assessment Reports (CPAR) ratings, the IDX data breach response business was well positioned to address large-scale data breaches.

In 2018, IDX won a rebid of the contract with OPM and the DoD worth at least $460 million, assuming all option periods and the extension period are exercised, for the period ending June 30, 2024 to provide identity protection services for certain employees and prospective employees of the U.S. government affected by a breach of OPM systems. IDX believes the OPM Contract was and remains as of June 30, 2022 the largest data breach response arrangement in the history of such contracts in the United States, and further cemented IDX as a leading provider in the United States by revenues of data breach response services to both governmental and commercial entities. In addition, IDX is listed on the GSA SIN 520.20 for Data Breach Response and Identity Protection Services facilitating data breach response contracts with numerous other government agencies.

The OPM Contract is structured as a Base Period from July 1, 2019 to June 30, 2020, followed by a series of options as follows: Option Period I from July 1, 2020 to June 30, 2021, Option Period II from July 1, 2021 to June 30, 2022, Option Period III from July 1, 2022 to June 30, 2023, and Option Period IV from July 1, 2023 to December 31, 2023. OPM has an option to extend the OPM Contract from January 1, 2024 to June 30, 2024, as well as an option to add a transition-out period. To date, OPM has exercised Option Period I, Option Period II, and Option Period III. IDX plans to pursue the rebid of the OPM Contract in 2024 for an extension through 2027.

IDX generates the largest component of its commercial revenue from organizations that require response services for data breach incidents. The response services typically include notifications of individuals impacted by the breach, call center support, and a customized webpage for providing information to (and providing privacy and identity protection software and services for) the affected population. In addition to revenue from data breach incident response services, IDX also provides identity and privacy services on a subscription basis to organizations, which they can offer as a benefit for their employees or customers.

Impact of COVID-19 on the Business

IDX operates in geographic locations that have been impacted by COVID-19. The pandemic has affected, and could further affect, IDX’s operations, and the operations of its customers as a result of various factors, including but not limited to, quarantines, local, state, and federal government public health orders, facility and business closures, and travel and logistics restrictions. IDX anticipates governments and businesses will likely take additional actions or extend existing actions to respond to the risks of the COVID-19 pandemic. IDX continues to actively monitor the impacts and potential impacts of the COVID-19 pandemic on IDX’s customers, supply chain, and operations. For further information, please see “Risk Factors—The COVID-19 pandemic could adversely affect our business, operating results, and financial condition.”

IDX instituted a global work-from-home policy in March 2020 and to-date have not experienced significant disruptions as a result. IDX has not requested relief under the CARES Act, and it therefore had no effect on its financial statements.

Key Factors Affecting Performance

New customer acquisition

IDX believes that its future growth depends in part on its ability to acquire new customers for its data breach services and consumer identity and privacy protection membership services to its strategic partners’ members, employer groups’ employees, and retail customers. Historically, IDX has sourced a significant proportion of new data breach services customers as a result of relationships with cyber insurers. IDX makes on-going investments in developing and maintaining these relationships, as well as relationships with privacy attorneys that represent many of their cyber insurers. Additionally, IDX invests in direct marketing to prospective customers for data breach services, as well as IDX’s identity and privacy membership services for employee benefits and strategic partner customer protection.

Customer Retention

IDX’s revenue growth is also fostered by its ability to retain customers that perceive on-going need for data breach response services, as well as cross-selling membership services for customers’ employees or their customers. Notably, IDX has multi-year contracts with some government entities, including the OPM Contract. The possible retention and renewal of the OPM Contract may also be a factor in maintaining revenue growth. For more information on the OPM Contract, see “Business of ZeroFox—Acquisition Strategy and IDX Combination—IDX History and Business Overview.”

Investing in Business Growth

IDX also invests in initiatives to support the growth of its business. IDX’s research and development organization, composed of employees and contractors, uses an agile development philosophy in an effort to enhance its existing identity and privacy platform while adding new features and products, usability enhancements, customer integrations and application programming interfaces (“APIs”), and security certifications. IDX’s sales and marketing teams invest in business growth through channel expansion with dedicated sales teams and associated marketing demand generation programs.

IDX also invests in the growth of its business with government entities by building relationships with consultants experienced in the government procurement process and maintenance of its listings on relevant GSA schedules, as well as by investing in relationships with key government agency stakeholders and congressional representatives. In this regard, IDX, from time to time, will work with consultants who specialize in government contract bidding strategies, provide advice on optimal maintenance and use of the U.S. Government GSA schedule, and provide strategic, relationship-building and legislative affairs services with members of Congress and their staffs.

Key Business Metrics

IDX monitors the following key metrics to measure performance, identify trends, formulate business plans, and make strategic decisions.

Breach Revenue, Consumer Membership Services & Total Revenue

The table below presents IDX’s key performance indicators for the periods indicated.

	Years Ended December 31,			$ Change	$ Change
	2021	2020	2019	2021 vs. 2020	2020 vs. 2019
	(in thousands, except customer and member data)
Breach revenue(1)(3)	$102,719	$100,667	$100,556	$2,052	$111
Consumer membership services(1)	3,353	2,869	2,548	484	321
Total revenue	$106,072	$103,536	$103,104	$2,536	$432
Breach customers(2)	1,230	820	586	410	234
Consumer members(2)	168	134	91	34	43

	Six Months Ended June 30,		$ Change
	2022	2021	2022 vs. 2021
	(in thousands, except customer and member data)
Breach revenue(1)(3)	$54,457	$51,675	$2,782
Consumer membership services(1)	2,249	1,630	619
Total revenue	$56,706	$53,305	$3,401
Breach customers(2)	1,191	910	281
Consumer members(2)	181	149	32

(1)

IDX defines breach revenue as revenues related to breach contracts, which typically have a term of 15 months (three-month call center period followed by 12 months of monitoring) and are non-recurring. IDX defines consumer membership services as recurring monthly and yearly ongoing identity and privacy services provided to strategic partners’ members, employer groups’ employees, and retail customers.

(2)

IDX defines a breach customer as an agency or organization from which it has recognized breach revenue in a reporting period. IDX defines consumer members, in this instance, as strategic partners and employer groups receiving consumer membership services (non-breach and non-retail customers).

(3)

Effective January 1, 2020, IDX adopted ASC 606 under the modified retrospective method. See notes to the consolidated financial statements included elsewhere in this prospectus for more information related to the impact of the adoption of ASC 606.

IDX has continued to see an increase each quarter and year in the number of its breach customers, with an increase of 281 in the six months ended June 30, 2022 and 2021, respectively, and 410 in 2021 compared to 2020. Although annual revenue growth in 2021 compared to 2020 and to 2019 was relatively flat, the number of unique breach customers and consumer members significantly increased. The number of unique breach customers and consumer members has also increased in the six months ended June 30, 2022 compared to the six months ended June 30, 2021. This is a direct result of the increase in breach incidents occurring, which IDX believes were spurred by the increased online and remote presence of businesses in response to the COVID-19 lockdown. IDX has continued to see this trend into 2022 and expects this trend to continue into future years. IDX is party to a few contracts with non-standard terms that have a disproportionate effect when analyzing a per-unit metric based on total breach revenue and total number of breach customers. In addition, IDX management believes that IDX’s adoption of ASC 606 for 2022, 2021, and 2020 makes it difficult to provide a meaningful comparison with respect to a per-unit value as compared to 2019. Therefore, IDX management believes a per-unit metric is not a meaningful indicator of its business.

Components of Results from Operations

Revenue

IDX recognizes revenue when control of the promised goods or services is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for its goods or services. For arrangements with multiple performance obligations, the Company allocates revenue to each performance obligation on a relative fair value basis based on management’s estimate of Stand-Alone Selling Price (“SSP”).

IDX’s breach services revenue consists of contracts with various combinations of notification, project management, communication services, and ongoing identity protection services. Performance periods generally range from one to three years, and payment terms are generally either thirty or sixty days throughout the term. Contracts generally do not contain significant financing components. The Company’s breach services contracts are structured as either fixed or variable. In fixed contracts, IDX charges customers a fixed total price or fixed per-impacted individual price for the total package of services. For variable breach services contracts, IDX charges the breach communications component, which includes notifications and call center support, at a fixed total fee, and charges for ongoing identity protection services as incurred using a fixed price per enrollment. The Company generally does not offer rights of return for Enterprise Security products, and the distribution channel does not hold inventory. As a result, historical returns and related reserves have been insignificant.

IDX provides identity and privacy protection services memberships through its Employer Groups and Strategic Partners, as well as directly to individual end-users through its retail business. Consumer membership services consist of multiple bundled identity and privacy product offerings and provide members with ongoing monitoring services. For consumer membership services, IDX recognizes revenue ratably over the service period, which is typically one year. Payments from Employer Groups and Strategic Partners are generally collected monthly, and payments from end-users are collected up front.

IDX evaluates arrangements with governmental entities containing “fiscal funding” or “termination for convenience” provisions, when such provisions are required by law, to determine the probability of possible cancellation. For more information, see “Risk Factors—Risks Related to Government Contracting Matters”. IDX considers multiple factors, including its history with the government entity in similar transactions and budgeting and approval processes undertaken by the governmental entity. If IDX determines upon execution of these arrangements that the likelihood of cancellation is remote, it then recognizes revenues for such arrangements once all relevant criteria have been met. If IDX cannot make such a determination, it recognizes revenues upon the earlier of cash receipt or approval of the applicable funding provision by the governmental entity for such arrangements.

Cost of Services

Cost of services consists of fees to outsourced service providers for credit monitoring, call center operation, notification mailing, insurance, and other miscellaneous services and internal labor costs. For periods prior to January 1, 2020, under ASC 605, Revenue Recognition—Multiple Element Arrangements, incremental direct costs were capitalized as setup costs and amortized ratably over the contractual period. Beginning January 1, 2020, notification costs are being expensed as fulfillment costs and recognized at a point in time. Call center costs, also fulfillment costs, are being capitalized and amortized over time. Sales commissions, which are incremental costs to obtain contracts, are generally recognized ratably over the contractual period of the applicable agreement. These costs are within capitalized contract costs and recognized in relation to revenue recorded over the combined service and membership terms. The remainder of cost of services is expensed as incurred.

Gross Profit

Gross profit, calculated as total revenue less total cost of services, is affected by various factors, including the timing of breach incidents, renewals from existing customers, costs associated with fulfilling contracts such as notification, call center, and monitoring costs, the extent to which IDX expands its customer support organization, and the extent to which it can negotiate any preferential pricing from its vendors. Because of these factors, IDX’s services revenue and gross profit may fluctuate over time.

Operating Expenses

Sales and Marketing

Sales and marketing expenses consist primarily of employee compensation and related expenses, including salaries, bonuses and benefits for IDX’s sales and marketing employees, sales commissions that are recognized as expenses over the period of benefit, marketing programs, travel and entertainment expenses, and allocated overhead costs. IDX capitalizes its sales commissions and recognizes them as expenses over the estimated period of benefit.

General and Administrative

General and administrative costs include salaries, stock-based compensation expenses, and benefits for personnel involved in IDX’s executive, finance, legal, human resources, and administrative functions, as well as third-party professional services and fees, and overhead expenses. IDX expects that general and administrative expenses will increase in absolute dollars as IDX hires additional personnel and enhances its systems, processes, and controls to support the growth in IDX’s business as well as increased compliance and reporting requirements as a public company.

Research and Development

Research and development expenses primarily consist of personnel costs and contractor fees related to the bundling of other third-party software products that are offered as one combined package within the Company’s product offerings. Personnel costs include salaries, bonuses and stock-based compensation and related employer-paid payroll taxes, as well as an allocation of facilities, benefits, and information technology costs. Research and development costs are expensed as incurred.

Interest and Other Expense

Interest and other expense consist primarily of term loan interest expense and the amortization of warrant and loan fees, which are recorded as a reduction to debt on the consolidated balance sheets.

Income Tax Expense (Benefit)

Income Tax Expense (benefit) consists of federal and state income taxes in the United States. IDX maintains a partial valuation allowance on its state net operating losses and credits.

Results of Operations

Comparison of Six-Month Period Ended June 30, 2022 and 2021

The following table sets forth IDX’s consolidated statements of operations in dollar amounts and as a percentage of total revenue for each period presented:

	Six-Month Period Ended June 30, (Unaudited)
	2022		2021		2022 vs 2021
		Percentage of Revenue		Percentage of Revenue	Change in Dollars	Change in Percentage
	(dollars in thousands)
Revenue	$56,706	100%	$53,305	100%	$3,401	6%
Cost of services	44,208	78%	41,390	78%	2,818	7%
Gross profit	12,499	22%	11,915	22%	584	5%
Operating expenses:
Research and development	2,838	5%	2,318	4%	520	22%
Sales and marketing	4,828	9%	3,720	7%	1,108	30%
General and administrative	3,977	7%	2,507	5%	1,470	59%
Total operating expenses	11,643	21%	8,545	16%	3,098	36%
Operating income	856	2%	3,370	6%	(2,514)	(75)%
Interest and other expense	863	2%	334	1%	529	158%
(Loss) income before provision for income taxes	(7)	—%	3,036	6%	(3,043)	(100)%
Income tax expense	22	—%	864	2%	(842)	(97)%
Net (loss) income	$(30)	—%	$2,172	4%	$(2,202)	(101)%

Revenue

Total revenue increased by $3.401 million or 6% in the six-month period ended June 30, 2022 compared to the same period in 2021. Breach revenue accounted for 96% and 97% of total revenue in the six-month periods ended June 30, 2022 and 2021, respectively. The increase was due primarily to an increase in breach deals, an increase in size of breach deals, and increase in Consumer membership services. Consumer membership services increased by $619 thousand or 38% in the six-month period ended June 30, 2022 compared to the same period in 2021.

Cost of Services

Total cost of services increased by $2.818 million or 7% in the six-month period ended June 30, 2022 compared to the same period in 2021. The increase was due primarily to an increase in breach deals and an increase in size of breach deals.

Gross Profit

Gross profit decreased by $584 thousand or 5% in the six-month period ended June 30, 2022 compared to the same period in 2021.

Operating Expenses

	Six-Month Period Ended June 30, (Unaudited)
	2022	2021
	(in thousands)
Research and development	$2,838	$2,318
Sales and marketing	4,828	3,720
General and administrative	3,977	2,507
Total operating expenses	$11,643	$8,545

Research and Development

Research and development expenses increased by $520 thousand or 22% in the six-month period ended June 30, 2022 compared to the same period in 2021, as IDX continued to invest in its products and services, which included increased personnel costs and contractor fees.

Sales and Marketing

Sales and marketing costs increased by $1.108 million or 30% in the six-month period ended June 30, 2022 compared to the same period in 2021. The increase was primarily related to increased sales commission expenses coinciding with an increase in the number and size of breach deals and an increase in sales and marketing events in the six-month period ended June 30, 2022 compared to the same period in 2021.

General and Administrative

General and administrative costs increased by $1.470 million or 59% in the six-month period ended June 30, 2022 compared to the same period in 2021. This increase is primarily a result of an increase in accounting, audit, and legal fees of $2.597 million which relate to the proposed transaction. The Company incurred significantly more in audit fees during the six-month period ended June 30, 2022 compared to the same period in 2021 due to professional fees related to compliance and reporting requirements of the Business Combination.

Interest and Other Expense

Interest and other expense increased by $529 thousand or 158% for the six-month period ended June 30, 2022 compared to the same period in 2021. The increase is primarily the result of an increase in fair value of the Company’s convertible debt and warrant liability.

Provision for Income Taxes

Income tax expense decreased by $842 thousand or 97% for the six-month period ended June 30, 2022 compared to the same period in 2021. This is the result of a decrease in net income, which is primarily the result of an increase in accounting, audit, and legal fees.

Cash Flows

The following table summarizes IDX’s cash flows for the periods indicated:

	Six-Month Period Ended June 30, (Unaudited)
	2022	2021
	(in thousands)
Net cash (used in) provided by operating activities	$(943)	$975
Net cash used in investing activities	(42)	(80)
Net cash provided by (used in) financing activities	$11	$4

Operating Activities

Net cash used in operating activities during the six-month period ended June 30, 2022 was $943 thousand. IDX’s net loss for the six-month period ended June 30, 2022 of $30 thousand was adjusted for non-cash charges of $532 thousand and net cash outflows of $1.446 million from changes in operating assets and liabilities. Changes in working capital amounts resulted primarily from an increase in accounts receivable of $1.910 million and a decrease in accrued expenses and other liabilities of $758 thousand, offset by an increase in accounts payable of $664 thousand.

The $1.918 million increase in net cash used in operating activities is primarily due to $3.022 million in payments for transaction expenses and an increase in accounts payable of $664 thousand, offset by an increase in accounts receivable of $1.910 million, which is primarily due to an increase in breach deals in the six-month period ended June 30, 2022 compared to the same period prior year.

Net cash provided by operating activities during the six-month period ended June 30, 2021 was $975 thousand. IDX’s net income for the six-month period ended June 30, 2021 of $2.172 million was adjusted for non-cash charges of $205 thousand and net cash outflows of $1.401 million from changes in operating assets and liabilities. Changes in working capital amounts resulted in net cash outflows primarily from an increase of $1.697 million in accounts receivable and a decrease in deferred revenue of $1.036 million, a result of more breach deals launching in the six-month period ended June 30, 2021. This was offset by an increase of $982 thousand in accounts payable primarily due to an increase in notification costs and prepayments invoiced during the six-month period ended June 30, 2021.

Investing Activities

Net cash used in investing activities during the six-month period ended June 30, 2022 and 2021, were $42 thousand and $80 thousand, respectively, for purchases of property and equipment.

Financing Activities

Net cash provided by financing activities of $11 thousand during the six-month period ended June 30, 2022 was due to proceeds from option exercises. Net cash provided by financing activities for the six-month period ended June 30, 2021 was $4 thousand and primarily due to proceeds from option exercises offset by principal payments on capital lease obligations.

Comparison of 2021 and 2020

The following tables set forth IDX’s consolidated statements of operations in dollar amounts and as a percentage of total revenue for each period presented:

	Years Ended December 31,
	2021		2020		2021 vs 2020
		Percentage of Revenue		Percentage of Revenue	Change in Dollars	Change in Percentage
	(dollars in thousands)
Revenue(1)	$106,072	100%	$103,536	100%	$2,536	2%
Cost of services	82,745	78%	77,900	75%	4,845	6%
Gross profit	23,327	22%	25,636	25%	(2,309)	(9)%
Operating expenses:
Research and development	4,941	5%	4,113	4%	828	20%
Sales and marketing	7,181	7%	6,988	7%	193	3%
General and administrative	6,873	6%	4,341	4%	2,532	58%
Total operating expenses	18,995	18%	15,442	15%	3,553	23%
Operating income	4,332	4%	10,194	10%	(5,862)	(58)%
Interest and other expense	3,143	3%	1,457	1%	1,686	116%
Income before provision for income taxes	1,189	1%	8,737	8%	(7,548)	(86)%
Income tax expense	1,716	2%	2,083	2%	(367)	(18)%
Net (loss) income	$(527)	(1)%	$6,654	6%	$(7,181)	(108)%

(1)

Effective January 1, 2020, IDX adopted ASC 606 under the modified retrospective method. See notes to the consolidated financial statements included elsewhere in this prospectus for more information related to the impact of adoption of ASC 606.

Revenue

Total revenue increased by $2.536 million in 2021 compared to 2020. Breach revenue accounted for 97% of IDX’s total revenue in 2021 and 2020. The increase was due primarily to an increase in the number of breaches in 2021 compared to 2020.

Cost of Services

Total cost of services increased by $4.845 million or 6% in 2021 compared to 2020. The increase was due primarily to an increase in breach revenue.

Gross Profit

Gross margin decreased from 24.8% in 2020 to 22.0% in 2021. This is due to the increase in cost of services associated with new breach contracts during 2021.

Operating Expenses

Research and Development

Research and development expenses increased by $828 thousand or 20% in 2021 compared to 2020 as IDX continued to invest in the Company’s products and services, which included increased personnel costs, contractor fees, and software expenses.

Sales and Marketing

Sales and marketing cost increased by $193 thousand or 3% in 2021 compared to 2020.

General and Administrative

General and administrative costs increased by $2.532 million or 58% in 2021 compared to 2020. This increase is due almost entirely to increased legal and accounting expenses incurred as part of the proposed transaction, which includes expenses related to PCAOB audits, the Business Combination Agreement, and preparation for the S-4 filing.

Interest and Other Expense

Interest and other expense increased by $1.686 million, or 116%, in 2021 compared to 2020. The increase in 2021 compared to 2020 is primarily the result of a $1.943 million increase in the fair value of warrant liabilities partially offset by a $502 thousand decrease in interest expense on term loans. In December 2020, IDX paid both term loans in full and obtained a new loan from one of IDX’s existing lenders. The interest rate for the new term loan is lower than the combined rates of the previous loans.

Provision for Income Taxes

Income tax expense decreased by $367 thousand or 18% in 2021 compared to 2020. The decrease in 2021 is a result of lower operating income for 2021 compared to 2020. The decrease resulting from lower operating income was partially offset by an increase in state income tax expense in 2021, resulting from increased state income tax exposure. The Effective Tax Rate (“ETR”) in 2021 was 144%, which differs from the statutory rate due to transaction expenses, changes in fair market value of convertible debt and warrants, and state taxes and also contributes to the increase from prior year. The ETR in 2020 was 24%, which differs from the statutory rate due to state taxes, permanent items and change in the valuation allowance related to Oregon NOLs.

Cash Flows

The following table summarizes IDX’s cash flows for the periods indicated:

	Years Ended December 31,
	2021	2020
	(in thousands)
Net cash provided by operating activities	$3,368	$7,615
Net cash used in investing activities	(125)	(15)
Net cash provided by (used in) financing activities	$0.412	$(567)

Operating Activities

Net cash provided by operating activities during 2021 was $3.368 million, which resulted from a net loss of $527 thousand, as adjusted for non-cash charges of $3.182 million and net cash inflows of $712 thousand from changes in operating assets and liabilities. Non-cash charges primarily consisted of $712 thousand in change in fair value of debt and $1.943 million in change in fair value of warrant liabilities resulting from an increase in the per share valuation of the Company’s common stock.

The $4.247 million decrease in net cash provided by operating activities is primarily the result of the following: 1) a $1.318 million increase in accounts receivable from new customer contracts; 2) $1.181 million in payments for transaction expenses; 3) $828 thousand in additional research and development expenses representing additional investment in the Company’s platform; and 4) an incremental $637 thousand in cash payments issued for income taxes.

Net cash provided by operating activities during 2020 was $7.615 million, which resulted from net income of $6.654 million as adjusted for non-cash charges of $(253) thousand and net cash inflows of $1.213 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $(899) thousand in deferred tax expense. Cash provided by operating activities during 2020 benefited from the change in deferred revenue of $(454) thousand, offset by a change in accounts receivable of $766 thousand and a change in capitalized contract costs of $796 thousand.

Investing Activities

Net cash used in investing activities during 2021 and 2020 were due to purchases of property and equipment of $125 thousand and $15 thousand, respectively.

Financing Activities

Net cash provided by financing activities of $0.412 thousand in 2021 was primarily due to proceeds from option exercises of $70 thousand offset by $68 thousand of principal payments on capital lease obligations. Net cash used in financing activities of $567 thousand during 2020 was primarily due to principal payments on long-term debt that have since been paid in full of $1.092 million. A cash outflow of $9.408 million occurred in 2020 from the extinguishment of debt and was offset by a cash inflow of $10 million from IDX’s new long-term debt.

Comparison of 2020 and 2019

The following tables set forth IDX’s consolidated statements of operations in dollar amounts and as a percentage of total revenue for each period presented:

	Years Ended December 31,
	2020		2019		2020 vs 2019
		Percentage of Revenue		Percentage of Revenue	Change in Dollars	Change in Percentage
	(dollars in thousands)
Revenue(1)	$103,536	100%	$103,104	100%	$432	0%
Cost of services	77,900	75%	83,388	81%	(5,488)	(7)%
Gross profit	25,636	25%	19,716	19%	5,920	30%
Operating expenses:
Research and development	4,113	4%	3,839	4%	274	7%
Sales and marketing	6,988	7%	6,897	7%	91	1%
General and administrative	4,341	4%	4,452	4%	(111)	(2)%
Total operating expenses	15,442	15%	15,188	15%	254	2%
Operating income	10,194	10%	4,528	4%	5,666	125%
Interest and other expense	1,457	1%	1,799	2%	(342)	(19)%
Income before provision for income taxes	8,737	8%	2,729	3%	6,008	220%
Income tax expense (benefit)	2,083	2%	(424)	0%	2,507	(591)%
Net income	$6,654	6%	$3,153	3%	$3,501	111%

(1)

Effective January 1, 2020, IDX adopted ASC 606 under the modified retrospective method. See notes to the consolidated financial statements included elsewhere in this prospectus for more information related to the impact of adoption of ASC 606.

Revenue

Total revenue increased by $432 thousand in 2020 compared to 2019. Breach revenue accounted for 97% and 98% of IDX’s total revenue in 2020 and 2019, respectively.

Cost of Services

Total cost of services decreased by $5.488 million or 7%, in 2020 compared to 2019. The decrease was due primarily to more efficient purchasing of various third-party costs and the change in cost of services related to the adoption of ASC 606, which resulted in the acceleration of $4.901 million in capitalized contract costs being included as an adjustment to retained earnings as of January 1, 2020.

Gross Profit

Favorable changes in cost of services resulted in an increase in gross margin to 24.8% in 2020 compared to 19.1% in 2019.

Operating Expenses

Research and Development

Research and development expenses increased by $274 thousand or 7% in 2020 compared to 2019 as IDX continued to invest in the Company’s products and services, which included increased personnel costs and contractor fees.

Sales and Marketing

Sales and marketing costs increased by $91 thousand or 1% in 2020 compared to 2019.

General and Administrative

General and administrative costs decreased by $111 thousand or 2% in 2020 compared to 2019.

Interest and Other Expense

Interest and other expense decreased by $342 thousand, or 19%, in 2020 compared to 2019. The decrease in 2020 compared to 2019 is primarily the result of decreased interest expense on term loans. In December 2020, IDX paid both term loans in full and obtained a new loan from one of IDX’s existing lenders. As a result of the new term loan, IDX expects 2021 interest expense to be less than what it was in 2020.

Provision for Income Taxes

Income tax expense increased by $2.507 million or 591% in 2020 compared to 2019. The increase in 2020 is a result of the Company adopting ASC 606 as of January 1, 2020. The adoption resulted in an acceleration of profit, therefore increasing taxable income. The ETR in 2020 was 24%, which differs from the statutory rate due to state taxes, permanent items and change in the valuation allowance related to Oregon NOLs. The ETR in 2019 was a benefit of 16%. This differs from the statutory rate due to the release of the valuation allowance on all assets except Oregon R&D credits and a piece of the Oregon NOL, as well as the benefit of R&D credits.

Cash Flows

The following table summarizes IDX’s cash flows for the periods indicated:

	Years Ended December 31,
	2020	2019
	(in thousands)
Net cash provided by operating activities	$7,615	$5,802
Net cash used in investing activities	(15)	(48)
Net cash used in financing activities	$(567)	$(1,936)

Operating Activities

Net cash provided by operating activities during 2020 was $7.615 million, which resulted from net income of $6.654 million as adjusted for non-cash charges of $(253) thousand and net cash inflows of $1.213 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $899 thousand in deferred tax expense. Cash provided by operating activities during 2020 benefited from the change in deferred revenue of $(454) thousand, offset by a change in accounts receivable of $766 thousand and a change in capitalized contract costs of $796 thousand.

Net cash provided by operating activities during 2019 was $5.802 million, which resulted from net income of $3.153 million adjusted for non-cash charges of $14 thousand and net cash inflows of $2.634 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $791 thousand of deferred tax expense. Cash provided by operating activities during 2019 was the result of an increase in deferred revenue of $9.543 million, an increase in accounts receivable of $2.043 million, and an increase in accounts payable of $4.604 million, offset by a decrease in accrued expenses and other liabilities of $8.866 million and a decrease in capitalized contract costs of $4.663 million.

Investing Activities

Net cash used in investing activities during 2020 and 2019 were due to purchases of property and equipment of $15 thousand and $48 thousand, respectively.

Financing Activities

Net cash used in financing activities of $567 thousand and $1.936 million during 2020 and 2019, respectively, was primarily due to principal payments on long-term debt that have since been paid in full of $1.092 million and $2.033 million. A cash outflow of $9.408 million occurred in 2020 from the extinguishment of debt and was offset by a cash inflow of $10 million from IDX’s new long-term debt.

Contractual Obligations

The Company has entered a non-cancellable purchase commitment of $65 million related to twelve months of outsourced credit and other monitoring services provided to the Company’s largest customer as of June 30, 2022. As of December 31, 2021, the non-cancellable purchase commitment was $32 million related to six months of outsourced credit and other monitoring services. This commitment amount and length is determined by the customer’s exercise of annual option periods. As of the date of issuance of the Company’s most recently audited financial statements, December 31, 2021, Option Period II has been exercised. As of June 30, 2022, Option Period III has been exercised.

The following table summarizes IDX’s contractual obligations and commitments as of June 30, 2022:

	Total	Less than 1 year	1-3 years
	(in thousands)
Operating leases	$463	$341	$122
Purchase commitments	64,824	64,824	—
Total	$65,287	$65,165	$122

The following table summarizes IDX’s contractual obligations and commitments as of December 31, 2021:

	Total	Less than 1 year	1-3 years
	(in thousands)
Operating leases	$743	$532	$211
Purchase commitments	32,414	32,414	—
Total	$33,157	$32,946	$211

Off-Balance Sheet Arrangements

Leases

Rental payments under operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent. Rental expense for operating leases was $201 and $190 thousand for the six months ended June 30, 2022 and 2021, respectively. Rental expense for operating leases was $424 thousand, $408 thousand, and $377 thousand for 2021, 2020, and 2019, respectively. Additionally, the Company had a sublease for one of IDX’s suites. The sublease ended February 29, 2020. Sublease income is included in general and administrative expenses on the consolidated statements of operations.

With the Company’s operating lease agreements terminating on October 31, 2020, the Company signed the Fourth Amendment to its Lease on April 23, 2020. The lease extension extended the term by two months through December 31, 2020. The extension was only for two of three leases. The Fifth Amendment to the Company’s Lease was executed on October 9, 2020. This amendment was for two years and two months, commencing on January 1, 2021 and ending February 28, 2023. IDX’s landlord provided an abatement for January 1, 2021 through February 28, 2021 as part of its lease renewal.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of June 30, 2022 are:

Operating Leases
(in thousands)
Fiscal Year:
2022 (remaining quarters)	$266
2023	$149
2024	$48
Total minimum lease payments	$463

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 2021 are:

Operating Leases
(in thousands)
Fiscal Year:
2022	$532
2023	$163
2024	$48
Total minimum lease payments	$743

Critical Accounting Policies and Estimates

IDX’s financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires IDX to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses, as well as related disclosures. IDX evaluates its estimates and assumptions on an ongoing basis. Estimates are based on historical experience and various other assumptions that IDX believes to be reasonable under the circumstances. Actual results could differ from these estimates. The critical accounting policies, assumptions, and judgements that IDX believes have the most significant impact on its consolidated financial statements are described below.

Revenue Recognition

Revenues are derived from sales of breach response services and identity and privacy protection services. IDX satisfies performance obligations to recognize revenue for two performance obligations, one at a point in time and the other ratably over the expected term with the customer.

Revenue is recognized when all of the following criteria are met:

Identification of the contract, or contracts, with a customer—A contract with a customer to account for exists when (i) IDX enters into an enforceable contract with a customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to these goods or services, (ii) the contract has commercial substance and the parties are committed to perform, and (iii) IDX determines that collection of substantially all consideration to which it will be entitled in exchange for goods or services that will be transferred is probable based on the customer’s intent and ability to pay the promised consideration.

Identification of the performance obligations in the contract—Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the goods or service either on its own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the goods or services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised goods or services, IDX applies judgment to determine whether promised goods or services are capable of being distinct and distinct in the context of the contract. If these criteria are not met, the promised goods or services are accounted for as a combined performance obligation.

Determination of the transaction price—The transaction price is determined based on the consideration to which IDX will be entitled in exchange for transferring goods or services to the customer.

Allocation of the transaction price to the performance obligations in the contract—IDX allocates the transaction price to each performance obligation based on the amount of consideration expected to be received in exchange for transferring goods and services to the customer. IDX allocates the transaction price by using an estimated selling price for services provided to determine which portion of its contracts’ total transaction price should be recognized at a point-in-time and which portion should be recognized over-time. If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation on a relative standalone selling price based on the observable selling price of products and services.

Recognition of revenue when, or as, IDX satisfies performance obligations—IDX satisfies performance obligations either over time or at a point in time as discussed in further detail below. Revenue is recognized at or over the time the related performance obligation is satisfied by transferring a promised good or service to a customer.

On January 1, 2020, the Company adopted the new revenue standard, ASC 606, on a modified retrospective basis, applying the practical expedient to all uncompleted contracts as of January 1, 2020. The Company has also adopted the practical expedient for contract modifications, which allows it to reflect the aggregate effect of all modifications occurring prior to January 1, 2020, as of the date of adoption. As a result, the consolidated financial statements for the years ended December 31, 2021 and December 31, 2020 are presented under the new revenue recognition guidance, while prior period amounts are not adjusted and continue to be reported under the prior revenue recognition guidance.

Significant Judgments

Significant judgments and estimates are required under Topic 606. Due to the complexity of certain contracts, the actual revenue recognition treatment required under Topic 606 for the Company’s arrangements may be dependent on contract-specific terms and may vary in some instances. The Company’s contracts with customers often include promises to transfer multiple services, including project management services, notification services, call center services, and monitoring services. Determining whether services are distinct performance obligations that should be accounted for separately requires significant judgment.

The Company is required to estimate the total consideration expected to be received from contracts with customers, including any variable consideration. Once the estimated transaction price is established, amounts are allocated to performance obligations on a relative SSP basis. The Company’s breach business derives revenue from two main performance obligations: (i) notification and (ii) combined call center and monitoring services, described further in Note 6 in the notes to the consolidated financial statements included in this prospectus.

At contract inception, the Company assesses the products and services promised in the contract to identify each performance obligation and evaluate whether the performance obligations are capable of being distinct and are distinct within the context of the contract. Performance obligations that are not both capable of being distinct and distinct within the context of the contract are combined and treated as a single performance obligation in determining the allocation and recognition of revenue. Determining whether products and services are considered distinct performance obligations requires significant judgment. In determining whether products and services are considered distinct performance obligations, the Company assesses whether the customer can benefit from the products and services on their own or together with other readily available resources and whether our promise to transfer the product or service to the customer is separately identifiable from other promises in the contract.

Judgment is required to determine the SSP for each distinct performance obligation. The Company rarely sells its individual breach services on a standalone basis, and accordingly, the Company is required to estimate the range of SSPs for each performance obligation. In instances where the SSP is not directly observable because the Company does not sell the service separately, the Company reviews information that includes historical discounting practices, market conditions, cost-plus analysis, and other observable inputs to determine an appropriate SSP. The Company typically has more than one SSP for individual performance obligations due to the stratification of those items by classes of customers, size of breach, and other circumstances. In these instances, the Company may use other available information such as service inclusions or exclusions, customizations to notifications, or varying lengths of call center or monitoring services in determining the SSP.

If a group of agreements are so closely related to each other that they are, in effect, part of a single arrangement, such agreements are deemed to be one arrangement for revenue recognition purposes. The Company exercises judgment to evaluate the relevant facts and circumstances in determining whether the separate agreements should be accounted for separately or as, in substance, a single arrangement. The Company’s judgments about whether a group of contracts comprises a single arrangement can affect the allocation of consideration to the distinct performance obligations, which could have an effect on results of the Company’s operations for the periods involved.

Generally, the Company has not experienced significant returns or refunds to customers. The Company’s estimates related to revenue recognition may require significant judgment and the change in these estimates could have an effect on the Company’s results of operations during the periods involved.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers and these timing differences result in receivables, contract assets, or contract liabilities (deferred revenue) on the consolidated balance sheets. The Company records a contract asset when revenue is recognized prior to invoicing and records a deferred revenue liability when revenue is expected to be recognized subsequent to invoicing. For the Company’s breach services agreements, customers are typically invoiced at the beginning of the arrangement for the entire contract. When the breach agreement includes variable components related to as-incurred monitoring services, customers are invoiced monthly for the duration of the enrollment or call center period. Large contracts are typically billed 50% upfront and due upon receipt with the remaining 50% invoiced subsequently with Net 30 terms.

Contract assets are presented as other receivables within the consolidated balance sheets and primarily relate to the Company’s rights to consideration for work completed but not billed on service contracts. Contract assets are transferred to receivables when the Company invoices the customer. Contract liabilities are presented as deferred revenue and relate to payments received for services that are yet to be recognized in revenue.

During the six months ended June 30, 2022 the Company recognized $4.467 million of revenue that was included in deferred revenue at the end of the preceding year. All other deferred revenue activity is due to the timing of invoices in relation to the timing of revenue, as described above. The Company expects to recognize as revenue approximately 57% of its June 30, 2022 deferred revenue balance in the remaining quarters of 2022, 43% in the six months ended June 30, 2023 and the remainder thereafter.

During the year ended December 31, 2021, the Company recognized $7.505 million of revenue that was included in deferred revenue at the end of the preceding year. All other deferred revenue activity is due to the timing of invoices in relation to the timing of revenue, as described above. The Company expects to recognize as revenue approximately 78% of its December 31, 2021 deferred revenue balance in the year ended December 31, 2022 and the remainder thereafter.

In instances where the timing of revenue recognition differs from that of invoicing, the Company has determined that its contracts generally do not include a significant financing component. The primary purpose of invoicing terms is to provide customers with simplified and predictable ways of purchasing the Company’s services, not to facilitate financing arrangements.

Government Contracts

The Company evaluates arrangements with governmental entities containing “fiscal funding” or “termination for convenience” provisions, when such provisions are required by law, to determine the probability of possible cancellation. The Company considers multiple factors, including the history with the customer in similar transactions and budgeting and approval processes undertaken by the governmental entity. If the Company determines upon execution of these arrangements that the likelihood of cancellation is remote, it then recognizes revenues for such arrangements once all relevant criteria have been met. If such a determination cannot be made, revenues are recognized upon the earlier of cash receipt or approval of the applicable funding provision by the governmental entity for such arrangements.

Contract Costs

The Company capitalizes costs to obtain a contract or fulfill a contract. These costs are recorded as capitalized contract costs on the consolidated balance sheets. Costs to obtain a contract for a new customer are generally amortized on a straight-line basis over the estimated period of benefit. The Company determines the estimated period of benefit by taking into consideration the contractual term. The Company periodically reviews the carrying amount of the capitalized contract costs to determine whether events or changes in circumstances have occurred that could affect the period of benefit. Amortization expense associated with costs to fulfill a contract is recorded to cost of services on the Company’s consolidated statements of income, and amortization expense associated with costs to obtain a contract (sales commissions) is recorded to sales and marketing expense.

For periods prior to January 1, 2020, under ASC 605, Revenue Recognition—Multiple Element Arrangements, incremental direct costs were capitalized as setup costs and amortized ratably over the contractual period. Beginning January 1, 2020, notification costs are being expensed as fulfillment costs and recognized at a point in time. Call center costs, also fulfillment costs, are being capitalized and amortized over time. Sales commissions, which are incremental costs to obtain contracts, are generally recognized ratably over the contractual period of the applicable agreement.

Income Taxes

The Company provides for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax effect of differences between recorded assets and liabilities and their respective tax basis along with operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the rate change becomes effective. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained in the event of a tax audit.

Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense. $65,341 in penalties and interest have been accrued to expense as of June 30, 2022 and $113,952 and $32,043 in penalties and interest have been accrued to expense as of December 31, 2021 and 2020 and are discussed further in Note 11 Income Taxes in the notes to the consolidated financial statements included in this prospectus. No interest or penalties have been accrued or charged to expense as of or for the year ended December 31, 2019.

Deferred tax assets are reduced by a valuation allowance when, in management’s opinion, it is more likely than not that some portion or all the deferred tax assets will not be realized. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company’s valuation allowance is based on available evidence, including its current year and prior year operating losses, evaluation of positive and negative evidence with respect to certain specific deferred tax assets including evaluating sources of future taxable income to support the realization of the deferred tax assets.

The Company’s income tax returns are generally subject to examination by taxing authorities for a period of three years from the date they are filed. Tax authorities may have the ability to review and adjust net operating loss or tax credit carryforwards that were generated prior to these periods if utilized in an open tax year. As of June 30, 2022 and December 31, 2021, the Company’s income tax returns for the years ended December 31, 2016 through 2021 are subject to examination by the Internal Revenue Service and applicable state and local taxing authorities.

Quantitative and Qualitative Disclosures about Market Risk

IDX’s operations are in the United States, and it is exposed to market risk in the ordinary course of its business.

Interest Rate Risk

As of June 30, 2022 and December 31, 2021, IDX had no short or long-term investments.

Foreign Currency Exchange Risk

To date, all of IDX’s sales contracts have been denominated in U.S. dollars, and therefore its revenue is not subject to foreign currency risk. Operating expenses are incurred within the United States and are denominated in U.S. dollars.

Emerging Growth Company (“EGC”) Status

IDX is an emerging growth company (“EGC”), as defined in the JOBS Act. Under the JOBS Act, EGCs can delay adopting new or revised accounting standards applicable to public companies issued after the enactment of the JOBS Act until those standards apply to private companies. IDX has elected to use this extended transition period for complying with certain new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date IDX (i) is no longer an EGC or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, IDX’s consolidated financial statements may or may not be comparable to the financial statements of issuers who comply with new or revised accounting pronouncements as of public companies’ effective dates, which may make IDX’s common stock less attractive to investors.

Recent Accounting Pronouncements

See Notes 2x. Standards Issued and Adopted and 2y. Standards Issued but Not Yet Effective to the consolidated financial statements for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this prospectus.

Liquidity and Capital Resources

Sources and Uses of Funds

As of June 30, 2022, IDX had $17.012 million of cash and cash equivalents. As of December 31, 2021, IDX had $17.986 million of cash and cash equivalents. IDX believes that existing cash and cash equivalents will be sufficient to support working capital and capital expenditure requirements for at least the next twelve months. Since inception, IDX has financed operations primarily through credit facilities and positive cash flow related to its OPM Contract. Principal uses of cash are cost of services provided to its customers such as notification printing and monitoring and personnel related expenses. In August 2016, IDX and ITGS, Inc., as co-borrowers, entered into a credit facility with Comerica Bank (“Lender”) (the “Comerica Credit Facility”), which was amended and restated in December 2020 and further amended in July 2021. The current Comerica Credit Facility provides for a secured term loan facility in an aggregate principal amount of $10 million. IDX’s obligations under the Comerica Credit Facility are secured by substantially all its assets. As of June 30, 2022 and December 31, 2021, there was $10 million in principal amount outstanding under the Comerica Credit Facility.

Interest is payable monthly and accrues at the prime referenced rate plus 1.5% per year, which was 6.25% as of June 30, 2022 and 4.75% as of December 31, 2021. The outstanding principal amount of the term loan is payable in thirty-six equal monthly installments beginning on July 1, 2022 and continuing through the maturity date in June 2025. IDX may prepay the term loan, in whole or in part, at any time, without penalty or premium. Any amounts, once repaid, may not be reborrowed.

The Comerica Credit Facility contains customary affirmative and negative covenants for this type of facility, including, among others, restrictions on dispositions, any change in control, mergers or consolidations, acquisitions, investments, incurrence of debt, granting of liens, payments of dividends or distributions and certain transactions with affiliates, in each case subject to certain exceptions. The Comerica Credit Facility also contains a minimum EBITDA financial covenant requiring that IDX generate minimum EBITDA of not less than $3 million during any trailing twelve-month period.

The events of default under the Comerica Credit Facility include, among others, subject to grace periods in certain instances, payment defaults, covenant defaults, bankruptcy and insolvency defaults, cross-defaults to other indebtedness, judgment defaults, a material adverse change default and a default in the event that the contract with the OPM Contract is canceled or terminated. Upon the occurrence and during the continuance of an event of default, Lender may declare all outstanding principal and accrued and unpaid interest under the credit facility immediately due and payable, increase the applicable interest rate by 5%, and may exercise other rights and remedies provided under the Comerica Credit Facility. IDX intends to repay and terminate the credit facility at the Closing.

ID Experts Holdings, Inc. is a party to that certain Convertible Promissory Note Purchase Agreement, dated as of December 18, 2018, by and among ID Experts Holdings, Inc. and certain ID Experts Holdings, Inc. shareholders, pursuant to which it has issued certain convertible promissory notes.

From time to time, IDX may explore additional financing sources and means to lower its cost of capital, which could include equity, equity-linked and debt financing. IDX cannot assure you that any additional financing will be available to it on acceptable terms, or at all. If IDX raises additional funds by issuing equity or equity-linked securities, the ownership of the existing shareholders will be diluted. If IDX raises additional financing by the incurrence of indebtedness, IDX may be subject to increased fixed payment obligations and could be subject to additional restrictive covenants, such as limitations on its ability to incur additional debt, and other operating restrictions that could adversely impact IDX’s ability to conduct business. Any future indebtedness IDX incurs may result in terms that could be unfavorable to equity investors. There can be no assurances that IDX will be able to raise additional capital. The inability to raise capital would adversely affect IDX’s ability to achieve its business objectives.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF ZEROFOX

You should read the following discussion and analysis of ZeroFox’s financial condition and results of operations in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, beliefs, and expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the sections of this prospectus titled ‘‘Risk Factors’’ and ‘‘Cautionary Note Regarding Forward-Looking Statements.’’ Unless otherwise indicated or the context otherwise requires, references in this Management’s Discussion and Analysis of Financial Condition and Results of Operations of ZeroFox section to ‘‘ZeroFox,’’ ‘‘we,’’ ‘‘us,’’ ‘‘our,’’ and other similar terms refer to ZeroFox, Inc. and its consolidated subsidiaries before the Business Combination.

The following discussion addresses the financial condition and operating results of ZeroFox, Inc. prior to the completion of the Business Combination. L&F is considered both the legal and accounting acquirer of ZeroFox, Inc. Though L&F is considered the accounting acquirer, the following discussion does include some discussion of the liquidity and capital resources of the combined company, ZeroFox Holdings, Inc., following the completion of the Business Combination. Additionally, as the ongoing operations of ZeroFox Holdings, Inc. will be made substantially of the legacy operations of ZeroFox, Inc., the included discussion of critical accounting estimates, judgments and uncertainties, and risks are also relevant to the financial condition and results of operations of ZeroFox Holdings, Inc. on an ongoing basis.

Overview

ZeroFox was founded in 2013 with the vision that the emergence and adoption of social media, mobile applications, and cloud computing by enterprises would fundamentally change the cybersecurity paradigm. Social media represents much more than a platform where individuals connect online. The adoption of social media revolutionized the way people communicate with each other and, subsequently, how enterprises and organizations enable communication among employees, customers, partners, and prospects. Mobile applications accelerated the digital transformation in which earlier versions of the web would need to become interactive and persist across multiple modern mediums. Furthermore, cloud computing’s continued evolution and adoption demonstrate how organizations are more comfortable with data residing beyond their traditional security perimeter outside of the historical boundaries of IT governance and control.

We provide customers with an innovative and comprehensive platform for external cybersecurity. The ZeroFox platform, which is powered by patented artificial intelligence algorithms and cyber threat intelligence, is designed to dismantle external threats to brands, people and other assets across a customer’s internet-accessible attack surface. Our patented platform processes millions of pieces of content, rich media, posts, messages, global intelligence and threat actor activity across the digital landscape, including, without limitation, mobile app stores, social media sites, dark web forums, and discrete content sources. With the data we collect and process, we identify and remediate targeted phishing attacks, credential compromise, data exfiltration, brand hijacking, executive threats, and location threats across the public-facing, open web as well as the deep web and dark web. We protect our customers’ most valued internet accessible assets.

We sell subscriptions to the ZeroFox Platform and corresponding intelligence services to organizations of all sizes across multiple industries. We primarily sell subscriptions to our Platform through our direct sales teams which leverage our global network of channel partners on both a named account and territory basis.

A majority of our customers purchase subscription agreements with a term of one year. Our subscription agreements are generally priced on the number of assets protected and the desired levels of services. Customers may extend the value of the Platform by adding disruption and threat intelligence services. We generally recognize our subscription agreements ratably over the term of the agreement. We also generate revenue from our training and investigative services, which are generally priced on a fixed-fee basis and recognized as performed.

As of July 31, 2022, we had approximately 914 customers in 53 countries, including three of the Fortune 10. No single customer represented more than 7% of our revenue in the six months ended July 31, 2022 and 2021, or the years ended January 31, 2022, 2021, and 2020.

COVID-19

The COVID-19 pandemic has further accelerated the movement toward a digital-first strategy for nearly every organization. Given unprecedented work-from-home arrangements and consumers’ increasing reliance on digital engagement for products and services, organizations and their security teams must implement new security strategies that protect against external threats to ensure trust and reduce risk. We believe that enterprises will face growing attacks on their external attack surface as modern IT infrastructure will be characterized by greater decentralization and collaboration that is dependent upon public networks.

We have shifted our approach from almost entirely in-person to a flexible work environment that is composed of in-person, hybrid in-person and remote, and fully remote. Our fully remote global team is supported and enabled for remote-only work. Our hybrid team has access to work in-person from designated offices and remote, and our in-person teams have designated offices they report to for work. The impact of the COVID-19 pandemic continues to rapidly evolve. We will continue to monitor the situation and may take further actions that alter our business operations or that we determine are in the best interests of our employees, customers, partners, and other constituents. We do not know the full extent to which the COVID-19 pandemic may impact our business and our financial performance. For additional information related to risks related to the COVID-19 pandemic see ‘‘Risk Factors—The COVID-19 pandemic could adversely affect our business, operating results, and financial condition.’’

Recent Acquisitions

On September 30, 2020, we acquired the Cyveillance business unit and particular assets from Lookingglass Cyber Solutions, Inc. (‘‘Lookingglass Cyber Solutions’’). Total consideration was $39.2 million, which consisted of $7.5 million in cash and $31.7 million in Series E Preferred Stock. The Cyveillance business unit provides threat intelligence, brand, and executive protection services to enterprise organizations.

On June 7, 2021, we acquired Vigilante ATI, Inc.™ (‘‘Vigilante’’) a provider of dark web threat intelligence collection and analysis capabilities. Total consideration was $7.4 million, which consisted of $3.8 million in cash and $3.8 million in a note payable, reduced by $0.2 million in net liabilities assumed.

Key Factors Affecting Performance

New Customer Acquisition

Our future growth depends in large part on our ability to acquire new customers. To attract new customers, we have invested and will continue to invest, in our sales and marketing efforts. Many organizations have not yet adopted external cybersecurity solutions. Our operating results will be affected by the rate at which organizations adopt our solutions. We believe our platform addresses the evolving needs of organizations of all sizes and industries and coupled with our go-to-market strategy, presents significant opportunities for growth.

Investing in Growth

We intend to continue to invest in our business so that we can capitalize on our market opportunity. We intend to continue to invest in sales and marketing to grow our sales team, expand our brand recognition, and optimize our channel partner network. We also intend to continue to invest in our research and development team to build additional functionality and enhance existing functionality in our platform to extend our capabilities. Our success depends on our ability to enhance our technological leadership. We will also evaluate strategic acquisitions of businesses and technologies to expand and enhance the functionality of our platform.

Our investments in growth may adversely affect our operating results in the near term however, we expect that these investments will contribute to our long-term growth and success.

If these investments do not lead to expected revenue growth, our operating losses may increase, we may not achieve profitability, and our growth rates may slow.

Retention and Expansion within Customers

Our ability to increase revenue depends on our ability to retain our existing customers and grow the value of their subscriptions. We focus on increasing sales from our existing customers by increasing the number of protected assets and corresponding intelligence services delivered on and through our platform. We intend to expand existing capabilities and launch new features which we believe will contribute to increased adoption by our growing base of customers. Our ability to expand within our customer base, particularly large enterprise and government customers, will depend on a number of factors, including platform performance, competitive offerings, pricing, overall changes in our customers’ spending levels, and the effectiveness of our efforts to help our customers realize the benefits of our Platform.

Key Business Metrics

We monitor the following key metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic directions:

Customers

We believe that the size of our customer base is an indicator of the adoption of our Platform by the market and that our net new customer additions are an indicator of the growth of our business. We focus our sales and marketing efforts on large enterprises and medium sized businesses. We define a customer as any entity that has entered into a distinct subscription agreement for access to the ZeroFox Platform for which the term has not ended or with which we are continuing to provide service and negotiating a renewal contract that expired within 90 days of the applicable measurement date. We do not consider our channel partners as customers and we treat managed service security providers, who may purchase our products on behalf of multiple companies, as a single customer.

	As of January 31,			As of July 31,
	2022	2021	2020	2022	2021
Customers	835	692	447	914	763
Period-over-period growth	21%	55%	30%	20%	60%

Annual Recurring Revenue (‘‘ARR’’)

We believe that ARR is a key operating metric to measure our business as changes in ARR reflect our ability to acquire net new customers and to maintain, retain, and expand our relationships with our existing customers. We define ARR as the annualized contractual value of all recurring revenue related to contracts in place at the end of the reporting date, assuming any contract is renewed on its existing terms. We continue to include ARR from customers whose term has expired within 90 days of the applicable measurement date for which we are actively negotiating renewal.

	As of January 31,			As of July 31,
	2022	2021	2020	2022	2021
	(dollars in thousands)
ARR	$53,930	$44,088	$21,757	$61,343	$49,344
Period-over-period growth	22%	103%	83%	24%	100%

Dollar-Based Net Retention

We believe that our ability to retain and expand our revenue generated from our existing customers is an indicator of the long-term value of our customer relationships and our potential future business opportunities. Our dollar-based net retention rate measures the percentage change in our ARR derived from our customer base at a point in time. We exclude public sector accounts and customers with less than $10,000 in ARR from our net retention. We calculate our dollar-based net retention rate as of the period end by starting with the ARR from all subscription customers as of 12 months prior to such period end, or prior period ARR. We then calculate the ARR from these same subscription customers as of the current period end, or current period ARR. Current period ARR reflects customer renewals, expansion, contraction, and churn over the trailing 12 months. Current period ARR excludes ARR from new subscription customers in the trailing 12 months. We then divide the current period ARR by the prior period ARR to arrive at our dollar-based net retention rate. Our dollar-based net retention rate can fluctuate from period to period due to large customer contracts in any period, which may reduce our dollar-based net retention in future periods if our customers do not continue to increase their subscriptions.

	As of January 31,			As of July 31,
	2022	2021	2020	2022	2021
Dollar-based net retention	100%	92%	104%	100%	93%

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We use the following non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP.

Other companies, including companies in our industry, may calculate similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. In particular, free cash flow is not a substitute for cash used in or generated by operating activities. Additionally, the utility of free cash flow as a measure of our liquidity is limited as it does not represent the total increase or decrease in our cash balance for a given period.

A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures and not rely on any single financial measure to evaluate our business.

Non-GAAP Gross Profit and Non-GAAP Gross Margin

We define non-GAAP gross profit and non-GAAP gross margin as GAAP gross profit and GAAP gross margin, respectively, excluding stock-based compensation expense and amortization of acquired intangible assets. We believe non-GAAP gross profit and non-GAAP gross margin provide our management and investors consistency and comparability with our past financial performance and facilitate period-to-period comparisons of operations, as these measures eliminate the effects of certain variables unrelated to our overall operating performance.

The following table provides a reconciliation of our GAAP subscription gross profit to our non-GAAP gross profit and of our GAAP subscription gross margin to our non-GAAP subscription gross margin, for each of the periods presented:

	Year Ended January 31,			Six Months Ended July 31,
	2022	2021	2020	2022	2021
	(dollars in thousands)
Revenue	$47,433	$28,538	$16,390	$28,743	$22,690
Gross profit	31,076	18,892	10,625	20,014	14,957
Add: Stock-based compensation expense	50	3	9	20	14
Add: Amortization of acquired intangible assets	481	140	—	256	225

Non-GAAP gross profit	$31,607	$19,035	$10,634	$20,290	$15,196

Gross margin	66%	66%	65%	70%	66%
Non-GAAP gross margin	67%	67%	65%	71%	67%

Non-GAAP Loss from Operations

We define non-GAAP loss from operations as GAAP loss from operations, excluding stock-based compensation expense, amortization of acquired intangible assets, and public company offering costs. We believe non-GAAP loss from operations provide our management and investors consistency and comparability with our past financial performance and facilitates period-to-period comparisons of operations, as these measures eliminate the effects of certain variables unrelated to our overall operating performance.

The following table provides a reconciliation of our GAAP loss from operations to our non-GAAP loss from operations, for each of the periods presented:

	Year Ended January 31,			Six Months Ended July 31,
	2022	2021	2020	2022	2021
	(dollars in thousands)
Loss from operations	$(28,015)	$(18,197)	$(19,438)	$(21,347)	$(17,246)
Add: Stock-based compensation expense	696	450	268	852	320
Add: Amortization of acquired intangible assets	3,022	918	—	1,579	1,444
Add: Public company offering costs	3,521	—	—	3,234	1,423

Non-GAAP loss from operations	$(20,776)	$(16,829)	$(19,170)	$(15,682)	$(14,059)

Free Cash Flow

We define free cash flow as net cash used in operating activities less purchases of property and equipment and capitalized internal-use software. We believe that free cash flow is a useful indicator of liquidity that provides meaningful information to management and investors about the amount of cash provided or consumed by our operating activities to be used for other strategic initiatives. Free cash flow does not represent the total increase or decrease in our cash balance for a given period and does not reflect our future contractual commitments. In addition, other companies may calculate free cash flow differently or not at all, which reduces the usefulness of free cash flow as a tool for comparison.

The following table presents a reconciliation of net cash provided by (used in) operating activities to free cash flow:

	Year Ended January 31,			Six Months Ended July 31,
	2022	2021	2020	2022	2021
	(dollars in thousands)
Net cash used in operating activities	$(18,072)	$(15,058)	$(18,633)	$(13,844)	$(8,525)
Less: Purchases of property and equipment	(572)	(264)	(224)	(245)	(322)
Less: Capitalized software	(674)	(494)	(580)	(483)	(353)

Free cash flow	$(19,318)	$(15,816)	$(19,437)	$(14,572)	$(9,200)

Components of Our Results of Operations

Revenue

We generate substantially all our revenue from subscription agreements which includes access to our hosted platform, intelligence services and disruption capabilities. The majority of our customers are invoiced annually in advance of their subscription term. Our subscription agreements are ‘‘stand ready’’ to permit platform access and provide our protection services over the contractual term. We recognize subscription revenue ratably over the term of the agreement. Professional services revenue includes training and investigative services. Professional services are most often fixed-fee arrangements and occasionally billed at hourly rates. Professional services contracts normally have terms of one year or less, revenue is recognized as the services are performed. Professional services have not been a material component of our operations.

Cost of Revenue

Costs of revenue consist primarily of third-party cloud infrastructure expenses; fees paid to data providers; personnel-related costs such salaries, bonuses, benefits, and stock-based compensation associated with our customer support, intelligence services, professional services, software services, and subscription services used to support our customers; amortization of our capitalized internal-use software; travel and related expenses; amortization of acquired technology; and allocated overhead costs. Our allocated overhead costs include depreciation and information technology expenses.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Personnel related expenses including salaries, bonuses, commissions, benefits, and stock-based compensation are the most significant component of each of these categories. Operating expenses also include allocated overhead costs.

Research and Development

Research and development expenses consist primarily of personnel costs for our research, product, and engineering teams including salaries, bonuses, benefits, and stock-based compensation. Research and development expenses also include software and subscription services and third-party cloud infrastructure costs incurred in the design and development of our hosted platform along with allocated overhead costs.

We expect research and development expenses to increase in absolute dollars as we continue to increase our investments in our platform and services. However, we anticipate research and development expenses to decrease as a percentage of our revenue over time. Our research and development expenses may fluctuate as a percentage of our revenue from period-to-period depending on the timing of these expenses and the capitalization of expenses that qualify as internal-use software.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel costs for our sales and marketing teams including salaries, commissions, bonuses, benefits, and stock-based compensation. Sales and marketing expenses also include conferences, branding and other marketing events, software and subscription services, travel and related expenses, amortization of acquired customer relationships, and allocated overhead costs. We capitalize sales commissions from the initial acquisition of a customer subscription agreement and amortize them to sales and marketing expense over the estimated customer life. Any commissions paid for the renewal of a customer’s subscription are similarly capitalized and amortized over the term of the renewal.

We expect sales and marketing expenses to increase in absolute dollars as we continue to invest in our sales and marketing organization to drive additional revenue, further penetrate our market, and expand our global customer base. However, we anticipate sales and marketing expenses to decrease as a percentage of our revenue over time. Our sales and marketing expenses may fluctuate as percentage of our revenue from period-to-period depending on the timing of these expenses.

General and Administration

General and administrative expenses consist primarily of personnel costs for our executive, finance, legal, human resources, and information technology teams including salaries, bonuses, benefits, and stock-based compensation. General and administrative expenses also include professional fees for external accounting, legal, and other advisory services; insurance; software and subscription services; travel and related expenses; facilities related expenses; amortization of acquired trade names; and allocated overhead costs.

Following the closing of the proposed Business Combination, we expect to incur additional expenses as the result of operating as a public company including costs related to additional reporting and compliance requirements applicable to a listed company and increased expenses for insurance, accounting, legal, and other professional services. We expect general and administrative expenses to increase in absolute dollars. However, we anticipate general and administrative expenses to decrease as a percentage of our revenue over time.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest expense and the change in fair value of warrant liability. Interest expense primarily consists of contractual interest expense, as well as amortization of debt discount and issuance costs related to our term loans.

Provision for Income Taxes

Provision for income taxes consists of income taxes in foreign jurisdictions where we conduct business and certain state income taxes in the United States. We maintain a full valuation allowance for domestic and certain foreign deferred tax assets, including net operating loss carryforwards. Based on our history of losses, we expect to maintain this full valuation allowance for the foreseeable future as it is more likely than not that some or all of those deferred tax assets may not be realized.

Results of Operations

The following table sets forth our results of operations for the periods presented:

	Year Ended January 31,			Six Months Ended July 31,
	2022	2021	2020	2022	2021
	(dollars in thousands)
Revenue	$47,433	$28,538	$16,390	$28,743	$22,690
Cost of revenue(1)	16,357	9,646	5,765	8,729	7,733

Gross profit	31,076	18,892	10,625	20,014	14,957
Operating expenses:
Research and development(1)	12,810	5,942	5,582	8,023	5,457
Sales and marketing(1)	29,873	21,466	18,852	18,363	14,044
General and administrative(1)	16,408	9,681	5,629	9,985	5,870

Total operating expenses	59,091	37,089	30,063	36,371	25,371

Loss from operations	(28,015)	(18,197)	(19,438)	(16,357)	(10,414)
Interest expense, net	(3,585)	(2,233)	(1,854)	(2,931)	(1,512)
Loss on extinguishment of debt	—	(1,418)	(1,274)	—	—
Change in fair value of warrant liability	(7,375)	(806)	(75)	(2,059)	(5,320)

Loss before income taxes	(38,975)	(22,654)	(22,641)	(21,347)	(17,246)
(Benefit from) provision for income taxes	(536)	86	98	111	56

Net loss after tax	$(38,439)	$(22,740)	$(22,739)	$(21,458)	$(17,302)

(1)	Includes stock-based compensation expense as follows:

	Year Ended January 31,			Six Months Ended July 31,
	2022	2021	2020	2022	2021
	(dollars in thousands)
Cost of revenue	$50	$3	$9	$20	$14
Research and development	97	72	85	111	47
Sales and marketing	222	130	87	215	116
General and administrative	327	245	87	506	143

Total stock-based compensation expense	$696	$450	$268	$852	$320

The following tables discloses the components of our consolidated statements of loss/operations as a percentage of revenue for each of the periods presented:

	Year Ended January 31,			Six Months Ended July 31,
	2022	2021	2020	2022	2021
	(as a percentage of total revenue)
Revenue	100%	100%	100%	100%	100%
Cost of revenue(1)	34	34	35	30	34

Gross profit	66	66	65	70	66
Operating expenses:
Research and development(1)	27	21	34	28	24
Sales and marketing(1)	63	75	115	64	62
General and administrative(1)	35	34	34	35	26

Total operating expenses	125	130	183	127	112

Loss from operations	(59)	(64)	(118)	(57)	(46)
Interest expense, net	(8)	(8)	(12)	(10)	(7)
Loss on extinguishment of debt	—	(5)	(8)	—	—
Change in fair value of warrant liability	(16)	(3)	—	(7)	(23)

Loss before income taxes	(83)	(80)	(138)	(74)	(76)
(Benefit from) provision for income taxes	(1)	—	1	—	—

Net loss after tax	(82)%	(80)%	(139)%	(74)%	(76)%

(1)	Includes stock-based compensation expense as follows:

	Year Ended January 31,			Six Months Ended July 31,
	2022	2021	2020	2022	2021
	(as a percentage of total revenue)
Cost of revenue	0%	0%	0%	0%	0%
Research and development	—	—	—	0	0
Sales and marketing	—	—	1	1	0
General and administrative	1	1	1	2	1

Total stock-based compensation expense	1%	1%	2%	3%	1%

Comparison of the Six Months Ended July 31, 2022 and 2021

Revenue

	Six Months Ended July 31,		Change
	2022	2021	$	%
	(dollars in thousands)
Revenue	$28,743	$22,690	$6,053	27%

Revenue increased $6.1 million or 27%, to $28.7 million for the six months ended July 31, 2022 from $22.7 million for the six months ended July 31, 2021, primarily due to increased customer adoption of our subscription services. Our customer base grew from 763 as of July 31, 2021 to 914 as of July 31, 2022.

Cost of Revenue, Gross Profit, and Gross Margin

	Six Months Ended July 31,		Change
	2022	2021	$	%
	(dollars in thousands)
Cost of revenue	$8,729	$7,733	$996	13%
Gross profit	$20,014	$14,957	$5,057	34%
Gross margin	70%	66%

Cost of revenue increased $1.0 million, or 13%, to $8.7 million for the six months ended July 31, 2022, from $7.7 million the six months ended July 31, 2021, primarily due to increases of $0.3 million for cloud infrastructure and third-party data charges, $0.2 million for independent research analysts following the Vigilante acquisition, and $0.2 million for personnel-related expenses. These increases were primarily driven by growth of our subscription services.

Research and Development

	Six Months Ended July 31,		Change
	2022	2021	$	%
	(dollars in thousands)
Research and development	$8,023	$5,457	$2,566	47%

Research and development costs increased $2.6 million, or 47%, to $8.0 million for the six months ended July 31, 2022, from $5.5 million for the six months ended July 31, 2021, primarily due to an increase of $2.3 million in personnel-related expenses.

Sales and Marketing

	Six Months Ended July 31,		Change
	2022	2021	$	%
	(dollars in thousands)
Sales and marketing	$18,363	$14,044	$4,319	31%

Sales and marketing expenses increased $4.3 million, or 31%, to $18.3 million for the six months ended July 31, 2022, from $14.4 million for the six months ended July 31, 2021, primarily due to an increase of $2.8 million in personnel-related expenses, $1.0 million in marketing programs due to reflecting the shift from virtual to in-person conferences, customer, and partner events, and $0.4 million in travel-related expenses.

General and Administrative

	Six Months Ended July 31,		Change
	2022	2021	$	%
	(dollars in thousands)
General and administrative	$9,985	$5,870	$4,115	70%

General and administrative expenses increased $4.1 million, or 70%, to $10.0 million for the six months ended July 31, 2022, from $5.9 million for the six months ended July 31, 2021, primarily due to an increase of $1.5 million for professional fees related to compliance and reporting requirements of the Business Combination, $1.1 million for personnel-related expenses, $0.4 million for productivity tools, $0.4 million for stock-based compensation, $0.2 million for rent and facilities, and $0.2 million for travel-related expenses.

Interest Expense, Net and Other Expense, Net

	Six Months Ended July 31,		Change
	2022	2021	$	%
	(dollars in thousands)
Interest expense, net	$2,931	$1,512	$1,419	94%
Change in fair value of warrant liability	$2,059	$5,320	$(3,261)	-61%

The increase in interest expense of $1.4 million is due to increased borrowings under debt facilities. The decrease in the change in the fair value of warrant liability reflects the adjustments to record outstanding warrants at their fair value. During the six months ended July 31, 2021, the Company changed its methodology used to value warrants in order to contemplate the potential Business Combination. The change in methodology resulted in a significant increase in the Company’s warrant liability. During the six months ended July 31, 2022, the Company updated inputs to the valuation of the warrant liability to reflect the increased probability that the Business Combination would be completed, resulting in an incremental increase in the warrant liability.

Provision for Income Taxes

	Six Months Ended July 31,		Change
	2022	2021	$	%
	(dollars in thousands)
Provision for incomes taxes	$111	$56	$55	98%

The increase in provision for income taxes of $0.06 million is due to estimated income taxes incurred by our foreign subsidiaries.

Comparison of the Years Ended January 31, 2022 and 2021

Revenue

	Year Ended January 31,		Change
	(dollars in thousands)
	2022	2021	$	$
Revenue	$47,433	$28,538	$18,895	66%

Revenue increased $18.9 million, or 66%, from $28.5 million for the year ended January 31, 2021 to $47.4 million for the year ended January 31, 2022, primarily due to increased customer adoption for our subscription services and the full year effect of revenue from customers acquired in the Cyveillance acquisition. Our customer base grew from 692 customers as of January 31, 2021 to 835 customers as of January 31, 2022.

Cost of Revenue, Gross Profit, and Gross Margin

	Year Ended January 31,		Change
	2022	2021	$	%
	(dollars in thousands)
Cost of revenue	$16,357	$9,646	$6,711	70%
Gross profit	$31,076	$18,892	$12,184	64%
Gross margin	66%	66%

Cost of revenue increased $6.7 million, or 70%, from $9.6 million for the year ended January 31, 2021 to $16.4 million for the year ended January 31, 2022, primarily due to an increase of $4.4 million in personnel costs.

Research and Development

	Year Ended January 31,		Change
	2022	2021	$	%
	(dollars in thousands)
Research and development	$12,810	$5,942	$6,868	116%

Research and development costs increased $6.9 million, or 116%, from $5.9 million for the year ended January 31, 2021 to $12.8 million for the year ended January 31, 2022 primarily due to increases of $4.9 million in personnel-related expenses and $1.2 million in intelligence research activities.

Sales and Marketing

	Year Ended January 31,		Change
	2022	2021	$	%
	(dollars in thousands)
Sales and marketing	$29,873	$21,466	$8,407	39%

Sales and marketing expenses increased $8.4 million, or 39%, from $21.5 million for the year ended January 31, 2021 to $29.9 million for the year ended January 31, 2022, primarily due to increases of $3.5 million in personnel-related expenses, $1.8 million in sales commissions, including amortized commission expenses, and $1.7 million of amortization expense from acquired customer relationships related to the Cyveillance and Vigilante acquisitions.

General and Administrative

	Year Ended January 31,		Change
	2022	2021	$	%
	(dollars in thousands)
General and administrative	$16,408	$9,681	$6,727	69%

General and administrative expenses increased $6.7 million, or 69%, from $9.7 million for the year ended January 31, 2021 to $16.4 million for the year ended January 31, 2022, primarily related to personnel-related costs of $1.4 million and an increase in professional fees related to compliance and reporting requirements related to the Business Combination of $6.4 million, offset by a $1.5 million decrease in the fair value of contingent consideration associated with the Cyveillance.

Interest Expense, Net and Other Expense, Net

	Year Ended January 31,		Change
	2022	2021	$	%
	(dollars in thousands)
Interest expense, net	$3,585	$2,233	$1,352	61%
Loss on extinguishment of debt	$—	$1,418	$(1,418)	(100)%
Change in fair value of warrant liability	$7,375	$806	$6,569	815%

The increase in interest expense of $1.4 million is due to increased borrowings under debt facilities. The increase in the change in fair value of warrant liability reflects the adjustments to record outstanding warrants at their fair value.

(Benefit from) Provision for Income Taxes

	Year Ended January 31,		Change
	2022	2021	$	%
	(dollars in thousands)
(Benefit from) provision for incomes taxes	$(536)	$86	$(622)	(723)%

The benefit from taxes is primarily related to the deferred benefit of $0.6 million related to the acquisition of Vigilante. The deferred tax benefit is driven by the current year reversal of the deferred tax liability established from the purchase price accounting for intangibles created in the Vigilante acquisition.

Comparison of the Years Ended January 31, 2021 and 2020

Revenue

	Year Ended January 31,		Change
	2021	2020	$	%
	(dollars in thousands)
Revenue	$28,538	$16,390	$12,148	74%

Revenue increased $12.1 million, or 74%, from $16.4 million for the year ended January 31, 2020 to $28.5 million for the year ended January 31, 2021, primarily due to increased customer adoption for our subscription services. The increase is primarily due to an increase in customers, including customers acquired in the Cyveillance acquisition.

Cost of Revenue, Gross Profit, and Gross Margin

	Year Ended January 31,		Change
	2021	2020	$	%
	(dollars in thousands)
Cost of revenue	$9,646	$5,765	$3,881	67%
Gross profit	$18,892	$10,625	$8,267	78%
Gross margin	66%	65%

Cost of revenue increased $3.9 million, or 67%, from $5.8 million for the year ended January 31, 2020 to $9.6 million for the year ended January 31, 2021, primarily due to an increase of $3.5 million in personnel costs. Gross margin increased by 1% to 66% due to revenue growth outpacing our costs to deliver our platform and services to our customer base.

Research and Development

	Year Ended January 31,		Change
	2021	2020	$	%
	(dollars in thousands)
Research and development expenses	$5,942	$5,582	$360	6%

Research and development costs increased $0.4 million, or 6%, from $5.6 million for the year ended January 31, 2020 to $5.9 million for the year ended January 31, 2021, primarily due to an increase of $0.4 million in personnel-related expenses.

Sales and Marketing

	Year Ended January 31,		Change
	2021	2020	$	%
	(dollars in thousands)
Sales and marketing expenses	$21,466	$18,852	$2,614	14%

Sales and marketing expenses increased $2.6 million, or 14%, from $18.9 million for the year ended January 31, 2020 to $21.4 million for the year ended January 31, 2021, primarily due to increases of $1.2 million in personnel-related expenses, $1.2 million in sales commissions, including amortized commission expenses, and $0.8 million of amortization expense from acquired customer relationships related to the Cyveillance acquisition offset by $1.0 million decrease in travel related costs resulting from reduced travel during the COVID-19 pandemic.

General and Administrative

	Year Ended January 31,		Change
	2021	2020	$	%
	(dollars in thousands)
General and administrative expenses	$9,681	$5,629	$4,052	72%

General and administrative expenses increased $4.1 million, or 72%, from $5.6 million for the year ended January 31, 2020 to $9.7 million for the year ended January 31, 2021, primarily related to personnel-related costs of $1.8 million and an increase in the fair value of contingent consideration associated with the Cyveillance acquisition of $1.4 million.

Interest Expense, Net and Other Expense, Net

	Year Ended January 31,		Change
	2021	2020	$	%
	(dollars in thousands)
Interest expense, net	$2,223	$1,854	$379	20%
Loss on extinguishment of debt	$1,418	$1,274	$144	11%
Change in fair value of warrant liability	$806	$75	$731	973%

The increase in interest expense of $0.4 million is due to increased borrowings under debt facilities. The loss on extinguishment of debt reflects the costs associated with the refinancing of debt facilities in June 2019 and January 2021. The increase in the change in fair value of warrant liability reflects the adjustments to record outstanding warrants at their fair value.

Provision for Income Taxes

	Year Ended January 31,		Change
	2021	2020	$	%
	(dollars in thousands)
Provision for income taxes	$86	$98	$(12)	(12)%

The provision for income taxes increased primarily related to the increase in foreign taxes related to operations in international subsidiaries.

Critical Accounting Estimates

Our management’s discussion and analysis of financial condition and results of operations is based upon our financial statements and notes to our financial statements, which were prepared in accordance with GAAP. The preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Our management evaluates our estimates on an ongoing basis, including those related to the allowance for doubtful accounts, the carrying value and useful lives of long-lived assets, the fair value of financial instruments, the recognition and disclosure of contingent liabilities, income taxes, and stock-based compensation. We base our estimates and judgments on our historical experience, knowledge of factors affecting our business and our belief as to what could occur in the future considering available information and assumptions that are believed to be reasonable under the circumstances.

The accounting estimates we use in the preparation of our financial statements will change as new events occur, more experience is acquired, additional information is obtained and our operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in our reported results of operations and, if material, the effects of changes in estimates are disclosed in the notes to our financial statements. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty and actual results could differ materially from the amounts reported based on these estimates.

The critical accounting estimates, assumptions, and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

Description:

We recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is recognized when a customer obtains control of promised services in an amount that reflects the consideration we expect to be entitled to receive in exchange for those services. In recognizing revenue, we apply the following five steps:

•	Identify contracts with customers,

•	Identify the performance obligations in the contract,

•	Determine the transaction price,

•	Allocate the transaction price to performance obligations in the contract, and

•	Recognize revenue when or as performance obligations are satisfied.

Judgements and Uncertainties:

We apply judgment in determining the customer’s ability and intent to pay, including the customer’s historical payment experience or credit and financial information pertaining to the customer.

Our contracts may contain multiple performance obligations which are accounted separately if they are capable of being distinct or are distinct in the context of the contract. Contracts with multiple performance obligations require an allocation of the transaction price to each performance obligation based on the stand-alone selling price (SSP) of each performance obligation, using the relative selling price method of allocation. We apply judgment in determining SSP for our performance obligations utilizing our observable standalone sales, sales of bundled items when standalone sales are not available, and our overall pricing methodology.

Subscription Revenue—Subscription revenue consists of revenue from subscriptions to access our Platform together with related data and support service offerings. Revenue is recognized over time on a ratable basis over the contract term beginning on the date that our service is made available to the customer.

Customers have the option to purchase additional subscription and support services at a stated price. These options generally do not provide a material right, as they are priced at our SSP.

Professional Services Revenue—All of our professional services are considered distinct performance obligations when sold on a stand-alone basis. Professional services are generally priced on a fixed-fee basis and revenue is recognized as the services are performed.

Sensitivity of Estimate to Change:

For the six months ended July 31, 2022 and 2021, subscription revenue accounted for 96% and 95% of total revenue, respectively. For the years ended January 31, 2022, 2021, and 2020, subscription revenue accounted for 95%, 97%, and 97% of total revenue, respectively. For the six months ended July 31, 2022 and 2021, and for the years ended January 31, 2022, 2021, and 2020, no single customer exceeded 7% of total revenue. We do not expect SSP estimates to deviate materially period to period.

Deferred Contract Acquisition Costs

Description:

Contract acquisition costs are related to sales commissions earned for incremental costs to obtain a contract. We amortize the initial commissions over the longer of the customer relationship or over the same period as the initial revenue arrangement to which these costs relate.

Judgements and Uncertainties:

The critical accounting estimate for deferred contract acquisition costs is the amortizable life of the asset. We have estimated the period of benefit for customer relationships to be 4 years. Management monitors trends in customer attrition and the typical term of service arrangements to determine if the estimated amortizable life estimate should be updated.

Sensitivity of Estimate to Change:

The impact to our financial statements for change of one year to the estimated life of our customer relationships would approximately $0.3 million. We do not expect the useful life estimate to deviate materially period to period.

Stock-Based Compensation

Description:

We account for stock-based compensation in accordance with ASC 718, Compensation—Stock Compensation. ASC 718 requires that the cost of awards of equity instruments offered in exchange for employee services, including employee stock options and restricted stock awards, be measured based on the grant-date fair value of the award. We determine the fair value of options granted using the Black-Scholes model which requires the input of subjective assumptions. We recognize the fair value of stock option awards, net of estimated forfeitures, over the period which an employee is required to provide service in exchange for the award, generally the vesting period. The fair value of restricted stock awards is based on the estimated price of our common stock on the date of grant. We recognize the fair value of restricted stock awards, net of estimated forfeitures, as expense over the requisite service period of the awards.

Judgments and Uncertainties:

The critical accounting estimates related to stock-based compensation are the assumptions utilized in the Black-Scholes valuation model and our estimate of award forfeitures.

The assumptions used by Management in the Black-Scholes model are as follows:

•	Fair value of common stock: Our common stock is not publicly traded. As such, we estimate the fair value of our common stock, as discussed below in the section titled “Common Stock Valuations.”

•

Expected term: The expected term represents the period of time that options granted are expected to remain unexercised. We calculate the expected term using the simplified method, which equals the midpoint of the options’ vesting term and contractual period.

•

Expected Volatility: As our common stock is not publicly traded, we estimate the expected volatility based on historical volatilities of comparable public traded companies. The Company expects to continue to use this methodology until such time as the Company’s stock becomes publicly traded and there is a sufficient amount of historical data to reasonably calculate the volatility of the Company’s stock.

•	Risk-free interest rate: We use the U.S. Treasury yield for a period that corresponds to the expected term of the award.

•	Divided yield: We do not currently issue dividends, and do not expect to issued dividends in the foreseeable future. Accordingly, our dividend yield is zero.

	As of January 31,			As of July 31,
	2022	2021	2020	2022	2021
Weighted-average risk-free rate	1.42%	1.83%	2.42%	1.48%	1.45%
Weighted-average expected term of the option (in years)	6.06	6.04	6.08	6.07	5.99
Weighted-average expected volatility	38.09%	37.84%	40.03%	38.92%	37.84%
Weighted-average dividend yield	0%	0%	0%	0.00%	0.00%

The Company estimates the rate of option forfeiture by monitoring the rate of employee turnover and average tenure at separation of employment.

Sensitivity of Estimate to Change:

These estimates involve inherent uncertainties and the application of management’s judgement. If the Company had made different assumptions, the Company’s stock-based compensation expense and its net loss could have been materially different.

An increase in risk-free interest rate will reduce the estimated fair value of a stock option grant, while decrease in these factors will have an opposite effect.

Likewise, a decrease in volatility and expected term will decrease the estimated fair value of a stock option grant, while an increase in these factors will have an opposite effect. The Company utilizes a consistent group of peer companies unless one or more of those companies cease to be publicly traded or are no longer similar to the Company’s business. In cases where a peer group company is no longer able to be used, the Company identifies a replacement peer company for its volatility calculation.

The Company does not expect to change the dividend yield assumption in the near future.

A decrease in the Company’s estimate of option forfeiture will increase the amount of stock option expense recognized in a period while an increase will have the opposite effect.

Common Stock Valuations

Description:

Our board of directors, with input from management and third-party valuation specialists, determines the fair value of our common stock underlying our stock-based awards. The Company believes that its Board of Directors has the relevant experience and expertise to determine the fair value of its common stock. The Company’s Board of Directors intends all stock options granted to be exercisable at a price per share not less than the fair value per share of the common share underlying those stock options on the date of grant.

In the absence of a public market for the Company’s common stock, the valuation of the Company’s stock shares has been determined using a combination of valuation methodologies with varying weightings applied to each methodology. The valuation was performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation

Our warrant liabilities and contingent consideration are recorded at fair value based on our common stock valuation.

Judgments and Uncertainties:

Because our common stock is not publicly traded, our board of directors considered numerous objective and subjective factors to determine the fair value of our common stock including:

•	the results of contemporaneous independent third-party valuations of our common stock;

•	the prices, rights, preferences, and privileges of our Convertible Redeemable Preferred Stock relative to those of our common stock;

•	the lack of marketability of our common stock;

•	actual operating and financial results;

•	current business conditions and projections;

•	the likelihood of achieving a liquidity event, such as an initial public offering, sale of the Company, or successful business combination, given prevailing market conditions; and

•	precedent transactions involving our shares.

Sensitivity of Estimate to Change:

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. The probability of a liquidity event and the derived discount rate are significant assumptions used to estimate the fair value of the Company’s commons stock. If the Company had used different assumptions or estimates, the fair value of the Company’s common stock, its stock-based compensation expense, and changes in fair value for warrant liabilities and contingent consideration could have been materially different.

Business Combinations

Description:

We account for acquisitions using the acquisition method of accounting. The fair value of purchase consideration is allocated to the tangible and intangible assets acquired, and liabilities assumed, based on their estimated fair values. The excess of the fair value of purchase consideration over the values of the identifiable assets acquired and liabilities assumed is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, we make significant estimates and assumptions, especially with respect to intangible assets.

We perform our annual goodwill impairment assessment beginning on November 1, or when an assessment of qualitative factors indicates an impairment may have occurred. The qualitative assessment includes an evaluation of events and circumstances including long-term growth projections, profitability, industry, market and macroeconomic conditions. The quantitative assessment includes an analysis that compares the fair value of a reporting unit to its carrying value including goodwill recorded by the reporting unit.

Judgments and Uncertainties:

Significant estimates in valuing certain identifiable assets include, but are not limited to, the selection of valuation methodologies, future expected cash flows, discount rates, and useful lives.

For goodwill, management applies judgement to determine if circumstances or events indicate if an impairment may exist. The estimate of the fair value of the related reporting unit includes several judgments, each with inherent uncertainties such as estimated future cash flows of the reporting unit and the discount rate applied to those estimated future cash flows.

Sensitivity of Estimate to Change:

Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

The impact to our financial statements for change of one year to the estimated lives our intangible assets would be approximately $0.6 million.

The Company completed its most recent annual assessment on November 30, 2021, and there was no impairment of goodwill at the assessment date.

Liquidity and Capital Resources

We have financed operations primarily through the sale of equity securities, borrowings under various security and loan agreements, and payments from customers. Our operating losses have been significant, as reflected in our accumulated deficit of $178.3 million and $156.8 million as of July 31, 2022, and January 31, 2022, respectively.

In connection with the Business Combination completed on August 3, 2022, ZeroFox received total net cash proceeds of $64.8 million, inclusive of the cash balances obtained through the merger with IDX and after the repayment of certain amounts of ZeroFox and IDX long term debt and transaction-related expenses. Prior to the completion of the Business Combination, we experienced an elevated level of redemptions, resulting in $10.2 million in the L&F trust account. The majority of the net proceeds of the Business Combination were provided by the Convertible Notes Financing, $150.0 million, and the Common Equity PIPE Financing, $20.0 million. Notwithstanding the value of redemptions we experienced, we believe that our cash on hand, the net proceeds of the Business Combination, and additional facilities with our current lenders will be sufficient to meet our cash requirements for at least the 12 months following the date of this prospectus.

Additional future sources of liquidity may come from the issuance of additional debt, exercise of Warrants, and/or the issuance of new shares of Common Stock. In the case of additional debt, we are permitted by the Indenture to issue no more than $50.0 million of senior debt. If we raise funds by issuing debt securities, such debt securities would have rights, preferences and privileges senior to those of holders of our Common Stock. The terms of debt securities or borrowings could impose significant restrictions on our operations. For Warrants, the Company will receive the proceeds from the cash exercise of any Warrants. The aggregate proceeds of the exercise of all outstanding Warrants, assuming cash exercise, would be $186.5 million. We believe the likelihood that warrant holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Common Stock, the last reported sales price for which was $5.50 on October 7, 2022. If the market price for our Common Stock is less than $11.50 per share, we believe the warrant holders will be unlikely to exercise their Warrants. Any proceeds from the exercise of Warrants would increase our liquidity, but our ability to fund our operations is not dependent upon receipt of cash proceeds from the exercise of Warrants. We may issue additional shares of our Common Stock or other equity securities of equal or senior rank in the future for investment or operational purposes. If we issue additional shares of Common Stock, dilution to our public shareholders may occur and the market price for our Common Stock may decrease and/or become more volatile.

The amount, timing, and mix of future amounts of liquidity will depend upon the judgment of ZeroFox’s management, the market price of our Common Stock, and prevailing interest rates, among other factors. Future capital requirements will depend on many factors including, but not limited to, cash collected from customers, additional borrowing, acceleration of sales and marketing costs to facilitate revenue expansion, and the continued adoption of our subscription products.

The shares of Common Stock being offered for resale pursuant to this prospectus by the Selling Securityholders represent approximately 84.4% of the outstanding shares of Common Stock as of October 7, 2022 and approximately 121.0% of our public float (after giving effect to the issuance of shares upon the exercise of the Private Placement Warrants and the issuance of 16,863,708 shares upon conversion of the Notes, which assumes we exercise our option to pay interest in kind and the maximum additional shares are issued). Given the substantial number of shares of Common Stock being registered for potential resale by the Selling Securityholders pursuant to this prospectus, the sale of shares by the Selling Securityholders, or the perception in the market that the Selling Securityholders of a large number of shares intend to sell shares, could increase the volatility of the market price of our Common Stock or result in a significant decline in the public trading price of our Common Stock.

Cash Flows

The following table presents a summary of our cash flows for the periods presented:

	Year Ended January 31,			Six Months Ended July 31,
	2022	2021	2020	2022	2021
	(dollars in thousands)
Cash, cash equivalents, and restricted cash at beginning of year	$13,864	$22,898	$9,382	$10,374	$13,864
Net cash used in operating activities	(18,072)	(15,058)	(18,633)	(13,844)	(8,525)
Net cash used in investing activities	(5,038)	(7,993)	(804)	(728)	(4,945)
Net cash provided by financing activities	19,698	14,074	33,018	7,047	4,985
Foreign exchange translation adjustment	(78)	(57)	(65)	54	(45)

Cash, cash equivalents, and restricted cash at end of year	$10,374	$13,864	$22,898	$2,903	$5,334

Operating Activities

Our largest source of cash is payments from customers. Our primary uses of cash stem from personnel-related expense, third-party hosting expense, data source expense, and overhead expense, which is primarily comprised of IT support, facilities, and insurance expense. We have primarily funded operations through a combination of equity and debt financing. Cash used in operating activities primarily consists of our net losses from operations adjusted for non-cash expenses, including change in fair value of warrant liability, stock-based compensation expense, depreciation and amortization expense, and changes in period operating assets and liabilities.

We have used cash to develop our platform, build our go-to-market capabilities and establish an administrative and support infrastructure to accommodate our future growth and expansion activities. In 2013, when we started our company, the market for digital risk protection was nascent and emerging and few providers and/or solutions existed to address digital risk protection. From our inception, we have invested, primarily in personnel, to develop a technology platform and to educate the market regarding the external cybersecurity risks businesses face in this evolving digital economy and the protections we offer to mitigate or eliminate those risks. As such, we have incurred significant costs to hire, train and retain key personnel in engineering, sales, marketing and executive positions to establish a foundation for sustained growth.

We expect that the cash available from the Common Equity PIPE Financing and Convertible Notes Financing, together with any remaining funds available from the Trust Account after redemptions, will be sufficient to meet our liquidity requirements for at least the 12 months following the consummation of the Business Combination. If we are not able to consummate the Business Combination, there can be no assurance that we could raise additional funds to maintain sufficient liquidity.

We deploy a subscription-based software-as-a-service business model whereby existing customers account for the majority of our revenue. The costs to renew and expand revenue from existing customers is significantly less than the costs to acquire new customers. Additionally, as we continue to grow in the markets we serve today, we will be able to leverage our platform and the scale from our engineering, support and administrative functions across a larger customer and revenue base. We have incurred operating losses since our inception, and we have historically funded our operations through the issuance of redeemable convertible preferred stock and debt. We expect to continue to incur operating losses for at least the next two years as we continue to build out our capabilities until we are able to generate positive operating cash flows from the scale achieved from our revenue growth and operating efficiencies; however, we may face significant risks associated with the successful execution of our business plan, including rising customer acquisition costs, increased competition and market risk.

Cash used in operating activities for the six months ended July 31, 2022, was $13.8 million which consisted of our net loss of $21.5 million adjusted by $5.6 million of non-cash expenses and $2.0 million of net cash inflows from changes in operating assets and liabilities. The changes in operating assets and liabilities were driven by $2.8 million in cash inflow from accounts receivable, primarily due to the historical cyclical timing of billings for the Company being most significant at year-end; $3.5 million in cash inflow from deferred revenue, primarily due to the growth in revenue; $2.7 million of cash outflows from accounts payable, accrued compensation, accrued expenses, and other current liabilities, primarily due to the timing of payments for variable personnel compensation and the payment of liabilities related to the Business Combination; and $1.6 million in cash outflows from prepaid expenses and other assets, primarily due to $0.6 million of reimbursable transaction expenses; $0.4 million of sales tax receivable from a customer; and $0.5 million of advanced payments for future goods, services, and marketing events.

Cash used in operating activities for the six months ended July 31, 2021, was $8.5 million which consisted of our net loss of $17.3 million adjusted by $7.8 million of non-cash expenses and $1.0 million of net cash outflows from changes in operating assets and liabilities. The changes in operating assets and liabilities were driven by $2.0 million in cash inflow from accounts receivable, primarily due to the historical cyclical timing of billings for the Company being most significant at year-end; and $1.1 million in cash outflows from prepaid expenses and other assets, primarily due to advanced payments for future goods, services, and marketing events.

Cash used in operating activities during the year ended January 31, 2022 was $18.1 million, consisting of our net loss of $38.4 million adjusted by $11.8 million of non-cash expenses and $8.5 million of net cash inflows from changes in operating assets and liabilities. Cash used in operating activities during the year ended January 31, 2021 was $15.1 million, consisting of our net loss of $22.7 million adjusted by $5.6 million of non-cash expenses and $2.0 million of net cash inflows from changes in operating assets and liabilities. Cash used in operating activities during the year ended January 31, 2020 was $18.6 million, consisting of our net loss of $22.7 million adjusted by $2.6 million of non-cash expenses and $1.5 million of net cash inflows from changes in operating assets and liabilities.

Investing Activities

Cash used in investing activities for the six months ended July 31, 2022, was $0.7 million which consisted of $0.5 million of capitalized software development costs and $0.2 million of capital expenditures for property and equipment. Cash used in investing activities for the six months ended July 31, 2021, was $4.9 million which consisted of $4.3 million cash paid to complete the acquisition of Vigilante, $0.4 million of capitalized software development costs, and $0.3 million of capital expenditures for property and equipment.

Cash used in investing activities during the year ended January 31, 2022 was $5.0 million, consisting of $3.8 million in net cash paid for the acquisition of Vigilante and $1.2 million in capital expenditures and capitalized software development costs. Cash used in investing activities during the year ended January 31, 2021 was $8.0 million, consisting of $7.2 million in net cash paid for the acquisition of Cyveillance and $0.8 million in capital expenditures and capitalized software development costs. Cash used in investing activities during the year ended January 31, 2020 was $0.8 million for capital expenditures and capitalized software development costs.

Financing Activities

Financing activities for the six months ended July 31, 2022 provided $7.0 million of cash which primarily consisted of $7.0 million of net proceeds from new borrowings from Orix Growth Capital, LLC, partially offset by a repayment of debt of $0.5 million to InfoArmor. Financing activities for the six months ended July 31, 2021 provided $5.0 million of cash which consisted of net proceeds of $5.0 million from new borrowings from Orix Growth Capital, LLC.

Financing activities for the year ended January 31, 2022 provided $19.7 million of cash proceeds, consisting of $20.0 million of net proceeds from new borrowings. Financing activities for the year ended January 31, 2021 provided $14.1 million of cash proceeds, consisting of $37.1 million of net proceeds from new borrowings offset by $23.0 million of debt repayments. Financing activities for the year ended January 31, 2020 provided $33.0 million of cash proceeds, consisting of $21.1 million of proceeds from the sale of redeemable convertible preferred stock, $8.4 million of proceeds from the issuance of convertible notes and $14.7 million of net proceeds from new borrowings offset by $11.2 million of debt repayment.

Debt Obligations

The following table presents a summary of our debt obligations for the periods presented:

	As of July 31, 2022
	Stated Interest Rate	Gross Balance	Unamortized Debt Discount	Unamortized Deferred Debt Issuance Costs	Discount on Note Payable	Net Carrying Value
	(dollars in thousands)
Stifel Bank	4.50%	$15,000	$71	$426	$—	$14,503
Orix Growth Capital, LLC(1)	10.00%	37,500	382	987	—	36,131
InfoArmor	5.50%	2,813	—	—	182	2,631
PIPE Investors(2)	5.00%	5,156	—	—	—	5,156

		$60,469	$453	$1,413	$182	$58,421

Current portion of long-term debt						$6,094
Long-term debt						52,327

						$58,421

(1)

As part of the closing of the Business Combination on August 3, 2022, the note payable to Orix Growth Capital, LLC was repaid along with a prepayment fee of $1.1 million, accrued interest, and other fees, for a total payment of $38.7 million.

(2)

As part of the closing of the Business Combination on August 3, 2022, the original principal amount of the notes payable to PIPE Investors were set off against those investors’ obligations under Common Equity Subscription Agreements those investors had entered into with LNFA.

	As of January 31, 2022
	Stated Interest Rate	Gross Balance	Unamortized Debt Discount	Unamortized Deferred Debt Issuance Costs	Discount on Note Payable	Net Carrying Value
	(dollars in thousands)
Stifel Bank	4.50%	$15,000	$96	$574	$—	$14,330
Orix Growth Capital, LLC	10.00%	30,000	349	608	—	29,043
InfoArmor	5.50%	3,281	—	—	213	3,068
PIPE Investors	5.00%	5,032	—	—	—	5,032

		53,313	$445	$1,182	$213	$51,473

Current portion of long-term debt						$5,970
Long-term debt						45,503

						$51,473

Material Cash Requirements

Our material cash requirements are associated with repayment of debt, principally the Notes, and obligations associated with non-cancelable contracts for the purchase of goods and third-party services and operating leases. The Notes have an initial conversion price of $11.50 per share, subject to adjustment as provided in the Indenture. We expect to satisfy these cash requirements through cash from operations along with possible future borrowings, either under existing facilities or new facilities, or possible future equity issuances.

The following table summarizes current and long-term material cash requirements as of July 31, 2022:

	As of July 31, 2022
	Total	Less than 1 year	1-3 years	3-5 years	Thereafter
	(dollars in thousands)
Operating leases(1)	$1,473	$887	$586	$—	$—
Purchase commitments(2)	3,645	2,692	953	—	—
Debt repayments	60,469	7,344	46,875	6,250	—

	$65,587	$10,923	$48,414	$6,250	$—

The following table summarizes current and long-term material cash requirements as of January 31, 2022:

	Payments Due By Period
	Total	Less than 1 Year	1-3 years	3-5 years	Thereafter
	(in thousands)
Operating leases(1)	$1,948	$1,035	$913	$—	$—
Purchase commitments(2)	5,878	3,453	2,425	—	—
Debt repayments	53,313	5,970	36,343	11,000	—
Total	$61,139	$10,458	$39,681	$11,000	$—

(1)	Relates to our office facilities.
(2)	Relates to non-cancelable purchase commitments to purchase products and services entered into in the normal course of business.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency

To date, the majority of our sales contracts have been denominated in U.S. dollars (USD) with a limited number of contracts denominated in foreign currencies. Revenue denominated in USD was approximately 89%,

86%, and 85% for the years ended January 31, 2022, 2021, and 2020, respectively, and 90% for six months ended July 31, 2022 and 2021. Operating expenses within the United States are primarily denominated in U.S. dollars, while operating expenses incurred outside the United States are primarily denominated in each country’s respective local currency.

The functional currency of our foreign subsidiaries is each country’s respective local currency. Assets and liabilities of the foreign subsidiaries are translated into USD at the exchange rates in effect at the reporting date, and income and expenses are translated at average exchange rates during the period, with the resulting translation adjustments directly recorded as a component of accumulated other comprehensive income (loss). Foreign currency transaction gains and losses are recorded in other income (expense), net in the consolidated statements of operations. As the impact of foreign currency exchange rates has not been material to our historical operating results, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.

We do not believe a hypothetical 10% increase or decrease in foreign exchange rates would have had a material impact on our financial statements.

Interest Rate Risk

As of July 31, 2022 and January 31, 2022, we had $60.5 million and $53.3 million, respectively, of outstanding borrowings under term loans. As part of the Business Combination completed on August 3, 2022, a total of $42.5 principal value of notes was repaid or otherwise satisfied and we obtained $150 million of convertible notes. The convertible notes have a fixed interest rate of 7.0%, if interest is paid in cash, or 8.75% if interest is paid in-kind. Of our notes outstanding after completion of the Business Combination, the Convertible Notes and InfoArmor note have fixed interest rates and the Stifel Bank note has a variable interest rate that would subject us to interest rate fluctuations

We do not believe a hypothetical 10% increase or decrease in interest rates would have had a material impact on our financial statements.

Emerging Growth Company

Upon the consummation of the Business Combination, we will be an emerging growth company, as defined in the JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

BUSINESS

Unless the context otherwise requires, all references in this section to “we,” “us” and “our” generally refer to ZeroFox following the Business Combination.

Who We Are

ZeroFox is an enterprise cybersecurity software-as-a-service company that addresses the full lifecycle of external cyber threats and risks for its customers. External cybersecurity encompasses the threats that target internet accessible systems, devices and digital assets that exist beyond the protection of an organization’s endpoint and firewall systems. The ZeroFox platform addresses these risks by providing enterprises external threat intelligence and protection to disrupt attacks and threats to brands, people, systems, assets and data, and respond to data breaches across the internet. The integration of IDX’s technology into the ZeroFox platform enhances the platform to support expanded use cases, additional cross-sell synergy opportunities between ZeroFox’s and IDX’s customer bases and future growth. The combined business creates a unique competitive advantage by providing external threat protection capabilities and breach response services, for companies protecting against, or responding to, an external cyberattack, effectively capturing the entire lifecycle of the external cybersecurity market.

Organizations are increasingly challenged by cybercriminal activity, with the number of employee and customer records compromised exceeding tens of billions annually. The ZeroFox platform goes beyond traditional threat intelligence to protect organizations from threats outside the firewall with AI-driven analysis, experienced intelligence analysts with unique dark web access, and comprehensive breach response and adversary disruption services. The ZeroFox platform enables actionable intelligence to disrupt phishing, impersonations, malicious domains and data leakage.

We provide customers with an innovative and comprehensive platform for digital attack detection and protection. The ZeroFox platform is powered by patented artificial intelligence innovations, full spectrum threat intelligence, and response and disruption capabilities that are designed to detect external threats to brands, people, systems, assets and data across a customer’s public attack surface and dismantle and remediate attacks against those brands, people, systems, assets and data. Our patented technology collects and processes millions of pieces of content, rich media, posts, messages, global intelligence and threat actor activity across the digital landscape, including social media sites, public, deep and dark web forums, mobile app stores, code repositories, and thousands of digital platforms and discrete content sources. From the data we collect and process, we can identify and remediate issues like targeted phishing attacks, credential and account compromise, data exfiltration, and brand hijacking threats. With the growing digital presence of enterprise organizations, our modular ZeroFox platform is designed to meet the external cybersecurity needs of our customers as well as enable the ZeroFox platform to quickly add new capabilities.

Our Story

We are a Washington, D.C. metro-based company, founded in 2013, based on the recognition that the emergence and adoption of social media, mobile applications and cloud computing by enterprise organizations would fundamentally change the cybersecurity paradigm. Social media represents much more than a platform where individuals connect online. The adoption of social media has also revolutionized the way that people communicate with each other and, subsequently, how enterprises and organizations enable communication among employees, customers, partners, and prospects. Mobile applications accelerated the digital transformation in which earlier versions of the web would need to become interactive and persist across multiple modern mediums. Furthermore, cloud computing’s continued evolution and adoption demonstrate how organizations are more comfortable with data residing beyond their traditional security perimeter outside of the historical boundaries of IT governance and control.

An increasingly large number of businesses, including those in industries that were slower to adopt digital technologies, have adopted social media, mobile applications and cloud computing, with critical digital assets now residing outside of traditional firewalls. These organizations now offer mobile and web applications as a key driver of their revenue production in order to make customer access easier, transactions smoother, and their services more engaging. These same organizations have aggressively embraced social media and digital channels to interact and transact with customers, vendors, and partners. This dramatic shift has created an enormous digital footprint on the “public” internet, expanding the attack surface to include all externally available digital platforms. These public platforms are largely ungoverned, unmonitored and unprotected by existing perimeter and internal security technologies. This public attack surface exposes these organizations and their respective communities to targeted cyberattacks, data loss, phishing scams, compliance violations and account takeovers.

The COVID-19 pandemic has further accelerated the movement toward a digital-first strategy for an increasing number of organizations. Given the shift to work-from-home arrangements and consumers’ increasing reliance on digital engagement for services, organizations and their security teams must continue to implement new security strategies that protect against external digital threats to ensure trust and reduce risks. The modern enterprise IT infrastructures are commonly characterized by greater decentralization, cloud-based collaboration, and a growing dependency upon cloud-hosted operating systems. Growing attacks on this external attack surface will drive the need for advanced, innovative, artificial-intelligence-powered external cybersecurity solutions, such as ours.

We have completed strategic acquisitions that have expanded our platform’s core capabilities and provided important additions of human talent, technology and intellectual property, customers and revenue. We acquired Cyveillance, a business unit of Lookingglass Cyber Solutions, Inc, in September 2020 and more recently, we acquired Vigilante ATI, Inc. in June 2021. Our acquisition of IDX, a provider of digital privacy protection and breach response services, in the Business Combination materially enhances the ZeroFox business.

IDX, a Portland, Oregon-headquartered company, was founded in 2003 with a mission to address the growing risks that stem from emerging external cybersecurity threats and data breaches that result in expanding corporate fraud and harms to an organization’s employees, customers, and partners. The IDX enterprise platform protects individuals from the risks of privacy compromise and identity cybercrime and remediates the negative effects that can result. As organizations began to experience cybersecurity attacks and breaches at a growing frequency and severity, IDX expanded its platform offering by providing data breach response services, leveraging its digital protection platform that enable organizations to comply with cybersecurity laws and regulations, and associated corporate risks. The IDX business is poised to benefit from this tailwind, serving organizations of all sizes that have experienced an attack, breach, or cyber compromise.

Industry Overview

Enterprise cybersecurity, compliance, governance and risk management teams are under-resourced and overwhelmed with an influx of issues and high-priority threats, and they lack purpose-built applications to successfully address external cyber threats and risks. Consequently, organizations are insufficiently prepared to deal with external cyber threats and risks and may fall victim to cybercrime. In general, external threats, unlike internal threats and risks that may be caused by disgruntled or untrained employees, are comprised of individuals that are not employees or affiliated with an organization and where the attacking infrastructure is not within the logical or physical confines of an organization’s network. Successful external cyberattacks may result in both loss of revenue and increased liability following the compromise or breach of sensitive customer data or intellectual property, as well as business disruption, extortion, impaired reputation and the need to provide for regulatory compliance.

Cybersecurity leaders need a single source of truth and a consolidated external cybersecurity platform to provide broad visibility and defensibility in the digital-first world. External cybersecurity solutions call for the ability to quickly assess and understand an organization’s digital horizon, to then correlate that information, and, ultimately, take action to prevent attacks, limit exposure, remediate an incident and disrupt the adversary. This area of the cyber landscape is becoming increasingly relevant, since malicious events can become major disruptors of a business, its brand, reputation, supply chain, ability to interact online, conduct commerce, and operate in a normal course.

As illustrated in the following diagram, our view of the emerging external cybersecurity market is large and security and risk teams need to address several different threat vectors daily with converging technologies and workflows.

Total Addressable Market (“TAM”) is based on 2025 Estimates of each segment. 1) “Vulnerability & Attack Surface Management” by Markets and Markets (May 2020). 2) “ID Protection / Privacy” by Research and Markets (October 2020). 3) “Cyber Threat Intelligence” by Verified Market research (August 2020) and “SOAR Market” by Adroit Market Research (July 2020). 4) “DRP Market” by Futuremarketinsight (September 2020) and “MSS Market Share” by Gartner (December 2020).

The external cybersecurity market opportunity encompasses the simultaneous management of several different technology segments that include but are not necessarily limited to the following critical components:

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Digital Risk Protection: the discipline of identifying and protecting the brand or brands, mobile applications, domains, executives, digital accounts, locations and the overall digital footprint of an organization.

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Cyber Threat Intelligence or Advanced Threat Intelligence: the monitoring of platforms, forums and underground internet marketplaces for threat intelligence content that pertains to companies, people and their inherent risk postures, and the reporting of relevant threat intelligence.

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Attack Surface Management: the awareness, understanding and continuous identification of the total set of technology systems and digital platforms that an organization has exposed to the open internet and is visible to both the organization and their potential adversaries. The attack surface includes technologies ranging from corporate firewalls and routers to cloud instances, mobile devices and IoT/EoT devices as well as IP addresses, domains, networks and hosts’ names.

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Vulnerability Management: the process of identifying, assessing, remediating and reporting security vulnerabilities in software and systems that attackers can potentially use to compromise a device and repurpose as a platform to extend and compromise a network.

•	Breach Response: the processes and corresponding courses of action to analyze and mitigate the potential negative impact and harms caused by the breach of an organization’s data, which includes notifying individuals whose sensitive personal information may have been exposed in an unauthorized manner by the breach, and taking steps, including providing protection software and services, to address the risks of harm to the affected individuals and the organization, as a result of the breach.

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Security Orchestration and Automation: the process of integrating a disparate ecosystem of required security tools and processes to automate tasks for simpler, more effective security operations, enabling analyses of relevant data, and the timely correlation and orchestration of the actions to take in order to mitigate risk and loss.

In an increasingly digital-first world, we believe that organizations need personnel, systems, and software, combined with continuous identification, protection and breach response capabilities to effectively manage the external cybersecurity landscape. Organizations attempt to manually integrate data, workflows and responses across multiple vendors, the collective effort of which is sometimes referred to as “swivel chair security.” Security teams become fatigued after failing to align these critical processes. Unintegrated security systems and platforms that produce threat data without the capability to take remediation actions can become burdensome to cybersecurity teams. A platform-based approach, such as the ZeroFox platform, that is designed to provide an organization with results and demonstrated outcomes offers a more successful solution to their external cybersecurity needs. These outcomes include efficient and aggregated content with context and, most importantly, actions to keep organizations, people, assets, and intellectual property more secure.

Industry Trends

Cybersecurity and related threats such as ransomware and data breaches are top-of-mind for governments and corporations around the world. The macro level changes driving the digital-first world will continue for the foreseeable future, driving the need for external cybersecurity solutions. A 2020 Gartner research report forecasted that the penetration of the target audience for digital risk protection services will increase from 1% to 10%, representing a 1,000% increase in the adoption of digital risk protection solutions by organizations in less than a five-year period.

We believe that the following trends will continue to increase the demand for external cybersecurity solutions:

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The increase in remote work is likely to continue. This shift toward working more from home, or in a hybrid home/office arrangement, is likely to drive decentralization of corporate IT beyond the protection of the traditional perimeter, resulting in a greater chance of adversarial risk being introduced into an organization’s systems, applications, and workflows.

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A continued acceleration of digital adoption, including emerging businesses that disrupt industries with new and unique technologies, is likely to continue. As the adoption of digital technologies continues, people will likely use a greater breadth of devices. We expect that this pattern will continue, with increased reliance on mobile phones and tablets before expanding into devices integrated into new automobiles, homes, other business and personal devices- all representing an expansion of the potential attack surface for malicious actors targeting an organization, its employees and customers.

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We will likely see a continued increase and evolution in cybercrime and ransomware. As a result of organizations’ and governments’ inabilities to proactively identify, track, stop and convict criminals that operate on the open internet or criminal underground, or outside the jurisdiction of authorities where hacks occur, cyberattacks, rampant financial fraud, abuse and extortion will likely continue to compromise organizations, intellectual property and nation-state secrets.

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Continued fragmentation of the cybersecurity industry with organizations providing point intelligence, protection and response solutions or capabilities is also likely to continue. Other cybersecurity providers may add external threat intelligence and digital risk protection capabilities but may lack the technical expertise and operational experience that we have built into our consolidated and unified platform over the last decade to create a competitive advantage.

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We will likely see an increase in cybersecurity protections and government requirements, combined with multidimensional enforcement by regulators. Cybersecurity laws already exist in many U.S. states, and we are beginning to see new enhancements and further regulation passed by states, including California and Virginia. The passage of expanded and additional state laws is likely to propel the trend toward a patchwork of provisions and requirements that increase the pressure on organizations to enhance their cybersecurity and compliance. Several new cybersecurity bills are pending in the U.S. Congress. Additionally, many national and multinational data protection laws, led by the GDPR in the European Union further add pressure for enhanced cybersecurity.

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There will be a continued shortage of adequate and qualified, well-trained cybersecurity staff for enterprises and governments. Organizations face a critical shortage of experienced cyber-trained talent. According to CyberSeek in partnership with the National Initiative for Cybersecurity Education (NICE), led by the National Institute of Standards and Technology (“NIST”), in the United States alone, as of January 2022, over 500,000 positions were open for cybersecurity professionals. Companies are recruiting for technical automation and 24x7 support personnel to augment and complement already strained operations and staff processes.

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Consequences of cybersecurity breaches have become more severe. An ongoing wave of high-profile breaches in multiple industries has exposed a broad range of data. The monetary and reputational cost of these breaches, whether malicious or inadvertent, is increasing rapidly, and the regulatory and compliance risks can result in levied fines and penalties, as well as the need to implement new technologies.

Growth Strategy

We intend to deliver exceptional and innovative external cybersecurity solutions that prioritize customer satisfaction and business resiliency. Embracing these priorities, we are pursuing the following growth strategies:

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Drive new customer acquisition and adoption through innovation. We intend to grow our base of new customers by serving them with our artificial intelligence capabilities provided by the ZeroFox platform. This platform-based approach enables us to build trusted relationships while providing security outcomes on use cases that our customers value.

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Expand high margin business. We intend to focus on and continue to grow our higher margin enterprise platform subscription business in industry verticals that are experiencing the highest rates of cyberattacks.

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Expand relationships with partners. We also intend to continue to build our relationships with our channel partners, including Value-Added Resellers (VARs), Original Equipment Manufacturers (OEMs) and distribution partners, as well as cyber insurer and legal breach response partners.

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Increase adoption and platform usage by current customers. As we enhance our platform’s capabilities, we expect that our customers will choose to adopt and purchase additional platform modules and services to address additional external cybersecurity use cases and security pain points.

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Expand our global footprint. We intend to continue to grow our international customer base by increasing our investments in our international go-to-market efforts, operations, partners and delivery capabilities.

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Expand our total addressable market through strategic acquisitions. We intend to complement our organic growth investments with strategic acquisitions in complementary technologies and markets to successfully execute on our long-term vision and platform strategy. We have proven our capability to identify, acquire and integrate targets to expand our TAM, enhance our solution offering, and accelerate our growth.

Our Solutions

We provide mission-critical external cybersecurity solutions to customers around the world. Customers rely on us to address important cybersecurity problems and challenges that they face today and look for our guidance regarding the problems they will face tomorrow. The ZeroFox platform is a cloud-native enterprise software-as-a-service application focused on providing external cybersecurity teams with comprehensive solutions to address external cybersecurity threats and risks. Our platform employs continuous digital identification and detection, comprehensive threat intelligence and persistent adversary disruption to support a wide variety of cybersecurity use cases that address pervasive business challenges. Our customers’ adoption of the ZeroFox platform commonly begins with the purchase of one or two core components and grows over time. Our platform features a comprehensive set of capabilities as visually depicted in the following diagram:

ZeroFox Protect: ZeroFox Protect enables organizations to configure protective capabilities to continuously identify and protect their external assets. Our digital risk protection capabilities cast a digital net around owned assets across the internet including digital representations for the organization’s brands, identities, systems, executives, accounts, domains, and mobile applications to secure their digital presence against targeted attacks, protect privacy, and decrease fraudulent activity across the internet. These capabilities include:

•	Account Protection: the protection of digital accounts to protect those accounts from suspicious activity, impersonation, takeover, and compromise.

•	Brand Protection: the intelligent identification of threats to brands to decrease the reach and efficacy of attacks.

•	Executive Protection: the enabling of comprehensive control and protection for an executive’s digital footprint to ensure it is free of impersonations, sensitive data leakage and other cyber risks.

•	Domain Protection: the continuous scanning of the internet for malicious and infringing domains to decrease the effectiveness of targeted attacks.

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Identity and Privacy Protection: identifying and protecting an individual’s digital footprint in order to detect and address potential threats and compromises to their online privacy or sensitive personal and financial information, as well as to ensure the individual’s footprint is free of impersonations, inappropriate content and other cyber risks.

ZeroFox Predict: ZeroFox Predict provides customers with a broad array of global threat intelligence solutions that assist with predicting emerging new threat vectors. We provide threat intelligence solutions that enable customers to directly search across our data lake of global threat indicators, tactics, adversary intelligence, exploits, vulnerabilities, and security tools. Additionally, customers can request advanced cyber-criminal investigations or engagement, or customers can directly import data into their ecosystem to power other security tools and workflows. ZeroFox Predict includes:

•	Threat Hunting: a platform to search, in real-time, strategic, operational, and tactical global threat intelligence.

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Advanced DarkOps Investigations: our multilingual research and intelligence team allows for embedded interaction across the deep and dark web forums as a specialized capability that can be leveraged for advanced adversary investigation and disruption.

•	Global Data Feeds: aggregated data of intelligence collections across the internet to ingest relevant threats and indicators of compromise findings into a customer’s technology stack.

ZeroFox Detect: ZeroFox Detect, powered by proprietary artificial intelligence, gives customers real-time asset and vulnerability awareness for their external-facing internet digital footprint. This component of our platform provides technical capabilities to execute continuous attack surface identification and detection, which empowers the customer to gain an up-to-date picture of its internet accessible digital footprint. The digital presence typically includes social media and collaboration platform accounts, domains, internet facing infrastructure, such as port, data, content, and images. More specifically, this component includes the following identification and detection capabilities:

•	Domains: continuous domain monitoring and analysis for malicious indicators is required to ensure capturing the domain when it is hosting malicious content, code, or payloads.

•	Digital Platform Accounts: a catalogue of owned digital accounts for brands, executives, individuals, locations, products, to adequately know how and when to secure assets.

•	Internet-accessible Infrastructure: ensures the mapping of the external internet facing infrastructure, externally-accessible networks and digital infrastructure components.

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Public, Private, and Proprietary Data, Content, and Images: the collection and analysis of data, content, images, and other information anywhere sensitive public, private, and proprietary information may reside on the internet to better secure the customer’s enterprise.

ZeroFox Response: ZeroFox Response enables organizations to provide the required 24x7 level of support necessary to quickly respond to cyber incidents, including external attacks, data loss or exfiltration, ransomware and potential breaches. With the global increase in computer generated information and data that is stored in the cloud, nearly every organization is more vulnerable to some levels of external cyber threats and risk. These threats and risk are often eventually exploited by persistent malicious actors and criminals around the world, resulting in breaches and other types of disruption or compromise of varying intensity and scale. ZeroFox Response enables our customers to reduce overall enterprise risk by responding to these situations responsibly, in a timely manner, and in compliance with regulatory requirements.

ZeroFox Response also is able to offer a comprehensive data breach notification and response solution as a managed service for the breached enterprise. In coordination with outside counsel and cyber insurers, our breach response service provides a dedicated project manager in order to ensure breach notification, information website, communications with the affected individuals, as well as enrollment in an appropriate SaaS solution that provides privacy and identity protection to the affected population. Our breach response solution is designed to comply with federal and state privacy and data breach notification laws and regulations in order to reduce overall risks to the breached enterprise. Capabilities include:

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Response: responding to a breach frequently requires operational rigor and constant communications with affected organizations and individuals. We execute this often-regulatory requirement on behalf of our customers by providing a 24x7 call center, publicizing extensive FAQs tailored for the particular breach incident and maintaining required compliance services.

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Protection: in addition to providing responses services, regulated enterprises are often required, to provide ongoing protection services to compromised individuals to address their risks of harm. Our platform provides software to detect and address these risks, combined with complementary concierge-style services.

ZeroFox Disrupt: ZeroFox Disrupt leverages our platform to report, block, and take down an attack’s core components across the internet. These malicious command and control threats often take a significant amount of time to comprehensively identify and then remove from the internet. We support customers by decreasing this significant cost through automation and leveraging technically-enabled solutions to report, block, deny lists, sinkhole and take down the components of an attack across the internet. By working with our global disruption network, we are able to block and redirect traffic from malicious and nefarious locations. Capabilities include:

•	Takedowns: the scalable execution of content removal on relevant platforms on the customer’s behalf.

•	Disruption-as-a-Service: collaborating with partners to block internet traffic from navigating to malicious locations across the web.

The ZeroFox Platform

The ZeroFox platform is powered by patented artificial intelligence capabilities and is built on a modern cloud-native technology architecture that supports our core capabilities and solutions. Our engineering teams, which are aligned by scrum development methodology, deploy code updates and improvements to our platform on a continual delivery basis. Additionally, our customers and partners alike can easily use and implement integrations to our platform with other vendors. This integrated ecosystem, which is built on top of our platform APIs, enables us to extend an organization’s technology investment in ZeroFox thereby maximizing our customers’ investments in other cybersecurity categories such as endpoint, network, identity, security event management, security orchestration and automation, and IT service management. Our App Library has hundreds of connected applications, or “apps”, that allow our customers to integrate our platform into their operational and security processes. We also provide our platform capabilities to customers via enterprise mobile apps available from the Google Play and Apple App Stores. The following diagram depicts the type of data our platform collects and artificial intelligence we have implemented in the ZeroFox platform.

The ZeroFox platform’s transparent artificial intelligence-powered engine curates content and distills the most critical issues of open source intelligence. We also leverage our research analysts to provide context and review of additional platforms, forums, and marketplaces in the form of human intelligence to create a more holistic and complete view of the threat landscape. Our customers’ cybersecurity teams utilize this intelligence to make informed decisions regarding remediation actions.

The patented artificial intelligence-powered engines in the ZeroFox platform enable automation and analysis-at-scale in several key areas. The ZeroFox platform has implemented artificial intelligence capabilities in machine learning, natural language processing, computer vision and deep learning. An example of our computer vision capabilities includes embedded image identification where we can train our algorithms to find images within images. This is particularly useful when looking for objects like company logos and credit cards. An additional example of our approach and implementation of advanced optical character recognition (OCR) enables us to extract characters and words regardless of language from images for further automated computer analysis. Our modular approach to artificial intelligence design and implementation has enabled us to use our components individually or in combination with each other to help address external cybersecurity challenges.

We employ a proprietary technology backend and have optimized our platform to provide a customer-centric turnkey user experience from a customer’s initial onboarding and configuration to ongoing use, reporting and analytics and maintenance. Our platform can be quickly configured, effectively optimizing our customer’s experience by minimizing their time-to-value and time to implement enhanced security controls.

Operationally, our around-the-clock OnWatch managed security team strives to become the natural extension of our customer’s security operations center. The ZeroFox platform is coupled with internal runbook integrations and workflows that allow for and enable global reach, response and capacity. OnWatch teams are deployed in locations around the world to provide customers prompt follow-the-sun operational experience.

We have extended the ZeroFox App Library to integrate with the ZeroFox platform with the essential vendors within an organization’s security and information technology tech stack. These integrations add value to our customers by providing enhanced visibility and threat intelligence context. The following diagram is a visual example of technologies that the ZeroFox platform through the ZeroFox App Library can integrate with in an organization.

A robust digital-first information security strategy warrants a comprehensive approach that is aligned with known security standards such as NIST and ISO to support external cybersecurity demands. Security teams need an integrated digital risk protection suite with capabilities needed to secure the public attack surface focusing on identification protection, intelligence, disruption and breach response. We have been recognized as a cybersecurity leader by industry analysts, including being rated best-in class for brand intelligence and takedown services in the 2021 Forrester External Threat Intelligence Services Wave, receiving the 2022 Maryland International Business Leadership Award, being named as a 2022 finalist for SC Trust Award in Threat Intelligence and we have collected other top industry awards such as the Red Herring Top 100 North America, the SINET16 Champion, Dark Reading’s Top Security Startups to Watch, Best of Black Hat and the 2015 Security Tech Trailblazer of the Year.

Our Customers

As of July 31, 2022, we had over 2,100 customers, including 3 of the Fortune 10, protecting over 40,000,000 digital assets, including over 1,200 customers from our acquisition of IDX. We have key reference customers in many industry verticals to include but not necessarily limited to education, energy, entertainment, financial services, government healthcare, media, retail, services, and technology that we believe validate our solutions in the market, and our customers range from small and medium-sized organizations to Fortune 500 companies.

On a combined basis, excluding IDX’s contract with OPM, which was acquired as part of the Business Combination, no single customer accounted for more than three percent (3%) of our revenue in fiscal 2022. OPM will continue to be a meaningful revenue-generating customer and the details are included within the audited financials in this filing. See “—Acquisition Strategy and IDX Combination—IDX History and Business Overview” below.

Case Studies

Top Financial Institution

Customer Overview & External Cybersecurity Challenge: A large financial institution with significant assets under management, thousands of employees, and several lines of business and offerings strives to be a financial services cybersecurity thought leader. This desire and objective has manifested itself through thoughtful and robust cybersecurity programs and frameworks, consistent investments in best-in-class human talent and the implementation of best-of-breed innovative technologies to mitigate risk throughout the organization. Similar to other large financial institutions, this organization was continuously targeted by external attackers with ongoing threats of impersonations, domain spoofing, attempted reconnaissance and exploitation of internet accessible systems, malicious and fraudulent mobile applications, and phishing attacks.

Solution: The financial industry thought leader conducted an early-market evaluation of vendors in fiscal year 2014 that were focusing on niche areas in what would become the external cybersecurity market. We were selected given our investments in threat intelligence, attack detection and disruption and has repeatedly partnered with this organization to expand the usage of the platform, drive adoption of artificial intelligence and new global operation center capabilities and increase the number of subscriptions.

The Business Result for ZeroFox: This customer’s revenue grew six hundred percent over the past seven years to be a multi-million-dollar annual account with a multi-year go-forward contract.

Leading Automotive Manufacturer

Customer Overview & External Cybersecurity Challenge: A global automotive manufacturer with global manufacturing capabilities to include a global hybrid employee and contracted workforce prides itself on being an industry leader in enterprise risk management. As a global corporation, enterprise risk management includes but is not limited to workforce safety, product quality assurance, customer safety and cybersecurity risk management. Even with robust security controls, an incident occurred, and millions of customer records were exposed externally.

Solution: The company moved quickly to bring in external cybersecurity assistance knowing there could be legal liability in addition to regulatory and compliances issues due to the incident. We were selected as the provider of choice given our platform’s deep technical capabilities, our proven experience to manage cybersecurity incidents for large, complex organizations and our unique capability to provide both reactive and proactive external cybersecurity services.

The Business Result for ZeroFox: We closed an initial million-dollar contract with this customer and see multiple opportunities for creating a more meaningful partnership with them in the future.

Mission Critical Organization

Customer Overview & External Cybersecurity Challenge: A mission critical organization with a rich legacy in investing in best-of-breed cybersecurity technologies to protect sensitive information and intellectual property experienced an increased level of persistent external cyberattacks. The organization acknowledged that these external cybersecurity attacks were growing in volume and sophistication and ultimately became aware of a successful breach of their security controls.

Solution: The organization executed on a commercially quick competitive process to identify a solution provider: technology, services, or some combination thereof to assist them with the incident and breach. IDX was selected as the breach response provider for this organization and ZeroFox was subsequently identified and selected as the external cybersecurity provider of record to further secure this organization’s internet accessible footprint with threat intelligence, digital risk protection services, and disruption capabilities.

The Business Result for ZeroFox: We closed an initial opportunity via a short sales cycle for reactive services and then subsequently closed a meaningful proactive services upsell opportunity representing over forty times the initial deal value.

Acquisition Strategy and IDX Combination

We have successfully completed strategic acquisitions that have expanded our platform’s core capabilities. These acquisitions have provided us with incremental value through the addition of human talent, technology and intellectual property, customers, and revenue.

IDX History and Business Overview

IDX was founded in 2003 and over the course of more than ten years built an enterprise-grade digital privacy protection and breach response services business. In 2015, IDX was awarded a three-year, $330 million contract by OPM and DoD to provide protection services covering approximately 21,500,000 current and former federal government employees and contractors that were impacted by the breach of OPM personal background investigation records. Earning this award required IDX to comply with rigorous government security standards, making the IDX data breach response business well-positioned to further serve organizations that experience large-scale data breaches. We believe that winning this award resulted in further market validation, increased visibility, and enhanced reputation for IDX as a leading data breach response provider in the United States by revenues.

In 2018, OPM expanded the value of contract award to approximately $460,000,000 over a term of another 5.5 years making it one of the largest cybersecurity contracts awarded. This expanded contract was also awarded to IDX. IDX’s performance under this contract further validated IDX’s belief that it is a leading platform provider for both government and commercial data breach response services in the United States by revenues.

Many of the IDX government awards are subject to a competitive bid process and are awarded on the basis of technical merit, personnel qualifications, experience and price. Our future revenues and income could be materially affected by changes in government procurement policies and related oversight, and other risks generally associated with government contracts. Our eligibility to perform under our federal government contracts requires us to maintain adequate security measures. We have implemented security technologies and procedures that we believe adequately satisfy the requirements of our federal government contracts.

Synergies with IDX

ZeroFox’s combination with IDX brings significant, tangible strategic benefits to the combined value proposition for our customers. In many cases, IDX customers do not have adequate external cybersecurity solutions for their internet accessible attack surface, which creates opportunities for the combined company to introduce IDX customers to the ZeroFox AI-powered protection platform to enhance their cybersecurity readiness and posture.

Likewise, with IDX, ZeroFox can now provide enhanced digital privacy protection and data breach response services to enterprise customers. This expands our external cybersecurity value proposition to create powerful benefits for our customers by addressing full lifecycle risks and consolidating everything needed to address external attacks and inevitable breaches under one trusted party and platform. This combined offering provides new customers a single solution to address the entire external cybersecurity lifecycle.

IDX’s cloud-native and modular platform already has integrations with the ZeroFox platform. Additionally, the IDX software development lifecycle aligns closely with ZeroFox’s development best practices, including an agile development methodology, continuous integration and continuous deployment processes, and the use of microservices and container technologies in a cloud-native hosting environment. The combined platform provides ZeroFox with competitive advantages by leveraging a highly scalable architecture, extensive security and compliance certifications, and a flexible and customizable platform that can be rapidly configured to meet customer needs and easily integrated with our customers’ existing software applications.

Acquisition of Vigilante

On June 7, 2021, we acquired Vigilante ATI, Inc. Vigilante provides customers with a clear view of the cybercriminal underground economy through the Vigilante cloud-based platform. The platform clearly depicts potential indicators of attack and compromise on customers’ infrastructure, whether their credentials, financial information, personally identifiable information, and other sensitive information is being traded, and helps contextualize tactics, exploits, and vulnerabilities that are leveraged against enterprise organizations. This strategic tuck-in transaction accelerated our ability to further deliver enhanced threat intelligence collection, analysis and hunting capabilities to large scale enterprise customers.

Acquisition of Cyveillance

On September 30, 2020, we acquired the Cyveillance business unit and related assets from Lookingglass Cyber Solutions, Inc. Cyveillance’s tradecraft and intellectual property are based on decades of experience in providing top enterprise organizations with threat intelligence, cybersecurity, brand, and executive protection services. This transaction broadened our ability to deliver a suite of digital risk protection solutions powered by global threat intelligence to enterprise customers.

Sales and Marketing

Our sales team is bifurcated into two sub-organizations: a new customer acquisition team and an existing customer account management team. These teams are further structured into named-account sales teams that focus on a broad target of customer verticals and regions ranging from enterprise to small and medium-sized businesses. Most of our current business is currently in North America and as such, the team is proportionate in size and focus to our customer base. Members of the account management team are focused on creating successful customer outcomes, renewing customer subscriptions, and expanding platform adoption to drive customer upsell values.

In alignment with our corporate strategy, we are a channel-first organization. Our go-to-market strategy leverages our partner community to reach our desired customer cohorts. In North America, we generally rely on a single tier value-added reseller and partner community. In other regions, we may employ a two-tiered approach by leveraging a network of distributors who manage the various channel partners within desired territories or regions.

Our comprehensive marketing strategy focuses on an inbound marketing model designed to deliver high efficacy contact-to-opportunity conversion rates and efficient pipeline velocity. We execute field, partner, and demand programs to drive ongoing engagement with prospects and leverage our sales development organization to mature those engagements into sales pipeline opportunities. Once prospects become customers, we continue engagement with solution-oriented content created by ZeroFox experts and executives through numerous collaboration channels designed to drive increased customer revenue and optimize our customers’ long-term value. Additionally, we conduct webinars and podcasts, participate in cybersecurity industry events, and utilize our product marketing team to drive market awareness through thought leadership. The sophistication and experience of the ZeroFox threat intelligence enables us to productize our thought leadership into daily and weekly threat intelligence reports, quarterly threat landscape reports, and annual threat reports. Other tactics leveraged to maximize inbound traffic include paid media, content syndication, social media, outbound campaigns, public relations, and remarketing advertising. These tactics frequently rely on the ZeroFox website to drive awareness, education, and opportunity conversion on the ZeroFox platform’s broad set of artificial intelligence capabilities. Furthermore, the website has been optimized to assist with this lead conversion in mobile, tablet and traditional desktop engagements. Marketing automation workflows continuously engage prospects throughout the buyers’ journey with thought leadership and solution-centric content to advance their understanding of our solutions’ business value proposition.

Our global field and partner marketing strategy is designed to maximize the leverage of partner ecosystems and build brand engagement at regional and territory levels to drive and accelerate pipeline growth. Additionally, we have strong participation in many significant cybersecurity conferences and trade shows across many global geographies to expand our brand reach. In alignment with our sales approach, we also have a channel-first sales and marketing strategy. To support this strategy, we have a technology-enabled way to communicate and collaborate with partners at all sales lifecycle stages, from demand generation through technical validation and close. We believe that we have a state-of-the-art partner portal that allows global partners to take advantage of all aspects of our marketing strategy, content and accelerated readiness around rapid product innovations to drive demand within their customer base and ensure their technical and sales staff’s readiness.

Competition

The market for our platform and services is competitive and characterized by rapid changes in technology, customer requirements, industry standards, and by frequent new product and service offerings and improvements. Today, we see competition from the following by general categories:

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digital risk protection providers such as Proofpoint, Mimecast and Recorded Future who primarily focus on select niche sub-sector categories within security or take more of an investigative-focused approach;

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broad infrastructure security vendors such as CrowdStrike, Palo Alto Networks and Rapid7, through its acquisition of IntSights, who are supplementing their traditional endpoint or network security solutions with threat intelligence solutions;

•	data breach response services providers, such as Experian, Kroll, and Transunion, that have dedicated units focused on data breach response in most cases in combination with other related offerings;

•	privacy and identity protection providers such as NortonLifeLock, Experian, and Transunion who are focusing on driving consumer awareness and adoption of credit-related protection services; and

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managed security service and system integrator solution providers such as Secureworks (formerly Dell Secureworks), IBM, and Accenture who are using people to augment their combined technology offerings.

We believe that our external cybersecurity solutions offer advantages as compared to products offered by our competitors based on the following factors:

•	ability of our platform to address the entire external cybersecurity lifecycle with protection, prediction, detection, response and disruption associated with cyberattacks and incursions;

•	ability of our artificial-intelligence powered platform and human threat intelligence team to acquire global data sets at scale on behalf of our customers;

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ability of our platform and related service capabilities to assist our customers from the discovery of a potential cyber breach through notification and protection of the enterprise by ensuring compliance with federal and state privacy and breach response laws and regulations, as well as the risks of harm to those individuals impacted by the breach and compromise of personal information;

•	ability of our platform to leverage artificial intelligence to analyze data efficiently and effectively at scale to help customers achieve a wide variety of security protections;

•	ability of our platform’s App Library integrations to drive enhanced value to customers through partner technology workflow automation and enhanced data contextualization; and

•	ability of our platform to drive in-platform policy orchestration enabling customers to automate ZeroFox-centric workflows.

We offer full adversary kill chain disruption capability in the market today by automating the process for removal of malicious or infringing content and we provide the ability to coordinate and/or integrate with several partners to disrupt cyberattacks.

Research and Development

We devote significant resources to improve and enhance our solutions and maintain the effectiveness of our platform. We also work closely with our customers to gain valuable insights into their threat environments and security management practices to assist in designing new solutions and features that extend the capabilities of our platform. Our engineering staff monitors and tests our software on a regular basis, and we maintain a regular Continuous Integration (CI) and Continuous Delivery (CD) release framework to update and enhance our platform and its modular capabilities. Leveraging our on-demand platform model, we can seamlessly deploy real-time upgrades with no downtime.

Human Capital

Our corporate culture is built on the goal of creating a diverse and inclusive environment where employees’ unique opinions and feedback are respected, desired and acted upon. As a team, employees constantly collaborate and work together to set policy, communicate openly and drive an environment of transparency. For example, we frequently have global town hall meetings where the agenda is set by employees, hosted by employees that volunteer to emcee each event, and where multiple regions and business units are always recognizing their achievements and successes. Additionally, each global town hall also has a segment, referred to as the ZeroFox Fellow Foxes segment, where employees get the opportunity to thank and recognize their peers anonymously or in an open forum in front of the entire company for going above and beyond. These recognitions are commonly surprises and are sure to put smiles on many faces. Lastly, it’s not uncommon to see dozens of Fellow Foxes recognitions in a single town hall; Foxes love to work hard and recognize their teammates.

The Fellow Foxes practice is an example of the framework and value system that has been built to recognize and reward employees based upon meritocracy. We believe that most talent not only wants to be listened to but also challenged and rewarded where they can rise to their full potential and deliver their top performance in a healthy, fun work environment. Our workforce’s ability to execute relentlessly in pursuit of company objectives is both a primary differentiator and a critical component contributing to our success. Our people team designs and implements key initiatives and employs business-driven human resources programs to recruit, hire, empower, develop, assess, and retain industry talent. First, we aim to build an effective team by leveraging our global footprint to find the right people, in the right geographies and place them into the right roles. Next, we empower employees to take ownership in their work while providing them with the tools, resources, and time to do their jobs well. We invest in our staff, offering coaching, training, and other support to develop short- and long-term skills and provide them with opportunities for career growth. Our semi-annual performance management cycle, which is purposefully decoupled from compensation discussions to encourage non-biased dialogue, encompasses both look back and look ahead elements to celebrate success, make improvements and develop competencies to address future business needs. To ensure that we retain a highly capable workforce that represents a variety of diverse backgrounds and complies with contractual obligations and local compliance regulations, we regularly benchmark our program against industry standards, diversity objectives and key employee drivers.

As of July 31, 2022, we employed 578 employees and 20 contractors. Our workforce is geographically distributed across the United States and various other locations across the globe. None of our current employees are represented by a labor union and we have not experienced work stoppages. We consider our employee relations to be in good standing and we invest in them. We value our employees as a meaningful asset to our company.

Employee Health & Safety / COVID-19

We are committed to protecting the physical well-being of our employees, families, and customers. To address the evolving complexities introduced by COVID-19, we have and will continue to take multiple steps to promote safety, realign workforce planning strategy, and support employee needs while continuing to drive customer satisfaction. We regularly review and update our health and safety plan based on guidelines, rules and capabilities issued by local, regional, and countrywide healthcare organizations. At present, a large majority of employees work from home. In select geographies some employees can optionally work out of a local office in a hybrid environment, and there is another group of employees that work primarily in the office. As the world reopens and employees potentially transition back toward an office setting, our offices have reopened with modified configurations based on requirements and recommendations from local, state, national government, and health institutions. Concurrently, we have used a phased approach that entails re-classifying ongoing work locations across all roles and implementing a flexible hybrid work model where appropriate. While onsite, we have protocols in place to help keep employees, customers, and other visitors safe. We exercise an abundance of caution where safety is concerned and are ultimately prepared, resourced and equipped to exceed customer expectations, whether working onsite or remote.

Facilities

We are headquartered in the Washington D.C. metropolitan area with our primary office in Baltimore, Maryland where we occupy over 10,000 square feet of office space pursuant to a lease that expires in February 2023 subject to the terms thereof. Our headquarters was built to reflect our corporate culture, operational needs, and dedication to employee happiness. We lease additional offices in regions throughout the United States, including, but not limited to, approximately 15,000 square feet of office space in Portland, Oregon for IDX’s operations and around the world, including in the United Kingdom, Chile and India. We believe that our current facilities are adequate to meet our current needs and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

Since the beginning of the COVID-19 pandemic, we have shifted our approach from almost entirely in-person to a flexible work environment that is comprised of in-person, hybrid in-person and remote, and 100% remote. We consider our 100% remote team part of our “Global Office” and that team is properly supported and securely enabled for remote-only work. Our hybrid team has access to work in-person and remote from designated offices around the world, and our in-person teams have designated offices they report to for work.

Intellectual Property

The intellectual property rights we hold are a foundational and integral asset in our broader business portfolio and are core to our long-term strategy to create stockholder value. We rely on intellectual property protection under law (patents, trademarks, copyrights, and trade secrets) and leverage our rights through various agreements, including license agreements, confidentiality and non-disclosure agreements, and employee non-disclosure and assignment of inventions agreements.

We believe all these intellectual property rights enable us to be a leading innovator in, and provider of, cloud-based external cybersecurity software-as-a-service for organizations to protect against, detect and remediate external digital threats and risks—such as phishing, malware, scams, impersonator accounts, piracy, counterfeit goods—present across the internet. From what we consider to be a market leadership position in innovation, we can attract both customers and employee talent.

From inception, we anchored our business’ value proposition to the rapid creation of intellectual property; today this objective remains central to our platform, capabilities technology, and go-to-market strategy. Since then, we have ambitiously expanded our intellectual property portfolio by creating new inventions, tradecraft and proprietary know-how stemming from our operational experience and research and development efforts.

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ZeroFox has 28 issued patents, 24 of which are in the U.S., in addition to 3 patent applications that have been granted allowance as well as 6 pending patent applications; these include intellectual property relating to attack surface identification, threat intelligence and digital risk protection. The active patents are expected to expire between 2029 and 2041. In addition, ZeroFox owns dozens of trademark registrations throughout the world and numerous registered domain names for websites that we use in our business, such as www.zerofox.com.

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Identify Theft Guard Solutions, Inc. (“ITGS”), as a wholly owned subsidiary of ZeroFox, has 28 issued patents and 6 pending patent applications (including continuations of the 2 issued patents) in the U.S., covering IP in breach response and privacy protection. The active patents are expected to expire between 2031 and 2039. In addition, ITGS owns several software products, has 8 registered trademarks and 2 pending trademark registrations in the U.S., multiple registered domain names and has invested heavily in its business processes and proprietary know-how.

We will continue to invest in the innovation and development of our intellectual property portfolio through business acquisitions, technology alliance and strategic licensing relationships, and ongoing research and development. Our intellectual property rights will be at risk because invalidation, circumvention and third-party intellectual property claims, and litigation remain possible. In addition, our industry is competitive so the intellectual property created by our competitors could limit the adoption of our technologies and products.

We believe competitors may try to develop products that are similar to ours and that they may infringe our intellectual property rights. Additionally, competitors or other third parties may also claim that our platforms and other solutions infringe their intellectual property rights. Third parties may in the future assert claims of infringement, misappropriation, and other violations of intellectual property rights against us or our customers, with whom our agreements may obligate us to indemnify against these claims.

Despite our best efforts to protect and aggressively expand our intellectual property rights, there is always the potential that they may not be respected in the future or may be invalidated, circumvented, or challenged. The cybersecurity industry is characterized by the existence of a large and expanding number of patents and frequent claims and related litigation based on allegations of patent infringement or other violations of intellectual property rights. We believe our approach to constantly invest in intellectual property is a meaningful component of our corporate strategy to mitigate intellectual property risk and liability. As an organization, we may elect to protect our intellectual property rights and challenge our competitor’s infringing use of such rights. Successful claims of infringement by a third party could prevent us from offering certain products or features, require us to develop alternate, non-infringing technology, which could require time and during which we could be unable to continue to offer our affected products or solutions, require us to obtain a license, which may not be available on reasonable terms or at all, or force us to pay damages, royalties, or other fees.

For additional information, see the section titled “Risk Factors-Risks Related to Legal and Regulatory Matters.”

Backlog

We enter into both single and multi-year subscription contracts for our solutions. We generally invoice the entire amount at contract signing prior to commencement of the subscription period. Until such time as these amounts are invoiced, they are not recorded in deferred revenue or elsewhere in our consolidated financial statements, and are considered backlog. As of July 31, 2022, we had $42.3 million in total deferred revenue, which excluded backlog of approximately $15.0 million. Of this amount, approximately $3.5 million is expected to be billed in fiscal year 2023. We expect backlog will change from period to period for several reasons, including the timing and duration of customer agreements, varying billing cycles of subscription agreements, and the timing and duration of customer renewals. Because revenue for any period is a function of revenue recognized from deferred revenue under contracts in existence at the beginning of the period, as well as new and renewing contracts during the period, backlog at the beginning of any period is not necessarily indicative of future revenue performance.

Government Regulation and Legal Affairs

As a provider of cloud-based external cybersecurity solutions and identity management systems, our business is potentially subject to a variety of domestic and international laws and regulations relating to the collection, use, retention, protection, transfer, and processing of business data, personal data, and other sensitive information. Certain aspects of our offerings may involve access to and use of personally identifiable information and other sensitive data. The nature of cybersecurity product, identity offerings and related services requires the collection of various types of data. In the operation of our business, we may collect the types of data covered by these laws and regulations including personally identifiable information, information about an individual’s health and financial information about individuals. To the extent we are in possession of such data and these various laws and regulations are determined to apply to us, this could require us to adopt additional operational, technological and security measures to protect and manage such information which could increase our costs of operations. Our failure to comply with such laws and regulations could also result in monetary fines and reputational damage which would have a negative impact on our business. These laws and regulations include, but are not limited to, GDPR, CCPA, CPRA, the Electronic Communication Privacy Act (“ECPA”), Computer Fraud and Abuse Act (“CFAA”), the Gramm-Leach-Bliley Act (“GBLA”), and the HIPAA/HITECH Act. In addition to these, other laws and regulations relating to cloud computing, cross-border data transfer restrictions, data collection and data localization may apply to our business as we expand outside of the U.S. market.

In particular, the ECPA provides standards for accessing electronic communications while in storage or intercepting them in transit. The CFAA prohibits intentionally accessing a computer without, or in excess of, authorization. Interpretation of these laws and their scope continues to evolve, and their potential applicability to our business remains uncertain and subject to future developments. If interpretation of these laws evolves in such a way as to have a direct impact on our business, such as impacting the manner in which we conduct data collection as part of our security research efforts, it could result in additional compliance costs or changes to our operations. The GLBA and its implementing regulations restrict certain collection, processing, storage, use and disclosure of personal data, require notice to individuals of privacy practices and provide individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information. These rules also impose requirements for the safeguarding and proper destruction of personal data through the issuance of data security standards or guidelines. The HIPAA/HITECH Act, and even more stringent state health information privacy laws, impose mandatory contractual terms and other obligations with respect to safeguarding the privacy, security, and transmission of protected health information and de-identified health information, on covered entities which include health care providers or health care plans. Although we are not directly regulated by these laws, our business of providing security and identity management to our customers requires us to have access to and process data shared with us by our current or future customers who may be covered by these laws and regulations. Accordingly, these customers may contractually require us to collect, store, protect and process their data in ways that are intended to help them fulfill their legal obligations under these laws and regulations. These obligations may impact our business or impose additional operating costs.

Laws and regulations outside the U.S., and particularly in Europe, often are more restrictive than those in the U.S. Applicable laws and regulations may require us to implement privacy and security policies, permit customers to access, correct, and delete personal information stored or maintained by us, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals’ consents to use personal information for certain purposes. In addition, some foreign governments require that personal information collected in a country not be disseminated outside of that country without consent or other implemented safeguards.

For example, GDPR applies to the processing (which includes the collection and use) of certain personal data of data subjects in the EEA. As compared to previously effective data protection law in the European Union, the GDPR imposes additional obligations and resulting risk upon our business and increases substantially the penalties to which we could be subject in the event of any non-compliance. Administrative fines under the GDPR can amount to 20,000,000 Euros or four percent of our worldwide annual revenue for the prior fiscal year, whichever is higher. We may be required to incur, in the future, substantial expense in complying with the obligations imposed by the GDPR, potentially making significant changes in our business operations, which may adversely affect our revenue and our business overall. Additionally, because there have been very few GDPR actions enforced against companies similar to ours, we are unable to predict how they will be applied to us or our customers. Despite our efforts to comply with the GDPR, a regulator may determine that we have not done so and subject us to fines and public censure, which could harm our company financially and negatively affect our reputation. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have been found to not provide adequate protection to such personal data, including the U.S. We have undertaken certain efforts to conform transfers of personal data from the EEA to the U.S. and other jurisdictions based on our understanding of current regulatory obligations and the guidance of data protection authorities. Despite this, we may be unsuccessful in establishing or maintaining conforming means of transferring such data from the EEA, in particular because of continued legal and legislative activity within the European Union that has challenged or called into question the legal basis for existing means of data transfers to countries (including the U.S.) that have been found to not provide adequate protection for personal data.

The implementation of the GDPR has led other jurisdictions to either amend existing laws or propose new data privacy and cybersecurity laws to resemble all or a portion of the requirements of the GDPR (e.g., for purposes of having an adequate level of data protection to facilitate data transfers from the E.U.). Accordingly, the challenges we face in the E.U. will likely also apply to other jurisdictions outside the E.U. that adopt laws similar to the GDPR or regulatory frameworks of equivalent complexity. For example, the CCPA became enforceable on July 1, 2020. The CCPA has been characterized as the first “GDPR-like” privacy statute to be enacted in the U.S. because it contains several provisions similar to certain provisions of the GDPR. In addition, the CPRA was passed by California voters in November 2020. The CPRA amends the CCPA by creating additional privacy rights for California consumers and additional obligations on businesses, which could subject us to additional compliance costs as well as potential fines, individual claims, and commercial liabilities. The majority of the CPRA provisions will take effect on January 1, 2023. The CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., as other states or the federal government may follow California’s lead and increase protections for U.S. residents. For example, the Virginia Consumer Data Protection Act and the CCPA have already prompted several proposals for new federal and state privacy legislation that, if passed, could increase our potential liability, add layers of complexity to compliance in the U.S. market, increase our compliance costs and adversely affect our business.

Our business is also subject to laws relating to import and export control such as U.S. export licensing requirements, trade and economic sanctions administered by the U.S. Office of Foreign Assets Control and anti-bribery laws such as the FCPA and the U.K. Anti-Bribery Act.

We believe that we are in material compliance with the laws and regulations that are applicable to us.

Many of these laws and regulations, such as those related to data protection and privacy, are frequently being revised and new laws in different jurisdictions are being adopted. Therefore, we must continually evolve our business practices to satisfy these regulatory obligations. We have policies and procedures that we rely on to satisfy these requirements and are transparent with our customers regarding our business practices, product features and types of data that are collected when a customer uses our security solutions.

In addition to the existing regulatory framework applicable to our business, some governments are considering whether to take a more active role in regulating the cybersecurity industry and, in the U.S., there are efforts to have the federal government regulate digital platform companies. New regulations in these two areas could impact our go-to-market model. Therefore, we keep abreast of these potential changes and how they may impact our business.

Aside from the efforts that we undertake to comply with these obligations, most of our customers are subject to the same or similar regulatory oversight, and some of our customers have adopted more stringent requirements than required by law. Consequently, some customers either expect us to comply with their own compliance-related initiatives or require us to contractually commit to meeting certain data privacy or cybersecurity provisions, such as signing a business associate agreement in the case of a healthcare covered entity. We believe that our security solutions may help our customers in industries such as healthcare, government and finance fulfill their compliance obligations. See “Risk Factors—Risks Related to Legal and Regulatory Matters—If we are not able to satisfy data protection, security, privacy, and other government- and industry-specific requirements or regulations, our business, results of operations, and financial condition could be harmed.”

From time to time, we may be subject to various legal proceedings, investigations or claims that arise in the ordinary course of our business activities. As of the date of this filing, we are not currently a party to any litigation, investigation or claim the outcome of which, if determined adversely to it, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, financial position, results of operations or cash flows or which otherwise are required to be disclosed under Item 103 of SEC Regulation S-K.

MANAGEMENT

The following table sets forth the name, age and position of each of our executive officers and directors as of the date hereof. Each such individual was elected an executive officer and/or director effective upon the consummation of the Business Combination and previously served as an executive officer and/or director of ZeroFox, IDX or L&F, as applicable, prior to the consummation of the Business Combination:

Name	Age	Position
James C. Foster	43	Chief Executive Officer and Chairman of the Board
Kevin T. Reardon	49	Chief Operating Officer
Timothy S. Bender	54	Chief Financial Officer
Michael Price	44	Chief Technology Officer
John R. Prestridge, III	62	Chief Marketing Officer
Scott O’Rourke	47	Chief Revenue Officer
Thomas P. FitzGerald	56	General Counsel and Corporate Secretary
Peter Barris	70	Director
Sean Cunningham	64	Director
Adam Gerchen	40	Director
Todd P. Headley	59	Director
Thomas F. Kelly	69	Director
Samskriti King	49	Director
Corey M. Mulloy	51	Director

Directors

James C. Foster is a co-founder of ZeroFox, where he has served as Chairman of the Board and Chief Executive Officer since 2013. From 2010 to 2012, Mr. Foster served as a Senior Vice President at Accuvant, Inc. where he was responsible for accelerating growth and profitability following the acquisition of Ciphent, Inc. in 2010. From 2006 to 2010, Mr. Foster was the founder and Chief Executive Officer of Ciphent, Inc. before its sale to Accuvant. Mr. Foster has a history of working in high-growth cybersecurity startups including Guardent (acquired by Verisign) and Foundstone (acquired by McAfee). Earlier in his career, Mr. Foster worked in various roles supporting the United States Department of Defense and its contractor base. He holds a B.S. in software applications from Capitol University and is a Fellow at The Wharton School of Business at the University of Pennsylvania. Mr. Foster has authored or co-authored over a dozen books relating to cybersecurity including Buffer Overflow Attacks, Writing Security Tools and Exploits, and Sockets Shellcode Porting. We believe Mr. Foster is qualified to serve on our Board due to, among other things, the experience he brings as the founder, Chief Executive Officer and current Chairman of the Board of ZeroFox.

Peter Barris has served as a member of the ZeroFox board of directors since 2014. From 1999 to 2017, Mr. Barris was the Managing General Partner of New Enterprise Associates (“NEA”), a venture capital firm with over $20 billion of assets under management. After retiring in 2019, Mr. Barris has served as NEA’s chairman. Under his leadership, NEA invested in transformative technology companies including CareerBuilder, Tableau, Diapers.com, Groupon, Jet.com, Juniper Networks, Macromedia, Salesforce.com, TiVo, and Workday. Mr. Barris also serves on the board of directors of Groupon, Inc. (Nasdaq: GRPN), Sprout Social, Inc. (Nasdaq: SPT), Berkshire Grey, Inc. (Nasdaq: BGRY) and NextNav Inc. (Nasdaq: NN) and is currently a director of several private companies. Prior to joining NEA, Mr. Barris was President and Chief Operating Officer of Legent Corporation and Senior Vice President of the Systems Software Division of UCCEL Corporation. Prior to his time at Legent Corporation, Mr. Barris spent almost a decade at General Electric Company (NYSE: GE) in a variety of management positions, including Vice President and General Manager at GE Information Services. He is Vice-Chair of the Northwestern University Board of Trustees and serves on the board of trustees of In-Q-Tel and the Brookings Institution. Mr. Barris has also served on the Executive Committee of the Board of the National Venture Capital Association and was a founding member of Venture Philanthropy Partners, a philanthropic organization in the Washington, D.C. area. Mr. Barris received a B.S.E.E. from Northwestern University and an M.B.A. from the Tuck School of Business at Dartmouth. We believe Mr. Barris is qualified to serve on our Board due to, among other things, his service on the ZeroFox board of directors and his many years of experience leading and investing in transformative technology companies and his public company board experience.

Corey M. Mulloy joined ZeroFox as a director in 2015. He is a partner at Highland Capital Partners, which he joined in 1997. While at Highland, Mr. Mulloy has worked closely with the founders of several portfolio companies, including seven that completed public offerings and twenty that exited through acquisition transactions. Prior to Highland, Mr. Mulloy worked as a financial analyst at Robertson, Stephens & Co., L.L.C., an investment bank, and The Whitman Group. Mr. Mulloy previously served on the board of directors of Gigamon, Inc. (listed on NYSE until 2018: GIMO) and serves as a director of a number of private companies. Mr. Mulloy has served on the Swarthmore College Board of Managers since 2020 and the College’s Investment Committee since 2007. Mr. Mulloy received a B.A. in economics from Swarthmore College and an M.B.A. from Harvard Business School. We believe Mr. Mulloy is qualified to serve on our Board due to, among other things, his service on the ZeroFox board of directors, his many years of leadership in investment banking working with portfolio companies that completed public offerings and his public company board experience.

Todd P. Headley joined ZeroFox as a director in 2014. Mr. Headley previously served as a director of Qualys, Inc. (NASDAQ: QLYS) from 2015 to 2018, LogRhythm, Inc. from 2014 to 2018, Phantom Cyber from 2015 to 2018 and was the Chief Financial Officer of Sourcefire, Inc. (listed on NASDAQ until 2013: FIRE) from 2003 until its acquisition by Cisco Systems, Inc. in 2013. Prior to Sourcefire, Mr. Headley held key financial management positions in four venture-backed technology start-ups: Riverbed Technologies, Roadshow, BioNetrix and POMS. Mr. Headley also currently serves on the Executive Board of the Virginia Tech University APEX Center for Entrepreneurs. From 1992-2003 Mr. Headley held key financial management positions in several venture-backed technology start-ups, four of which were successfully acquired. Mr. Headley began his career in 1985 in public accounting with Arthur Andersen LLP. He is a CPA and holds a B.S. in accounting from Virginia Tech. We believe Mr. Headley is qualified to serve on our Board due to, among other things, his service on the ZeroFox board of directors, his many years serving as director of public companies in the technology space and his extensive financial management and accounting background.

Samskriti King joined ZeroFox as a director in 2021. Since 2019, Ms. King has been the Chief Executive Officer of Veracode, Inc., a leading provider of application security testing. She was one of the earliest employees of Veracode when the company was founded over 15 years ago and also served as Veracode’s Chief Strategy Officer, Executive Vice President for Product Strategy and Corporate Development and Vice President of Product Marketing and Service Delivery. Prior to Veracode, Ms. King held leadership positions in cybersecurity and technology companies including Verisign and Razorfish. Ms. King currently serves as a director of Progress Software Corporation (NASDAQ: PRGS) and is a member of the Board of Trustees of the Massachusetts Technology Leadership Council. She earned her B.S. in computer science from the University of Strathclyde in Glasgow, Scotland, where she earned the prestigious Charles Babbage Award, awarded to the student with the highest academic achievement in the graduating class. Ms. King received her M.S.E. in computer and information science from the University of Pennsylvania. We believe Ms. King is qualified to serve on our Board due to, among other things, her chief executive leadership experience running an application security testing business and current public company board experience.

Thomas F. Kelly served as President and Chief Executive Officer of IDX from 2017 until the Closing of the Business Combination and was elected a director of ZeroFox upon the Closing. From 2016 to 2017, Mr. Kelly served as a cybersecurity industry consultant. In the prior twenty years, Mr. Kelly was Chief Executive Officer of several software and security companies including AccelOps between 2015 and 2016 (acquired by Fortinet, 2016), Moxie Software, MontaVista Software (acquired by Cavium, 2009), BlueStar Solutions (acquired by Affiliated Computer Services, 2004) and Blaze Software (IPO then acquired, 2000). In the prior 25 years of his career, Mr. Kelly held executive leadership operating roles at several companies including Cirrus

Logic, Cadence Design Systems, and Frame Technology (acquired by Adobe, 1995). Mr. Kelly has served on numerous corporate boards over his career including at FEI, Epicor Software, and Blaze Software, and currently is on the board of directors of Fabrinet (NYSE: FN). Mr. Kelly received a B.S. in economics from Santa Clara University, and serves on several community and academic advisory boards. We believe Mr. Kelly is qualified to serve on our Board due to, among other things, his operational experience as Chief Executive Officer of IDX and extensive public company leadership and public company board experience.

Sean Cunningham joined IDX as a director in 2016 and served as a director of IDX until the Closing of the Business Combination and was elected a director of ZeroFox upon the Closing. Mr. Cunningham is currently Managing Director of ForgePoint Capital, which he joined in 2015. Prior to ForgePoint Capital, Mr. Cunningham led cybersecurity investment strategy at Intel Capital, most recently as Director of Venture Investments for over 15 years. Mr. Cunningham’s prior roles at Intel since 1994 also included the role of Marketing Director. Prior to Intel, Mr. Cunningham held various leadership positions at Sequent Computers and at ISC Systems. Mr. Cunningham also serves on the board of directors of a number of other private companies, including DeepSee.ai, Cloudentity, Anitian, and ReversingLabs. Mr. Cunningham has also served on the Gonzaga University School of Business Entrepreneurship Advisory Board. Mr. Cunningham holds a B.B.A. in finance and an M.B.A. from Gonzaga University. We believe Mr. Cunningham is qualified to serve on our Board due to, among other things, his experience as a venture capital investor in cybersecurity technology and guiding successful companies.

Adam Gerchen served as Chief Executive Officer and a director of L&F from 2020 until the Closing of the Business Combination and was elected a director of ZeroFox upon the Closing. Mr. Gerchen has also served as co-founder and Chief Executive Officer of Keller Lenkner, a law firm that has developed unique arbitration strategies and other innovations in mass actions since 2018. Additionally, in order to serve the large number of firm clients, and address the complexity of various areas of law, Mr. Gerchen also built a separate servicing business at Keller Lenkner in 2018 that combines client origination, intake, customer relationship management, IT, and settlement administration. From 2016 to 2017, Mr. Gerchen served as President of Burford Capital Limited (LSE: BUR) (“Burford”), the leading global finance firm focused on law. Previously, Mr. Gerchen co-founded and served as Chief Executive Officer of Gerchen Keller Capital (“GKC”) from 2013 until GKC’s sale in 2016 to Buford. Prior to its acquisition, GKC grew into the largest private investment and advisory firm focused exclusively on legal and regulatory risk, raising $1.4 billion of institutional capital. Across both organizations, products developed for and deployed into the legal sector included single-case litigation finance, portfolio funding, risk management & insurance, claim monetization, post-settlement, bankruptcy & insolvency, international arbitration, and patent and intellectual property. Mr. Gerchen holds a B.A. in economics from Brown University and a J.D. from Harvard Law School. We believe Mr. Gerchen is qualified to serve on our Board due to, among other things, his chief executive experience running L&F and two other successful investment firms.

Executive Officers

For information about James C. Foster, please see “Directors” above.

Kevin T. Reardon joined ZeroFox in 2020 as Chief Operating Officer. From 2016 to 2019, Mr. Reardon led Consulting, Strategy and Field Engineering for Symantec Corporation and helped transition the company on its sale to Broadcom, Inc. From 2015 to 2016, Mr. Reardon was Chief Information Security Officer for Blue Coat Systems, which was acquired by Symantec. From 2006 to 2015, Mr. Reardon was at McAfee Security and Intel Security in various senior leadership roles for Operations, Consulting, Strategy and the Office of the Chief Technology Officer. Mr. Reardon holds a B.S. in computer information systems from the University of Scranton.

Timothy S. Bender joined ZeroFox in 2016 as Chief Financial Officer. From 2012 to 2016, Mr. Bender served as Chief Financial Officer of Motionsoft, Inc., a provider of business and management solutions for member-based organizations in the fitness industry. From 2001 to 2012, Mr. Bender served as Vice President,

Accounting and Corporate Controller of Vocus, Inc. (listed on Nasdaq until 2014: VOCS). Mr. Bender holds a B.S.B.A. in accounting from Geneva College and is a CPA (currently inactive).

Michael Price joined ZeroFox in 2015 as its Chief Technology Officer, where he is responsible for leading and setting the vision for its technology. He oversees all aspects of engineering, research and development. Prior to ZeroFox, Mr. Price founded the mobile vulnerability intelligence company, Vulnr, serving as its Chief Executive Officer. From 2011 to 2013, Mr. Price served as the Vice President of Engineering of Appthority, and from 2001 to 2010 Mr. Price worked at McAfee, where he focused initially on enterprise vulnerability management and later served as the regional lead for McAfee Labs in Latin America. Mr. Price holds a B.S. in Security and Risk Analysis from The Pennsylvania State University. He is presently a graduate student at The Citadel, where he studies Intelligence and Security and also currently serves on a volunteer basis in support of State of Maryland and United States Armed Forces cybersecurity efforts.

John R. Prestridge, III joined ZeroFox in 2020 as its Chief Marketing Officer. He is a senior enterprise marketing, product, and sales executive with decades of experience delivering results for B2B software companies. From 2017 to 2020, Mr. Prestridge was Senior Vice President of North America and Global Chief Marketing Officer for EasyVista, Inc., a global information technology service management (ITSM) software company, and from 2009 to 2017, he was Vice President of Marketing and Product Strategy for SunView Software, Inc. Mr. Prestridge also held senior leadership roles in solutions and product marketing at Citrix Systems over his eight year tenure there.

Scott O’Rourke became the global leader of ZeroFox sales and Chief Revenue Officer in 2017. Prior to taking this role, Mr. O’Rourke was responsible for establishing the ZeroFox Commercial Sales team in 2015 and leading all US-based sales efforts since 2016. Before joining ZeroFox, ZeroFox, Inc., prior to the Business Combination, Mr. O’Rourke held numerous sales leadership roles, including serving as the Vice President of Enterprise Sales at Trustwave and sales positions at Interactions Corporation, Verizon and AT&T. Mr. O’Rourke received a B.S. in civil engineering from Virginia Tech and an M.B.A. in finance from Johns Hopkins University.

Thomas P. FitzGerald joined ZeroFox in 2021 as its General Counsel and Corporate Secretary. From 2013 to 2020, Mr. FitzGerald worked as an attorney at Cisco Systems, Inc. supporting the networking and security businesses, most recently of which he served as Senior Director, Legal where he managed the team of attorneys primarily responsible for Cisco’s Security Business Group. Mr. FitzGerald was the Vice President and Deputy General Counsel of Sourcefire, Inc. (listed on NASDAQ until 2013: FIRE) from 2009 until its acquisition by Cisco in 2013. From 1998 to 2009, Mr. FitzGerald worked in private practice at various national law firms in which his practice focused on emerging growth technology companies. Mr. FitzGerald received a B.A. in economics from Trinity College and a J.D. from American University.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Our Board has adopted Corporate Governance Guidelines that address items such as the qualifications and responsibilities of its directors and director candidates and corporate governance policies and applicable standards. In addition, our Board has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our Corporate Governance Guidelines and our Code of Business Conduct and Ethics is posted in the Investors section on our website at https://ir.zerofox.com. We intend to make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website. Information contained on or accessible through the website is not a part of this prospectus, and the inclusion of the website address in this prospectus is an inactive textual reference only.

Board Composition

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable our Board to satisfy its oversight responsibilities effectively in light of its business and structure, our Board focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

In accordance with our Certificate of Incorporation, we have a classified board of directors, with three directors in Class I (Peter Barris, Corey M. Mulloy and Sean Cunningham), each to initially serve for a term expiring at the first annual meeting of stockholders to be held in 2023, two directors in Class II (Samskriti King and Thomas F. Kelly), each to initially serve for a term expiring at the second annual meeting of stockholders to be held in 2024, and three directors in Class III (James C. Foster, Todd Headley, and Adam Gerchen), each to initially serve for a term expiring at the third annual meeting of stockholders to be held in 2025. At each such annual meeting and each succeeding annual meeting, directors shall be elected for a term of three years.

Director Independence

Our Board has determined that each of the directors on our Board other than James C. Foster and Thomas F. Kelly qualifies as independent directors, as defined under the rules of the Nasdaq Stock Market, and that the Board consists of a majority of “independent directors,” as defined under the rules of the SEC and the Nasdaq Stock Market relating to director independence requirements. In addition, we are subject to the rules of the SEC and the Nasdaq Stock Market relating to the membership, qualifications, and operations of the audit committee, as discussed below.

Role of Board in Risk Oversight

Our Board is responsible for the oversight of risk management related to the company’s business and accomplishes this oversight through the regular reporting to the Board by its committees. The audit committee periodically reviews our accounting, reporting and financial practices, including the integrity of our financial statements, the surveillance of administrative and financial controls and the company’s compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, internal audit and information technology functions, the audit committee will review and discuss all significant areas of the company’s business and summarize for the Board all areas of risk and the appropriate mitigating factors. In addition, the compensation committee and the nominating and corporate governance committee will review and report to the Board with regard to areas of risk management that such Board committees oversee.

Committees of the Board

Our Board directs the management of the company’s business and affairs, as provided by Delaware law, and conducts its business through meetings of the Board and its standing committees. We have a standing audit committee, compensation committee and nominating and corporate governance committee, each of which operates under a written charter.

In addition, from time to time, special committees may be established under the direction of our Board when the Board deems it necessary or advisable to address specific issues. Current copies of our Board committee charters have been posted on our website, as required by applicable SEC and Nasdaq Stock Market rules. The information on or available through our website is not deemed incorporated in this prospectus and does not form part of this prospectus.

Audit Committee

Our audit committee consists of Todd P. Headley, Peter Barris and Sean Cunningham, with Mr. Headley serving as the Chair. Our Board has determined that each of these individuals satisfies the independence requirements of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, Rule 10A-3 under the Exchange Act and the applicable listing standards of the Nasdaq Stock Market. Our Board has determined that each member of our audit committee satisfies the requirements for financial literacy under the applicable Nasdaq Stock Market rules. In arriving at this determination, our Board examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

Our Board determined that Mr. Headley qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq Stock Market rules. In making this determination, our Board considered Mr. Headley’s formal education and previous and current experience in financial and accounting roles. Both the company’s independent registered public accounting firm and management periodically will meet privately with our audit committee.

The audit committee’s responsibilities include, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing the company’s independent registered public accounting firm;

•	discussing with the company’s independent registered public accounting firm their independence from management;

•	reviewing with management and the company’s independent registered public accounting firm the scope and results of their audit;

•	pre-approving all audit and permissible non-audit services to be performed by the company’s independent registered public accounting firm;

•

overseeing the financial reporting process and discussing with management and the company’s independent registered public accounting firm the interim and annual financial statements that the company files with the SEC;

•	reviewing and monitoring the company’s accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Compensation Committee

Our compensation committee consists of Corey M. Mulloy and Samskriti King, with Mr. Mulloy serving as the Chair. Each of Mr. Mulloy and Ms. King are non-employee directors, as defined in Rule 16b-3 promulgated under the Exchange Act. Our Board has determined that Mr. Mulloy and Ms. King are “independent” as defined under the applicable Nasdaq listing standards, including the standards specific to members of a compensation committee.

The compensation committee’s responsibilities include, among other things:

•

reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating the performance of our Chief Executive Officer in light of these goals and objectives and setting or making recommendations to our Board regarding the compensation of our Chief Executive Officer;

•	reviewing and setting or making recommendations to our Board regarding the compensation of the other executive officers;

•	making recommendations to our Board regarding the compensation of our directors;

•	reviewing and approving or making recommendations to our Board regarding our incentive compensation and equity-based plans and arrangements; and

•	appointing and overseeing any compensation consultants.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Adam Gerchen and Peter Barris, with Mr. Gerchen serving as the Chair. Our Board has determined that each of Adam Gerchen and Peter Barris is “independent” as defined under the applicable listing standards of Nasdaq and SEC rules and regulations.

The nominating and corporate governance committee’s responsibilities include, among other things:

•	identifying individuals qualified to become members of our Board, consistent with criteria approved by our Board;

•	recommending to our Board the nominees for election to our Board at annual meetings of our stockholders; and

•	overseeing an evaluation of our Board and its committees; and

•	periodically reviewing and recommending to our Board updates to our corporate governance guidelines, code of business conduct and ethics and related company policies.

Our Board may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee has ever served as an officer of the company. None of our directors has an interlocking or other relationship with another board or compensation committee that would require disclosure under Item 407(e)(4) of SEC Regulation S-K.

Related Person Transactions Policy

Our Board has adopted a written Related Person Transactions Policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.” Our audit committee will approve only those transactions that it determines are fair to us and in our best interests.

A “Related Person Transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which ZeroFox or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $25,000 and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time since the beginning of the company’s last fiscal year was, an executive officers or a member or nominee to become a member of our Board;

•	any person who is known by us to be the beneficial owner of more than 5% of our voting stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than 5% of our voting stock, and any person (other than a tenant or employee) sharing the household of such director, nominee for director, executive officer or beneficial owner of more than 5% of our voting stock; or

•

any firm, corporation or other entity in which any of the foregoing persons is employed as an executive officer or is a general partner, managing member or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

We have policies and procedures designed to minimize potential conflicts of interest arising from any dealings we may have with our affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to our Related Person Transactions Policy, the audit committee will have the responsibility to review related person transactions.

EXECUTIVE AND DIRECTOR COMPENSATION

To achieve ZeroFox’s goals, ZeroFox has designed, and intends to modify as necessary, its compensation and benefits program to attract, retain, incentivize and reward deeply talented and qualified executives who share its philosophy and desire to work towards achieving these goals.

ZeroFox believes its compensation program should promote the success of the company and align executive incentives with the long-term interests of its stockholders. ZeroFox’s historical compensation programs reflect its startup origins in that they consist primarily of salary and stock option awards. As ZeroFox’s needs evolve, ZeroFox intends to continue to evaluate its philosophy and compensation programs as circumstances require.

This section provides an overview of ZeroFox’s executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. The discussion in this section addresses ZeroFox’s executive compensation programs that we in effect prior to the consummation of the Business Combination. Following the consummation of the Business Combination, ZeroFox intends to develop an executive compensation program that is designed to align compensation with ZeroFox’s business objectives and the creation of stockholder value, while enabling ZeroFox to attract, retain, incentivize and reward individuals who contribute to the long-term success of ZeroFox. Decisions on the executive compensation program will be made by our Board based upon the recommendations of our compensation committee.

The ZeroFox Board, with input from its Chief Executive Officer, has historically determined the compensation for ZeroFox’s named executive officers. For the year ended January 31, 2022, our named executive officers were:

•	James C. Foster, Chief Executive Officer

•	Kevin Reardon, Chief Operating Officer

•	Scott O’Rourke, Chief Revenue Officer

Summary Compensation Table

The following table sets forth information concerning the compensation of the named executive officers for the year ended January 31, 2022.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-equity Incentive Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
James C. Foster, Chief Executive Officer	2022	278,770	—	175,000	12,000	465,770
Kevin Reardon, Chief Operating Officer	2022	285,000	1,262,472	175,000	—	1,722,472
Scott O’Rourke, Chief Revenue Officer	2022	268,852	160,202	281,322	14,269	724,645

(1)

The amounts in this column represent the aggregate grant-date fair value of awards granted to each named executive officer, computed in accordance with FASB ASC Topic 718. See Note 11 to ZeroFox’s audited financial statements included elsewhere in this prospectus for a discussion of the assumptions made by ZeroFox in determining the grant-date fair value of ZeroFox’s equity awards.

(2)

The amounts in this column represent cash bonuses and commissions earned under our 2022 bonus and commission plans based upon the achievement of objectives for the year ended January 31, 2022. Messrs. Foster and Reardon are covered under our Annual Incentive Plan, which is an annual bonus plan, and Mr. O’Rourke is covered under our Sales Management Incentive Plan, which is a commission plan. The Annual Incentive Plan is more fully described below under the section titled “Bonus Plan”, and the Sales Management Incentive Plan is more fully described below under the section titled “Commission Plan.”

(3)	The amounts in this column represents a monthly expense allowance for Mr. Foster, and a field marketing allowance for Mr. O’Rourke.

Narrative Disclosure to Summary Compensation Table

For the year ended January 31, 2022, the compensation program for ZeroFox’s named executive officers consisted of base salary, incentive compensation delivered in the form of bonuses and commissions, stock option awards, and perquisites.

Base Salary

Base salary is set at a level that is commensurate with the named executive officer’s duties and authorities, contributions, prior experience and sustained performance.

Bonus Plan

Bonuses are earned based upon the achievement of annual bookings, with payouts equal to 1% of target for each 1% achievement of the annual bookings target up to 100% of the target bonus. Incremental payouts above the target bonus based on the achievement of bookings above the annual bookings target are at the discretion of the compensation committee in the case of Mr. Foster, and at the discretion of the chief executive officer for other participants.

Messrs. Foster and Reardon are eligible to earn annual bonuses under our Annual Incentive Plan. For the year ended January 31, 2022, each of Messrs. Foster and Reardon had bonus targets equal to $175,000, and bonuses were paid out at 100% of target.

Commission Plan

Commissions are earned based on annual bookings, with a fixed percentage for annual bookings up to the annual bookings target and an incremental percentage for annual bookings above the annual bookings target.

Mr. O’Rourke is eligible for periodic commissions under our Sales Management Incentive Plan. For 2022, Mr. O’Rourke had an annual commission target expressed as a rate per bookings amounts, which equated to a total annual commission target of $275,000, and annual commissions were paid out at 102% of target.

Stock Option Awards

Our equity award program is the primary vehicle for offering long-term incentives to our executives. We believe that equity awards provide our executive officers with a strong link to long-term performance, create an ownership culture and help to align the interests of our executive officers and stockholders. Prior to the Business Combination, stock options were granted to ZeroFox’s named executive officers under the ZeroFox 2013 Equity Incentive Plan (the “2013 Equity Incentive Plan”). Upon the consummation of the Business Combination, outstanding options under the 2013 Equity Incentive Plan were assumed and converted into options of ZeroFox based upon the applicable exchange ratio. Following the Business Combination, equity awards will be made under our Incentive Equity Plan, which was adopted in connection with the consummation of the Business Combination.

Change in Control Features

The 2013 Equity Incentive Plan generally provides that upon a “change in control” (as defined in the 2013 Equity Incentive Plan), the Board may, among other actions, arrange for the assumption of the award or accelerate the vesting of the award. Under our Incentive Equity Plan, in the event of a change in control (as defined in the Incentive Equity Plan), to the extent that ZeroFox or a successor entity does not assume an award or substitute another substantially similar award for an outstanding award, then all such awards held by grantees who remain in ZeroFox’s service will become fully vested, and exercisable and/or payable (as applicable) in connection with the transaction, and all forfeiture, repurchase and other restrictions on the awards shall lapse, in which case the awards shall be cancelled upon consummation of the change in control in exchange for the right to receive change in control consideration (if any amount is due) determined by the number of shares subject to each such award and net of any exercise price, subject to the requirements of Section 409A of the Code.

Outstanding Equity Awards at 2022 Fiscal Year End

The following table presents information regarding outstanding equity awards held by ZeroFox’s named executive officers as of January 31, 2022. The numbers of options and the exercise prices in the table below have been adjusted to reflect the assumption and conversion of the options in the Business Combination.

	Option Awards(1)
Name	Grant Date		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
James C. Foster			—	—	—	—
Kevin Reardon	02/24/20	(2)	586,867	586,867	1.23	01/30/30
	11/24/21	(3)	—	357,845	6.64	11/01/31
Scott O’Rourke	10/28/15	(4)	50,098	—	0.49	10/28/25
	01/27/16	(5)	42,941	—	0.60	01/27/26
	02/14/17	(6)	247,056	—	0.70	02/14/27
	03/05/19	(7)	98,407	44,731	0.98	03/05/29
	03/05/19	(8)	42,583	54,751	0.98	03/05/29
	11/20/19	(9)	5,725	—	1.09	11/20/29
	05/14/20	(10)	2,505	3,220	1.23	05/14/30
	05/14/20	(11)	1,431	—	1.23	05/14/30
	05/20/21	(12)	—	85,883	2.24	03/01/31

(1)	All stock options were granted pursuant to the 2013 Equity Incentive Plan.
(2)	25% of the stock options vested on January 30, 2021, and the remainder vest in equal quarterly installments over 36 months thereafter, subject to continued service through the applicable vesting date.
(3)

25% of the stock options will vest on November 1, 2022, and the remainder will vest in equal quarterly installments over 36 months thereafter, subject to continued services throughout the applicable vesting date.

(4)	25% of the stock options vested on October 17, 2016, and the remainder vested in equal monthly installments over 36 months thereafter, subject to continued service through the applicable vesting date.
(5)	25% of the stock options vested on January 27, 2017, and the remainder vested in equal monthly installments over 36 months thereafter, subject to continued service through the applicable vesting date.
(6)

25% of the stock options vested on February 1, 2018, and the remainder vested in equal quarterly installments over 36 months thereafter, subject to continued service through the applicable vesting date.

(7)	25% of the stock options vested on March 1, 2020, and the remainder vest in equal quarterly installments over 36 months thereafter, subject to continued service through the applicable vesting date.
(8)	25% of the stock options vested on January 31, 2021, and the remainder vest in equal quarterly installments over 36 months thereafter, subject to continued service through the applicable vesting date.
(9)	100% of the stock options vested on November 20, 2019.
(10)	25% of the stock options vested on February 1, 2021, and the remainder vest in equal quarterly installments over 36 months thereafter, subject to continued service through the applicable vesting date.
(11)	100% of the stock options vested on May 14, 2020.
(12)	25% of the stock options vested on March 1, 2022, and the remainder vest in equal quarterly installments over 36 months thereafter, subject to continued service through the applicable vesting date.

Benefits and Perquisites

We provides benefits to our named executive officers on the same basis as provided to all of our employees, including medical, dental and vision insurance; health reimbursement arrangement, life insurance; accidental death and dismemberment insurance; short-and long-term disability insurance; health and dependent care flexible spending accounts; employee assistance program; various voluntary employee-funded coverages; and a tax-qualified Section 401(k) plan to which we may provide discretionary employer contributions. We do not maintain any executive-specific benefit or perquisite programs.

In addition, Mr. Foster received a monthly expense allowance of $1,000, and Mr. O’Rourke received a discretionary field marketing allowance of $14,269 during the year ended January 31, 2022.

Executive Officer Employment Agreements

James C. Foster

The Company has not entered into an employment agreement or offer letter with Mr. Foster.

Kevin Reardon

Employment Letter Agreement

ZeroFox entered into an employment letter agreement with Kevin Reardon, our Chief Operating Officer, dated December 19, 2019, which provides for an initial annual base salary of $300,000, an initial annual cash incentive bonus target of $170,000, of which $85,000 was paid at signing, an initial grant of 4,100,000 options to purchase ZeroFox common stock (1,173,734 assumed options post-Business Combination), and eligibility to receive an additional grant of 1,250,000 options (357,845 assumed options post-Business Combination) to purchase ZeroFox common stock upon the achievement of $50.0 million ARR by ZeroFox, which options were granted on November 24, 2021. Mr. Reardon’s current base salary is $285,000.

Mr. Reardon’s employment letter does not provide for a specific term and Mr. Reardon is an at-will employee. ZeroFox or Mr. Reardon may terminate his employment at any time for any or no reason, with no severance due.

Scott O’Rourke

Employment Letter Agreement

ZeroFox entered into an employment letter agreement with Scott O’Rourke, our Vice President of Commercial Sales, dated September 30, 2015, which provided for an initial annual base salary of $175,000, an initial annual cash incentive target of $175,000, and an initial grant of 175,000 options (50,098 assumed options post-Business Combination) to purchase ZeroFox Common Stock. Mr. O’Rourke was promoted to Chief Revenue Officer on May 14, 2019. Mr. O’Rourke’s current base salary is $275,000, and he is eligible to earn periodic commissions under our Sales Management Incentive Plan with an annual target opportunity of $275,000.

Mr. O’Rourke’s employment letter does not provide for a specific term and Mr. O’Rourke is an at-will employee. ZeroFox or Mr. O’Rourke may terminate his employment at any time for any or no reason, with no severance due.

Change in Control Retention Agreements

ZeroFox entered into a change in control retention agreement (a “Change in Control Retention Agreement”) with each of Messrs. Reardon and O’Rourke, dated April 24, 2020 and November 1, 2017,

respectively, which provides for accelerated vesting of the “Specified Amount” (as defined below) of stock options granted to Mr. Reardon on February 24, 2020 and Mr. O’Rourke on October 28, 2015, January 27, 2016 and February 14, 2017 (each, a “Grant”), if either (i) the named executive officer’s employment is involuntarily terminated without “cause” or he resigns for “good reason,” in each case, within 12 months following consummation of a change in control; or (ii) the named executive officer’s employment is involuntarily terminated without “cause” between the date on which a change in control transaction is approved by ZeroFox’s Board and the date on which the transaction is consummated; provided that he executes a release agreement. For this purpose, the “Specified Amount” means, with respect to each Grant, the lesser of (i) 50% of the original number of options granted under such Grant and (ii) all remaining nonvested options granted under such Grant. Under the Change in Control Retention Agreement, ZeroFox agrees not to exercise its right under the 2013 Equity Incentive Plan, in connection with a change in control transaction, to cancel the options in exchange for payment of an amount determined in the sole discretion of ZeroFox’s Board.

Director Compensation

ZeroFox currently has no formal plan under which directors receive compensation for their service on the our Board or its committees. Our general policy is to reimburse non-employee directors for reasonable and necessary out-of-pocket expenses incurred in connection with attending Board and committee meetings or performing other services in their capacities as non-employee directors and, historically, to occasionally grant stock options and restricted stock awards to ZeroFox’s non-employee directors. ZeroFox made an exception to its historical policy of not compensating its non-employee directors when Ms. King was added to the Board in 2021.

For the year ended January 31, 2022, Samskriti King was the only non-employee director to receive cash compensation or equity grants. Prior to the consummation of the Business Combination, Ms. King received an annual retainer of $40,000 paid in quarterly installments. She was granted two restricted stock awards for an aggregate of 176,317 shares of ZeroFox common stock (converted into 50,475 shares in the Business Combination) on November 24, 2021, of which 158,773 shares (converted into 45,453 shares in the Business Combination) were unvested as of January 31, 2022. The table below summarizes the compensation of each person serving as a non-employee director for the year ended January 31, 2022 who is serving on the Board following the Business Combination. James C. Foster did not receive any additional compensation for his service as a director in 2022. The compensation of Mr. Foster as a named executive officer is set forth above under “Executive Compensation-Summary Compensation Table.” Following the consummation of the Business Combination, our compensation committee will implement an appropriate compensation program for our non-employee directors.

Name	Fees earned or paid in cash ($)	Stock awards ($)		All Other Compensation ($)	Total ($)
Peter Barris	—	—		—	—
Todd Headley	—	—		—	—
Samskriti King	$20,000	389,661	(1)	—	409,661
Corey Mulloy	—	—		—	—

(1)

Represents the aggregate grant-date fair value of restricted stock awards, computed in accordance with the FASB ASC Topic 718. See Note 11 to ZeroFox’s audited financial statements included elsewhere in this prospectus for a discussion of the assumptions made by ZeroFox in determining the grant-date fair value of ZeroFox’s equity awards.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

L&F Related Party Transactions

Founder Shares

In August 2020, the Sponsor paid $25,000 to cover certain offering and formation costs of L&F in exchange for 5,750,000 Founder Shares. In November 2020, the Sponsor effected a surrender of 1,437,500 Founder Shares to L&F for no consideration, resulting in a decrease in the total number of Founder Shares outstanding to 4,312,500 shares. The Founder Shares included an aggregate of up to 562,500 shares that were subject to forfeiture depending on the extent to which the underwriter’s over-allotment option was exercised, so that the number of Founder Shares would equal, on an as-converted basis, 20% of L&F’s issued and outstanding ordinary shares after the L&F IPO. As a result of the underwriter’s election to fully exercise its over-allotment option on November 25, 2020, no Founder Shares were subject to forfeiture. Subsequent to the initial purchase of the Founder Shares by the Sponsor, the Sponsor transferred 20,000 Founder Shares to Mr. Albert Goldstein and 50,000 Founder Shares to Senator Joseph Lieberman at a nominal purchase price of $0.004 per Founder Share prior to the closing of the L&F IPO and 39,733 Founder Shares to Mr. Kurt Summers shortly after his being appointed to the L&F Board in December 2021 for no cash consideration.

Private Placement Warrants

On November 23, 2020, simultaneously with the closing of the L&F IPO, L&F completed the private sale of an aggregate of 5,000,000 L&F Private Placement Warrants to the Sponsor at a purchase price of $1.00 per L&F Private Placement Warrant, generating gross proceeds to the Company of $5,000,000. In connection with the underwriter’s full exercise of its over-allotment option an additional 450,000 L&F Private Placement Warrants were sold to the Sponsor at a price $1.00 per L&F Private Placement Warrant, generating gross proceeds to the Company of $450,000.

Following the Domestication, each Sponsor Warrant is exercisable for one share of Common Stock at a price of $11.50 per share, subject to adjustment. The Sponsor Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and L&F’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their private placement warrants until 30 days after the completion of the Business Combination.

Common Equity PIPE Financing

Concurrently with the execution of the Business Combination Agreement, L&F entered into the Common Equity Subscription Agreements with the Common Equity PIPE Investors. Pursuant to the Common Equity Subscription Agreements, the Common Equity PIPE Investors agreed to subscribe for and purchase, and L&F agreed to issue and sell to such investors, on the Closing Date, an aggregate of 2,000,000 shares of our Common Stock in exchange for an aggregate purchase price of $20,000,000.

Several related parties to L&F as summarized below entered into the Common Equity Subscription Agreements, pursuant to which they purchased an aggregate of 1,000,000 shares of Common Stock for aggregate gross proceeds of $10,000,000.

Common Equity PIPE Investor	Shares	Amount Subscribed
JCH Investments LLC(1)	50,000	$500,000
GCP-OI I, LLC(2)	50,000	$500,000
L&F Acquisition Holdings Fund, LLC(3)	150,000	$1,500,000
Corbin ERISA Opportunity Fund, L.P.(4)	750,000	$7,500,000

(1)	JCH Investments LLC is an entity affiliated with Jeffrey C. Hammes, the former chairman of the L&F Board.

(2)	GCP-OI I, LLC is an entity affiliated with Adam Gerchen, the former chief executive officer and a director of L&F and a member of the Board following the consummation of the Business Combination.
(3)	L&F Acquisition Holdings Fund, LLC is an affiliate of Victory Park Capital Advisors, LLC, an entity affiliated with Richard Levy, a former director of L&F.
(4)

Corbin ERISA Opportunity Fund, L.P. is an affiliate of Corbin Capital Partners, LP, and such entity was a greater than 5% beneficial owner of L&F immediately prior to the consummation of the Business Combination.

Convertible Notes Financing and Convertible Notes Registration Rights Agreement

In connection with signing the Business Combination Agreement, L&F entered into the Convertible Notes Subscription Agreements with the Convertible Notes Investors, in respect of $150,000,000 aggregate principal amount of the Notes.

Several related parties to L&F as summarized below entered into Convertible Notes Subscription Agreements, pursuant to which they collectively purchased substantially concurrently with the Closing of the Business Combination Notes in an aggregate principal amount of $30,000,00. Such parties also entered into the Convertible Notes Registration Rights Agreement pursuant to which, among other things, we granted customary registration rights with respect to the shares of Common Stock issuable upon conversion of the Notes.

Convertible Notes Investor	Amount Subscribed
L&F Acquisition Holdings Fund, LLC(1)	$7,500,000
Corbin ERISA Opportunity Fund, L.P.(2)	$22,500,000

(1)	L&F Acquisition Holdings Fund, LLC is an affiliate of Victory Park Capital Advisors, LLC, an entity affiliated with Richard Levy, a former director of L&F.
(2)

Corbin ERISA Opportunity Fund, L.P. is an affiliate of Corbin Capital Partners, LP, and such entity was a greater than 5% beneficial of L&F immediately prior to the consummation of the Business Combination.

Sponsor Support Letter Agreement

Concurrently with the execution of the Business Combination Agreement, (i) L&F, (ii) the Sponsor, Albert Goldstein and Joseph Lieberman, (iii) ZeroFox, Inc., (iv) IDX, and (v) Jeffrey C. Hammes, Adam Gerchen, Tom Gazdziak and Richard Levy (solely for the limited purposes set forth therein), entered into an Amended and Restated Sponsor Support Letter Agreement. On January 31, 2022, (i) L&F, (ii) the Sponsor and Albert Goldstein, Joseph Lieberman and Kurt Summers (together with the Sponsor, the “Sponsor Holders”), (iii) ZeroFox, Inc., (iv) IDX, and (v) Jeffrey C. Hammes, Adam Gerchen, Tom Gazdziak and Richard Levy (solely for the limited purposes set forth therein), entered into a Second Amended and Restated Sponsor Support Letter Agreement (the “Sponsor Support Letter Agreement”). Pursuant to the Sponsor Support Letter Agreement, the Sponsor Holders have agreed to subject an aggregate of 1,293,750 shares of Common Stock held by such Sponsor Holders to an earnout, whereby such shares will be forfeited unless certain volume-weighted average share price thresholds are met in trading or are deemed to occur in connection with a Change of Control (as defined in the Business Combination Agreement) within five years from the Closing. The Sponsor Holders also agreed not to transfer, assign or sell any of their Founder Shares until the earlier of one year after the completion of the Business Combination, or earlier if, subsequent to the Business Combination, the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination.

Related Party Loans

On August 28, 2020, the Sponsor agreed to loan L&F an aggregate of up to $300,000 to cover expenses related to the L&F IPO pursuant to a promissory note (the “Promissory Note”). This loan was non-interest bearing and payable upon the completion of the L&F IPO. Prior to the consummation of the L&F IPO, L&F borrowed approximately $64,126 under the Promissory Note. On November 23, 2020, L&F repaid the Promissory Note in full to the Sponsor.

Administrative Services Agreement

L&F entered into an agreement that provided that, subsequent to the closing of the L&F IPO and continuing until the Business Combination, L&F paid to an affiliate of the Sponsor a total of $10,000 per month for office space, secretarial and administrative services.

The Sponsor, executive officers and directors, or any of their respective affiliates, also were reimbursed for any out-of-pocket expenses incurred in connection with activities on L&F’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. L&F’s audit committee reviewed on a quarterly basis all payments that were made to the Sponsor, officers, directors or their affiliates.

ZeroFox Related Party Transactions

Headquarters’ Lease

ZeroFox currently leases its headquarters at 1834 S. Charles Street, Baltimore, Maryland, 21230 pursuant to the terms of a Lease Agreement dated February 27, 2016 (as amended, the “ZF HQ Lease”) with 1830 Charles Street LLC, a subsidiary of Wolf Acquisitions, L.P. Wolf Acquisitions, L.P. is wholly-owned by James C. Foster, ZeroFox’s Chief Executive Officer. Under the terms of the ZF HQ Lease, ZeroFox paid 1830 Charles Street LLC base rent of $35,170 per month (an amount that increased to $36,225 per month on March 1, 2022). The current term of the ZF HQ Lease will expire on February 28, 2023, unless extended by the parties. The ZF HQ Lease was approved by ZeroFox’s board of directors and ZeroFox believes that the ZF HQ Lease is on arms’-length terms.

Cyveillance Sublease

On September 30, 2020, ZeroFox acquired the Cyveillance business unit and related assets from Lookingglass Cyber Solutions, Inc. (“Lookingglass”). In connection with this transaction, ZeroFox issued Series E redeemable convertible preferred stock to Lookingglass and became a greater than 5% beneficial owner of the Common Stock as a result of the Business Combination. As part of the Cyveillance acquisition, ZeroFox entered into that certain Deed of Sublease, dated September 30, 2020, with Lookingglass as sublandlord (the “Lookingglass Sublease”). Under the Lookingglass Sublease, ZeroFox paid Lookingglass $23,886 monthly base rent (an amount that increased to $24,844 per month on March 1, 2021 and to $25,837 per month on March 1, 2022). The Lookingglass Sublease expired on July 31, 2022 and was not renewed. The Lookingglass Sublease was approved by the ZeroFox Board in connection with the Cyveillance acquisition and ZeroFox believes that the Lookingglass Sublease was on arm’s-length terms. In addition, Lookingglass’ Executive Chairman, Gilman Louie, was a member of the board of directors of ZeroFox from October 2020 to May 2022.

Bridge Notes

On December 16, 2021, several ZeroFox related parties purchased ZeroFox PIK Promissory Notes, as summarized below. Such ZeroFox PIK Promissory Notes accrued interest that was paid-in-kind at a rate of 5.0% per annum and matured upon the Closing of the Business Combination. In connection with the consummation of the Business Combination, the repayment of the original principal amount of the ZeroFox PIK Promissory Notes was offset against amounts owed by such related parties under their respective Common Equity Subscription Agreements (described below).

Noteholder	Amount Subscribed
Highland Capital Partners 9 Limited Partnership(1)	$1,179,620
Highland Capital Partners 9-B Limited Partnership(1)	$508,110
Highland Entrepreneurs’ Fund 9 Limited Partnership(1)	$102,960
New Enterprise Associates 14, L.P.(2)	$2,288,150
Wolf Acquisitions, L.P.(3)	$671,160

(1)

Corey Mulloy is a member of the Board. The general partner of each of Highland Capital Partners 9 Limited Partnership, Highland Capital Partners 9-B Limited Partnership and Highland Entrepreneurs’ Fund 9 Limited Partnership is Highland Management Partners 9 Limited Partnership whose general partner is Highland Management Partners 9 LLC, of which Mr. Mulloy is a managing member. Following the Closing of the Business Combination, Highland Capital is a greater than 5% beneficial owner of the Common Stock.

(2)	Following the Closing of the Business Combination, New Enterprise Associates 14, L.P. is a greater than 5% beneficial owner of the Common Stock.
(3)

Wolf Acquisitions, L.P. is wholly-owned by James C. Foster, the Chief Executive Officer of ZeroFox. Mr. Foster is Chairman and Chief Executive Officer of ZeroFox and a greater than 5% beneficial owner of the Common Stock.

Participation in the Common Equity PIPE Financing

Several ZeroFox related parties participated in the Common Equity PIPE Financing, as summarized below:

Common Equity PIPE Investor	Shares	Amount Subscribed
Highland Capital Partners 9 Limited Partnership	117,962	$1,179,620
Highland Capital Partners 9-B Limited Partnership	50,811	$508,110
Highland Entrepreneurs’ Fund 9 Limited Partnership	10,296	$102,960
New Enterprise Associates 14, L.P.	228,815	$2,288,150
Wolf Acquisitions, L.P.	67,116	$671,160

Please see footnotes to the Bridge Notes table above.

Private Placements of Securities

Series D Preferred Stock Financing

On December 20, 2019, ZeroFox issued an aggregate of 20,743,718 shares of its Series D, Series D-1 and Series D-2 preferred stock. Investors acquired shares of Series D preferred stock at a purchase price, in cash, of $1.52993 per share, for an aggregate purchase amount of approximately $21.22 million. Shares of Series D-1 and Series D-2 were issued upon the conversion of convertible promissory notes held by investors at conversion prices of $1.223944 per share and $1.376937 per share, respectively, for an aggregate conversion amount of approximately $8.56 million. Certain ZeroFox parties participated in the financing round, as summarized below:

Stockholder	Shares of ZeroFox Series D Preferred Stock	Purchase Price
Highland Capital Partners 9 Limited Partnership	856,515	$1,310,408
Highland Capital Partners 9-B Limited Partnership	368,935	$564,445
Highland Entrepreneurs’ Fund 9 Limited Partnership	74,762	$114,381
New Enterprise Associates 14, L.P.(1)	2,037,886	$3,117,823
Redline Capital Fund Universal Investments, a sub-fund of Redline Capital Fund, FCP-FIS(2)	1,284,661	$1,965,441

Investor	Shares of ZeroFox Series D-1 Preferred Stock	Purchase Price ($)
Highland Capital Partners 9 Limited Partnership	1,105,729	$1,353,350
Highland Capital Partners 9-B Limited Partnership	476,281	$582,942
Highland Entrepreneurs’ Fund 9 Limited Partnership	96,515	$118,129
New Enterprise Associates 14, L.P.(1)	2,119,077	$2,593,632
Redline Capital Fund Universal Investments, a sub-fund of Redline Capital Fund, FCP-FIS(2)	1,334,978	$1,633,938

Please see footnotes to the Bridge Notes table above.

(1)

Peter Barris is a member of the Board. Effective December 31, 2019, Mr. Barris resigned from his position as a member of NEA 14 GP, LTD, the sole general partner of NEA Partners 14, L.P., the sole general partner of New Enterprise Associates 14, L.P.

(2)	Following the Closing of the Business Combination, Redline Capital is a greater than 5% beneficial owner of the Common Stock.

The ZeroFox Series D Preferred Stock and Series D-1 Preferred Stock mandatorily converted into shares of ZeroFox Common Stock at a conversion rate of two shares of common stock per preferred share, and such ZeroFox Common Stock converted into shares of Common Stock in accordance with the terms of the Business Combination Agreement.

Redline Letter Agreement

On December 7, 2021, ZeroFox entered into a letter agreement with Redline Capital Fund Universal Investments, a sub-fund of Redline Capital Fund, FCP-FIS (“Redline Capital”), pursuant to which Redline Capital irrevocably waived its right to designate a member of the ZeroFox board of directors and its board observer rights and pursuant to which Redline Capital and its affiliates granted to ZeroFox’s chief executive officer an irrevocable proxy to vote all of their shares, which shall be voted proportionally to the overall votes cast by other stockholders of ZeroFox on proposals or resolutions voted on by ZeroFox’s stockholders. Following the Closing of the Business Combination, Redline Capital is a greater than 5% beneficial owner of the Common Stock.

A&R Registration Rights Agreement

At the time of the Closing of the Business Combination, ZeroFox Holdings, Inc., the Sponsor Holders, Jefferies and certain former stockholders of ZeroFox, Inc. and IDX (James C. Foster, Thomas F. Kelly,

Wolf Acquisitions, L.P., New Enterprises Associates 14, L.P., Highland Capital Partners 9 Limited Partnership, Highland Capital Partners 9-B Limited Partnership, Highland Entrepreneurs’ Fund 9 Limited Partnership, Redline Capital Fund Universal Investments, Peloton Equity I, L.P., Peloton ID Experts, LLC, ForgePoint Capital, BlueCross BlueShield Venture Partners II, L.P., Sandbox Advantage Fund, L.P., Intel Capital Corporation and Lookingglass Cyber Solutions, Inc.) entered into the A&R Registration Rights Agreement pursuant to which, among other things, ZeroFox Holdings, Inc. granted the other parties customary registration rights with respect to shares of Common Stock, and certain former stockholders of ZeroFox, Inc. and IDX will be subject to a 180-day lock-up period following execution of the A&R Registration Rights Agreement during which period such stockholders may not transfer their shares (subject to customary exceptions). The lock-up period described above will not apply to any shares acquired in the Common Equity PIPE Financing or to the Notes Shares. Mr. Foster is our Chairman and Chief Executive Officer, Mr. Kelly is a member of our Board, and certain of the other stockholder parties and the Sponsor (excluding the other Sponsor Holders and Jefferies) is a greater than 5% beneficial owner of our Common Stock. See section titled “Beneficial Ownership of Securities.”

IDX Related Party Transactions

Following the Closing of the Business Combination, Thomas F. Kelly will continue his employment for one year, assuming the position of Senior Advisor pursuant to Amendment No. 4 to the Employment Agreement between IDX and Thomas F. Kelly, dated December 17, 2021. Thomas F. Kelly is a member of the Board.

In the fiscal year ended December 31, 2021, in connection with his service as IDX’s Chief Executive Officer, Thomas F. Kelly received a base salary of $325,000, and for his achievements in 2021, he earned a discretionary bonus of $225,000, which he received in the three-month period ended March 31, 2022.

Participation in the Common Equity PIPE Financing

Several IDX related parties participated in the Common Equity PIPE Financing, as summarized below:

Common Equity PIPE Investor	Shares	Amount Subscribed
ForgePoint Cybersecurity Fund I, L.P.(1)	148,233	$1,482,230
ForgePoint Cyber Affiliates Fund I, L.P.(1)	1,723	$17,230
Peloton Equity I, L.P.(2)	104,963	$1,049,630
Peloton ID Experts, LLC(2)	77,238	$772,380
BlueCross BlueShield Venture Partners II, L.P	142,675	$1,426,750
Sandbox Advantage Fund, L.P	25,178	$251,780

(1)

Sean Cunningham is a non-managing member of ForgePoint Cybersecurity GP-I, LLC, and is a member of the Board. Following the Closing of the Business Combination, ForgePoint is a greater than 5% beneficial owner of the Common Stock.

(2)	Following the Closing of the Business Combination, Peloton Equity is a greater than 5% beneficial owner of the Common Stock.

Convertible Promissory Notes

IDX was a party to that certain Convertible Promissory Note Purchase Agreement, dated as of December 18, 2018, by and among IDX and certain IDX stockholders, including ForgePoint Cybersecurity Fund I, L.P., ForgePoint Cyber Affiliates Fund I, L.P., BlueCross BlueShield Venture Partners II, L.P., Peloton Equity I, L.P., Peloton ID Experts, LLC and Sandbox Advantage Fund, L.P. (the “NPA”). Pursuant to the NPA, IDX issued certain convertible promissory notes to such related parties and all of the principal, accrued and unpaid interest, and the 1.5x payoff amount required under the terms of such notes were paid in full to such related parties upon the consummation of the Business Combination, as summarized below

Noteholder	Principal Amount	Accrued and Unpaid Interest as of August 3, 2022	Total Principal plus Accumulated Interest	Payoff Amount at 1.5x
ForgePoint Cybersecurity Fund I, LP(1)	$414,113	$180,122	$594,235	$891,353
ForgePoint Cyber Affiliates Fund I, LP(1)	$4,815	$2,094	$6,909	$10,363
BlueCross BlueShield Venture Partners II, L.P	$398,610	$173,379	$571,989	$857,983
Peloton Equity I, L.P	$293,250	$127,551	$420,801	$631,201
Peloton ID Experts, LLC	$215,790	$93,859	$309,649	$464,474
Sandbox Advantage Fund, L.P	$70,342	$30,596	$100,939	$151,408

Please see footnotes to the “Participation in the Common Equity PIPE Financing” table above.

(1)	Transferred from Trident Capital Security Fund I, L.P. pursuant to an assignment and transfer agreement dated May 13, 2020.

BENEFICIAL OWNERSHIP OF SECURITIES

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of ZeroFox Common Stock as of October 7, 2022, by:

•	each person who is known to be the beneficial owner of more than 5% of the outstanding shares of Common Stock;

•	each of the Company’s directors and named executive officers; and

•	all directors and executive officers of the Company as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she, or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership percentages set forth in the following table are based on 118,178,028 shares of Common Stock outstanding as of October 7, 2022.

Unless otherwise indicated, the Company believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them. Unless otherwise indicated, the address of each individual listed below is c/o ZeroFox Holdings, Inc., 1834 S. Charles Street, Baltimore, MD 21230.

Name of Beneficial Owner	Number of Shares of ZeroFox Common Stock Beneficially Owned	% of Ownership
Five Percent Holders
New Enterprise Associates 14, L.P.(1)	18,068,513	15.3%
Highland Capital(2)	14,157,788	12.0%
Redline Capital(3)	11,259,545	9.5%
JAR Sponsor(4)	9,652,767	7.8%
Lookingglass Cyber Solutions, Inc.(5)	8,718,522	7.4%
James C. Foster(6)	8,649,995	7.3%
Peloton Equity(7)	7,276,235	6.2%
ForgePoint(8)	5,988,180	5.1%

Directors and Executive Officers
James C. Foster(6)	8,649,995	7.3%
Peter Barris	—	*
Sean Cunningham	—	*
Adam Gerchen(9)	50,000	*
Todd Headley(10)	306,334	*
Thomas F. Kelly	1,959,258	1.7%
Samskriti King(11)	50,475	*
Corey Mulloy(12)	14,157,788	12.0%
Kevin Reardon(13)	896,401	*
Scott O’Rourke(14)	589,867	*

All Directors and Executive Officers of the Company as a Group (14 persons)(15)	28,398,704	23.4%

*	Represents beneficial ownership of less than 1%.

(1)

Based on information supplied by New Enterprise Associates 14, L.P. (“NEA 14”) in a Schedule 13D filed with the SEC on August 12, 2022. Consists of 18,068,513 shares held by NEA 14. The shares held directly by NEA 14 may be deemed to be beneficially owned by NEA Partners 14, L.P. (“NEA Partners 14”), the sole general partner of NEA 14, and NEA 14 GP, LTD (“NEA 14 LTD”), the sole general partner of NEA Partners 14. The individual directors of NEA 14 LTD are Forest Baskett, Anthony A. Florence, Jr., Patrick J. Kerins, Scott D. Sandell, and Peter W. Sonsini (together, the “NEA 14 Directors”). NEA Partners 14, NEA 14 LTD, and the NEA 14 Directors may be deemed to share voting and dispositive power with regard to the shares directly held by NEA 14. The address for each of these entities and Mr. Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, Maryland 21093. The address of Mr. Kerins is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815. The address of Messrs. Baskett and Sonsini is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of Mr. Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10001. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their actual pecuniary interest therein.

(2)

Based on information supplied by Highland Capital in a Schedule 13D filed with the SEC on August 12, 2022. Consists of (i) 9,326,445 shares held by Highland Capital Partners 9 Limited Partnership (“HCP 9”), (ii) 4,017,272 shares held by Highland Capital Partners 9-B Limited Partnership (“HCP 9B”), and (iii) 814,071 shares held by Highland Entrepreneurs’ Fund 9 Limited Partnership (“HEF 9”). The general partner of each of HCP 9, HCP 9B, and HEF 9 is Highland Management Partners 9 Limited Partnership (“Highland 9 GP LP”), whose general partner is Highland Management Partners 9 LLC (“Highland 9 GP LLC”). Highland 9 GP LP and Highland 9 GP LLC may be deemed to have voting and dispositive power over shares held by each of HCP 9, HCP 9B, and HEF 9. Robert Davis, Dan Nova, Paul Maeder, and Corey Mulloy (“Managing Members”) are the managing members of Highland 9 GP LLC and may be deemed to share voting and dispositive power over shares held by each of HCP 9, HCP 9B, and HEF 9. The principal business address of each of the foregoing entities and the Managing Members is One Broadway, 14th Floor, Cambridge, Massachusetts 02142.

(3)

Based on information supplied by Redline Capital in a Schedule 13G filed with the SEC on August 15, 2022. Represents shares held directly by Redline Capital Fund Universal Investments (“Redline UI”), a sub-fund of Redline Capital Fund, FCP-FIS (“Redline Capital”). Redline Capital Management S.A. (“Redline Management”) serves as the manager of Redline UI and Redline Capital, and Redline Capital (UK) Limited (“Redline Adviser”) serves as the investment adviser to Redline Management. As the Investment Director of Redline Management, Tatiana Evtushenkova may be deemed to share investment power, together with each of Redline UI, Redline Management and Redline Adviser, over the shares held by Redline UI. The principal business address of Redline Adviser and Ms. Evtushenkova is Lynton House 7-12 Tavistock Square, London, WC1 9LT, United Kingdom. The principal business address of the other Redline entities is 26 Avenue Monterey, Luxembourg City, L-2163 Luxembourg. Pursuant to a letter agreement, dated December 7, 2021, Redline Capital and its affiliates granted to ZeroFox’s chief executive officer an irrevocable proxy to vote all of their shares, which shall be voted proportionally to the overall votes cast by other stockholders of ZeroFox on proposals or resolutions voted on by ZeroFox’s stockholders.

(4)

Includes 5,450,000 shares issuable upon exercise of 5,450,000 Private Placement Warrants purchased by JAR Sponsor LLC in connection with the L&F IPO. MSBD 2020 Series LLC and Victory Park Capital Advisors, LLC, as the voting members of JAR Sponsor LLC, exercise voting control over the entirety of shares held directly by JAR Sponsor LLC. Jeffrey C. Hammes, by virtue of his role as managing member of MSBD 2020 Series LLC has voting and dispositive power over the shares held by JAR Sponsor LLC, and therefore may be deemed to have beneficial ownership of the shares held directly by JAR Sponsor LLC. Richard Levy has voting and dispositive power on behalf of Victory Park Capital, LLC over the shares held by JAR Sponsor LLC, and therefore may be deemed to have beneficial ownership of the shares held directly by JAR Sponsor LLC. The address of JAR Sponsor LLC is 150 North Riverside Plaza, Suite 5200 Chicago, IL 60606.

(5)

Based on information provided by Lookingglass Cyber Solutions, Inc. (“Lookingglass”) in a Schedule 13G filed with the SEC on August 15, 2022. Lookingglass is a privately held, operating company, and voting and dispositive decisions with respect to the ZeroFox shares owned by Lookingglass are made collectively by the members of Lookingglass’ senior management team, under the oversight of its five-member board of directors. In making these voting and dispositive decisions, the Lookingglass senior management team generally acts by consensus. Although the composition of the senior management team changes over time, the current senior management team consists of Gilman Louie, Bryan Ware, Donald Gilberg, Dana Mariano, Norman Laudermilch, and Ronald Nielson. The address of Lookingglass is 10740 Parkridge Boulevard, Suite 200, Reston, Virginia, 20191.

(6)

Based on information supplied by Mr. Foster and Wolf Acquisitions, L.P. (“Wolf”) in a Schedule 13D filed with the SEC on August 12, 2022. Consists of 8,522,404 shares held directly by Mr. Foster and 127,591 shares held by Wolf. Wolf is wholly-owned by Mr. Foster.

(7)

Consists of (i) 4,191,723 shares held by Peloton Equity I, L.P. (“Peloton Equity”) and (ii) 3,084,512 shares held by Peloton ID Experts, LLC (“Peloton ID”). Peloton Equity GP (“Peloton GP”) is the general partner of Peloton and Peloton ID. Carlos Ferrer and Theodore B. Lundberg are the managing members (the “Managing Members”) of Peloton GP. Peloton GP and the Managing Members may be deemed to share voting and dispositive power over the shares held by Peloton Equity and Peloton ID. The business address of the foregoing persons and entities is 66 Field Point Road, 2nd Floor, Greenwich, CT 06830.

(8)

Based on information supplied by ForgePoint in a Schedule 13G filed with the SEC on August 15, 2022. Consists of (i) 68,825 shares held by ForgePoint Cyber Affiliates Fund I, L.P. and (ii) 5,919,355 held by ForgePoint Cybersecurity Fund I, L.P. (together with ForgePoint Cyber Affiliates Fund I, L.P., the “ForgePoint Funds”). Donald R. Dixon and Alberto J. Yepez are the managing members of ForgePoint Cybersecurity GP-I, LLC (“Cybersecurity GP”), which is the general partner of each of the ForgePoint Funds, and each of Cybersecurity GP and its managing members exercise shared voting and dispositive rights with respect to the shares of stock held by each of the ForgePoint Funds. Sean Cunningham is a non-managing member of ForgePoint Cybersecurity GP-I, LLC. In this capacity, Mr. Cunningham does not have voting or dispositive power over the shares held by the ForgePoint Funds. The address for all entities and individuals affiliated with the ForgePoint Funds is 400 S. El Camino Real, Suite 1050, San Mateo, CA 94402.

(9)	Represents shares held by GCP-OI I, LLC. Adam Gerchen, by virtue of his role as manager of GCP-OI I, LLC has voting and dispositive power over the shares held directly by GCP-OI I, LLC.
(10)	Includes options to purchase 226,731 shares, exercisable as of or within 60 days of October 7, 2022.
(11)

Includes 20,090 unvested restricted shares as to which Ms. King has sole voting power but which are subject to restrictions on transfer, of which 2,511 of such shares will vest within 60 days of October 7, 2022.

(12)	Represents shares held by HCP 9, HCP 9B, and HEF 9 as to which shares Mr. Mulloy may be deemed to share voting and dispositive power, as discussed in footnote (2).
(13)	Includes options to purchase 896,401 shares, exercisable as of or within 60 days of October 7, 2022.
(14)	Includes options to purchase 496,828 shares, exercisable as of or within 60 days of October 7, 2022.
(15)	Includes (i) options to purchase 3,243,428 shares, exercisable as of or within 60 days of October 7, 2022, and (ii) shares beneficially owned as discussed in footnotes (6) and (12).

SELLING SECURITYHOLDERS

The Selling Securityholders may offer and sell, from time to time, any or all of the shares of Common Stock or Private Placement Warrants being offered for resale by this prospectus, which consists of:

•	up to 89,348,952 shares of Common Stock issued in the Business Combination to certain former stockholders of ZeroFox, Inc. and IDX;

•	up to 193,039 shares of Common Stock issued upon the exercise by two of our executives of options assumed by us upon the consummation of the Business Combination;

•	up to 137,253 shares of Common Stock issuable upon the exercise of options assumed by us in connection with the consummation of the Business Combination;

•	up to 2,000,000 PIPE Shares;

•	up to 16,863,708 Notes Shares;

•	up to 4,312,500 Founder Shares;

•	up to 7,588,430 shares of Common Stock issuable upon the exercise of the Private Placement Warrants; and

•	up to 7,588,430 Private Placement Warrants.

As used in this prospectus, the term “Selling Securityholders” includes the Selling Securityholders listed in the tables below, and their permitted pledgees, donees, transferees, assignees, successors, designees, successors-in-interest and others who later come to hold any of the Selling Securityholders’ interest in the shares of Common Stock or Private Placement Warrants in accordance with the terms of the applicable agreements governing their respective registration rights, other than through a public sale.

The following tables were prepared based on information provided to us by the Selling Securityholders and provide, as of the date of this prospectus, information regarding the beneficial ownership of our Common Stock and Private Placement Warrants of each Selling Securityholder, the number of securities that may be sold by each Selling Securityholder under this prospectus, and the number of securities that each Selling Securityholder will beneficially own assuming all securities that may be offered pursuant to this prospectus are sold. The first table assumes the conversion of the Notes and the election by us to deliver Notes Shares (and not cash or a combination of cash and Notes Shares). Because each Selling Securityholder may dispose of all, none or some portion of their securities, no estimate can be given as to the number of securities that will be beneficially owned by a Selling Securityholder upon termination of this offering. For purposes of the tables below, however, we have assumed that after termination of this offering none of the securities covered by this prospectus will be beneficially owned by the Selling Securityholders and further assumed that the Selling Securityholders will not acquire beneficial ownership of any additional securities during the offering. In addition, the Selling Securityholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, our securities in transactions exempt from the registration requirements of the Securities Act after the date on which the information in the table is presented.

We may amend or supplement this prospectus from time to time in the future to update or change these Selling Securityholders lists and the securities that may be resold.

Please see the section titled “Plan of Distribution” for further information regarding the Selling Securityholders’ method of distributing these securities.

	Common Stock
Name of Selling Securityholder	Shares Beneficially Owned Prior to Offering	Shares Registered for Sale in Offering	Shares Beneficially Owned After Offering	Percent Owned After Offering
New Enterprise Associates 14, L.P.(1)	18,068,513	18,068,513	—	—
Highland Capital Partners(2)	14,157,788	14,157,788	—	—
Monarch Alternative Capital L.P.(3)	13,490,966	13,490,966	—	—
Redline Capital S.A.(4)	11,259,545	11,259,545	—	—
JAR Sponsor(5)	9,652,767	9,652,767	—	—
Lookingglass Cyber Solutions, Inc(6)	8,718,522	8,718,522	—	—
James C. Foster(7)	8,649,995	8,649,995	—	—
Peloton Equity(8)	7,276,235	7,276,235	—	—
ForgePoint(9)	5,988,180	5,988,180	—	—
BlueCross BlueShield Venture Partners II, L.P.(10)	5,697,754	5,697,754	—	—
Intel Capital Corporation(11)	5,239,291	5,239,291	—	—
Corbin ERISA Opportunity Fund, Ltd.(12)	4,078,886	3,279,556	799,330	*
Jefferies LLC(13)	2,138,430	2,138,430	—	—
Thomas F. Kelly(14)	1,959,258	1,959,258	—	—
Lane M. Bess and Leticia L. Bess Family Trust(15)	1,259,617	1,259,617	—	—
Sandbox Advantage Fund, L.P.(16)	1,005,484	1,005,484	—	—
L&F Acquisition Holdings Fund, LLC(17)	993,186	993,186	—	—
Timothy S. Bender(18)	833,527	115,118	718,409	*
Scott O’Rourke(19)	589,867	93,039	496,428	*
Lane M. Bess(20)	543,465	543,465	—	—
Sanjay Uppal(21)	377,852	377,852	—	—
Todd Headley(22)	306,334	79,603	226,731	*
John M. McConnell(23)	114,510	114,510	—	—
Samskriti King(24)	50,475	50,475	—	—
Joseph Lieberman(25)	50,000	50,000	—	—
GCP-OI I, LLC(26)	50,000	50,000	—	—
JCH Investments LLC(27)	50,000	50,000	—	—
Kurt Summers(28)	39,733	39,733	—	—
Alsop Louie Capital 4, L.P.(29)	25,000	25,000	—	—
Albert Goldstein(30)	20,000	20,000	—	—

	Warrants
Name of Selling Securityholder	Warrants Beneficially Owned Prior to Offering	Warrants Registered for Sale in Offering	Warrants Beneficially Owned After Offering
JAR Sponsor(31)	5,450,000	5,450,000	—
Jefferies LLC(32)	2,138,430	2,138,430	—

*	Less than 1%
(1)

Consists of 17,839,698 shares issued in the Business Combination and 228,815 PIPE Shares held by New Enterprise Associates 14, L.P. (“NEA 14”). The shares held directly by NEA 14 may be deemed to be beneficially owned by NEA Partners 14, L.P. (“NEA Partners 14”), the sole general partner of NEA 14, and NEA 14 GP, LTD (“NEA 14 LTD”), the sole general partner of NEA Partners 14. The individual directors of NEA 14 LTD are Forest Baskett, Anthony A. Florence, Jr., Patrick J. Kerins, Scott D. Sandell, and Peter W. Sonsini (together, the “NEA 14 Directors”). NEA Partners 14, NEA 14 LTD, and the NEA 14 Directors may be deemed to share voting and dispositive power with regard to the shares directly held by NEA 14. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their actual pecuniary interest therein.

(2)

Consists of (i) 9,208,483 shares issued in the Business Combination and 117,962 PIPE Shares held by Highland Capital Partners 9 Limited Partnership (“HCP 9”), (ii) 3,966,461 shares issued in the Business Combination and 50,811 PIPE Shares held by Highland Capital Partners 9-B Limited Partnership (“HCP 9B”), and (iii) 803,775 shares issued in the Business Combination and 10,296 PIPE Shares held by Highland Entrepreneurs’ Fund 9 Limited Partnership (“HEF 9”). The general partner of each of HCP 9, HCP 9B, and HEF 9 is Highland Management Partners 9 Limited Partnership (“Highland 9 GP LP”), whose general partner is Highland Management Partners 9 LLC (“Highland 9 GP LLC”). Highland 9 GP LP and Highland 9 GP LLC may be deemed to have voting and dispositive power over shares held by each of HCP 9, HCP 9B, and HEF 9. Robert Davis, Dan Nova, Paul Maeder, and Corey Mulloy (“Managing Members”) are the managing members of Highland 9 GP LLC and may be deemed to share voting and dispositive power over shares held by each of HCP 9, HCP 9B, and HEF 9. Mr. Mulloy is a member of our Board and was a director of ZeroFox between 2015 and the Closing Date. See “Certain Relationships and Related Party Transactions.”

(3)

Consists of (i) 205,739 Notes Shares issuable upon conversion of $2,366,000 principal amount of Notes held by Monarch Customized Opportunistic Fund—Series 1 LP (“MCOF”), (ii) 1,165,999 Notes Shares issuable upon conversion of $13,409,000 principal amount of Notes held by Monarch Debt Recovery Master Fund Ltd (“Monarch Debt”), and (iii) 9,063,041 Notes Shares issuable upon conversion of $104,225,000 principal amount of Notes held by MFI ICAV (together with MCOF and Monarch Debt, the “Funds”). Also consists of an aggregate of 3,056,187 Notes Shares issuable upon conversion by the Funds assuming that we exercise our option to pay interest in kind and further assumes conversion after all interest payments prior to maturity are paid in kind and the Notes are converted on the second business day prior to maturity. The investment manager of each of the Funds is Monarch Alternative Capital L.P. (“Monarch Capital”) and the general partner of Monarch Capital is MDRA GP LP, whose general partner is Monarch GP LLC. Monarch Capital has been delegated voting and disposition authority over the Common Stock issuable upon conversion, and as such, Monarch Capital, MDRA GP LP and Monarch GP LLC may be deemed to share voting and dispositive power over any Notes Shares that may be issued to and held by the Funds. Investment and voting decisions made by the Funds rest with the portfolio managers of Monarch Capital—Michael Weinstock, Andrew Herenstein, Christopher Santana and Adam Sklar. Such portfolio managers make decisions by consensus and, as such, each such individual disclaims beneficial ownership of any Notes Shares that may be issued to and held by the Funds. Upon conversion of any Note, we have the option to settle the conversion in cash, shares of Common Stock or a combination of both. Because each of the Funds does not have the right to obtain any shares of Common Stock upon conversion of any of the Notes, each of the foregoing entities and individuals disclaims beneficial ownership of any shares of Common Stock potentially issuable upon conversion of the Notes held by the Funds, and the inclusion of any shares of Common Stock in this table does not constitute an admission of beneficial ownership for the person or entity named.

(4)

Represents shares issued in the Business Combination held directly by Redline Capital Fund Universal Investments (“Redline UI”), a sub-fund of Redline Capital Fund, FCP-FIS (“Redline Capital”). Redline Capital Management S.A. (“Redline Management”) serves as the manager of Redline UI and Redline Capital, and Redline Capital (UK) Limited (“Redline Adviser”) serves as the investment adviser to Redline Management. As the Investment Director of Redline Management, Tatiana Evtushenkova may be deemed to share investment power, together with each of Redline UI, Redline Management and Redline Adviser, over the shares held by Redline UI. Pursuant to a letter agreement, dated December 7, 2021, Redline Capital and its affiliates granted to ZeroFox’s chief executive officer an irrevocable proxy to vote all of their shares, which shall be voted proportionally to the overall votes cast by other shareholders of ZeroFox on proposals or resolutions voted on by ZeroFox’s stockholders. Alastair Cookson, Executive Director and Partner of Redline Adviser, served as a director of ZeroFox from 2017 until December 7, 2021. See “Certain Relationships and Related Party Transactions.”

(5)

Consists of 4,202,767 Founder Shares (including 1,266,750 shares that are subject to forfeiture if certain earnout conditions are not satisfied) and 5,450,000 shares issuable upon exercise of 5,450,000 Private Placement Warrants purchased by JAR Sponsor LLC in connection with the L&F IPO. MSBD 2020 Series LLC and Victory Park Capital Advisors, LLC, as the voting members of JAR Sponsor LLC, exercise voting control over the entirety of shares held directly by JAR Sponsor LLC. Jeffrey C. Hammes, by virtue of his role as managing member of MSBD 2020 Series LLC has voting and dispositive power over the shares held by JAR Sponsor LLC, and therefore may be deemed to have beneficial ownership of the shares held directly by JAR Sponsor LLC. Richard Levy has voting and dispositive power on behalf of Victory Park Capital Advisors, LLC over the shares held by JAR Sponsor LLC, and therefore may be deemed to have beneficial ownership of the shares held directly by JAR Sponsor LLC. JAR Sponsor LLC was the sponsor of L&F and Messrs. Hammes and Levy were directors of L&F prior to the Closing. See “Certain Relationships and Related Party Transactions.”

(6)

Represents shares issued in the Business Combination held directly by Lookingglass Cyber Solutions, Inc. (“Lookingglass”). Lookingglass is a privately held, operating company, and voting and dispositive decisions with respect to the ZeroFox shares owned by Lookingglass are made collectively by the members of Lookingglass’ senior management team, under the oversight of its five-member board of directors. In making these voting and dispositive decisions, the Lookingglass senior management team generally acts by consensus. Although the composition of the senior management team changes over time, the current senior management team consists of Gilman Louie, Bryan Ware, Donald Gilberg, Dana Mariano, Norman Laudermilch, and Ronald Nielson. Mr. Louie was a director of ZeroFox from 2020 to May 2022. See “Certain Relationships and Related Party Transactions.”

(7)

Consists of (i) 8,522,404 shares issued in the Business Combination and held directly by Mr. Foster and (ii) 127,591 shares held by Wolf Acquisitions, L.P. (“Wolf”), consisting of 60,475 shares issued in the Business Combination and 67,116 PIPE Shares. Wolf is wholly-owned by Mr. Foster. Mr. Foster is our Chairman and Chief Executive Officer, is a co-founder of ZeroFox and has served as Chairman and Chief Executive Officer of ZeroFox since 2013. See “Certain Relationships and Related Party Transactions.”

(8)

Consists of (i) 4,191,723 shares held by Peloton Equity I, L.P. (“Peloton Equity”), consisting of 4,086,760 shares issued in the Business Combination and 104,963 PIPE Shares and (ii) 3,084,512 shares held by Peloton ID Experts, LLC (“Peloton ID”), consisting of 3,007,274 shares issued in the Business Combination and 77,238 PIPE Shares. Peloton Equity GP (“Peloton GP”) is the general partner of Peloton Equity and Peloton ID. Carlos Ferrer and Theodore B. Lundberg are the managing members (the “Managing Members”) of Peloton GP. Peloton GP and the Managing Members may be deemed to share voting and dispositive power over the shares held by Peloton Equity and Peloton ID. Mr. Lundberg served as Chairman of the Board, and Justin Yang, a partner of Peloton GP, served as a director, of IDX from 2016 until the Closing. See “Certain Relationships and Related Party Transactions.”

(9)

Consists of (i) 68,825 shares held by ForgePoint Cyber Affiliates Fund I, L.P., consisting of 67,102 shares issued in the Business Combination and 1,723 PIPE Shares and (ii) 5,919,355 held by ForgePoint Cybersecurity Fund I, L.P. (together with ForgePoint Cyber Affiliates Fund I, L.P., the “ForgePoint Funds”), consisting of 5,771,132 shares issued in the Business Combination and 148,223 PIPE Shares. Donald R. Dixon and Alberto J. Yepez are the managing members of ForgePoint Cybersecurity GP-I, LLC (“Cybersecurity GP”), which is the general partner of each of the ForgePoint Funds, and each of Cybersecurity GP and its managing members exercise shared voting and dispositive rights with respect to the shares of stock held by each of the ForgePoint Funds. Sean Cunningham is a non-managing member of ForgePoint Cybersecurity GP-I, LLC. In this capacity, Mr. Cunningham does not have voting or dispositive power over the shares held by the ForgePoint Funds. Mr. Cunningham is a member of our Board and was a director of IDX from 2016 until the Closing. See “Certain Relationships and Related Party Transactions.

(10)

Consists of 5,555,079 shares issued in the Business Combination and 142,675 PIPE Shares held by BlueCross BlueShield Venture Partners II, L.P. (the “Fund”). BlueCross BlueShield Ventures II, Inc. (the “GP”) is the general partner of the Fund. Voting and disposition decisions at the GP with respect to the shares held by the Fund are made by an investment committee. See “Certain Relationships and Related Party Transactions.

(11)

Represents shares issued in the Business Combination held directly by Intel Capital Corporation. Intel Capital Corporation is a wholly-owned subsidiary of Intel Corporation. Intel Capital Corporation shares voting and investment power over its held shares with Intel Corporation.

(12)

Consists of (i) 1,956,521 Notes Shares issuable upon conversion of $22,500,000 principal amount of Notes held by Corbin ERISA Opportunity Fund, Ltd. (“Corbin ERISA”), (ii) 750,000 PIPE Shares held by Corbin ERISA, (iii) 304,330 shares of Common Stock held by Corbin ERISA received in exchange for Class A Ordinary Shares and (iv) 495,000 shares issuable upon the exercise of 495,000 Public Warrants held by Corbin ERISA. Also consists of an aggregate of 573,035 Notes Shares issuable upon conversion by Corbin ERISA assuming that we exercise our option to pay interest in kind and further assumes conversion after all interest payments prior to maturity are paid in kind and the Notes are converted on the second business day prior to maturity. Corbin Capital Partners, L.P. (“CCP”) is the investment manager of Corbin ERISA. CCP and its general partner, Corbin Capital Partners GP, LLC may be deemed beneficial owners of the shares beneficially owned by Corbin ERISA. Craig Bergstrom, as the Chief Investment Officer of CCP, makes voting and investment for Corbin ERISA, but disclaims beneficial ownership of the shares held by them, except to the extent of his pecuniary interest therein. Upon conversion of any Note, we have the option to settle the conversion in cash, shares of Common Stock or a combination of both. Because Corbin ERISA does not have the right to obtain any shares of Common Stock upon conversion of its Notes, each of the foregoing entities and individual disclaims beneficial ownership of any shares of Common Stock potentially issuable upon conversion of the Notes held by Corbin ERISA, and the inclusion of any shares of Common Stock in this table does not constitute an admission of beneficial ownership for the person or entity named.

(13)

Represents 2,138,430 shares issuable upon exercise of 2,138,430 Private Placement Warrants purchased by Jefferies LLC in connection with the L&F IPO. Jefferies was the sole bookrunning manager of the L&F IPO. Jefferies also served as L&F’s financial advisor and as co-placement agent for the Common Equity PIPE Financing and the Convertible Notes Financing in connection with the Business Combination.

(14)	Represents shares issued in the Business Combination. Thomas F. Kelly served as the President and Chief Executive Officer of IDX prior to the Closing and is a member of our Board.
(15)	Mr. Bess is a trustee. See note (20) below.
(16)

Consists of 980,306 shares issued in the Business Combination and 25,178 PIPE Shares held by Sandbox Advantage Fund, L.P. (the “Fund”). Sandbox Advantage Associates, LLC (the “GP”) is the general partner of the Fund. Voting and disposition decisions at GP with respect to the shares held by the Fund are made by a board of managers. See “Certain Relationships and Related Party Transactions.”

(17)

Consists of 652,173 Notes Shares issuable upon conversion of $7,500,000 principal amount of Notes held by and 150,000 PIPE Shares. Also consists of an aggregate of 191,013 Notes Shares issuable upon conversion by L&F Acquisition Holdings Fund, LLC assuming that we exercise our option to pay interest in kind and further assumes conversion after all interest payments prior to maturity are paid in kind and the Notes are converted on the second business day prior to maturity. L&F Acquisition Holdings Fund, LLC is an affiliate of Victory Park Capital Advisors, LLC, an entity affiliated with Richard Levy, who exercises voting and dispositive power over shares held by L&F Acquisition Holdings Fund, LLC. Mr. Levy was a director of L&F prior to the Closing. Upon conversion of any Note, we have the option to settle the conversion in cash, shares of Common Stock or a combination of both. Because L&F Acquisition Holdings Fund, LLC does not have the right to obtain any shares of Common Stock upon conversion of its Notes, each of the foregoing entities and individual disclaims beneficial ownership of any shares of Common Stock potentially issuable upon conversion of the Notes held by L&F Acquisition Holdings Fund, LLC, and the inclusion of any shares of Common Stock in this table does not constitute an admission of beneficial ownership for the person or entity named. See “Certain Relationships and Related Party Transactions.”

(18)

Includes 15,118 shares issued in the Business Combination and 100,000 shares issued upon the exercise of options assumed in the Business Combination. Also includes 718,409 shares issuable upon the exercise of options exercisable within 60 days of October 7, 2022. Mr. Bender is our Chief Financial Officer and served as Chief Financial Officer from 2016 until the Closing.

(19)

Includes 93,039 shares issued upon the exercise of options assumed in the Business Combination. Also includes 496,828 shares issuable upon the exercise of options exercisable within 60 days of October 7, 2022. Mr. O’Rourke is our Chief Revenue Officer and served as Chief Revenue Officer of ZeroFox from 2017 until the Closing.

(20)	Mr. Bess was a director of ZeroFox from 2015 until the Closing.
(21)	Includes 79,998 shares issuable upon the exercise of options exercisable within 60 days of October 7, 2022. Mr. Uppal served as Chief Financial Officer of IDX prior to the Closing.

(22)

Includes 79,603 shares issued in the Business Combination. Also, includes 226,731 shares issuable upon the exercise of options exercisable within 60 days of October 7, 2022. Mr. Headley is a member of our Board and was a director of ZeroFox from 2014 until the Closing.

(23)	Includes 57,255 shares issuable upon the exercise of options exercisable within 60 days of October 7, 2022. Mr. McConnell was a director of ZeroFox from 2013 until the Closing.
(24)

Represents shares issued in the Business Combination. Includes 20,090 unvested restricted shares as to which Ms. King has sole voting power but which are subject to restrictions on transfer, of which 2,511 of such shares will vest within 60 days of October 7, 2022. Ms. King is a member of our Board and was a director of ZeroFox from 2021 until the Closing.

(25)	Represents 50,000 Founder Shares (including 15,000 shares that are subject to forfeiture if certain earnout conditions are not satisfied). Mr. Lieberman was a director of L&F prior to the Closing.
(26)

Represents PIPE Shares held by GCP-OI I, LLC. Adam Gerchen, by virtue of his role as manager of GCP-OI I, LLC has voting and dispositive power over the shares held directly by GCP-OI I, LLC. Mr. Gerchen was Chief Executive Officer and a director L&F prior to the Closing and is a member of our Board. See “Certain Relationships and Related Party Transactions.”

(27)

Represents PIPE Shares held by JCH Investments LLC. Jeffrey C. Hammes has sole voting and dispositive power over these shares in his capacity as Managing Member of JCH Investments LLC. Mr. Hammes was Chairman and a director of L&F prior to the Closing. See “Certain Relationships and Related Party Transactions.”

(28)	Represents 39,733 Founder Shares (including 6,000 shares that are subject to forfeiture if certain earnout conditions are not satisfied). Mr. Summers was a director of L&F prior to the Closing.
(29)

Represent PIPE Shares held by Alsop Louie Capital 4, L.P. (“Alsop Louie”). Gilman Louie, Stewart Alsop and James Whims, managing members of Alsop Louie, share voting and investment power over shares held by Alsop Louie. Mr. Louie serves as Chairman (and previously served as Chief Executive Officer) of Lookingglass and was a director of ZeroFox from 2020 to May 2022.

(30)	Represents 20,000 Founder Shares (including 6,000 shares that are subject to forfeiture if certain earnout conditions are not satisfied). Mr. Goldstein was a director of L&F prior to the Closing.
(31)	See note 5 above for information about Private Placement Warrants.
(32)	See note 13 above for information about Private Placement Warrants held by Jefferies LLC.

DESCRIPTION OF SECURITIES

The following summary of the terms of our capital stock and Warrants does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Delaware General Corporation Law (the “DGCL”) and our Certificate of Incorporation and Bylaws. Copies of our Certificate and Bylaws are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and are incorporated herein by reference. See “Where You Can Find More Information.”

General

The authorized capital stock of the Company consists of 1,100,000,000 shares of stock, $0.0001 par value per share, of which 1,000,000,000 shares are designated as Common Stock and 100,000,000 shares are designated as preferred stock. As of October 7, 2022, there were 118,178,028 shares of Common Stock and no shares of preferred stock issued and outstanding.

Common Stock

The Certificate of Incorporation authorizes one class of Common Stock.

Dividend Rights

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus”, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Delaware common law also imposes a solvency requirement in connection with the payment of dividends.

Subject to preferences that may apply to any shares of the Company’s preferred stock outstanding at the time, the holders of Common Stock will be entitled to receive dividends out of funds legally available therefor if the Board, in its discretion, determines to authorize the issuance of dividends and then only at the times and in the amounts that the Board may determine.

Voting Rights

Holders of Common Stock are entitled to one vote for each share held as of the record date for the determination of the stockholders entitled to vote on such matters, including the election and removal of directors, except as otherwise required by law. Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. The Certificate of Incorporation does not authorize cumulative voting and provides that no stockholder is permitted to cumulate votes at any election of directors. Consequently, the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Right to Receive Liquidation Distributions

If the Company becomes subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to the Company’s stockholders would be distributable ratably among the holders of Common Stock and any participating series of the Company’s preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of, and the payment of any liquidation preferences on, any outstanding shares of the Company’s preferred stock.

Other Matters

All outstanding shares of Common Stock are fully paid and nonassessable. The Common Stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

Preferred Stock

The Board is authorized, subject to limitations prescribed by the DGCL, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by the Company’s stockholders. The Board is empowered to increase or decrease the number of shares of any series of the Company’s preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by the Company’s stockholders. The Board is able to authorize the issuance of the Company’s preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of the Company’s preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of the Company and might adversely affect the market price of the Common Stock and the voting and other rights of the holders of Common Stock. There are currently no plans to issue any shares of the Company’s preferred stock.

Board of Directors

The Board currently consists of eight directors. The Certificate of Incorporation provides that the number of directors shall be fixed only by resolution of the board of directors. Directors are elected by a plurality of all of the votes cast in the election of directors.

Takeover Defense Provisions

Certain provisions of Delaware law, the Certificate of Incorporation and the Bylaws, which are summarized herein, may have the effect of delaying, deferring, or discouraging another person from acquiring control of the Company. They are also designed, in part, to encourage persons seeking to acquire control of the Company to negotiate first with the Board.

Section 203 of the DGCL

The Company is also governed by the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” (as those terms are defined in Section 203 of the DGCL) for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

either the merger or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the merger was approved by the corporation’s board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or, within the prior three years, did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing changes in control of the Company.

Classified Board of Directors

The Certificate of Incorporation provides that the Board is divided into three classes, designated as Class I, Class II and Class III, as nearly equal in size as is practicable. Accordingly, each class generally consists of one-third of the total number of directors constituting the entire Board. The term of the initial Class I directors will terminate on the date of the first annual meeting of stockholders following the Closing Date, the term of the initial Class II directors will terminate on the date of the second annual meeting of stockholders following the Closing Date, and the term of the initial Class III directors will terminate on the date of the third annual meeting of stockholders following the Closing Date. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term.

Removal of Directors

The Certificate of Incorporation provides that stockholders may only remove a director for cause and only by the affirmative vote of the holders of a majority of the issued and outstanding capital stock of the Company entitled to vote in the election of directors, voting together as a single class.

Board of Directors Vacancies

The Certificate of Incorporation and Bylaws authorize only a majority of the remaining members of the Board, although less than a quorum, to fill vacant directorships, including newly created directorships. In addition, subject to the rights of holders of any series of the Company’s preferred stock, the number of directors constituting the Board is permitted to be set only by a resolution of the Board. These provisions prevent a stockholder from increasing the size of the Board and then gaining control of the Board by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of the Board and promotes continuity of management.

Stockholder Action; Special Meeting of Stockholders

The Certificate of Incorporation and Bylaws provide that the Company’s stockholders may not take action by written consent but may only take action at annual or special meetings of the stockholders. As a result, a holder controlling a majority of the Company’s capital stock would not be able to amend the Bylaws, amend the Certificate of Incorporation or remove directors without holding a meeting of the Company’s stockholders called in accordance with the Certificate of Incorporation and Bylaws. The Certificate of Incorporation and Bylaws further provide that special meetings of stockholders of the Company may be called only by Board, the Chairperson of Board, or the Chief Executive Officer or the President of the Company, thus prohibiting stockholder action to call a special meeting. These provisions might delay the ability of the Company’s stockholders to force consideration of a proposal or for stockholders controlling a majority of the Company’s capital stock to take any action, including the removal of directors.

Advance notice requirements for stockholder proposals and director nominations

The Certificate of Incorporation provides that advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Company must be given in the manner and to the extent provided in the bylaws of the Company. The Bylaws provide that, with respect to an annual meeting of the Company’s stockholders, nominations of persons for election to the Board and the proposal of other business to be transacted by the stockholders may be made only (i) pursuant to the Company’s notice of the meeting, (ii) by or at the direction of the Board, (iii) as provided in the certificate of designation for any class or series of preferred stock or (iv) by any stockholder who was a stockholder of record at the time of giving the notice required by the Bylaws, at the record date(s) set by the Board for the purpose of determining stockholders entitled to notice of, and to vote at, the meeting, and at the time of the meeting, and who complies with the advance notice provisions of the Bylaws.

With respect to special meetings of stockholders, only the business specified in the Company’s notice of meeting may be brought before the meeting. Nominations of persons for election to the Board may be made only (i) by or at the direction of the Board or (ii) if the meeting has been called for the purpose of electing directors, by any stockholder who was a stockholder of record at the time of giving the notice required by the Bylaws, at the record date(s) set by the Board for the purpose of determining stockholders entitled to notice of, and to vote at, the meeting, and at the time of the meeting, and who complies with the advance notice provisions of the Bylaws.

The advance notice procedures of the Bylaws provide that, to be timely, a stockholder’s notice with respect to director nominations or other proposals for an annual meeting must be delivered to the Company’s Secretary at the principal executive office of the Company not earlier than the 150th day nor later than 5:00 p.m., local time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year’s annual meeting (which anniversary date shall, for purposes of the Company’s first annual meeting after our shares of Common Stock are first publicly traded, be deemed to be April 15, 2023). In the event that no annual meeting of stockholders was held in the preceding year, or in the event that the date of the annual meeting is advanced by more than 30 days before or delayed by more than 60 days after the first anniversary of the date of the preceding year’s annual meeting, to be timely, a stockholder’s notice must be delivered not earlier than the 120th day prior to the date of such annual meeting and not later than 5:00 p.m., local time, on the later of the 90th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.

These provisions might preclude stockholders of the Company from bringing matters before the annual meeting of stockholders or from making nominations for directors at the annual meeting of stockholders if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

No cumulative voting

The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Certificate of Incorporation does not provide for cumulative voting and provides that no stockholder is permitted to cumulate votes at any election of directors.

Amendments to Certificate of Incorporation and Bylaws

Except for those amendments permitted to be made without stockholder approval under Delaware law or the Certificate of Incorporation, the Certificate of Incorporation generally may be amended only if the amendment is first declared advisable by the Board and thereafter approved by holders of a majority of the outstanding stock of the Company entitled to vote thereon. Any amendment of certain provisions in the Certificate of Incorporation requires approval by holders of at least two-thirds of the voting power of the then-outstanding voting securities of the Company entitled to vote thereon, voting together as a single class. These provisions include, among others, provisions related to the classified board structure, board composition, removal of directors, indemnification and exculpation, cumulative voting rights, preferred stock, exclusive forum provisions, provisions related to stockholder action and advance notice, corporate opportunities and amendments to the charter, in each case as summarized herein.

The Board has the power to adopt, amend or repeal any provision of the Bylaws. In addition, shareholders of the Company may adopt, amend or repeal any provision of the Bylaws with the approval by the holders of a majority of the voting power of the shares present in person or by proxy at the meeting of stockholders and entitled to vote on the matter. Any amendment of certain provisions in the Bylaws requires approval by holders of at least two-thirds of the voting power of the then-outstanding voting securities of the Company entitled to vote thereon, voting together as a single class. These provisions include, among others, provisions related to meetings of stockholders, the powers and composition of the Board, removal of directors, indemnification of directors and officers and amendments to the Bylaws.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq Stock Market, which apply if and so long as the Common Stock remains listed on the Nasdaq Stock Market, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of Common Stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved Common Stock may be to enable the Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

Exclusive Forum

The Certificate of Incorporation provides that, unless otherwise consented to by the Company in writing, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for the following types of actions or proceedings: (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, stockholder, employee or agent of the Company to the Company or the Company’s stockholders; (iii) any action asserting a claim against the Company or any current or former director, officer, stockholders, employee or agent of the Company relating to any provision of the DGCL or the Certificate of Incorporation or the Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; (iv) any action asserting a claim against the Company or any current or former director, officer, stockholder, employee or agent of the Company governed by the internal affairs doctrine of the State of Delaware, in each such case unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. The Certificate of Incorporation further provides that, unless otherwise consented to by the Company in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint against any person in connection with any offering of the Company’s securities, asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in the Company’s securities will be deemed to have notice of and consented to this provision.

Although the Certificate of Incorporation contains the choice of forum provisions described above, it is possible that a court could rule that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and, therefore, the exclusive forum provisions described above do not apply to any actions brought under the Exchange Act.

Although we believe these provisions will benefit us by limiting costly and time-consuming litigation in multiple forums and by providing increased consistency in the application of applicable law, these exclusive forum provisions may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and other employees.

Lock-Up Provisions in Bylaws

Under the Bylaws, shares of Common Stock issued as part of the merger consideration under the Business Combination Agreement to certain former stockholders of ZeroFox, Inc. and IDX, including through the exercise of stock options, are subject to a 180-day lock-up period following the Closing, subject to certain exceptions, during which period such stockholders may not transfer their shares (subject to customary exceptions). The lock-up period described above will not apply to (a) shares of the Company’s stock, which prior to the Domestication were Class A Ordinary Shares, (b) any shares acquired in the Common Equity PIPE Financing, (c) shares issuable upon conversion of the Notes, (d) shares acquired pursuant to open market purchases after Closing or (e) 11,000 shares (or such lesser number representing the total shares held by any Non-Electing Seller (as such term is defined in the Bylaws)) held by the Non-Electing Sellers as of the Closing.

Corporate Opportunities

The Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our non-employee directors nor his or her affiliates has any duty to refrain from, directly or indirectly, (x) engaging in the same or similar business activities or lines of business as the Company or any of its affiliates has historically engaged, now engages or proposes to engage at any time or (y) otherwise competing with the Company or its affiliates. In the event that any non-employee director or his or her affiliates acquire knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for the non-employee director, his or her affiliates or the Company, such non-employee director will, to the fullest extent permitted by applicable law, have no duty to communicate or offer such transaction or business opportunity to the Company or any of its affiliates and will not be liable to the Company, its affiliates or the stockholders of the Company for breach of any fiduciary duty as a director or officer of the Company solely by reason of the fact that such non-employee director or his or her affiliate pursues or acquires such opportunity for themselves, offers or directs such opportunity to another person, or does not communicate such opportunity to the Company; provided, that the Company does not renounce its interest in any corporate opportunity expressly offered or presented to any non-employee director solely in his or her capacity as a director of the Company.

Limitations on Liability and Indemnification of Directors and Officers

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Company’s Certificate of Incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director to the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time. The effect of these provisions is to eliminate the rights of the Company and its stockholders, through stockholders’ derivative suits on the Company’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

The Company’s Certificate of Incorporation permits and the Bylaws obligate the Company to indemnify, to the fullest extent permitted by the DGCL, any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The Company will not be obligated to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person unless the Proceeding (or part thereof) was, or is, authorized by the Board, the Company determines to provide the indemnification or is otherwise required by applicable law. In addition, the Bylaws require the Company, to the fullest extent permitted by law, to pay, in advance of the final disposition of a Proceeding, expenses (including attorneys’ fees) actually and reasonably incurred by an officer or director of the Company in defending any Proceeding, upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under the Bylaws or the DGCL.

The Company has entered into an indemnification agreement with each of its directors and executive officers that provide for indemnification to the maximum extent permitted by Delaware law.

The Company believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers. The limitation of liability and indemnification provisions in the Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. In addition, your investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted shares of our Common Stock or our Warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been our affiliate at the time of, or at any time during the three months preceding a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we are required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of our Common Stock or our Warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of our Common Stock then outstanding; or

•	the average weekly reported trading volume of our Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Following the recent consummation of the Business Combination, we are no longer a shell company, and, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Transfer Agent

The Transfer Agent for our Common Stock and Warrants is Continental.

Listing of Common Stock and Warrants

Our Common Stock is listed on The Nasdaq Global Market and our Public Warrants are listed on The Nasdaq Capital Market under the symbols “ZFOX” and “ZFOXW,” respectively.

Warrants

Public Warrants

Each whole Warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time after 30 days following the Closing, provided in each case that the Company has an effective registration statement under the Securities Act covering the Common Stock issuable upon exercise of the Warrants and a current prospectus relating to them is available (or we permit holders to exercise their Warrants on a cashless basis under the circumstances specified in the Warrant Agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the Warrant Agreement, a warrant holder may exercise its Warrants only for a whole number of shares of Common Stock. This means only a whole Warrant may be exercised at a given time by a warrant holder. The Warrants will expire on August 3, 2027, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of Common Stock pursuant to the exercise of a Warrant and will have no obligation to settle such Warrant exercise unless a registration statement under the Securities Act with respect to the Common Stock underlying the Warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No Warrant will be exercisable and we will not be obligated to issue a share of Common Stock upon exercise of a Warrant unless the share of Common Stock issuable upon such Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant will not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless. In no event will we be required to net cash settle any Warrant.

We have agreed that as soon as practicable, but in no event later than 20 business days after the closing of the Business Combination, we will use our best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Common Stock issuable upon exercise of the Warrants. We will use our best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Warrants in accordance with the provisions of the Warrant Agreement. If a registration statement covering the shares of Common Stock issuable upon exercise of the Warrants is not effective by the 60th business day after the closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if our shares of Common Stock are at the time of any exercise of a Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Public Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants when the price per share of our Common Stock equals or exceeds $18.00. Once the Warrants become exercisable, we may redeem the outstanding Warrants (except as described herein with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per Warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the closing price of the shares of Common Stock equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrant holders.

If and when the Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Warrants, each warrant holder will be entitled to exercise his, her or its Warrant prior to the scheduled redemption date. However, the price of the shares of Common Stock may fall below the $18.00 redemption trigger price (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption of Warrants when the price per share of our Common Stock equals or exceeds $10.00. Once the Warrants become exercisable, we may redeem the outstanding Warrants (except as described herein with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.10 per Warrant;

•

upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their Warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” (as defined below) of our shares of Common Stock except as otherwise described below;

•

if, and only if, the closing price of the shares of Common Stock equals or exceeds $10.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within the 30 trading-day period ending three trading days before we send the notice of redemption to the warrant holders; and

•

if the closing price of the shares of Common Stock for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

Beginning on the date the notice of redemption is given and until the Warrants are redeemed or exercised, holders may elect to exercise their Warrants on a cashless basis. The numbers in the table below represent the number of shares of Common Stock that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of the shares of Common Stock on the corresponding redemption date (assuming holders elect to exercise their Warrants and such Warrants are not redeemed for $0.10 per Warrant), determined for these purposes based on the volume-weighted average price of our shares of Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the Warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a Warrant or the exercise price of a Warrant is adjusted as set forth under the heading “—Anti-Dilution Adjustments” below. If the number of shares issuable upon exercise of a Warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a Warrant. If the exercise price of a Warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “—Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share prices multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “—Anti-Dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading

“—Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share prices less the decrease in the exercise price of a Warrant pursuant to such exercise price adjustment.

Redemption Date (Period to Expiration of Warrants)	Fair Market Value of Shares of Common Stock
	≤$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥$18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
39 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Common Stock to be issued for each Warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of the shares of Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the Warrants is $11.00 per share, and at such time there are 57 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their Warrants for 0.277 shares of Common Stock for each whole Warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume-weighted average price of the shares of Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the Warrants is $13.50 per share, and at such time there are 38 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their Warrants for 0.298 shares of Common Stock for each whole Warrant. In no event will the Warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 shares of Common Stock per Warrant (subject to adjustment). Finally, as reflected in the table above, if the Warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of Common Stock.

This redemption feature differs from the typical warrant redemption features used in many other blank check company offerings, which typically only provide for a redemption of Warrants for cash (other than the Private Placement Warrants ) when the trading price for the shares of Common Stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding Warrants to be redeemed when the shares of Common Stock are trading at or above $10.00 per public share, which may be at a time when the trading price of the shares of Common Stock is below the exercise price of the Warrants. We have established this redemption feature to provide us with the flexibility to redeem the Warrants without the Warrants having to reach the $18.00 per share threshold set forth above. Holders choosing to exercise their Warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares of Common Stock for their Warrants based on an option pricing model with a fixed volatility input. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding Warrants, and therefore have certainty as to our capital structure as the Warrants would no longer be outstanding and would have been exercised or redeemed. We will be required to pay the applicable redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the Warrants if we determine it is in our best interest to do so. As such, we would redeem the Warrants in this manner when we believe it is in our best interest to update our capital structure to remove the Warrants and pay the redemption price to the warrant holders.

As stated above, we can redeem the Warrants when the shares of Common Stock are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their Warrants on a cashless basis for the applicable number of shares. If we choose to redeem the Warrants when the shares of Common Stock are trading at a price below the exercise price of the Warrants, this could result in the warrant holders receiving fewer shares of Common Stock than they would have received if they had chosen to wait to exercise their Warrants for shares of Common Stock if and when such shares of Common Stock were trading at a price higher than the exercise price of $11.50.

No fractional shares of Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of shares of Common Stock to be issued to the holder. If, at the time of redemption, the Warrants are exercisable for a security other than the shares of Common Stock pursuant to the Warrant Agreement, the Warrants may be exercised for such security. At such time as the Warrants become exercisable for a security other than the shares of Common Stock, the Company (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the Warrants.

Holder Election to Limit Exercise. A holder of a Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the shares of Common Stock outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments. If the number of outstanding shares of Common Stock is increased by a share capitalization payable in shares of Common Stock, or by a sub-division of Common Stock or other similar event, then, on the effective date of such share capitalization, sub-division or similar event, the number of shares of Common Stock issuable on exercise of each Warrant will be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering made to all or substantially all holders of Common Stock entitling holders to purchase shares of Common Stock at a price less than the fair market value will be deemed a share capitalization of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of Common Stock) and (ii) the quotient of (x) the price per share of Common Stock paid in such rights offering and (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for shares of Common Stock, in determining the price payable for shares of Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of shares of Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all the holders of shares of Common Stock on account of such shares of Common Stock (or other securities into which the Warrants are convertible), other than (a) as described above, or (b) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Common Stock in respect of such event.

If the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse share sub-division or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each Warrant will be decreased in proportion to such decrease in outstanding shares of Common Stock.

Whenever the number of shares of Common Stock purchasable upon the exercise of the Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than those described above or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our issued and outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the shares of Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of Common Stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of shares of Common Stock in such a transaction is payable in the form of shares of Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Warrant properly exercises the Warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Warrants when an extraordinary transaction occurs during the exercise period of the Warrants pursuant to which the holders of the Warrants otherwise do not receive the full potential value of the Warrants.

The Warrants are issued in registered form under a Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and the Company. The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or to correct any defective provision or mistake, including to conform the provisions of the Warrant Agreement to the description of the terms of the Warrants and the Warrant Agreement set forth in L&F’s prospectus for the L&F IPO, (ii) adjusting the provisions relating to cash dividends on ordinary shares as contemplated by and in accordance with the Warrant Agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Warrants, provided that the approval by the holders of at least 50% of the then-outstanding Public Warrants is required to make any change that adversely affects the interests of the registered holders of Public Warrants, and, solely with respect to any amendment to the terms of the Private Placement Warrants, 50% of the then outstanding Private Placement Warrants. You should review a copy of the Warrant Agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the Warrants.

The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of Warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of Common Stock and any voting rights until they exercise their Warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Private Placement Warrants

The Private Placement Warrants (including the shares of Common Stock issuable upon exercise of such warrants) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination (except to our officers and directors and other persons or entities affiliated with the initial purchasers of the Private Placement Warrants) and they will not be redeemable by us so long as they are held by the Sponsor, members of the Sponsor, Jefferies LLC or their permitted transferees. The Sponsor, Jefferies LLC or their permitted transferees, have the option to exercise the Private Placement Warrants on a cashless basis. Except as described below, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants. If the Private Placement Warrants are held by holders other than the Sponsor, Jefferies LLC or their permitted transferees, the Private Placement Warrants will be redeemable by us and exercisable by the holders on the same basis as the Public Warrants. In accordance with FINRA Rule 5110(g)(8)(A), the Warrants purchased by Jefferies LLC will not be exercisable for more than five years from the effective date of the registration statement in connection with the L&F IPO for so long as they are held by the Jefferies.

Except as described above regarding redemption procedures and cashless exercise in respect of the Public Warrants, if holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Warrants, multiplied by the excess of the “fair market value” (defined below) of our shares of Common Stock over the exercise price of the Warrants by (y) the fair market value. The “fair market value” will mean the average reported closing price of the shares of Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain material U.S. federal income tax considerations of acquiring, holding, and disposing of our Common Stock and/or Warrants. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, the final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, and administrative rulings and judicial decisions now in effect, all of which are subject to change at any time or subject to different interpretations (possibly with retroactive effect). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a person’s decision to acquire, hold, and dispose of our Common Stock and/or Warrants in light of their personal circumstances or to certain types of stockholders that may be subject to special tax treatment, such as, but not limited to, banks and other financial institutions, retirement plans, employee stock ownership plans, regulated investment companies or real estate investment trusts, partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such entities), tax-exempt entities or organizations, United States expatriates, persons that have a principal place of business or “tax home” outside of the United States, persons subject to special rules under Section 892 of the Code, persons who receive our securities through the exercise of employee stock options or otherwise as compensation, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, insurance companies, “S” corporations, dealers in securities and foreign currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities, brokers, persons who hold our securities as part of a hedge, straddle, conversion, integrated, or other risk reduction or constructive sale transaction, persons required to report income no later than when such income is reported on an “applicable financial statement,” “U.S. holders” (as defined below) whose functional currency is not U.S. dollars, U.S. holders that hold our stock through non-U.S. brokers or other non-U.S. intermediaries, or persons subject to the alternative minimum tax. In addition, this summary does not include any description of the tax laws of any state, local, or non-U.S. jurisdiction that may be applicable to a particular stockholder and does not consider any aspects of U.S. federal tax law other than income taxation (such as estate and gift tax or Medicare contribution tax laws). In addition, this discussion is limited to (i) persons who hold our Common Stock and/or Warrants, as applicable, as a “capital asset” (generally, property held for investment) within the meaning of Section 1221 of the Code; and (ii) persons who acquire our Common Stock and/or Warrants from us at the original issuance of such Common Stock and/or Warrants, as applicable.

As used herein, the term “U.S. holder” means a beneficial owner of Common Stock and/or Warrants, that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof or otherwise treated as a U.S. tax resident for U.S. federal income tax purposes;

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source.

As used herein, the term “non-U.S. holder” means a beneficial owner of Common Stock and/or Warrants that is neither a U.S. holder nor a partnership or an entity treated as a partnership for U.S. federal income tax purposes.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Common Stock and/or Warrants, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership, as well as the partners in such a partnership are urged to consult their tax advisors about the U.S. federal income tax consequences of owning our Common Stock and/or Warrants.

Stockholders and Warrant holders are urged to consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift or other rules or under the laws of any state, local or non-U.S. taxing jurisdiction or under any applicable tax treaty.

This discussion is not binding on the Internal Revenue Service (“IRS”). Except as discussed herein, we have not sought, and will not seek, any ruling from the IRS or an opinion from counsel with respect to the statements made in the following discussion. Accordingly, there can be no assurance that the IRS will not take a position contrary to such statements or that any such contrary position taken by the IRS would not be sustained by a court. Stockholders and Warrant holders are urged to consult with their own tax advisors to determine the specific consequences of acquiring, holding, and disposing of our Common Stock and/or Warrants.

Taxation of U.S. Holders of Common Stock

Taxation of Distributions. Distributions received by a U.S. holder generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid to a U.S. holder that is a taxable corporation generally may qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided that certain holding period requirements are met, dividends paid to a non-corporate U.S. holder generally will constitute “qualified dividends” that should be subject to tax at the tax rate accorded to long-term capital gains.

Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in the Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Common Stock, as discussed below under “Taxation of U.S. Holders of Common Stock – Disposition (Other than a Redemption) of Common Stock”.

Disposition (Other than a Redemption) of Common Stock. In general, upon a disposition (other than a redemption) of Common Stock, a U.S. holder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. holder’s adjusted tax basis in such Common Stock. A U.S. holder’s adjusted tax basis in our Common Stock generally will equal the U.S. holder’s acquisition cost; a U.S. holder who receives Common Stock pursuant to the exercise of a Warrant will determine the U.S. holder’s adjusted tax basis in the Common Stock so received in accordance with the discussions below regarding “Taxation of U.S. Holders of Warrants.”

Gain or loss on the disposition of Common Stock will be long-term capital gain or loss if the U.S. holder has held the stock for more than one year and otherwise as short-term capital gain or loss. All or a portion of any loss that a U.S. holder realizes upon a taxable disposition of the stock may be disallowed if the U.S. holder purchases the same type of stock within 30 days before or after the disposition. The deductibility of capital losses is subject to certain limitations (discussed below—see “Taxation of U.S. Holders Generally—Tax Rates”).

Redemption of Common Stock. In general, upon a redemption of Common Stock, the treatment of the transaction for U.S. federal income tax purposes will depend on whether any of the “dividend non-equivalence tests” are satisfied with respect to the redemption. The “dividend non-equivalence tests” are as follows:

•

the U.S. holder’s percentage of our total outstanding voting shares that it actually and constructively owns immediately following the distribution is less than 80% of the percentage of our total outstanding voting shares that it actually and constructively owns immediately before the distribution and the U.S. holder has a similar reduction in its percentage ownership of our total outstanding Common Stock;

•	as a result of the distribution, the U.S. holder no longer actually or constructively owns any of our outstanding shares of stock; or

•

the distribution results in a meaningful reduction of the U.S. holder’s proportionate interest in our stock (which is determined based on the U.S. holder’s particular facts and circumstances; however, in certain circumstances, in the case of a stockholder holding a small minority (e.g., less than 1%) of our stock, even a small reduction of a U.S. holder’s proportionate interest in our stock may satisfy this test).

In determining whether one of the “dividend non-equivalence tests” is satisfied, a U.S. holder must take into account not only shares of our stock that such U.S. holder actually owns, but also shares of our stock that such U.S. holder constructively owns, including shares of our stock actually owned, and in some cases constructively owned, by certain related individuals and certain entities in which the U.S. holder has an interest, or that have an interest in the U.S. holder. Contemporaneous dispositions or acquisitions of shares by a U.S. holder (or persons or entities related to such U.S. holder) may be deemed to be part of a single integrated transaction which will be taken into account in determining whether any of the “dividend non-equivalence tests” have been satisfied. For example, if a U.S. holder sells shares of Common Stock to persons other than us at or about the time we redeem shares of Common Stock held by a U.S. holder, and these transactions are part of an overall plan to reduce or terminate such U.S. holder’s proportionate interest in our stock, then the sales to persons other than us may, for U.S. federal income tax purposes, be integrated with the U.S. holder’s redemption of Common Stock and, if integrated, should be taken into account in determining whether a U.S. holder satisfies any of the “dividend non-equivalence tests” described above.

If any such test is satisfied, a U.S. holder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. holder’s adjusted tax basis in such Common Stock. A U.S. holder’s adjusted tax basis in our Common Stock generally will equal the U.S. holder’s acquisition cost; a U.S. holder who receives Common Stock pursuant to the exercise of a Warrant will determine the U.S. holder’s adjusted tax basis in the Common Stock so received in accordance with the discussions below regarding “Taxation of U.S. Holders of Warrants.” Any gain or loss that a U.S. holder recognizes in connection with receipt of the redemption generally will be long-term capital gain or loss if the U.S. holder has held the stock for more than one year and otherwise as short-term capital gain or loss. All or a portion of any loss that a U.S. holder realizes upon a taxable redemption of the stock may be disallowed if the U.S. holder purchases the same type of stock within 30 days before or after the redemption. The deductibility of capital losses is subject to certain limitations (discussed below—see “Taxation of U.S. Holders Generally—Tax Rates”).

If none of the “dividend non-equivalence tests” described above are satisfied, the redemption proceeds generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid to a U.S. holder that is a taxable corporation generally may qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided that certain holding period requirements are met, dividends paid to a non-corporate U.S. holder generally will constitute “qualified dividends” that should be subject to tax at the tax rate accorded to long-term capital gains.

Redemption proceeds in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in the Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Common Stock, as discussed above under “Taxation of U.S. Holders of Common Stock—Disposition (Other than a Redemption) of Common Stock.”

Taxation of U.S. Holders of Warrants

Possible Constructive Distributions. The terms of the Warrants provide for an adjustment to the number of shares of Common Stock for which the Warrants may be exercised or to the exercise price of the warrants on the occurrence of certain events. An adjustment which has the effect of preventing dilution generally is not a taxable event. U.S. holders of our Warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment to the number of such shares or to such exercise price increases the U.S. holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Common Stock that would be obtained upon exercise or through a decrease in the exercise price of the Warrants), including as a result of a distribution of cash or other property to the holders of shares of our Common Stock that is taxable to such holders of such shares as a distribution. Any constructive distribution received by a U.S. holder would be subject to tax in the same manner as distributions, as described above in “Taxation of U.S. Holders of Common Stock—Taxation of Distributions” in an amount equal to the fair market value of such increased interest resulting from the adjustment. Generally, a U.S. holder’s adjusted tax basis in its Warrants would be increased to the extent any such constructive distribution is treated as a dividend.

Sale or Disposition of Warrants (Other than by Exercise or Lapse). Upon the sale or other taxable disposition of the Warrants (other than by exercise or lapse), a U.S. holder will generally recognize capital gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. holder’s adjusted tax basis in the Warrants. If we redeem the Warrants for cash or if we purchase Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. holder. A U.S. holder’s tax basis in any Warrants shall equal the U.S. holder’s acquisition cost of the Warrants.

Capital gain or loss on the sale or disposition of Warrants (other than by exercise or lapse) will be long-term capital gain or loss if the U.S. holder’s holding period in such Warrants is more than one year at the time of the sale or other taxable disposition. The deductibility of capital losses is subject to certain limitations (discussed below—see “Taxation of U.S. Holders Generally—Tax Rates”).

Exercise of Warrants. A U.S. holder will generally not be required to recognize income, gain or loss upon exercise of Warrants. A U.S. holder’s tax basis in Common Stock received upon exercise of the Warrants for cash will be equal to the sum of (1) the U.S. holder’s adjusted tax basis in the Warrants exchanged therefor (generally, the acquisition cost of the Warrants) and (2) the exercise price of such Warrants. Whether a U.S. holder’s holding period for the Common Stock received upon exercise of a Warrant would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant may depend on the facts and circumstances regarding the U.S. holder’s acquisition of the Warrant; however, in either case the holding period will not include the period during which the U.S. holder held the Warrant. Once exercised, the U.S. holders will be subject to tax consequences with respect to their ownership of Common Stock acquired via the Warrants as discussed above under “Taxation of U.S. Holders of Common Stock.”

In certain circumstances, the Warrants may be exercisable on a cashless basis. The U.S. federal income tax treatment of an exercise of a Warrant on a cashless basis is not clear, and could differ from the consequences described above. It is possible that a cashless exercise could be a taxable event. U.S. holders are urged to consult their tax advisors as to the consequences of an exercise of the Warrants on a cashless basis, including with respect to whether the exercise is a taxable event, and their holding period and tax basis in the Common Stock received.

Lapse of Warrants. If a Warrant expires without being exercised, a U.S. holder should recognize a capital loss in an amount equal to such holder’s adjusted tax basis in the Warrant. Such loss will be long-term capital loss if, at the time of the expiration, the U.S. holder’s holding period in such Warrant is more than one year. The deductibility of capital losses is subject to certain limitations (discussed below—see “Taxation of U.S. Holders Generally—Tax Rates”).

Taxation of U.S. Holders Generally

Amounts Treated as Capital Gain. Any amounts that are treated pursuant to the discussion above as capital gain generally will be treated as long-term capital gain if the U.S. holder’s holding period is greater than one year at the time of the exchange.

Amounts Treated as Dividend Income. Any amounts that are treated pursuant to the discussion above as dividend income generally will be taxable to a non-corporate U.S. holder at long-term capital gains rates as such amounts should constitute “qualified dividend income” subject to such favorable rates.

Tax Rates. In general, the maximum U.S. federal income tax rate on long-term capital gain applicable to non-corporate taxpayers is 20% for sales and exchanges of capital assets held for more than one year. Short-term capital gain (i.e., the gain on capital assets held for one year or less) of non-corporate taxpayers is subject to tax at the same U.S. federal income tax rates as ordinary income. The maximum U.S. federal income tax rate on ordinary income for non-corporate taxpayers with income exceeding certain thresholds is currently 37%. All income and gain of corporate taxpayers is subject to tax at the same U.S. federal income tax rate (currently, 21%). In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Medicare Tax. A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold. For individuals, the threshold amount is $200,000 for single filers, and $250,000 for married taxpayers filing joint returns ($125,000 for married individuals filing separate returns), which amounts are not indexed for inflation. Net investment income generally includes dividend income and net gains from the disposition of stock, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. holder that is an individual, estate or trust, is urged to consult its tax advisor regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our Common Stock and/or Warrants.

Taxation of Non-U.S. Holders of Common Stock

Taxation of Distributions. Distributions received by a non-U.S. holder generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. In such event, subject to the discussion below concerning FIRPTA (as defined below), such amounts generally will be subject to U.S. income tax withholding at the rate of 30% on the gross amount of any such amount unless either:

•

a lower treaty rate applies and the non-U.S. holder furnishes a validly executed IRS Form W-8BEN or W-8BEN-E (or equivalent thereof) evidencing eligibility for that reduced rate to the applicable withholding agent; or

•	the non-U.S. holder furnishes an IRS Form W-8ECI to the applicable withholding agent claiming that such amount is effectively connected income.

If an amount treated as dividend income for U.S. income tax purposes is also treated as income that is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business (referred to as “effectively connected income” or “ECI”), the non-U.S. holder generally will be subject to U.S. federal income tax on such ECI at graduated rates, in the same manner as U.S. holders are taxed with respect to such amounts, as discussed under “Taxation of U.S. Holders of Common Stock—Taxation of Distributions”. A non-U.S. holder that is a corporation also may be subject to the 30% branch profits tax with respect to such ECI (subject to certain adjustments, unless reduced or eliminated by an applicable tax treaty.

Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the non-U.S. holder’s adjusted tax basis in the

Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Common Stock, as discussed below under “Taxation of Non-U.S. Holders of Common Stock—Disposition (Other than a Redemption) of Common Stock.”

Disposition (Other than a Redemption) of Common Stock. In general, upon a disposition (other than a redemption) of Common Stock, a non-U.S. holder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the non-U.S. holder’s adjusted tax basis in such Common Stock. A non-U.S. holder’s adjusted tax basis in our Common Stock generally will equal the non-U.S. holder’s acquisition cost; a non-U.S. holder who receives Common Stock pursuant to the exercise of a Warrant will determine the non-U.S. holder’s adjusted tax basis in the Common Stock so received in accordance with the discussions below regarding “Taxation of Non-U.S. Holders of Warrants.”

Generally, subject to the discussion below concerning FIRPTA (as defined below), a non-U.S. holder will not be subject to U.S. federal income tax or withholding tax, unless one of the following tests is satisfied:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if the non-U.S. holder is entitled to the benefits of an applicable income tax treaty with the United States with respect to that gain, that gain is attributable to a permanent establishment maintained by the non-U.S. holder in the United States) (the “ECI Test”); or

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the gain is recognized and certain other conditions are met (the “183 Day Test”).

If the non-U.S. holder satisfies the ECI Test, any income or gain that is taxable as a result generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If a non-U.S. holder is a corporation, its ECI (subject to certain adjustments) may be subject to an additional U.S. branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

If the non-U.S. holder satisfies the 183 Day Test, any gain that is taxable (net of certain U.S.-source losses) will be taxed at a flat rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Redemption of Common Stock. In general, upon a redemption of Common Stock, the treatment of the transaction for U.S. federal income tax purposes will depend on whether any of the “dividend non-equivalence tests” described above are satisfied with respect to the redemption. If any such test is satisfied, a non-U.S. holder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the non-U.S. holder’s adjusted tax basis in such Common Stock. A non-U.S. holder’s adjusted tax basis in our Common Stock generally will equal the non-U.S. holder’s acquisition cost; a non-U.S. holder who receives Common Stock pursuant to the exercise of a Warrant will determine the non-U.S. holder’s adjusted tax basis in the Common Stock so received in accordance with the discussions below regarding “Taxation of Non-U.S. Holders of Warrants.” Generally, subject to the discussion below concerning FIRPTA (as defined below), a non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain from a redemption that satisfies any of the “dividend non-equivalence tests” unless the ECI Test or the 183 Day Test is satisfied.

If the non-U.S. holder satisfies the ECI Test, any gain that is taxable as a result generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If a non-U.S. holder is a corporation, its ECI (subject to certain adjustments) may be subject to an additional U.S. branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

If the non-U.S. holder satisfies the 183 Day Test, any gain that is taxable (net of certain U.S.-source losses) will be taxed at a flat rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

If none of the “dividend non-equivalence tests” described above are satisfied, the redemption proceeds generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. In such event, subject to the discussion below concerning FIRPTA (as defined below), such amounts generally will be subject to U.S. income tax withholding at the rate of 30% on the gross amount of any such amount unless either:

•	a lower treaty rate applies and the non-U.S. holder furnishes an IRS Form W-8BEN or W-8BEN-E evidencing eligibility for that reduced rate to the applicable withholding agent; or

•	the non-U.S. holder furnishes an IRS Form W-8ECI to the applicable withholding agent claiming that such amount is effectively connected income.

If an amount treated as dividend income is also treated as effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. federal income tax on such ECI at graduated rates, in the same manner as U.S. holders are taxed with respect to such amounts as discussed above under “Taxation of U.S. Holders of Common Stock—Taxation of Distributions.” A non-U.S. holder that is a corporation also may be subject to the 30% branch profits tax with respect to such an amount that is treated as effectively connected with its conduct of a U.S. trade or business, unless reduced or eliminated by a tax treaty.

Redemption proceeds in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the non-U.S. holder’s adjusted tax basis in the Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Common Stock, as discussed above under “Taxation of Non-U.S. Holders of Common Stock—Disposition (Other than a Redemption) of Common Stock.”

Non-U.S. holders are urged to consult with their own tax advisors regarding the tax consequences to them of holding Common Stock.

Taxation of Non-U.S. Holders of Warrants

Possible Constructive Distributions. The terms of the Warrants provide for an adjustment to the number of shares of Common Stock for which the Warrants may be exercised or to the exercise price of the Warrants on the occurrence of certain events. An adjustment which has the effect of preventing dilution generally is not a taxable event. Non-U.S. holders of our Warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment to the number of such shares or to such exercise price increases the non-U.S. holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Common Stock that would be obtained upon exercise or through a decrease in the exercise price of the Warrants), including as a result of a distribution of cash or other property to the holders of shares of our Common Stock that is taxable to such holders of such shares as a distribution. Any constructive distribution received by a non-U.S. holder would be subject to tax in the same manner as distributions, as described above in “Taxation of Non-U.S. Holders of Common Stock—Taxation of Distributions” in an amount equal to the fair market value of such increased interest resulting from the adjustment. Generally, a non-U.S. holder’s adjusted tax basis in its Warrants would be increased to the extent any such constructive distribution is treated as a dividend.

Sale or Disposition of Warrants (Other than by Exercise). Upon the sale or other taxable disposition of any Warrants (other than by exercise), a non-U.S. holder will generally recognize capital gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the non-U.S. holder’s adjusted tax basis in the Warrants. If we redeem the Warrants for cash or if we purchase Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the non-U.S. holder. A non-U.S. holder’s tax basis in any Warrants shall equal the holder’s acquisition cost of the Warrants. Subject to the discussion below concerning FIRPTA (as defined below), such non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on the sale or disposition of the Warrants, unless the ECI Test or the 183 Day Test is satisfied.

If the non-U.S. holder satisfies the ECI Test, any income or gain that is taxable as a result generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If a non-U.S. holder is a corporation, its ECI (subject to certain adjustments) may be subject to an additional U.S. branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

If the non-U.S. holder satisfies the 183 Day Test, any gain that is taxable (net of certain U.S.-source losses) will be taxed at a flat rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Exercise of Warrants. A non-U.S. holder will generally not be required to recognize income, gain or loss upon exercise of Warrants. A non-U.S. holder’s tax basis in Common Stock received upon exercise of the Warrants for cash will be equal to the sum of (1) the non-U.S. holder’s adjusted tax basis in the Warrants exchanged therefor (generally, the acquisition cost of the Warrants) and (2) the exercise price of such Warrants. Whether a non-U.S. holder’s holding period for the Common Stock received upon exercise of a Warrant would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant may depend on the facts and circumstances regarding the non-U.S. holder’s acquisition of the Warrant; however, in either case the holding period will not include the period during which the non-U.S. holder held the Warrant. Once exercised, the non-U.S. holders will be subject to tax consequences with respect to their ownership of Common Stock acquired via the Warrants as discussed above under “Taxation of Non-U.S. Holders of Common Stock”.

In certain circumstances, the Warrants will be exercisable on a cashless basis. The U.S. federal income tax treatment of an exercise of a Warrant on a cashless basis is not clear, and could differ from the consequences described above. It is possible that a cashless exercise could be a taxable event. Non-U.S. holders are urged to consult their tax advisors as to the consequences of an exercise of a Warrant on a cashless basis, including with respect to whether the exercise is a taxable event, and their holding period and tax basis in the Common Stock received. Once exercised, the non-U.S. holders will be subject to tax consequences with respect to their ownership of Common Stock acquired via the Warrants as discussed above under “Taxation of Non-U.S. Holders of Common Stock”.

Non-U.S. holders are urged to consult with their own tax advisors regarding the tax consequences to them of holding Warrants.

Backup Withholding and Information Reporting

Backup withholding and information reporting may apply to amounts paid (or deemed paid) to holders of our Common Stock and/or Warrants and to the proceeds of the sale or other disposition of our Common Stock and/or Warrants.

U.S. Holders. A U.S. holder may be subject to backup withholding at the rate of 24% unless such holder comes within certain exempt categories and, when required, demonstrates this fact, or provides to the applicable withholding agent a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. holder who does not provide the applicable withholding agent with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the U.S. holder’s income tax liability, provided the required information is timely furnished to the IRS.

Non-U.S. Holders. A non-U.S. holder may be subject to backup withholding unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption. The payment of the proceeds from the disposition of our Common Stock and/or Warrants to or through the U.S. office of a U.S. or non-U.S. broker will be subject to information reporting and, possibly, backup withholding unless the non-U.S. holder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the non-U.S. holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. holder of our Common Stock and/or Warrants to or through a non-U.S. office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes or a non-U.S. person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to the non-U.S. holder’s nonresident status and has no actual knowledge to the contrary. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a credit against such non-U.S. holder’s U.S. federal income tax liability (which might entitle such non-U.S. holder to a refund), provided that the required information is timely furnished to the IRS. Applicable U.S. Treasury Regulations provide presumptions regarding the status of stockholders when payments to the stockholders cannot be reliably associated with appropriate documentation provided to the payer. Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Each Stockholder and Warrant holder is urged to consult its own tax advisor regarding the information reporting and backup requirements applicable to it.

Foreign Account Tax Compliance Act Withholding

The “Foreign Account Tax Compliance Act” (“FATCA”) (as set forth in Sections 1471 to 1474 of the Code and the U.S. Treasury Regulations thereunder, including any successor provisions, subsequent amendments and administrative guidance promulgated thereunder) generally imposes a withholding tax of 30% on “withholdable payments” made to a “foreign financial institution” unless the foreign financial institution enters into an agreement with the IRS to collect and provide to the IRS on an annual basis substantial information regarding its U.S. account holders or an exception applies. If a foreign financial institution enters into such an agreement but is unable to obtain the relevant information from its direct and indirect account holders or owners on an annual basis, the foreign financial institution will be required to withhold 30% of any withholdable payment allocable to such account holders, and there is a risk that the IRS may determine that the foreign financial institution is not in compliance with its agreement, resulting in the foreign financial institution becoming subject to the 30% withholding tax on all of the withholdable payments made to it. The term “withholdable payment” generally includes any payment of fixed or determinable, annual or periodic income received from U.S. sources, including U.S. source dividends and interest to the extent not effectively connected with the conduct of a U.S. trade or business, and may include the gross proceeds of a disposition of stock or of debt instruments and “foreign pass-thru payments,” in each case with respect to any U.S. investment. The legislation also generally imposes a withholding tax of 30% on withholdable payments made to a non-U.S. entity that is not a foreign financial institution unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity, which are generally defined as any U.S. persons who directly or indirectly own more than 10% of the entity, or unless an exception applies. We generally will be required to withhold 30% of withholdable payments made to any non-U.S. holder that is a foreign financial institution or other non-U.S. entity unless such stockholder complies with the applicable requirements discussed above. Accordingly, the stockholders may be required to provide certain information to us in order to avoid the imposition of the 30% withholding tax on any withholdable payments made by us. We will not pay additional amounts in respect of amounts withheld.

The foregoing is only a general summary of certain provisions of FATCA. Non-U.S. holders are urged to consult with their own tax advisors regarding the application of FATCA to their investment in our Common Stock and/or Warrants.

Foreign Investment in Real Property Tax Act (“FIRPTA”)

A non-U.S. holder’s gain from the disposition of a United States Real Property Interest (“USRPI”) is generally subject to U.S. federal income tax, withholding and filing requirements and is generally not exempted under applicable income tax treaties. A USRPI generally includes shares in corporations organized in the U.S., the fair market value of whose interests in real property located in the U.S., at any time in a five year testing period, equals or exceeds 50% of the fair market value of the sum of its interests in real property located in the U.S., its interests in real property located outside the U.S., and its other assets used or held for use in a trade or business. Such gain on the disposition of a USRPI recognized by a non-U.S. holder is treated as ECI and the taxable amount is subject to U.S. federal income tax at graduated rates (“FIRPTA Tax”).

Dispositions that give rise to gains that may be subject to FIRPTA Tax may require that such FIRPTA Tax be collected by U.S. federal income tax withholding on the part of the purchaser or disposing partnership, as the case may be (“Section 1445 Withholdings”). Section 1445 Withholdings are required at a rate of 15% of the amount realized on the sale or exchange of the shares of the USRPI to the extent allocable to non-U.S. holders. Section 1445 Withholdings are not required if (a) the applicable shares are regularly traded on an established securities market and (b) the non-U.S. stockholder did not, at any time during a specified testing period, hold more than 5% of the stock of such corporation.

Accordingly, if our stock constitutes a USRPI, the disposition of Common Stock and/or Warrants (or the deemed disposition of Common Stock and/or Warrants) by a non-U.S. holder may attract FIRPTA Tax for such non-U.S. holder and such dispositions may give rise to Section 1445 Withholdings. In addition, such non-U.S. holder might be required to file a U.S. federal income tax return for the year in which such disposition is made. We do not expect the Common Stock and/or Warrants to constitute USRPIs.

Other Tax Consequences

State or local taxation may apply to us and our stockholders in various state or local jurisdictions, including those in which we or our stockholders transact business, own property, or reside. The state and local tax treatment in such jurisdictions may differ from the federal income tax treatment described above. Consequently, U.S. holders and non-U.S. holders are urged to consult their own tax advisors regarding the effect of state and local tax laws on an investment in us. In addition, a U.S. holder or non-U.S. holder may be subject to taxation and reporting requirements outside of the United States in respect of its investment in us. Investors are urged to consult their own tax advisors as to state, local, non-U.S. and other tax consequences of holding our Common Stock and/or Warrants.

THE TAX DISCUSSION SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND SHOULD NOT BE CONSIDERED TO DESCRIBE FULLY THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR COMMON STOCK AND/OR WARRANTS. INVESTORS ARE STRONGLY URGED TO CONSULT, AND MUST RELY ON, THEIR OWN TAX ADVISERS WITH RESPECT TO THE TAX CONSEQUENCES OF HOLDING OUR COMMON STOCK AND/OR WARRANTS INCLUDING WITHOUT LIMITATION, THE EFFECT OF U.S. FEDERAL TAXES (INCLUDING TAXES OTHER THAN INCOME TAXES) AND STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS, AS WELL AS THE POTENTIAL CONSEQUENCES OF ANY CHANGES THERETO MADE BY FUTURE LEGISLATIVE, ADMINISTRATIVE OR JUDICIAL DEVELOPMENTS (WHICH MAY HAVE RETROACTIVE EFFECT).

PLAN OF DISTRIBUTION

The Selling Securityholders, which as used herein includes donees, pledgees, transferees, distributees or other successors-in-interest selling shares of Common Stock, Warrants, or interests in our Common Stock or Warrants received after the date of this prospectus from the Selling Securityholders as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer, distribute or otherwise dispose of certain of their shares of Common Stock, Warrants or interests in our Common Stock or Warrants on any stock exchange, market, or trading facility on which shares of our Common Stock or Warrants, as applicable, are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Securityholders may use any one or more of the following methods when disposing of their shares of Common Stock, warrants, or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	one or more underwritten offerings;

•

block trades (which may involve crosses) in which the broker-dealer will attempt to sell the shares of Common Stock or Warrants as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its accounts;

•	an exchange distribution and/or secondary distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	distributions to their employees, partners, members or stockholders;

•	short sales (including short sales “against the box”) effected after the date of the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of standardized or over-the-counter options or other hedging transactions, whether through an options exchange or otherwise;

•	in market transactions, including transactions on a national securities exchange or quotations service or over-the-counter market;

•	an offering at other than a fixed price on or through the facilities of any stock exchange on which the securities are listed or to or through a market maker other than on that stock exchange;

•	by pledge to secure debts and other obligation;

•	directly to purchasers, including our affiliates and stockholders, in a rights offering or otherwise;

•	privately negotiated transactions, directly or through agents;

•	broker-dealers may agree with the Selling Securityholders to sell a specified number of such shares of Common Stock or Warrants at a stipulated price per share or Warrant; and

•	through a combination of any of these methods or any other method permitted by applicable law.

The Selling Securityholders may also transfer the securities by gift. The Selling Securityholders may effect the distribution of our Common Stock or Warrants from time to time in one or more transactions either:

•	at a fixed price or prices, which may be changed from time to time;

•	at market prices prevailing at the time of sale;

•	at prices relating to the prevailing market prices; or

•	at negotiated prices.

The Selling Securityholders may, from time to time, transfer, distribute (including distributions in kind by registered securityholders that are investment funds), pledge, assign or grant a security interest in some or all of the shares of our Common Stock or warrants owned by them and, if a Selling Securityholder defaults in the performance of its secured obligations, the transferees, distributees, pledgees, assignees or secured parties may offer and sell such shares of Common Stock or Warrants, from time to time, under this prospectus, or under an amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of the Selling Securityholders to include the transferee, distributee, pledgee, assignee or other successors in interest as the Selling Securityholders under this prospectus. The Selling Securityholders also may transfer the shares in other circumstances, in which case the transferees, distributees, pledgees, assignees, or other successors in interest will be the registered beneficial owners for purposes of this prospectus.

A Selling Securityholder that is an entity may elect to make an in-kind distribution of Common Stock or Warrants to its members, partners, or stockholders pursuant to the registration statement of which this prospectus forms a part by delivering a prospectus. To the extent that such transferees are not affiliates of ours, such transferees will receive freely tradable shares of Common Stock or Warrants pursuant to the distribution effected through this registration statement.

We or the Selling Securityholders may agree to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the sale of our Common Stock or Warrants, including liabilities under the Securities Act.

Upon our notification by a Selling Securityholder that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of Common Stock or warrants through a block trade, special offering, exchange distribution, secondary distribution or a purchase by an underwriter or broker-dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing certain material information, including:

•	the name of the Selling Securityholder;

•	the number of shares of Common Stock or Warrants, as applicable, being offered;

•	the terms of the offering;

•	the names of the participating underwriters, broker-dealers or agents;

•	any discounts, commissions or other compensation paid to underwriters or broker-dealers and any discounts, commissions or concessions allowed or reallowed or paid by any underwriters to dealers;

•	the public offering price;

•	the estimated net proceeds to us from the sale of the Common Stock or Warrants, as applicable;

•	any delayed delivery arrangements; and

•	other material terms of the offering.

Agents, broker-dealers and underwriters or their affiliates may engage in transactions with, or perform services for, the Selling Securityholders (or their affiliates) in the ordinary course of business. The Selling Securityholders may also use underwriters or other third parties with whom such Selling Securityholders have a material relationship. The Selling Securityholders (or their affiliates) will describe the nature of any such relationship in the applicable prospectus supplement.

There can be no assurances that the Selling Securityholders will sell, nor are the Selling Securityholders required to sell, any or all of the Common Stock or Warrants offered under this prospectus.

In connection with the sale of shares of our Common Stock, Warrants or interests therein, the Selling Securityholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our Common Stock or Warrants in the course of hedging the positions they assume. The Selling Securityholders may also sell shares of our Common Stock or Warrants short and deliver these securities to close out their short positions, or loan or pledge shares of our Common Stock or Warrants to broker-dealers that in turn may sell these securities. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares of our Common Stock or Warrants offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling Securityholders from the sale of shares of our Common Stock or Warrants offered by them will be the purchase price of such shares of our Common Stock or Warrants less discounts or commissions, if any. The Selling Securityholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of share of our Common Stock or Warrants to be made directly or through agents. We will not receive any of the proceeds from any offering by the Selling Securityholders.

The Selling Securityholders also may in the future resell a portion of our Common Stock or Warrants in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule, or pursuant to other available exemptions from the registration requirements of the Securities Act.

The Selling Securityholders and any underwriters, broker-dealers, or agents that participate in the sale of shares of our Common Stock, Warrants or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions, or profit they earn on any resale of shares of our Common Stock or Warrants may be underwriting discounts and commissions under the Securities Act. If any Selling Securityholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act, then the Selling Securityholder will be subject to the prospectus delivery requirements of the Securities Act. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with us and the Selling Securityholder, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.

To the extent required, our Common Stock and Warrants to be sold, the purchase price and public offering price, the names of any agent, dealer or underwriter, and any applicable discounts, commissions, concessions or other compensation with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus. To facilitate the offering of shares of our Common Stock and Warrants offered by the Selling Securityholders, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of our Common Stock or Warrants. This may include over-allotments or short sales, which involve the sale by persons participating in the offering of more shares of Common Stock or Warrants than were sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of our Common Stock or Warrants by bidding for or purchasing shares of Common Stock or Warrants in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if shares of Common Stock or Warrants sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of our Common Stock or Warrants at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time. These transactions may be effected on any exchange on which the securities are traded, in the over-the-counter market or otherwise.

Under the A&R Registration Rights Agreement, the Common Equity Subscription Agreements and the Convertible Notes Registration Rights Agreement, we have agreed to indemnify the applicable Selling Securityholders party thereto against certain liabilities that they may incur in connection with the sale of the securities registered hereunder, including liabilities under the Securities Act, and to contribute to payments that the Selling Securityholders may be required to make with respect thereto. In addition, we and the Selling Securityholders may agree to indemnify any underwriter, broker-dealer or agent against certain liabilities related to the selling of the securities, including liabilities arising under the Securities Act.

Under the A&R Registration Rights Agreement, the Common Equity Subscription Agreements, the Warrant Agreement and Convertible Notes Registration Rights Agreement, we have agreed to maintain the effectiveness of the registration statement of which this prospectus forms a part pursuant to such agreements for the period of time required by these agreements and comply with provisions of the applicable securities laws with respect to the sale or other disposition of all securities covered this registration statement during such period in accordance with the intended method or methods of disposition by the sellers thereof set forth in this registration statement.

The Selling Securityholders and other persons participating in the sale or distribution of the shares of the Common Stock will be subject to applicable provisions of the Exchange Act and the related rules and regulations adopted by the SEC, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the Selling Securityholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares of our Common Stock in the market and to the activities of the Selling Securityholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares of the Common Stock to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares of our Common Stock and the ability of any person or entity to engage in market-making activities with respect to the securities.

We are required to pay all fees and expenses incident to the registration of the securities to be offered and sold pursuant to this prospectus. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sale of securities.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Venable LLP.

EXPERTS

The financial statements of L&F Acquisition Corp. as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and for the period from August 20, 2020 (inception) through December 31, 2020, appearing in this prospectus have been audited by WithumSmith+Brown, PC, independent registered accounting firm, as stated in their report thereon and included in this prospectus, in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The financial statements of ZeroFox, Inc. and subsidiaries as of January 31, 2022 and 2021, and for each of the three years in the period ended January 31, 2022, appearing in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of ID Experts Holdings, Inc. and subsidiary as of and for the year ended December 31, 2021, appearing in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of ID Experts Holdings, Inc. and subsidiary as of December 31, 2020 and for each of the years in the two-year period ended December 31, 2020, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2020 financial statements refers to a change to the accounting for revenue as of January 1, 2020 due to the adoption of a new standard.

CHANGE IN ACCOUNTANTS

On August 3, 2022, the Audit Committee of our Board approved the engagement of Deloitte & Touche LLP (“Deloitte”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the year ending January 31, 2023, subject to execution of the engagement letter. Deloitte served as the independent registered public accounting firm of each of ZeroFox and IDX prior to the Business Combination. Accordingly, WithumSmith+Brown, PC (“Withum”), L&F’s independent registered public accounting firm prior to the Business Combination, was informed on the Closing Date that it would be dismissed and replaced by Deloitte as the Company’s independent registered public accounting firm.

Withum’s report on L&F’s financial statements as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and for the period from August 20, 2020 (inception) through December 31, 2020, and the related notes to the financial statements (collectively, the “financial statements”), did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except for the substantial doubt about the L&F’s ability to continue as a going concern.

During the period from August 20, 2020 (inception) through December 31, 2020, the year ended December 31, 2021, and the subsequent period through August 3, 2022, there were no: (i) disagreements with Withum on any matter of accounting principles or practices, financial statement disclosures or audited scope or procedures, which disagreements if not resolved to Withum’s satisfaction would have caused Withum to make reference to the subject matter of the disagreement in connection with its report or (ii) reportable events as defined in Item 304(a)(1)(v) of Regulation S-K under the Exchange Act, except for the control deficiency disclosed as a material weakness in L&F’s Annual Report on Form 10-K for the year ended December 31, 2021.

The Company has provided Withum with a copy of the disclosures made by the Company in response to Item 4.01 of the Company’s “Super” Form 8-K filed on August 9, 2022 and requested that Withum furnish the Company with a letter addressed to the SEC stating whether it agrees with the statements made by the Company in response to that Item 4.01 and, if not, stating the respects in which it does not agree. A letter from Withum is incorporated by reference as Exhibit 16.1 to the registration statement of which this prospectus is a part.

During the period from August 20, 2020 (inception) through December 31, 2021, the year ended December 31, 2021, and the subsequent period through August 3, 2022, the Company did not consult Deloitte with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company by Deloitte that Deloitte concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is described in Item 304(a)(1)(iv) of Regulation S-K under the Exchange Act and the related instructions to Item 304 of Regulation S-K under the Exchange Act, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K under the Exchange Act.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the securities being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to ZeroFox and the securities offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act, and we file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for review at the SEC’s website at www.sec.gov. We also maintain a website at www.zerofox.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

L&F ACQUISITION CORP.

Page
Condensed Consolidated Financial Statements as of June 30, 2022 (unaudited) and as of December 31, 2021, and for the Three and Six Months Ended June 30, 2022 and June 30, 2021 (Unaudited)

Condensed Consolidated Balance Sheets	F-3

Condensed Consolidated Statement of Operations	F-4

Condensed Consolidated Statement of Changes in Shareholder’s Deficit	F-5

Condensed Consolidated Statement of Cash Flows	F-6

Notes to Condensed Consolidated Financial Statements	F-7

Consolidated Financial Statements as of December 31, 2021 and 2020, and for the Year Ended December 31, 2021, and for the Period from August 20, 2020 (Inception) through December 31, 2020

Report of Independent Registered Public Accounting Firm	F-26

Consolidated Balance Sheets	F-27

Consolidated Statement of Operations	F-28

Consolidated Statement of Changes in Shareholders’ Deficit	F-29

Consolidated Statement of Cash Flows	F-30

Notes to Consolidated Financial Statements	F-31

ID EXPERTS HOLDINGS, INC. AND SUBSIDIARY

ZEROFOX, INC. AND SUBSIDIARIES

L&F ACQUISITION CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2022	December 31, 2021
	(Unaudited)
ASSETS
Current assets
Cash	$157,110	$575,739
Prepaid expenses	39,656	9,167

Total Current Assets	196,766	584,906

Marketable investments held in Trust Account	34,831,528	175,110,029

TOTAL ASSETS	$35,028,294	$175,694,935

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accrued expenses	$6,253,445	$2,785,180
Accrued offering costs	350,000	350,000

Total Current Liabilities	6,603,445	3,135,180

Deferred underwriting fee payable	6,037,500	6,037,500
Warrant Liabilities	4,198,258	18,637,420

Total Liabilities	16,839,203	27,810,100

Commitments and Contingencies
Class A ordinary shares subject to possible redemption, 3,425,689 shares at $10.17 per share at June 30, 2022 and 17,250,000 shares at $10.15 at December 31, 2021	34,831,528	175,087,500

Shareholders’ Deficit
Preference shares, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; no shares issued and outstanding at June 30, 2022 and December 31, 2021 (not including 3,425,689 and 17,250,000 shares subject to redemption, respectively)	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 4,312,500 shares issued and outstanding at June 30, 2022 and December 31, 2021	431	431
Additional paid-in capital	—	—
Accumulated deficit	(16,642,868)	(27,203,096)

Total Shareholders’ Deficit	(16,642,437)	(27,202,665)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$35,028,294	$175,694,935

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

L&F ACQUISITION CORP.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
Operating costs	$2,093,046	$201,223	$3,856,405	$448,718

Loss from operations	(2,093,046)	(201,223)	(3,856,405)	(448,718)

Other income (expense):
Change in fair value of warrant liabilities	5,714,437	(2,460,419)	14,439,162	8,365,226
Interest earned on marketable investments held in Trust Account	83,368	6,354	100,017	14,546

Total other income (expense)	5,797,805	(2,454,065)	14,539,179	8,379,772

Net income (loss)	$3,704,759	$(2,655,288)	$10,682,774	$7,931,054

Weighted average shares outstanding of Class A ordinary shares	8,341,000	17,250,000	12,795,500	17,250,000

Basic and diluted net income (loss) per ordinary share, Class A ordinary shares	$0.29	$(0.12)	$0.62	$0.37

Weighted average shares outstanding of Class B ordinary shares	4,312,500	4,312,500	4,312,500	4,312,500

Basic and diluted net income (loss) per ordinary share, Class B ordinary shares	$0.29	$(0.12)	$0.62	$0.37

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

L&F ACQUISITION CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance — January 1, 2022	—	$—	4,312,500	$431	$—	$(27,203,096)	$(27,202,665)
Net income	—	—	—	—	—	6,978,015	6,978,015

Balance — March 31, 2022	—	$—	4,312,500	$431	$—	$(20,225,081)	$(20,224,650)
Accretion for Class A ordinary shares to redemption amount	—	—	—	—	—	(122,546)	(122,546)
Net income	—	—	—	—	—	3,704,759	3,704,759

Balance — June 30, 2022	—	$—	4,312,500	$431	$—	$(16,642,868)	$(16,642,437)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance — January 1, 2021	—	$—	4,312,500	$431	$—	$(32,801,182)	$(32,800,751)
Net income	—	—	—	—	—	10,586,342	10,586,342

Balance — March 31, 2021	—	$—	4,312,500	$431	$—	$(22,214,840)	$(22,214,409)
Net loss	—	—	—	—	—	(2,655,288)	(2,655,288)

Balance — June 30, 2021	—	$—	4,312,500	$431	$—	$(24,870,128)	$(24,869,697)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

L&F ACQUISITION CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30,
	2022	2021
Cash Flows from Operating Activities:
Net income	$10,682,774	$7,931,054
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of warrant liabilities	(14,439,162)	(8,365,226)
Interest earned on marketable investments held in Trust Account	(100,017)	(14,546)
Changes in operating assets and liabilities:
Prepaid expenses	(30,489)	111,678
Accrued expenses	3,468,265	150,116

Net cash used in operating activities	(418,629)	(186,924)

Cash Flows from Investing Activities:
Cash withdrawn from Trust Account in connection with redemption	140,378,518	—

Net cash provided by investing activities	140,378,518	—

Cash Flows from Financing Activities:
Redemption of ordinary shares	(140,378,518)	—

Net cash used in financing activities	(140,378,518)	—

Net Change in Cash	(418,629)	(186,924)
Cash — Beginning	575,739	1,478,928

Cash — Ending	$157,110	$1,292,004

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

L&F ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

L&F Acquisition Corp. is a blank check company incorporated as a Cayman Islands exempted company on August 20, 2020. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. On November 23, 2021, L&F Acquisition Holdings, LLC., a Delaware corporation and a wholly owned subsidiary of L&F Acquisition Corp., was formed.

The Company is not limited to a particular industry or sector for purposes of consummating a business combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of June 30, 2022, the Company had not commenced any operations. All activity through June 30, 2022 relates to the Company’s identifying a target company for a business combination, and activities in connection with the proposed business combination with ZeroFox, Inc. and ID Experts Holdings, Inc. (“IDX” and, together with ZeroFox, the “Target Companies”) (the “Business Combination”). The Company will not generate any operating revenues until after the completion of the Business Combination or, if the Business Combination is not consummated, an alternative business combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on November 18, 2020. On November 23, 2020, the Company consummated the Initial Public Offering of 15,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units sold, the “Public Shares”) at $10.00 per Unit, generating gross proceeds of $150,000,000 which is described in Note 3. Upon the consummation of the Initial Public Offering, the Company’s securities were listed on the New York Stock Exchange (“NYSE”). On June 7, 2022, the Company issued a press release and filed a current report on Form 8-K announcing its voluntary transfer of its securities from NYSE to NYSE American LLC. On June 10, 2022, the transfer of the securities became effective.

Simultaneously with the closing of the Initial Public Offering, the Company consummated private placements of an aggregate of 6,859,505 warrants (the “Private Placement Warrants”) to JAR Sponsor, LLC (the “Sponsor”) and Jefferies LLC at a price of $1.00 per Private Placement Warrant and approximately $1.21 per Private Placement Warrant, respectively, generating gross proceeds of approximately $7,250,000, which are described in Note 4.

On November 25, 2020, the underwriter fully exercised its over-allotment option, resulting in an additional 2,250,000 Units issued for an aggregate amount of $22,500,000. In connection with the underwriter’s full exercise of its over-allotment option, the Company also consummated the sale of an additional 728,925 Private Placement Warrants to the Sponsor and Jefferies LLC at $1.00 per Private Placement Warrant and approximately $1.21 per Private Placement Warrant, respectively, generating total proceeds of $787,500. A total of approximately $22,837,500 was deposited into the Trust Account, bringing the aggregate proceeds held in the Trust Account to approximately $175,087,500.

Transaction costs amounted to $10,050,665, consisting of $3,450,000 of underwriting fees, $6,037,500 of deferred underwriting fees and $563,165 of other offering costs.

Following the closing of the Initial Public Offering on November 23, 2020 and the underwriters full exercise of its over-allotment option on November 25, 2020, an amount of approximately $175,087,500 ($10.15 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement

Warrants was placed in a trust account (the “Trust Account”), and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earliest of: (i) the completion of a business combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a business combination. The stock exchange listing rules require that the business combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account). The Company will only complete a business combination if the post-business combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a business combination.

The Company will provide the holders of the public shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their public shares upon the completion of the Business Combination or an alternative business combination, either (i) in connection with a general meeting called to approve the Business Combination or an alternative business combination or (ii) by means of a tender offer. The Business Combination requires shareholder approval. In the event the Business Combination is not consummated, in connection with any alternative proposed business combination, the decision as to whether the Company will seek shareholder approval of an alternative business combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the business combination (initially $10.15 per Public Share), including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, subject to certain limitations as described in the prospectus. The per-share amount to be distributed to the Public Shareholders who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 6). There will be no redemption rights upon the completion of a with respect to the Public Warrants.

The Company will proceed with a Business Combination only if the Company seeks shareholder approval, it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its amended and restated memorandum and articles of association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.

The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a business combination and (b) not to propose an amendment to the amended and restated memorandum and articles of association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial business combination or to redeem 100% of the Public Shares if the Company does not complete a business combination within the Extended Combination Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust account and not previously released to pay taxes, divided by the number of then issued and outstanding Public Shares.

The Company previously had until May 23, 2022 to consummate a business combination. On May 3, 2022, the Company held an extraordinary general meeting of the shareholders pursuant to which its shareholders approved amending the Company’s memorandum and articles of association (the “Charter Amendment”) to extend the date by which the Company has to consummate a business combination from May 23, 2022 to August 24, 2022. The Company’s shareholders approved the Charter Amendment and as such the Company now has until August 24, 2022 to consummate a business combination (the “Extended Combination Period”). On May 3, 2022, the Company filed the Charter Amendment with the Registrar of Companies of the Cayman Islands. However, if the Company has not completed a business combination within the Extended Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned and not previously released to us to pay our taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Public Shareholders and its Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business combination within the Extended Combination Period.

The Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares it will receive if the Company fails to complete a business combination within the Extended Combination Period. However, if the Sponsor or any of its respective affiliates acquire Public Shares, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a business combination within the Extended Combination Period. The underwriter has agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a business combination within the Extended Combination Period, and in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than $10.15.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (1) $10.15 per Public Share and (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.15 per Public Share, due to reductions in the value of trust assets, in each case net of the interest that may be withdrawn to pay taxes. This liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and as to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Business Combination

On December 17, 2021, L&F Acquisition Corp., a Cayman Islands exempted company (“LNFA”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among LNFA, L&F Acquisition Holdings, LLC, a Delaware limited liability company (“L&F Holdings”), ZF Merger Sub, Inc., a Delaware corporation (“ZF Merger Sub”), IDX Merger Sub, Inc., a Delaware corporation (“IDX Merger Sub”), IDX Forward Merger Sub, LLC, a Delaware limited liability company (“IDX Forward Merger Sub”), ZeroFox, Inc., a Delaware corporation (“ZeroFox”), and ID Experts Holdings, Inc., a Delaware corporation (“IDX”). The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of LNFA, ZeroFox and IDX and have been approved by the requisite stockholders of ZeroFox and IDX (See Note 6).

Liquidity and Going Concern

As of June 30, 2022, the Company had $157,110 in its operating bank accounts, $34,831,528 in marketable securities held in the Trust Account to be used for the Business Combination or an alternative business combination or to repurchase or redeem its common stock in connection therewith and working capital deficit of $6,406,679.

On May 3, 2022, the Company held an extraordinary general meeting pursuant to which the Company’s shareholders approved extending the date by which the Company had to complete a business combination from May 23, 2022, to August 24, 2022. In connection with the approval of the extension, shareholders elected to redeem 13,824,311 Class A Ordinary Shares. As a result, $140,378,518 (or approximately $10.15 per share) was released from the Trust Account to pay such shareholders and 3,425,689 Class A Ordinary Shares were outstanding as of May 16, 2022. Refer to the Current Report on Form 8-K filed on May 4, 2022, for further information regarding the Charter Amendment.

The Company may need to raise additional capital through loans or additional investments from its Sponsor, stockholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

Additionally, in connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until August 24, 2022, to consummate the Business Combination or a proposed alternative business combination. It is uncertain that the Company will be able to consummate the Business Combination or a proposed alternative business combination by this time. If the Business Combination or a proposed alternative business combination is not consummated by August 24, 2022, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the mandatory liquidation, should the Business Combination or a proposed alternative business combination not occur, potential subsequent dissolution, and working capital deficit raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after August 24, 2022.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the Securities and Exchange Commission (the “SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed consolidated or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K, as filed with the SEC on March 14, 2022. The interim results for the three and six months ended June 30, 2022 are not necessarily indicative of the results to be expected for the period ending December 31, 2022, or for any future periods.

Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of June 30, 2022 and December 31, 2021.

Marketable Investments Held in Trust Account

At June 30, 2022 and December 31, 2021, substantially all of the assets held in the Trust Account were held in a money market fund that only holds U.S. Treasury Securities.

Offering Costs

Offering costs consisted of legal, accounting and other expenses incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities were expensed as incurred in the condensed consolidated statements of operations. Offering costs associated with the Class A ordinary share issued were initially charged to temporary equity and then accreted to ordinary shares subject to redemption upon the completion of the Initial Public Offering. Offering costs amounting to $9,243,241 were charged to shareholders’ equity and offering costs amounting to $807,424 were charged to the statement of operations upon the completion of the Initial Public Offering (see Note 1).

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events.

Accordingly, at June 30, 2022 and December 31, 2021, Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s condensed consolidated balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable Class A ordinary shares resulted in charges against additional paid-in capital and accumulated deficit.

At June 30, 2022 and December 31, 2021, the Class A ordinary shares reflected in the condensed consolidated balance sheets are reconciled in the following table:

Gross proceeds	$175,087,500
Less:
Proceeds allocated to Public Warrants	(13,196,250)
Class A ordinary shares issuance costs	(9,243,241)
Excess funds in trust from sale of Private Warrants	(2,587,500)
Plus:
Accretion of carrying value to redemption value	25,026,991

Class A ordinary shares subject to possible redemption at December 31, 2021	$175,087,500

Plus:
Accretion of carrying value to redemption value	122,546
Less:
Redemption of Class A ordinary shares	(140,378,518)

Class A ordinary shares subject to possible redemption at June 30, 2022	$34,831,528

Income Taxes

The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of June 30, 2022 and December 31, 2021, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Income (Loss) Per Ordinary Share

The Company complies with accounting and disclosure requirements of the Financial Accounting Standards Board (“FASB”) ASC Topic 260, “Earnings Per Share”. Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period. Accretion associated with the redeemable shares of Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted income (loss) per share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 16,213,430 Class A ordinary shares in the aggregate. As of June 30, 2022 and 2021, the Company did not have any other dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted net income (loss) per ordinary share is the same as basic net loss (loss) per ordinary share for the periods presented.

The following table reflects the calculation of basic and diluted net income (loss) per ordinary share (in dollars, except per share amounts):

	For the Three Months Ended June 30,				For the Six Months Ended June 30,
	2022		2021		2022		2021
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per ordinary share
Numerator:
Allocation of net income (loss), as adjusted	$2,442,122	$1,262,637	$(2,124,230)	$(531,058)	$7,989,913	$2,692,861	$6,344,843	$1,586,211
Denominator:
Basic and diluted weighted average shares outstanding	8,341,000	4,312,500	17,250,000	4,312,500	12,795,500	4,312,500	17,250,000	4,312,500

Basic and diluted net income (loss) per ordinary share	$0.29	0.29	$(0.12)	$(0.12)	$0.62	$0.62	$0.37	$0.37

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the Company’s condensed consolidated balance sheets, primarily due to their short-term nature, other than warrant liabilities (see Note 9).

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The Company accounts for the Warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in the FASB Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The Company assessed both Public and Private Warrants and determined both met the criteria for liability treatment. The Company assessed both Public and Private Warrants and determined both met the criteria for liability treatment.

Recent Accounting Standards

In October 2021, the FASB issued ASU No. 2021-08, Accounting Standards Update No. 2021-08 Business Combinations (Topic 805) Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which amends ASC 805 to require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. As a result of the amendments, it is expected that an acquirer will generally recognize and measure acquired contract assets and contract liabilities in a manner consistent with how the acquiree recognized and measured them in its preacquisition financial statements. The standard is effective for the Company for annual reporting periods beginning after December 15, 2022, and early adoption is permitted. The Company elected to early adopt ASU No. 2021-08 for fiscal year 2023. There was no impact to the Company’s condensed consolidated financial statements for the three and six months ended June 30, 2022. The Company expects that the adoption of ASU No. 2021-08 will simplify the accounting for the anticipated merger transaction (see Note 6), as it will permit the Company to record the contract assets and liabilities acquired from ZeroFox and/or IDX to be recorded at book value rather than an estimated fair value.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed consolidated financial statements.

NOTE 3 — INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 15,000,000 Units at a purchase price of $10.00 per Unit. In connection with the underwriter’s full exercise of the over-allotment option on November 25, 2020, the Company sold an additional 2,250,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per whole share (see Note 8).

NOTE 4 — PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 5,000,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, for an aggregate purchase price of $5,000,000 and Jefferies LLC purchased an aggregate of 1,859,505 Private Placement Warrants at a price of approximately $1.21 per Private Placement Warrant, for an aggregate purchase price of approximately $2,250,000. In connection with the underwriter’s full exercise of its over-allotment option, the Company also consummated the sale of an additional 728,925 Private Placement Warrants, 450,000 of which were sold to the Sponsor at $1.00 per Private Placement Warrant and 278,925 of which were sold to Jefferies LLC at approximately $1.21 per Private Placement Warrant, respectively, generating total proceeds of $787,500. Each Private Placement Warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 8). A portion of the proceeds from the Private Placement Warrants was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete the Business Combination or a proposed alternative business combination within the Extended Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. In accordance with FINRA Rule 5110(g)(8)(A), the Private Placement Warrants purchased by Jefferies LLC will not be exercisable for more than five years from the effective date of the registration statement filed in connection with the Company’s Initial Public Offering for so long as they are held by the Jefferies LLC.

NOTE 5 — RELATED PARTY TRANSACTIONS

Founder Shares

On August 28, 2020, the Sponsor paid $25,000 to cover certain offering and formation costs of the Company in consideration for 5,750,000 Class B ordinary shares (the “Founder Shares”). On November 13, 2020, the Sponsor effected a surrender of 1,437,500 Founder Shares to the Company for no consideration, resulting in a decrease in the total number of Class B ordinary shares outstanding to 4,312,500 shares. The Founder Shares included an aggregate of up to 562,500 shares that were subject to forfeiture depending on the extent to which the underwriter’s over-allotment option was exercised, so that the number of Founder Shares would equal, on an as-converted basis, approximately 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering. As a result of the underwriter’s election to fully exercise their over-allotment option on November 25, 2020, no Founder Shares are currently subject to forfeiture.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earliest of: (A) one year after the completion of the Business Combination or a proposed alternative business combination and (B) subsequent to the Business Combination or a proposed alternative business combination, (x) if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or a proposed alternative business combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Administrative Support Agreement

Commencing on November 18, 2020, the Company entered into an agreement to pay the Sponsor up to $10,000 per month for office space, utilities, secretarial and administrative support services. Upon completion of the Business Combination or a proposed alternative business combination or its liquidation, the Company will cease paying these monthly fees. For each of the three and six months ended June 30, 2022, the Company incurred $30,000 and $60,000 in fees for these services, respectively, of which $30,000 is accrued on the Company’s condensed consolidated balance sheet. For each of the three and six months ended June 30, 2021, the Company incurred and paid $30,000 and $60,000 in fees for these services, respectively.

Related Party Loans

In order to finance transaction costs in connection with the Business Combination or a proposed alternative business combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes the Business Combination or a proposed alternative business combination, the Company will repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that the Business Combination or a proposed alternative business combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of the Business Combination or a proposed alternative business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination or proposed alternative business combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. As of June 30, 2022 and December 31, 2021, the Company had no outstanding borrowings under the Working Capital Loans.

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 global pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, its results of operations and/or search for a target company, the specific impact is not readily determinable as of the date of these condensed consolidated financial statements. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy is not determinable as of the date of these financial statements, and the specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

Registration and Shareholders Rights

Pursuant to a registration and shareholders rights agreement entered into on November 23, 2020, the holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of the Working Capital Loans) will have registration rights to require the Company to register a sale of any of securities held by them. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to completion of the Business Combination or a proposed alternative business combination. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriter is entitled to a deferred fee of $0.35 per Unit, or $6,037,500 in the aggregate. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes the Business Combination or a proposed alternative business combination, subject to the terms of the underwriting agreement.

Business Combination Agreement

On December 17, 2021, L&F Acquisition Corp., a Cayman Islands exempted company (“LNFA”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among LNFA, L&F Acquisition Holdings, LLC, a Delaware limited liability company (“L&F Holdings”), ZF Merger Sub, Inc., a Delaware corporation (“ZF Merger Sub”), IDX Merger Sub, Inc., a Delaware corporation (“IDX Merger Sub”), IDX Forward Merger Sub, LLC, a Delaware limited liability company (“IDX Forward Merger Sub”), ZeroFox, Inc., a Delaware corporation (“ZeroFox”), and ID Experts Holdings, Inc., a Delaware corporation (“IDX”). The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of LNFA, ZeroFox and IDX and have been approved by the requisite stockholders of ZeroFox and IDX.

The Business Combination Agreement provides for, among other things, the following transactions on the date of Closing: (i) ZF Merger Sub will merge with and into ZeroFox (the “ZF Merger”), with ZeroFox being the surviving company in the ZF Merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of L&F Holdings, (ii) IDX Merger Sub will merge with and into IDX (the “IDX Merger”), with IDX being the surviving company in the IDX Merger (“Transitional IDX Entity”) and, after giving effect to such merger, continuing as a wholly-owned subsidiary of L&F Holdings, and (iii) Transitional IDX Entity will merge with and into IDX Forward Merger Sub (the “IDX Forward Merger”, and collectively with the ZF Merger and IDX Merger, the “Mergers”), with IDX Forward Merger Sub being the surviving company in the IDX Forward Merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of L&F Holdings.

The Mergers and the other transactions contemplated by the Business Combination Agreement are herein referred to as the Business Combination. The Business Combination is expected to close in the August 2022, following the receipt of the required approval by LNFA’s shareholders and the fulfillment of other customary closing conditions.

On May 3, 2022, the Company held an extraordinary general meeting pursuant to which the Company’s shareholders approved extending the date by which the Company had to complete a business combination from May 23, 2022, to August 24, 2022. In connection with the approval of the extension, shareholders elected to redeem 13,824,311 Class A Ordinary Shares. As a result, $140,378,518 (or approximately $10.15 per share) was released from the Trust Account to pay such shareholders and 3,425,689 Class A Ordinary Shares were outstanding as of May 16, 2022.

Refer to the Current Report on Form 8-K filed on May 4, 2022, for further information regarding the Charter Amendment.

Business Combination Consideration

In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the effective times of the Mergers, among other things, (i) each outstanding share of common stock (including shares of common stock issued upon the mandatory conversion of shares of preferred stock) of ZeroFox, other than ZF Dissenting Shares (as defined in the Business Combination Agreement) and ZF Cancelled Shares (as defined in the Business Combination Agreement), will be automatically cancelled and converted into a right to receive a fraction of a share of LNFA Common Stock determined in accordance with the Business Combination Agreement on the basis of a pre-money enterprise value of ZeroFox of $866,250,000 and a price of $10.00 per share of LNFA Common Stock and (ii) each outstanding share of common stock and preferred stock of IDX, other than IDX Dissenting Shares (as defined in the Business Combination Agreement) and IDX Cancelled Shares (as defined in the Business Combination Agreement), will be automatically cancelled and converted into a right to receive (x) for common stock and series a-1 and series a-2 preferred stock, a fraction of a share of LNFA Common Stock, (y) for common stock and series a-1 and series a-2 preferred stock, a portion of $50,000,000 in cash consideration (subject to certain adjustments for cash, working capital, debt and transaction expenses, and net of liquidation preferences, as provided in the Business Combination Agreement), and (z) for series a-1, series a-2 and series b preferred stock, a liquidation preference amount of $0.361, in each case, in accordance with the Business Combination Agreement and on the basis of a pre-money enterprise value of IDX of $338,750,000 and a price of $10.00 per share of LNFA Common Stock.

Advisory Services

The Company entered into an advisory agreement with Jefferies LLC (“Jefferies”). Jeffries will act as (i) the Company’s exclusive financial advisor and exclusive capital markets advisor in connection with the Business Combination involving one or both of the Target Companies and (ii) sole and exclusive (other than with respect to Stifel, Nicolaus & Company, Incorporated (“Stifel”)). If the pending Business Combination with ZeroFox and/or IDX does not occur, the Company will not be required to pay any contingent fees in connection with this agreement.

Jefferies will provide the Company with mergers and acquisition and equity capital markets financial advice and assistance in connection with a possible acquisition or other business transaction or series of transactions involving all or a material portion of the Target’s equity or assets, whether directly or indirectly and through any form of transaction, including, without limitation, merger, reverse merger, liquidation, stock purchase, asset purchase, recapitalization, reorganization, consolidation, amalgamation, joint venture, strategic partnership, license or other transaction.

The Company entered into an agreement with Stifel, Nicolaus & Company, Incorporated (“Stifel”). Stifel will endeavor to obtain one or more commitments for the Financing (individually a “Commitment” and collectively the “Commitments”) from one or more financial institutions or other sources other than any affiliates of the Company, ZeroFOX or IDX. (the “Investors”). If the Business Combination does not occur, the Company will not be required to pay any contingent fees in connection with this agreement.

There can be no assurances that the Company will complete the pending Business Combination with ZeroFox and/or IDX.

Common Equity Investment

Concurrently with the execution of the Business Combination Agreement, LNFA entered into subscription agreements (the “Common Equity Subscription Agreements”) with certain investors, including, among others, Victory Park Capital, certain existing stockholders of ZeroFox (certain funds affiliated with New Enterprise Associates, Highland Capital and Alsop Louie Partners (the “ZF Investors”)), and certain existing stockholders of IDX (certain funds affiliated with Blue Venture Fund, Peloton Equity and ForgePoint Capital (the “IDX Investors”)). Pursuant to the Common Equity Subscription Agreements, the investors agreed to subscribe for and purchase, and LNFA agreed to issue and sell to such investors, on the Closing Date (as defined in the Business Combination Agreement), an aggregate of 2,000,000 shares of LNFA Common Stock in exchange for an aggregate purchase price of $20,000,000 (the “Common Equity PIPE Financing”).

In addition, on December 16, 2021, the ZF Investors purchased PIK promissory notes issued by ZeroFox (the “ZF PIK Promissory Notes” (as defined in the Business Combination Agreement)) for an aggregate purchase price of $5,000,000. Such ZF PIK Promissory Notes (as defined in the Business Combination Agreement) accrue interest that will be paid-in-kind at a rate of 5.0% per annum. If the Closing occurs, the repayment of the original principal amount of the ZF PIK Promissory Notes (as defined in the Business Combination Agreement) may be offset against amounts owed by the ZF investors under their Common Equity Subscription Agreements. In addition, if the Closing occurs, any portion of closing cash consideration to which the IDX Investors are entitled in connection with the consummation of the Business Combination may be reduced to fund the subscription amount the IDX Investors would otherwise be required to pay pursuant to the Common Equity Subscription Agreements.

The closing of the Common Equity PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Common Equity Subscription Agreements provide that LNFA will grant the investors in the Common Equity PIPE Financing certain customary registration rights.

Convertible Notes Investment

In connection with signing the Business Combination Agreement, LNFA entered into convertible note subscription agreements (the “Convertible Note Subscription Agreements”) with affiliates of Monarch Alternative Capital LP, Victory Park Capital and Corbin Capital (the “Note Investors”), in respect of $150,000,000 aggregate principal amount of unsecured convertible notes due in 2025 (the “Notes”) to be issued in connection with the closing of the Business Combination (the “Convertible Notes Financing”). The principal terms of the Notes are set forth in the form of indenture attached as an exhibit to the Convertible Note Subscription Agreements, which indenture shall be entered into by LNFA, the guarantors party thereto and the indenture trustee (the “Indenture”), and the form of global note attached thereto. The Notes will bear interest at a rate of 7.00% per annum, payable quarterly in cash; provided, that the issuer may elect to pay interest in kind at 8.75% per annum, and the Notes will be convertible at an initial conversion price of $11.50, subject to customary anti-dilution adjustments, including with respect to stock-splits and stock dividends, dividends and other distributions, above-market tender offers, below-market rights offerings and spin-offs (the “Conversion Price”), and shall mature on the date that is three years following the closing of the Convertible Notes Financing. The post-Business Combination company may, at its election, force conversion of the Notes after the first anniversary of the issuance of the Notes (the “Conversion Trigger Date”), subject to a holder’s prior right to convert, if the volume-weighted average trading price of the post-Business Combination company’s common stock (x) for the first year after the Conversion Trigger Date, is greater than or equal to 150% of the conversion price for more than 20 trading days during a period of 30 consecutive trading days and (y) for the second year after the Conversion Trigger Date, is greater than or equal to 130% of the conversion price for more than 20 trading days during a period of 30 consecutive trading days.

Each holder of a Note will have the right to cause the post-Business Combination company to repurchase for cash all or a portion of the Notes held by such holder at any time upon the occurrence of a “fundamental change”, a customary definition provided in the Indenture (a “Fundamental Change”), at a price equal to par plus accrued and unpaid interest. In the event of a conversion in connection with a Fundamental Change, the Conversion Price will be adjusted by a usual and customary Fundamental Change “make-whole table” to be agreed in the Indenture. The Indenture will include restrictive covenants that, among other things, will limit the ability of the post-Business Combination company to incur senior debt in excess of $50,000,000, subject to certain qualifications and exceptions set forth in the Indenture. The Indenture also will include customary events of default.

The closing of the Convertible Notes Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. LNFA has agreed to execute a registration rights agreement for the benefit of the Note Investors, providing for customary demand, shelf and piggyback registration rights and otherwise in form and substance acceptable to the Note Investors and LNFA.

NOTE 7 — SHAREHOLDERS’ DEFICIT

Preference Shares  — The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At June 30, 2022 and December 31, 2021, there were no preference shares issued or outstanding.

Class A Ordinary Shares  —  The Company is authorized to issue 500,000,000 Class A ordinary shares, with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. At June 30, 2022 and December 31, 2021, there were 3,425,689 and 17,250,000 Class A ordinary shares issued and outstanding subject to possible redemption, respectively, which are presented as temporary equity.

On May 3, 2022, the Company held an extraordinary general meeting pursuant to which the Company’s shareholders approved extending the date by which the Company had to complete a business combination from May 23, 2022, to August 24, 2022. In connection with the approval of the extension, shareholders elected to redeem 13,824,311 Class A Ordinary Shares.

Class B Ordinary Shares  — The Company is authorized to issue 50,000,000 Class B ordinary shares, with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share. At June 30, 2022 and December 31, 2021, there were 4,312,500 Class B ordinary shares issued and outstanding.

Only holders of the Class B ordinary shares will have the right to vote on the appointment of directors prior to the Business Combination or a proposed alternative business combination. Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of shareholders, except as required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of the Business Combination or a proposed alternative business combination on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with the Business Combination or a proposed alternative business combination, the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, 20% of the total number of Class A ordinary shares outstanding after completion of this offering, plus the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the Business Combination or a proposed alternative business combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller the Business Combination or a proposed alternative business combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans; provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

NOTE 8 — WARRANTS

At June 30, 2022 and December 31, 2021, there were 8,625,000 Public Warrants and 7,588,430 Private Placement Warrants, respectively, outstanding. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of the Business Combination or a proposed alternative business combination and (b) one year from the closing of the Initial Public Offering. The Public Warrants will expire five years from the completion of the Business Combination or a proposed alternative business combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue a Class A ordinary share upon exercise of a warrant unless the Class A ordinary share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 20 business days, after the closing of the Business Combination or a proposed alternative business combination it will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement and a current prospectus relating thereto until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of the Business Combination or a proposed alternative business combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00. Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00. Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.10 per warrant;

•

upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined based on the redemption date and the fair market value of the Class A ordinary shares;

•

if, and only if, the closing price of the Class A ordinary shares equal or exceeds $10.00 per public share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company send the notice of redemption of the warrant holders; and

•

if the closing price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants.

If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete the Business Combination or a proposed alternative business combination within the Extended Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the Business Combination or a proposed alternative business combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination or a proposed alternative business combination on the date of the consummation of the Business Combination or a proposed alternative business combination (net of redemptions), and (z) the volume weighted average trading price of the Class A ordinary shares during the 10 trading day period starting on the trading day prior to the day on which the Company consummates the Business Combination or a proposed alternative business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of the Business Combination or a proposed alternative business combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers, Jefferies LLC or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers, Jefferies LLC or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants. Further, in accordance with FINRA Rule 5110(g)(8)(A), the Private Placement Warrants purchased by Jefferies LLC will not be exercisable for more than five years from the effective date of the registration statement filed in connection with the Company’s Initial Public Offering for so long as they are held by the Jefferies LLC.

NOTE 9 — FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

At June 30, 2022 and December 31, 2021, assets held in the Trust Account were comprised of $34,831,528 and $175,110,029, respectively in a money market fund which is invested in U.S. Treasury Securities. During June 30, 2022 and December 31, 2021, the Company did not withdraw any interest income from the Trust Account, respectively.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at June 30, 2022 and December 31, 2021 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

Description	Level	June 30, 2022	December 31, 2021
Assets:
Marketable investments held in Trust Account – U.S. Treasury Securities Money Market Fund	1	$34,831,528	$175,110,029
Liabilities:
Warrant liabilities — Public Warrants	2	1,336,013	6,028,013
Warrant liabilities — Private Placement Warrants	3	2,862,245	12,609,407

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement during six months ended June 30, 2021 was $5,778,750.

The following table presents the changes in the fair value of Level 3 warrant liabilities at June 30, 2022 and June 30, 2021:

Fair value as of December 31, 2021	$12,609,407
Change in fair value	(9,747,162)
Fair value as of June 30, 2022	$2,862,245

Fair value as of December 31, 2020	$28,062,924
Change in fair value	(9,744,364)
Transfer of Public warrants to level 1	(5,778,750)
Fair value as of June 30, 2021	$12,539,810

The Private Warrants were valued as of November 23, 2020 and subsequent periods using a Modified Black Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement. The Modified Black Scholes model’s primary unobservable input utilized in determining the fair value of the Private Warrants is the expected volatility of the ordinary shares. The expected volatility as of the Initial Public Offering date was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. The expected volatility as of subsequent valuation dates was implied from the Company’s own public warrant pricing. A Monte Carlo simulation methodology was used in estimating the fair value of the Public Warrants as of November 23, 2020 and December 31, 2020, for periods where no observable traded price was available, using the same expected volatility as was used in measuring the fair value of the Private Warrants. For periods subsequent to the detachment of the Public Warrants from the Units, the close price of the Public Warrant price was used as the fair value as of each relevant date.

The key inputs into the Black-Scholes-Merton model for the Private Placement Warrants were as follows:

Input	June 30, 2022	December 31, 2021
Risk-free interest rate	3.01%	1.26%
Trading days per year	252	252
Volatility	3.00%	22.0%
Exercise price	$11.50	$11.50
Stock Price	$10.09	$10.03

NOTE 10 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the condensed consolidated balance sheet date up to the date that the unaudited condensed consolidated financial statements were issued. Other than as described in below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

L&F Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of L&F Acquisition Corp. (the “Company”) as of December 31, 2021 and 2020 and the related statements of operations, changes in shareholders’ deficit and cash flows for the year ended December 31, 2021 and for the period from August 20, 2020 (inception) through December 31, 2020 and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and for the period from August 20, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs as well as complete a Business Combination by the close of business on May 23, 2022, then the Company will cease all operations except for the purpose of liquidating. This date for mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

PCAOB 100

We have served as the Company’s auditor since 2020.

New York, New York

March 14, 2022

L&F ACQUISITION CORP.

CONSOLIDATED BALANCE SHEETS

	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash	$575,739	$1,478,928
Prepaid expenses	9,167	295,658

Total Current Assets	584,906	1,774,586

Marketable investments held in Trust Account	175,110,029	175,089,531

TOTAL ASSETS	$175,694,935	$176,864,117

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accrued expenses	$2,785,180	$126,944
Accrued offering costs	350,000	350,000

Total Current Liabilities	3,135,180	476,944

Deferred underwriting fee payable	6,037,500	6,037,500
Warrant Liability	18,637,420	28,062,924

Total Liabilities	27,810,100	34,577,368

Commitments and Contingencies
Class A ordinary shares subject to possible redemption, 17,250,000 shares at $10.15 per share at December 31, 2021 and 2020	175,087,500	175,087,500

Shareholders’ Deficit
Preference shares, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; no shares issued and outstanding at December 31, 2021 and 2020 (not including 17,250,000 shares subject to redemption)	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 4,312,500 shares issued and outstanding at December 31, 2021 and 2020	431	431
Additional paid-in capital	—	—
Accumulated deficit	(27,203,096)	(32,801,182)

Total Shareholders’ Deficit	(27,202,665)	(32,800,751)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$175,694,935	$176,864,117

The accompanying notes are an integral part of these consolidated financial statements.

L&F ACQUISITION CORP.

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2021	For the Period from August 20, 2020 (Inception) through December 31, 2020
General and administrative expenses	$3,847,916	$164,192

Loss from operations	(3,847,916)	(164,192)

Other income (loss):
Change in fair value of warrant liabilities	9,425,504	(6,829,174)
Transaction Costs allocable to warrant liabilities	—	(807,424)
Interest earned on marketable investments held in Trust Account	20,498	2,030

Total other income (loss), net	9,446,002	(7,634,568)

Net income (loss)	$5,598,086	$(7,798,760)

Weighted average shares outstanding of Class A ordinary shares	17,250,000	5,303,571

Basic and diluted net income (loss) per ordinary share, Class A ordinary shares	$0.26	$(0.85)

Weighted average shares outstanding of Class B ordinary shares	4,312,500	3,915,179

Basic and diluted net income (loss) per ordinary share, Class B ordinary shares	$0.26	$(0.85)

The accompanying notes are an integral part of these consolidated financial statements.

L&F ACQUISITION CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance — August 20, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor	—	—	4,312,500	431	24,569	—	25,000
Accretion for Class A ordinary shares to redemption amount	—	—	—	—	(24,569)	(25,002,422)	(25,026,991)
Net loss	—	—	—	—	—	(7,798,760)	(7,798,760)

Balance — December 31, 2020	—	$—	4,312,500	$431	$—	$(32,801,182)	$(32,800,751)
Net income	—	—	—	—	—	5,598,086	5,598,086

Balance — December 31, 2021	—	$—	4,312,500	$431	$—	$(27,203,096)	$(27,202,665)

The accompanying notes are an integral part of these consolidated financial statements.

L&F ACQUISITION CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	For the Period from August 20, 2020 (Inception) through December 31,
	2021	2020
Cash Flows from Operating Activities:
Net income (loss)	$5,598,086	$(7,798,760)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Formation cost paid by Sponsor in exchange for issuance of founder shares	—	5,000
Change in fair value of warrant liabilities	(9,425,504)	6,829,174
Transaction costs	—	807,424
Interest earned on marketable investments held in Trust Account	(20,498)	(2,030)
Changes in operating assets and liabilities:
Prepaid expenses	286,491	(295,658)
Accrued expenses	2,658,236	126,944

Net cash used in operating activities	(903,189)	(327,906)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	—	(175,087,501)

Net cash used in investing activities	—	(175,087,501)

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	—	169,050,000
Proceeds from sale of Private Placement Warrants	—	8,037,500
Repayment of promissory note — related party	—	(64,126)
Payments of offering costs	—	(129,039)

Net cash provided by financing activities	—	176,894,335

Net Change in Cash	(903,189)	1,478,928
Cash — Beginning	1,478,928	—

Cash — Ending	$575,739	$1,478,928

Non-Cash Investing and Financing Activities:
Initial classification of Class A ordinary shares subject to possible redemption	$—	$175,087,500

Deferred underwriting fee payable	$—	$6,037,500

Payment of offering costs through promissory note	$—	$64,126

Offering costs included in accrued offering costs	$—	$350,000

Offering costs paid by Sponsor in exchange for issuance of founder shares	$—	$20,000

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

L&F Acquisition Corp. (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on August 20, 2020. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (a “Business Combination”). On November 23, 2021, L&F Acquisition Holdings, LLC. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of L&F Acquisition Corp., was formed.

The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2021, the Company had not commenced any operations. All activity from the period August 20, 2020 (inception) through December 31, 2021 relates to the Company’s identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The registration statement for the Company’s Initial Public Offering was declared effective on November 18, 2020. On November 23, 2020, the Company consummated the Initial Public Offering of 15,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units sold, the “Public Shares”) at $10.00 per Unit, generating gross proceeds of $150,000,000 which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated private placements of an aggregate of 6,859,505 warrants (the “Private Placement Warrants”) to JAR Sponsor, LLC (the “Sponsor”) and Jefferies LLC at a price of $1.00 per Private Placement Warrant and approximately $1.21 per Private Placement Warrant, respectively, generating gross proceeds of approximately $7,250,000, which are described in Note 4.

On November 25, 2020, the underwriter fully exercised its over-allotment option, resulting in an additional 2,250,000 Units issued for an aggregate amount of $22,500,000. In connection with the underwriter’s full exercise of its over-allotment option, the Company also consummated the sale of an additional 728,925 Private Placement Warrants to the Sponsor and Jefferies LLC at $1.00 per Private Placement Warrant and approximately $1.21 per Private Placement Warrant, respectively, generating total proceeds of $787,500. A total of approximately $22,837,500 was deposited into the Trust Account, bringing the aggregate proceeds held in the Trust Account to approximately $175,087,500.

Transaction costs amounted to $10,050,665, consisting of $3,450,000 of underwriting fees, $6,037,500 of deferred underwriting fees and $563,165 of other offering costs.

Following the closing of the Initial Public Offering on November 23, 2020, and the underwriters full exercise of its over-allotment option on November 25, 2020, an amount of approximately $175,087,500 ($10.15 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”), and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earliest of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The stock exchange listing rules require that the Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account). The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide the holders of the public shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their public shares upon the completion of the Business Combination, either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination (initially $10.15 per Public Share), including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, subject to certain limitations as described in the prospectus. The per-share amount to be distributed to the Public Shareholders who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Public Warrants.

The Company will proceed with a Business Combination only if the Company seeks shareholder approval, it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of at least a majority of the shareholders who attend and vote at a general meeting of the Company. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its amended and restated memorandum and articles of association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.

The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the amended and restated memorandum and articles of association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust account and not previously released to pay taxes, divided by the number of then issued and outstanding Public Shares.

The Company will have until May 23, 2022 to consummate a Business Combination (the “Combination Period”). However, if the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned and not previously released to us to pay our taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Public Shareholders and its Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares it will receive if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or any of its respective affiliates acquire Public Shares, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriter has agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period, and in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than $10.15.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (1) $10.15 per Public Share and (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.15 per Public Share, due to reductions in the value of trust assets, in each case net of the interest that may be withdrawn to pay taxes. This liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and as to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Business Combination

On December 17, 2021, L&F Acquisition Corp., a Cayman Islands exempted company (“LNFA”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among LNFA, L&F Acquisition Holdings, LLC, a Delaware limited liability company (“L&F Holdings”), ZF Merger Sub, Inc., a Delaware corporation (“ZF Merger Sub”), IDX Merger Sub, Inc., a Delaware corporation (“IDX Merger Sub”), IDX Forward Merger Sub, LLC, a Delaware limited liability company (“IDX Forward Merger Sub”), ZeroFox, Inc., a Delaware corporation (“ZeroFox”), and ID Experts Holdings, Inc., a Delaware corporation (“IDX”). The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of LNFA, ZeroFox and IDX and have been approved by the requisite stockholders of ZeroFox and IDX (See Note 6).

Going Concern

As of December 31, 2021, the Company had $575,739 in its operating bank accounts, $175,110,029 in marketable securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its common stock in connection therewith and working capital deficit of $2,550,274.

The Company may need to raise additional capital through loans or additional investments from its Sponsor, stockholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deemreasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

Additionally, In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until May 23, 2022 to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date and an extension not requested by the Sponsor, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the mandatory liquidation, should a Business Combination not occur and an extension is not requested by the Sponsor, potential subsequent dissolution, and working capital deficit raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after May 23, 2022.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2021 and 2020.

Marketable Investments Held in Trust Account

At December 31, 2021 and 2020, substantially all of the assets held in the Trust Account were held in a money market fund that only holds U.S. Treasury Securities.

Offering Costs

Offering costs consisted of legal, accounting and other expenses incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities were expensed as incurred in the statements of operations. Offering costs associated with the Class A ordinary share issued were initially charged to temporary equity and then accreted to ordinary shares subject to redemption upon the completion of the Initial Public Offering. Offering costs amounting to $9,243,241 were charged to stockholders’ equity and offering costs amounting to $807,424 were charged to the statement of operations upon the completion of the Initial Public Offering (see Note 1).

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2021 and 2020, Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable Class A ordinary shares resulted in charges against additional paid-in capital and accumulated deficit.

At December 31, 2021, the Class A ordinary shares reflected in the balance sheets are reconciled in the following table:

Gross proceeds	$175,087,500
Less:
Proceeds allocated to Public Warrants	(13,196,250)
Class A ordinary shares issuance costs	(9,243,241)
Excess funds in trust from sale of Private Warrants	(2,587,500)
Plus:
Accretion of carrying value to redemption value	25,026,991

Class A ordinary shares subject to possible redemption	$175,087,500

Income Taxes

The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2021 and

2020, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Loss Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period. Accretion associated with the redeemable shares of Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted income (loss) per share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 16,213,430 Class A ordinary shares in the aggregate. As of December 31, 2021 and 2020, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted net loss per ordinary share is the same as basic net loss per ordinary share for the periods presented.

The following table reflects the calculation of basic and diluted net income (loss) per ordinary share (in dollars, except per share amounts):

	Year Ended December 31, 2021		For the Period from August 20, 2020 (Inception) Through December 31, 2020
	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per ordinary share
Numerator:
Allocation of net income (loss), as adjusted	$4,478,469	$1,119,617	$(4,486,647)	$(3,312,113)
Denominator:
Basic and diluted weighted average shares outstanding	17,250,000	4,312,500	5,303,571	3,915,179

Basic and diluted net income (loss) per ordinary share	$0.26	$0.26	$(0.85)	$(0.85)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the Company’s balance sheet, primarily due to their short-term nature, other than warrant liabilities (see note 8).

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Warrant Liability

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The Company accounts for the Warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The Company assessed both Public and Private Warrants and determined both met the criteria for liability treatment. The Company assessed both Public and Private Warrants and determined both met the criteria for liability treatment.

Recent Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. The Company adopted ASU 2020-06 effective as of January 1, 2021. The adoption of ASU 2020-06 did not have an impact on the Company’s consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 3 — INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 15,000,000 Units at a purchase price of $10.00 per Unit. In connection with the underwriter’s full exercise of the over-allotment option on November 25, 2020, the Company sold an additional 2,250,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per whole share (see Note 8).

NOTE 4 — PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 5,000,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, for an aggregate purchase price of $5,000,000 and Jefferies LLC purchased an aggregate of 1,859,505 Private Placement Warrants at a price of approximately $1.21 per Private Placement Warrant, for an aggregate purchase price of approximately $2,250,000. In connection with the underwriter’s full exercise of its over-allotment option, the Company also consummated the sale of an additional 728,925 Private Placement Warrants, 450,000 of which were sold to the Sponsor at $1.00 per Private Placement Warrant and 278,925 of which were sold to Jefferies LLC at approximately $1.21 per Private Placement Warrant, respectively, generating total proceeds of $787,500. Each Private Placement Warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 8). A portion of the proceeds from the Private Placement Warrants was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. In accordance with FINRA Rule 5110(g)(8)(A), the Private Placement Warrants purchased by Jefferies LLC will not be exercisable for more than five years from the effective date of the registration statement filed in connection with the Company’s Initial Public Offering for so long as they are held by the Jefferies LLC.

NOTE 5 — RELATED PARTY TRANSACTIONS

Founder Shares

On August 28, 2020, the Sponsor paid $25,000 to cover certain offering and formation costs of the Company in consideration for 5,750,000 Class B ordinary shares (the “Founder Shares”). On November 13, 2020, the Sponsor effected a surrender of 1,437,500 Founder Shares to the Company for no consideration, resulting in a decrease in the total number of Class B ordinary shares outstanding to 4,312,500 shares. The Founder Shares included an aggregate of up to 562,500 shares that were subject to forfeiture depending on the extent to which the underwriter’s over-allotment option was exercised, so that the number of Founder Shares would equal, on an as-converted basis, approximately 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering. As a result of the underwriter’s election to fully exercise their over-allotment option on November 25, 2020, no Founder Shares are currently subject to forfeiture.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earliest of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Administrative Support Agreement

Commencing on November 18, 2020, the Company entered into an agreement to pay the Sponsor up to $10,000 per month for office space, utilities, secretarial and administrative support services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. For the year ended December 31, 2021 and for period from August 20, 2020 (inception) through December 31, 2020, the Company incurred $120,000 and $10,000 in fees for these services, respectively. As of December 31, 2021 and 2020 $0 and $10,000 were included in accrued expenses, respectively.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. As of December 31, 2021 and 2020, the Company had no outstanding borrowings under the Working Capital Loans.

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 global pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, its results of operations and/or search for a target company, the specific impact is not readily determinable as of the date of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Registration and Shareholders Rights

Pursuant to a registration and shareholders rights agreement entered into on November 23, 2020, the holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of

Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of the Working Capital Loans) will have registration rights to require the Company to register a sale of any of securities held by them. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to completion of a Business Combination. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriter is entitled to a deferred fee of $0.35 per Unit, or $6,037,500 in the aggregate. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Business Combination Agreement

On December 17, 2021, L&F Acquisition Corp., a Cayman Islands exempted company (“LNFA”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among LNFA, L&F Acquisition Holdings, LLC, a Delaware limited liability company (“L&F Holdings”), ZF Merger Sub, Inc., a Delaware corporation (“ZF Merger Sub”), IDX Merger Sub, Inc., a Delaware corporation (“IDX Merger Sub”), IDX Forward Merger Sub, LLC, a Delaware limited liability company (“IDX Forward Merger Sub”), ZeroFox, Inc., a Delaware corporation (“ZeroFox”), and ID Experts Holdings, Inc., a Delaware corporation (“IDX”). The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of LNFA, ZeroFox and IDX and have been approved by the requisite stockholders of ZeroFox and IDX.

The Business Combination Agreement provides for, among other things, the following transactions on the date of Closing: (i) ZF Merger Sub will merge with and into ZeroFox (the “ZF Merger”), with ZeroFox being the surviving company in the ZF Merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of L&F Holdings, (ii) IDX Merger Sub will merge with and into IDX (the “IDX Merger”), with IDX being the surviving company in the IDX Merger (“Transitional IDX Entity”) and, after giving effect to such merger, continuing as a wholly-owned subsidiary of L&F Holdings, and (iii) Transitional IDX Entity will merge with and into IDX Forward Merger Sub (the “IDX Forward Merger”, and collectively with the ZF Merger and IDX Merger, the “Mergers”), with IDX Forward Merger Sub being the surviving company in the IDX Forward Merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of L&F Holdings.

The Mergers and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination”. The Business Combination is expected to close in the first half of 2022, following the receipt of the required approval by LNFA’s shareholders and the fulfillment of other customary closing conditions.

Business Combination Consideration

In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the effective times of the Mergers, among other things, (i) each outstanding share of common stock (including shares of common stock issued upon the mandatory conversion of shares of preferred stock) of ZeroFox, other than ZF Dissenting Shares (as defined in the Business Combination Agreement) and ZF Cancelled Shares (as defined in the Business Combination Agreement), will be automatically cancelled and converted into a right to receive a fraction of a share of LNFA Common Stock determined in accordance with the Business Combination Agreement on the basis of a pre-money enterprise value of ZeroFox of $866,250,000 and a price of $10.00 per share of LNFA Common Stock and (ii) each outstanding share of common stock and preferred stock of IDX, other than IDX Dissenting Shares (as defined in the Business Combination Agreement) and IDX Cancelled Shares (as defined in the Business Combination Agreement), will be automatically cancelled and converted into a right to receive (x) for common stock and series a-1 and series a-2 preferred stock, a fraction of a share of LNFA Common Stock, (y) for common stock and series a-1 and series a-2 preferred stock, a portion of $50,000,000 in cash consideration (subject to certain adjustments for cash, working capital, debt and transaction expenses, and net of liquidation preferences, as provided in the Business Combination Agreement), and (z) for series a-1, series a-2 and series b preferred stock, a liquidation preference amount of $0.361, in each case, in accordance with the Business Combination Agreement and on the basis of a pre-money enterprise value of IDX of $338,750,000 and a price of $10.00 per share of LNFA Common Stock.

Advisory Services

The Company entered into an advisory agreement with Jefferies LLC (“Jefferies”). Jeffries will act as (i) the Company’s exclusive financial advisor and exclusive capital markets advisor in connection with a possible Business Combination involving one or both of ZeroFOX and/or IDX (each and collectively, together with its affiliates and subsidiaries, the “Target”) and (ii) sole and exclusive (other than with respect to Stifel Financial Corp. (“Stifel”). If the pending Business Combination with ZeroFox and/or IDX does not occur, the Company will not be required to pay any contingent fees in connection with this agreement.

Jefferies will provide the Company with mergers and acquisition and equity capital markets financial advice and assistance in connection with a possible acquisition or other business transaction or series of transactions involving all or a material portion of the Target’s equity or assets, whether directly or indirectly and through any form of transaction, including, without limitation, merger, reverse merger, liquidation, stock purchase, asset purchase, recapitalization, reorganization, consolidation, amalgamation, joint venture, strategic partnership, license or other transaction.

The Company entered into an agreement with Stifel, Nicolaus & Company, Incorporated (“Stifel”). Stifel will endeavor to obtain one or more commitments for the Financing (individually a “Commitment” and collectively the “Commitments”) from one or more financial institutions or other sources other than any affiliates of the Company, ZeroFOX, Inc. or ID Expert Holdings, Inc. (the “Investors”). If the Business Combination does not occur, the Company will not be required to pay any contingent fees in connection with this agreement.

There can be no assurances that the Company will complete the pending Business Combination with ZeroFox and/or IDX.

Common Equity Investment

Concurrently with the execution of the Business Combination Agreement, LNFA entered into subscription agreements (the “Common Equity Subscription Agreements”) with certain investors, including, among others, Victory Park Capital, certain existing stockholders of ZeroFox (certain funds affiliated with New Enterprise Associates, Highland Capital and Alsop Louie Partners (the “ZF Investors”)), and certain existing stockholders of IDX (certain funds affiliated with Blue Venture Fund, Peloton Equity and ForgePoint Capital (the “IDX Investors”)). Pursuant to the Common Equity Subscription Agreements, the investors agreed to subscribe for and purchase, and LNFA agreed to issue and sell to such investors, on the Closing Date (as defined in the Business Combination Agreement), an aggregate of 2,000,000 shares of LNFA Common Stock in exchange for an aggregate purchase price of $20,000,000 (the “Common Equity PIPE Financing”).

In addition, on December 16, 2021, the ZF Investors purchased PIK promissory notes issued by ZeroFox (the “ZF PIK Promissory Notes” (as defined in the Business Combination Agreement)) for an aggregate purchase price of $5,000,000. Such ZF PIK Promissory Notes (as defined in the Business Combination Agreement) accrue interest that will be paid-in-kind at a rate of 5.0% per annum. If the Closing occurs, the repayment of the original principal amount of the ZF PIK Promissory Notes (as defined in the Business Combination Agreement) may be offset against amounts owed by the ZF investors under their Common Equity Subscription Agreements. In addition, if the Closing occurs, any portion of closing cash consideration to which the IDX Investors are entitled in connection with the consummation of the Business Combination may be reduced to fund the subscription amount the IDX Investors would otherwise be required to pay pursuant to the Common Equity Subscription Agreements.

The closing of the Common Equity PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Common Equity Subscription Agreements provide that LNFA will grant the investors in the Common Equity PIPE Financing certain customary registration rights.

Convertible Notes Investment

In connection with signing the Business Combination Agreement, LNFA entered into convertible note subscription agreements (the “Convertible Note Subscription Agreements”) with affiliates of Monarch Alternative Capital LP, Victory Park Capital, LLC and Corbin Capital Partners, LP (the “Note Investors”), in respect of $150,000,000 aggregate principal amount of unsecured convertible notes due in 2025 (the “Notes”) to be issued in connection with the closing of the Business Combination (the “Convertible Notes Financing”). The principal terms of the Notes are set forth in the form of indenture attached as an exhibit to the Convertible Note Subscription Agreements, which indenture shall be entered into by LNFA, the guarantors party thereto and the indenture trustee (the “Indenture”), and the form of global note attached thereto. The Notes will bear interest at a rate of 7.00% per annum, payable quarterly in cash; provided, that the issuer may elect to pay interest in kind at 8.75% per annum, and the Notes will be convertible at an initial conversion price of $11.50, subject to customary anti-dilution adjustments, including with respect to stock-splits and stock dividends, dividends and other distributions, above-market tender offers, below-market rights offerings and spin-offs (the “Conversion Price”), and shall mature on the date that is three years following the closing of the Convertible Notes Financing. The post-Business Combination company may, at its election, force conversion of the Notes after the first anniversary of the issuance of the Notes (the “Conversion Trigger Date”), subject to a holder’s prior right to convert, if the volume-weighted average trading price of the post-Business Combination company’s common stock (x) for the first year after the Conversion Trigger Date, is greater than or equal to 150% of the conversion price for more than 20 trading days during a period of 30 consecutive trading days and (y) for the second year after the Conversion Trigger Date, is greater than or equal to 130% of the conversion price for more than 20 trading days during a period of 30 consecutive trading days.

Each holder of a Note will have the right to cause the post-Business Combination company to repurchase for cash all or a portion of the Notes held by such holder at any time upon the occurrence of a “fundamental change”, a customary definition provided in the Indenture (a “Fundamental Change”), at a price equal to par plus accrued and unpaid interest. In the event of a conversion in connection with a Fundamental Change, the Conversion Price will be adjusted by a usual and customary Fundamental Change “make-whole table” to be agreed in the Indenture. The Indenture will include restrictive covenants that, among other things, will limit the ability of the post-Business Combination company to incur senior debt in excess of $50,000,000, subject to certain qualifications and exceptions set forth in the Indenture. The Indenture also will include customary events of default.

The closing of the Convertible Notes Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. LNFA has agreed to execute a registration rights agreement for the benefit of the Note Investors, providing for customary demand, shelf and piggyback registration rights and otherwise in form and substance acceptable to the Note Investors and LNFA.

NOTE 7 — SHAREHOLDERS’ EQUITY

Preference Shares — The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2021 and 2020, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue 500,000,000 Class A ordinary shares, with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. At December 31, 2021 and 2020, there were 17,250,000 and 17,250,000 Class A ordinary shares issued and outstanding subject to possible redemption which are presented as temporary equity, respectively.

Class B Ordinary Shares — The Company is authorized to issue 50,000,000 Class B ordinary shares, with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share. At December 31, 2021 and 2020, there were 4,312,500 Class B ordinary shares issued and outstanding.

Only holders of the Class B ordinary shares will have the right to vote on the appointment of directors prior to the Business Combination. Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of shareholders, except as required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with a Business Combination, the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, approximately 55.7% of the total number of Class A ordinary shares outstanding after completion of this offering, plus the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of a Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in a Business Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans; provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

NOTE 8 — WARRANTS

At December 31, 2021 and 2020, there were 8,625,000 Public Warrants and 7,588,430 Private Placement Warrants, respectively outstanding. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) one year from the closing of the Initial Public Offering. The Public Warrants will expire five years from the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue a Class A ordinary share upon exercise of a warrant unless the Class A ordinary share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 20 business days, after the closing of a Business Combination, it will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement and a current prospectus relating thereto until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00. Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00. Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.10 per warrant;

•

upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined based on the redemption date and the fair market value of the Class A ordinary shares;

•

if, and only if, the closing price of the Class A ordinary shares equal or exceeds $10.00 per public share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company send the notice of redemption of the warrant holders; and

•

if the closing price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants.

If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A ordinary shares during the 10 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers, Jefferies LLC or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers, Jefferies LLC or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants. Further, in accordance with FINRA Rule 5110(g)(8)(A), the Private Placement Warrants purchased by Jefferies LLC will not be exercisable for more than five years from the effective date of the registration statement filed in connection with the Company’s Initial Public Offering for so long as they are held by the Jefferies LLC.

NOTE 9 — FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

At December 31, 2021 and 2020, assets held in the Trust Account were comprised of $175,110,029 and $175,089,531, respectively in a money market fund which is invested in U.S. Treasury Securities. During the year ended December 31, 2021, the Company did not withdraw any interest income from the Trust Account.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2021 and 2021 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

Description	Level as of December 31, 2021	December 31, 2021	December 31, 2020
Assets:
Marketable investments held in Trust Account — U.S. Treasury Securities Money Market Fund	1	$175,110,029	$175,089,531
Liabilities:
Warrant liability — Public Warrants	1	6,028,013	—
Warrant liability — Public Warrants	3	—	14,403,750
Warrant liability — Private Placement Warrants	3	12,609,407	13,659,174

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement during the year ended December 31, 2021 was $6,028,013.

The following table presents the changes in the fair value of Level 3 warrant liabilities:

Fair value as of January 1, 2021	$28,062,924
Change in fair value	(10,825,645)
Transfer of Public warrants to level 1	(5,778,750)

Fair value as of March 31, 2021	11,458,529
Change in fair value	1,081,281

Fair value as of June 30, 2021	12,539,810
Change in fair value	(443,828)

Fair value as of September 30, 2021	$12,095,982

Change in fair value	513,425

Fair value as of December 31, 2021	$12,609,407

The Private Warrants were valued as of November 23, 2020 and subsequent periods using a Modified Black Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement. The Modified Black Scholes model’s primary unobservable input utilized in determining the fair value of the Private Warrants is the expected volatility of the ordinary shares. The expected volatility as of the Initial Public Offering date was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. The expected volatility as of subsequent valuation dates was implied from the Company’s own public warrant pricing. A Monte Carlo simulation methodology was used in estimating the fair value of the Public Warrants as of November 23, 2020 and December 31, 2020, for periods where no observable traded price was available, using the same expected volatility as was used in measuring the fair value of the Private Warrants. For periods subsequent to the detachment of the Public

Warrants from the Units, the close price of the Public Warrant price was used as the fair value as of each relevant date.

The key inputs into the Black-Scholes-Merton model for the Private Placement Warrants were as follows:

Input	December 31, 2021	December 31, 2020
Risk-free interest rate	1.26%	0.56%
Trading days per year	252	252
Volatility	22.0%	28.0%
Exercise price	$11.50	$11.50
Stock Price	$10.03	$9.54

NOTE 10 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the consolidated financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

ID EXPERTS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(dollars, expect for share data)	June 30, 2022	December 31, 2021
ASSETS
Current Assets:
Cash and cash equivalents	$17,012,053	$17,985,874
Accounts receivable, net of allowance of $52,000 and $179,000 at June 30, 2022 and December 31, 2021	12,037,164	9,996,832
Other receivables and prepaid expenses	1,070,550	953,331
Capitalized contract costs, current	1,064,938	825,530

Total current assets	31,184,705	29,761,567
Property and equipment, net	128,242	126,897
Capitalized contract costs, net of current portion	188,371	263,017
Deferred tax asset	1,226,506	1,229,237
Other long-term assets, net	—	36,712

Total assets	$32,727,824	$31,417,430

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

ID EXPERTS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Unaudited)

(dollars, expect for share data)	June 30, 2022	December 31, 2021
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	$7,950,024	$7,286,039
Accrued expenses	5,680,369	6,606,507
Deferred revenue, current	8,869,454	7,560,192
Current portion of convertible debt, carried at fair value	2,923,774	2,444,924
Current portion of long-term debt	3,333,333	1,666,667

Total current liabilities	28,756,954	25,564,329
Deferred revenue, net of current portion	1,610,239	2,115,846
Accrued expenses, long-term	779,102	749,633
Long-term debt, net of current portion	6,654,730	8,319,407

Total liabilities	37,801,025	36,749,215

Commitments and contingencies (see Note 18)
Redeemable convertible preferred stock:
A-1 redeemable convertible preferred stock, $0.0001 par value; 6,000,000 shares authorized, 5,882,350 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively; liquidation preference of $9,999,996 at June 30, 2022 and $9,999,996 at December 31, 2021	9,999,996	9,999,996
A-2 redeemable convertible preferred stock, $0.0001 par value; 27,000,000 shares authorized, 26,194,324 and 26,069,330 shares issued and outstanding at June 30, 2022 December 31, 2021, respectively, liquidation preference of $55,165,745 at June 30, 2022 and liquidation preference of $54,902,008 at December 31, 2021	55,165,745	54,902,008

Total redeemable convertible preferred stock	65,165,741	64,902,004

Stockholders’ deficit:
Common stock, $0.0001 par value; 53,000,000 shares authorized, 12,925,071 and 11,671,845 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	1,292	1,167
Additional paid in capital	24,233	—
Accumulated deficit	(70,264,467)	(70,234,956)

Total stockholders’ deficit	(70,238,942)	(70,233,789)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$32,727,824	$31,417,430

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

ID EXPERTS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(Unaudited)

		Six Months Ended June 30,
(dollars, expect for share data)		2022	2021
Revenue (1)		$56,706,313	$53,304,967

Cost of services (1)		44,207,617	41,390,281

Gross profit		12,498,696	11,914,686

Operating Expenses:
Sales and marketing (1)		4,827,566	3,719,981
General and administrative (1)		3,977,071	2,506,795
Research and development		2,838,032	2,318,183

Total operating expenses		11,642,669	8,544,959

Income from operations		856,027	3,369,727

Interest and other expense:
Interest expense		257,077	242,796
Other expense (1)		472,962	91,372
Change in fair value of warrant liabilities		133,302	—

Total interest and other expense		863,341	334,168

(Loss) income before provision for income taxes		(7,314)	3,035,559

Income tax expense		22,197	863,914

Net (loss) income		$(29,511)	$2,171,645

Net (loss) income attributable to common stockholders
	Basic:	$(8,356)	$561,760

	Diluted:	$(8,356)	$1,609,885

Net (loss) income per share attributable to common stockholders
	Basic:	$0.00	$0.05

	Diluted:	$0.00	$0.05

Weighted average shares used in computing net (loss) income per share attributable to common stockholders
	Basic:	12,706,627	11,192,975

	Diluted:	12,706,627	44,640,750

(1)	See Note 16 for amounts attributable to related parties included in these line items.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

ID EXPERTS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK

AND STOCKHOLDERS’ DEFICIT

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(Unaudited)

	Series A-1 Convertible Preferred Stock		Series A-2 Convertible Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders’ Deficit
Balance at December 31, 2020	5,882,350	$4,999,998	26,069,330	$27,451,004	9,674,164	$967	$585,503	$(37,895,059)	$(37,308,589)
Common stock issued	—	—	—	—	1,329,190	133	38,768	—	38,901
Stock-based compensation expense	—	—	—	—	—	—	10,722	—	10,722
Net income	—	—	—	—	—	—	—	2,171,645	2,171,645

Balance at June 30, 2021	5,882,350	$4,999,998	26,069,330	$27,451,004	11,003,354	$1,100	$634,993	$(35,723,414)	$(35,087,321)

	Series A-1 Convertible Preferred Stock		Series A-2 Convertible Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders’ Deficit
Balance at December 31, 2021	5,882,350	$9,999,996	26,069,330	$54,902,008	11,671,845	$1,167	$—	$(70,234,956)	$(70,233,789)
Preferred stock issued	—	—	124,994	263,737	—	—	—	—	—
Common stock issued	—	—	—	—	1,253,226	125	10,793	—	10,918
Stock-based compensation expense	—	—	—	—	—	—	13,440	—	13,440
Net loss	—	—	—	—	—	—	—	(29,511)	(29,511)

Balance at June 30, 2022	5,882,350	$9,999,996	26,194,324	$55,165,745	12,925,071	$1,292	$24,233	$(70,264,467)	$(70,238,942)

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

ID EXPERTS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(Unaudited)

	Six Months Ended June 30,
	2022	2021
Cash flows from operating activities:
Net (loss) income	$(29,511)	$2,171,645
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	39,270	63,053
Amortization of debt issuance cost	1,989	1,989
Stock-based compensation expense	13,440	10,722
Gain on warrant exercised	(7,876)	—
Deferred tax expense	2,731	—
Change in fair value of debt	478,850	89,380
Change in fair value of warrant liabilities	133,302	—
Provision for doubtful accounts	(130,309)	38,061
Loss on sale of property and equipment	904	1,798
Changes in:
Accounts receivable	(1,910,023)	(1,696,727)
Other receivables and prepaid expenses	(80,508)	(11,769)
Capitalized contract costs	(164,762)	96,696
Accounts payable	663,985	264,933
Accrued expenses and other liabilities	(758,358)	981,890
Deferred revenue	803,655	(1,036,248)

Net cash (used in) provided by operating activities	(943,221)	975,423

Cash flows from investing activities:
Purchases of property and equipment	(41,518)	(79,671)

Net cash used in investing activities	(41,518)	(79,671)

Cash flows from financing activities:
Payment of debt issuance costs	—	(1,726)
Proceeds from option exercise	10,918	38,901
Principal payments on capital lease obligations	—	(32,838)

Net cash provided by financing activities	10,918	4,337

Net (decrease) increase in cash and cash equivalents	(973,821)	900,089
Cash and cash equivalents beginning of period	17,985,874	14,742,621

Cash and cash equivalents end of period	$17,012,053	$15,642,710

Supplemental cash flow information:
Cash paid during the period for:
Interest	$254,592	$245,436
Taxes	$107,100	$139,500

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

ID EXPERTS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2022, AND 2021

(Unaudited)

	Six Months Ended June 30,
	2022	2021
Non-cash financing and investing activities:
Non-cash warrant exercise:
Increase in redeemable
convertible preferred stock	$(263,737)	$—
Decrease in accrued expense	$271,613	$—
Increase in retained earnings	$(7,876)	$—

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

ID EXPERTS HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(Unaudited)

1.	Organization and Description of Business

ID Experts Holdings, Inc. and subsidiary (the “Company”) believes it has a leading position in the United States by revenues as a provider of data breach response services, and associated identity and privacy protection services, to both government and commercial entities. The Company’s data breach solutions include prevention, detection, forensic services, notification, and recovery assistance. The Company’s membership subscriptions include credit and non-credit monitoring, prevention tools, and unlimited recovery assistance. ID Experts Holdings, Inc. was incorporated in the State of Delaware in 2016 at which time Identity Theft Guard Solutions, Inc., the primary operating entity, became the wholly owned subsidiary of ID Experts Holdings, Inc. in 2016 during its recapitalization. The Company serves clients throughout the United States of America and its headquarters are in Portland, Oregon.

On December 15, 2021, the Company’s board of directors approved a business combination agreement, which was entered into as of December 17, 2021 and announced publicly on December 20, 2021. The business combination agreement details a transaction where the Company is to be merged with ZeroFox, Inc. (“ZeroFox”) and L&F Acquisition Corp., a special purpose acquisition corporation (SPAC) and a publicly traded company. The Company is the legal acquiree. The transaction closed on August 3, 2022, with ZeroFox considered to be a variable interest entity and the merger accounted for as an acquisition by the SPAC of ZeroFox in accordance with U.S. GAAP. See Note 2b. for additional information.

2.	Summary of Significant Accounting Policies

a.	Basis of Presentation

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) set forth by the Financial Accounting Standards Board (FASB). References to U.S. GAAP issued by the FASB in these notes to the consolidated financial statements are to the FASB Accounting Standards Codification (ASC).

b.	Emerging Growth Company Status

The Company is an “emerging growth company,” (“EGC”) as defined in the Jumpstart Our Business Startups Act, (the “JOBS Act”), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. The Company may take advantage of these exemptions until it is no longer an EGC under Section 107 of the JOBS Act and has elected to use the extended transition period for complying with new or revised accounting standards. As a result of this election, the Company’s financial statements may not be comparable to companies that comply with public company Financial Accounting Standards Board (“FASB”) standards’ effective dates.

The Company merged with a publicly traded Special Purpose Acquisition Company (a “SPAC”), and the transaction will be accounted for as an acquisition by the SPAC of ZeroFox in accordance with U.S. GAAP, and ZeroFox will be considered a variable interest entity. Refer to Note 1 for more information regarding the transaction. The surviving company will remain an emerging growth company until the earliest of (i) the last day of the surviving company’s first fiscal year following the fifth anniversary of the completion of the SPAC’s initial public offering, (ii) the last day of the fiscal year in which the surviving company has total annual gross revenue of at least $1.07 billion, (iii) the last day of the fiscal year in which the surviving company is deemed to be a large accelerated filer, which means the market value of the surviving company’s common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th or (iv) the date on which the surviving company’s has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

c.	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company. All intercompany balances and transactions have been eliminated in consolidation.

d.	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses reported during the period. Such estimates include assumptions used in the allocation of revenue, long-lived assets, liabilities, depreciable lives of assets, stock-based compensation, and deferred income taxes. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

e.	Cash and Cash Equivalents

Cash and cash equivalents consist of business checking accounts. The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The Company generally places its cash and cash equivalents with major financial institutions deemed to be of high-credit-quality in order to limit its credit exposure. The Company maintains its cash accounts with financial institutions where, at times, deposits exceed federal insurance limits. Cash and cash equivalents are carried at cost, which, due to their short-term nature, approximate fair value.

f.	Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statement of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses resulting from its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted for current market conditions, the Company’s customers’ financial condition, any amount of receivables in dispute, and the current receivables aging and historic payment patterns. The Company reviews its allowance for doubtful accounts at least quarterly. Accounts receivable are presented on the consolidated balance sheets net of allowance for doubtful accounts.

Receivables, net of allowance for doubtful accounts as of June 30, 2022 and December 31, 2021 consist of the following:

	June 30, 2022	December 31, 2021
Billed trade receivables	$4,576,593	$2,941,898
Unbilled receivables	7,460,571	7,054,934

Total	$12,037,164	$9,996,832

The allowance for doubtful accounts reflects the Company’s estimate of probable losses inherent in the accounts receivable balance. The Company determines the allowance based on known troubled accounts, historical experience, and other currently available evidence.

The following table summarizes activity for the allowance for doubtful accounts for the six months ended June 30, 2022 and 2021:

	Six Months Ended June 30,
	2022	2021
Beginning balance	$179,000	$13,000
Additional charged to costs and expenses	(130,309)	38,061
Deductions(1)	3,309	(61)

Ending balance	$52,000	$51,000

(1)	Represents write-offs and recoveries of prior year charges.

g.	Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, including respective accrued interest balances, in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy requires that the Company maximize the use of observable inputs and minimize the use of unobservable inputs. The levels of the fair value hierarchy are described below:

Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Refer to Note 17 “Fair Value Measurements” for additional information on how the Company determines fair value for its assets and liabilities.

h.	Property and Equipment

Property and equipment are stated at the cost of acquisition, less accumulated depreciation and amortization. Equipment under capital leases are stated at the present value of minimum lease payments and amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Depreciation and amortization of property, equipment and leasehold improvements are computed using the straight-line method.

The estimated useful lives for property and equipment categories are as follows:

Asset Classification	Estimated Useful Life
Office and computer equipment	3 years
Software	5 years
Furniture and fixtures	7 years
Leasehold improvements	Lesser of lease term or useful life

The Company periodically reviews the carrying value of its long-lived assets, including property and equipment, for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. For long-lived assets to be held and used, impairments are recognized when the carrying amount of a long-lived asset group is not recoverable and exceeds fair value. The carrying amount of a long-lived asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset group exceeds its fair value. No impairment losses were recognized for six months ended June 30, 2022 and 2021.

i.	Revenue Recognition

In accordance with Topic 606, revenue is recognized when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for those products or services. To achieve the core principle of this standard, the Company applies the following five steps:

a)	Identify Contracts with Customers
b)	Identify the Performance Obligations in the Contract
c)	Determine the Transaction Price
d)	Allocate the Transaction Price to Performance Obligations in the Contract
e)	Recognize Revenue When or As Performance Obligations are Satisfied

For arrangements with multiple performance obligations, the Company allocates total consideration to each performance obligation on a relative fair value basis based on management’s estimate of stand-alone selling price (“SSP”).

The following table illustrates the timing of the Company’s revenue recognition:

	Six Months Ended June 30,
	2022	2021
Breach services – point in time	13.1%	8.2%
Breach services – over time	82.9%	88.8%
Consumer membership services – over time	4.0%	3.0%

As discussed in Note 7, all revenue was recognized over time prior to the adoption of ASC 606.

Breach Services

IDX’s breach services revenue consists of contracts with various combinations of notification, project management, communication services, and ongoing identity protection services. Performance periods generally range from one to three years, and payment terms are generally between thirty and sixty days. Contracts generally do not contain significant financing components. The Company’s breach services contracts are structured as either fixed or variable. In fixed contracts, a fixed total price or fixed per-impacted individual price is charged for the total combination of services. For variable breach services contracts, the breach communications component, which includes notifications and call center, is charged at a fixed total fee, and ongoing identity protection services are charged as incurred using a fixed price per enrollment. Fixed fees are generally billed at the time the statement of work is executed and are due upon receipt, and large contracts are typically billed 50% upfront and due upon receipt with the remaining 50% invoiced subsequently with net 30 terms. For variable breaches the charges for identity protection services are billed monthly for the prior month and are due net 30.

Consumer Membership Services

The Company provides consumer membership services through its employer groups and strategic partners as well as directly to end-users through its retail business. Consumer membership services consist of multiple bundled identity and privacy product offerings and provide members with ongoing monitoring services. For consumer membership services, revenue is recognized ratably over the service period. Performance periods are generally one year. Payments from employer groups and strategic partners are generally collected monthly, and payments from end-users are collected up front.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. No losses on uncompleted contracts were recognized for the six months ended June 30, 2022 and 2021.

Significant Judgments

Significant judgments and estimates are required under Topic 606. Due to the complexity of certain contracts, the actual revenue recognition treatment required under Topic 606 for the Company’s arrangements may be dependent on contract-specific terms and may vary in some instances. The Company’s contracts with customers often include promises to transfer multiple services, including project management services, notification services, call center services, and monitoring services. Determining whether services are distinct performance obligations that should be accounted for separately requires significant judgment.

The Company is required to estimate the total consideration expected to be received from contracts with customers, including any variable consideration. Once the estimated transaction price is established, amounts are allocated to performance obligations on a relative SSP basis. The Company’s breach business derives revenue from two main performance obligations: (i) notification and (ii) combined call center and monitoring services, described further in Note 7.

At contract inception, the Company assesses the products and services promised in the contract to identify each performance obligation and evaluate whether the performance obligations are capable of being distinct and are distinct within the context of the contract. Performance obligations that are not both capable of being distinct and distinct within the context of the contract are combined and treated as a single performance obligation in determining the allocation and recognition of revenue. Determining whether products and services are considered distinct performance obligations requires significant judgment. In determining whether products and services are considered distinct performance obligations, the Company assesses whether the customer can benefit from the products and services on their own or together with other readily available resources and whether our promise to transfer the product or service to the customer is separately identifiable from other promises in the contract.

Judgment is required to determine the SSP for each distinct performance obligation. The Company rarely sells its individual breach services on a standalone basis, and accordingly, the Company is required to estimate the range of SSPs for each performance obligation. In instances where the SSP is not directly observable because the Company does not sell the service separately, the Company reviews information that includes historical discounting practices, market conditions, cost-plus analysis, and other observable inputs to determine an appropriate SSP. The Company typically has more than one SSP for individual performance obligations due to the stratification of those items by classes of customers, size of breach, and other circumstances. In these instances, the Company may use other available information such as service inclusions or exclusions, customizations to notifications, or varying lengths of call center or monitoring services in determining the SSP.

If a group of agreements are so closely related to each other that they are, in effect, part of a single arrangement, such agreements are deemed to be one arrangement for revenue recognition purposes. The Company exercises judgment to evaluate the relevant facts and circumstances in determining whether the separate agreements should be accounted for separately or as, in substance, a single arrangement. The Company’s judgments about whether a group of contracts comprises a single arrangement can affect the allocation of consideration to the distinct performance obligations, which could have an effect on results of the Company’s operations for the periods involved.

Generally, the Company has not experienced significant returns or refunds to customers. The Company’s estimates related to revenue recognition may require significant judgment and the change in these estimates could have an effect on the Company’s results of operations during the periods involved.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers and these timing differences result in receivables, contract assets, or contract liabilities (deferred revenue) on the consolidated balance sheets. The Company records a contract asset when revenue is recognized prior to invoicing and records a deferred revenue liability when revenue is expected to be recognized subsequent to invoicing. For the Company’s breach services agreements, customers are typically invoiced at the beginning of the arrangement for the entire contract. When the breach agreement includes variable components related to as-incurred monitoring services, customers are invoiced monthly for the duration of the enrollment or call center period.

Unbilled accounts receivable, which consists of services billed one month in arrears, was $7,460,571 and $7,054,934 as of June 30, 2022 and December 31, 2021, respectively. These unbilled amounts are included in accounts receivable as the Company has the unconditional right to receive this consideration.

Contract assets are presented as other receivables within the consolidated balance sheets and primarily relate to the Company’s rights to consideration for work completed but not billed on service contracts. Contract assets are transferred to receivables when the Company invoices the customer. Contract liabilities are presented as deferred revenue and relate to payments received for services that are yet to be recognized in revenue.

During the six months ended June 30, 2022, the Company recognized $4,466,598 of revenue that was included in deferred revenue at the end of the preceding year. All other deferred revenue activity is due to the timing of invoices in relation to the timing of revenue, as described above. The Company expects to recognize as revenue approximately 57% of its June 30, 2022, deferred revenue balance in the remaining two quarters of 2022, 43% in the six months ended June 30, 2023, and the remainder thereafter.

In instances where the timing of revenue recognition differs from that of invoicing, the Company has determined that its contracts generally do not include a significant financing component. The primary purpose of invoicing terms is to provide customers with simplified and predictable ways of purchasing the Company’s services, not to facilitate financing arrangements.

Government Contracts

The Company evaluates arrangements with governmental entities containing “fiscal funding” or “termination for convenience” provisions, when such provisions are required by law, to determine the probability of possible cancellation. The Company considers multiple factors, including the history with the customer in similar transactions and budgeting and approval processes undertaken by the governmental entity. If the Company determines upon execution of these arrangements that the likelihood of cancellation is remote, it then recognizes revenues for such arrangements once all relevant criteria have been met. If such a determination cannot be made, revenues are recognized upon the earlier of cash receipt or approval of the applicable funding provision by the governmental entity for such arrangements.

j.	Contract Costs

The Company capitalizes costs to obtain a contract or fulfill a contract. These costs are recorded as capitalized contract costs on the consolidated balance sheets. Costs to obtain a contract for a new customer are generally amortized on a straight-line basis over the estimated period of benefit. The Company determined the estimated period of benefit by taking into consideration the contractual term. The Company periodically reviews the carrying amount of the capitalized contract costs to determine whether events or changes in circumstances have occurred that could affect the period of benefit. Amortization expense associated with costs to fulfill a contract is recorded to cost of services on the Company’s consolidated statements of income, and amortization expense associated with costs to obtain a contract (sales commissions) is recorded to sales and marketing expense.

k.	Cost of Services

Cost of services consists of fees to outsourced service providers for credit monitoring, call center operation, notification mailing, insurance, and other miscellaneous services and internal labor costs. Costs incurred for breach service contracts represent fulfillment costs. These costs are deferred within capitalized contract costs and recognized in relation to revenue recorded over the combined service and membership terms. The remainder of cost of services are expensed as incurred. Relevant depreciation and amortization are included in cost of services.

l.	Research and Development

Research and development expenses primarily consist of personnel costs and contractor fees related to the bundling of other third-party software products that are offered as one combined package within the Company’s product offerings. Personnel costs include salaries, bonuses and stock-based compensation and related employer-paid payroll taxes, as well as an allocation of our facilities, benefits, and internal IT costs. Research and development costs are expensed as incurred.

m.	Long-term Debt

Convertible notes and amounts borrowed under credit agreements are carried at cost, net of debt discounts and issuance costs, as long-term debt on the consolidated balance sheets. The debt discounts and issuance costs are amortized to interest expense on the consolidated statements of income using the straight-line method over the contractual term of the note if that method is not materially different from the effective interest rate method. Cash interest payments are due either quarterly or semi-annually in arrears and the Company accrues interest expense monthly based on the annual coupon rate. See Note 4 for further discussion regarding our convertible notes and credit agreement.

n.	Debt Issuance Costs

Fees paid to lenders and service providers in connection with the origination of debt are capitalized as debt issuance costs and presented as a direct deduction from the carrying value of the associated debt liability. As of June 30, 2022 and December 31, 2021, the debt issuance costs presented on the consolidated balance sheets as a reduction to debt are $11,937 and $13,926, respectively.

o.	Advertising

Advertising costs are expensed as incurred. Advertising costs amounted to $674,020 for the six months ended June 30, 2022 and $641,733 for the six months ended June 30, 2021.

p.	Stock-Based Compensation

The Company grants stock options to purchase common stock to employees with exercise prices equal to the fair market value of the underlying stock, as determined by the Board of Directors and management. The Board of Directors, with the assistance of outside valuation experts, determine the fair value of the underlying stock by considering several factors, including historical and projected financial results, the risks the Company faced at the time, the preferences of the Company’s debt holders and preferred stockholders, and the lack of liquidity of the Company’s common stock.

The fair value of each stock option award is estimated using the Black-Scholes-Merton valuation model. Such value is recognized as expense over the requisite service period using the straight-line method, net of forfeitures as they occur.

Excess tax benefits of awards that relate to stock option exercises are reflected as operating cash inflows. Stock-based compensation expense recognized in the Company’s consolidated financial statements for options amounted to $13,440 for the six months ended June 30, 2022 and $10,722 for the six months ended June 30, 2021.

q.	Earnings (Loss) per Share

Series A-1 and A-2 Preferred Stock are participating securities, due to their rights to receive dividends. The Company calculates EPS under the two-class method which all earnings (distributed and undistributed) are allocated to each class of common stock and participating securities. The allocation between common stock and participating securities is based upon the rights to dividends for the two types of securities.

For periods of net income, and when the effects are not anti-dilutive, the Company calculates diluted earnings per share by dividing net income available to common shareholders by the weighted average number of common shares plus the weighted average number of common shares assuming the conversion of the Company’s convertible notes, as well as the impact of all potential dilutive common shares, consisting primarily of common stock options using the treasury stock method. For periods of net loss, shares used in the diluted earnings (loss) per share calculation represent basic shares as using potentially dilutive shares would be anti-dilutive.

r.	Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash balances and trade accounts receivable. The Company maintains cash balances at two financial institutions. The balances, at times, exceed federally insured limits. As of June 30, 2022, balances exceeded federally insured limits by $16,991,077. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk from cash. Concentrations of credit with respect to accounts receivables are generally limited due to the large number of customers, outside the U.S. Government, comprising the Company’s customer base and their dispersion across different industries.

The Company generated 73% and 80% of its revenue in for the six months ended June 30, 2022 and 2021, respectively, from the U.S. Government, who generally pays invoices in less than thirty days and is deemed to be a low credit risk. On June 30, 2022 and December 31, 2021, accounts receivables from the U.S. Government made up 57% and 69% of the Company’s outstanding accounts receivables, respectively.

s.	Income Taxes

The Company provides for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax effect of differences between recorded assets and liabilities and their respective tax basis along with operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the rate change becomes effective. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained in the event of a tax audit. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in income tax expense. $65,341 and $113,952 in penalties and interest have been accrued to expense as of June 30, 2022 and December 31, 2021, respectively, and are discussed further in Note 11.

Deferred tax assets are reduced by a valuation allowance when, in management’s opinion, it is more likely than not that some portion or all the deferred tax assets will not be realized. The Company considers the future reversal of existing taxable temporary differences, taxable income in prior carryback years, projected future taxable income, and tax planning strategies in making this assessment. The Company’s valuation allowance is based on all available positive and negative evidence, including its recent financial operations, evaluation of positive and negative evidence with respect to certain specific deferred tax assets including evaluating sources of future taxable income to support the realization of the deferred tax assets.

The Company’s income tax returns are generally subject to examination by taxing authorities for a period of three years from the date they are filed. Tax authorities may have the ability to review and adjust net operating loss or tax credit carryforwards that were generated prior to these periods if utilized in an open tax year. As of June 30, 2022, the Company’s income tax returns for the years ended December 31, 2016 through 2021 are subject to examination by the Internal Revenue Service and applicable state and local taxing authorities.

t.	Sales and Use Taxes

The Company collects sales tax in various jurisdictions. Upon collection from customers, it records the amount as a payable to the related jurisdiction. On a periodic basis, it files a sales tax return with the jurisdictions and remits the amounts indicated on the return.

u.	Segment Reporting

Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision maker, the chief executive officer, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company views its operations and manages its business as one operating segment. All revenue has been generated in the United States, and all assets are held in the United States.

v.	Deferred Rent and Lease Incentives

Rent expense and lease incentives from the Company’s operating lease are recognized on a straight-line basis over the lease term. The Company’s operating lease includes rent escalation payment terms and a rent-free period. Deferred rent represents the difference between actual operating lease payments and straight-line rent expense over the term of the lease.

w.	Standards Issued and Adopted

In May 2021, the FASB issued ASU 2021-04, Earnings per Share (“Topic 260”), Debt – Modifications and Extinguishments (“Subtopic 470-50”), Compensation – Stock Compensation (“Topic 718”), and Derivatives and Hedging – Contracts in Entity’s Own Equity (“Subtopic 815-40”). ASU 2021-04 clarifies the accounting by issuers for modifications or exchanges of equity-classified warrants and is effective for fiscal years starting after December 15, 2021. The Company adopted the standard prospectively as of January 1, 2022, with no impact on the financial statements.

x.	Standards Issued but Not Yet Effective

In February 2016, the FASB issued ASU 2016-02, Leases (“Topic 842”) aimed at making leasing activities more transparent and comparable. The new standard requires substantially all leases be recognized by lessees on their consolidated balance sheet as a right-of-use asset and a corresponding lease liability, including leases currently classified as operating leases. Initially, ASU 2016-02 was effective for fiscal years beginning after December 15, 2019. In October 2019, the FASB decided to extend the implementation date for private companies to be effective for annual periods beginning after December 15, 2020. However, in May 2020, the FASB decided to provide an additional one-year deferral of the mandatory effective date of the new lease standard for all private companies. As a result, the Company’s effective date for ASU 2016-02 was deferred to accounting periods beginning after December 15, 2021. The Company will adopt this guidance for the annual period ended December 31, 2022. The Company is currently evaluating the impact of ASU 2016-02.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequently issued additional guidance that modified ASU 2016-13. The standard requires an entity to change its accounting approach for measuring and recognizing credit losses on certain financial assets measured at amortized cost, including trade receivables, certain non-trade receivables, customer advances and certain off-balance sheet credit exposures, by replacing the existing “incurred loss” framework with an expected credit loss recognition model. The new standard results in earlier recognition of credit losses based on past events, current conditions, and reasonable and supportable forecasts. FASB pushed back the effective date of CECL from January 2021 to January 2023 for smaller reporting companies as defined by Securities Exchange from January 2022 to January 2023 for nonpublic companies. The standard is effective for entities with fiscal years beginning after December 15, 2022, including interim periods within such fiscal years. The Company is currently evaluating the impact of ASU 2016-13 on its consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (“Topic 740”), the amendments which remove certain exceptions for recognizing deferred taxes for investments, performing intra-period allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. The amendments are effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. The Company is currently evaluating the impact of ASU 2019-12 on its consolidated financial statements and related disclosures.

In March 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“Topics: 470-20, 815-40”). The standards reduce the number of accounting models for convertible instruments and allows more contracts to qualify for equity classification. The standard also amends diluted EPS calculations for convertible instruments and amends the requirements for a contract (or embedded derivative) that is potentially settled in an entity’s own shares to be classified in equity. The standard is effective for entities with fiscal years beginning after December 15, 2023, and early adoption is permitted. The Company is currently evaluating the impact of ASU 2020-06 on its consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (“Subtopic 470-20”) and Derivatives and Hedging – Contracts in Entity’s Own Equity (“Subtopic 815-40”). ASU 2020-06 simplifies the accounting for convertible instruments by eliminating large sections of the existing guidance in this area. It also eliminates several triggers for derivative accounting, including a requirement to settle certain contracts by delivering registered shares. The amendments are effective for fiscal years beginning after December 15, 2023, and early adoption is permitted. The Company is currently evaluating the impact of ASU 2020-06 on its consolidated financial statements and related disclosures.

3.	Property and Equipment

Property and equipment, net consisted of the following amounts on June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021
Furniture and office equipment	$350,577	$602,412
Computer equipment and software	499,641	521,173
Leasehold improvements	69,116	73,174

Total property and equipment	919,334	1,196,759
Less accumulated depreciation and amortization	(791,092)	(1,069,862)

Total property and equipment, net	$128,242	$126,897

Depreciation and amortization expense recorded related to property and equipment was $39,270 for the six months ended June 30, 2022 and $63,053 for the six months ended June 30, 2021.

4.	Long-term Debt

The below table presents details of the Company’s debt on June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021
Current maturity term loan	$3,333,333	$1,666,667

Total	$3,333,333	$1,666,667

Long-term debt
Term loan, net of debt issuance costs	$6,654,730	$8,319,407

Total long-term debt	$9,988,063	$9,986,074

The future contractual maturities for the long-term debt subsequent to June 30, 2022 are summarized as follows:

Future Payments
2022 (Remaining quarters)	$1,666,667
2023	3,333,333
2024	3,333,333
2025	1,666,667

Total	$10,000,000

Less net debt issuance costs	(11,937)

Total long-term debt	$9,988,063

Term Loan

On December 29, 2020, the Company executed the amended and restated loan and security agreement. This resulted in the extinguishment of the original “Term Loan” and established a new Term Loan of $10,000,000. The new Term Loan matures June 1, 2025 and bears interest at the prime referenced rate plus 1.5%, which was 6.25% as of June 30, 2022. Monthly principal payments begin on July 1, 2022. The Company will make interest-only payments monthly beginning on February 1, 2021. The loan is subject to certain standardized financial covenants, and the carrying value of the Term Loan approximates its fair value. The Company was in compliance with its debt covenants as of June 30, 2022.

5.	Convertible Debt Loan

In December 2018, the Company entered into a convertible debt loan with several of its existing investors for $1,409,498. The convertible debt loan matures on December 20, 2022 and bears 12% interest, paid at maturity. The related party lenders have the option to convert the note in conjunction with a qualified financing at 80% of the share price paid by other investors. The related party lenders receive 150% of the outstanding value of notes and accrued interest in conjunction with a sale of the Company. The Company, with consent from the related party lenders, may prepay the convertible debt loan without penalty. The convertible debt loan is a general, unsecured obligation of the Company.

The Company has elected to fair value the convertible debt loan. At the end of each period, the Company calculates the fair value of the convertible debt and any changes are recorded within other expense in the consolidated financial statements. There has been no change in fair value from a change in credit quality. For the six months ended June 30, 2022 and 2021, the Company recorded changes in fair value of $478,850 and $89,379, respectively. See Note 17 for additional information over fair value measuring.

6.	Warrants

The following table summarizes activity for the Company’s preferred and common stock warrants for the six months ended June 30, 2022 and 2021:

	Six Months Ended June 30,
	2022	2021
Preferred Stock Warrants
Beginning balance	125,000	125,000
Warrants exercised	(124,994)	—
Warrants used for net exercise	(6)	—

Ending balance	—	125,000

Common Stock Warrants
Beginning balance	1,280,506	1,280,506
Warrants exercised	(980,460)	—
Warrants used for net exercise	(46)	—

Ending balance	300,000	1,280,506

Preferred Stock Warrants

In connection with a Related Party Term Loan modification, dated December 18, 2018, the Company has issued 125,000 preferred stock warrants with an exercise price of $0.0001.

The Company calculates the fair value of the vested Series A-2 preferred stock warrant at the end of each reporting period. For the six months ended June 30, 2022 and 2021 the Company recorded a change in fair value of the preferred stock warrant of $0 and $0, respectively. The change in fair value is presented in change in fair value of warrant liabilities in the consolidated statements of income.

On February 14, 2022, the Related Party exercised their preferred stock warrants, reducing the warrant liability included within accrued expenses on the consolidated balance sheets. The non-cash exercise resulted in an increase of 124,994 A-2 preferred stock shares, which are presented as redeemable convertible preferred stock on the consolidated balance sheets.

Common Stock Warrants

In February 2015, the Company issued 300,000 common stock warrants at a strike price of $0.60 to a client/vendor. The common stock warrants are exercisable upon a Liquidation Event as defined in the agreement as the first occurrence of any sale of the Company’s assets, a merger, or a firm underwritten public offering of common stock. The warrant expires on February 10, 2025. The Company calculates the fair value of the vested common stock warrant at the end of each reporting period. For the six months ended June 30, 2022 and 2021, the Company recorded a change in fair value of the common stock warrant of $133,302 and $0, respectively. The change in fair value is presented in change in fair value of warrant liabilities in the consolidated statements of income, and the common stock warrant is included in accrued expenses on the consolidated balance sheets. The 300,000 common stock warrants were exercised on July 26, 2022.

In connection with a Related Party Term Loan, dated August 2, 2016, the Company has issued 980,506 common stock warrants with an exercise price of $0.0001. The value of these common stock warrants was initially recorded as a reduction of the face value of debt on issuance with an offset to additional paid in capital. The warrant’s value is recorded to interest expense using the effective interest method over the life of the debt. These common stock warrants were fully expensed as of December 31, 2020.

On February 14, 2022, the Related Party exercised their common stock warrants, reducing the warrant liability included within accrued expenses on the consolidated balance sheets. The non-cash exercise resulted in an increase of 980,460 common stock shares.

7.	Revenue from Contracts with Customers

ASC 606

Performance Obligations

The Company’s primary performance obligations under breach services contracts are notification services and combined call center and monitoring services. These were determined by reviewing all of the services provided within the Company’s contracts and establishing whether each service is capable of being distinct and capable of being distinct within the context of the contract. With each performance obligation, the customer can benefit from the service either on its own or together with other resources readily available and it is separately identifiable from other promises in the contract.

The following table summarizes breach revenue from contracts with customers for the years ended June 30, 2022 and 2021:

	Six Months Ended June 30,
	2022	2021
Notification services	$7,444,031	$4,346,061
Call center and monitoring services	47,012,101	47,329,142

Total breach services	$54,456,132	$51,675,203

-

Notification Services – The Company’s notification and mailing services include project management, postage, and setup costs to develop notification templates that will be printed and mailed to the customer’s impacted population. These notifications are typically printed by the Company’s third-party printers and mailed via USPS. Occasionally, these notifications are emailed. The Company recognizes revenue for notification services upfront upon the date that the notifications are mailed, which typically coincides with the call center start date. The Company is deemed to be the principal in these transactions as it is primarily responsible for fulfilling the obligation, has full discretion in price setting, and controls the notification services before the resulting notifications are transferred to the customer or consumer.

-

Call Center and Monitoring Services – Call center services consist of fees charged to setup an incident-specific call center and website for the customer’s impacted, notified population. The call center component of the Company’s services serves as a facilitation of its monitoring services and revenue is recognized ratably over the term of the arrangement, which typically lasts for 15 months total (3 months for the call center/enrollment period plus 12 months of monitoring services). Monitoring services consist of fees charged to continually monitor individuals’ credit and identity. Additional services are bundled with monitoring services such as non-credit reporting, alerts, and insurance. For fixed contracts, these services are typically invoiced upfront, and for variable contracts, the Call Center services are invoiced upfront along with the Notification Services, with Monitoring services being invoiced monthly, as incurred over the enrollment period. The Company notes that the timing and contents of billing can vary based on individual contract, and this usually only occurs with much larger breach deals.

Consumer Membership Services

For the six months ended June 30, 2022 and 2021, revenue from consumer membership services was 4.0% and 3.0% of total revenue, respectively. For the six months ended June 30, 2022 and 2021, no single consumer membership services customer exceeded 10% of total revenue.

Timing of Revenue Recognition

As a result of the adoption of the new revenue recognition guidance, the timing of recognition of certain performance obligations has changed. For example, most breach services contracts contain distinct performance obligations and now have a portion of revenue recognized up front, whereas these arrangements were previously recognized over time. In addition, allocating the transaction price on a relative SSP basis under the new guidance has generally resulted in an acceleration of revenue of point-in-time performance obligations.

Contract Costs

During the six months ended June 30, 2022 and 2021, the Company recognized $6,685,320 , and $4,457,265, respectively, of amortization expense of capitalized contract costs. Contract costs include fulfillment costs and costs to obtain contracts. There were no impairment losses recognized for the six months ended June 30, 2022 and 2021.

Remaining Performance Obligations

Remaining performance obligations represent contracted revenue that has not been recognized, which include contract liabilities and amounts that will be billed and recognized as revenue in future periods. As of June 30, 2022, the Company had $93,142,293 of remaining performance obligations. The approximate percentages expected to be recognized as revenue in the future are as follows:

	Total Remaining Performance Obligations	0 - 12 Months	13 - 24 Months	Over 24 Months
Breach services	$92,507,509	98%	1%	1%
Consumer membership services	634,785	100%	—	—

Total	$93,142,294	98%	1%	1%

8.	Leases

The Company has two leases related to office equipment and one lease related to office space. The two office equipment leases and the office space lease are operating leases. The Company’s operating leases have varying maturity dates through the year ending 2025.

Rental payments under operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent. The Company’s rental expenses for the six months ended June 30, 2022 and 2021 were $201,008 and $189,826, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of June 30, 2022 are:

Operating Leases
Years Ending December 31:
2022 (remaining quarters)	$265,900
2023	149,363
2024	47,856
Total minimum lease payments	$463,119

9.	Redeemable Convertible Preferred Stock

(a) Series A-1 Redeemable Convertible Preferred Stock

On July 29, 2016, the Company’s board of directors approved the issuance of up to 6,000,000 shares of Series A-1 preferred stock, par value $0.0001. The original issuance price of the Series A-1 preferred stock was $0.85. Series A-1 preferred stock is recorded at the maximum redemption value per the agreement in redeemable convertible preferred stock on the consolidated balance sheets.

Dividends

If a dividend is declared on common stock, the stockholders of Series A-1 preferred stock are entitled to receive an amount equal to the dividend they would receive if the shares were converted to common stock. If a dividend is declared on a class of shares that is not convertible to common stock, the convertible preferred stockholders receive an amount determined by (A) dividing the amount of the dividend payable on each class of stock by the original price of such class and (B) multiplying the faction by the original issue price of the convertible preferred stock. The convertible preferred stockholders must receive their pro-rata dividends before or concurrent with any dividend payable to common stockholders. No dividends have been approved or declared by the board of directors related to the Company’s Series A-1 preferred stock.

Liquidation

In a liquidation event, excluding a public offering, stockholders of the Series A-1 preferred stock shall receive any declared and unpaid dividends, plus the higher of a liquidation preference of $0.85 per share, or the value the stockholders would receive if shares were converted to common stock and Series B preferred stock.

Redemption

The Series A-1 preferred stock is redeemable at the option of the stockholders seven years after original issuance, which is outside of the Company’s control, and therefore, is classified as temporary equity in the consolidated balance sheets. The redemption price is the higher of the fair market value of the shares upon conversion to common stock or the original issuance price plus any declared and unpaid dividends. The fair market value of the shares shall not exceed any amount which is greater than two times (2x) the original issue price.

Conversion

Stockholders may convert their preferred shares into an equal quantity of common stock and Series B preferred stock at their election. In the event of a Qualified IPO, which is defined in the Company’s amended and restated certificate of incorporation as upon the closing of the sale of shares of common stock to the public at a price of $2.6325 per share, resulting in at least $50,000,000 in gross proceeds, the Series A-1 preferred stock automatically convert to common stock and Series B preferred stock.

Voting

Stockholders of Series A-1 preferred stock are entitled to cast the number of votes equal to the number of whole shares of common stock their preferred shares would convert into as of the record date.

(b) Series A-2 Redeemable Convertible Preferred Stock

On July 29, 2016, the Company’s board of directors approved the issuance of up to 27,000,000 of Series A-2 preferred stock, par value $0.0001. The original issuance price of the Series A-2 preferred stock was $1.053. Series A-2 preferred stock is recorded at the maximum redemption value per the agreement in redeemable convertible preferred stock on the consolidated balance sheets.

Dividends

If a dividend is declared on common stock, the stockholders of Series A-2 preferred stock are entitled to receive an amount equal to the dividend they would receive if the shares were converted to common stock. If a dividend is declared on a class of shares that is not convertible to common stock, the convertible preferred stockholders receive an amount determined by (A) dividing the amount of the dividend payable on each class of share by the original price of such class and (B) multiplying the faction by the original issue price of the convertible preferred stock. The convertible preferred stockholders must receive their pro-rata dividends before or concurrent with any dividend payable to the common stockholders. No dividends have been approved or declared by board of directors related to the Company’s convertible Preferred A-2 stock.

Liquidation

In a liquidation event, excluding a public offering, the stockholders of the Series A-2 preferred stock shall receive any declared and unpaid dividends, plus the higher of a liquidation preference of $1.053 per share, or the value the stockholders would receive if shares were converted to common stock and Series B preferred stock.

Redemption

The Series A-2 preferred stock is redeemable at the option of the stockholders seven years after original issuance, which is outside of the Company’s control, and therefore, is classified as temporary equity in the consolidated balance sheets. The redemption price is the higher of the fair market value of the shares upon conversion to common stock or the original issuance price plus any declared and unpaid dividends. The fair market value of the shares shall not exceed any amount which is greater than two times (2x) the original issue price.

Conversion

Stockholders may convert their preferred shares into an equal quantity of common stock and Series B preferred stock at their election. In the event of a Qualified IPO, which is defined in the Company’s amended and restated certificate of incorporation as upon the closing of the sale of shares of common stock to the public at a price of $2.6325 per share, resulting in at least $50,000,000 in gross proceeds, the Series A-2 preferred stock automatically convert to common and Series B preferred stock.

Voting

Holders of Series A-2 preferred stock are entitled to cast the number of votes equal to the number of whole shares of common stock their preferred shares would convert into as of the record date.

10.	Stockholders’ Deficit

(a) Series B Preferred Stock

On July 29, 2016, the Company’s board of directors approved the issuance of up to 33,000,000 shares of Series B preferred stock with a par value of $0.0001. Stockholders of Series B preferred stock are not entitled to vote and do not have preferential dividend rights.

In the event of a liquidation event, excluding a public offering, Stockholders of Series B preferred stock receive, following all preferential distributions made to Series A-1 preferred stock and Series A-2 preferred stock, any declared and unpaid dividends, and a liquidation preference of $0.361 per share. As of June 30, 2022 and 2021, no Series B preferred stock was outstanding.

(b) Common Stock

As of June 30, 2022 and 2021, the Company had authorized 53,000,000 shares of common stock with a par value of $0.0001. Stockholders of common stock are entitled to one vote per share, to receive dividends, if and when declared by the board of directors, and upon liquidation or dissolution, receive a portion of the assets available for distributions to stockholders, subject to preferential amounts owed to stockholders of the Company’s preferred stock.

Common stockholders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares. Common stock is subordinate to preferred stock with respect to dividend rights and rights upon liquidation, winding up, and dissolution of the Company.

No dividends have been approved or declared by board of directors related to the Company’s common stock.

11.	Income Taxes

The income before income taxes is solely from domestic sources.

The provision for income taxes for the six months ended June 30, 2022 and 2021 are as follows:

	Six Months Ended June 30,
	2022	2021
Income tax expense from continuing operations	$22,197	$863,914
(Loss) income from continuing operations before income taxes	$(7,314)	$3,035,559

Effective income tax rate	(303.5)%	28.5%

The effective tax rate for the six months ended June 30, 2022 differs from the statutory rate due to non-deductible expenses and the impact of state taxes.

The effective tax rate for the six months ended June 30, 2021 differs from the statutory rate due to non-deductible expenses, the impact of state taxes, and the benefit of research credits.

The ending balance for the unrecognized tax benefits for uncertain tax positions was approximately $665,150 at June 30, 2022 and $680,958 as of December 31, 2021. Penalties and interest of $20,759 and $113,952 have been accrued to expense as of June 30, 2022 and December 31, 2021, respectively. The uncertain tax positions that are reasonably possible to decrease in the next twelve months are insignificant.

As of June 30, 2022, the Company is not currently under examination by tax authorities.

12.	Accrued Expenses

The Company accrues expenses related to payroll, taxes, rent, and other expenses within accrued expenses. The table below provides detail of the accrued expenses as of:

	June 30, 2022	December 31, 2021
Accrued payroll, bonus, and employee benefits	$1,501,439	$2,098,907
Accrued warrant liability	1,851,168	1,989,478
Accrued sales taxes payable	1,654,961	1,368,157
Other accrued expenses	634,192	1,009,846
Deferred rent	26,604	44,962
Accrued taxes payable	12,005	95,157

Accrued expenses	$5,680,369	$6,606,507

13.	Retirement Plan

The Company maintains a defined contribution 401(k) plan, whereby employees meeting certain requirements are eligible to participate. Eligible participants may contribute a portion of their compensation to the plan. The Company may make matching contributions in a percentage set by the Company each plan year. Discretionary contributions may be made at the option of the Company. The Company contributed $204,087 for the six months ended June 30, 2022 and $171,250 for the six months ended June 30, 2021.

14.	Stock Incentive Plan

In August 2016, the Company adopted the 2016 Equity Incentive Plan (the “2016 Plan”) in which incentive equity awards were authorized to be issued to key employees, officers, directors, and consultants of the Company. Under the terms of the 2016 Plan a maximum of 6,287,732 shares of common stock are available for issuance. The Company may grant shares of common stock in the form of incentive stock options, nonqualified stock options, restricted stock grants, non-restricted stock grants or restricted stock units. Options granted under the 2016 Plan have a term of ten years and vest over a period of up to 48 months, subject to modification by the

Board of Directors. The exercise price of the options may not be granted at a price less than 100% of the fair value of the common stock on the date of grant. In August 2017, the Company terminated the 2016 Plan and all shares available for issuance were rolled into the 2017 Plan. As of June 30, 2022, there were 265,000 awards outstanding and no shares available for issuance under the 2016 Plan.

In August 2017, the Company adopted the 2017 Equity Incentive Plan (the “2017 Plan”) in which incentive equity awards were authorized to be issued to key employees, officers, directors, and consultants of the Company. Under the terms of the 2017 Plan a maximum of 8,785,330 shares of common stock are available for issuance and future cancellations and forfeitures from the 2016 Plan role into the available pool automatically. The Company may grant shares of common stock in the form of incentive stock options, nonqualified stock options, restricted stock grants, non-restricted stock grants or restricted stock units. Options granted under the 2017 Plan have a term of ten years and vest over a period of up to 60 months, subject to modification by the Board of Directors. The exercise price of the options may not be granted at a price less than 100% of the fair value of the common stock on the date of grant. As of June 30, 2022, there were 2,315,682 awards outstanding and 296,977 shares available for issuance under the 2017 Plan.

Stock based compensation expense of $13,440 and $10,722 for stock options was recorded in general and administrative expenses in the accompanying consolidated statement of income for the six months ending June 30, 2022 and 2021, respectively. At June 30 2022, there was $90,216 of total compensation expense related to stock-based awards granted under the plans that will be recognized from the remaining quarters in 2022 through 2026. The compensation expense of $90,216 is expected to be recognized over a weighted average period of 3.26 years.

The grant-date fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option pricing model. The weighted average grant date fair value of options granted during the six months ended June 30, 2022 and 2021 was $1.97 and $0.07, respectively. The Company uses a simplified method to estimate the expected term of the options. The Company utilizes a divided yield rate of 0% as it does not expect to issue dividends. Since the Company’s shares are not publicly traded, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve at the date of grant. The weighted average assumptions for the six months ended June 30, 2022 and 2021 grants are as follows:

	Six Months Ended June 30,
	2022	2021
Valuation assumptions:
Expected dividend yield	0%	0%
Expected volatility	35%	36%
Expected term (years)	7.0	7.0
Risk free interest rate	2.20%	0.50%

Stock option activity during for the six months ended June 30, 2022 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Intrinsic Value
Balance at December 31, 2021	2,843,372	$0.14	7.3	5,767,781
Granted	72,500	1.97
Exercised	(272,766)	0.04

Forfeited	(62,424)	0.39

Balance at June 30, 2022	2,580,682	$0.20	6.5	12,008,402

Exercisable as of June 30, 2022	1,511,596	$0.17	5.3	7,082,610

The weighted average grant date fair value of options exercised during the six months ended June 30, 2022 and 2021 was $0.04 and $0.03, respectively. The intrinsic value of options exercised during the six months ended June 30, 2022 and 2021 was $1,313,088 and $293,250, respectively. The fair value of shares vested during the six months ended June 30, 2022 and 2021 was $1,033,869 and $121,710, respectively.

15.	Earnings per Share

Earnings Per Share (“EPS”) is calculated under the two-class method under which all earnings (distributed and undistributed) are allocated to each class of common stock and participating securities based on their respective rights to receive dividends. Series A-1 and A-2 Preferred Stock are entitled to receive nonforfeitable dividends equivalent to the dividends paid to the holders of Common Stock; the preferred shares meet the definition of participating securities. The following tables present the calculations of basic and diluted EPS for the six months ended June 30, 2022 and 2021.

	Six Months Ended June 30,
	2022	2021
	(Unaudited)
Basic Earnings per Share
Net (loss) income applicable to common equity	$(29,511)	$2,171,645
Less: undistributed earnings allocated to participating securities	21,155	(1,609,885)

Net (loss) income applicable to common stockholders	(8,356)	561,760

Total weighted-average common shares outstanding	12,706,627	10,212,469
Total weighted average warrant common shares added to basic EPS	—	980,506

Total weighted-average basic shares outstanding	12,706,627	11,192,975
Net (loss) income per share	$0.00	$0.05

Diluted Earnings per Share
Net (loss) income applicable to common equity		$561,760

Add: undistributed earnings allocated to participating securities		1,609,885

Diluted net (loss) income applicable to common stockholders		2,171,645

Total weighted-average basic shares outstanding		11,192,975
Add: employee stock options		1,371,095
Add: conversion of preferred shares		32,076,680

Total weighted-average diluted shares outstanding		44,640,750
Net income per share		$0.05

16.	Related Party Transactions

As discussed further in Note 5, the Company has a convertible debt loan due to several stockholders. The Company did not pay any loan fees or interest on the convertible debt loan to its stockholders for the six months ended June 30, 2022 and 2021.

Additionally, the Company recognized $446,040 and $869,228 in revenue from contracts with affiliates of minority stockholders and recognized $126,450 and $201,517 in expense from contracts with affiliates of majority stockholders during the six months ended June 30, 2022 and 2021, respectively. For the six months ended June 30, 2022, expense of $125,000 was recorded in cost of services and $1,540 was recorded in sales and marketing in the consolidated statements of income. For the six months ended June 30, 2021, expense of $200,000 was recorded in cost of services and $1,517 was recorded in sales and marketing in the consolidated statements of income.

17.	Fair Value Measurements

The Company used the following methods and significant assumptions to estimate fair value for certain liabilities measured and carried at fair value on a recurring basis:

Convertible debt – The fair value is calculated taking into consideration the original term to maturity, weighing the possible outcomes and the current yield for similar debt. The present value of future cash flows is then calculated utilizing market-based discount rate assumptions.

	As of June 30,2022
	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$17,012,053	$—	$—

Total fair value of assets measured on a recurring basis	$17,012,053	$—	$—

Liabilities
Warrant liability	$—	$—	$1,815,167
Convertible debt	$—	$—	$2,923,774

Total fair value of liabilities
measured on a recurring basis	$—	$—	$4,774,941

	As of December 31, 2021
	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$17,985,874	$—	$—

Total fair value of assets measured on a recurring basis	$17,985,874	$—	$—

Liabilities
Warrant liability	$—	$—	$1,989,478
Convertible debt	$—	$—	$2,444,924

Total fair value of liabilities
measured on a recurring basis	$—	$—	$4,434,402

The following table presents additional information about financial assets measured at fair value recurring basis for which the Company used significant unobservable inputs (Level 3):

	Convertible Debt

	Six Months Ended June 30,
	2022	2021
Balance, beginning of period	$2,444,924	$1,732,686
Loss from change in fair value	478,850	44,458

Balance, end of period	$2,923,774	$1,822,066

The convertible debt was valued using the fair value option and is a level 3 measured instrument. See Note 5 Convertible Debt Loan for further information. The Company elected to use the fair value option. The fair value was determined based upon a scenario-based approach that considers the provisions of the convertible debt. The following table outlines the significant unobservable inputs as of June 30, 2022 and December 31, 2021:

	Assumptions
Unobservable input	June 30, 2022	December 31, 2021
Probabilities of conversion provisions	95%	75%
Estimated timing of conversion	0.47 years	0.97 years
Time period to maturity	0.47 years	0.97 years
Risk-adjusted discount rate	23.26%	23.26%

The following table presents additional information about financial assets measured at fair value on a recurring basis for which the Company used significant unobservable inputs (Level 3):

Warrant Liability
	June 30,
	2022	2021
Balance, beginning of period	$1,989,478	$—
Warrant reclassification	(271,613)	—
Loss from change in fair value	133,302	—

Balance, end of period	$1,851,167	$—

Common Stock Warrant Unobservable input	Assumptions June 30, 2022
Volatility rate	47%
Term	3.5 years
Discount rate	2.99%

18.	Commitments and Contingencies

From time to time, the Company may become involved in routine litigation arising in the ordinary course of business. While the results of such litigation cannot be predicted with certainty, management believes that the final outcome of such matters is not likely to have a material effect on the Company’s financial position or results of operations or cash flows.

The Company has entered a non-cancellable purchase commitment of $64,854,622 related to six months of outsourced credit monitoring services provided to the Company’s largest customer as of June 30, 2022. This commitment amount and length is determined by the customer’s exercise of annual option periods.

19.	Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, August 9, 2022, and concluded that there are no material subsequent events which would require adjustment to or disclosure in the accompanying financial statements other than the matters discussed below.

The transaction, as described in Note 1 and Note 2b., closed on August 3, 2022, which resulted in the acquisition of the Company by ZeroFox.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of ID Experts Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of ID Experts Holdings, Inc. and subsidiary (the “Company”) as of December 31, 2021, the related consolidated statements of income, redeemable convertible preferred stock and stockholders’ deficit, and cash flows, for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

McLean, Virginia

April 8, 2022

We have served as the Company’s auditor since 2022.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

ID Experts Holdings, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of ID Experts Holdings, Inc. and subsidiary (the Company) as of December 31, 2020, the related consolidated statements of income, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Explanatory Paragraph

As discussed in Note 2 to the consolidated financial statements, as of January 1, 2020, the Company has changed its method of accounting for revenue due to the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers. Our opinion is not modified with respect to this matter.

/s/ KPMG LLP

We served as the Company’s auditor from 2016 to 2022.

Portland, Oregon

September 30, 2021

ID EXPERTS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2020

	2021	2020
	(dollars, except for share data)
ASSETS
Current assets:
Cash and cash equivalents	$17,985,874	$14,742,621
Accounts receivable, net of allowance of $179,000 and $13,000 at December 31, 2021 and 2020, respectively	9,996,832	8,822,904
Other receivables and prepaid expenses	953,331	882,736
Capitalized contract costs, current	825,530	819,427

Total current assets	29,761,567	25,267,688
Property and equipment, net	126,897	125,584
Capitalized contract costs, non-current	263,017	200,363
Deferred tax asset	1,229,237	1,428,112
Other long-term assets, net	36,712	36,712

Total assets	$31,417,430	$27,058,459

The accompanying notes are an integral part of these consolidated financial statements.

ID EXPERTS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2021 AND 2020

	2021	2020
	(dollars, except for share data)
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$7,286,039	$6,365,715
Accrued expenses	6,606,507	4,052,692
Deferred revenue, current	7,560,192	7,504,651
Current installments of obligations under capital leases	—	68,011
Current portion of convertible debt, carried at fair value	2,444,924	—
Current portion of long-term debt	1,666,667	—

Total current liabilities	25,564,329	17,991,069
Deferred revenue, net of current portion	2,115,846	1,744,068
Accrued expenses, long-term	749,633	464,402
Convertible debt, carried at fair value	—	1,732,686
Long-term debt, net of current portion	8,319,407	9,983,821

Total liabilities	36,749,215	31,916,046

Commitments and contingencies (see Note 17)
Redeemable convertible preferred stock:
A-1 redeemable convertible preferred stock, $0.0001 par value; 6,000,000 66,000,000 shares 6,000,000 shares authorized, 5,882,350 shares issued and outstanding at December 31, 2021 and 2020, respectively; liquidation preference of $9,999,996 at December 31, 2021 and $4,999,998 at December 31, 2020	9,999,996	4,999,998
A-2 redeemable convertible preferred stock, $0.0001 par value; 27,000,000 shares authorized, 26,069,330 shares issued and outstanding at December 31, 2021 and 2020, respectively; liquidation preference of $54,902,008 at December 31, 2021 and $27,451,004 at December 31, 2020	54,902,008	27,451,004

Total redeemable convertible preferred stock	64,902,004	32,451,002

Stockholders’ deficit:
Common stock, $0.0001 par value; 53,000,000 shares authorized, 11,671,845 and 9,674,164 shares issued and outstanding at December 31, 2021 and 2020, respectively	1,167	967
Additional paid in capital	—	585,503
Accumulated deficit	(70,234,956)	(37,895,059)

Total stockholders’ deficit	(70,233,789)	(37,308,589)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$31,417,430	$27,058,459

The accompanying notes are an integral part of these consolidated financial statements.

ID EXPERTS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019

	2021	2020	2019
	(dollars, except for share data)
Revenue(1)	$106,072,400	$103,536,322	$103,104,381
Cost of services(1)	82,745,572	77,900,185	83,388,438

Gross profit	23,326,828	25,636,137	19,715,943

Operating Expenses:
Sales and marketing(1)	7,181,577	6,988,426	6,896,820
General and administrative(1)	6,872,551	4,341,507	4,451,895
Research and development	4,940,558	4,112,543	3,839,350

Total operating expenses	18,994,686	15,442,476	15,188,065

Income from operations	4,332,142	10,193,661	4,527,878
Interest and other expense:
Interest expense	483,326	985,542	1,263,008
Change in fair value of warrant liabilities	1,943,228	—	—
Other expense(1)	716,083	471,174	536,299

Total interest and other expense	3,142,637	1,456,716	1,799,307
Income before provision for income taxes	1,189,505	8,736,945	2,728,571
Income tax expense (benefit)	1,716,095	2,082,863	(424,862)

Net (loss) income	$(526,590)	$6,654,082	$3,153,433

Net (loss) income attributable to common stockholders, see Note 14
Basic:	$(32,977,592)	$1,651,227	$652,154

Diluted:	$(32,977,592)	$6,654,082	$3,153,433

Net (loss) income per share attributable to common stockholders, see Note 14
Basic:	$(2.80)	$0.16	$0.08

Diluted:	$(2.80)	$0.15	$0.07

Weighted average shares used in computing net (loss) income per share attributable to common stockholders, see Note 14
Basic:	11,777,989	10,587,132	8,363,288

Diluted:	11,777,989	44,077,521	42,844,976

(1)	See Note 15 for amounts attributable to related parties included in these line items.

The accompanying notes are an integral part of these consolidated financial statements.

ID EXPERTS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK

AND STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019

(dollars, except for share data)

	Series A-1 Redeemable Convertible Preferred Stock		Series A-2 Redeemable Convertible Preferred Stock		Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2018	5,882,350	$4,999,998	26,069,330	$27,451,004	5,565,377	$557	$326,890	$(48,613,413)	$(48,285,966)
Common stock issued	—	—	—	—	3,844,003	384	148,781	—	149,165
Stock-based compensation expense	—	—	—	—	—	—	63,510	—	63,510
Net income	—	—	—	—	—	—	—	3,153,433	3,153,433

Balance at December 31, 2019	5,882,350	4,999,998	26,069,330	27,451,004	9,409,380	941	539,181	(45,459,980)	(44,919,858)
Adoption of ASC 606	—	—	—	—	—	—	—	910,839	910,839

Adjusted balance at January 1, 2020	5,882,350	4,999,998	26,069,330	27,451,004	9,409,380	941	539,181	(44,549,141)	(44,009,019)
Common stock issued	—	—	—	—	264,784	26	8,678	—	8,704
Stock-based compensation expense	—	—	—	—	—	—	37,644	—	37,644
Net Income	—	—	—	—	—	—	—	6,654,082	6,654,082

Balance at December 31, 2020	5,882,350	$4,999,998	26,069,330	$27,451,004	9,674,164	$967	$585,503	$(37,895,059)	$(37,308,589)
Common stock issued	—	—	—	—	1,997,681	200	69,949	—	70,149
Stock-based compensation expense	—	—	—	—	—	—	28,493	—	28,493
Change in preferred share fair value	—	4,999,998	—	27,451,004	—	—	(683,945)	(31,767,057)	(32,451,002)
Warrant reclassification	—	—	—	—	—	—	—	(46,250)	(46,250)
Net loss	—	—	—	—	—	—	—	(526,590)	(526,590)

Balance at December 31, 2021	5,882,350	$9,999,996	26,069,330	$54,902,008	11,671,845	$1,167	$—	$(70,234,956)	$(70,233,789)

The accompanying notes are an integral part of these consolidated financial statements.

ID EXPERTS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019

	2021	2020	2019
Cash flows from operating activities:
Net (loss) income	$(526,590)	$6,654,082	$3,153,433
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	120,736	136,470	198,901
Amortization of debt issuance cost	3,979	289,999	362,436
Stock-based compensation expense	28,493	37,644	63,510
Deferred tax expense	198,875	(898,619)	(790,858)
Change in fair value of debt	712,238	180,612	186,419
Change in fair value of warrant liabilities	1,943,228	—	—
Other	174,802	1,227	(6,543)
Changes in:
Accounts receivable	(1,345,877)	766,199	2,042,564
Other receivables and prepaid expenses	(70,595)	(224,977)	(187,323)
Other long-term assets	—	(36,712)	161,322
Capitalized contract costs	(68,757)	795,809	(4,663,002)
Accounts payable	920,324	(20,313)	4,603,630
Accrued expenses and other liabilities	849,568	387,434	(8,866,166)
Deferred revenue	427,319	(454,189)	9,543,460

Net cash provided by operating activities	3,367,743	7,614,666	5,801,783

Cash flows from investing activities:
Purchases of property and equipment	(124,902)	(14,849)	(47,928)

Net cash used in investing activities	(124,902)	(14,849)	(47,928)
Cash flows from financing activities:
Principal issued from refinance	—	10,000,000	—
Principal extinguished as part of the refinance	—	(9,408,333)	—
Proceeds from option exercise	70,149	8,704	149,165
Payments of debt issuance costs	(1,726)	(16,180)	—
Principal payments on long-term debt	—	(1,091,666)	(2,033,333)
Principal payments on capital lease obligations	(68,011)	(59,292)	(51,689)

Net cash provided by (used in) financing activities	412	(566,767)	(1,935,857)

Net increase in cash and restricted cash	3,234,253	7,033,050	3,817,998
Cash, cash equivalents, and restricted cash, beginning of period	14,742,621	7,709,571	3,891,573

Cash, cash equivalents, and restricted cash end of period	$17,985,874	$14,742,621	$7,709,571

Supplemental cash flow information:
Cash paid during the period for:
Interest	$488,604	$988,103	$1,263,008
Income taxes	$2,350,134	$1,712,665	$132,134
Transaction costs included in accounts payable and accrued expenses	$689,544	$—	$—
Non-cash financing and investing activities:
Warrant reclassification	$46,250	$—	$—
Non-cash investing activities from fair value adjustment of preferred shares:
Increase in fair value of preferred shares	$32,451,002	$—	$—
Decrease in accumulated deficit	$(31,767,057)	$—	$—
Decrease in additional paid in capital	$(683,945)	$—	$—
Non-cash operating activities from adoption of ASC 606:
Decrease in capitalized contract costs	$—	$4,901,538	$—
Decrease in deferred revenue	$—	$(6,073,742)	$—
Decrease in accumulated deficit	$—	$910,839	$—
Decrease in deferred tax asset	$—	$261,365	$—

The accompanying notes are an integral part of these consolidated financial statements.

ID EXPERTS HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020, AND 2019

1.    Organization and Description of Business

ID Experts Holdings, Inc. and subsidiary (the “Company”) believes it has a leading position in the United States by revenues as a provider of data breach response services, and associated identity and privacy protection services, to both government and commercial entities. The Company’s data breach solutions include prevention, detection, forensic services, notification, and recovery assistance. The Company’s membership subscriptions include credit and non-credit monitoring, prevention tools, and unlimited recovery assistance. ID Experts Holdings, Inc. was incorporated in the State of Delaware in 2016 at which time Identity Theft Guard Solutions, Inc., the primary operating entity, became the wholly owned subsidiary of ID Experts Holdings, Inc. in 2016 during its recapitalization. The Company serves clients throughout the United States of America and its headquarters are in Portland, Oregon.

On December 15, 2021, the Company’s board of directors approved a business combination agreement, which was entered into as of December 17, 2021 and announced publicly on December 20, 2021. The business combination agreement details a transaction where the Company is to be merged with ZeroFox, Inc. (“ZeroFox”) and L&F Acquisition Corp., a special purpose acquisition corporation (SPAC) and a publicly traded company. As noted in Note 2b., the transaction will be accounted for in one of two ways. In each scenario, the Company is expected to be the legal and accounting acquiree. The transaction, which is expected to close in mid-2022, is subject to regulatory approvals and customary closing conditions.

2.    Summary of Significant Accounting Policies

a.    Basis of Presentation

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) set forth by the Financial Accounting Standards Board (FASB). References to U.S. GAAP issued by the FASB in these notes to the consolidated financial statements are to the FASB Accounting Standards Codification (ASC).

b.    Emerging Growth Company Status

The Company is an “emerging growth company,” (“EGC”) as defined in the Jumpstart Our Business Startups Act, (the “JOBS Act”), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. The Company may take advantage of these exemptions until it is no longer an EGC under Section 107 of the JOBS Act and has elected to use the extended transition period for complying with new or revised accounting standards. As a result of this election, the Company’s financial statements may not be comparable to companies that comply with public company Financial Accounting Standards Board (“FASB”) standards’ effective dates.

The Company is in the process of merging with a publicly traded Special Purpose Acquisition Company (a “SPAC”), which will be accounted for in one of two ways depending on the redemption elections of the SPAC shareholder; (1) assuming minimum redemption, the merger will be accounted for as a reverse recapitalization in accordance with U.S. GAAP or (2) assuming maximum redemption, ZeroFox will be considered a variable interest entity and the merger will be accounted for as an acquisition by the SPAC of ZeroFox in accordance with U.S. GAAP. Refer to Note 1 for more information regarding the transaction. If the transaction were to be consummated, the surviving company will remain an emerging growth company until the earliest of (i) the last day of the surviving company’s first fiscal year following the fifth anniversary of the completion of the SPAC’s initial public offering, (ii) the last day of the fiscal year in which the surviving company has total annual gross revenue of at least $1.07 billion, (iii) the last day of the fiscal year in which the surviving company is deemed to be a large accelerated filer, which means the market value of the surviving company’s common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th or (iv) the date on which the surviving company’s has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

c.    Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company. All intercompany balances and transactions have been eliminated in consolidation.

d.    Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses reported during the period. Such estimates include assumptions used in the allocation of revenue, long-lived assets, liabilities, depreciable lives of assets, stock-based compensation, and deferred income taxes. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

e.    Cash and Cash Equivalents

Cash and cash equivalents consist of business checking accounts. The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The Company generally places its cash and cash equivalents with major financial institutions deemed to be of high-credit-quality in order to limit its credit exposure. The Company maintains its cash accounts with financial institutions where, at times, deposits exceed federal insurance limits. Cash and cash equivalents are carried at cost, which, due to their short-term nature, approximate fair value.

f.    Restricted Cash

Cash that is unavailable for general operating purposes is classified as restricted cash and is included on the consolidated statements of cash flows. Restricted cash included on the consolidated statements of cash flows represents amounts required to be always maintained in the bank by the Company’s lenders. The restricted cash covenant was removed by lenders in the Fourth Amendment and Waiver to Loan and Security Agreement dated May 26, 2020.

g.    Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statement of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses resulting from its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted for current market conditions, the Company’s customers’ financial condition, any amount of receivables in dispute, and the current receivables aging and historic payment patterns. The Company reviews its allowance for doubtful accounts at least quarterly. Accounts receivable are presented on the consolidated balance sheets net of allowance for doubtful accounts.

Receivables, net of allowance for doubtful accounts for the years ended December 31, 2021 and 2020 consist of the following:

	2021	2020
Billed trade receivables	$2,941,898	$1,790,325
Unbilled receivables	7,054,934	7,032,579

Total	$9,996,832	$8,822,904

The allowance for doubtful accounts reflects the Company’s estimate of probable losses inherent in the accounts receivable balance. The Company determines the allowance based on known troubled accounts, historical experience, and other currently available evidence.

The following table summarizes activity for the allowance for doubtful accounts for the years ended December 31, 2021, 2020, and 2019:

	2021	2020	2019
Beginning balance	$13,000	$52,664	$65,476
Additional charged to costs and expenses	171,949	(36,128)	—
Deductions(1)	(5,949)	(3,536)	(12,812)

Ending balance	$179,000	$13,000	$52,664

(1)	Represents write-offs and recoveries of prior year charges.

h.    Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, including respective accrued interest balances, in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy requires that the Company maximize the use of observable inputs and minimize the use of unobservable inputs. The levels of the fair value hierarchy are described below:

Level 1 — Inputs are quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Refer to Note 16 “Fair Value Measurements” for additional information on how the Company determines fair value for its assets and liabilities.

i.    Property and Equipment

Property and equipment are stated at the cost of acquisition, less accumulated depreciation and amortization. Equipment under capital leases are stated at the present value of minimum lease payments and amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Depreciation and amortization of property, equipment and leasehold improvements are computed using the straight-line method.

The estimated useful lives for property and equipment categories are as follows:

Asset Classification	Estimated Useful Life
Office and computer equipment	3 years

Software	5 years

Furniture and fixtures	7 years

Leasehold improvements	Lesser of lease term or useful life

The Company periodically reviews the carrying value of its long-lived assets, including property and equipment, for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. For long-lived assets to be held and used, impairments are recognized when the carrying amount of a long-lived asset group is not recoverable and exceeds fair value. The carrying amount of a long-lived asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset group exceeds its fair value. No impairment losses were recognized in 2021, 2020, or 2019.

j.    Revenue Recognition

On January 1, 2020, the Company adopted the new revenue standard, ASC 606 Revenue Recognition — Contracts with Customers (“Topic 606”), on a modified retrospective basis, applying the practical expedient to all uncompleted contracts as of January 1, 2020. The Company has also adopted the practical expedient for contract modifications, which allows the Company to reflect the aggregate effect of all modifications occurring prior to January 1, 2020, as of the date of adoption. As a result, the consolidated financial statements for the years ended December 31, 2021 and 2020 are presented under the new revenue recognition guidance, while prior period amounts are not adjusted and continue to be reported under the prior revenue recognition guidance. See Note 6 for further discussion on the Company’s revenue recognition policies and the impacts of the new guidance.

In accordance with Topic 606, revenue is recognized when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for those products or services. To achieve the core principle of this standard, the Company applies the following five steps:

a)    Identify Contracts with Customers

b)    Identify the Performance Obligations in the Contract

c)    Determine the Transaction Price

d)    Allocate the Transaction Price to Performance Obligations in the Contract

e)    Recognize Revenue When or As Performance Obligations are Satisfied

For arrangements with multiple performance obligations, the Company allocates total consideration to each performance obligation on a relative fair value basis based on management’s estimate of stand-alone selling price (“SSP”).

The following table illustrates the timing of the Company’s revenue recognition:

	2021	2020
Breach services — point in time	8.3%	3.1%
Breach services — over time	88.5%	94.1%
Consumer membership services — over time	3.2%	2.8%

As discussed in Note 6, all revenue was recognized over time prior to the adoption of ASC 606.

Breach Services

IDX’s breach services revenue consists of contracts with various combinations of notification, project management, communication services, and ongoing identity protection services. Performance periods generally range from one to three years, and payment terms are generally between thirty and sixty days. Contracts generally do not contain significant financing components. The Company’s breach services contracts are structured as either fixed or variable. In fixed contracts, a fixed total price or fixed per-impacted individual price is charged for the total combination of services. For variable breach services contracts, the breach communications component, which includes notifications and call center, is charged at a fixed total fee, and ongoing identity protection services are charged as incurred using a fixed price per enrollment. Fixed fees are generally billed at the time the statement of work is executed and are due upon receipt, and large contracts are typically billed 50% upfront and due upon receipt with the remaining 50% invoiced subsequently with net 30 terms. For variable breaches the charges for identity protection services are billed monthly for the prior month and are due net 30.

Consumer Membership Services

The Company provides consumer membership services through its employer groups and strategic partners as well as directly to end-users through its retail business. Consumer membership services consist of multiple bundled identity and privacy product offerings and provide members with ongoing monitoring services. For consumer membership services, revenue is recognized ratably over the service period. Performance periods are generally one year. Payments from employer groups and strategic partners are generally collected monthly, and payments from end-users are collected up front.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. No losses on uncompleted contracts were recognized in 2021, 2020, or 2019.

Significant Judgments

Significant judgments and estimates are required under Topic 606. Due to the complexity of certain contracts, the actual revenue recognition treatment required under Topic 606 for the Company’s arrangements may be dependent on contract-specific terms and may vary in some instances. The Company’s contracts with customers often include promises to transfer multiple services, including project management services, notification services, call center services, and monitoring services. Determining whether services are distinct performance obligations that should be accounted for separately requires significant judgment.

The Company is required to estimate the total consideration expected to be received from contracts with customers, including any variable consideration. Once the estimated transaction price is established, amounts are allocated to performance obligations on a relative SSP basis. The Company’s breach business derives revenue from two main performance obligations: (i) notification and (ii) combined call center and monitoring services, described further in Note 6.

At contract inception, the Company assesses the products and services promised in the contract to identify each performance obligation and evaluate whether the performance obligations are capable of being distinct and are distinct within the context of the contract. Performance obligations that are not both capable of being distinct and distinct within the context of the contract are combined and treated as a single performance obligation in determining the allocation and recognition of revenue. Determining whether products and services are considered distinct performance obligations requires significant judgment. In determining whether products and services are considered distinct performance obligations, the Company assesses whether the customer can benefit from the products and services on their own or together with other readily available resources and whether our promise to transfer the product or service to the customer is separately identifiable from other promises in the contract.

Judgment is required to determine the SSP for each distinct performance obligation. The Company rarely sells its individual breach services on a standalone basis, and accordingly, the Company is required to estimate the range of SSPs for each performance obligation. In instances where the SSP is not directly observable because the Company does not sell the service separately, the Company reviews information that includes historical discounting practices, market conditions, cost-plus analysis, and other observable inputs to determine an appropriate SSP. The Company typically has more than one SSP for individual performance obligations due to the stratification of those items by classes of customers, size of breach, and other circumstances. In these instances, the Company may use other available information such as service inclusions or exclusions, customizations to notifications, or varying lengths of call center or monitoring services in determining the SSP.

If a group of agreements are so closely related to each other that they are, in effect, part of a single arrangement, such agreements are deemed to be one arrangement for revenue recognition purposes. The Company exercises judgment to evaluate the relevant facts and circumstances in determining whether the separate agreements should be accounted for separately or as, in substance, a single arrangement. The Company’s judgments about whether a group of contracts comprises a single arrangement can affect the allocation of consideration to the distinct performance obligations, which could have an effect on results of the Company’s operations for the periods involved.

Generally, the Company has not experienced significant returns or refunds to customers. The Company’s estimates related to revenue recognition may require significant judgment and the change in these estimates could have an effect on the Company’s results of operations during the periods involved.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers and these timing differences result in receivables, contract assets, or contract liabilities (deferred revenue) on the consolidated balance sheets. The Company records a contract asset when revenue is recognized prior to invoicing and records a deferred revenue liability when revenue is expected to be recognized subsequent to invoicing. For the Company’s breach services agreements, customers are typically invoiced at the beginning of the arrangement for the entire contract. When the breach agreement includes variable components related to as-incurred monitoring services, customers are invoiced monthly for the duration of the enrollment or call center period.

Unbilled accounts receivable, which consists of services billed one month in arrears, was $7,054,934 and $7,032,578 as of December 31, 2021 and 2020, respectively. These unbilled amounts are included in accounts receivable as the Company has the unconditional right to receive this consideration.

Contract assets are presented as other receivables within the consolidated balance sheets and primarily relate to the Company’s rights to consideration for work completed but not billed on service contracts. Contract assets are transferred to receivables when the Company invoices the customer. Contract liabilities are presented as deferred revenue and relate to payments received for services that are yet to be recognized in revenue.

During 2021, the Company recognized $7,504,651 of revenue that was included in deferred revenue at the end of the preceding year. All other deferred revenue activity is due to the timing of invoices in relation to the timing of revenue, as described above. The Company expects to recognize as revenue approximately 78% of its December 31, 2021 deferred revenue balance in 2022 and the remainder thereafter.

In instances where the timing of revenue recognition differs from that of invoicing, the Company has determined that its contracts generally do not include a significant financing component. The primary purpose of invoicing terms is to provide customers with simplified and predictable ways of purchasing the Company’s services, not to facilitate financing arrangements.

Government Contracts

The Company evaluates arrangements with governmental entities containing “fiscal funding” or “termination for convenience” provisions, when such provisions are required by law, to determine the probability of possible cancellation. The Company considers multiple factors, including the history with the customer in similar transactions and budgeting and approval processes undertaken by the governmental entity. If the Company determines upon execution of these arrangements that the likelihood of cancellation is remote, it then recognizes revenues for such arrangements once all relevant criteria have been met. If such a determination cannot be made, revenues are recognized upon the earlier of cash receipt or approval of the applicable funding provision by the governmental entity for such arrangements.

k.    Contract Costs

The Company capitalizes costs to obtain a contract or fulfill a contract. These costs are recorded as capitalized contract costs on the consolidated balance sheets. Costs to obtain a contract for a new customer are generally amortized on a straight-line basis over the estimated period of benefit. The Company determined the estimated period of benefit by taking into consideration the contractual term. The Company periodically reviews the carrying amount of the capitalized contract costs to determine whether events or changes in circumstances have occurred that could affect the period of benefit. Amortization expense associated with costs to fulfill a contract is recorded to cost of services on the Company’s consolidated statements of income, and amortization expense associated with costs to obtain a contract (sales commissions) is recorded to sales and marketing expense.

For periods prior to January 1, 2020, under ASC 605, Revenue Recognition — Multiple Element Arrangements, incremental direct costs were capitalized as setup costs and amortized ratably over the contractual period. Beginning January 1, 2020, notification costs are being expensed as fulfillment costs and recognized at a point in time. Call center costs, also fulfillment costs, are being capitalized and amortized over time. Sales commissions, which are incremental costs to obtain contracts, are generally recognized ratably over the contractual period of the applicable agreement.

l.    Cost of Services

Cost of services consists of fees to outsourced service providers for credit monitoring, call center operation, notification mailing, insurance, and other miscellaneous services and internal labor costs. Costs incurred for breach service contracts represent fulfillment costs. These costs are deferred within capitalized contract costs and recognized in relation to revenue recorded over the combined service and membership terms. The remainder of cost of services are expensed as incurred. Relevant depreciation and amortization are included in cost of services.

m.    Research and Development

Research and development expenses primarily consist of personnel costs and contractor fees related to the bundling of other third-party software products that are offered as one combined package within the Company’s product offerings. Personnel costs include salaries, bonuses and stock-based compensation and related employer-paid payroll taxes, as well as an allocation of our facilities, benefits, and internal IT costs. Research and development costs are expensed as incurred.

n.    Long-term Debt

Convertible notes and amounts borrowed under credit agreements are carried at cost, net of debt discounts and issuance costs, as long-term debt on the consolidated balance sheets. The debt discounts and issuance costs are amortized to interest expense on the consolidated statements of income using the straight-line method over the contractual term of the note if that method is not materially different from the effective interest rate method. Cash interest payments are due either quarterly or semi-annually in arrears and the Company accrues interest expense monthly based on the annual coupon rate. See Note 4 for further discussion regarding our convertible notes and credit agreement.

o.    Debt Issuance Costs

Fees paid to lenders and service providers in connection with the origination of debt are capitalized as debt issuance costs and presented as a direct deduction from the carrying value of the associated debt liability. As of December 31, 2021 and 2020, the debt issuance costs presented on the consolidated balance sheets as a reduction to debt are $13,926 and $37,284, respectively.

p.    Advertising

Advertising costs are expensed as incurred. Advertising costs amounted to $1,151,100 in 2021, $1,097,941 in 2020, and $1,101,285 in 2019 and are included in sales and marketing expense on the consolidated statements of income.

q.    Stock-Based Compensation

The Company grants stock options to purchase common stock to employees with exercise prices equal to the fair market value of the underlying stock, as determined by the Board of Directors and management. The Board of Directors, with the assistance of outside valuation experts, determine the fair value of the underlying stock by considering several factors, including historical and projected financial results, the risks the Company faced at the time, the preferences of the Company’s debt holders and preferred stockholders, and the lack of liquidity of the Company’s common stock.

The fair value of each stock option award is estimated using the Black-Scholes-Merton valuation model. Such value is recognized as expense over the requisite service period using the straight-line method, net of forfeitures as they occur.

Excess tax benefits of awards that relate to stock option exercises are reflected as operating cash inflows. Stock-based compensation expense recognized in the Company’s consolidated financial statements for options amounted to $28,493 for the year ended December 31, 2021, $37,644 for the year ended December 31, 2020, and $63,510 for the year ended December 31, 2019.

r.    Earnings (Loss) per Share

Series A-1 and A-2 Preferred Stock are participating securities, due to their rights to receive dividends. The Company calculates EPS under the two-class method which all earnings (distributed and undistributed) are allocated to each class of common stock and participating securities. The allocation between common stock and participating securities is based upon the rights to dividends for the two types of securities.

For periods of net income, and when the effects are not anti-dilutive, the Company calculates diluted earnings per share by dividing net income available to common shareholders by the weighted average number of common shares plus the weighted average number of common shares assuming the conversion of the Company’s convertible notes, as well as the impact of all potential dilutive common shares, consisting primarily of common stock options using the treasury stock method. For periods of net loss, shares used in the diluted earnings (loss) per share calculation represent basic shares as using potentially dilutive shares would be anti-dilutive.

s.    Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash balances and trade accounts receivable. The Company maintains cash balances at two financial institutions. The balances, at times, exceed federally insured limits. As of December 31, 2021, balances exceeded federally insured limits by $17,746,280. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk from cash. Concentrations of credit with respect to accounts receivables are generally limited due to the large number of customers, outside the U.S. Government, comprising the Company’s customer base and their dispersion across different industries.

The Company generated 79%, 80%, and 83% of its revenue in 2021, 2020, 2019 respectively, from the U.S. Government, who generally pays invoices in less than thirty days and is deemed to be a low credit risk. On December 31, 2021, 2020, and 2019 accounts receivables from the U.S. Government made up 69%, 78%, and 74% of the Company’s outstanding accounts receivables, respectively.

t.    Income Taxes

The Company provides for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax effect of differences between recorded assets and liabilities and their respective tax basis along with operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the rate change becomes effective. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained in the event of a tax audit. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in income tax expense. $84,194 and $32,043 in penalties and interest have been accrued to expense as of December 31, 2021 and December 31, 2020, respectively, and are discussed further in Note 10. No interest or penalties have been accrued or charged to expense as of the year ended December 31, 2019.

Deferred tax assets are reduced by a valuation allowance when, in management’s opinion, it is more likely than not that some portion or all the deferred tax assets will not be realized. The Company considers the future reversal of existing taxable temporary differences, taxable income in prior carryback years, projected future taxable income, and tax planning strategies in making this assessment. The Company’s valuation allowance is based on all available positive and negative evidence, including its recent financial operations, evaluation of positive and negative evidence with respect to certain specific deferred tax assets including evaluating sources of future taxable income to support the realization of the deferred tax assets.

The Company’s income tax returns are generally subject to examination by taxing authorities for a period of three years from the date they are filed. Tax authorities may have the ability to review and adjust net operating loss or tax credit carryforwards that were generated prior to these periods if utilized in an open tax year. As of December 31, 2021, the Company’s income tax returns for the years ended December 31, 2016 through 2021 are subject to examination by the Internal Revenue Service and applicable state and local taxing authorities.

u.    Sales and Use Taxes

The Company collects sales tax in various jurisdictions. Upon collection from customers, it records the amount as a payable to the related jurisdiction. On a periodic basis, it files a sales tax return with the jurisdictions and remits the amounts indicated on the return.

v.    Segment Reporting

Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision maker, the chief executive officer, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company views its operations and manages its business as one operating segment. All revenue has been generated in the United States, and all assets are held in the United States.

w.    Deferred Rent and Lease Incentives

Rent expense and lease incentives from the Company’s operating lease are recognized on a straight-line basis over the lease term. The Company’s operating lease includes rent escalation payment terms and a rent-free period. Deferred rent represents the difference between actual operating lease payments and straight-line rent expense over the term of the lease.

x.    Standards Issued and Adopted

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. Initially, the ASU was effective for reporting periods beginning after December 15, 2018. However, in May 2020, the FASB decided to provide a one-year deferral of the mandatory effective date of the new revenue recognition standard for all private companies. As a result, the Company’s effective date for ASU 2014-09 was deferred to accounting periods beginning after December 15, 2019. The Company has adopted ASU 2014-09 as of January 1, 2020, and notes and disclosures are discussed in Note 6.

y.    Standards Issued but Not Yet Effective

In February 2016, the FASB issued ASU 2016-02, Leases (“Topic 842”) aimed at making leasing activities more transparent and comparable. The new standard requires substantially all leases be recognized by lessees on their consolidated balance sheet as a right-of-use asset and a corresponding lease liability, including leases currently classified as operating leases. Initially, ASU 2016-02 was effective for fiscal years beginning after December 15, 2019. In October 2019, the FASB decided to extend the implementation date for private companies to be effective for annual periods beginning after December 15, 2020. However, in May 2020, the FASB decided to provide an additional one-year deferral of the mandatory effective date of the new lease standard for all private companies. As a result, the Company’s effective date for ASU 2016-02 was deferred to accounting periods beginning after December 15, 2021. The Company will adopt this guidance on January 1, 2022, which will result in recognition of right-of-use assets and related lease liabilities recorded for its operating leases of approximately $536,000 and $583,000, respectively. The right-of-use assets and related lease liabilities recorded upon adoption will be based on the present value of future minimum lease payments, the amount of which will depend on the population leases in effect at the date of adoption. Management expects the adoption of the guidance will increase assets and liabilities but does not expect it will materially impact the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequently issued additional guidance that modified ASU 2016-13. The standard requires an entity to change its accounting approach for measuring and recognizing credit losses on certain financial assets measured at amortized cost, including trade receivables, certain non-trade receivables, customer advances and certain off-balance sheet credit exposures, by replacing the existing “incurred loss” framework with an expected credit loss recognition model. The new standard results in earlier recognition of credit losses based on past events, current conditions, and reasonable and supportable forecasts. FASB pushed back the effective date of CECL from January 2021 to January 2023 for smaller reporting companies as defined by Securities Exchange from January 2022 to January 2023 for nonpublic companies. The standard is effective for entities with fiscal years beginning after December 15, 2022, including interim periods within such fiscal years. The Company is currently evaluating the impact of ASU 2016-13 on its consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (“Topic 740”), the amendments which remove certain exceptions for recognizing deferred taxes for investments, performing intra-period allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. The amendments are effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. The Company is currently evaluating the impact of ASU 2019-12 on its consolidated financial statements and related disclosures.

In March 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“Topics: 470-20, 815-40”). The standards reduce the number of accounting models for convertible instruments and allows more contracts to qualify for equity classification. The standard also amends diluted EPS calculations for convertible instruments and amends the requirements for a contract (or embedded derivative) that is potentially settled in an entity’s own shares to be classified in equity. The standard is effective for entities with fiscal years beginning after December 15, 2023, and early adoption is permitted. The Company is currently evaluating the impact of ASU 2020-06 on its consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (“Subtopic 470-20”) and Derivatives and Hedging — Contracts in Entity’s Own Equity (“Subtopic 815-40”).

ASU 2020-06 simplifies the accounting for convertible instruments by eliminating large sections of the existing guidance in this area. It also eliminates several triggers for derivative accounting, including a requirement to settle certain contracts by delivering registered shares. The amendments are effective for fiscal years beginning after December 15, 2023, and early adoption is permitted. The Company is currently evaluating the impact of ASU 2020-06 on its consolidated financial statements and related disclosures.

In May 2021, the FASB issued ASU 2021-04, Earnings per Share (“Topic 260”), Debt — Modifications and Extinguishments (“Subtopic 470-50”), Compensation — Stock Compensation (“Topic 718”), and Derivatives and Hedging — Contracts in Entity’s Own Equity (“Subtopic 815-40”). ASU 2021-04 clarifies the accounting by issuers for modifications or exchanges of equity-classified warrants and is effective for fiscal years starting after December 15, 2021. The Company is currently evaluating the impact of ASU 2021-04 on its consolidated financial statements and related disclosures.

3.    Property and Equipment

Property and equipment, net consisted of the following amounts on December 31, 2021 and 2020:

	2021	2020
Furniture and office equipment	$602,412	$605,354
Computer equipment and software	521,173	561,919
Leasehold improvements	73,174	77,334

Total property and equipment	1,196,759	1,244,607
Less accumulated depreciation and amortization	(1,069,862)	(1,119,023)

Total property and equipment, net	$126,897	$125,584

Depreciation and amortization expense recorded related to property and equipment was $120,736 in 2021, $136,470 in 2020, and $198,901 in 2019.

4.    Long-term Debt

The below table presents details of the Company’s debt on December 31, 2021 and 2020:

	2021	2020
Current portion of long-term debt
Current maturity term loan	$1,666,667	$—

Total	$1,666,667	$—

Long-term debt
Term loan, net of debt issuance costs	$8,319,407	$9,983,821

Total long-term debt	$9,986,074	$9,983,821

The future contractual maturities for the long-term debt subsequent to December 31, 2021 are summarized as follow:

Future Payments
2022	$1,666,667
2023	3,333,333
2024	3,333,333
2025	1,666,667

Total	$10,000,000

Less net deferred loan fees	(13,926)

Total long-term debt	$9,986,074

Term Loan

In August 2016, the Company entered into a senior term loan (“Term Loan”) to provide funding in conjunction with recapitalization of the Company for $8.5 million with an original maturity date of December 31, 2018. The term loan interest rate at the date of extinguishment, which was December 29, 2020, was 5%.

On December 18, 2018, the Company entered into an amendment on its Term Loan that extended the maturity date of the loan from December 31, 2018 to August 1, 2021.

On May 26, 2020, the Company executed the fourth amendment and waiver to its Term Loan. In this amendment, regularly scheduled principal payments were deferred beginning on April 1, 2020 and ending on March 1, 2021. These deferred principal payments shall be paid, along with all other amounts outstanding under the agreement, on July 15, 2021. A waiver was also issued for the Company’s Q1 2020 event of default.

On December 29, 2020, the Company executed the amended and restated loan and security agreement. This resulted in the extinguishment of the original Term Loan and established a new Term Loan of $10,000,000. The new Term Loan matures June 1, 2025 and bears interest at the prime referenced rate plus 1.5%, which was 4.75% as of December 31, 2021. Monthly principal payments begin on July 1, 2022. The Company will make interest-only payments monthly beginning on February 1, 2021. The loan is subject to certain standardized financial covenants, and the carrying value of the Term Loan approximates its fair value. The Company was in compliance with its debt covenants as of December 31, 2021.

Related Party Term Loan

In August 2016, the Company entered into a term loan with a minority stockholder (“Related Party Term Loan”) to provide funding for $6 million with an original maturity date of December 31, 2018. The Related Party Term Loan boar interest at 12%.

On December 18, 2018, the Company entered into an amendment of its Related Party Term Loan that extended the maturity date of the loan from December 31, 2018 to August 1, 2021.

On May 26, 2020, the Company executed the fourth amendment and waiver to its loan and security agreement with a related party. In this amendment, the related party agreed to defer regularly scheduled principal payments beginning on April 1, 2020 and ending on March 1, 2021. The deferred principal payments were to be paid, along with all other amounts outstanding under the Agreement, on July 15, 2021. A waiver was also issued for the Company’s Q1 2020 event of default.

On December 30, 2020, the Company repaid its related party term loan in full in conjunction with its new term loan agreement. The remaining unamortized debt issuance costs were expensed at the time of the payoff, and the common and preferred stock warrants issued to the related party and as described below are still outstanding as of December 31, 2021.

Common Stock Warrants

In connection with the Related Party Term Loan, on August 2, 2016, the Company issued 1,376,050 warrants to purchase common stock to a related party for $1 and as additional loan consideration. The initial exercise price was $0.0001 per share with an expiration date of August 2, 2026. Per the original warrant to purchase common stock agreement, 889,071 shares vested immediately, and the additional 486,979 shares would vest upon the date that an incremental advance of $4,500,000 was received by the Company. If the initial advance was less than $4,500,000, the shares vested would be reduced on a pro-rata basis.

An additional 216,435 shares vested on April 21, 2017. The second round of vesting occurred upon the receipt of a $2,000,000 incremental advance from the related party. Since the $2,000,000 incremental advance represents 44.44% of the incremental advance referenced in the original agreement, 44.44% of the shares vested. On April 21, 2017, 270,544 warrants were unvested.

The value of the common stock warrants was initially recorded as a reduction of the face value of debt on issuance with an offset to additional paid in capital. The warrant’s value is recorded to interest expense using the effective interest method over the life of the debt. For the years ended December 31, 2021, 2020, and 2019 respectively, warrant interest expense of $0, $207,549, and $245,830 was recorded within other expense. The common stock warrant expires on August 2, 2026.

Preferred Stock Warrants

On December 18, 2018, all unvested common stock warrants issued to the related party were cancelled. In total, 270,544 unvested common stock warrants were cancelled. An amended and restated warrant to purchase common stock was issued, and the total number of shares was decreased from 1,376,050 to 980,506. The remaining difference, 125,000 of the originally vested 889,071 warrants, were converted from common stock warrants to preferred stock warrants. This was done in conjunction with a debt modification (third amendment to loan and security agreement and limited wavier) with the related party. This leaves the total common stock warrant for the related party at 980,506 shares in total and the preferred stock warrant at 125,000 shares in total, all fully vested.

The Company calculates the fair value of the vested Series A-2 preferred stock warrant at the end of reporting periods. For the years ended December 31, 2021, 2020, and 2019, the Company recorded a change in fair value of the preferred stock warrant of $225,364, $0, and $0, respectively. The change in fair value is presented in change in fair value of warrant liabilities in the consolidated statements of income, and the preferred stock warrant is included within accrued liabilities on the consolidated balance sheets. The Series A-2 preferred stock warrant expires on December 18, 2028.

5.    Convertible Debt Loan

In December 2018, the Company entered into a convertible debt loan with several of its existing investors for $1,409,498. The convertible debt loan matures on December 20, 2022 and bears 12% interest, paid at maturity. The related party lenders have the option to convert the note in conjunction with a qualified financing at 80% of the share price paid by other investors. The related party lenders receive 150% of the outstanding value of notes and accrued interest in conjunction with a sale of the Company. The Company, with consent from the related party lenders, may prepay the convertible debt loan without penalty. The convertible debt loan is a general, unsecured obligation of the Company.

The Company has elected to fair value the convertible debt loan. At the end of each year, the Company calculates the fair value of the convertible debt and any changes are recorded within other expense in the consolidated financial statements. There has been no change in fair value from a change in credit quality. For the years ended December 31, 2021, 2020 and 2019, the Company recorded changes in fair value of $712,238, $180,612, and $186,419, respectively. See Note 16 for additional information over fair value measuring.

6.    Revenue from Contracts with Customers

ASC 606

The Company adopted FASB Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (“Topic 606”), on January 1, 2020, using the modified retrospective method. Under this method of adoption, the Company recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of accumulated deficit. Comparative prior periods were not adjusted.

Financial Statement Impact of Adopting ASC 606

When the modified retrospective method is used, ASC 606 requires the amount by which each financial statement line item is affected in the current reporting period by the application of the new standard as compared with the guidance that was in effect before the change. As a result of applying the modified retrospective method to adopt the new revenue guidance, the following adjustments were made to accounts on the consolidated balance sheet as of January 1, 2020:

Opening balance of accumulated deficit — January 1, 2020	$45,459,980
Deferred revenue	(6,073,742)
Capitalized contract costs	4,901,538
Deferred tax asset	261,365

Restated opening balance of accumulated deficit — January 1, 2020	$44,549,141

Performance Obligations

The Company’s primary performance obligations under breach services contracts are notification services and combined call center and monitoring services. These were determined by reviewing all of the services provided within the Company’s contracts and establishing whether each service is capable of being distinct and capable of being distinct within the context of the contract. With each performance obligation, the customer can benefit from the service either on its own or together with other resources readily available and it is separately identifiable from other promises in the contract.

The following table summarizes breach revenue from contracts with customers for the years ended December 31, 2021 and 2020:

	2021	2020
Notification services	$8,834,167	$3,253,359
Call center and monitoring services	93,884,988	97,413,416

Total breach services	$102,719,155	$100,666,775

•

Notification Services — The Company’s notification and mailing services include project management, postage, and setup costs to develop notification templates that will be printed and mailed to the customer’s impacted population. These notifications are typically printed by the Company’s third-party printers and mailed via USPS. Occasionally, these notifications are emailed. The Company recognizes revenue for notification services upfront upon the date that the notifications are mailed, which typically coincides with the call center start date. The Company is deemed to be the principal in these transactions as it is primarily responsible for fulfilling the obligation, has full discretion in price setting, and controls the notification services before the resulting notifications are transferred to the customer or consumer.

•

Call Center and Monitoring Services — Call center services consist of fees charged to setup an incident-specific call center and website for the customer’s impacted, notified population. The call center component of the Company’s services serves as a facilitation of its monitoring services and revenue is recognized ratably over the term of the arrangement, which typically lasts for 15 months total (3 months for the call center/enrollment period plus 12 months of monitoring services). Monitoring services consist of fees charged to continually monitor individuals’ credit and identity. Additional services are bundled with monitoring services such as non-credit reporting, alerts, and insurance. For fixed contracts, these services are typically invoiced upfront, and for variable contracts, the Call Center services are invoiced upfront along with the Notification Services, with Monitoring services being invoiced monthly, as incurred over the enrollment period. The Company notes that the timing and contents of billing can vary based on individual contract, and this usually only occurs with much larger breach deals.

Consumer Membership Services

For the year ended December 31, 2021, revenue from consumer membership services, was 3.2% of total revenue under ASC 606. For the years ended December 31, 2020 and December 31, 2019, revenue from consumer memberships was 2.8% and 2.5% of total revenue under ASC 606 and ASC 605, respectively. For the years ended December 31, 2021, 2020, and 2019, no single consumer membership services customer exceeded 10% of total revenue.

Timing of Revenue Recognition

As a result of the adoption of the new revenue recognition guidance, the timing of recognition of certain performance obligations has changed. For example, most breach services contracts contain distinct performance obligations and now have a portion of revenue recognized up front, whereas these arrangements were previously recognized over time. In addition, allocating the transaction price on a relative SSP basis under the new guidance has generally resulted in an acceleration of revenue of point-in-time performance obligations.

The following table provides the Company’s revenue disaggregated by the timing of recognition under both the new guidance and the legacy guidance (ASC 605) during the year ended December 31, 2020:

	As Reported	Amounts Without Adoption of New Standard	Effect of Change
Breach Services
Services transferred at a point in time	$3,253,359	$—	$3,253,359
Services transferred over time	97,413,416	99,344,607	(1,931,191)

Consumer Membership Services
Services transferred over time	2,869,547	2,869,547	—

Total

Services transferred at a point in time	3,253,359	—	3,253,359
Services transferred over time	$100,282,963	$102,214,154	$(1,931,191)

Contract Costs

During the years ended December 31, 2021, 2020, and 2019, the Company recognized $8,659,871, $4,836,376, and $6,842,040, respectively, of amortization expense of capitalized contract costs. Contract costs include fulfillment costs and costs to obtain contracts. There were no impairment losses recognized during 2021, 2020, and 2019.

Remaining Performance Obligations

Remaining performance obligations represent contracted revenue that has not been recognized, which include contract liabilities and amounts that will be billed and recognized as revenue in future periods. As of December 31, 2021, the Company had $51,006,888 of remaining performance obligations. The approximate percentages expected to be recognized as revenue in the future are as follows:

	Total Remaining Performance Obligations	0 - 12 Months	13 - 24 Months	Over 24 Months
Breach Services	$50,355,344	96%	3%	1%
Consumer Membership Services	651,544	100%	—	—

Total	$51,006,888	96%	3%	1%

ASC 605

For periods prior to January 1, 2020, revenue was recognized in accordance with ASC 605. Under ASC 605, the Company recognized revenue when all the following conditions were satisfied:

•	There is persuasive evidence of an arrangement

•	The service has been delivered to the customer

•	The amount of fees to be paid by the customer is fixed or determinable

•	The collection of the related fees is reasonably assured

The Company assesses whether the fee is fixed or determinable based on the nature of the fee charged for the products or services delivered and whether there are existing contractual arrangements. Revenues are deferred for payments received before the earnings process is complete.

For consumer memberships, revenue is recognized ratably over the service period.

Breach service revenue was recognized ratably over the combined service and membership terms, including any renewal periods that were probable. Breach service revenue was recognized ratably over the combined service period because the Company concluded that the notifications did not qualify as a separate unit of accounting under ASC 605.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. No losses on uncompleted contracts were recognized in 2019.

Reseller Arrangements

The Company enters arrangements with third parties that allow those parties to resell the Company’s products to end users. In accordance with ASC 606-10, Revenue Recognition — Principal Agent Consideration, the Company evaluates whether it is the principal or the agent based on the terms of the arrangement with the reseller. In instances in which the Company acts as the principal, it reports gross revenue for the transaction. In instances in which the Company acts as the agent, net revenue is reported.

Agent vs. Principal Considerations

The Company is the principal on all non-forensics contracts with customers where a third-party is involved in delivering a portion of the overall service the customer is contracting for given the following:

•	The Company is responsible for fulfilling the promise to provide specified services to the customer.

•	The Company directs third parties involved in the delivery of the contractually promised services and has “inventory” risk.

•	Third-party providers negotiate the pricing of their services with the Company and are not involved in decisions related to pricing of the Company’s services.

•	IDX has complete discretion in pricing of services to be delivered to the customer.

7.    Leases

The Company has two leases related to office equipment and one lease related to office space. One of two office equipment leases and the office space lease are operating leases. The other office equipment lease is a capital lease. The Company is obligated under outstanding capital leases covering office equipment that expire through December 1, 2021. On December 31, 2021 and 2020, the gross amount of office equipment, furniture and the related accumulated amortization recorded under capital leases were as follows:

	2021	2020
Gross value of leased office equipment	$251,836	$251,836
Less accumulated amortization	(251,836)	(207,865)

Leased office equipment, net of amortization	$—	$43,971

Amortization of office equipment held under capital lease is recorded as depreciation expense within cost of services.

Rental payments under operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent. Rental expense for operating leases was $424,162, $407,809, and $376,725 for 2021, 2020, and 2019, respectively. Additionally, the Company had a sublease for certain office space. The sublease ended February 29, 2020. Sublease income is included in general and administrative expenses on the consolidated statements of income.

With the Company’s office space lease agreement terminating on October 31, 2020, the Company signed the Fourth Amendment to its Lease on April 23, 2020. The lease extension extended the term by two months through December 31, 2020. The fifth amendment to the Company’s lease was executed on October 9, 2020. This amendment is for two years and two months commencing on January 1, 2021 and ending February 28, 2023. An abatement was provided for January 1, 2021 through February 28, 2021.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2021 are:

Operating Leases
Years Ending December 31:
2022	$531,799
2023	163,406
2024	47,856

Total minimum lease payments	$743,061

8.    Redeemable Convertible Preferred Stock

(a) Series A-1 Redeemable Convertible Preferred Stock

On July 29, 2016, the Company’s board of directors approved the issuance of up to 6,000,000 shares of Series A-1 preferred stock, par value $0.0001. The original issuance price of the Series A-1 preferred stock was $0.85.

Dividends

If a dividend is declared on common stock, the stockholders of Series A-1 preferred stock are entitled to receive an amount equal to the dividend they would receive if the shares were converted to common stock. If a dividend is declared on a class of shares that is not convertible to common stock, the convertible preferred stockholders receive an amount determined by (A) dividing the amount of the dividend payable on each class of stock by the original price of such class and (B) multiplying the faction by the original issue price of the convertible preferred stock. The convertible preferred stockholders must receive their pro-rata dividends before or concurrent with any dividend payable to common stockholders. No dividends have been approved or declared by the board of directors related to the Company’s Series A-1 preferred stock.

Liquidation

In a liquidation event, excluding a public offering, stockholders of the Series A-1 preferred stock shall receive any declared and unpaid dividends, plus the higher of a liquidation preference of $0.85 per share, or the value the stockholders would receive if shares were converted to common stock and Series B preferred stock.

Redemption

The Series A-1 preferred stock is redeemable at the option of the stockholders seven years after original issuance, which is outside of the Company’s control and, therefore, is classified as temporary equity in the consolidated balance sheets. The redemption price is the higher of the fair market value of the shares upon conversion to common stock or the original issuance price plus any declared and unpaid dividends. The fair market value of the shares shall not exceed any amount which is greater than two times (2x) the original issue price.

Conversion

Stockholders may convert their preferred shares into an equal quantity of common stock and Series B preferred stock at their election. In the event of a Qualified IPO, which is defined in the Company’s amended and restated certificate of incorporation as upon the closing of the sale of shares of common stock to the public at a price of $2.6325 per share, resulting in at least $50,000,000 in gross proceeds, the Series A-1 preferred stock automatically convert to common stock and Series B preferred stock.

Voting

Stockholders of Series A-1 preferred stock are entitled to cast the number of votes equal to the number of whole shares of common stock their preferred shares would convert into as of the record date.

(b)    Series A-2 Redeemable Convertible Preferred Stock

On July 29, 2016, the Company’s board of directors approved the issuance of up to 27,000,000 of Series A-2 preferred stock, par value $0.0001. The original issuance price of the Series A-2 preferred stock was $1.053.

Dividends

If a dividend is declared on common stock, the stockholders of Series A-2 preferred stock are entitled to receive an amount equal to the dividend they would receive if the shares were converted to common stock. If a dividend is declared on a class of shares that is not convertible to common stock, the convertible preferred stockholders receive an amount determined by (A) dividing the amount of the dividend payable on each class of share by the original price of such class and (B) multiplying the faction by the original issue price of the convertible preferred stock. The convertible preferred stockholders must receive their pro-rata dividends before or concurrent with any dividend payable to the common stockholders. No dividends have been approved or declared by board of directors related to the Company’s convertible Preferred A-2 stock.

Liquidation

In a liquidation event, excluding a public offering, the stockholders of the Series A-2 preferred stock shall receive any declared and unpaid dividends, plus the higher of a liquidation preference of $1.053 per share, or the value the stockholders would receive if shares were converted to common stock and Series B preferred stock.

Redemption

The Series A-2 preferred stock is redeemable at the option of the stockholders seven years after original issuance which is outside of the Company’s control and, therefore, is classified as temporary equity in the consolidated balance sheets. The redemption price is the higher of the fair market value of the shares upon conversion to common stock or the original issuance price plus any declared and unpaid dividends. The fair market value of the shares shall not exceed any amount which is greater than two times (2x) the original issue price.

Conversion

Stockholders may convert their preferred shares into an equal quantity of common stock and Series B preferred stock at their election. In the event of a Qualified IPO, which is defined in the Company’s amended and restated certificate of incorporation as upon the closing of the sale of shares of common stock to the public at a price of $2.6325 per share, resulting in at least $50,000,000 in gross proceeds, the Series A-2 preferred stock automatically convert to common and Series B preferred stock.

Voting

Holders of Series A-2 preferred stock are entitled to cast the number of votes equal to the number of whole shares of common stock their preferred shares would convert into as of the record date.

9.    Stockholders’ Deficit

(a) Series B Preferred Stock

On July 29, 2016, the Company’s board of directors approved the issuance of up to 33,000,000 shares of Series B preferred stock with a par value of $0.0001. Stockholders of Series B preferred stock are not entitled to vote and do not have preferential dividend rights.

In the event of a liquidation event, excluding a public offering, Stockholders of Series B preferred stock receive, following all preferential distributions made to Series A-1 preferred stock and Series A-2 preferred stock, any declared and unpaid dividends, and a liquidation preference of $0.361 per share. As of December 31, 2021 and 2020, no Series B preferred stock was outstanding.

(b) Common Stock

As of December 31, 2021 and 2020, the Company had authorized 53,000,000 shares of common stock with a par value of $0.0001. Stockholders of common stock are entitled to one vote per share, to receive dividends, if and when declared by the board of directors, and upon liquidation or dissolution, receive a portion of the assets available for distributions to stockholders, subject to preferential amounts owed to stockholders of the Company’s preferred stock.

Common stockholders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares. Common stock is subordinate to preferred stock with respect to dividend rights and rights upon liquidation, winding up, and dissolution of the Company.

No dividends have been approved or declared by board of directors related to the Company’s common stock.

(c) Stock Warrants

In February 2015, the Company issued a warrant to purchase common stock to a client/vendor. The warrant, which was repriced in August 2016 in a 10:1 stock split from 30,000 shares at a strike price of $6.00 per share to 300,000 shares at a strike price of $0.60, is exercisable upon a Liquidation Event as defined in the agreement as the first occurrence of any sale of the Company’s assets, a merger, or a firm underwritten public offering of common stock. The warrant expires on February 10, 2025. The Company calculates the fair value of the vested common stock warrant at the end of each reporting period. For the years ended December 31, 2021, 2020, and 2019 the Company recorded a change in fair value of the common stock warrant of $1,767,864, $0, and $0, respectively. The change in fair value is presented in change in fair value of warrant liabilities in the consolidated statements of income, and the common stock warrant is included within accrued expenses on the consolidated balance sheets.

A minority stockholder has a fully vested and unexercised warrant to purchase 980,506 shares of common stock at a price of $0.0001 and a fully vested and unexercised warrant to purchase 125,000 shares of Series A-2 preferred stock at a price of $0.0001. The common stock warrant expires on August 2, 2026, and the Series A-2 preferred stock warrant expires on December 18, 2028.

10.    Income Taxes

The income before income taxes is solely from domestic sources.

The provision for income taxes for the years ended December 31, 2021, 2020, and 2019 is as follows:

Current tax provision:	2021	2020	2019
Federal	$913,316	$2,520,312	$321,146
State	603,904	461,170	44,850

Total current tax expense	1,517,220	2,981,482	365,996

Deferred tax expense (benefit):
Federal	186,418	(756,696)	(643,893)
State	12,457	(141,923)	(146,965)

Total deferred tax expense (benefit)	198,875	(898,619)	(790,858)

Income tax expense (benefit)	$1,716,095	$2,082,863	$(424,862)

The income tax provision differs from the amount computed by applying the statutory federal income tax rate of 21% to the income before income tax as a result of the following differences:

	2021	2020	2019
Income taxes at statutory rate	$249,796	$1,834,758	$573,000
State income tax, net of federal benefit	242,000	286,782	34,637
Permanent items	25,007	41,102	48,876
Non-deductible transaction costs	368,339	—	—
Non-deductible convertible debt and warrant expenses	553,215	—	—
Tax credits	(52,855)	(33,045)	(111,389)
Loss of attributes	58,604	—	—
Uncertain tax positions	144,979	—	—
Other	86,047	64,093	2,009
Valuation allowance	40,963	(110,827)	(971,995)

Income tax expense (benefit)	$1,716,095	$2,082,863	$(424,862)

The key differences resulting in income tax expense that differs from the statutory rate for the year ended December 31, 2021 relate to the impact of non-deductible transaction costs and convertible debt and warrant expenses as well as the accrual of uncertain positions. The key differences resulting in income tax expense that differs from the statutory rate for the year ended December 31, 2020 relate to the accrual of uncertain positions. The key differences resulting in income tax benefit that differs from the statutory rate for the year ended December 31, 2019 relate to the release of the valuation allowances against deferred tax assets.

The types of temporary differences that give rise to the Company’s deferred tax assets and liabilities as of December 31, 2021 and 2020 are as follows:

	2021	2020
Net operating losses	$142,641	$145,874
Accrued expenses	843,449	487,075
Deferred revenue	422,994	734,902
Tax credits	12,259	41,561
Stock compensation	42,857	83,431
Other, net	10,905	32,812

Total deferred tax assets	$1,475,105	$1,525,655
Fixed and intangible assets	(6,433)	(3,872)
Other, net	(139,014)	(34,212)
Valuation allowance	(100,421)	(59,459)

Net deferred tax assets	$1,229,237	$1,428,112

As of December 31, 2021 and 2020, the Company has state net operating loss carryforwards available of approximately $2,739,481 and $2,800,337, respectively, to offset future taxable income, if any, for state income tax purposes. As of December 31, 2021, state net operating loss carryforwards begin to expire in 2028.

The Company has recorded valuation allowances of $100,421 and $59,459 as of December 31, 2021 and 2020, respectively. The valuation allowance at December 31, 2021 represents a partial reserve against certain state net operating losses and credits. In evaluating its valuation allowance, the Company considers all available positive and negative evidence, including future reversal of existing taxable temporary differences, taxable income in prior carryback years, projected future taxable income, tax planning strategies, and recent financial performance. Realization of the Company’s deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of net operating loss and credit carryforwards. Management believes that it is more-likely-than-not that the results of future operations will generate sufficient taxable income to realize the balance of the deferred tax assets as of December 31, 2021.

The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition at the effective date to be recognized. As of December 31, 2021 and 2020, the unrecognized tax benefits recorded were approximately $680,958 and $484,967, respectively. The Company does not anticipate a significant change in the unrecognized tax benefits within the next 12 months. If the unrecognized tax positions were recognized, an income tax benefit of $575,328 would be recognized.

	2021	2020
Uncertain tax positions:
Balance at beginning of year	$484,967	$287,181
Accrual for positions taken in a prior year	211,291	170,808
Accrual for positions taken in current year	60,214	49,439
Reversals due to lapse of statute of limitations	(37,091)	(22,461)
Decreases for positions taken in a prior year	(38,423)	—

Balance at end of year	$680,958	$484,967

Interest	$41,284	$11,120
Penalties	42,910	20,923
Net of tax attributes	(15,519)	(52,609)

Total at end of year	$749,633	464,401

Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. During 2021 and 2020, the Company recognized interest of $30,164 and $11,120, respectively, and penalties of $21,987 and $20,923, respectively. As of December 31, 2021 and 2020, interest and penalties of $84,194 and $32,043, respectively, have been accrued. The Company files federal income tax returns in the United States and various state jurisdictions. As of December 31, 2021, the Company’s statutes of limitations are open for most federal and state filings for the years ended December 31, 2018 through December 31, 2021. Net operating loss and credit carryforwards from all years are subject to examination and adjustments for the three years following the year in which the carryforwards are utilized. The Company is not currently undergoing any federal or state income tax examinations.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted and signed into law in response to coronavirus disease 2019 (“COVID-19”). The CARES Act, among other things, included several significant provisions that impacted corporate taxpayers’ accounting for income taxes. Prior to the enactment of the CARES Act, the 2017 Tax Cuts and Jobs Act generally eliminated the ability to carryback net operating losses (“NOLs”) and permitted the NOLs arising in tax years beginning after December 31, 2017 to be carried forward indefinitely, limited to 80% of the taxpayer’s income. The CARES Act amended the NOL rules, suspending the 80% limitation on the utilization of NOLs generated after December 31, 2017 and before January 1, 2021. Additionally, the CARES Act allows corporate NOLs arising in taxable years beginning after December 31, 2017 and before January 1, 2021, to be carried back to each of the five taxable years preceding the taxable year of the loss. Also, the CARES Act allows companies to defer making certain payroll tax payments until future years. There was no impact to the financial statements due to the enactment of the CARES Act.

11.    Accrued Expenses

The Company accrues expenses related to payroll, taxes, rent, and other expenses within accrued expenses. The table below provides detail of the accrued expenses as December 31:

	2021	2020
Accrued payroll, bonus, and employee benefits	$2,098,907	$1,466,698
Accrued warrant liability	1,989,478	—
Accrued sales taxes payable	1,368,157	691,953
Other accrued expenses	1,009,846	809,410
Accrued taxes payable	95,157	1,084,631
Deferred rent	44,962	—

Accrued expenses	$6,606,507	$4,052,692

12.     Retirement Plan

The Company maintains a defined contribution 401(k) plan, whereby employees meeting certain requirements are eligible to participate. Eligible participants may contribute a portion of their compensation to the plan. The Company may make matching contributions in a percentage set by the Company each plan year. Discretionary contributions may be made at the option of the Company. The Company contributed $298,671 in 2021, $272,211 in 2020, and $245,016 in 2019.

13.    Stock Incentive Plan

In August 2016, the Company adopted the 2016 Equity Incentive Plan (the “2016 Plan”) in which incentive equity awards were authorized to be issued to key employees, officers, directors, and consultants of the Company. Under the terms of the 2016 Plan a maximum of 6,287,732 shares of common stock are available for issuance. The Company may grant shares of common stock in the form of incentive stock options, nonqualified stock options, restricted stock grants, non-restricted stock grants or restricted stock units. Options granted under the 2016 Plan have a term of ten years and vest over a period of up to 48 months, subject to modification by the Board of Directors. The exercise price of the options may not be granted at a price less than 100% of the fair value of the common stock on the date of grant. In August 2017, the Company terminated the 2016 Plan and all shares available for issuance were rolled into the 2017 Plan. As of December 31, 2021, there were 275,000 awards outstanding and no shares available for issuance under the 2016 Plan.

In August 2017, the Company adopted the 2017 Equity Incentive Plan (the “2017 Plan”) in which incentive equity awards were authorized to be issued to key employees, officers, directors, and consultants of the Company. Under the terms of the 2017 Plan a maximum of 8,785,330 shares of common stock are available for issuance and future cancellations and forfeitures from the 2016 Plan role into the available pool automatically. The Company may grant shares of common stock in the form of incentive stock options, nonqualified stock options, restricted stock grants, non-restricted stock grants or restricted stock units. Options granted under the 2017 Plan have a term of ten years and vest over a period of up to 60 months, subject to modification by the Board of Directors. The exercise price of the options may not be granted at a price less than 100% of the fair value of the common stock on the date of grant. As of December 31, 2021, there were 2,568,372 awards outstanding and 307,053 shares available for issuance under the 2017 Plan.

Stock based compensation expense of $28,493, $37,644, and $63,510 for stock options was recorded in general and administrative expenses in the accompanying consolidated statement of income for the periods ending December 31, 2021, 2020, and 2019, respectively. At December 31, 2021, there was $61,536 of total compensation expense related to stock-based awards granted under the plans that will be recognized from 2022 through 2025. The compensation expense of $61,536 is expected to be recognized over a weighted average period of 3.07 years.

The grant-date fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option pricing model. The weighted average grant date fair value of options granted during the years-ended December 31, 2021, 2020, and 2019 was $0.09, $0.02, and $0.02 respectively. The Company uses a simplified method to estimate the expected term of the options. The Company utilizes a divided yield rate of 0% as it does not expect to issue dividends. Since the Company’s shares are not publicly traded, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve at the date of grant. The weighted average assumptions for 2021, 2020, and 2019 grants are as follows:

	2021	2020	2019
Valuation assumptions:
Expected dividend yield	0%	0%	0%
Expected volatility	36%	35%	32%
Expected term (years)	7.0	7.0	6.1
Risk free interest rate	0.60%	0.27%	1.5%

Stock option activity during the year ended December 31, 2021 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Intrinsic Value
Balance at December 31, 2020	4,714,617	$0.08	7.6	(42,580)
Granted	485,500	0.24
Exercised	(1,997,681)	0.04
Forfeited	(359,064)	0.07

Balance at December 31, 2021	2,843,372	$0.14	7.3	5,767,781

Exercisable as of December 31, 2021	1,488,572	$0.17	6.2	2,985,483

The weighted average grant date fair value of options exercised during 2021, 2020 and 2019 was $0.24, $0.07, and $0.07, respectively. The intrinsic value of options exercised during 2021, 2020, and 2019 was $192,231, $8,597, and $100,696, respectively. The fair value of shares vested during 2021, 2020, and 2019 was $358,287, $146,424, and $151,949, respectively.

14.    Earnings per Share

Earnings Per Share (“EPS”) is calculated under the two-class method under which all earnings (distributed and undistributed) are allocated to each class of common stock and participating securities based on their respective rights to receive dividends. Series A-1 and A-2 Preferred Stock are entitled to receive nonforfeitable dividends equivalent to the dividends paid to the holders of Common Stock; the preferred shares meet the definition of participating securities. The following table presents the calculation of basic and diluted EPS for the year ended December 31, 2021.

2021
Basic and Diluted Earnings per Share
Net loss applicable to common equity	$(526,590)
Less: undistributed earnings allocated to participating securities	—
Less: deemed dividend to preferred shareholders	(32,451,002)
Net loss applicable to common stockholders	(32,977,592)

Total weighted-average common shares outstanding	10,797,483
Total weighted average warrant common shares added to basic EPS	980,506
Total weighted-average basic shares outstanding	11,777,989
Net loss per share, basic and diluted	$(2.80)

Certain classifications of equity awards were excluded from the computation of dilutive EPS because inclusion of these awards would have had an anti-dilutive effect. The following table reflects the awards excluded:

Employee stock options	2,612,413
Conversion of preferred shares	32,076,680

The following table presents the calculation of basic and diluted EPS for the years ended December 31, 2020 and 2019.

	2020	2019
Basic Earnings per Share
Net income applicable to common equity	$6,654,082	$3,153,433
Less: undistributed earnings allocated to participating securities	(5,002,855)	(2,501,279)

Net income applicable to common stockholders	1,651,227	652,154

Total weighted-average common shares outstanding	9,606,626	7,382,782
Total weighted average warrant common shares added to basic EPS	980,506	980,506

Total weighted-average basic shares outstanding	10,587,132	8,363,288
Net income per share	$0.16	$0.08

Diluted Earnings per Share
Net income applicable to common equity	$1,651,227	$652,154
Add: undistributed earnings allocated to participating securities	5,002,855	2,501,279

Diluted net income applicable to common stockholders	6,654,082	3,153,433

Total weighted-average basic shares outstanding	10,587,132	8,363,288
Add: employee stock options	1,413,709	2,405,008
Add: conversion of preferred shares	32,076,680	32,076,680

Total weighted-average diluted shares outstanding	44,077,521	42,844,976
Net income per share	$0.15	$0.07

15.    Related Party Transactions

As discussed further in Note 4, the Company has a convertible debt loan due to several stockholders. The Company did not pay any loan fees or interest on the convertible debt loan to its stockholders in the years ended December 31, 2021, 2020, and 2019.

Additionally, the Company recognized $1,235,751, $1,403,395, and $896,604 in revenue from contracts with affiliates of a minority stockholder and recognized $516,283, $565,611, and $0 in expense from contracts with affiliates of majority stockholders during 2021, 2020, and 2019, respectively. For the year ended December 31, 2021, expense of $501,170 was recorded in cost of services, $3,203 was recorded in sales and marketing, and $11,910 was recorded in general and administrative in the consolidated statements of income. For the year ended December 31, 2020, $565,611 was recorded in cost of services in the consolidated statements of income.

As discussed further in Note 4, the Company had a Related Party Loan from a minority stockholder. The Company paid interest to the related party of $0, $805,944, and $960,556 in 2021, 2020, and 2019, respectively. The stockholder also received stock warrants to purchase shares of common and preferred stock in conjunction with the debt. See Note 4 and Note 9 for additional details.

16.    Fair Value Measurements

The Company used the following methods and significant assumptions to estimate fair value for certain liabilities measured and carried at fair value on a recurring basis:

Convertible debt — The fair value is calculated taking into consideration the original term to maturity, weighing the possible outcomes and the current yield for similar debt. The present value of future cash flows is then calculated utilizing market-based discount rate assumptions.

	As of December 31, 2021
	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$17,985,874	$—	$—

Total fair value of assets measured on a recurring basis	$17,985,874	$—	$—

Liabilities
Warrant liability	$—	$—	$1,989,478
Convertible debt	—	—	2,444,924

Total fair value of liabilities measured on a recurring basis	$—	$—	$4,434,402

	As of December 31, 2020
	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$14,742,621	$—	$—

Total fair value of assets measured on a recurring basis	$14,742,621	$—	$—

Liabilities
Convertible debt	$—	$—	$1,732,686

Total fair value of liabilities measured on a recurring basis	$—	$—	$1,732,686

The following table presents additional information about financial assets measured at fair value on a recurring basis for which the Company used significant unobservable inputs (Level 3):

	Convertible Debt
	2021	2020
Balance, beginning of period	$1,732,686	$1,552,074
Loss from change in fair value	712,238	180,612

Balance, end of period	$2,444,924	$1,732,686

The convertible debt was valued using the fair value option and is a level 3 measured instrument. See Note 5 Convertible Debt Loan for further information. The Company elected to use the fair value option. The fair value was determined based upon a scenario-based approach that considers the provisions of the convertible debt. The following table outlines the significant unobservable inputs as of December 31, 2021 and 2020:

	Assumption
Unobservable input	2021	2020
Probabilities of conversion provisions	75%	25%
Estimated timing of conversion	.97 years	1.97 years
Time period to maturity	.97 years	1.97 years
Risk-adjusted discount rate	23.26%	23.26%

The following table presents additional information about financial assets measured at fair value on a recurring basis for which the Company used significant unobservable inputs (Level 3):

Warrant Liability
2021
Balance, beginning of period	$—
Warrant reclassification	46,250
Loss from change in fair value	1,943,228

Balance, end of period	$1,989,478

Common Stock Warrant Unobservable input	Assumption
2021
Volatility rate	33%
Term	4 years
Discount rate	1.12%

Preferred Stock Warrant Unobservable input	Assumption
2021
Volatility rate	33%
Term	7 years
Discount rate	1.44%

Impacts in prior periods were immaterial.

17.    Commitments and Contingencies

From time to time, the Company may become involved in routine litigation arising in the ordinary course of business. While the results of such litigation cannot be predicted with certainty, management believes that the final outcome of such matters is not likely to have a material effect on the Company’s financial position or results of operations or cash flows.

The Company has entered a non-cancellable purchase commitment of $32,414,142 related to six months of outsourced credit monitoring services provided to the Company’s largest customer as of December 31, 2021. This commitment amount and length is determined by the customer’s exercise of annual option periods.

18.    Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, April 8, 2022, and concluded that there are no material subsequent events which would require adjustment to or disclosure in the accompanying financial statements.

ZeroFox, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

	July 31,	January 31,
(in thousands, except share data)	2022	2022
Assets
Current assets:
Cash and cash equivalents	$2,803	$10,274
Accounts receivable, net of allowance for doubtful accounts of $61 and $68, respectively	14,210	17,046
Deferred contract acquisition costs, current	4,918	4,174
Prepaid expenses and other assets	2,859	1,276

Total current assets	24,790	32,770
Property and equipment, net of accumulated depreciation of $2,174 and $2,022, respectively	609	694
Capitalized software, net of accumulated amortization of $3,972 and $3,657, respectively	1,082	914
Deferred contract acquisition costs, net of current portion	6,854	7,481
Acquired intangible assets—net of accumulated amortization of $5,519 and $3,940, respectively	12,631	14,210
Goodwill	35,002	35,002
Other assets	341	319

Total assets	$81,309	$91,390

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$4,333	$4,276
Accrued compensation, accrued expenses, and other current liabilities	4,302	7,020
Current portion of long-term debt	6,094	5,970
Deferred revenue, current	36,019	29,532

Total current liabilities	50,748	46,798
Deferred revenue—net of current portion	6,326	9,299
Long term debt—net of deferred financing costs of $1,866 and $1,627, respectively	52,327	45,503
Warrants	7,387	10,709

Total liabilities	116,788	112,309
Commitments and contingencies
Redeemable convertible preferred stock	138,129	132,229
Stockholders’ deficit
Common stock, $0.00001 par value; 319,462,878 authorized shares; 43,285,001 and 42,892,897 shares issued and outstanding, respectively	—	—
Additional paid-in capital	4,829	3,873
Accumulated deficit	(178,278)	(156,820)
Accumulated other comprehensive loss	(159)	(201)

Total stockholders’ deficit	(173,608)	(153,148)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$81,309	$91,390

See notes to condensed consolidated financial statements

ZeroFox, Inc. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Loss (Unaudited)

	For the Six Months Ended July 31,
(in thousands, except share data)	2022	2021
Revenue	$28,743	$22,690
Cost of revenue	8,729	7,733

Gross profit	20,014	14,957
Operating expenses
Research and development	8,023	5,457
Sales and marketing	18,363	14,044
General and administrative	9,985	5,870

Total operating expenses	36,371	25,371
Loss from operations	(16,357)	(10,414)

Other (expense) income
Interest expense, net	(2,931)	(1,512)
Change in fair value of warrant liability	(2,059)	(5,320)

Total other expense	(4,990)	(6,832)

Loss before income taxes	(21,347)	(17,246)
Income taxes	111	56

Net loss after tax	$(21,458)	$(17,302)

Net loss per share attributable to common stockholders, basic and diluted	$(0.50)	$(0.41)

Weighted-average shares used in computation of net loss per share attributable to common stockholders, basic and diluted:	43,038,331	41,953,610

Other comprehensive income (loss)
Foreign currency translation	42	(49)

Total other comprehensive income (loss)	42	(49)
Total comprehensive loss	$(21,416)	$(17,351)

See notes to condensed consolidated financial statements

ZeroFox, Inc. and Subsidiaries

Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit (Unaudited)

	Redeemable Convertible Preferred Stock																								Accumulated Other Comprehensive Income
(in thousands, except for share data)	Series E Redeemable Convertible Preferred Stock		Series D-2 Redeemable Convertible Preferred Stock		Series D-1 Redeemable Convertible Preferred Stock		Series D Redeemable Convertible Preferred Stock		Series C-1 Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series A Redeemable Convertible Preferred Stock		Series Seed Redeemable Convertible Preferred Stock		Total Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit		Stockholders’ Deficit
Balance—January 31, 2021	12,006,090	25,409	993,868	1,451	5,878,303	8,171	13,871,547	21,067	11,376,115	13,979	21,124,699	19,899	26,914,949	22,047	15,997,285	10,159	9,198,372	2,208	117,361,228	124,390	41,904,944	—	2,975	(118,381)	(123)	(115,529)

Issuance of Series E convertible preferred stock	3,221,347	7,839	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,221,347	7,839	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	320	—	—	320
Exercise of options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	103,108	—	22	—	—	22
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(17,302)	—	(17,302)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(48)	(48)

Balance—July 31, 2021	15,227,437	$33,248	993,868	$1,451	5,878,303	$8,171	13,871,547	$21,067	11,376,115	$13,979	21,124,699	$19,899	26,914,949	$22,047	15,997,285	$10,159	9,198,372	$2,208	120,582,575	$132,229	42,008,052	$—	$3,317	$(135,683)	$(171)	$(132,537)

Balance—January 31, 2022	15,227,437	33,248	993,868	1,451	5,878,303	8,171	13,871,547	21,067	11,376,115	13,979	21,124,699	19,899	26,914,949	22,047	15,997,285	10,159	9,198,372	2,208	120,582,575	132,229	42,892,927	—	3,873	(156,820)	(201)	(153,148)

Exercise of warrants	539,576	3,043	—	—	—	—	—	—	506,490	2,857	—	—	—	—	—	—	—	—	1,046,066	5,900
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	852	—	—	852
Exercise of options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	392,074	—	104	—	—	104
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(21,458)	—	(21,458)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	42	42

Balance—July 31, 2022	15,767,013	$36,291	993,868	$1,451	5,878,303	$8,171	13,871,547	$21,067	11,882,605	$16,836	21,124,699	$19,899	26,914,949	$22,047	15,997,285	$10,159	9,198,372	$2,208	121,628,641	$138,129	43,285,001	$—	$4,829	$(178,278)	$(159)	$(173,608)

See notes to condensed consolidated financial statements

ZeroFox, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

	For the Six Months Ended July 31,
(in thousands)	2022	2021
Cash flows from operating activities:
Net loss	$(21,458)	$(17,301)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	317	236
Amortization of software development costs	315	289
Amortization of acquired intangible assets	1,579	1,444
Stock-based compensation and consulting expense	852	320
Provision for bad debts	(7)	10
Change in fair value of warrants	2,059	5,320
Change in fair value of contingent consideration	—	(32)
Noncash interest expense	523	197
Changes in operating assets and liabilities:
Accounts receivable	2,844	1,991
Deferred contract acquisition costs	(117)	461
Prepaid expenses and other assets	(1,583)	(1,181)
Accounts payable, accrued compensation, accrued expenses, and other current liabilities	(2,660)	(356)
Deferred revenue	3,514	77
Other liabilities	(22)	—

Net cash used in operating activities	(13,844)	(8,525)
Cash flows from investing activities:
Business acquisition	—	(4,270)
Purchases of property and equipment	(245)	(322)
Capitalized software	(483)	(353)

Net cash used in investing activities	(728)	(4,945)
Cash flows from financing activities:
Exercise of stock options	104	21
Proceeds from issuance of debt, net of issuance costs paid in cash of $88 and $36, for the six months ended July 31, 2022 and 2021, respectively	7,412	4,964
Repayment of debt	(469)	—

Net cash provided by financing activities	7,047	4,985
Foreign exchange translation adjustment	54	(45)

Net change in cash, cash equivalents, and restricted cash	(7,471)	(8,530)
Cash, cash equivalents, and restricted cash at beginning of year	10,374	13,864

Cash, cash equivalents, and restricted cash at end of year	$2,903	$5,334

Supplemental Cash Flow Information:
Cash paid for interest	$2,266	$1,235
Cash paid for income taxes	50	29
Non-cash investing and financing activities:
Exercise of warrants	$5,900	$—
Issuance of warrants along with issuance of debt	519	—
Issuance of redeemable convertible preferred stock in connection with acquisition	—	7,839

See notes to condensed consolidated financial statements

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows (in thousands).

	July 31, 2022	July 31, 2021
Cash and cash equivalents	$2,803	$5,234
Restricted cash included in other assets	100	100

Total cash, cash equivalents, and restricted cash shown in the condensed consolidated statements of cash flows	$2,903	$5,334

See notes to condensed consolidated financial statements

ZEROFOX, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

The accompanying condensed consolidated financial statements include the assets, liabilities, revenues, expenses, and cash flows of ZeroFox, Inc., ZeroFox’s, Inc.’s subsidiaries, and the acquired sets of assets and activities obtained by ZeroFox, Inc. that are accounted for as business combinations (collectively, the “Company”) under accounting principles generally accepted in the United States of America (US GAAP).

The Company provides digital risk protection services and safeguards modern organizations from dynamic security risks across social, mobile, surface, deep web, dark web, email, and collaboration platforms. Using diverse data sources and artificial intelligence-based analysis, the ZeroFox platform identifies and remediates targeted phishing attacks, credential compromise, data exfiltration, brand hijacking, executive and location threats, and more. The patented ZeroFox Software as a Service (“SaaS”) technology processes and protects electronic posts, messages, and accounts daily across the social and digital landscape, spanning social media platforms, mobile app stores, the deep web, dark web, domains, and more. The Company offers its services on a subscription basis.

On December 17, 2021, the Company entered into a business combination agreement (the “Business Combination Agreement”) with L&F Acquisition Corp. (“L&F”), which was a Special Purpose Acquisition Company (a “SPAC”), and ID Experts Holdings, Inc. (“IDX”). Pursuant to the Business Combination Agreement, ZeroFox became a wholly-owned subsidiary of L&F (the “Business Combination”).

On August 3, 2022, the Business Combination, as contemplated in the Business Combination Agreement with L&F and IDX, was completed (See Note 10). In connection with the Business Combination, L&F renamed itself ZeroFox Holdings, Inc. (“New ZeroFox”)

Segment Information—Operating segments are defined as components of an enterprise for which discrete financial information is made available for evaluation by the chief operating decision maker (“CODM”) in making decisions regarding resource allocation and assessing performance. The CODM is the Company’s chief executive officer. The CODM views the Company’s operations and manages its activities as a single operating segment, which is the business of providing cybersecurity intelligence, analytics, and protection services to its customers. The Company’s assets are primarily located in the United States.

Liquidity and Going Concern—For the six months ended July 31, 2022 and 2021, the Company incurred net losses of $21.5 million and $17.3 million, respectively, and incurred negative cash flows from operating activities of $13.8 million and $8.6 million, respectively. The Company has incurred operating losses since inception and continues to face significant risks associated with successful execution of the Company’s business plan that include, but are not limited to, customer acquisition, competition, market risk, and liquidity risk. The Company has historically funded its operations through the issuance of redeemable convertible preferred stock (see Note 2) and debt (see Note 5). The Company evaluated its financial condition as of July 31, 2022 and determined it is probable that, without consideration of a remediation plan to refinance or renegotiate existing debt facilities, raise new sources of capital, or completion of the Business Combination with L&F, the Company would be unable to meet working capital shortfalls in the next twelve months from the date the condensed consolidated financial statements are available to be issued, and there is substantial doubt about the Company’s ability to continue as a going concern.

On August 3, 2022, the Business Combination, as contemplated in the Business Combination Agreement with L&F and IDX, was consummated resulting in the Company becoming a wholly-owned subsidiary of L&F.

The condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business and does not include any adjustments to reflect the outcome of this uncertainty.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying condensed consolidated financial statements have been prepared in accordance with US GAAP as set forth by the Financial Accounting Standards Board (FASB). References to US GAAP issued by the FASB in these notes to the consolidated financial statements are to the FASB Accounting Standards Codifications (“ASC”).

Unaudited Interim Financial Information—The interim condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”) and are unaudited. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures contained herein are adequate to make the information presented not misleading. The interim condensed financial statements included herein reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the balance sheet, comprehensive loss, and cash flows for the interim periods presented. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes for the year ended January 31, 2022. The condensed consolidated statement of comprehensive loss for the six months ended July 31, 2022 is not necessarily indicative of the results to be anticipated for the entire year ending January 31, 2023, or thereafter. All references to July 31, 2022 and 2021 in the notes to condensed consolidated financial statements are unaudited.

Emerging Growth Company Status—The Company is an “emerging growth company,” (“EGC”) as defined in the Jumpstart Our Business Startups Act, (the “JOBS Act”), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. The Company may take advantage of these exemptions until it is no longer an EGC under Section 107 of the JOBS Act and has elected to use the extended transition period for complying with new or revised accounting standards. As a result of this election, the Company’s financial statements may not be comparable to companies that comply with public company Financial Accounting Standards Board (“FASB”) standards’ effective dates.

The Company completed its merger with L&F on August 3, 2022. The Company will be considered a variable interest entity (“VIE”) with L&F as the primary beneficiary of the VIE. Accordingly, the Business Combination will be accounted for as a forward merger of the Company by and into L&F. Refer to Note 10 for more information regarding the Business Combination. The surviving company will remain an emerging growth company until the earliest of (i) the last day of the Company’s first fiscal year following the fifth anniversary of the completion of L&F’s initial public offering, (ii) the last day of the fiscal year in which the Company has total annual gross revenue of at least $1.07 billion, (iii) the last day of the fiscal year in which the Company is deemed to be a large accelerated filer, which means the market value of the Company’s common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th or, (iv) the date on which the Company has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Principles of Consolidation—The accompanying condensed consolidated financial statements include the accounts of ZeroFox and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of the accompanying condensed consolidated financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities within these condensed consolidated financial statements. Significant estimates and judgments include but are not limited to: (1) revenue recognition, (2) capitalization of internally developed software costs, (3) forecasts and assumptions used in determining the fair value of stock-based compensation, (4) valuation of assets acquired and liabilities assumed in business combinations, (5) useful lives of contract acquisition costs, (6) warrant valuation, (7) valuation of the Company’s stock, and (8) valuation allowances associated with deferred tax assets. Management bases its estimates and assumptions on historical experience, expectations, forecasts, and on various other factors that are believed to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ results of prior periods.

Revenue Recognition—The Company derives its revenue from providing its customers with subscription access to the Company’s enterprise cloud platform (“subscription revenue”) and from professional services (“professional services revenue”).

The Company generates cloud-based subscription revenue primarily from sales of subscriptions to access the ZeroFox cloud platform, together with related support and intelligence services to customers. These arrangements do not provide the customer with the right to take possession of the Company’s software operating on its cloud platform at any time. These arrangements represent a combined, stand-ready performance obligation to provide access to the software together with related support and intelligence services. Customers are granted continuous access to the Company’s cloud platform over the contractual period. Revenue is recognized over time on a ratable basis over the contract term beginning on the date that the Company’s service is made available to the customer. The Company’s cloud-based subscription contracts generally have terms of one to three years, which are billed in advance and are noncancelable.

The Company offers several types of professional services, including security advisory and training services. All of the Company’s professional services are considered distinct performance obligations from the cloud-based subscriptions services within the context of the Company’s contracts. Revenue is recognized over time when the customers benefit from the services as performed or as control of the promised services is transferred to the customer, as this reflects the pattern of transfer for these professional services. These contracts are most often fixed fee arrangements and less frequently arrangements that are billed at hourly rates. These contracts normally have terms of one year or less.

Subscription revenue was 96% and 95% of total revenue for the six months ended July 31, 2022 and 2021, respectively.

Reseller Arrangements—The Company enters into arrangements with third parties that allow those parties to resell the Company’s services to end users. The partners negotiate pricing with the end customer and the Company does not have visibility into the price paid by the end customer. For these arrangements, revenue is recognized at the amount charged to the reseller and does not reflect any mark-up to the end user.

As of July 31, 2022, the Company has approximately $57.4 million of revenue that is expected to be recognized from remaining performance obligations that are unsatisfied (or partially unsatisfied) under non-cancelable contracts. Of this $57.4 million, the Company expects to recognize revenue of approximately $42.1 million in the period August 2022 through July 2023, approximately $11.4 million in the period August 2023 through July 2024, and approximately $3.9 million thereafter.

Disaggregation of Revenue—The table below provides revenues earned by line of service for the six months ended July 31, 2022 and 2021 (in thousands).

Revenue Line	2022	2021
Subscription revenue	$27,468	$21,556
Professional services	1,275	1,134

Total	$28,743	$22,690

The table below provides revenues earned based on geographic locations of our customers for the six months ended July 31, 2022 and 2021 (in thousands).

Country	2022	2021
United States	$21,557	$17,251
Other	7,186	5,439

Total	$28,743	$22,690

Goodwill and Intangible Assets—Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed when a business is acquired. The valuation of intangible assets and goodwill involves the use of management’s estimates and assumptions and can have a significant impact on future operating results. The Company initially records its intangible assets at fair value. Intangible assets with finite lives are amortized over their estimated useful lives while goodwill is not amortized but is evaluated for impairment at least annually. Goodwill is evaluated for impairment beginning on November 1 of each year or when an assessment of qualitative factors indicates an impairment may have occured. The quantitative assessment includes an analysis that compares the fair value of a reporting unit to its carrying value including goodwill recorded by the reporting unit.

The Company has a single reporting unit. Accordingly, the impairment assessment for goodwill is performed at the enterprise level. Goodwill is reviewed for possible impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. The Company initially assesses qualitative factors to determine if it is necessary to perform the goodwill impairment review. Goodwill is reviewed for impairment if, based on an assessment of the qualitative factors, it is determined that it is more likely than not that the fair value of the reporting unit is less than its carrying value, or the Company decides to bypass the qualitative assessment. The carrying value of the reporting unit is reviewed utilizing a combination of the discounted cash flow model and a market value approach. The estimated fair value of a reporting unit is determined based on assumptions regarding estimated future cash flows, discount rates, long-term growth rates, and market values. Additionally, the Company considers income tax effects from any tax-deductible goodwill (if applicable) on the carrying amount of the reporting unit when measuring the goodwill impairment loss.

The Company monitors for events and circumstances that could negatively impact the key assumptions in determining fair value, including long-term growth projections, profitability, discount rates, volatility in the Company’s market capitalization, general industry, and market and macro-economic conditions. It is possible that future changes in such circumstances, or in the variables associated with the judgments, assumptions, and estimates used in assessing the fair value of the reporting unit would require the Company to record a non-cash impairment charge.

The Company completed its annual assessment on November 30, 2021, and there was no impairment of goodwill at the assessment date. There were no events or circumstances that occurred during the six month period ended July 31, 2022, and through the date these condensed consolidated financial statements were available to be issued, that indicated that goodwill might be impaired.

Fair Value of Financial Instruments—ASC 820-10, Fair Value Measurements and Disclosures: Overall, defines fair value, establishes a fair value hierarchy for assets and liabilities measured at fair value, and expands required disclosures about fair value measurements. The fair value of an asset and liability is defined as an exit price and represents the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The three-tier fair value hierarchy, which prioritizes the inputs used to measure fair value, is as follows:

Level 1—Inputs are quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company’s assessment of the significance of an input to the fair value measurement requires judgment and may affect the valuation of the asset or liability being measured and its placement within the fair value hierarchy. The Company effectuates transfers between levels of the fair value hierarchy, if any, as of the date of the actual circumstance that caused the transfer.

Certain assets and liabilities, including goodwill and intangible assets, are subject to measurement at fair value on a non-recurring basis if there are indicators of impairment or if they are deemed to be impaired as a result of an impairment review.

As of July 31, 2022 and January 31, 2022, respectively, the Company had warrant liabilities measured based on Level 3 inputs. A summary of the changes in the fair value of warrants for the six months ended July 31, 2022 and 2021, respectively, is as follows (in thousands):

Warrant liability—January 31, 2021	$2,806
Issuance of warrants	—
Loss due to change in fair value of warrants	5,320

Warrant liability—July 31, 2021	$8,126

Warrant liability—January 31, 2022	$10,709
Issuance of warrants	519
Exercise of warrants	(5,900)
Loss due to change in fair value of warrants	2,059

Warrant liability—July 31, 2022	$7,387

The assumptions used to value the warrants are described in Note 6.

The carrying amounts of accounts receivable, accounts payable, accrued expenses, and debt approximate fair value because of the short maturity terms of these instruments.

Contingent consideration liabilities related to acquisitions are measured at fair value each reporting period using Level 3 unobservable inputs. The Company’s estimates of fair value are based on assumptions believed to be reasonable, but which are uncertain and involve significant judgments by management. Any changes in the fair value of these contingent consideration liabilities are included in general and administrative expenses in the consolidated statements of comprehensive loss. There were no changes in fair value of contingent consideration during the six months ended July 31, 2022, as the contingent consideration liability was settled as of July 31, 2021. A summary of the changes in fair value of contingent consideration for the six months ended July 31, 2021 is as follows (in thousands):

Balance as of January 31, 2021	$7,871
Gain recognized in the consolidated statement of comprehensive loss	(32)
Issuance of redeemable convertible preferred stock	(7,839)

Balance as of July 31, 2021	$—

Transaction Fees—Transaction fees and expenses associated with the Business Combination are being accounted for under the assumption of a forward merger transaction and being expensed as incurred. Accordingly, the Company has recorded approximately $3.2 million and $1.4 million of professional and other transaction fees related to the Business Combination in general and administrative expenses in the Condensed Consolidated Statement of Comprehensive Loss for the six months ended July 31, 2022 and 2021, respectively.

Net Loss Per Share Attributable to Common Stockholders—Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss attributable to common stockholders is computed by adjusting net loss attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period, including potential dilutive common stock. For the purposes of this calculation, outstanding stock options, unvested restricted stock, stock warrants, and redeemable convertible preferred stock are considered potential dilutive common stock and are excluded from the computation of net loss per share as their effect is anti-dilutive.

The following table set forth computation of basic loss per share attributable to common stockholders (in thousands, except share and per share data):

	Six Months Ended July 31,
	2022	2021
Numerator:
Net loss	$(21,458)	$(17,302)

Net loss per share attributable to common stockholders	$(21,458)	$(17,302)

Denominator:
Weighted-average common stock outstanding	43,038,331	41,953,610

Net loss per share attributable to common stockholders—basic and diluted	$(0.50)	$(0.41)

The Company’s redeemable convertible preferred stock and restricted common stock contractually entitle the holders of such shares to participate in dividends but do not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss, such losses are not allocated to such participating securities. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to be outstanding if their effect is anti-dilutive. The following is a summary of the weighted average common stock equivalents for the securities outstanding during the period the respective periods that have been excluded from the computation of diluted net loss per common share, as their effect would be anti-dilutive:

	Six Months Ended July 31,
	2022	2021
Preferred stock, all series (on an as-converted basis)	241,205,423	239,186,969
Common stock options outstanding	22,177,042	19,852,162
Warrants to purchase preferred stock, all series	5,840,764	5,267,696

	269,223,229	264,306,827

Redeemable convertible preferred stock—The Series Preferred is not mandatorily redeemable. The Series Preferred is contingently redeemable upon the occurrence of a deemed liquidation event and a majority vote of the holders of Series Preferred and Series Seed to redeem all outstanding shares of the Company’s redeemable convertible preferred stock. The contingent redemption upon the occurrence of a deemed liquidation is not within the Company’s control and therefore the Series Preferred is classified outside of permanent equity in mezzanine equity on the Company’s condensed consolidated balance sheets.

The redeemable convertible preferred stock was automatically converted into common stock immediately prior to the closing of the Business Combination and then converted into shares of New ZeroFox common stock.

Liquidation Rights—In the event of any liquidation or dissolution of the Company (“Liquidation Event”), the holders of common stock are entitled to the remaining assets of the Company legally available for distribution after the payment of the full liquidation preference for all series of outstanding redeemable convertible preferred stock (“Preferred Stock”).

The Company’s redeemable convertible preferred stock consists of (in thousands except share data):

	July 31, 2022		January 31, 2022
	Shares Issued and Outstanding	Amount	Shares Issued and Outstanding	Amount
Convertible preferred stock—Series E, $0.00001 par value—authorized 19,033,653 shares; (liquidation preference $28,354,249)	15,767,013	$36,291	15,227,437	$33,248
Convertible preferred stock—Series D, $0.00001 par value—authorized 14,833,942 shares; (liquidation preference $21,222,496)	13,871,547	$21,067	13,871,547	$21,067
Convertible preferred stock—Series D-2, $0.00001 par value—authorized 993,868 shares (liquidation preference $1,216,439)	993,868	$1,451	993,868	$1,451
Convertible preferred stock—Series D-1, $0.00001 par value—authorized shares 5,878,303 (liquidation preference $8,094,053)	5,878,303	$8,171	5,878,303	$8,171
Convertible preferred stock—Series C-1, $0.00001 par value—authorized 16,208,756 shares (liquidation preference $14,037,000)	11,882,605	$16,836	11,376,115	$13,979

	July 31, 2022		January 31, 2022
	Shares Issued and Outstanding	Amount	Shares Issued and Outstanding	Amount
Convertible preferred stock—Series C, $0.00001 par value—authorized 21,124,700 shares (liquidation preference $19,999,999)	21,124,699	$19,899	21,124,699	$19,899
Convertible preferred stock—Series B, $0.00001 par value—authorized 26,914,949 shares (liquidation preference $22,124,088)	26,914,949	$22,047	26,914,949	$22,047
Convertible preferred stock—Series A, $0.00001 par value—authorized 16,122,188 shares (liquidation preference $10,246,261)	15,997,285	$10,159	15,997,285	$10,159
Convertible preferred stock—Series seed, $0.00001 par value—authorized 9,198,372 shares (liquidation preference $2,285,795)	9,198,372	$2,208	9,198,372	$2,208

	121,628,641	$138,129	120,582,575	$132,229

Standards Issued and Adopted—In October 2021, the FASB issued ASU No. 2021-08, Accounting Standards Update No. 2021-08—Business Combinations (Topic 805)—Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which amends ASC 805 to require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. As a result of the amendments, it is expected that an acquirer will generally recognize and measure acquired contract assets and contract liabilities in a manner consistent with how the acquiree recognized and measured them in its preacquisition financial statements. The standard is effective for the Company for annual reporting periods beginning after December 15, 2022, and early adoption is permitted. The Company elected to early adopt ASU No. 2021-08 for fiscal year 2023. There was no impact to the Company’s condensed consolidated financial statements for the six months ended July 31, 2022.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The standard is effective for the Company for annual reporting periods beginning after December 15, 2021, and early adoption is permitted. The Company adopted ASU No. 2019-12 for fiscal year 2023. There was no impact on its condensed consolidated financial statements for the six months ended July 31, 2022.

Standards Issued, but Not Yet Effective—In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This guidance is intended to improve financial reporting about leasing transactions. This ASU affects all companies and other organizations that lease assets. Under Topic 842, the critical determination is whether a contract is or contains a lease because lessees are required to recognize lease assets and lease liabilities for all leases—finance and operating—other than short-term leases. The standard is effective for the Company for annual reporting periods beginning after December 15, 2021, and early adoption is permitted. The Company is currently in the planning stage and will adopt the guidance for the financial statements for the year ending January 31, 2023. Upon adoption, the Company will be required to report operating leases on its consolidated balance sheet for the first time. The Company has begun its adoption efforts, but cannot reasonably estimate the impact to its condensed consolidated financial statements for the year ending January 31, 2023.

In June 2016 the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which amends the accounting for credit losses for most financial assets and certain other instruments. The standard requires that entities holding financial assets that are not accounted for at fair value through net income be presented at the net amount expected to be collected. An allowance for credit losses will be a valuation account that will be deducted from the amortized cost basis of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset. The standard is effective for the Company for annual reporting periods beginning in fiscal year 2024. The Company believes the adoption will not have a material impact on its condensed consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Accounting Standards Update No. 2020-06—Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)—Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. Among other changes, ASU 2020-06 removes the liability and equity separation model for convertible instruments with a cash conversion feature, and as a result, after adoption, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost and convertible preferred stock will be accounted for as a single equity instrument measured at its historical cost, as long as no other features require bifurcation and recognition as derivatives. Additionally, ASU 2020-06 requires the application of the if-converted method for all convertible instruments in the diluted earnings per share calculation and the inclusion of the effect of share settlement for instruments that may be settled in cash or shares, except for certain liability-classified share-based payment awards. The amendments in this ASU are effective for all public entities for fiscal years beginning after December 15, 2021. For all other entities, including ZeroFox, the amendments are effective for fiscal years beginning after December 15, 2023. Accordingly, the Company is planning to adopt the guidance of ASU No. 2020-06 in the year ending January 31, 2024. Or, after successful completion of the Business Combination (see Note 10) the combined, public company will adopt ASU No. 2020-06 for the year ending January 31, 2023. The Company is in the process of evaluating the guidance and the impact it will have on its condensed consolidated financial statements.

3.	FAIR VALUE MEASUREMENTS

The following table sets forth by level, within the fair value hierarchy, the assets/(liabilities) carried at fair value (in thousands):

	Fair value measurements at July 31, 2022 using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant liabilities	$—	$—	$(7,387)	$(7,387)

Total financial liabilities	$—	$—	$(7,387)	$(7,387)

The following table sets forth by level, within the fair value hierarchy, the assets (liabilities) carried at fair value (in thousands):

	Fair value measurements at January 31, 2022 using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant liabilities	$—	$—	$(10,709)	$(10,709)

Total financial liabilities	$—	$—	$(10,709)	$(10,709)

The assumptions used to value the warrants are described in Note 6.

The carrying amounts of accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short maturity terms of these instruments.

4.	ACQUISITIONS

Cyveillance Acquisition—On September 30, 2020, the Company executed an asset purchase agreement with Lookingglass Cyber Solutions, Inc. (“Lookingglass”) and Cyveillance, Inc. (collectively, the “Sellers”) to acquire substantially all of the assets and to assume certain liabilities attributable to Lookingglass’ Cyveillance business unit (the “Cyveillance Acquisition”). The Cyveillance business unit is an intelligence-led cybersecurity solutions provider. The Cyveillance Acquisition allows the Company to further scale its digital risk protection services and expand its threat intelligence capabilities. The Cyveillance Acquisition has been accounted for as a business combination in accordance with ASC 805, Business Combinations. The Company estimated a fair value of the aggregate consideration transferred to effect the Cyveillance Acquisition of $39.2 million, of which $7.2 million was paid in cash, $17.0 million was comprised of 8,110,058 shares of Series E redeemable convertible preferred stock, and $15.0 million was comprised of 10,171,735 shares of Series E redeemable convertible preferred stock held in escrow as contingent consideration.

There was no remaining contingent consideration liability as of July 31, 2022, January 31, 2022, and July 31, 2021. During the six months ended July 31, 2021, the Company released 3,221,347 shares of Series E preferred shares with a fair value of $7.8 million.

5.	DEBT

The tables below summarize key terms of the Company’s debt that was outstanding as of July 31, 2022 and January 31, 2022 (in thousands, except for interest rates).

	As of July 31, 2022
Lender	Stated Interest Rate	Effective Interest Rate	Gross Balance	Unamortized Debt Discount	Unamortized Deferred Debt Issuance Costs	Discount on Note Payable	Net Carrying Value
Stifel Bank	4.50%	6.50%	$15,000	$71	$426	$—	$14,503
Orix Growth Capital, LLC	10.00%	11.87%	37,500	382	987	—	36,131
InfoArmor	5.50%	5.50%	2,813	—	—	182	2,631
PIPE Investors	5.00%	5.00%	5,156	—	—	—	5,156

			$60,469	$453	$1,413	$182	$58,421

				Current portion of long-term debt			$6,094
				Long-term debt			52,327

							$58,421

	As of January 31, 2022
Lender	Stated Interest Rate	Effective Interest Rate	Gross Balance	Unamortized Debt Discount	Unamortized Deferred Debt Issuance Costs	Discount on Note Payable	Net Carrying Value
Stifel Bank	4.50%	6.50%	$15,000	$96	$574	$—	$14,330
Orix Growth Capital, LLC	10.00%	12.13%	30,000	349	608	—	29,043
InfoArmor	5.50%	5.50%	3,281	—	—	213	3,068
PIPE Investors	5.00%	5.00%	5,032	—	—	—	5,032

			$53,313	$445	$1,182	$213	$51,473

				Current portion of long-term debt			$5,970
				Long-term debt			45,503

							$51,473

On February 10, 2022, the Company amended its loan and security agreement with Orix Growth Capital, LCC (Orix) and provided an additional $7.5 million in borrowing. From the amended loan and security agreement with Orix, in February 2022, the Company borrowed $7.5 million, from which it received approximately $7.4 million of proceeds net of issuance cost of $0.1 million, and issued 161,112 warrants to purchase Series E redeemable convertible preferred stock at an exercise price of $1.86205. As of July 31, 2022, the outstanding principal of the loan was $37.5 million.

The terms of the loan and security agreements with Stifel Bank and Orix include financial covenants whereby ZeroFox must be in compliance with the following: a) at any time, the ratio of Total Debt (as defined in the loan and security agreements) to Annual Recurring Revenue (“ARR”) (as defined in the loan and security agreements) shall not be more than 1.00:1.00, and b) the Company shall maintain a minimum ARR, which increases over time, as defined in the loan and security agreements, measured as of the last day of each quarter. The Company was in compliance with its financial covenants as of July 31, 2022.

6.	WARRANTS

The Company, in connection with several loan and security agreements, agreed to issue lenders warrants to purchase common shares, Series A preferred shares, Series B preferred shares, Series C-1 preferred shares, and Series E preferred shares.

In February 2022, along with the amendment to the loan and security agreement with Orix, the Company issued 161,112 warrants to purchase Series E redeemable convertible preferred stock at an exercise price of $1.86205.

On July 28, 2022, the holder of series C-1 warrants exercised their right to purchase redeemable convertible preferred shares. The holder elected to net exercise their warrants resulting in the issuance of 506,490 of series C-1 redeemable convertible preferred shares.

On July 29, 2022, a holder of series E warrants exercised their right to purchase redeemable convertible preferred shares. The holder elected to net exercise their warrants resulting in the issuance of 539,576 of series E redeemable convertible preferred shares.

The initial fair values of the Company’s warrants were determined using a Black-Scholes-Merton model. The assumptions used in estimating the fair values of the Company’s warrants at issuance are as follows:

	At Issuance
Assumptions	Series E Warrants	Series C-1 Warrants	Common Warrants	Series B Warrants	Series A Warrants
Initial Valuation Date:	February 10, 2022, December 8, 2021 & January 27, 2021	June 26, 2019	June 1, 2017	September 1, 2016	May 22, 2015
Exercise price of the warrant	$1.86205	$1.23390	$0.20000	$0.82200	$0.64050
Expected term of the warrant (in years)	10.0	10.0	10.0	10.0	10.0
Price of the underlying share—stay private	$2.20 - $3.79	$1.25	$0.20	$0.82	$0.74
Volatility	36.38% - 40.64%	51.90%	60.00%	60.41%	66.74%
Risk-free rate	0.87% - 2.03%	2.05%	2.21%	1.57%	2.21%

As a result of the potential Business Combination (see Note 10), the Company began utilizing a Probability-Weighted Expected Return Method (“PWERM”) to determining the fair value of the Company’s warrants. The Company utilized a PWERM relying on (1) a Black-Scholes model to value continued operations scenario where the Company remained a private entity and (2) a transaction scenario that reflected the Business Combination.

The assumptions used in estimating the fair values of the Company’s warrants as of July 31, 2022 are as follows:

	July 31, 2022
Assumptions	Series E Warrants	Common Warrants	Series B Warrants	Series A Warrants
Exercise price of the warrant	$1.86205	$0.20000	$0.82200	$0.64050
Price of the underlying share after conversion	$5.64	$2.82	$5.64	$5.64
Expected term of the warrant (in years)	0 - 9.4	0 - 4.8	0 - 4.1	0 - 2.8
Fair value	$3.78	$2.62	$4.82	$5.00
Number of warrants	268,521	1,924,790	146,341	124,903
Liability (in thousands)	$1,015	$5,043	$705	$624

The assumptions used in estimating the fair values of the Company’s warrants as of January 31, 2022 are as follows:

	January 31, 2022
Assumptions	Series E Warrants	Series C-1 Warrants	Common Warrants	Series B Warrants	Series A Warrants
Exercise price of the warrant	$1.86205	$1.23390	$0.20000	$0.82200	$0.64050
Price of the underlying share—stay private	$2.94	$2.76	$1.85	$3.70	$3.70
Volatility	36.71%	36.95%	38.11%	39.30%	44.69%
Risk-free rate	1.78%	1.77%	1.64%	1.57%	1.42%
Price of the underlying share after conversion	$5.64	$5.64	$2.82	$5.64	$5.64
Expected term of the warrant (in years)	0.4 - 9.9	0.4 - 8.2	0.4 - 5.3	0.4 - 4.6	0.4 - 3.3
Fair value	$3.20	$3.71	$2.21	$4.05	$4.21
Number of warrants	912,972	648,350	1,924,790	146,341	124,903
Liability (in thousands)	$2,922	$2,408	$4,260	$593	$526

7.	STOCK-BASED COMPENSATION

On February 1, 2013, the Company adopted the 2013 ZeroFox, Inc. Equity Incentive Plan (the “2013 Plan”). The 2013 Plan, as amended, provides for the issuance of up to 27,802,178 shares of common stock to employees, officers, directors, consultants, and advisors in the form of nonqualified and incentive stock options, unvested stock awards, and other stock-based awards. As of July 31, 2022, there were 230,471 shares of common stock available for issuance under the 2013 Plan.

Stock options are granted at exercise prices not less than the fair value of the stock at the date of grant. The Company determines fair value periodically through independent, third-party valuations based on historical financial information. Options generally vest over four years, with 25% vesting on the first anniversary date of the grant of the option and ratably over the remaining 36 months. Options expire 10 years from the date of grant. The Company intends to issue new shares to satisfy share options upon exercise.

The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires estimates of highly subjective assumptions, which affect the fair value of each stock option.

Expected Volatility—As the Company is privately held and there has been no public market for its common stock to date, the expected volatility is based on the average historical stock price volatility of comparable publicly-traded companies in its industry peer group, financial, and market capitalization data.

Expected Term—The expected term of the Company’s options represents the period that the stock-based awards are expected to be outstanding.

The Company has estimated the expected term of its employee awards using the SAB Topic 14 Simplified Method allowed by the FASB and SEC, for calculating expected term as it has limited historical exercise data to provide a reasonable basis upon which to otherwise estimate expected term. Certain of the Company’s options began vesting prior to the grant date, in which case the Company uses the remaining vesting term at the grant date in the expected term calculation.

Risk-Free Interest Rate—The Company estimates its risk-free interest rate by using the yield on actively traded non-inflation-indexed U.S. treasury securities with contract maturities equal to the expected term.

Dividend Yield—The Company has neither declared nor paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.

Fair Value of Underlying Common Stock—Because the Company’s common stock is not yet publicly traded, the Company must estimate the fair value of common stock. The Board of Directors considers numerous objective and subjective factors to determine the fair value of the Company’s common stock at each meeting in which awards are approved. The factors considered include, but are not limited to: (i) the results of contemporaneous independent third-party valuations of the Company’s common stock; (ii) the prices, rights, preferences, and privileges of the Company’s Convertible Redeemable Preferred Stock relative to those of its common stock; (iii) the lack of marketability of the Company’s common stock; (iv) actual operating and financial results; (v) current business conditions and projections; (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions; and (vii) precedent transactions involving the Company’s shares.

The Company used the following weighted-average assumptions to estimate the fair value of stock options:

	July 31,
Assumptions	2022	2021
Weighted-average risk-free rate	1.48%	1.45%
Weighted-average expected term of the option (in years)	6.07	5.99
Weighted-average expected volatility	38.92%	37.84%
Weighted-average dividend yield	0.00%	0.00%

A summary of option activity for the six months ended July 31, 2022, is as follows (Aggregate Intrinsic Value in thousands):

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of February 1, 2022	21,715,815	$0.4398	6.29	$51,688
Granted	1,214,500	$2.3920
Exercised	(392,450)	$0.2659
Cancelled	(251,159)	$1.4682

Outstanding as of July 31, 2022	22,286,706	$0.5376	6.45	$50,866

Vested as of July 31, 2022	14,784,495	$0.2660	5.41	$37,759

Vested and expected to vest as of July 31, 2022	19,660,894	$0.4661	6.18	$46,279

The weighted-average grant-date fair value of options granted during the six months ended July 31, 2022 and 2021 was $1.0000 and $0.5040, respectively. The total intrinsic value of options exercised during the six months ended July 31, 2022 and 2021 was $1.0 million and $0.2 million, respectively.

Unrecognized compensation cost related to option-based compensation arrangements granted under the Plan totaled $4.3 million as of July 31, 2022. The unrecognized compensation cost as of July 31, 2022 is expected to be recognized over a weighted-average remaining period of 2.91 years. The total fair value of the common stock options that vested during the six months ended July 31, 2022, was $0.6 million.

Stock-Based Compensation Expense—The Company recognized noncash stock-based compensation expense in the accompanying Condensed Consolidated Statements of Comprehensive Loss for the six months ended July 31, 2022 and 2021, which is as follows (in thousands):

	Six Months Ended July 31,
	2022	2021
Cost of revenue	$20	$14
Research and development	111	47
Sales and marketing	215	116
General and administrative	506	143

Total stock-based compensation expense	$852	$320

8.	RELATED PARTY TRANSACTIONS

The Company leases office space in Baltimore, Maryland. The lessor is owned and operated by the Company’s chief executive officer. ZeroFox incurred rent expense of $0.2 million during each of the six months ended July 31, 2022 and 2021. The Company capitalized no leasehold improvements during the six months ended July 31, 2022. The Company capitalized $0.01 million of leasehold improvements during the year ended January 31, 2022. As of July 31, 2022 and January 31, 2022, the Company had leasehold improvements of $0.2 million and $0.2 million, respectively, net of accumulated depreciation of $0.2 million and $0.2 million, respectively. As of July 31, 2022 and January 31, 2022, the Company did not have any prepaid rent. The lessor holds a $0.1 million security deposit that is refundable at the end of the lease term.

As part of the consideration for the Cyveillance Acquisition (see Note 4), the Company issued Series E redeemable convertible preferred stock to Lookingglass. As a result, Lookingglass is a related party of the Company. Effective September 30, 2020, as part of the Cyveillance Acquisition, the Company entered into a sublease agreement with Lookingglass for office space in Reston, Virginia. Under the sublease agreement, the Company incurred rent expense of $0.1 million and $0.1 million for the six months ended July 31, 2022 and 2021, respectively. The initial term of the sublease ended on July 31, 2022 and the Company elected not to renew. During the six months ended July 31, 2022 and the year ended January 31, 2022, the Company did not capitalize any leasehold improvements. As of July 31, 2022 and January 31, 2022, the Company did not have any balance of prepaid or accrued rent for the subleased premises. In addition to the sublease, in connection with the Cyveillance Acquisition, ZeroFox and Lookingglass entered into a transition support agreement. The agreement stipulated that ZeroFox would reimburse Lookingglass for services performed as part of the transition. ZeroFox did not incur expenses under the agreement for the six months ended July 31, 2022. ZeroFox incurred $0.3 million of expenses under the agreement for the six months ended July 31, 2021. As of July 31, 2022 ZeroFox had no accrued liability payable to Lookingglass. As of January 31, 2022, ZeroFox had an accrued liability of $0.2 million that was incurred as a result of the transition support agreement.

The Company accrued $0.1 million of payment-in-kind (PIK) interest for notes payable with related parties during the six months ended July 31, 2022.

9.	COMMITMENTS AND CONTINGENCIES

General Litigation—In the ordinary course of business, the Company is involved in various disputes. In the opinion of management, the amount of liability, if any, resulting from the final resolution of these matters will not have a material impact on the Company’s consolidated financial position, results of operations, or cash flows. The Company was not involved in any pending litigation as of July 31, 2022.

Warranties and Indemnification—The Company’s enterprise cloud platform is typically warranted to perform in a manner consistent with general industry standards that are reasonably applicable and materially in accordance with the Company’s online help documentation under normal use and circumstances.

The Company’s arrangements generally include certain provisions for indemnifying customers against liabilities if its services infringe a third-party’s intellectual property rights. To date, the Company has not incurred any material costs because of such obligations and has not accrued any liabilities related to such obligations in the accompanying condensed consolidated financial statements.

The Company has also agreed to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines, and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person’s service as a director or officer, including any action by the Company, arising out of that person’s services as the Company’s director or officer or that person’s services provided to any other company or enterprise at the Company’s request. The Company maintains director and officer insurance coverage that would generally enable the Company to recover a portion of any future amounts paid. The Company may also be subject to indemnification obligations by law with respect to the actions of its employees under certain circumstances and in certain jurisdictions.

Risks and Uncertainties—The impact of the coronavirus (COVID-19) pandemic, or similar global health concerns, could negatively impact the Company’s operations, suppliers or other vendors, and its customer base. As of the report date, management is not aware of any impacts from quarantines, labor shortages or other disruptions related to COVID-19 that would have a material adverse effect on the Company’s operations. The COVID-19 pandemic did not have a material impact on our financial results.

10.	SUBSEQUENT EVENTS

ZeroFox Merger with L&F Acquisition Corp.—On December 17, 2021, the Company entered into the Business Combination Agreement with L&F.

On August 3, 2022, as contemplated by the Business Combination Agreement, ZeroFox, Inc. became a wholly-owned subsidiary of L&F. In connection with the Business Combination, L&F then changed its name to ZeroFox Holdings, Inc. (“New ZeroFox”).

All shares of ZeroFox Common Stock issued and outstanding immediately before completion of the Business Combination were exchanged for an aggregate of 82,030,308 shares of New ZeroFox Common Stock based upon the exchange ratio of approximately 0.2863 (“the Exchange Ratio”). All outstanding options to purchase shares of ZeroFox Common Stock were assumed by New ZeroFox and converted into comparable options to purchase 6,380,458 shares of New ZeroFox Common Stock based upon the Exchange Ratio. All outstanding warrants to purchase ZeroFox Redeemable Convertible Preferred Stock Series A, B and E and ZeroFox Common Stock were assumed by New ZeroFox and converted into warrants to purchase 860,064 shares of New ZeroFox Common Stock. For warrants to purchase shares of ZeroFox Redeemable Convertible Preferred Stock Series A, B and E, the conversion first considered the conversion ratio of shares of ZeroFox Redeemable Convertible Preferred Stock into shares of ZeroFox Common Stock of 1 to 2 and then applying the Exchange Ratio. The warrants to purchase shares of ZeroFox Common Stock were converted into warrants to purchase shares of New ZeroFox Common Stock by applying the Exchange Ratio. All conversion of warrants assumed a net exercise of the warrants using the treasury stock method and an estimated ZeroFox value per share of approximately $2.86. Subsequent to July 31, 2022, all outstanding warrants assumed by New ZeroFox were net exercised.

New ZeroFox is considered both the legal and accounting acquirer of ZeroFox and accordingly, New ZeroFox will account for the Business Combination as a forward merger of ZeroFox into New ZeroFox. New ZeroFox is considered the accounting acquirer as ZeroFox is deemed to not have sufficient equity at risk to finance its ongoing operations, after consideration of the amount of non-subordinated financial support ZeroFox received as part of the Business Combination. As ZeroFox is not considered to have sufficient equity at risk, it is considered a variable interest entity (a “VIE”). New ZeroFox is considered the primary beneficiary of ZeroFox as VIE since it owns 100% of the shares of ZeroFox following the completion of the Business Combination. New ZeroFox must therefore consolidate ZeroFox as a VIE.

New ZeroFox also acquired IDX as part of the Business Combination Agreement. However, as New ZeroFox is considered the accounting acquirer of ZeroFox, the acquisition of IDX by New ZeroFox is not within the scope of these financial statements.

On August 3, 2022, as a part of the Business Combination, all outstanding principal amounts owned under the loan and security agreement with Orix were repaid from the proceeds of the Business Combination with L&F and IDX. In addition to the repayment of the outstanding principal, the loan and security agreement with Orix required a prepayment penalty of 3% of the outstanding principal balance, or $1.1 million.

On August 3, 2022 as part of the Business Combination, all outstanding principal amounts owned under the PIPE notes, $5.0 million, were set off against obligations those investors had under the Common Equity Subscription Agreements those investors had entered into with L&F.

Subsequent events have been considered for disclosure and recognition in the condensed consolidated financial statements through September 12, 2022, the date the condensed consolidated financial statements were available to be issued. No events occurred through that date that would require disclosure in the accompanying condensed consolidated financial statements, other than those discussed above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of ZeroFox, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ZeroFOX, Inc. and subsidiaries (the “Company”) as of January 31, 2022 and 2021, the related consolidated statements of comprehensive loss, changes in redeemable convertible preferred stock and stockholders’ deficit, and cash flows, for each of the three years in the period ended January 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring net losses and negative cash flows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

McLean, Virginia

April 7, 2022

We have served as the Company’s auditor since 2014.

ZeroFox, Inc. and Subsidiaries

Consolidated Balance Sheets

	As of January 31,
(in thousands, except for share data)	2022	2021
Assets
Current assets:
Cash and cash equivalents	$10,274	$13,764
Accounts receivable, net of allowance for doubtful accounts of $68 and $51, respectively	17,046	13,082
Deferred contract acqusition costs	4,174	3,632
Prepaid expenses and other assets	1,276	801

Total current assets	32,770	31,279
Property and equipment — net of accumulated depreciation of $2,022 and $1,132, respectively	694	446
Capitalized software — net of accumulated amortization of $3,657 and $3,097, respectively	914	799
Deferred contract acqusition costs, net of current portion	7,481	6,505
Acquired intangible assets — net of accumulated amortization of $3,940 and $918, respectively	14,210	14,982
Goodwill	35,002	28,614
Other assets	319	307

Total assets	$91,390	$82,932

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$4,276	$890
Contingent consideration related to business combination	—	7,871
Accrued compensation, accrued expenses, and other current liabilities	7,020	5,060
Current portion of long-term debt	5,970	—
Deferred revenue	29,532	25,398

Total current liabilities	46,798	39,219

Deferred revenue — net of current portion	9,299	3,103
Long term debt — net of deferred financing costs of $1,627 and $1,425, respectively	45,503	28,575
Warrants	10,709	2,806
Other liabilities	—	368

Total liabilities	112,309	74,071

Commitments and contingencies (Note 14)
Redeemable convertible preferred stock	132,229	124,390

Stockholders’ deficit
Common stock, $0.00001 par value; 319,462,878 and 316,299,879, authorized shares; 42,892,927 and 41,904,944 shares issued and outstanding, respectively	—	—
Additional paid-in capital	3,873	2,975
Accumulated deficit	(156,820)	(118,381)
Accumulated other comprehensive loss	(201)	(123)

Total stockholders’ deficit	(153,148)	(115,529)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$91,390	$82,932

See notes to consolidated financial statements

ZeroFox, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Loss

	For the years ended January 31,
(in thousands, except for share and per share data)	2022	2021	2020
Revenue	$47,433	$28,538	$16,390
Cost of revenue	16,357	9,646	5,765

Gross profit	31,076	18,892	10,625
Operating expenses
Research and development	12,810	5,942	5,582
Sales and marketing	29,873	21,466	18,852
General and administrative	16,408	9,681	5,629

Total operating expenses	59,091	37,089	30,063
Loss from operations	(28,015)	(18,197)	(19,438)

Other expense
Interest expense, net	(3,585)	(2,233)	(1,854)
Loss on extinguishment of debt	—	(1,418)	(1,274)
Change in fair value of warrant liability	(7,375)	(806)	(75)

Total other expense	(10,960)	(4,457)	(3,203)

Loss before income taxes	(38,975)	(22,654)	(22,641)
(Benefit from) provision for income taxes	(536)	86	98

Net loss after tax	$(38,439)	$(22,740)	$(22,739)

Net loss per share attributable to common stockholders, basic and diluted	$(0.91)	$(0.55)	$(0.55)

Weighted-average shares used in computation of net loss per share attributable to common stockholders, basic and diluted:	42,073,351	41,635,679	41,346,979

Other comprehensive (loss) income
Foreign currency translation	(78)	(57)	(69)

Total other comprehensive (loss) income	(78)	(57)	(69)
Total comprehensive loss	$(38,517)	$(22,797)	$(22,808)

See notes to consolidated financial statements

ZeroFox, Inc. and Subsidiaries

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

For the years ended January 31, 2022, 2021, and 2020

(in thousands, except for share data)

	Redeemable Convertible Preferred Stock
	Series E Redeemable Convertible Preferred Stock		Series D-2 Redeemable Convertible Preferred Stock		Series D-1 Redeemable Convertible Preferred Stock		Series D Redeemable Convertible Preferred Stock		Series C-1 Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series A Redeemable Convertible Preferred Stock		Series Seed Redeemable Convertible Preferred Stock		Total Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Income	Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance — January 31, 2019	—	$—	—	$—	—	$—	—	$—	11,376,115	$13,979	21,124,699	$19,899	26,914,949	$22,047	15,997,285	$10,159	9,198,372	$2,208	84,611,420	$68,292	41,001,103	$—	$2,070	$(72,902)	$3	$(70,829)
Issuance of Series D-2 redeemable convertible preferred stock on extinguishment of convertible promissory notes	—	—	993,868	1,451	—	—	—	—	—	—	—	—	—	—	—	—	—	—	993,868	1,451	—	—	—	—	—	—
Issuance of Series D-1 redeemable convertible preferred stock on extinguishment of convertible promissory notes	—	—	—	—	5,878,303	8,171	—	—	—	—	—	—	—	—	—	—	—	—	5,878,303	8,171	—	—	—	—	—	—
Issuance of Series D redeemable convertible preferred stock, net of issuance costs of $156	—	—	—	—	—	—	13,871,547	21,067	—	—	—	—	—	—	—	—	—	—	13,871,547	21,067	—	—	—	—	—	—
Stock — based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	268	—	—	268
Exercise of options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	430,830	—	76	—	—	76
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(22,739)	—	(22,739)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(69)	(69)

Balance — January 31, 2020	—	—	993,868	1,451	5,878,303	8,171	13,871,547	21,067	11,376,115	13,979	21,124,699	19,899	26,914,949	22,047	15,997,285	10,159	9,198,372	2,208	105,355,138	98,981	41,431,933	—	2,414	(95,641)	(66)	(93,293)

Issuance of Series E convertible preferred stock, net of issuance costs of $112	12,006,090	25,409	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	12,006,090	25,409	—	—	—	—	—	—
Stock — based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	450	—	—	450
Exercise of options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	473,011	—	111	—	—	111
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(22,740)	—	(22,740)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(57)	(57)

Balance — January 31, 2021	12,006,090	25,409	993,868	1,451	5,878,303	8,171	13,871,547	21,067	11,376,115	13,979	21,124,699	19,899	26,914,949	22,047	15,997,285	10,159	9,198,372	2,208	117,361,228	124,390	41,904,944	—	2,975	(118,381)	(123)	(115,529)

Issuance of Series E convertible preferred stock	3,221,347	7,839	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,221,347	7,839	—	—	—	—	—	—
Issuance of restricted stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	176,317	—	—	—	—	34
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	696	—	—	662
Exercise of options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	811,666	—	202	—	—	202
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(38,439)	—	(38,439)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(78)	(78)

Balance — January 31, 2021	15,227,437	$33,248	993,868	$1,451	5,878,303	$8,171	13,871,547	$21,067	11,376,115	$13,979	21,124,699	$19,899	26,914,949	$22,047	15,997,285	$10,159	9,198,372	$2,208	120,582,575	$132,229	42,892,927	$—	$3,873	$(156,820)	$(201)	$(153,148)

See notes to consolidated financial statements

ZeroFox, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	For the years ended January 31,
(in thousands)	2022	2021	2020
Cash flows from operating activities:
Net loss	$(38,439)	$(22,740)	$(22,739)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	546	333	235
Amortization of software development costs	560	532	451
Amortization of acquired intangible assets	3,022	918	—
Amortization of deferred debt issuance costs	361	153	164
Stock-based compensation and consulting expense	696	450	268
Loss on sale of asset	3	—	—
Provision for bad debts	16	51	31
Change in fair value of warrants	7,375	806	75
Change in fair value of contingent consideration	(146)	1,440	—
Loss on extinguishment of debt	—	800	1,274
Deferred taxes	(636)	—	(92)
Noncash interest expense	69	156	195
Changes in operating assets and liabilities:
Accounts receivable	(3,776)	(7,115)	(4,066)
Deferred contract acquisition costs	(1,517)	(2,258)	(3,434)
Prepaid expenses and other assets	(284)	(145)	(79)
Accounts payable, accrued compensation, accrued expenses, and other current liabilities	4,766	2,266	2,005
Deferred revenue	9,680	9,295	7,079
Other liabilites	(368)

Net cash used in operating activities	(18,072)	(15,058)	(18,633)

Cash flows from investing activities:
Business acquistion, net of cash acquired	(3,792)	(7,235)	—
Purchases of property and equipment	(572)	(264)	(224)
Capitalized software	(674)	(494)	(580)

Net cash used in investing activities	(5,038)	(7,993)	(804)

Cash flows from financing activities:
Exercise of stock options	202	111	76
Proceeds from issuance of redeemable convertible preferred stock-net of issuance costs paid in cash of $156 for the year ended January 31, 2020	—	—	21,067
Issuance costs for redeemable convertible preferred stock	—	(112)	—
Proceeds from issuance of convertible notes	—	—	8,445
Proceeds from issuance of debt-net of issuance costs paid in cash of $35 and $0, respectively	19,965	37,100	14,638
Repayment of debt	(469)	(23,025)	(11,208)

Net cash provided by financing activities	19,698	14,074	33,018
Foreign exchange translation adjustment	(78)	(57)	(65)

Net change in cash, cash equivalents, and restricted cash	(3,490)	(9,034)	13,516
Cash, cash equivalents, and restricted cash–beginning of year	13,864	22,898	9,382

Cash, cash equivalents, and restricted cash–end of year	$10,374	$13,864	$22,898

See notes to consolidated financial statements

	For the years ended January 31,
(in thousands)	2022	2021	2020
Supplemental Cash Flow Information:
Cash paid for interest	$3,038	$1,949	$1,606
Cash paid for income taxes	90	160	—

Non-cash investing and financing activities:
Extinguishment of convertible notes	$—	$—	$8,563
Note payable issued in connection with business acquisition	3,750	—	—
Issuance of warrants to purchase redeemable convertible preferred stock	528	1,066	386
Issuance of redeemable convertible preferred stock in connection with acquisition	7,839	16,950	—
Accrual of contingent consideration in connection with acquisition	—	15,002	—
Issuance of contingently issuable redeemable convertible preferred stock	—	8,571	—
Accrual of end of term charge on loan outstanding	—	—	77

See notes to consolidated financial statements

ZEROFOX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 31, 2022 and 2021 AND FOR THE THREE YEARS ENDED JANUARY 31, 2022

1.    ORGANIZATION AND DESCRIPTION OF BUSINESS

The accompanying consolidated financial statements include the assets, liabilities, revenues, expenses, and cash flows of ZeroFox, Inc., ZeroFox’s Inc.’s subsidiaries, and the acquired sets of assets and activities obtained by ZeroFox, Inc. that are accounted for as business combinations (collectively, the “Company”) under accounting principles generally accepted in the United States of America (US GAAP).

The Company is an enterprise cybersecurity software-as-a-service provider of digital attack detection and protection services. The Company’s patented technology collects and processes content, rich media, electronic posts, messages, global intelligence and threat actor activity across the digital landscape, including social media sites, public, deep and dark web forums, mobile app stores and other digital platforms and discrete content sources. Using artificial intelligence-based analysis and threat intelligence capabilities, the ZeroFox platform identifies and remediates targeted phishing attacks, credential and account compromise, data exfiltration and brand hijacking threats. The Company offers its services on a subscription basis.

On September 30, 2020, ZeroFox, Inc. acquired substantially all of the assets and assumed certain liabilities of Lookingglass Cyber Solutions, Inc.’s (“Lookingglass”) Cyveillance business unit (the “Cyveillance Acquisition”). The Cyveillance Acquisition was accounted for as a business combination under US GAAP. The accompanying consolidated financial statements include the assets, liabilities, revenues, expenses, and cash flows related to the Cyveillance Acquisition from the date of acquisition through January 31, 2022. Refer to Note 5 for additional information regarding the Cyveillance Acquisition.

On June 7, 2021, ZeroFox, Inc. entered into a Stock Purchase Agreement with InfoArmor, Inc. (“InfoArmor”) to acquire all of the issued and outstanding common stock of VigilanteATI, Inc. (“Vigilante”). The Vigilante Acquisition was accounted for as a business combination under US GAAP. The accompanying condensed consolidated financial statements include the assets, liabilities, revenues, expenses, and cash flows related to the Vigilante Acquisition from the date of acquisition through January 31, 2022. Refer to Note 5for additional information regarding the Vigilante Acquisition.

Segment Information — Operating segments are defined as components of an enterprise for which discrete financial information is made available for evaluation by the chief operating decision maker (“CODM”) in making decisions regarding resource allocation and assessing performance. The CODM is the Company’s chief executive officer. The CODM views the Company’s operations and manages its activities as a single operating segment, which is the business of providing cybersecurity intelligence, analytics, and protection services to its customers. All of the Company’s assets are primarily located in the United States. For disclosures by geographic region, refer to Note 3 – Revenue and Note 6 – Property and Equipment.

Liquidity and Going Concern — For the years ended January 31, 2022, 2021, and 2020, the Company incurred net losses of $38.4 million, $22.7 million, and $22.7 million, respectively, and incurred negative cash flows from operating activities of $18.1 million, $15.1 million, and $18.6 million, respectively. The Company has incurred operating losses since inception and continues to face significant risks associated with successful execution of the Company’s business plan that include, but are not limited to, customer acquisition, competition and market risk, and liquidity risk. The Company has historically funded its operations through the issuance of redeemable convertible preferred stock (see Note 10) and debt (see Note 8). The Company evaluated its financial condition as of January 31, 2022 and determined it is probable that, without consideration of a remediation plan to refinance or renegotiate existing debt facilities or raise new sources of capital, the Company would be unable to fund its operations for the next twelve months from the date the consolidated financial statements are available to be issued.

On December 17, 2021, the Company entered into a definitive agreement for a merger that would result in the Company becoming a publicly listed company (Note 16). There can be no assurance that the merger will occur or that the Company will continue to raise additional funds to maintain sufficient liquidity, and accordingly there is substantial doubt about the Company’s ability to continue as a going concern.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business and does not include any adjustments to reflect the outcome of this uncertainty.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying consolidated financial statements have been prepared in accordance with US GAAP as set forth by the Financial Accounting Standards Board (FASB). References to US GAAP issued by the FASB in these notes to the consolidated financial statements are to the FASB Accounting Standards Codifications (“ASC”).

Emerging Growth Company Status — The Company is an “emerging growth company,” (“EGC”) as defined in the Jumpstart Our Business Startups Act, (the “JOBS Act”), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. The Company may take advantage of these exemptions until it is no longer an EGC under Section 107 of the JOBS Act and has elected to use the extended transition period for complying with new or revised accounting standards. As a result of this election, the Company’s financial statements may not be comparable to companies that comply with public company Financial Accounting Standards Board (“FASB”) standards’ effective dates.

The Company is in the process of merging with a publicly traded Special Purpose Acquisition Company (a “SPAC”) (the “Merger Transaction)”, which will be accounted for in one of two ways depending on the redemption elections of the SPAC shareholders; (1) assuming minimum redemption, the merger will be accounted for as a reverse recapitalization in accordance with U.S. GAAP and (2) assuming maximum redemption, the Company will be considered a variable interest entity and the merger will be accounted for as an acquisition by the SPAC of the Company in accordance with U.S. GAAP. Refer to Note 16 for more information regarding the Merger Transaction. If the Merger Transaction were to be consummated, the surviving company will remain an emerging growth company until the earliest of (i) the last day of the Company’s first fiscal year following the fifth anniversary of the completion of the SPAC’s initial public offering, (ii) the last day of the fiscal year in which the Company has total annual gross revenue of at least $1.07 billion, (iii) the last day of the fiscal year in which the Company is deemed to be a large accelerated filer, which means the market value of the Company’s common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th or (iv) the date on which the Company has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Principles of Consolidation — The accompanying consolidated financial statements include the accounts of ZeroFox and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates — The preparation of the accompanying consolidated financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported results of operations during the reporting periods. Significant estimates and judgments are included within, but not limited to: (1) revenue recognition, (2) capitalization of internally developed software costs, (3) forecasts and assumptions used in determining the fair value of stock-based compensation, (4) valuation of assets acquired and liabilities assumed in business combinations, (5) useful lives of contract acquisition costs, (6) accounting for derivatives, (7) warrant valuation, (8) valuation of the Company’s stock, and (9) valuation allowances associated with deferred tax assets. Management bases its estimates and assumptions on historical experience, expectations, forecasts, and on various other factors that are believed to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ and be affected by changes in those estimates.

Cash and Cash Equivalents — Cash and cash equivalents consist of business checking accounts and money market funds. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents are carried at cost, which, due to their short-term nature, approximates fair value.

Restricted Cash — Cash that is unavailable for general operating purposes is classified as restricted cash and is included with other assets on the consolidated balance sheets (in thousands).

	January 31,
	2022	2021
Cash and cash equivalents	$10,274	$13,764
Restricted cash	100	100

Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$10,374	$13,864

Restricted cash represents amounts pledged as collateral for credit card accounts as contractually required by the Company’s lenders.

Fair Value of Financial Instruments — ASC 820-10, Fair Value Measurements and Disclosures: Overall, defines fair value, establishes a fair value hierarchy for assets and liabilities measured at fair value, and expands required disclosures about fair value measurements. The fair value of an asset and liability is defined as an exit price and represents the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The three-tier fair value hierarchy, which prioritizes the inputs used to measure fair value, is as follows:

Level 1 — Inputs are quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company’s assessment of the significance of an input to the fair value measurement requires judgment and may affect the valuation of the asset or liability being measured and its placement within the fair value hierarchy. The Company effectuates transfers between levels of the fair value hierarchy, if any, as of the date of the actual circumstance that caused the transfer.

Certain assets and liabilities, including goodwill and intangible assets, are subject to measurement at fair value on a non-recurring basis if there are indicators of impairment or if they are deemed to be impaired as a result of an impairment review.

As of January 31, 2022 and 2021, the Company had warrant liabilities measured based on Level 3 inputs. A summary of the changes in the fair value of warrants for the years ended January 31, 2022 and 2021 is as follows (in thousands):

Warrant liability — January 31, 2020	$934
Issuance of warrants	1,066
Loss due to change in fair value of warrants	806

Warrant liability — January 31, 2021	$2,806
Issuance of warrants	528
Loss due to change in fair value of warrants	7,375

Warrant liability — January 31, 2022	$10,709

The assumptions used to value the warrants are described in Note 9.

The carrying amounts of accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short maturity terms of these instruments.

Contingent consideration liabilities related to acquisitions (see Note 5) are measured at fair value each reporting period using Level 3 unobservable inputs. The Company’s estimates of fair value are based on assumptions believed to be reasonable, but which are uncertain and involve significant judgments by management. Any changes in the fair value of these contingent consideration liabilities are included in general and administrative expenses in the consolidated statements of comprehensive loss. A summary of the changes in the fair value of the contingent consideration liability for the year ended January 31, 2022 and 2021 is as follows (in thousands):

Balance as of January 31, 2020	$—
Acquisition on September 30, 2020	15,002
Loss recognized in the consolidated statement of comprehensive loss	1,440
Issuance of redeemable convertible preferred stock	(8,571)

Balance as of January 31, 2021	$7,871

Acquisition on June 7, 2021	114
Gain recognized in the consolidated statement of comprehensive loss	(146)
Issuance of redeemable convertible preferred stock	(7,839)

Balance as of January 31, 2022	$—

Concentration of Credit Risk — The Company maintains cash balances in bank deposit accounts, which, at times, may exceed federally insured limits. Deposits held in non-interest-bearing accounts are fully insured. Deposits held in interest-bearing accounts are insured up to $250,000. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk from cash. The Company does not perform ongoing credit evaluations; generally does not require collateral; and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends, and other information.

Concentration of Revenue and Accounts Receivable — For the years ended January 31, 2022, 2021, and 2020, there were no individual customers that accounted for 10% or more of total consolidated revenue.

As of January 31, 2022, one customer represented 24% of total accounts receivable. As of January 31, 2021, three customers represented 38% of total accounts receivable.

Accounts Receivable — Accounts receivable represent net realizable amounts due from customers for subscriptions to the Company’s cloud-based software platform and for professional services provided by the Company. Such amounts are recorded net of allowances for bad debts. The Company’s estimates of allowances for bad debts are based on contractual terms and historical collection experience. As of January 31, 2022 and 2021, the Company’s accounts receivable consisted of the following (in thousands):

	January 31,
	2022	2021
Accounts receivable, billed	$17,084	$13,107
Accounts receivable, unbilled	30	26
Less: Allowance for doubtful accounts	(68)	(51)

Accounts receivable, current, net	$17,046	$13,082

The allowance for doubtful accounts reflects the Company’s estimate of probable losses inherent in the accounts receivable balance. The Company determines the allowance based on known troubled accounts, historical experience, and other currently available evidence.

Activity in the allowance for doubtful accounts for the years ended January 31, 2022 and 2021 was as follows (in thousands):

Allowance fordoubtful accounts receivable	Balance atbeginning of period	Charged to cost and expenses	Write-offs and recoveries	Balance at end of period
Year ended January 31, 2022	$51	$40	$(23)	$68
Year ended January 31, 2021	—	60	(9)	51

Deferred Contract Acquisition Costs — Contract acquisition costs are primarily related to sales commissions and related payroll taxes earned by our sales force and such costs are considered incremental costs to obtain a contract. Sales commissions for initial contracts are deferred and then amortized taking into consideration the pattern of transfer to which the asset relates and may include expected renewal periods where renewal commissions are not commensurate with the initial commissions period. The Company typically recognizes the initial commissions over the longer of the customer relationship (generally estimated to be four to six years) or over the same period as the initial revenue arrangement to which these costs relate. Renewal commissions not commensurate with the initial commissions paid are generally amortized over the renewal period. Commissions earned for professional services arrangements are expensed as incurred in accordance with the practical expedient as the contractual period of the Company’s professional services arrangements are one year or less.

A summary of deferred contract acquisition costs is as follows (in thousands):

Deferred contract acquisitions costs — January 31, 2020	$7,879
Capitalization of contract acquisition costs	7,167
Amortization of deferred contract acquisition costs	(4,909)

10,137

Deferred contract acquisition costs, current	3,632
Deferred contract acquisition costs, net of current portion	6,505

Deferred contract acquisitions costs — January 31, 2021	$10,137

Capitalization of contract acquisition costs	7,327
Amortization of deferred contract acquisition costs	(5,809)

11,655

Deferred contract acquisition costs, current	4,174
Deferred contract acquisition costs, net of current portion	7,481

Deferred contract acquisitions costs — January 31, 2022	$11,655

Property and Equipment — Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized. Repairs and maintenance costs are charged to expense as incurred. When property and equipment are retired, or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gain or loss is included in the results of operations for the respective period. Depreciation and amortization are computed using the straight-line method.

The estimated useful lives for significant property and equipment categories are as follows:

Asset Classification	Estimated Useful Life
Computer hardware and purchased software	2 years

Furniture and fixtures	3-5 years

Leasehold improvements	Lesser of lease term or useful life

Capitalized Software Costs — The Company capitalizes internally developed software costs incurred in accordance with ASC 350-40, Intangibles — Goodwill and Other: Internal-Use Software. The Company capitalizes payroll, payroll-related costs, and any external direct costs incurred during the application development stage. Costs related to preliminary project activities and postimplementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life, which is generally three years.

The Company’s capitalized software development costs were $0.6 million and $0.5 million for the years ended January 31, 2022 and 2021, respectively. Amortization expense, which is included in cost of revenue, was $0.6 million, $0.5 million, and $0.5 million, for the years ended January 31, 2022, 2021, and 2020, respectively. Future amortization expense for software development costs capitalized as of January 31, 2022, is as follows (in thousands):

2023	$492
2024	292
2025	130

Total	$914

Goodwill and Intangible Assets — Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed when a business is acquired. The valuation of intangible assets and goodwill involves the use of management’s estimates and assumptions and can have a significant impact on future operating results. The Company initially records its intangible assets at fair value. Intangible assets with finite lives are amortized over their estimated useful lives while goodwill is not amortized but is evaluated for impairment at least annually, as of November 30, by comparing the fair value of a reporting unit to its carrying value including goodwill recorded by the reporting unit.

The Company has a single reporting unit. Accordingly, the impairment assessment for goodwill is performed at the enterprise level. Goodwill is reviewed for possible impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. The Company initially assesses qualitative factors to determine if it is necessary to perform the goodwill impairment review. Goodwill is reviewed for impairment if, based on an assessment of the qualitative factors, it is determined that it is more likely than not that the fair value of the reporting unit is less than its carrying value, or the Company decides to bypass the qualitative assessment. The carrying value of the reporting unit is reviewed utilizing a combination of the discounted cash flow model and a market value approach. The estimated fair value of a reporting unit is determined based on assumptions regarding estimated future cash flows, discount rates, long-term growth rates and market values. Additionally, the Company considers income tax effects from any tax-deductible goodwill (if applicable) on the carrying amount of the reporting unit when measuring the goodwill impairment loss.

The Company monitors for events and circumstances that could negatively impact the key assumptions in determining fair value, including long-term growth projections, profitability, discount rates, volatility in the Company’s market capitalization, general industry, and market and macro-economic conditions. It is possible that future changes in such circumstances, or in the variables associated with the judgments, assumptions and estimates used in assessing the fair value of the reporting unit, would require the Company to record a non-cash impairment charge.

The Company completed its annual assessment on November 30, 2021, and there was no impairment of goodwill at the assessment date.

See Note 5 for the amounts allocated to the intangible assets identified and their estimated useful lives as of the date of acquisition.

Impairment of Long-Lived Assets — Long-lived assets, including intangible assets with finite lives, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of the assets is measured by a comparison of the carrying amount of an asset or asset group to the future undiscounted cash flows expected to be generated by the asset or asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset or asset group. As of January 31, 2022, management does not believe any long-lived assets are impaired and has not identified any assets as being held for disposal.

Business Combinations — The Company accounts for acquisitions using the acquisition method of accounting. The fair value of purchase consideration is allocated to the tangible and intangible assets acquired, and liabilities assumed, based on their estimated fair values. The excess of the fair value of purchase consideration over the values of the identifiable assets acquired and liabilities assumed is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets.

Significant estimates in valuing certain identifiable assets include, but are not limited to, the selection of valuation methodologies, future expected cash flows, discount rates, and useful lives. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Acquisition costs, such as legal and consulting fees, are expensed as incurred and are included in general and administrative expenses in the consolidated statements of comprehensive loss. During the measurement period, which is up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded in the consolidated statements of comprehensive loss. See Note 5 for additional information regarding business combinations.

Transaction Fees — As discussed in Note 16, the accounting treatment of the Merger Transaction is not within the Company’s control, transaction fees and expenses associated with the Merger Transaction are being accounted for under the assumption of a forward merger transaction. Accordingly, the Company has recorded approximately $6.3 million of professional and other transaction fees related to the Merger Transaction in general and administrative expenses in the Consolidated Statement of Comprehensive Loss for the year ended January 31, 2022.

Deferred Revenue — Deferred revenue represents amounts billed for which revenue has not yet been recognized. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current deferred revenue, and the remaining portion is recorded as deferred revenue – net of current portion.

Debt Issuance Costs — Debt issuance costs consist of fees paid in cash to lenders and service providers in connection with the origination of debt, as well as the grant-date fair value of warrants issued to lenders in connection with the origination of debt. These costs are capitalized as debt issuance costs and presented as a direct deduction from the carrying value of the associated debt liability. Debt issuance costs are amortized using the effective interest method and are reflected in interest expense, net, on the consolidated statements of comprehensive loss.

For the years ended January 31, 2022 and 2021, deferred debt issuance costs consisted of the following (in thousands):

Deferred debt issuance costs — January 31, 2020	$620
Direct costs paid	696
Grant-date fair value of warrants issued	1,066
Extinguishment of debt	(804)
Amortization of debt issuance costs	(153)

Deferred debt issuance costs — January 31, 2021	$1,425

Direct costs paid	35
Grant-date fair value of warrants issued	528
Amortization of debt issuance costs	(361)

Deferred debt issuance costs — January 31, 2022	$1,627

Warrants — The Company has issued warrants to purchase shares of common stock, as well as warrants to purchase shares of redeemable convertible preferred stock. As issued, the Company’s warrants to purchase shares of common stock and Series A and Series C-1 redeemable convertible preferred stock meet the definition of a derivative as contemplated in ASC 815, Derivatives and Hedging. Such warrants meet the derivative criteria because they (i) contain an underlying in the form of an exercise price that can vary (ii) the number of shares that can be purchased under such warrants represent notional amounts (iii) the warrants require no initial net investment, and iv) the warrants can be net settled through a cashless exercise. The warrants to purchase shares of common stock and Series A and Series C-1 redeemable convertible preferred stock are subject to reassessment at each balance sheet date, and any change in fair value is recognized as a component of other income (expense), net, in the consolidated statements of comprehensive loss. Refer to Note 9 for additional information on the Company’s warrants to purchase shares of common stock and Series A and Series C-1 redeemable convertible preferred stock.

The exercise price for the warrants to purchase shares of Series B and Series E redeemable convertible preferred stock cannot vary, which precludes the exercise price from being considered an underlying. Since these warrants do not contain an underlying, they do not qualify as derivatives. The warrants to purchase shares of Series B and Series E redeemable convertible preferred stock are classified as liabilities under ASC 480, Distinguishing Liabilities from Equity on the Company’s consolidated balance sheets and are subject to reassessment at each balance sheet date, and any change in fair value is recognized as a component of other income (expense), net, in the consolidated statements of comprehensive loss. Refer to Note 9 for additional information on the Company’s warrants to purchase shares of Series B and Series E redeemable convertible preferred stock.

Redeemable Convertible Preferred Stock — The Company records shares of its redeemable convertible preferred stock at their respective fair values on the dates of issuance less issuance costs. The Company classifies redeemable convertible preferred stock outside of permanent equity in mezzanine equity on its consolidated balance sheets as the requirements of triggering a deemed liquidation event are not within the Company’s control. In the event of a deemed liquidation event, the proceeds from the event are distributed in accordance with liquidation preferences (see Note 10). The redeemable convertible preferred stock has not been adjusted to its redemption amount as deemed liquidation is not considered probable.

Foreign Currency Translation — The functional currency of the Company’s subsidiaries is the local currency. For each subsidiary, assets and liabilities denominated in foreign currencies are translated into US dollars at the exchange rates in effect at the consolidated balance sheet date, and revenue and expenses are translated at the average exchange rates prevailing during the month of the transaction. The effects of foreign currency translation adjustments not affecting net income are included in stockholders’ deficit under the cumulative translation adjustment account as a component of accumulated other comprehensive loss.

Revenue Recognition — The Company derives its revenue from (i) providing its customers with subscription access to the Company’s enterprise cloud platform (“subscription revenue”) and (ii) revenue from professional services (“professional services revenue”).

In accordance with ASC 606, Revenue from Contracts with Customers, revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for those services. To achieve the core principle of this standard, the Company applies the following five steps:

a)

Identify Contracts with Customers. The Company considers the terms and conditions of contracts and its customary business practices in identifying contracts with customers in accordance with ASC 606. The Company determines it has a contract with a customer when the contract is approved, the Company can identify each party’s rights regarding the services to be transferred, the Company can identify the payment terms for the services, and the Company has determined that the customer has the ability and intent to pay and the contract has commercial substance. The Company applies judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s historical payment experience or, in the case of a new customer, credit and financial information pertaining to the customer.

b)

Identify the Performance Obligations in the Contract. Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and that are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract.

c)

Determine the Transaction Price. The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring services to the customer. The Company’s typical pricing for its subscriptions and professional services does not result in contracts with significant variable consideration. The Company’s arrangements do not contain significant financing components.

d)

Allocate the Transaction Price to Performance Obligations in the Contract. If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on the stand-alone selling price (SSP) of each performance obligation, using the relative selling price method of allocation.

e)

Recognize Revenue When or As Performance Obligations are Satisfied. Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised service to a customer. For our performance obligations, the Company transfers control over time, as the customer simultaneously receives and consumes the benefits provided by the Company’s service.

Subscription Revenue — Subscription revenue consists of revenue from the Company’s cloud-based subscription offering.

The Company generates subscription revenue primarily from sales of subscriptions to access the ZeroFox cloud platform, together with related data and support services to customers. These arrangements do not provide the customer with the right to take possession of the Company’s software operating on its cloud platform at any time.

These arrangements represent a combined stand-ready performance obligation to provide access to the software together with related support and intelligence services. Customers are granted continuous access to the Company’s cloud platform over the contractual period. Revenue is recognized over time on a ratable basis over the contract term beginning on the date that the Company’s service is made available to the customer. The Company’s subscription contracts generally have terms of one to three years, which are billed in advance and are noncancelable.

Customers have the option to purchase additional subscription and support services at a stated price. These options generally do not provide a material right, as they are priced at the Company’s SSP.

Certain subscription contracts contain service-level commitments that entitle customers to receive service credits and, in certain cases, refunds, if the Company’s services do not meet certain levels. The Company has not experienced any significant incidents affecting the defined levels of reliability and performance as required by the subscription contracts, and accordingly, no estimated refunds have been considered in the allocation of the transaction price.

Professional Services Revenue — The Company offers several types of professional services, including security advisory and training services. All of the Company’s professional services are considered distinct performance obligations from the subscription services within the context of the Company’s contracts. The customers benefit from the services as delivered and performed and revenue is recognized over time, when or as control of the promised services is transferred to the customer, as this reflects the pattern of transfer for these professional services. These contracts are available via hourly rate and fixed fee arrangements and normally have terms of one year or less.

Contracts with Multiple Performance Obligations — The majority of the Company’s contracts with customers contain multiple performance obligations. For these contracts, the Company accounts for individual performance obligations separately. The transaction price is allocated to the separate performance obligations based on the SSP of each performance obligation using the relative selling price method of allocation.

For the years ended January 31, 2022, 2021, and 2020, subscription revenue, defined as revenue from subscriptions for cloud- based services with related support and intelligence services, was 95%, 97% and 97% of total revenue, respectively.

Reseller Arrangements — The Company enters into arrangements with third parties that allow those parties to resell the Company’s services to end users. The partners negotiate pricing with the end customer and the Company does not have visibility into the price paid by the end customer. For these arrangements, revenue is recognized at the amount charged to the reseller and does not reflect any mark-up to the end user.

Cost of Revenue — Cost of revenue consists primarily of wages and benefits for software operations, service delivery, and customer support personnel. Cost of revenue also includes all direct costs of maintenance and hosting, as well as the amortization of costs capitalized for the development of the Company’s enterprise cloud platform and acquired technology, and allocations of overhead, depreciation, and amortization.

Research and Development — Research and development costs are expensed in the period incurred and consist primarily of payroll and personnel costs, consulting costs, software and webservices, legal, raw materials and allocated overhead such as depreciation and amortization, rent and utilities.

General and Administrative — General and administrative costs are expensed in the period incurred and consist primarily of salaries and other related costs, including stock-based compensation, for personnel in the Company’s executive and finance functions. General and administrative costs also include professional fees for legal, accounting, auditing, tax and consulting services; travel expenses; and facility-related expenses, which include costs for rent and maintenance of facilities and other operating costs.

Sales and Marketing — Selling and marketing expenses consist primarily of salaries, commissions, stock-based compensation, benefits and bonuses for personnel associated with sales and marketing activities, as well as costs related to advertising, product management, promotional materials, public relations, amortization of acquired customer relationships, and other sales and marketing programs.

Advertising — Advertising costs, which are expensed and included in sales and marketing expense in the period incurred were $0.5 million, $0.3 million, and $0.1 million during the years ended January 31, 2022, 2021, and 2020, respectively.

Income Taxes — In accordance with ASC 740, Income Taxes, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. The measurement of a deferred tax asset is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the consolidated financial statement recognition and measurement of tax positions taken, or expected to be taken, in a tax return, as well as guidance on derecognition, classification, interest, penalties, and consolidated financial statement reporting disclosures. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company remains subject to examination by US federal and various state tax authorities for the fiscal years 2018 through 2021.

Under ASC 740, the Company determined that its income tax positions did meet the more-likely-than-not recognition threshold and, therefore, requires no reserve.

Stock-Based Compensation — The Company accounts for stock-based compensation in accordance with ASC 718, Compensation — Stock Compensation. ASC 718 requires that the cost of awards of equity instruments offered in exchange for employee services, including employee stock options and restricted stock awards, be measured based on the grant-date fair value of the award. The Company adopted FASB ASU No. 2016-09, Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, on February 1, 2019. This ASU involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification in the consolidated statements of cash flows. The adoption did not have a material impact on the consolidated financial statements of the Company. The Company determines the fair value of options granted using the Black-Scholes-Merton option-pricing model (“Black-Scholes model”) and recognizes the cost over the period during which an employee is required to provide service in exchange for the award, generally the vesting period, net of estimated forfeitures. The fair value of restricted stock awards is based on the estimated price of the Company’s common stock on the date of grant and is recognized as expense over the requisite service period of the awards, net of estimated forfeitures.

Because the Company’s common stock is not yet publicly traded, the Company must estimate the fair value of common stock. The Board of Directors considers numerous objective and subjective factors to determine the fair value of the Company’s common stock at each meeting in which awards are approved. The factors considered include, but are not limited to: (i) the results of contemporaneous independent third-party valuations of the Company’s common stock; (ii) the prices, rights, preferences, and privileges of the Company’s Convertible Redeemable Preferred Stock relative to those of its common stock; (iii) the lack of marketability of the

Company’s common stock; (iv) actual operating and financial results; (v) current business conditions and projections; (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions; and (vii) precedent transactions involving the Company’s shares.

Net Loss Per Share Attributable to Common Stockholders — Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss attributable to common stockholders is computed by adjusting net loss attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period, including potential dilutive common stock. For the purposes of this calculation, outstanding stock options, unvested restricted stock, stock warrants, and redeemable convertible preferred stock are considered potential dilutive common stock and are excluded from the computation of net loss per share as their effect is anti-dilutive.

The Company’s redeemable convertible preferred stock and restricted common stock contractually entitle the holders of such shares to participate in dividends but do not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss, such losses are not allocated to such participating securities. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to be outstanding if their effect is anti-dilutive.

Comprehensive Loss — Comprehensive loss includes net loss as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. For the years ended January 31, 2022, 2021 and 2020, there was a difference between net loss and comprehensive loss in the accompanying consolidated financial statements pertaining to foreign currency translation adjustments.

Standards Issued and Adopted — In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU No. 2016-01 makes amendments to the guidance in US GAAP on the classification and measurement of investments in equity securities and fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. The Company adopted ASU No. 2016-01 on February 1, 2019, and subsequently issued clarifications, with no material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. ASU 2017-01 makes amendments to the guidance to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of businesses. The amendment provides a screen to determine when a set is not a business. The Company adopted ASU No. 2017-04 on February 1, 2020, with no material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU simplifies the measurement of goodwill by eliminating step two of the two-step impairment test. Step two measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. This ASU requires an entity to compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge of the amount by which the carrying amount exceeds the reporting unit’s fair value. Additionally, an entity should consider income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. The Company adopted ASU No. 2017-04 on February 1, 2020, with no material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This ASU aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The Company adopted ASU No. 2018-15 on February 1, 2021, with no material impact on its consolidated financial statements.

In October 2018, the FASB issued ASU No. 2018 17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. The amendments in this update affect reporting entities that are required to determine whether they should consolidate a legal entity under the guidance within the Variable Interest Entities Subsections of Subtopic 810-10, Consolidation — Overall. The Company adopted ASU 2018-17 on February 1, 2021, with no material impact on its consolidated financial statements.

Standards Issued, but Not Yet Effective — In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This guidance is intended to improve financial reporting about leasing transactions. This ASU affects all companies and other organizations that lease assets. Under Topic 842, the critical determination is whether a contract is or contains a lease because lessees are required to recognize lease assets and lease liabilities for all leases — finance and operating — other than short-term leases. The standard is effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022, and early adoption is permitted. The Company. The Company is in the process of evaluating the guidance and the impact it will have on its consolidated financial statements.

In June 2016 the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which amends the accounting for credit losses for most financial assets and certain other instruments. The standard requires that entities holding financial assets that are not accounted for at fair value through net income be presented at the net amount expected to be collected. An allowance for credit losses will be a valuation account that will be deducted from the amortized cost basis of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset. The standard is effective for the Company for fiscal years beginning after December 15, 2022, and interim periods within fiscal years beginning after December 15, 2023. The Company believes the adoption of ASU 2016-13 will not have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The standard is effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022, and early adoption is permitted. The Company believes the adoption of ASU No. 2019- 12 will not have a material impact on its consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Accounting Standards Update No. 2020-06 — Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) — Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. Among other changes, ASU 2020-06 removes the liability and equity separation model for convertible instruments with a cash conversion feature, and as a result, after adoption, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost and convertible preferred stock will be accounted for as a single equity instrument measured at its historical cost, as long as no other features require bifurcation and recognition as derivatives. Additionally, ASU 2020-06 requires the application of the if-converted method for all convertible instruments in the diluted earnings per share calculation and the inclusion of the effect of share settlement for instruments that may be settled in cash or shares, except for certain liability-classified share-based payment awards. The amendments in this ASU are effective for all public entities for fiscal years beginning after December 15, 2021. The Company is in the process of evaluating the guidance and the impact it will have on its consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Accounting Standards Update No. 2021-08 — Business Combinations (Topic 805) — Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which amends ASC 805 to require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. As a result of the amendments, it is expected that an acquirer will generally recognize and measure acquired contract assets and contract liabilities in a manner consistent with how the acquiree recognized and measured them in its preacquisition financial statements. The standard is effective for the Company for fiscal years beginning after December 15, 2022 and interim periods within fiscal years beginning after December 15, 2023, and early adoption is permitted. The Company is in the process of evaluating the guidance and the impact it will have on its consolidated financial statements.

3.    REVENUE

Disaggregation of Revenue — The table below provides revenues earned by line of service for the years ended January 31, 2022, 2021, and 2020 (in thousands).

Revenue Line	2022	2021	2020
Subscription revenue	$45,117	$27,550	$15,686
Professional service	2,316	988	704

Total	$47,433	$28,538	$16,390

The table below provides revenues earned based on the geographic locations of our customers for the years ended January 31, 2022, 2021, and 2020 (in thousands).

Country	2022	2021	2020
United States	$35,859	$20,538	$11,447
Other	11,574	8,000	4,943

Total	$47,433	$28,538	$16,390

For the years ended January 31, 2022, 2021, and 2020, no country other than the United States represented 10% or more of total consolidated revenue.

Contract Assets and Liabilities — The components of contract assets and liabilities consist of the following (in thousands):

	As of January 31,
	2022	2021
Assets:
Accounts receivable, net	$17,046	$13,082
Deferred contract acquisition costs, current and non-current	$11,655	$10,137
Liabilities:
Deferred revenue, current and non-current	$38,831	$28,501

The significant components of the changes in the contract liabilities balances are as follows (in thousands):

	Years Ended January 31,
	2022	2021
Revenue recognized that was included in the opening deferred revenue balance	$27,733	$11,699
Remaining deferred revenue acquired in business acquisition	256	2,344

Remaining Performance Obligations — As of January 31, 2022, the Company has approximately $60.4 million of revenue that is expected to be recognized from remaining performance obligations that are unsatisfied (or partially unsatisfied) under non-cancelable contracts. Of this $60.4 million, the Company expects to recognize revenue of approximately $39.2 million in fiscal year 2023, approximately $13.5 million in fiscal year 2024, approximately $6.5 million in fiscal year 2025, and approximately $1.2 million thereafter. These amounts do not include revenue from professional services, which was excluded in accordance with the ‘right to invoice’ practical expedient specified in ASC 606-10-55-18.

4.    FAIR VALUE MEARSURMENTS

The following table sets forth by level, within the fair value hierarchy, the assets/(liabilities) carried at fair value (in thousands):

	Fair value measurements at January 31, 2022 using:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents — money market funds	$—	$—	$—	$—

Total financial assets	$—	$—	$—	$—
Liabilities:
Warrant liabilities	$—	$—	$(10,709)	$(10,709)

Total financial liabilities	$—	$—	$(10,709)	$(10,709)

The following table sets forth by level, within the fair value hierarchy, the assets (liabilities) carried at fair value (in thousands):

	Fair value measurements at January 31, 2021 using:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents — money market funds	$2,110	$—	$—	$2,110

Total financial assets	$2,110	$—	$—	$2,110
Liabilities:
Warrant liabilities	$—	$—	$(2,806)	$(2,806)
Contingent consideration	$—	$—	$(7,871)	$(7,871)

Total financial liabilities	$—	$—	$(10,677)	$(10,677)

The cash equivalents are comprised of funds held in an exchange traded money market fund and the fair value of the cash equivalents is determined based upon quoted market price for that fund. There were no transfers among Level 1, Level 2, or Level 3 categories in the periods presented.

The assumptions used to value the warrants are described in Note 9. The assumptions used to value the contingent consideration are described in Note 5.

The carrying amounts of accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short maturity terms of these instruments.

5.    ACQUISITIONS

Acquisition of VigilanteATI, Inc. (the “Vigilante Acquisition”) — On June 7, 2021, the Company entered into a Stock Purchase Agreement with InfoArmor, Inc. (the “Seller”) to acquire all of the issued and outstanding common stock of VigilanteATI, Inc. (“Vigilante”). Vigilante protects organizations against cyber threats by obtaining and organizing data on potential risks that can be utilized by Vigilante’s clients to enhance their cyber security. The Vigilante Acquisition allows the Company to further scale its digital risk protection services and expand its threat intelligence capabilities. The Vigilante Acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations. The Company has estimated a preliminary fair value of the aggregate purchase consideration to be $7.4 million, which is comprised of $3.8 million paid in cash, a $3.5 million promissory note payable issued to the Seller (principal amount of note of $3.8 million), and $0.1 million of contingent consideration.

The assets acquired and liabilities assumed in connection with the Vigilante Acquisition were recorded at their fair values on the date of acquisition as follows (in thousands):

Fair Value
Goodwill	$5,714
Intangible assets	2,250
Deferred revenue	(650)
Net property and equipment	225
Net working capital, net of cash and deferred revenue	(172)

Total preliminary purchase consideration	$7,367

The excess of the purchase price over the fair values of the net identifiable tangible and intangible assets acquired has been assigned to goodwill. Goodwill represents the future benefits as a result of the acquisition that will enhance the services available to both new and existing customers and increase the Company’s competitive position. Goodwill attributable to the Vigilante acquisition is not deductible for tax purposes.

The fair value of deferred revenue was determined using the adjusted fulfillment cost method. Deferred revenue is recognized as performance obligations are satisfied.

The following table sets forth the amounts allocated to the intangible assets identified, the estimated useful lives of those intangible assets as of the date of acquisition, and the methodologies used to determine the fair values of those intangible assets (in thousands):

	Fair Value	Useful Life (in years)	Fair Value Methodology
Customer relationships	$1,750	6	Replacement cost method
Developed technology	460	5	Multi-period excess earnings method of the income approach
Trade name	40	2	Relief from royalty method

Total intangible assets acquired	$2,250

The intangible assets acquired are expected to be amortized over their useful lives on a straight-line basis.

As part of the Vigilante Acquisition, the Company incurred acquisition-related costs which were included in the condensed consolidated statement of comprehensive loss; the impact of those costs are immaterial.

The results of Vigilante were included in the consolidated financial statements of the Company beginning June 7, 2021. The impact of those results are immaterial. In addition, the impact on the unaudited supplemental pro forma information is not material and therefore not presented.

Cyveillance Acquisition — On September 30, 2020, the Company executed an asset purchase agreement with Lookingglass Cyber Solutions, Inc. (“Lookingglass”) and Cyveillance, Inc. (collectively, the “Sellers”) to acquire substantially all of the assets and to assume certain liabilities attributable to Lookingglass’ Cyveillance business unit. The Cyveillance business unit is an intelligence-led cybersecurity solutions provider. The Cyveillance Acquisition allows the Company to further scale its digital risk protection services and expand its threat intelligence capabilities. The Cyveillance Acquisition has been accounted for as a business combination in accordance with ASC 805, Business Combinations.

The Company has estimated a fair value of the aggregate consideration transferred to effect the Cyveillance Acquisition of $39.2 million, of which $7.2 million was paid in cash, $17.0 million was comprised of 8,110,058 shares of Series E redeemable convertible preferred stock, and $15.0 million was comprised of 10,171,735 shares of Series E redeemable convertible preferred stock held in escrow as contingent consideration.

The assets acquired and liabilities assumed in connection with the Cyveillance Acquisition were recorded at their fair values on the date of acquisition as follows (in thousands):

Fair Value
Goodwill	$28,614
Intangible assets	15,900
Deferred revenue	(5,459)
Net property and equipment	132

Total purchase consideration	$39,187

The excess of the purchase price over the fair values of the net identifiable tangible and intangible assets acquired has been assigned to goodwill. Goodwill represents the future benefits as a result of the acquisition that will enhance the services available to both new and existing customers and increase the Company’s competitive position. Goodwill attributable to the Cyveillance Acquisition is not deductible for tax purposes.

The fair value of deferred revenue was determined using the adjusted fulfillment cost method. Deferred revenue is recognized as performance obligations are satisfied.

The following table sets forth the amounts allocated to the intangible assets identified, the estimated useful lives of those intangible assets as of the date of acquisition, and the methodologies used to determine the fair values of those intangible assets ($ in thousands):

	Fair value	Useful Life (in years)	Fair Value Methodology
Customer relationships	$13,700	6	Replacement cost method
Developed technology	2,100	5	Multi-period excess earnings method of the income approach
Trade name	100	2	Relief from royalty method

Total intangible assets acquired	$15,900

The intangible assets acquired are amortized over their useful lives on a straight-line basis.

As part of the Cyveillance Acquisition, the Company incurred acquisition-related costs of $0.4 million. Of these costs, $0.3 million were recorded in general and administrative expenses in the consolidated statement of comprehensive loss. The remaining acquisition-related costs of $0.1 million consisted of issuance costs for the Series E redeemable convertible preferred stock, which were recorded as a reduction to redeemable convertible preferred stock in the consolidated balance sheet.

As of January 31, 2022, no liability was recorded for contingent consideration. As of January 31, 2021, the estimated fair value of the contingent consideration liability totaled $7.9 million. During the years ended January 31, 2022 and 2021, the Company released 3,221,347 and 3,896,032 shares of Series E preferred shares with a fair value of $7.8 million and $7.8 million, respectively. The Company recorded general and administrative expense of $0.1 million, due to the remeasurement of the contingent consideration liability. There was no general and administrative expense recorded in the year ended January 31, 2021 for the remeasurement of the contingent consideration liability.

The unaudited supplemental pro forma financial results below for the years ended January 31, 2021 and 2020, combine the consolidated results of the Company and the Cyveillance business unit, giving effect to the Cyveillance Acquisition as if it had been completed on February 1, 2019. This unaudited supplemental pro forma financial information is presented for informational purposes only and is not indicative of future operations or results had the acquisition been completed as of February 1, 2019, or any other date (in thousands).

	Year Ended January 31, 2021	Year Ended January 31, 2020
Pro forma revenue	$37,739	$31,836
Pro forma net loss	$27,116	$29,173

The unaudited pro forma financial information in the table above summarizes the combined results of our operations and the Cyveillance business unit, on a pro forma basis, as though we had acquired the Cyveillance business unit on February 1, 2019. The unaudited pro forma financial information for all periods presented also includes the effects of business combination accounting resulting from the acquisition, including an adjustment to revenue for the deferred revenue fair value adjustment, amortization expense from acquired intangibles assets, and reversal of the acquisition-related expenses in the period incurred and recognition of the acquisition-related expenses in the prior period.

The unaudited pro forma net loss for the year ended January 31, 2021 includes the actual expense of $1.4 million due to the remeasurement of the contingent consideration liability associated with the Cyveillance Acquisition.

6.    PROPERTY AND EQUIPMENT

Property and equipment as of January 31, 2022 and 2021 consisted of the following (in thousands):

	January 31,
	2022	2021
Computer hardware and purchased software	$2,136	$1,013
Furniture and fixtures	337	337
Leasehold improvements	243	228

Total property and equipment	2,716	1,578
Less accumulated depreciation and amortization	(2,022)	(1,132)

Property and equipment — net	$694	$446

Depreciation and amortization expense for the years ended January 31, 2022, 2021, and 2020 was $0.5 million, $0.3 million, and $0.2 million, respectively.

The table below provides the net values of property and equipment by geographic location as of January 31, 2022 and 2021 (in thousands).

	January 31,
	2022	2021
United States	$476	$380
India	119	1
Chile	99	65

Property and equipment — net	$694	$446

7.    ACCRUED COMPENSATION, ACCRUED EXPENSES, AND OTHER CURRENT LIABILITES

Accrued compensation, accrued expenses, and other current liabilities as of January 31, 2022 and 2021 consisted of the following (in thousands):

	January 31,
	2022	2021
Accrued compensation, accrued expenses, and other current liabilities:
Accrued employee compensation	$500	$311
Accrued commissions	2,010	2,230
Accrued bonues	1,366	906
Accrued payroll-related expenses	630	797
Other current liabilities	2,514	816

Total accrued compensation, accrued expenses, and other current liabilities	$7,020	$5,060

8.    DEBT

The tables below summarize key terms of the Company’s debt that was outstanding as of January 31, 2022 and 2021 (amounts in thousands, except for interest rates).

	As of January 31, 2022
Lender	Stated Interest Rate	Effective Interst Rate	Gross Balance	Unamortized Debt Discount	Unamortized Deferred Debt Issuance Costs	Discount on Note Payalbe	Net Carrying Value
Stifel Bank	4.50%	6.50%	$15,000	$96	$574	$—	$14,330
Orix Growth Capital, LLC	10.00%	12.13%	30,000	349	608	—	29,043
InfoArmor	5.50%	5.50%	3,281	—	—	213	3,068
PIPE Investors	5.00%	5.00%	5,032	—	—	—	5,032

			$53,313	$445	$1,182	$213	$51,473

Current portion of long-term debt							$5,970
Long-tern debt							45,503

							$51,473

	As of January 31, 2021
Lender	Stated Interest Rate	Effective Interst Rate	Gross Balance	Unamortized Debt Discount	Unamortized Deferred Debt Issuance Costs	Net Carrying Value
Stifel Bank	4.50%	5.05%	$10,000	$109	$45	$9,846
Orix Growth Capital, LLC	10.00%	12.13%	20,000	782	489	18,729

			$30,000	$891	$534	$28,575

Hercules Note

On June 26, 2019, the Company entered into a loan and security agreement with Hercules for $30.0 million, which is collateralized by substantially all of the assets of the Company. In conjunction with the loan and security agreement, warrants were issued to Hercules (see Note 9 for discussion of warrants). The loan and security agreement provided for an immediate advance, upon loan closing, of $15.0 million, which the Company drew in full. The remaining $15.0 million was available in two tranches of $5.0 million and $10.0 million. On May 7, 2020, the Company executed an amendment to the Hercules loan and security agreement. The amendment replaced Tranche II and Tranche III of the original loan and security agreement. The revised Tranche II provided for an immediate advance of $5.0 million, upon loan closing, which the Company drew in full. The revised Tranche III of $5.0 million was available through December 31, 2020, subject to the Company meeting certain performance milestones. Tranche IV of $5.0 million was available through December 31, 2020, subject only to the approval of Hercules investment committee. The cash interest rate and end of term fee are consistent with the existing loan and security agreement. All outstanding principal amounts owed under the Hercules loan and security agreement were repaid in January 2021 from the proceeds of the Stifel (“Stifel”) and Orix Growth Capital (“Orix”) loans described below. The repayment was accounted for as a debt extinguishment with a loss on extinguishment of $0.6 million.

The loan and security agreement with Hercules contained certain features which met the criteria to be bifurcated and accounted for separately as embedded derivatives. The features included a repayment feature upon certain events including a Change in Control, an additional interest rate upon non-credit Events of Default, and contingent payments due to potential Changes in Law resulting in increased cost to Hercules. The embedded derivative features were bundled and evaluated as a single, compound embedded derivative. The derivatives do not materially impact the consolidated financial statements; therefore, they were not recorded as of January 31, 2020.

Convertible Notes

During August and September of 2019, the Company entered into several convertible loan agreements with current and new investors (collectively, the “convertible notes”), certain of whom were related parties. Upon a Qualified Financing (as defined in the convertible notes), the convertible notes are automatically redeemed for shares of preferred stock. The convertible notes also include provisions specifying that settlement can occur through the issuance of existing classes of stock or through repayment in cash. Total principal borrowed under the convertible notes was $8.4 million. The convertible notes accrue interest at rates ranging from 6% to 10% per annum and mature one year from the date of issuance.

The convertible notes contained certain features which met the criteria to be bifurcated and accounted for separately as embedded derivatives. The features included an automatic share-settled redemption upon a Qualified Financing, a share-settled redemption or repayment feature upon a Change of Control (as defined in the convertible notes), and an optional share-settled redemption feature upon a Non-Qualified Financing (as defined in the convertible notes). For each convertible note containing more than one embedded derivative, the embedded derivative features were bundled and evaluated as a single, compound embedded derivative. The derivatives do not materially impact the consolidated financial statements, therefore they were not recorded.

In conjunction with the sale of Series D redeemable convertible preferred stock in December 2019, the convertible notes, with an aggregate outstanding principal and accrued interest totaling $8.6 million, were automatically redeemed for shares of Series D-1 and Series D-2 redeemable convertible preferred stock (see Note 10). The redemption was accounted for as a debt extinguishment and the Company recognized a loss on debt extinguishment of $1.1 million. The derivatives embedded in the convertible notes were settled in conjunction with the December 2019 debt extinguishment.

Paycheck Protection Program

On April 24, 2020, the Company received loan proceeds in the amount of approximately $2.8 million under the Paycheck Protection Program (“PPP”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provided for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest were forgivable after eight weeks as long as the borrower used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintained its payroll levels. The amount of loan forgiveness would be reduced if the borrower terminated employees or reduced salaries during the eight-week period. The Company intended to use the proceeds for purposes consistent with the PPP. However, subsequent guidance issued from the Treasury department indicated that the Company might not qualify for loan forgiveness. Consequently, the Company repaid the loan on May 1, 2020.

Stifel Note

On January 7, 2021, the Company entered into a loan and security agreement with Stifel Bank (“Stifel”) for $10.0 million, which is collateralized by substantially all of the assets of the Company. In conjunction with the loan and security agreement, warrants were issued to Stifel (see Note 9 for discussion of warrants). The loan and security agreement provided for an immediate advance, upon loan closing, of $10.0 million, which the Company drew in full. Advances under the agreement pay cash interest monthly at the greater of the prime rate as reported in the Wall Street Journal plus 1.00%, or 4.50% per annum. If any loan payment is not made within 10 days of the payment due date, the Company will incur a late fee equal to the lesser of (i) 5.00% of the unpaid amount or (ii) the maximum amount permitted to be charged under applicable law, not in any case to be less than twenty-five dollars. The loan matures and all unpaid principal and interest is due in full on January 7, 2024.

The loan and security agreement with Stifel contains a provision whereby, in the Event of Default, the obligation will bear additional interest at a rate equal to 4%. Management evaluated Events of Default and determined the non-credit related events of default represent an embedded derivative that must be bifurcated and accounted for separately from the loan and security agreement. The default rate derivative is treated as a liability, initially measured at fair value with subsequent changes in fair value recorded in earnings. Management has assessed the probability of occurrence for a non-credit default event and determined the likelihood of a referenced event to be remote. Therefore, the estimated fair value of the default rate derivative was negligible as of January 31, 2022 and 2021, and no amount was recorded.

The terms of the loan and security agreement Stifel include financial covenants whereby ZeroFox must be in compliance with the following: a) at any time, the ratio of Total Debt (as defined in the loan and security agreements) to Annual Recurring Revenue (“ARR”) (as defined in the loan and security agreements) shall not be more than 1.0:1.0, and b) the Company shall maintain a minimum ARR, which increases over time, as defined in the loan and security agreements, measured as of the last day of each quarter.

On December 8, 2021, the Company amended its loan and security agreement with Stifel. The amendment reset the minimum ARR covenant for future periods and provided for an additional borrowing of $5.0 million, for which the Company borrowed $5.0 million in December 2021 and issued 161,113 warrants to purchase Series E redeemable convertible preferred stock at an exercise price of $1.86205.As of January 31, 2022, the outstanding principal of the loan includes $15.0 million of principal borrowed. The Company was in compliance with its financial covenants as of January 31, 2022.

Orix Note

On January 7, 2021, the Company entered into a loan and security agreement with Orix for $30.0 million, which is subordinated to the Stifel loan and is collateralized by substantially all of the assets of the Company. In conjunction with the loan and security agreement, warrants were issued to Orix (see Note 9 for discussion of warrants). The loan and security agreement provided for an immediate advance, upon loan closing, of $20.0 million, which the Company drew in full. The remaining $10.0 million shall be made in no more than three disbursements in increments of at least $2.5 million any time after March 31, 2021 and before March 31, 2022, as selected by ZeroFox. Advances under the agreement pay cash interest monthly at 10.00% per annum. The loan matures and all unpaid principal and interest is due in full on January 7, 2026. The loan also carries an end of term clause equal to 3% of the total amount borrowed if repaid on or before January 7, 2023, or 2% if repaid thereafter and prior to the maturity date. As of January 31, 2022, the outstanding principal of the loan includes $30.0 million of principal borrowed. Subsequent to year end, the Company amended their loan and security agreement with Orix to the total principal borrowed to $37.5 million (see Note 16).

The loan and security agreement with Orix contains a provision whereby, in the Event of Default, the obligation will bear additional interest at a rate equal to 5%. Management evaluated Events of Default and determined the non-credit related events of default represent an embedded derivative that must be bifurcated and accounted for separately from the loan and security agreement. The default rate derivative is treated as a liability, initially measured at fair value with subsequent changes in fair value recorded in earnings. Management has assessed the probability of occurrence for a non-credit default event and determined the likelihood of a referenced event to be remote. Therefore, the estimated fair value of the default rate derivative was negligible as of January 31, 2022 and no amount was recorded.

On December 8, 2021, the Company amended its loan and security agreement with Orix. The amendment reset the minimum ARR covenant for future periods.

The terms of the loan and security agreements with Stifel and Orix include financial covenants whereby ZeroFox must be in compliance with the following: a) at any time, the ratio of Total Debt (as defined in the loan and security agreements) to Annual Recurring Revenue (“ARR”) (as defined in the loan and security agreements) shall not be more than 1.00:1.00, and b) the Company shall maintain a minimum ARR, which increases over time, as defined in the loan and security agreements, measured as of the last day of each quarter. The Company was in compliance with its financial covenants as of January 31, 2022.

On December 8, 2021, the Company amended its loan and security agreement with Orix. The amendment reset the minimum ARR covenant for future periods. The Company was in compliance with its financial covenants as of January 31, 2022.

InfoArmor Note

On June 7, 2021, the Company issued a $3.8 million promissory note payable to InfoArmor, Inc. in connection with its acquistion of Vigilante. The promisory note accrues interest at 5.5% per annum (computed on the basis of a 365 day year). Principal and interest payments of $0.2 million are paid quarterly over the four year term of the loan maturing on June 7, 2025 . As of January 31, 2022, $0.9 million was recorded in current portion of long-term debt in the consolidated financial statements.

Bridge Notes

In December of 2021, the Company issued $5.0 million in bridge notes ($4.75 million of which were issued to related parties) to certain investors “PIPE Investors” in the potential PIPE (see Note 16). The bridge notes accrue interest at 5% per annum (computed on the basis of a 365 day year), which is paid-in-kind as an addition to the principal balance of the bridge notes. The bridge notes are due at the earlier of the twelve month anniversary of their issuance or the closing of the respective PIPE. Upon the closing of a PIPE, the bridge note holder may direct the

Company to satisfy its payment obligations under the bridge note by paying the holder/investor’s obligation under the PIPE. As of January 31, 2022, all $5.0 million was included in current portion of long-term debt in the consolidated financial statements.

9.    WARRANTS

In conjunction with the SLWF II loan issued on June 1, 2017, SLWF II received a warrant to purchase 1,924,790 shares of common stock. The warrant expires on June 1, 2027. The warrant is exercisable at an exercise price of the lesser of (i) $0.20 or (ii) the lowest value of a share of the Company’s common stock as determined by any future Section 409(A) valuation. The warrant contains a provision stating that if a Qualified Financing (as defined in the warrant agreement) occurs, the holder may elect to convert the warrant into a warrant to purchase the Future Round Securities issued in the Qualified Financing. As of the date the financial statements were available to be issued, this provision had not been executed.

In conjunction with the Hercules loan issued on June 26, 2019, Hercules is entitled to receive an aggregate number of Preferred Stock warrants equal to 4.00% of the applicable term advance divided by either (i) the “Next Round” preferred stock price, if completed by July 31, 2020 or (ii) the C-1 preferred stock price of $1.23. The Company did not meet the Next Round milestone; therefore, Hercules received a warrant to purchase 487,805 shares of C-1 preferred stock. The warrant expires on June 26, 2029. On May 7, 2021, in conjunction with the amendment to the Hercules loan and security agreement and the immediate advance of $5.0 million, Hercules received a warrant to purchase 160,546 shares of C-1 preferred stock with the same terms as the warrants issued on June 26, 2020.

In conjunction with the Stifel loan issued on January 7, 2021, Stifel received a warrant to purchase 107,408 shares of Series E preferred stock for an exercise price of $1.86 per share. The Series E preferred warrant expires on January 7, 2031. . In connection with the Stifel amendment on December 8, 2021, Stifel received a warrant to purchase 161,113 shares of Series E preferred stock for an exercise price of $1.86 per share. The Series E preferred warrant expires on December 8, 2031. The fair value of the Series E preferred warrants was $0.9 million as of January 31, 2022.

In conjunction with the Orix loan issued on January 7, 2021, Orix received a warrant to purchase 644,451 shares of Series E preferred stock for an exercise price of $1.86 per share. The Series E preferred warrant expires on January 7, 2031. The fair value of the Series E preferred warrant was $2.0 million as of January 31, 2022.

The exercise prices for the Series E preferred warrants are subject to anti-dilution adjustments in certain circumstances, including upon certain issuances of capital stock.

Warrants to purchase 124,903 shares of Series A preferred stock and warrants to purchase 146,341 shares of Series B preferred stock were outstanding at January 31, 2022 and 2021. The Series A preferred warrant expires on May 22, 2025, and the Series B preferred warrant expires on September 1, 2026.

The fair values of the Company’s warrants issued before July 8, 2021 are determined using the Black-Scholes model. After July 8, 2021, as a result of the potential merger with a SPAC (see Note 16), the Company began utilizing a Probability-Weighted Expected Return Method (“PWERM”) to determine the fair value of the Company’s warrants issued. The Company utilized a PWERM relying on (1) a Black-Scholes-Merton model to value a continued operations scenario where the Company remained a private entity (the “Stay Private Scenario”) and (2) a transaction scenario that reflected the merger with a SPAC (the “Transaction Scenario”).

The assumptions used in estimating the fair values of the Company’s warrants at issuance are as follows:

Assumptions	Series E Warrants	Series E Warrants	Series C-1 Warrants	Common Warrants	Series B Warrants	Series A Warrants
Initial Valuation Date:	December 8, 2021	January 27, 2021	June 26, 2019	June 1, 2017	September 1, 2016	May 22, 2015
Exercise price of the warrant	$1.86205	$1.86205	$1.23390	$0.20000	$0.82200	$0.64050
Expected term of the warrant (in years)	10.0	10.0	10.0	10.0	10.0	10.0
Price of the underlying share - stay private	$3.54	$2.20	$1.25	$0.20	$0.82	$0.74
Volatility	37.29%	40.64%	51.90%	60.00%	60.41%	66.74%
Risk-free rate	1.46%	87.00%	2.05%	2.21%	1.57%	2.21%

The assumptions used in estimating the fair values of the Company’s warrants as of January 31, 2022 are as follows:

	January 31, 2022
Assumptions	Series E Warrants	Series C-1 Warrants	Common Warrants	Series B Warrants	Series A Warrants
Exercise price of the warrant	$1.86205	$1.23390	$0.20000	$0.82200	$0.64050
Price of the underlying share - stay private	$2.94	$2.76	$1.85	$3.70	$3.70
Volatility	36.71%	36.95%	38.11%	39.30%	44.69%
Risk-free rate	1.78%	1.77%	1.64%	1.57%	1.42%
Price of the underlying share after conversion	$5.64	$5.64	$2.82	$5.64	$5.64
Expected term of the warrant (in years)	0.4 - 9.9	0.4 - 8.2	0.4 - 5.3	0.4 - 4.6	0.4 - 3.3
Fair value	$3.20	$3.71	$2.21	$4.05	$4.21
Number of warrants	912,972	648,350	1,924,790	146,341	124,903
Liability (in thousands)	$2,922	$2,408	$4,260	$593	$526

The assumptions used in estimating the fair values of the Company’s warrants as of January 31, 2021 are as follows:

	January 31, 2021
Assumptions	Series E Warrants	Series C-1 Warrants	Common Warrants	Series B Warrants	Series A Warrants
Exercise price of the warrant	$1.86205	$1.23390	$0.20000	$0.82200	$0.64050
Expected term of the warrant (in years)	9.9	9.3	6.3	5.6	4.3
Price of the underlying share	$2.20	$1.89	$0.64	$1.75	$1.71
Volatility	40.34%	38.21%	38.27%	38.78%	38.26%
Risk-free rate	0.79%	0.79%	0.68%	0.55%	0.36%
Number of warrants	751,859	648,350	1,924,790	146,341	124,903
Liability (in thousands)	$904	$714	$893	$155	$140

10.    REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

The Company’s capital structure includes the following classes of securities:

Common Stock — The Company’s common stock contains the following rights:

Liquidation Rights — In the event of any liquidation or dissolution of the Company (“Liquidation Event”), the holders of common stock are entitled to the remaining assets of the Company legally available for distribution after the payment of the full liquidation preference for all series of outstanding redeemable convertible preferred stock (“Preferred Stock”).

Dividends and Voting Rights — The holders of common stock are entitled to receive dividends if declared by the Company, but not until all dividends on all series of redeemable convertible preferred stock have been either paid or declared and segregated. Holders of common stock have the right to one vote per share.

Redeemable convertible preferred stock — The Company’s redeemable convertible preferred stock consists of ($ in thousands):

	2022		2021		2020
	Shares Issued and Outstanding	Amount	Shares Issued and Outstanding	Amount	Shares Issued and Outstanding	Amount
Convertible preferred stock — Series E, $0.00001 par value — authorized 19,033,653 shares; (liquidation preference $28,354,249)	15,227,437	$33,248	12,006,090	$25,409	—	$—
Convertible preferred stock — Series D, $0.00001 par value — authorized 14,833,942 shares; (liquidation preference $21,222,496)	13,871,547	$21,067	13,871,547	$21,067	13,871,547	$21,067
Convertible preferred stock — Series D-2, $0.00001 par value — authorized 993,868 shares (liquidation preference $1,216,439)	993,868	$1,451	993,868	$1,451	993,868	$1,451
Convertible preferred stock — Series D-1, $0.00001 par value — authorized shares 5,878,303 (liquidation preference $8,094,053)	5,878,303	$8,171	5,878,303	$8,171	5,878,303	$8,171
Convertible preferred stock — Series C-1, $0.00001 par value — authorized 16,208,756 shares (liquidation preference $14,037,000)	11,376,115	$13,979	11,376,115	$13,979	11,376,115	$13,979
Convertible preferred stock — Series C, $0.00001 par value — authorized 21,124,700 shares (liquidation preference $19,999,999)	21,124,699	$19,899	21,124,699	$19,899	21,124,699	$19,899
Convertible preferred stock — Series B, $0.00001 par value — authorized 26,914,949 shares (liquidation preference $22,124,088)	26,914,949	$22,047	26,914,949	$22,047	26,914,949	$22,047
Convertible preferred stock Series A, $0.00001 par value — authorized 16,122,188 shares (liquidation preference $10,246,261)	15,997,285	$10,159	15,997,285	$10,159	15,997,285	$10,159
Convertible preferred stock — Series seed, $0.00001 par value — authorized 9,198,372 shares (liquidation preference $2,285,795)	9,198,372	$2,208	9,198,372	$2,208	9,198,372	$2,208

	120,582,575	$132,229	117,361,228	$124,390	105,355,138	$98,981

Redeemable convertible preferred stock — Series E — In September 2020, in connection with the Cyveillance Acquisition (see Note 5), the Company issued 8,110,058 shares of Series E redeemable convertible preferred stock (“Series E”) with a fair value of $2.09 per share. As a result of these shares being issued the Company incurred issuance costs of $0.1 million. The difference between the carrying value of Series E and the liquidation preference of Series E, as defined below, is equal to the issuance costs. Such difference is not being accreted as Series E is not mandatorily redeemable, and the Company does not believe that a deemed liquidation event is probable of occurring. Subsequent to September 2020, an additional 7,117,379 shares of Series E redeemable convertible preferred stock were issued with an aggregate fair value totaling approximately $16.4 million (see Note 2).

Redeemable convertible preferred stock — Series D, Series D-1, and Series D-2 — In December 2019, the Company issued 13,871,547 shares of Series D redeemable convertible preferred stock (“Series D”) at $1.529930 per share for aggregate proceeds of $21.2 million, less issuance costs of $0.2 million. The difference between the carrying value of Series D and the liquidation preference of Series D, as defined below, is equal to the issuance costs. Such difference is not being accreted as Series D is not mandatorily redeemable, and the Company does not believe that a deemed liquidation event is probable of occurring.

The sale of Series D on December 20, 2019 triggered the automatic redemption of the convertible notes (see Note 8). The outstanding principal and accrued interest on the notes payable of $8.6 million was redeemed for 5,878,303 shares of Series D-1 with a fair value per share of $1.39 and 993,868 shares of Series D-2 with a fair value per share of $1.46. Therefore, as a result of the redemption, the Company recorded redeemable convertible Series D-1 preferred stock of $8.2 million and redeemable convertible Series D-2 preferred stock of $1.45 million. The difference between the value of the Series D-1 and Series D-2 redeemable convertible preferred stock recorded of $9.6 million and the outstanding principal and accrued interest on the notes payable of $8.6 million was equal to $1.1 million, which was recorded as a loss on debt extinguishment (see Note 8).

Redeemable convertible preferred stock — Series C-1 — In May 2018, the Company issued 11,376,115 shares of Series C-1 redeemable convertible preferred stock (“Series C-1”) at $1.233901 per share for aggregate proceeds of $14.0 million, less issuance costs of $0.06 million. The difference between the carrying value of Series C-1 and the liquidation preference of Series C-1, as defined below, is equal to the issuance costs. Such difference is not being accreted as Series C-1 is not mandatorily redeemable, and the Company does not believe that a deemed liquidation event is probable of occurring.

Redeemable convertible preferred stock — Series C — In April 2017, the Company issued 21,124,699 shares of Series C redeemable convertible preferred stock (“Series C”) at $0.946759 per share for aggregate proceeds of $20.0 million, less issuance costs of $0.1 million. The difference between the carrying value of Series C and the liquidation preference of Series C, as defined below, is equal to the issuance costs. Such difference is not being accreted as Series C is not mandatorily redeemable, and the Company does not believe that a deemed liquidation event is probable of occurring.

Redeemable convertible preferred stock — Series B — In November 2015, the Company issued 25,176,396 shares of Series B redeemable convertible preferred stock (“Series B”) at $0.822 per share for aggregate proceeds of $20.7 million, less issuance costs of $0.08 million. The difference between the carrying value of Series B and the liquidation preference of Series B, as defined below, is equal to the issuance costs. Such difference is not being accreted as Series B is not mandatorily redeemable, and the Company does not believe that a deemed liquidation event is probable of occurring.

The sale of Series B on November 20, 2015, triggered the redemption of outstanding convertible notes payable held by several strategic investors of the Company. The outstanding principal and accrued interest on the notes payable totaled $1.3 million, which was converted into 1,738,553 shares of Series B, with a value of $1.4 million. The difference of $0.09 million represents, on average, a 6.2% discount on the selling price of Series B as required under the provisions of the convertible notes payable. The value of the discount was recognized on the date of the conversion.

Redeemable convertible preferred stock — Series A — In April 2014, the Company issued 15,997,285 shares of Series A redeemable convertible preferred stock (“Series A”) at $0.6405 per share for aggregate proceeds of $10.2 million, less issuance costs of $0.09 million. The difference between the carrying value of Series A and the liquidation preference of Series A, as defined below, is equal to the issuance cost. Such difference not being accreted as Series A is not mandatorily redeemable and the Company does not believe that a deemed liquidation event is probable of occurring.

Series E, Series D-2, Series D-1, Series D, Series C-1, Series C, Series B, and Series A (collectively the “Series Preferred”) contain the following rights:

Conversion and Redemption Provisions — Series Preferred is mandatorily convertible upon either a Qualified IPO, which is defined in the Company’s certificate of incorporation as the closing of the sale of shares of Common Stock to the public at a price of at least five (5) times the Series D Original Issue Price (defined in the Company’s certificate of incorporation as $1.529930 per share, subject to adjustment based on the occurrence of certain events) in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of proceeds, net of the underwriting discount and commissions, to the Company or the vote of the holders of a majority of the Series Preferred and Series Seed and the vote of a holders a majority of the Series D, Series D-1 and Series D-2. The requisite holders approved the mandatory conversion of the Series Preferred by written consent on December 18, 2021. Such mandatory conversion is contingent on the consummation of the potential merger of the Company with a Special Purpose Acquisition Company, as described in Note 16. The holders of the Company’s Series Preferred are entitled to convert their shares into common stock on demand. The number of shares of common stock issued upon conversion is determined based on the number of converted Series Preferred and the conversion ratio. The conversion ratio is calculated by dividing the original issue price by the conversion price then in effect. The conversion price can be adjusted based on the occurrence of certain events, as defined in the certificate of incorporation. The table below depicts the original issue date, original issue price, conversion price, and conversion ratio, including all changes to conversion prices and conversion ratios from each Series Preferred original issue date through January 31, 2022.

Preferred Stock Series	Original Issue Date	Effective Date of Conversion Price	Original Issue Price	Conversion Price	Conversion Ratio
Series A	April 14, 2014	November 20, 2015	$0.640	$0.320	2.0
Series B	November 20, 2015	November 20, 2015	$0.822	$0.411	2.0
Series C	April 26, 2017	April 26, 2017	$0.947	$0.473	2.0
Series C-1	May 31, 2018	May 31, 2018	$1.234	$0.617	2.0
Series D	December 20, 2019	December 20, 2019	$1.530	$0.765	2.0
Series D-1	December 20, 2019	December 20, 2019	$1.224	$0.612	2.0
Series D-2	December 20, 2019	December 20, 2019	$1.377	$0.688	2.0
Series E	September 30, 2020	September 30, 2020	$1.862	$0.931	2.0

The Series Preferred is not mandatorily redeemable. The Series Preferred is contingently redeemable upon the occurrence of a deemed liquidation event and a majority vote of the holders of Series Preferred and Series Seed to redeem all outstanding shares of the Company’s redeemable convertible preferred stock. The contingent redemption upon the occurrence of a deemed liquidation is not within the Company’s control and therefore the Series Preferred is classified outside of permanent equity in mezzanine equity on the Company’s consolidated balance sheets (see Note 2).

Liquidation Rights — In the event of any liquidation, the holders of shares of Series Preferred shall be entitled to be paid, on a pari passu basis, an amount per share equal to the original issue price, plus all declared but unpaid dividends prior to the payment of the liquidation preference for the holders of Series Seed or any distribution to holders of common stock.

Dividends — The holders of Series Preferred are entitled to receive noncumulative dividends in the amount of 8% of the original issuance price if, and only if, declared by the Board. The holders of Series Preferred, prior to, and in preference to, any dividends paid on Series Seed and common stock. Holders of Series Preferred are entitled to receive dividends on an as-if-converted basis at the same rate as common stockholders, if and when dividends are declared, and are entitled to a number of votes per share equal to the number of shares of common stock into which such shares are convertible. As of January 31, 2022, no dividends have been declared or paid.

Voting Rights — Voting rights are consistent with the rights of holders of common stock, except for special rights to approve certain Company actions or appoint a member of the Board, except as otherwise required by law.

Redeemable convertible preferred stock — Series Seed — On June 21, 2013, the Company issued 7,645,871 shares of Series Seed at $0.2485 per share for aggregate proceeds of $1.9 million, less offering costs of $0.05 million. One of the investors who purchased Series Seed on June 21, 2013, also received a warrant, at no additional cost, to acquire an additional 115,000 shares of Series Seed at $0.01 per share. The cash proceeds received on the initial sale of Series Seed were first allocated to the fair value of the warrant issued and recorded as a warrant liability in the amount of $0.03 million, with the remainder of the cash proceeds, totaling $1.9 million, allocated to the carrying value of Series Seed.

The sale of Series Seed on June 21, 2013, triggered the redemption of outstanding convertible notes payable held by early investors in the Company. The outstanding principal and accrued interest on the notes payable totaled $0.3 million, which was converted into 1,437,501 shares of Series Seed, with a value of $0.4 million. The difference of $0.07 million represents a 20% discount on the selling price of Series Seed as required under the provisions of the notes payable. The value of the discount was recognized on the date of conversion.

On June 26, 2013, the warrant issued on June 21, 2013 was exercised. At exercise, the Company issued 115,000 shares of Series Seed and recognized the value of Series Seed equal to the cash proceeds from the exercise of $1,150, plus the fair value of the warrant as recognized on issuance of $0.03 million, for a total of $0.03 million.

The difference between the carrying value of Series Seed and the liquidation preference of Series Seed, as defined below, is equal to the issuance costs, plus the fair value of the warrant on the date of grant. Such difference is not being accreted as Series Seed is not mandatorily redeemable, and the Company does not believe that a deemed liquidation event is probable of occurring.

Series Seed contains the following rights:

Conversion and Redemption Provisions — Series Seed is mandatorily convertible upon either a Qualified IPO, which is defined in the Company’s certificate of incorporation as the closing of the sale of shares of Common Stock to the public at a price of at least five (5) times the Series D Original Issue Price (defined in the Company’s certificate of incorporation as $1.529930 per share, subject to adjustment based on the occurrence of certain events) in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of proceeds, net of the underwriting discount and commissions, to the Company or the vote of the holders of a majority of the Series Preferred and Series Seed and the vote of a holders a majority of the Series D, Series D-1 and Series D-2. The requisite holders approved the mandatory conversion of the Series Seed by written consent on December 18, 2021. Such mandatory conversion is contingent on the consummation of the potential merger of the Company with a Special Purpose Acquisition Company, as described in Note 16. The holders of the Series Seed are entitled to convert their shares into common stock on demand. The number of shares of common stock issued upon conversion is determined based on the number of converted Series Seed and the conversion ratio, which varies based upon the occurrence of certain events. The conversion ratios for Series Seed are described in the table below.

Preferred Stock Series	Original Issue Date	Effective Date of Conversion Price	Original Issue Price	Conversion Price	Conversion Ratio
Series Seed	June 21, 2013	June 21, 2013	$0.249	$0.249	1.0
Series Seed	June 21, 2013	November 20, 2015	$0.249	$0.124	2.0

The Series Seed is not mandatorily redeemable. The Series Seed is contingently redeemable upon the occurrence of a deemed liquidation event and a majority vote of the holders of Series Preferred and Series Seed to redeem all outstanding shares of the Company’s redeemable convertible preferred stock. The contingent redemption upon the occurrence of a deemed liquidation is not within the Company’s control and therefore the Series Seed is classified outside of permanent equity in mezzanine equity on the Company’s consolidated balance sheets (see Note 2).

Liquidation Rights — In the event of any liquidation event, the holders of shares of Series Seed are entitled to an amount per share equal to the original issue price, plus all declared but unpaid noncumulative dividends, after the payment of the full liquidation preference to Series A, Series B, Series C, Series C-1, Series D, Series D-1 and Series D-2, but prior to any distributions to holders of common stock.

Dividends and Voting Rights — The holders of Series Seed are entitled to receive noncumulative dividends in the amount of 8% of the original Series Seed issue price if, and only if, declared by the Board. Holders of Series Seed are entitled to receive dividends on an as-if-converted basis at the same rate as common stockholders, if dividends are declared, and are entitled to the number of votes per share equal to the number of shares of common stock into which such shares are convertible. As of January 31, 2022, no dividends have been declared or paid. Voting rights are consistent with the rights of holders of common stock, except for special rights to approve certain Company actions or appoint a member of the Board, except as otherwise required by law.

The Company’s common stock reserved for future issuance is as follows:

	January 31,
	2022	2021	2020
Series Seed redeemable convertible preferred stock	18,396,744	18,396,744	18,396,744
Series A redeemable convertible preferred stock	31,994,570	31,994,570	31,994,570
Series B redeemable convertible preferred stock	53,829,898	53,829,898	53,829,898
Series C redeemable convertible preferred stock	42,249,398	42,249,398	42,249,398
Series C-1 redeemable convertible preferred stock	22,752,230	22,752,230	22,752,230
Series D redeemable convertible preferred stock	27,743,094	27,743,094	—
Series D-1 redeemable convertible preferred stock	11,756,606	11,756,606	—
Series D-2 redeemable convertible preferred stock	1,987,736	1,987,736	—
Series E redeemable convertible preferred stock	30,454,874	24,012,180	—
Common stock warrants	1,924,790	1,924,790	1,924,790
Series A redeemable convertible preferred stock warrants	249,806	249,806	249,806
Series B redeemable convertible preferred stock warrants	292,682	292,682	292,682
Series C-1 redeemable convertible preferred stock warrants	1,296,700	1,296,700	—
Series E redeemable convertible preferred stock warrants	1,825,944	1,503,718	—
Stock options issued and outstanding	21,715,815	18,201,160	11,007,338
Shares available for future grant under 2013 Plan	1,193,436	2,533,075	1,664,321

Total common stock reserved	269,664,323	260,724,387	184,361,777

11.    STOCK-BASED COMPENSATION

Stock Options — On February 1, 2013, the Company adopted the 2013 Stock Plan (the “2013 Plan”). The 2013 Plan, as amended, provides for the issuance of up to 27,802,178 shares of common stock to employees, officers, directors, consultants, and advisors in the form of nonqualified and incentive stock options, unvested stock awards, and other stock-based awards. At January 31, 2022, there were 1,193,436 shares of common stock available for issuance under the 2013 Plan.

Stock options are granted at exercise prices not less than the fair value of the stock at the date of grant. The Company determines fair value periodically through independent third-party valuations based on historical financial information. Options generally vest over four years, with 25% vesting on the first anniversary date of the grant of the option and the balance ratably over the remaining 36 months on a quarterly basis. Options expire 10 years from the date of grant. The Company intends to issue new shares to satisfy share options upon exercise.

The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option- pricing model. The Black-Scholes option-pricing model requires estimates of highly subjective assumptions, which affect the fair value of each stock option.

Expected Volatility — As the Company is privately held and there has been no public market for its common stock to date, the expected volatility is based on the average historical stock price volatility of comparable publicly-traded companies in its industry peer group, financial, and market capitalization data.

Expected Term — The expected term of the Company’s options represents the period that the stock-based awards are expected to be outstanding.

The Company has estimated the expected term of its employee awards using the SAB Topic 14 Simplified Method allowed by the FASB and SEC, for calculating expected term as it has limited historical exercise data to provide a reasonable basis upon which to otherwise estimate expected term. Certain of the Company’s options began vesting prior to the grant date, in which case the Company uses the remaining vesting term at the grant date in the expected term calculation.

Risk-Free Interest Rate — The Company estimates its risk-free interest rate by using the yield on actively traded non-inflation-indexed U.S. treasury securities with contract maturities equal to the expected term.

Dividend Yield — The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.

Fair Value of Underlying Common Stock — Because the Company’s common stock is not yet publicly traded, the Company must estimate the fair value of common stock. The Board of Directors considers numerous objective and subjective factors to determine the fair value of the Company’s common stock at each meeting in which awards are approved. The factors considered include, but are not limited to: (i) the results of contemporaneous independent third-party valuations of the Company’s common stock; (ii) the prices, rights, preferences, and privileges of the Company’s Convertible Redeemable Preferred Stock relative to those of its common stock; (iii) the lack of marketability of the Company’s common stock; (iv) actual operating and financial results; (v) current business conditions and projections; (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions; and (vii) precedent transactions involving the Company’s shares.

The Company used the following weighted-average assumptions to estimate the fair value of stock options:

	As of January 31,
Assumptions	2022	2021	2020
Weighted-average risk-free rate	1.42%	1.83%	2.42%
Weighted-average expected term of the option (in years)	6.06	6.04	6.08
Weighted-average expected volatility	38.09%	37.84%	40.03%
Weighted-average dividend yield	0.00%	0.00%	0.00%

A summary of option activity for the year ended January 31 2022 is as follows (Aggregate Intrinsic Value in thousands):

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of February 1, 2021	18,201,160	$0.2503	7.06	$7,092
Granted	5,379,925	$1.0620
Exercised	(811,666)	$0.2484
Cancelled	(1,053,604)	$0.4916

Outstanding as of January, 31, 2022	21,715,815	$0.4398	6.79	$41,699

Vested as of Januray 31, 2022	13,306,253	$0.2323	5.56	$28,311

Vested and expected to vest as of January 31, 2022	18,772,456	$0.3883	6.48	$37,013

The weighted-average grant-date fair value of options granted during the years ended January 31, 2022, 2021, and 2020 was $0.6709, $0.1639, and $0.1329, respectively. The total intrinsic value of options exercised during the years ended January 31, 2022, 2021, and 2020 was $1.7 million, $0.2 million, and $0.1 million, respectively.

Unrecognized compensation cost related to option-based compensation arrangements granted under the Plan totaled $3.6 million as of January 31, 2022. The unrecognized compensation cost as of January 31, 2022 is expected to be recognized over a weighted-average remaining period of 3.2 years. The total fair value of the common stock options that vested during the year ended January 31, 2022 was $0.5 million.

Restricted Stock — Pursuant to the Plan, during the year ended January 31, 2022, the Company issued 176,317 shares of common stock to a member of the Board, of which 105,264 of the restricted shares vest at 8.33% per quarter over three years and 71,053 of the restricted shares vest over four years, with 25% vesting on the first anniversary date of the grant and the balance ratably over the remaining 36 months on a quarterly basis. The grant-date fair value of the shares was $0.3 million. Stock-based compensation expense related to restricted stock was not material in the year ended January 31, 2022. As of January 31, 2022, 17,544 restricted shares were vested.

Stock-Based Compensation Expense — The Company recognized noncash stock-based compensation expense in the accompanying consolidated statements of comprehensive loss for the years ended January 31, 2022, 2021, and 2020, which is as follows (in thousands):

	Year Ended January 31,
	2022	2021	2020
	(dollars in thousands)
Cost of revenue	$50	$3	$9
Research and development	97	72	85
Sales and marketing	222	130	87
General and administrative	327	245	87

Total stock-based compensation expense	$696	$450	$268

12.    INCOME TAXES

The provision for consolidated income taxes for the years ended January 31, 2022, 2021, and 2020, is as follows (in thousands):

	2022	2021	2020
Current tax expense:
Federal	$—	$—	$—
Foreign	100	86	190
State and local	—	—	—

	100	86	190
Deferred tax (benefit) expense
Federal	(5,387)	(4,253)	(4,363)
State and local	(299)	(272)	(222)
Foreign	—	—	(92)

	(5,686)	(4,525)	(4,677)
Less change in valuation allowance	5,050	4,525	4,585

Net income tax (benefit) expense	$(536)	$86	$98

The reported income tax provision differs from the amount computed by applying the statutory US federal income tax rate to the loss before income t axes due to nondeductible expenses, and the impact of state taxes, as well as the change in the valuation allowance. A reconciliation of the statutory US income tax rate to the effective income tax rate for the years ended January 31, 2022, 2021, and 2020, is as follows:

	2022	2021	2020
US statutory rate	21.00%	21.00%	21.00%
State taxes	0.77	1.19	0.98
Permanent differences	(6.61)	(0.39)	(1.70)
Change in valuation allowance	(12.96)	(19.87)	(20.25)
Other	(0.83)	(2.36)	(0.46)

Net income tax expense	1.37%	-0.43%	-0.43%

Deferred income taxes reflect temporary differences in the recognition of revenue and expenses for income tax reporting and consolidated financial statement purposes. Deferred income taxes as of January 31, 2022 and 2021 consisted of the following (in thousands):

	2022	2021
Deferred tax assets:
Depreciation and amortization	$546	$574
Deferred revenue	2,273	7,022
Stock-based compensation	66	64
Fair market value adjustments for warrants	—	260
Accruals	856	805
Charitable contributions	3	3
Allowance for doubtful accounts	17	12
Deferred payroll taxes	—	181
Net operationg losses-federal and state	31,697	20,589

Total deferred tax assets before valuation allowance	35,458	29,510
Valuation allowance	(32,063)	(27,013)

Total deferred tax assets	3,395	2,497

	2022	2021
Deferred tax liabilities:
Prepaid commissions	(2,854)	(2,497)
Contingent consideration	(541)	—

Total deferred tax liabilities	(3,395)	(2,497)

Net deferred tax	$—	$—

The Company has established a full-valuation allowance to offset its deferred tax assets because the Company does not have a history of taxable income. The Company increased the valuation allowance in the current year by $5.1 million. The Company will continue to evaluate the realizability of its deferred tax assets.

The following table provides a rollforward of the Company’s valuation allowance for its deferred tax assets (in thousands):

	Balance at beginning of period	Increases to allowance	Decreases to allowance	Balance at end of period
Year ended January 31, 2022	$27,013	$5,050	$—	$32,063
Year ended January 31, 2021	22,524	5,050	—	27,013

The Company had net operating loss carryforwards available to offset federal future taxable income of approximately $101.9 million and $85.1 million as of January 31, 2022 and 2021, respectively. The extent to which NOL carryforwards can be used to offset future taxable income may be limited, depending on the extent of any ownership changes, as defined by applicable regulations. These limitations may result in the expiration of NOL carryforwards before utilization.

As of January 31, 2022, the Company’s federal income tax returns for fiscal year 2019 through fiscal year 2021 remained open under the statute of limitations and were subject to examination by tax authorities. In addition, as of January 31, 2022, the Company had various state income tax returns that remained open under the respective statutes of limitations and that were subject to examination by tax authorities. As of January 31, 2022, the longest period for which any of the Company’s state income tax returns remained open and subject to examination by tax authorities was for fiscal year 2018 through fiscal year 2021.

13.    RELATED PARTY TRANSACTIONS

The Company leases office space in Baltimore, Maryland (see Note 14). The lessor is owned and operated by the Company’s chief executive officer. ZeroFox incurred rent expense of $0.4 million, $0.4 million, and $0.4 million during the years ended January 31, 2022, 2021, and 2020, respectively. The Company capitalized $0.01 million and $0.01 million of leasehold improvements during the years ended January 31, 2022 and 2021, respectively. As of January 31, 2022 and 2021, ZeroFox had leasehold improvements of $0.2 million and $0.2 million, respectively, net of accumulated depreciation of $0.2 million and $0.2 million, respectively. As of January 31, 2022 and 2021, the Company did not have any prepaid rent. The lessor holds a $0.1 million security deposit that is refundable at the end of the lease term.

As part of the consideration for the Cyveillance Acquisition (see Note 5), ZeroFox issued Series E redeemable convertible preferred stock to Lookingglass. As a result, as of January 31, 2022, Lookingglass is a related party of the Company. Effective September 30, 2020, as part of the Cyveillance Acquisition, ZeroFox entered into a sublease agreement with Lookingglass for office space in Reston, Virginia (see Note 14). Under the sublease agreement, ZeroFox incurred rent expense of $0.3 million and $0.1 million for the years ended January 31, 2022 and 2021, respectively. During the years ended January 31, 2022 and 2021, ZeroFox did not capitalize any leasehold improvements. As of January 31, 2022 and 2021, the Company had $0.1 million in accrued rent for the subleased premises. In addition to the sublease, in connection with the Cyveillance Acquisition, ZeroFox and Lookingglass entered into a transition support agreement. The agreement stipulates that ZeroFox will reimburse Lookingglass for services performed as part of the transition. For the year ended January 31, 2022 and 2021, ZeroFox incurred expenses totaling $0.5 and $0.3 million, respectively, under the agreement. As of January 31, 2022, ZeroFox had an accrued liability payable to Lookingglass totaling $0.2 million. related to transition services.

In December of 2021, the Company issued bridge notes ($4.75 million of which were issued to related parties) to certain investors in the potential PIPE (see Note 8 and 16).

14.    COMMITMENTS AND CONTINGENCIES

Operating Leases — The Company entered into non-cancelable operating lease agreements for office space in the United States of America, Chile, the United Kingdom and India. The leases expire during the years ending January 31, 2022 and beyond.

The table below provides the Company’s future minimum operating lease payments as of January 31, 2022 (in thousands).

Year Ending January 31,	Future minimum payments to related parties	Future minimum payments to unrelated parties	Total future minimum payments
2023	$588	$447	$1,035
2024	36	445	481
2025	—	432	432

Total future minimum payments	$624	$1,324	$1,948

Rent expense for the years ended January 31, 2022, 2021, and 2020 totaled $0.9 million, $0.9 million, and $0.6 million, respectively.

Sales and Other Taxes — The Company’s cloud solutions are subject to sales and other taxes in certain jurisdictions where the Company does business. The Company bills sales and other taxes to customers and remits these to the respective government authorities. Taxing jurisdictions have differing rules and regulations, which are subject to varying interpretations that may change over time. There may be assessments for sales tax jurisdictions in which the Company has not accrued a sales tax liability. The Company has been unable to assess the probability, or estimate the amount, of this exposure. There were no pending reviews as of January 31, 2022. Management does not anticipate that its exposure for unaccrued sales tax, if any, would have a material effect on the Company’s consolidated financial position, results of operations, or cash flows.

Employee Benefit Plan — The Company’s 401(k) plan (the “401(k) Plan”) was established in 2014 to provide retirement and incidental benefits for its employees. As allowed under Section 401(k) of the Internal Revenue Code, the 401(k) Plan provides tax-deferred salary deductions for eligible employees. Contributions to the 401(k) Plan are limited to a maximum amount as set periodically by the Internal Revenue Service. To date, the Company has not made any contributions to the 401(k) Plan.

General Litigation — In the ordinary course of business, the Company is involved in various disputes. In the opinion of management, the amount of liability, if any, resulting from the final resolution of these matters will not have a material impact on the Company’s consolidated financial position, results of operations, or cash flows. The Company was not involved in any pending litigation as of January 31, 2022.

Warranties and Indemnification — The Company’s enterprise cloud platform is typically warranted to perform in a manner consistent with general industry standards that are reasonably applicable and materially in accordance with the Company’s online help documentation under normal use and circumstances.

The Company’s arrangements generally include certain provisions for indemnifying customers against liabilities if its services infringe a third-party’s intellectual property rights. To date, the Company has not incurred any material costs because of such obligations and has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements.

The Company has also agreed to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines, and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person’s service as a director or officer, including any action by the Company, arising out of that person’s services as the Company’s director or officer or that person’s services provided to any other company or enterprise at the Company’s request. The Company maintains director and officer insurance coverage that would generally enable the Company to recover a portion of any future amounts paid. The Company may also be subject to indemnification obligations by law with respect to the actions of its employees under certain circumstances and in certain jurisdictions.

Risks and Uncertainties — The impact of the coronavirus (COVID-19) pandemic, or similar global health concerns, could negatively impact the Company’s operations, suppliers or other vendors, and its customer base. As of the report date, management is not aware of any impacts from quarantines, labor shortages or other disruptions related to COVID-19 that would have a material adverse effect on the Company’s operations. The COVID-19 pandemic did not have a material impact on our historical financial statements.

15.    NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

The Company follows the two-class method when computing net loss per share of common stock because it has issued securities, other than common stock, that contractually entitle the holders to participate in dividends and earnings. These participating securities include the Company’s restricted common stock, which has non- forfeitable rights to participate in any dividends declared on the Company’s common stock. The two-class method requires all earnings for the period to be allocated between common stock and participating securities based upon their respective rights to receive distributed and undistributed earnings.

Under the two-class method, for periods with net income, basic net income per share of common stock is calculated by dividing the net income attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Net income attributable to common stockholders is calculated by subtracting from net income the portion of current year earnings that the participating securities would have been entitled to receive pursuant to their dividend rights had all of the year’s earnings been distributed. No such adjustment to earnings is made during periods with a net loss, as the holders of the participating securities have no obligation to fund losses.

Diluted net income per share of common stock is computed under the two-class method by using the weighted average number of shares of common stock outstanding plus, for periods with net income attributable to common stockholders, the potential dilutive effects of unvested restricted stock, stock options, warrants, and preferred stock.

Due to net losses for the years ended January 31, 2022, 2021, and 2020, basic and diluted net loss per share were the same, as the effect of potentially dilutive securities would have been anti-dilutive to the calculation of net loss per share.

The following table includes the calculation of basic and diluted net loss per share (Net loss amounts in thousands):

	For the years ended January 31,
	2022	2021	2020
Numerator:
Net loss	$(38,439)	$(22,740)	$(22,739)

Net loss per share attributable to common stockholders	$(38,439)	$(22,740)	$(22,739)

Denominator:
Weighted-average common stock outstanding	42,073,124	41,635,679	41,346,979

Net loss per share attributable to common stockholders – basic and diluted	$(0.91)	$(0.55)	$(0.55)

The following potentially dilutive securities were not included in the calculation of weighted average common shares outstanding, as their effects would have been anti-dilutive for the years ended January 31, 2022, 2021, and 2020.

	January 31,
	2022	2021	2020
Preferred stock (on an as-converted basis)
Series Seed redeemable convertible preferred stock	18,396,744	18,396,744	18,396,744
Series A redeemable convertible preferred stock	31,994,570	31,994,570	31,994,570
Series B redeemable convertible preferred stock	53,829,898	53,829,898	53,829,898
Series C redeemable convertible preferred stock	42,249,398	42,249,398	42,249,398
Series C-1 redeemable convertible preferred stock	22,752,230	22,752,230	22,752,230
Series D redeemable convertible preferred stock	27,743,094	27,743,094	3,268,364
Series D-1 redeemable convertible preferred stock	11,756,606	11,756,606	1,385,025
Series D-2 redeemable convertible preferred stock	1,987,736	1,987,736	234,172
Series E redeemable convertible preferred stock	29,473,913	6,393,236	—
Total common stock reserved	240,184,189	217,103,512	174,110,401
Common Stock
Restricted common stock	158,773	—	—
Warrants
Common stock warrants	1,924,790	1,924,790	1,924,790
Series A redeemable convertible preferred stock warrants	249,806	249,806	249,806
Series B redeemable convertible preferred stock warrants	292,682	292,682	292,682
Series C-1 redeemable convertible preferred stock warrants	1,296,700	1,212,480	588,039
Series E redeemable convertible preferred stock warrants	1,552,273	102,713	—
	5,316,251	3,782,471	3,055,317
Options to purchase common stock
Issued and outstanding	20,695,388	18,283,708	13,623,989

16.    SUBSEQUENT EVENTS

ZeroFox Merger with L&F Acquisition Corp. and ID Experts Holdings, Inc. — On December 17, 2021, the Company entered into a merger agreement with L&F Acquisition Corp (“L&F”), which is a Special Purpose

Acquisition Company, and ID Experts Holdings, Inc (“IDX”). IDX provides a consumer privacy platform built for agility in the digital age. IDX provides privacy, identity protection, and data breach response services to its customers.

Subsequent to the effectiveness of the merger transaction, ZeroFox and IDX will be wholly-owned subsidiaries of L&F. However, the accounting acquirer is determined based on the redemptions of the existing L&F shareholders, as follows:

(1)

assuming minimum redemption, ZeroFox will be deemed the acquirer in the merger transaction for accounting purposes. Accordingly, the merger transaction would be accounted for as a reverse recapitalization, in which case the net assets of L&F will be stated at historical cost and no goodwill or other intangible assets attributable to L&F or ZeroFox will be recorded as a result of the merger. The acquisition of IDX will be accounted for using the acquisition method of accounting. The consideration transferred to effect the acquisition will be allocated to the assets acquired and liabilities assumed based on their estimated acquisition-date fair values. The excess of consideration transferred over the fair values of assets acquired and liabilities assumed will be recorded as goodwill.

(2)

assuming maximum redemption, ZeroFox will be considered a variable interest entity and L&F will be deemed the acquirer in the merger transaction for accounting purposes. Accordingly, the merger transaction would be accounted for as a forward merger, in which case the acquisition of ZeroFox and IDX will be accounted for using the acquisition method of accounting. The consideration transferred to effect the acquisition will be allocated to the assets acquired and liabilities assumed based on their estimated acquisition-date fair values. The excess of consideration transferred over the fair values of assets acquired and liabilities assumed will be recorded as goodwill.

It is expected that ZeroFox will account for the acquisition of IDX as a business combination in accordance with ASC 805, Business Combinations. The IDX acquisition allows ZeroFox to further scale its digital risk protection services and expand its customer base. Upon the consummation of the merger transaction, the following consideration is expected to be transferred to effect the acquisition of IDX (I) $50.0 million in cash, subject to certain positive and negative adjustments (II) shares of L&F Class A common stock with an estimated aggregate fair value of 288.8 million (III) payoff of certain debts of IDX (IV) reimbursement of certain transaction costs incurred by IDX related to the merger agreement.

The merger pursuant to the December 17, 2021 agreement would result in ZeroFox becoming a publicly listed company, as the surviving business post-merger. If consummated, the merger will result in all holders of ZeroFox’s issued and outstanding redeemable convertible preferred stock and common stock (inclusive of restricted stock awards) receiving shares of L&F Class A common stock, in exchange for their ZeroFox equity holdings. In addition, if consummated, the merger will result in all holders of IDX’s issued and outstanding redeemable convertible preferred stock and common stock exchanging their equity holdings for the consideration described in (I) through (IV) above.

Upon consummation of the merger, it is expected that at least $170.0 million of cash will be raised through the issuance of certain convertible notes and a contemporaneous sale of common stock in connection with the closing of a PIPE investment. In addition, any portion of the cash and marketable securities that are held in L&F’s trust account at the time of the merger that is not used to redeem shares of L&F’s Class A common stock held by L&F’s public shareholders upon the closing of the merger, is expected to become available to the combined company for general use. Cash available for general use will be reduced by cash payments made for (A) merger transaction costs (B) deferred underwriting fees related to L&F’s IPO, (C) portions of the Company’s and IDX’s outstanding debt, and (D) certain other costs directly or indirectly attributable to the merger transaction.

There is no assurance that the merger will occur, as consummation of the transaction is subject to (A) the affirmative vote of at least a majority of the votes cast by L&F’s pre-merger public stockholders at an L&F special meeting for which a quorum is present and (B) a minimum of $170.0 million of aggregate required funds becoming available to the combined company based upon the summation of (i) the cash proceeds from L&F’s contemporaneous PIPE Investment pursuant to which L&F Class A common stock will be sold, (ii) the proceeds from the issuance of certain convertible notes, and (iii) cash and marketable securities held in trust, after permitted redemptions of Class A common shares held by L&F’s public shareholders. Neither approval of the merger transaction by L&F’s public stockholders nor the amount of cash and marketable securities that would remain in L&F’s trust account after permitted redemptions of Class A common shares by L&F’s public stockholders is within the control of the Company, L&F, or IDX. If the merger does occur, the name of the merged entity will be ZeroFox Holdings, Inc.

Additional borrowing — On February 10, 2022, the Company amended its loan and security agreement with Orix. The amendment provided for an additional borrowing of $7.5 million, for which the Company borrowed $7.5 million in February 2022 and issued 161,112 warrants to purchase Series E redeemable convertible preferred stock at an exercise price of $1.86205.

Subsequent events have been considered for disclosure and recognition in the consolidated financial statements through April 7, 2022, the date the consolidated financial statements were available to be issued. No events occurred through that date that would require disclosure in the accompanying consolidated financial statements, other than those discussed above.